Form 20-F/A
period 1998-12-31
VISIBLE GENETICS INC
filed 2000-01-10
CIK 1010819

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 20-F/A-1

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998

                           Commission File No. 0-28550

                              VISIBLE GENETICS INC.
    (Exact name of Registrant as specified in its charter and translation of
                        Registrant's name into English)


                                     ONTARIO
                 (Jurisdiction of incorporation or organization)


                  700 BAY STREET, TORONTO, ONTARIO, CANADA M5G
                       1Z6 (Address of principal executive
                                    offices)


          Securities registered or to be registered pursuant to Section
                               12(b) of the Act:

                                      None

          Securities registered or to be registered pursuant to Section
                               12(g) of the Act:

                           COMMON SHARES, NO PAR VALUE
                                (Title of Class)


        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

                                      None

  Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report:

             As of December 31, 1998, the Registrant had outstanding
                            9,248,233 Common Shares.

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

                                Yes |X|  No |_|

      Indicate by check mark which financial statement item the Registrant has elected to follow:

                            Item 17 |_|  Item 18 |X|

                              Visible Genetics Inc.

                           ANNUAL REPORT ON FORM 20-F


                   For the Fiscal Year Ended December 31, 1998


                                TABLE OF CONTENTS
PART I

         Item 1.  Description of Business.......................................................2

         Item 2.  Description of Property......................................................35

         Item 3.  Legal Proceedings............................................................36

         Item 4.  Control of Registrant........................................................36

         Item 5.  Nature of Trading Market.....................................................37

         Item 6.  Exchange Controls and Other Limitations Affecting Security Holders...........37

         Item 7.  Taxation.....................................................................38

         Item 8.  Selected Financial Data......................................................44

         Item 9.  Management's Discussion and Analysis of Financial Condition and Results of
                       Operations..............................................................45

         Item 9A. Quantitative and Qualitative Disclosures About Market Risk...................52

         Item 10. Directors and Officers of Registrant.........................................53

         Item 11. Compensation of Directors and Officers.......................................55

         Item 12. Options to Purchase Securities from Registrant or Subsidiaries...............56

         Item 13. Interest of Management in Certain Transactions...............................56

PART II

         Item 14. Description of Securities to Be Registered...................................57

PART III

         Item 15. Defaults Upon Senior Securities..............................................57

         Item 16. Changes in Securities and Changes in Security for Registered Securities......57

PART IV

         Item 17. Financial Statements.........................................................57

         Item 18. Financial Statements.........................................................57

         Item 19. Financial Statements and Exhibits............................................57

                                     PART I


         THIS ANNUAL REPORT CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. THESE STATEMENTS RELATE TO OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THESE STATEMENTS. FACTORS THAT COULD CONTRIBUTE TO THESE DIFFERENCES INCLUDE THOSE DISCUSSED IN "DESCRIPTION OF BUSINESS-RISK FACTORS" AND ELSEWHERE IN THIS ANNUAL REPORT.

ITEM 1. DESCRIPTION OF BUSINESS.

OVERVIEW

         We develop, manufacture and sell integrated DNA sequencing systems that analyze genetic information to improve the treatment of selected diseases. Our proprietary DNA sequencing system, called the OpenGene System, is designed to identify mutations, or changes, in the DNA of genes associated with some infectious diseases, cancers and other medical conditions. We believe that our DNA sequencing systems will enable clinicians to monitor and customize the treatment of diseases, initially for Human Immunodeficiency Virus, or HIV, and later for other selected diseases.

         DNA sequencing is generally considered the most thorough and accurate method for genotyping diseases, such as cancer and certain viruses, including HIV, which have high rates of mutation or numerous strains. Genotyping is the act of selecting and reading certain components of the sequence of a specific strand of DNA in order to understand how mutations in the DNA may influence the onset and treatment of some diseases and medical conditions. Most existing DNA sequencers have been developed to meet the needs of the research market and typically do not address the needs of the clinical diagnostic market. We have designed our OpenGene System to meet the needs of the clinical diagnostic market.

         Our OpenGene System consists of automated DNA sequencers, disposable gel cassettes, related equipment and software and disease-specific GeneKits. Our GeneKits contain the necessary chemicals, reagents, third-party licenses and other consumables and materials required for sequencing specific disease-associated genes. We have developed GeneKits for HIV, HLA (used for tissue typing, for example, in organ transplants) and the p53 gene (associated with many cancers). We are developing GeneKits for human papillomavirus (an infection associated with cervical cancer), hepatitis B, hepatitis C and tuberculosis. We began selling our OpenGene System to the research and clinical research markets in the third quarter of 1996 and began selling GeneKits in the third quarter of 1997. More than 600 of our DNA sequencers are installed in over 150 laboratories.

         The first clinical diagnostic application we are targeting is HIV. We have developed our HIV GeneKit to enable clinicians to genotype the major HIV species infecting patients in order to improve the management of patient treatment. HIV is a highly variable virus with high rates of mutations, which may lead to drug resistance. One of the central challenges in maintaining HIV patients on long-term drug therapy is to adjust each patient's medication as drug-resistant strains of the virus emerge. Two initial clinical trials, including one which we conducted, have shown that patients whose drug therapy is managed using HIV genotyping had greater reductions in viral load than HIV patients who were not genotyped.

         We plan to apply to the U.S. Food and Drug Administration, or FDA, for approval to sell our HIV OpenGene System to the clinical diagnostic market. In December 1998, the FDA allowed us to initiate human clinical trials of our HIV OpenGene System under an Investigational Device Exemption application, or IDE. We intend to use the results of our clinical trials, as well as the results of a clinical trial conducted by others, in support of our proposed FDA application.

SCIENTIFIC BACKGROUND

         DNA. All cells contain DNA, a complex material that stores the genetic blueprint, or makeup, of an organism. DNA is composed of four chemical building blocks called nucleotides. Each nucleotide consists of, among other things, one of four chemical bases: adenine (A), thymine (T), guanine (G) and cytosine (C). These four bases are the genetic alphabet that is used to write messages and instructions which direct the synthesis or expression of the proteins inside the cell, required to make the cell function. A sequence is the particular order of the nucleotides in the DNA. Changes in the DNA sequence, also called mutations, may occur from time to time. These mutations may alter the function of the cell proteins and affect cell functions.

         GENOTYPING. Genotyping is the act of selecting and reading the sequence of nucleotides in a specific strand of DNA in order to understand how changes in the DNA may influence the onset and treatment of some diseases and medical conditions.

         Genotyping is used by scientists, researchers and clinicians to identify:

         o        genes as potential targets for therapeutic intervention;

         o mutations in a gene that may predispose an individual to a particular disease;

         o genetic variation among individuals that may cause different reactions to drug treatment; and

         o mutations in the genes of infectious organisms (such as viruses and bacteria) and tumors that may result in drug resistance, thereby influencing treatment methods.

         Genotyping is performed using tests that rely on either DNA probe or DNA sequencing technologies.

         DNA PROBES. A DNA probe is a single-stranded piece of DNA made to be complementary to the unique base sequence of the target gene. These probes are based on the principle that single strands of DNA seek out complementary strands to form a chemical bond. The DNA probes are placed into prepared samples which may include the target gene. If the target gene is present, the probe will bind to the target, indicating its presence.

         DNA probes are highly specific, target single mutations, and require advance knowledge of the target mutation. Probes are susceptible to producing erroneous results because they are affected by variations in the sequence immediately surrounding their targeted mutation. As a result, DNA probes are effective in detecting diseases only when the disease-associated mutation is at a fixed, known location within a gene or when the sequence within a particular gene is stable. However, in other diseases, where the mutation causing the disease is not known, probe-based technology is not as effective. Probes also may not effectively provide genotypes for infectious pathogens, such as viruses, in which the DNA sequence is highly variable or where mutations occur to evade immune responses or to develop drug resistance.

         DNA SEQUENCING. DNA sequencing identifies all the chemical bases of the DNA strand to be examined, one-by-one, readily detecting variations or new mutations within the DNA sequence. Unlike DNA probes, sequencing reads long segments of DNA and can therefore detect new mutations, multiple mutations and insertions and deletions of DNA within a sequence. DNA sequencing is also less sensitive than probes to surrounding variations in the sequence being examined. As a result, sequencing is generally considered the most thorough and accurate method for genotyping diseases, such as cancer, and certain viruses, such as HIV, which have high rates of mutation or numerous strains. DNA sequencing is also used to assess predisposition to many diseases and for tissue typing.

         The DNA sequencing process involves several steps, some of which must be performed manually and are labor intensive. DNA first must be extracted from the sample, which usually is blood, other body fluid or tissue. After the DNA is extracted, it is amplified, or copied, in order to provide enough DNA so that the DNA sequence can be easily detected. This process of extraction and amplification typically requires the use of various reagents, primers and other chemicals, as well as proprietary processes and technologies, some of which must be licensed from third parties. Some laboratories prepare and use their own homebrew reagents and chemicals which usually are not subject to standardized procedures or quality control processes necessary to ensure reliable results.

         Once the DNA is extracted and amplified, a process called gel electrophoresis is performed. This process involves placing the DNA on a gel substance and running an electrical current through it. This separates the DNA so that the DNA sequence can be read. While historically many scientists performed the entire DNA sequencing process manually, automated DNA sequencers using a number of disposable products have been developed which simplify and expedite parts of this process.

         DNA SEQUENCING MARKETS. DNA sequencing is an important tool for the research, clinical research and clinical diagnostic markets.

         THE RESEARCH MARKET. The research market includes academic institutions, hospitals, governmental agencies, life science companies and pharmaceutical companies performing molecular genetics and molecular biology research. Researchers generally use DNA sequencing equipment for gene discovery and other large scale research projects which typically must analyze large numbers of samples and sequence long DNA segments.

         THE CLINICAL RESEARCH MARKET. The clinical research market includes hospitals, life science companies, pharmaceutical companies, academic institutions and clinical reference laboratories engaged in developing new diagnostic tests, conducting clinical trials, developing drugs and researching targeted therapeutics. Researchers in this sector often work both with DNA probes and DNA sequencing. Researchers typically rely on repetitive sequencing of relatively short DNA strands of targeted gene segments, for which sequencing systems that are smaller in scale than those used in the research market are generally considered most efficient.

         THE CLINICAL DIAGNOSTIC MARKET. The clinical diagnostic market consists of life science companies, hospitals, reference laboratories, medical clinics and doctors offices which use clinical molecular genetic tests for the diagnosis and management of diseases and for tissue typing. Current tests typically rely on DNA probe-based and other technology including homebrew DNA sequencing tests. We are not aware of any FDA approved DNA sequencing tests for the clinical diagnostic market. Unlike the research market, genotyping for clinical diagnostic purposes generally relies on the sequencing of relatively short DNA strands with high degrees of accuracy. DNA sequencers and related instrumentation used for diagnostic purposes should enable clinicians to rapidly and accurately sequence and analyze a high volume of patient samples at relatively low costs, and fit within the space constraints of a typical clinical laboratory.

         EXISTING DNA SEQUENCING PRODUCTS. Historically, automated DNA sequencers and related products used for genotyping have been developed primarily to meet the needs of the research and clinical research markets. As a result, these DNA sequencing products typically do not address the needs of the clinical diagnostic market because:

         o existing DNA sequencers are too large for most clinical laboratories;

         o existing DNA sequencers cannot sequence DNA strands quickly enough to satisfy diagnostic turnaround times;

         o existing DNA sequencers are designed to sequence long DNA segments and therefore may not be efficient for sequencing shorter DNA segments typical in clinical diagnostic testing;

         o        existing DNA sequencers are expensive;

         o gel preparation is usually a manual and time consuming process and may result in exposure to dangerous chemicals;

         o homebrew tests, reagents, chemicals and protocols are not typically subject to the standardized procedures or quality control processes necessary for reliable results;

         o homebrew tests may not include some of the necessary proprietary chemicals, technology and licenses; and

         o we are not aware of any available DNA sequencing products or methods which are approved by the FDA to be marketed for clinical diagnostic use.

         Two initial clinical trials, one of which we conducted, suggest that DNA sequencing can be a useful tool in managing the treatment of certain diseases. We believe there is an emerging and potentially significant demand for DNA sequencing products in the clinical diagnostic market. However, currently available DNA sequencing products are not designed to meet the needs of the clinical diagnostic market and we are not aware of any DNA sequencing products that have been approved by the FDA for clinical diagnostic purposes. We believe that for DNA sequencing to become an accepted diagnostic tool for which third-party payors may provide reimbursement, DNA sequencing instrumentation and technology must be easy to use, cost effective and capable of sequencing patient samples quickly and efficiently. In addition, standardized tests for specific diseases must be used to ensure accurate, reliable results.

         THE VGI SOLUTION

         Our OpenGene integrated gene sequencing and analysis system has been designed expressly to meet the needs of the clinical diagnostic market. We believe our OpenGene System is suitable for the clinical diagnostic market because:

         o        our OpenGene DNA sequencers are small and lightweight;

         o our OpenGene DNA sequencers read DNA strands faster than existing sequencers designed for the research market;

         o our OpenGene System is designed to efficiently read and analyze the shorter DNA strands typically used for clinical diagnosis;

         o our OpenGene DNA sequencers are significantly less expensive than comparable sequencers designed for the research market;

         o our OpenGene System uses our proprietary preassembled disposable gel cassettes which a technician fills with gel through easy-to-use, disposable syringe cartridges that minimize exposure to chemicals;

         o our OpenGene System includes our proprietary software package designed for DNA analysis and patient data management;

         o our GeneKits include the reagents, primers and other chemicals, third-party licenses, software and other materials required to conduct tests for specific disease-associated genes;

         o our GeneKits are standardized, validated and undergo quality control testing to provide reliable, reproducible results; and

         o we intend to conduct the necessary clinical trials to support an application to the FDA for authorization to sell our OpenGene System for clinical diagnostic use, initially for HIV, in the United States and to seek regulatory approval in selected markets outside of the United States. In December 1998, the FDA allowed us to initiate human clinical trials of our HIV OpenGene System under our IDE application.



         We believe that our integrated OpenGene System will provide a cost effective and efficient clinical diagnostic solution that will make DNA sequencing a viable diagnostic tool for the management of selected diseases and medical conditions. We must obtain approval from the FDA and comparable foreign regulatory authorities prior to selling our products for clinical diagnostic use. See "Risk Factors-We may not receive FDA approval for our HIV OpenGene System and, in the future, other HIV products," "Risk Factors-We may not receive regulatory approval for our other products," "Risk Factors-The clinical diagnostic market for genotyping products is new and genotyping may not become an accepted method of managing drug treatment" and "-Regulation by the FDA and Other Government Agencies."



         While our OpenGene System and GeneKits are designed to serve the clinical diagnostic market, they also fulfill many important requirements within the research and clinical research markets. Researchers in the clinical research market also work with short DNA strands, rely on a repetitive sequencing of gene segments and need quick and efficient sequencing systems. In the research market, our products complement existing instruments by performing tasks such as primer labeling, chemistry verification, short sample sequencing and other preparatory and supportive functions for which speed, cost and efficiency are a premium. We also have developed a sequencer that is able to read longer segments required for some research applications.

         To date, a substantial portion of our revenue has been generated from sales to the research and clinical research markets. We expect to continue to sell to both of these markets even if we receive FDA approval for clinical diagnostic use of our HIV OpenGene System and other products.

         OUR BUSINESS STRATEGY

         Our objective is to be the leading worldwide provider of genotyping solutions for the clinical management of selected diseases and other medical conditions. Our goal is to enable clinicians to use genetic information to monitor and customize treatment of diseases, initially for HIV and later for other diseases. Key elements of our business strategy are to:

         PROVIDE AN INTEGRATED GENOTYPING SOLUTION FOR THE CLINICAL DIAGNOSTIC MARKET. We are developing an integrated genotyping solution designed to meet the needs of the clinical diagnostic market. We are not aware of any existing FDA approved DNA sequencing tests for this market. While our products are currently used for research and clinical research purposes only, we believe that if FDA approval is received, our OpenGene System and GeneKits will enable clinicians to use genotyping to manage and customize patient treatment on an ongoing basis.



         TARGET THE HIV GENOTYPING MARKET. We are focusing initially on the HIV market because there is clinical evidence to suggest that genotyping may be effective in managing the treatment of this disease. We believe that there is a large HIV infected patient population in the United States and throughout the world that would benefit from HIV genotyping. By identifying mutations in the virus through genotyping and consistently countering these mutations with appropriate drug therapy, we believe drug treatment can be administered and monitored more effectively. We intend to seek approval from the FDA and other regulatory authorities to sell our HIV OpenGene System for clinical diagnostic use in the United States and elsewhere. See "Risk Factors-We may not receive FDA approval for our HIV OpenGene System and, in the future, other HIV products," "Risk Factors-The results of our proposed HIV clinical trials are uncertain" and "Risk Factors-Certain of our products are subject to government regulation."



         LEVERAGE OUR OPENGENE SYSTEM FOR ADDITIONAL APPLICATIONS. We are developing other disease-specific GeneKits that we believe have the potential to eliminate or reduce more time consuming and/or expensive tests and that may enable clinicians to better monitor and manage patient treatment. In addition to our HIV GeneKit, we have developed GeneKits for HLA (used for tissue typing, for example, in organ transplants) and p53 (associated with many cancers), and are developing GeneKits for HPV (implicated in cervical cancer), hepatitis B, hepatitis C, tuberculosis and other species of HIV not tested for in our current HIV GeneKit. Each of these GeneKits will contain the necessary chemicals, reagents, third-party licenses and other consumables and materials for sequencing DNA and is designed to be used with the DNA sequencers, gel cassettes, and other equipment comprising the rest of our OpenGene System. We also offer a wide range of testing and sequencing services at our accredited reference testing laboratories including genotyping for HIV, hepatitis B, hepatitis C, other infectious diseases and various genes associated with cancer.

         TAILOR OUR MARKETING EFFORTS TO LOCAL MARKETS. We have established and are expanding our sales and marketing force in the United States, Canada, selected European countries and in other areas where we believe that the size of the market and our familiarity with regulatory and other local conditions justify the development of our own sales force. Our in-house sales force includes 20 field representatives and technical support staff who provide ongoing support to customers after sales are made. In selected geographic and product markets where we believe that regulatory and other market factors make it more prudent to rely on a third-party local sales and marketing effort, we seek to enter into distribution and marketing arrangements with leading distributors. For example, we have granted exclusive rights for the distribution of our OpenGene System and GeneKits in the clinical diagnostic market to Roche Diagnostics SL in Spain and Portugal, Roche Diagnostics K.K. in Japan, Organon Teknika in Brazil, and others. We plan to enter into similar arrangements with other leading companies in selected markets. We have also granted Amersham International plc the exclusive worldwide license to sell our Seq4x4 sequencer and related products used and sold with the sequencer, which is designed for the research market.

         MAINTAIN OUR TECHNOLOGICAL LEADERSHIP IN GENOTYPING. We plan to continue to invest significant resources in research and development so that we may continue to provide customers with advanced genotyping technologies and products. Where we believe it is cost effective or otherwise appropriate, we will continue to license and acquire technologies and products to include in our OpenGene System and GeneKits. We will also seek to continue to collaborate with hospitals, academic institutions, pharmaceutical companies and life science companies to develop additional GeneKits and other products.

         THE HIV GENOTYPING MARKET

         HIV OVERVIEW. HIV is a virus that attacks the cells in the human immune system. Without effective treatment, HIV significantly weakens the immune system, which results in opportunistic infections, neurological dysfunctions, malignant tumors and eventually death. HIV infected patients may develop Acquired Immune Deficiency Syndrome, or AIDS, which is a syndrome of infections, diseases and medical conditions resulting from a weakened immune system. Since the early 1980's, when the HIV epidemic was first identified, it is estimated that more than 14 million people worldwide have died as a result of complications from AIDS. Approximately 900,000 people in North America, 750,000 in Europe and Central Asia and a total of 33 million people worldwide are infected with HIV. In 1998 alone, there were approximately 5.8 million new HIV infections, including 44,000 in North America, and 2.5 million deaths as a result of complications from AIDS.

         HIV is a highly variable virus with a high rate of mutations. Because of HIV's high mutation rate, drugs used to treat the virus, while generally effective for a period of time, often result in the survival of a virus with mutations that confer resistance to those drugs. Today, there are more than 140 known HIV mutations associated with drug resistance.

         Currently, there are 15 approved anti-HIV drugs. These drugs specifically target the protease and reverse transcriptase enzymes to interfere with and reduce HIV replication. Mutations in the genetic information of the virus that codes for these two enzymes can result in the development of drug resistance. Current drug therapy usually relies on the use of drug cocktails of two or more antiviral drugs, targeting different stages of the HIV life cycle. A number of studies have shown that drugs given in various combinations reduce the viral load in most patients and can significantly improve these patients' overall health. Viral load is a generally used measurement of the concentration of virus in a patient's blood. HIV patients fail drug therapy in many cases either because the virus mutates and develops resistance to drugs, or because the side effects of drugs or the strict dosing regimens are intolerable, leading patients to skip doses or discontinue using the drugs.

         One of the central challenges in maintaining HIV patients on long-term drug therapy is to adjust each patient's medication as drug-resistant strains of the virus emerge. Because they rely only on viral load, current disease management methods usually provide a warning that the drugs are no longer working only after the drug-resistant virus has asserted itself and viral load has increased. These methods usually do not tell clinicians which drugs are failing due to emerging resistance or to which drugs the patient should be switched. As a result, there is a need to provide doctors and clinicians with information about HIV drug resistance to enable clinicians to better manage HIV drug therapy.

         GENOTYPING AND HIV. Genotyping HIV enables clinicians to identify mutations in the genetic material in the virus. Two initial clinical trials, one of which we conducted, suggest that by sequencing the patient's HIV, clinicians may be able to detect early in the process that a resistant mutant has emerged and make appropriate changes in medication to manage viral load. Sustaining a low viral load is believed to be a key factor in prolonging the life of an HIV patient. Achieving and maintaining low viral loads may also significantly reduce medical costs because patients with low or undetectable viral loads have fewer opportunistic infections and other symptoms and, therefore, require fewer and shorter hospital stays and fewer other medical services.

         To test the clinical usefulness of genotyping HIV to manage a patient's drug therapy, the Community Programs for Clinical Research on AIDS, in conjunction with several universities, conducted a 12-week prospective trial in the United States of 100 HIV positive patients. This trial, completed in December 1998, is known as GART, which stands for Genotypic Antiretroviral Resistance Testing. To be eligible, each patient had to have a minimum viral load of 10,000 copies per milliliter. The patients were randomly split into two groups. One group received accepted standard of care treatment, but did not undergo HIV genotyping. The other group received accepted standard of care treatment plus HIV genotyping. Physicians of patients in the genotyping group were able, at their discretion, to adjust medication in response to the genotyping results. The study results showed that the patients treated in the genotyping group had a mean decrease in viral load of approximately 93% at the end of eight weeks, compared to an approximately 76% decrease in patients in the non-genotyping group. This difference was found to be statistically significant.


         OUR HIV OPENGENE SYSTEM

         We developed our HIV OpenGene System to enable physicians to genotype the major HIV species infecting patients and to diagnose and treat HIV based upon the mutations present in the virus. Our GeneKit contains all of the reagents, chemicals, third-party licenses and other materials required to sequence the DNA from the protease and reverse transcriptase regions of the virus, which are known to develop mutations that make the virus resistant to drugs. We initiated the sale of our HIV GeneKit, which we call the TruGene HIV-1 Assay, for use in the clinical research market in March 1998. We have a patent application pending in the United States and in some foreign countries covering various aspects of our HIV GeneKit.

         FDA ALLOWANCE AND CLINICAL TRIALS. Under FDA regulations, we believe that our HIV OpenGene System will be considered a Class III medical device. This means that in order to sell our HIV system in the United States for clinical diagnostic purposes, we will need to obtain FDA approval. In order to obtain FDA approval for this device, we must submit a Premarket Approval application, commonly known as a PMA application. To be considered by the FDA, our PMA application must be supported by extensive human clinical data demonstrating the utility of HIV genotyping using our OpenGene System to manage a patient's drug treatment to reduce viral load. We must also demonstrate the reliability and performance of our HIV GeneKit and OpenGene System. In June 1999, we completed a clinical trial in Europe called VIRADAPT, which demonstrated that patients who received standard of care treatment and whose drug treatments were selected using periodic genotyping had lower viral loads than patients who received standard of care treatment but whose drug treatments were selected without the use of genotyping. This trial was not part of our IDE, but results from this trial will be submitted to support our PMA application. In December 1998, the FDA allowed us to initiate human clinical trials of our HIV OpenGene System under our IDE application. In June 1999, we initiated a trial called SEARCH to test the clinical utility of our HIV OpenGene System in genotyping HIV infected patients. We intend to commence our proficiency trials in the third quarter of 1999. We also plan to begin, in the third quarter of 1999, a large-scale trial called Vigilance II which will be an open label, HIV genotyping study conducted under our IDE. The purpose of this trial is to collect important HIV genotyping data. It will also serve to recover some of the costs of conducting trials to support our PMA application.

         The following is a summary of each of these trials:

o VIRADAPT. In March 1997, prior to our IDE allowance, we sponsored a prospective trial in Europe called VIRADAPT to determine the usefulness of genotyping in managing the treatment of HIV infected patients. The VIRADAPT trial involved 108 HIV infected patients and was scheduled to last 12 months. To be eligible, each patient had to have a minimum viral load of 10,000 copies per milliliter. The patients were randomly split into two groups. The control group received standard of care treatment, but did not undergo periodic genotyping. The genotyping group received standard of care treatment and underwent periodic genotyping allowing the physicians, at their discretion, to adjust medication in response to the genotyping results. Genotypes were done using either homebrew DNA testing methods or an early version of our HIV GeneKit. At the end of six months, interim results showed that patients treated in the genotyping group of the study had a mean decrease in their viral loads of approximately 93% (32% of patients in the genotyping group had undetectable viral loads), as compared to an approximately 79% decrease in viral loads in the non-genotyping group (14% of patients in the non-genotyping group had undetectable viral loads). This difference was found to be statistically significant. In January 1999, on the recommendation of the data safety management committee for the VIRADAPT trial, the control group was stopped on ethical grounds. The committee decision was based in part on the interim results of the VIRADAPT trial and in part on the release of the results of the GART trial in December 1998 which showed decreases in viral loads for the genotyping patients consistent with the VIRADAPT trial. As a result, beginning in January 1999, all patients received standard of care treatment and underwent periodic genotyping. At the end of 12 months, results showed that 28.4% of patients in the original genotyping arm had undetectable viral loads. The mean viral loads for this group were maintained at substantially the same level as after six months. The data also showed that of those patients who were switched from standard of care treatment only to standard of care treatment and genotyping, 26% had undetectable viral loans as compared to 14% of patients in this group at the end of six months before the treatment was switched. We plan to reanalyze the samples collected in the GART and the VIRADAPT trials using our HIV GeneKit and OpenGene System and include those results in support of our PMA application.

o SEARCH. The SEARCH trial will test whether patients whose doctors rely on genotyping using our HIV OpenGene System will experience greater reductions in viral load than those patients whose doctors rely only on standard of care treatment. This trial is intended to demonstrate the clinical utility of our system which is required by the FDA. SEARCH will be a one year study, involving 300 patients, with interim analysis at six months. To be eligible, each patient will have to have a minimum viral load of 1,000 copies per milliliter. Like GART and VIRADAPT, the patients will be randomly split into two groups. The control group will receive standard of care treatment without genotyping, and the genotyping arm will receive standard of care treatment plus genotyping. We have completed training the technicians at the trial's three U.S. testing sites that will perform the testing and genotyping using the HIV OpenGene System.

o PROFICIENCY TRIAL. The proficiency trial is intended to demonstrate the reliability and performance characteristics of our HIV GeneKits and OpenGene System, which is required by the FDA. We are in the process of developing a test panel of approximately 500 plasma samples. We plan to genotype the samples using our HIV OpenGene System at our subsidiary, Applied Sciences, and at three other U.S. sites where we are currently in the process of training and certifying technicians. To demonstrate the reproducibility of results produced using our GeneKits, samples from the same patients will be tested at multiple sites. Multiple technicians will test the same samples and multiple batches of our GeneKits will be used to test the same samples. In addition, various interfering drugs or chemical agents will be introduced to a series of samples to test the effect of those drugs and agents on the results produced with our GeneKits. We intend to commence this trial as soon as we complete the certification of the testing sites and expect this trial to last approximately six weeks.

o VIGILANCE II. Vigilance II will be a one-year, prospective, open label, trial with a target enrollment of 30,000 patients located throughout the United States. Testing will be performed at approximately 25 to 30 sites. All patients will undergo HIV genotyping and the genotyping results will be provided to their physicians. Doctors who choose not to change drug treatment based on the genotyping results will be required to so inform us, and results on these patients will be separately recorded. The information collected from Vigilance II will be submitted in support of our PMA application. We also plan to use the data collected in Vigilance II in two ways. First, we hope to compile data showing the prevalence of certain mutations in patients from different areas of the country. We believe that this data may be useful in directing doctors in a particular region to use certain drugs because of the prevalence of certain mutations identified in that region. Second, we intend to create a database of the results from changes made in drug therapy, including information on viral loads, mutations and drug resistance, which we can make available via the Internet to doctors who treat HIV, patients with HIV and drug companies involved in HIV research and development. Under our IDE, we intend to charge patients for the use of our HIV OpenGene System to recover the costs of this conducting trial.

         We may also conduct additional clinical trials, the results of which may be submitted in support of our PMA application.

         MARKETING OF THE HIV OPENGENE SYSTEM. Our marketing strategy for the HIV OpenGene System consists of several components. In the United States, should we obtain FDA approval, we intend to establish relationships with leading doctors, laboratories and healthcare providers in the HIV diagnostics market and train them to use our products. We believe that the use of our products by these industry leaders will facilitate our marketing efforts in the rest of the HIV clinical diagnostic market. In addition, we believe that these industry leaders will help shape reimbursement policies of insurance companies and other third-party payors for HIV genotyping.

         We have begun to establish a dedicated team to work closely with insurance companies and other third-party payors who will determine whether to reimburse users of HIV GeneKits and related products in the management of their drug therapies. We are also forming a dedicated sales force to sell our HIV OpenGene System to major pharmaceutical companies engaged in research and development of HIV drugs and treatments.

         Outside North America, some European countries and other selected areas, we seek to enter into distribution arrangements with leading distributors of HIV products to sell our HIV OpenGene System for clinical diagnostic purposes. If government approval is required for sales in those markets, we typically rely on our local partners to obtain the required authorizations.

         We intend to continue to market and sell our HIV OpenGene System to hospitals, pharmaceutical companies, academic institutions and clinical reference laboratories for research and clinical research purposes. We expect to continue to service this market regardless of whether the FDA authorizes us to sell our HIV products for clinical diagnostic purposes.

         You should keep in mind that we cannot assure approval by the FDA or foreign governmental agencies for the sale of our HIV OpenGene System to the clinical diagnostics market on a timely basis or at all.



         For a discussion of risks relating to our HIV OpenGene System, see "Risk Factors-We may not receive FDA approval for our HIV OpenGene System and, in the future, other HIV products," "Risk Factors-The results of our proposed HIV clinical trials are uncertain," "Risk Factors-Each time we make substantial alterations to any FDA approved products, we will need to seek additional FDA approval," "Risk Factors-The clinical diagnostic market for genotyping products is new and genotyping may not become an accepted method of managing drug treatment," "Risk Factors-Our OpenGene System may not be accepted by the clinical diagnostic market," "Risk Factors-Insurance companies and other third-party payors may not reimburse doctors and patients for our products," "Risk Factors-We do not have any marketing experience in the clinical diagnostic market, and rely on other companies to sell our products in some markets" and "Risk Factors-Certain of our products are subject to government regulations."



         OTHER APPLICATIONS FOR OUR PRODUCTS
         ADDITIONAL GENEKITS THAT WE CURRENTLY SELL

         In addition to our HIV GeneKit, we have developed and sell a series of GeneKits that assist in identifying other disease-associated genetic mutations and gene sequences. These kits currently are sold only to the research and clinical research markets. As in our HIV GeneKit, each of these GeneKits includes the materials necessary to perform tests for a specific disease-associated gene including various reagents, primers and other chemicals, licenses, test materials, software and other materials.

         HLA. Successful transplants of bone marrow, tissue and organs generally require that the human leukocyte antigens, known as HLA, of the donor and the recipient be matched as precisely as possible. HLAs are proteins that exist on the surface of the cell and are vital for determining whether a transplant will be accepted or rejected. In 1997, there were approximately 18,000 organ transplants in the United States and approximately 1,300 bone marrow transplants. DNA sequencing of HLA is increasingly being recognized as the most reliable method of HLA matching. For example, recent statistics show approximately 500,000 potential bone marrow donors are genotyped every month worldwide. By sequencing the particular genes in the multi-gene HLA complex, a clinician can determine whether the donor's and recipient's HLA match. It is widely believed that matching significantly increases the chances of success of the transplant. We have developed four GeneKits for research use only for the A, B and C loci for Class I and for DRB1 for Class II genes. We began selling these kits for research purposes in October 1997. We have a U.S. patent covering various aspects of this GeneKit. See "-Proprietary Rights."

         P53. Mutations in the p53 gene are associated with many cancers, including approximately 50% of colorectal cancers, 56% of lung cancers and 22% of breast cancer cases. There are approximately 1.2 million new cancer cases in the United States each year. Research has shown that some tumors displaying p53 mutations are significantly less sensitive to chemotherapy and are more aggressive than tumors that do not display p53 mutations. Using DNA sequencing to detect p53 mutations in tumors, patients can be identified for specific radiation and chemotherapy regimens. Screening of the p53 gene for mutations may assist clinicians in evaluating patient risk for early tumor recurrence and death, customizing drug therapy and improving treatment outcomes. We began selling these kits for research purposes in April 1999. We have a U.S. patent covering various aspects of this GeneKit. See "-Proprietary Rights."

         ADDITIONAL GENEKITS THAT WE ARE DEVELOPING

         We are also developing GeneKits for the diseases listed below. Genotyping currently is not used widely to manage drug treatment of these diseases. However, we believe that due to the characteristics of these diseases, genotyping may be useful to improve the management of drug therapy for infected patients.

         HPV. Human Papillomavirus, or HPV, is a viral infection. There are a large number of sub-types of HPV that are associated with a high risk of cervical cancer. Scientific studies estimate that at least 50% of adult women in the United States have been exposed to HPV. There are an estimated 12,800 cases of cervical cancer in the United States each year, resulting in approximately 4,800 deaths per year. Genotyping is believed to be a reliable method of determining the link between specific HPV subtypes and increased risk for cervical cancer. We have developed and are currently testing a clinical HPV GeneKit that uses a single nucleotide DNA sequencing method to provide accurate sub-type determination of an HPV infection.

         HEPATITIS B. Hepatitis is an inflammation of the liver. Hepatitis B is one type of virus that causes this inflammation. There are more than 350 million people worldwide that are chronically infected with hepatitis B, of which approximately one million are located in the United States. Hepatitis B is treated with interferon, drugs or certain protease inhibitors. Genotyping may be used to identify the type of hepatitis virus present (e.g., B or C) and to detect mutations in the virus that cause the disease to become resistant to anti-viral drugs. We have developed and are currently testing our Hepatitis B GeneKit.

         HEPATITIS C. Hepatitis C is a second type of virus that causes inflammation of the liver. There are approximately 175 million people worldwide that are chronically infected with hepatitis C, of which approximately 3.2 million are in the United States. Unlike hepatitis B, interferon drugs work with only certain hepatitis C genotypes. We have developed and are currently testing a Hepatitis C GeneKit that can be used to identify the genotypes of the virus, so that the appropriate drug treatment may be prescribed. Protease inhibitors are also being used experimentally to treat hepatitis C. Our Hepatitis C GeneKit can also be used to detect mutations that may confer resistance to these anti-viral drugs.

         TUBERCULOSIS. Tuberculosis, commonly known as TB, is a highly contagious bacterial disease of the respiratory system. There are approximately three million deaths per year worldwide caused by TB and eight million new infections per year worldwide. In addition, there is an increase in the number of TB infections which are multi-drug resistant. In order to be infected with TB, a patient must carry a certain mycobacterium. People who test positive for non-TB mycobacterium can be treated at home with certain drugs. Due to the highly contagious nature of TB, people who test positive for TB mycobacterium must be kept in isolation during the early stage of treatment. Current testing methods can take from several days to several weeks to identify whether a patient's mycobacterium is TB or non-TB, forcing hospitals to quarantine both TB and non-TB patients during this period. Quarantining patients for any prolonged period uses significant medical resources. We are developing and currently testing a TB GeneKit designed to genotype the genetic material in the mycobacterium within approximately one day to identify the presence of TB or non-TB mycobacterium. Our TB GeneKit can also be used to detect mutations that confer resistance to drugs used to treat TB. We intend to market and sell our TB GeneKit in those geographic areas where TB poses significant health threats, including Asia, Central Europe, parts of the former Soviet Union and Africa.

         OTHER HIV. We are developing additional HIV GeneKits for HIV species not covered by our existing HIV GeneKit.

         OUR INTEGRATED OPENGENE SYSTEM

         We have developed an integrated DNA sequencing and testing system known as the OpenGene System that provides a complete platform for genotyping analysis. Our integrated system is comprised of the following components which are described below:

         SEQUENCING SYSTEMS. Sequencing systems consist of automated DNA sequencers and related equipment, and our proprietary DNA analysis and data management software.

         GENEKITS AND OTHER CONSUMABLES. GeneKits consist of various reagents, enzymes, primers and other chemicals, and other consumables consist of disposable gel cassettes, acrylamide and other materials.

         SEQUENCING SYSTEMS.

         CLIPPER. The Clipper automated DNA sequencer is our second-generation two-dye automated DNA sequencer which, using our proprietary MicroCel cassettes, can read 400 bases in approximately 30 minutes with high accuracy, suitable for clinical diagnostic applications. The Clipper can read 16 lanes and test up to 8 patient samples per gel cassette, and can be networked so that multiple units can run from a single workstation, thereby allowing for a significantly greater number of patient samples to be tested simultaneously. The Clipper is relatively small (35 cm x 40 cm x 26 cm) and lightweight. Competitive sequencers are typically at least twice as large and significantly heavier than the Clipper. The Clipper sells at retail prices significantly below comparable automated DNA sequencers. The Clipper can be connected to almost any computer network and may also be supported over the Internet. The Clipper has no moving parts and consumes only 300 watts of power.

         LONG-READ TOWER AUTOMATED DNA SEQUENCER. This sequencer is a two-dye automated sequencer that can perform all of the applications of the Clipper sequencer, and can also read longer DNA sequences used in some research applications. Using Long-Read MicroCel cassettes, the Long-Read Tower can read 1,000 bases with high accuracy. The Long-Read Tower may be networked with other Long-Read Towers or Clippers, providing a high degree of flexibility and capacity. The Long-Read Tower is small (51cm x 40cm x 26cm) and lightweight relative to competitive instruments, and sells at retail prices significantly below comparable automated DNA sequencers.

         SEQ4X4. The Seq4x4 automated DNA sequencer is marketed by Amersham as the Amersham Pharmacia Biotech Seq4x4(TM) built to Amersham's specification to work with Amersham's one color Cy 5.5 terminator chemistry and ThermoSequenase(TM) Kits. The Seq4x4 is a less expensive version of the Clipper that includes many of the features of the Clipper; however, it is a 16 lane one-dye sequencer, and cannot be networked with other sequencers. The Seq4x4 is sold to the research market where it can be used to complement or replace significantly slower manual DNA sequencing methods and to complement currently available, more expensive automated DNA sequencers. See "-Sales and Marketing."

         GEL TOASTER. The Gel Toaster is a compact (33 cm x 11.4 cm x 30.5 cm), lightweight device that uses ultraviolet light to polymerize, or cure, liquid acrylamide that has been injected into the MicroCel. The acrylamide gel is the medium through which the DNA is separated for sequencing. We also sell a toaster for use with the Long-Read Tower which can accommodate both the MicroCel and the Long-Read MicroCel cassettes. This toaster's dimensions are 47 cm x 39 cm x 26 cm.

         GENEOBJECTS. GeneObjects is our DNA analysis and data management software package which we have designed for molecular diagnostics laboratories. It automates portions of the test process and facilitates analysis and diagnosis. It also automates certain laboratory management tasks. GeneObjects software is able to sort, analyze and store data by patient (regardless of the test or gel source from which the data is derived) or by the test performed. GeneObjects can also be used to control multiple sequencers over the network from a single workstation. It can use existing microcomputers and sequencers, or be installed as a turnkey system with state-of-the-art hardware.

         GENEKITS AND OTHER CONSUMABLES

         GENEKITS. We sell to the research and clinical research markets a series of GeneKits which assist in identifying disease-associated genetic mutations and gene sequences. Our HIV GeneKit is described earlier in this annual report in the section entitled "-Our HIV OpenGene System." Other GeneKits which we sell or are developing are described in the section entitled "-Other Applications For Our Products."

         GENEKIT TECHNOLOGIES. We developed and are developing GeneKits with features designed to make our GeneKits suitable for the clinical diagnostic market. We use certain technologies proprietary to VGI, and other technologies licensed by VGI, to ensure that our GeneKits will meet the needs of this market. These technologies include our stratified matrix testing method, CLIP and CAS technology, polymerase chain reaction technology, or PCR, and an extraction technology referred to as Boom technology. We have U.S. patents covering our standard matrix testing method and CLIP technology. We license the PCR technology from Roche Molecular Systems, Inc. and F. Hoffmann-LaRoche Ltd., the CAS technology from BIOS Laboratories, Inc. and the Boom technology from Organon Teknika. See "-Proprietary Rights."

         Our proprietary CLIP technology enables DNA samples to be prepared in a single test-tube, single-step process that replaces the multiple individual steps currently required to prepare a sample for DNA sequencing. This technology saves time and reduces the cost of DNA sequence-based diagnostic testing, which is important to the clinical diagnostic market. Our CLIP technology is also more sensitive than traditional techniques, which is especially useful for managing viral diseases because it permits the genotyping of patients with very low viral loads that other methods cannot detect. As a result, using CLIP, HIV patients with low viral loads can be genotyped and treated before drug resistance develops and their viral loads increase. Our exclusive license from BIOS Laboratories, Inc. permits us to use CAS technology solely for diagnostic applications. CAS technology performs similar functions to CLIP technology, using different enzyme chemistry on DNA.

         PCR is a powerful laboratory technique that can detect, copy and amplify specific DNA sequences. Amplifying the DNA is an essential part of DNA sequencing because it allows the technician to start with minute amounts of DNA and finish with at least a million-fold increase in the number of DNA molecules, ensuring that a sufficient amount of DNA is available to obtain the sequence.

         Boom technology enables sensitive, reproducible and accurate extractions of RNA and DNA from blood plasma samples, and from sterile body fluids such as semen and cerebral spinal fluid. The Boom method is especially valuable in HIV genotyping for patients with low viral load. In connection with obtaining the Boom technology license, we granted Organon Teknika a right of first refusal to certain improvements we may develop to DNA sequencing and extraction technology and to some of our reagents and uses of our CLIP technology.

         MICROCEL CASSETTE. The MicroCel Cassette is a disposable, polyacrylamide electrophoretic gel cassette which acts as the detection medium for the Clipper, Long-Read Tower and the Seq4x4. The gel is injected into the cassette. After the cassette is cured, it is placed into the sequencer for DNA sequencing and other tests. The cassette is comprised of two small (14 cm x 14 cm for the Clipper and Seq4x4, and 14 cm x 28 cm for the Long Read Tower) glass plates, has a 50 micron gap and can be filled with acrylamide and cured in three minutes through a semi-automated process which uses our Gel Toaster and SureFill products. Competitive sequencers typically use significantly thicker (200-500 micron gap) gel systems which are assembled manually by technicians and must be disassembled and cleaned after use. See "-Proprietary Rights."

         SUREFILL CARTRIDGE. The acrylamide injected into the MicroCel cassettes is supplied in a 10 cm long disposable syringe-based SureFill cartridge that contains necessary ingredients to fill 10 MicroCels. SureFill protects the technician from directly handling potentially dangerous chemicals and simplifies the gel preparation process.

         TESTING, SEQUENCING AND OTHER SERVICES

         We provide DNA testing, sequencing and other services for HIV, hepatitis B, hepatitis C, HPV and other infectious diseases as well as for certain cancers.

         We operate an accredited reference testing laboratory in Norcross, Georgia, that specializes in high resolution genotyping of HIV and other viruses associated with secondary opportunistic infections of patients with AIDS. This facility also provides high resolution DNA sequencing of hepatitis B, cytomegalovirus and other viruses that commonly infect AIDS patients. Our facility in Evry, France, carries out DNA diagnostic testing and sequencing services in Europe, including genotyping tests for HIV, hepatitis C, HPV, p53, BRCA1, BRCA2 and other tests.

         We also maintain a library of cultures of HIV strains with known drug resistant mutations and a patient database on viral drug resistance and high resolution DNA sequencing data. This data may be used to screen new drugs for possible viral resistance and to identify patterns of cross resistance to new drugs as well as for the development of new AIDS treatment strategies.

         SALES AND MARKETING

         We market our OpenGene System in North America and in many European countries to the research and clinical research markets through our direct sales force. We have a sales and marketing force of 40 people. Many members of our sales force have scientific backgrounds. Our marketing force includes a team of trained application specialists who provide intensive on-site training, after-sales support and site-by-site trouble shooting. We offer service contracts to our customers on our sequencers, certain equipment and software. We have established a toll-free telephone number in North America for customer service. The members of our internal sales force are compensated on a commission and a salary basis.



         For other areas of the world and in selected product markets, our strategy is to establish relationships with leading distributors to market and sell our products. We granted Amersham the exclusive worldwide license to use and sell the Seq4x4 and related products used and sold with the sequencer, which is designed for the research market. During 1998 approximately 30% of our revenues were derived from sales of sequencers and other products to Amersham. See "Risk Factors-We have limited marketing experience in the research and clinical research markets and we rely on Amersham."





         In addition, beginning in 1999, we have granted exclusive rights to distribute our GeneKits and OpenGene System in the clinical diagnostic market to Organon Teknika in Brazil, to Roche Diagnostics K.K. in Japan and to Roche Diagnostics S.L. in Spain and Portugal. We also have granted exclusive distribution rights to Werfen Medical S.A. in Argentina and Diagnostic Technology Pty Ltd. in Australia and New Zealand. We have agreed to terminate our initial agreement with Roche Diagnostics S.L. and we are negotiating the terms of a new agreement with Roche Diagnostics S.L. for these territories. The other agreements expire at various times from April 2000 through April 2003, and in each case, are subject to renewal. Certain of the agreements may also be terminated by either party upon specified notice periods and may require us to make termination payments under certain circumstances. Certain of the agreements also provide for minimum annual purchases for specified periods.





      For a description of our marketing plans for the HIV Open Gene System if we receive FDA approval, see "Our HIV OpenGene System-Marketing of the HIV OpenGene System." See also "Risk Factors-We do not have any marketing experience in the clinical diagnostic market and we rely on other companies to sell our products in some markets," "Risk Factors-We have limited marketing experience in the research and clinical research markets and we rely on Amersham" and "Risk Factors-We face risks relating to our international operations."



         Our marketing efforts also include product advertisement and participation in trade shows and product seminars.

         RESEARCH AND DEVELOPMENT

         We currently conduct research and development through our own staff and through collaborations with researchers at scientific and academic institutions and hospitals. Our current research and development activities are focused on:

o developing additional GeneKits, including additional HIV GeneKits for different HIV species, and GeneKits for HPV, hepatitis B, hepatitis C and tuberculosis;

o developing new technology for our sequencers and related equipment and software;

o refining existing proprietary, disposable gel cassette technology in order to improve performance of our sequencers; and

o        exploring new technologies for future commercial products.

         As of May 31, 1999, our research and development staff consists of 59 people. This includes a team of software developers who have developed our GeneObjects software. Our software developers are working on an advanced version of our GeneObjects software as well as additional software applications for the clinical diagnostic market.



         We incurred $6.3 million of research and development expenses in 1998, $4.1 million in 1997 and $2.3 million in 1996. We have five facilities in the United States and Canada where we conduct research and development. See "-Description of Property."



         MANUFACTURING



         We assemble our DNA sequencers and related equipment at a manufacturing facility in Toronto, Canada. Component parts are manufactured by third parties to meet our design specifications. We manufacture our disposable gel cassettes at our second manufacturing facility in Toronto. We make GeneKits in our Pittsburgh, Pennsylvania facility and we are establishing a second facility for making GeneKits in Mississauga, Canada. We manufacture certain chemicals and other components included in the GeneKits. Other GeneKits components are manufactured by, or licensed from, third parties. See "-Description of Property."



         We have documented and installed design and production practices in our Toronto facilities to comply with the standards established by ISO 9001 and the FDA's quality system regulations. We are in the process of documenting and installing design and production practices in our Pittsburgh facility to comply with the FDA's quality system regulations. We have implemented a quality management system at these manufacturing facilities in order to ensure product performance, reliability and quality. We are seeking certification of compliance to ISO 9001 for our Toronto facilities. In addition to adhering to ISO goals and FDA quality standards, we have implemented our own quality control and quality assurance standards and programs.

         We provide one year warranty coverage for product defects on the instrument component of our sequencers. All product repairs are performed by VGI's employees at one of our manufacturing facilities.

         In connection with our GeneKits, sequencers and related equipment, we use certain dyes and custom-designed component parts supplied by third parties. We believe that some dyes supplied by Amersham under our exclusive worldwide license to use and sell Amersham dyes within our GeneKits, may not be available from other suppliers, although our customers might be able to purchase some, but not all, dyes directly from Amersham. In addition, certain reagents and other chemicals which we use and include in our GeneKits are available only under license from their manufacturers. While we believe that alternative reagents and chemicals are available, alternate supplies may not be as effective as certain of the products which we presently use. In addition, we believe that there are alternative suppliers for our custom-designed DNA sequencer parts, but that we would incur costs in switching to alternative suppliers and would likely experience delays in production of the products that use any of these parts until such time as we were able to locate alternate suppliers or parts.



         See "Risk Factors-Each time we make substantial alterations to any FDA approved products, we will need to seek additional FDA approval," "Risk Factors-We have limited manufacturing experience" and "Risk Factors-Certain supplies and parts that we need are available limited sources."



         PROPRIETARY RIGHTS

         We rely on patents, licenses from third parties, trade secrets, trademarks, copyright registrations and non-disclosure agreements to establish and protect our proprietary rights in our technologies and products.

         We own or jointly own 23 U.S patents. We have an additional 35 U.S. patent applications pending, of which three have been allowed. We also have foreign applications presently pending as PCT applications designating intergovernmental agencies and multiple countries including the European Patent Office, Canada and Japan. Our issued and allowed patents and patent applications cover various aspects of our products and technologies, including viral load testing, several of our GeneKits and various DNA sequencing and GeneKit technologies, including the umbrella stratified matrix testing technology and the CLIP technology.

         Our competitive position is also dependent upon unpatented trade secrets. We are developing a substantial database of information concerning our research and development and have taken security measures to protect our data. However, trade secrets are difficult to protect. In an effort to protect our trade secrets, we have a policy of requiring our employees, consultants and advisors to execute non-disclosure agreements. These agreements provide that confidential information developed or made known to an individual during the course of their relationship with us must be kept confidential, and may not be used, except in specified circumstances.



         For a discussion of various risks relating to our intellectual property, see "Risk Factors-We may not be able to obtain and protect necessary patents and proprietary rights."



         COMPETITION

         The biotechnology industry is highly competitive. We compete with entities in the United States and abroad that are engaged in the development and production of products that analyze genetic information. They include: biotechnology, pharmaceutical, chemical and other companies; academic and scientific institutions; governmental agencies; and public and private research organizations.

         Some of our major competitors include:

o manufacturers and distributors of DNA sequencers such as the PE Biosystems Group, Amersham and its Molecular Dynamics subsidiary, LI-COR, Inc., Hitachi, Ltd. and Molecular and Genetic BioSystems, Inc.;

o manufacturers and distributors of DNA probe-based diagnostic systems such as Abbott Laboratories, Chiron Corp., Hoffmann-La Roche Inc., Gene Probe Inc., Digene Corporation and Johnson & Johnson; and

o manufacturers of new technologies used to analyze genetic information, such as chip-based and assay-based technologies, including, Hyseq Inc., Affymetrix Inc., ChemCore Inc., CuraGen Corp. and Nanogen, Inc.

         Many of these companies and many of our other competitors have much greater financial, technical and research and development resources and production and marketing capabilities than we do.

         Our GeneKits also compete with homebrew genetic tests for HIV and other diseases designed by laboratories and some of the companies listed above. Homebrew tests include a variety of small-scale genotyping tests which typically have not undergone clinical validation and have not been approved by the FDA or other regulatory agencies.

         We believe that we are able to compete primarily on the basis of the following:

o        our ability to provide an integrated DNA sequencing system;

o        ease of use;

o        speed of sequencing;

o        cost-effectiveness;

o        clinical data with respect to the HIV market; and

o with respect to the HIV market, FDA approval of our HIV GeneKit and related equipment, if and when we obtain it.



         For a discussion of various risks related to our competitive industry, see "Risk Factors-Our industry is highly competitive."



         REGULATION BY THE FDA AND OTHER GOVERNMENT AGENCIES

         We currently sell our products for research and clinical research purposes. In the future, we intend to sell products for clinical diagnostic purposes. We do not believe we need authorization from the FDA or health authorities in foreign countries to sell our products for research purposes, as long as they are properly labeled. We will, however, need to get authorization to sell our products for clinical diagnostic purposes.

         FDA APPROVAL PROCESS. Products that are used to diagnose diseases in people are considered medical devices, which are regulated by the FDA. To obtain FDA authorization for a new medical device, a company may have to submit data relating to safety and efficacy based on extensive testing. This testing, and the preparation of necessary applications and the processing of those applications by the FDA, are expensive and may take several years to complete. The following describes several important aspects of the FDA authorization process.

         The FDA has three classes for medical devices:

o Class I devices (for example, bandages, manual wheelchairs and ice bags) are the least regulated, but they must still comply with the FDA's labeling, manufacturing, recordkeeping, and other basic requirements.

o Class II devices (for example, portable oxygen generators and hypodermic needles) may be subject to additional regulatory controls, such as performance standards and postmarket surveillance.

o Class III devices (for example, cardiac pacemakers) require specific FDA approval prior to marketing and distribution, and are, as well, subject to the FDA's basic requirements.

         To sell a medical device, a company must first either submit a notification to the FDA showing that the device is similar to a device already on the market, or get specific approval for the device by submitting a PMA application. A company may have to include test data in the notification, including human test data. It will almost always have to include such test data in a PMA application.

         If human test data are required for either a notification or a PMA application, and if the device presents a significant risk, the manufacturer must first file an Investigational Device Exemption submission, or IDE, with the FDA. The IDE must contain data, such as animal and laboratory testing, showing that the device is safe for human testing. If the IDE is granted, human testing may begin.

         Generally, a notification to the FDA that a new device is similar to an existing device requires less data and takes less time for the FDA to process than a PMA. By contrast, a PMA application must be supported by more extensive data to prove the safety and efficacy of the device, and review of a PMA application involves a lengthier FDA process. The FDA conducts a preliminary review of the PMA application. If complete, the PMA application is filed by the FDA. Officially, the FDA then has 180 days to review the PMA application, however, as a practical matter, PMA reviews usually take much longer, up to one-and-a-half years or more from filing. The FDA may grant expedited (fast-track) review of a PMA application if certain criteria relating to public health importance are met, but that decision is within the FDA's discretion and affects only the timing of the review process, not the outcome.

         NEED FOR FDA APPROVAL OF SOME OF OUR PRODUCTS. We intend to market some of our products in the U.S. for clinical diagnostic purposes, and therefore we will have to obtain prior FDA authorization, as described above. We believe our HIV GeneKit will be considered by the FDA as a Class III medical device and therefore require a PMA. We believe that some of our other products will be regulated as Class II or Class III medical devices. You should be aware of the following possibilities:

o it may be more expensive and time-consuming than we anticipate to develop the test data needed for an IDE, or for a notification or a PMA;

o the FDA may disagree with us that the data are adequate, and we may therefore have to do additional testing;

o the testing may show that our device does not work at all or is not safe enough, and therefore cannot be authorized by the FDA, or the testing may show that the device does not work as well as it needs to for successful marketing, even if marketing is authorized by the FDA;

o the testing may be too costly to carry out, either because we lack adequate funds or because the market potential for the device does not justify the costs; and

o there may be significant delays in the FDA review process, and the FDA may refuse to authorize the marketing of our product despite our best efforts.

         You should also be aware that the FDA may approve products we submit under a notification or PMA, but with conditions that could make it more difficult or expensive to sell the product, or limit the market for the product. Further, keep in mind that the FDA can revoke marketing authorization for our products for a variety of reasons, such as our failure to comply with the FDA's device requirements or poor product performance in terms of safety and effectiveness.

         Finally, with respect to our patented technologies, you should take into account the fact that delays in getting FDA marketing authorization for products that use those technologies may significantly reduce the value of our patents. See "-Proprietary Rights."

         For a discussion of the trials we are conducting under our IDE allowance in order to obtain a PMA, see "-Our HIV OpenGene System."

         OTHER FDA REQUIREMENTS. In addition to government requirements relating to marketing authorization for medical device products, we will also be subject to other FDA requirements. We will have to be registered as a medical device manufacturer with the FDA. We will be inspected on a routine basis by the FDA for compliance with the FDA's quality system regulations, which prescribe standards for manufacturing, testing, distribution, storage, design control and service activities. In addition, because we will manufacture some of our products in Canada, the FDA, in conjunction with the U.S. Customs Service, could impose a ban on our products if the FDA were to conclude that the products appeared to be in violation of the FDA's regulatory requirements, including restrictions that apply to the sale of research-use only products. Also, the FDA's medical device reporting regulation will require us to provide information to the FDA on deaths or serious injuries associated with the use of our devices, as well as product malfunctions that are likely to cause or contribute to death or serious injury if the malfunction were to recur.

         Finally, the FDA prohibits promoting a device for unauthorized uses and reviews company labeling for accuracy. The FDA has become aware that certain products being sold by other companies for research purposes only, were in fact being used by some customers for clinical diagnostic purposes. The FDA recently issued a policy statement describing the conditions under which companies may sell research-use only products. These conditions may restrict our ability to sell research-use only products in the United States. We do not believe these conditions will have any negative effect on our sale of GeneKits for legitimate scientific research.

         REGULATORY APPROVAL OUTSIDE THE UNITED STATES. We plan to market our products outside the United States, initially in Canada, Japan and countries in Europe. Government authorization requirements similar to the FDA's exist in some of these and many other foreign countries. Therefore, for us to get authorization to sell our products for clinical diagnostic purposes in Canada, Japan and Europe may also require lengthy and costly testing procedures. In addition, the regulatory bodies in other countries may be affected or influenced by significantly different criteria than those used by the FDA. Sale of our products in these areas may be materially affected by the policies of these regulatory bodies or the domestic politics of the countries involved.

         OTHER GOVERNMENT REGULATIONS. We are or may become subject to various federal, state, provincial and local laws, regulations and recommendations, including those relating to workers compensation, safe working conditions, and laboratory and manufacturing practices used in connection with our research and development activities.

         In addition, our reference laboratory in Norcross, Georgia, is subject to regulation under the Clinical Laboratory Improvement Amendments of 1988, known as CLIA. Under CLIA, laboratories must meet various requirements, including requirements relating to the validation of tests, training of personnel, and quality assurance procedures. The laboratory must also be certified by a government agency. Our Norcross laboratory performs high complexity tests, and is therefore subject to the most stringent level of regulation under CLIA. This laboratory is certified under CLIA and by the state of Georgia. Our failure to comply with state or CLIA requirements can result in various penalties, including loss of certification. The imposition of such penalties could have an adverse impact on us. In addition, some states regulate out-of-state laboratories. The failure to comply with these state requirements could also adversely affect us.

         We are also subject to various laws and regulations in Canada, the United States and Europe concerning the use and disposal of hazardous or potentially hazardous substances including infectious disease agents and toxic chemicals.



         We are unable to predict the extent of future government regulations or industry standards. Existing or future regulations or industry standards may have an adverse effect on our operations, including the cost of complying with regulations or standards or obtaining permits, delays or fines resulting from loss of permits or failure to comply with regulations. See "Risk Factors-We may not receive FDA approval for our HIV OpenGene System and, in the future, other HIV products," "Risk Factors-We may not receive regulatory approval for our other products," "Risk Factors-The results of our proposed HIV clinical trials are uncertain," "Risk Factors-Each time we make substantial alterations to any FDA approved products, we will need to seek additional FDA approval" and "Risk Factors-Certain of our products are subject to government regulation."



EMPLOYEES

         As of May 31, 1999, we employ 201 full-time employees (including executive officers) and 39 independent contractors, of whom:

o        59 are engaged in research and development;
o        40 are involved in sales and marketing activities;

o        91 in manufacturing and operations; and

o        50 are involved in finance, legal and administrative functions.

         Our employees are not represented by a union or other collective bargaining unit and we have never experienced a work stoppage. We believe that our employee relations are good.

RISK FACTORS

WE ARE IN THE EARLY STAGES OF COMMERCIAL MANUFACTURING AND SALE OF OUR PRODUCTS

         Although we began operations in 1993, we are only in the early stages of commercially manufacturing and marketing our products. Until 1996, we devoted much of our time to the research and development of our technology and products. In late 1996, we began manufacturing and selling to the research and clinical research markets, the initial versions of our automated DNA sequencers and related products and certain GeneKits. Our limited operating history makes it difficult to evaluate our business and our prospects for future profitability. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of commercial manufacturing and marketing. Sales for our 1998 fiscal year were $10.9 million. In the future, sales may not increase or they may decrease, and we may never become profitable.

WE HAVE A HISTORY OF LOSSES AND ANTICIPATE FUTURE LOSSES

         We incurred a net loss of $14.9 million in the year ended December 31, 1998. As of December 31, 1998, our accumulated deficit was $34.2 million. Our losses have resulted principally from expenses incurred in research and development of our technology and products, including clinical trials, and from selling, general and administrative expenses that we have incurred while building our business infrastructure and in connection with our operations. We expect to continue to incur significant operating losses in the future as we continue our research and development efforts and expand our sales and marketing force and business infrastructure, in an effort to achieve greater sales and expand our business. It is uncertain when, if ever, we will become profitable. Our ability to become profitable will depend on many factors including:

    - whether we obtain regulatory approval to sell our HIV OpenGene System and, in the future, OpenGene Systems for other diseases, to the clinical diagnostic market in the United States and abroad;

    - if we obtain regulatory approval, the acceptance of our HIV OpenGene System and, in the future, OpenGene Systems for other diseases, within the clinical diagnostic market;

    - our ability to successfully market and sell our HIV OpenGene System and, in the future, OpenGene Systems for other diseases, to the clinical diagnostic market;

    - the decision of third party payors to reimburse clinicians and patients for use of our HIV GeneKit and, in the future, other products;

    - the acceptance of genotyping as a valid method of managing disease therapy for the diseases and genes we currently target and intend to target in the future;

    - our ability to increase sales of our products to the research and clinical research markets;

    -        our ability to effectively manage the growth of our business;

    -        our ability to attract and retain qualified personnel;

    - our ability to continue to develop advanced versions of our products and technologies and new products and technologies in a timely manner; and

    - our ability to obtain, and the costs of obtaining, patents and licenses for certain products and technologies.



WE MAY NEED ADDITIONAL CAPITAL

         Since we began operations we have obtained operating funds primarily by selling shares of our company and borrowing money from investors, banks and institutional lenders. Since late 1996, a small portion of our operating funds have come from sales of our products. At this time, funds from operations are not sufficient to meet our operating needs and other anticipated financial requirements, including repayment to our institutional lenders of a $1.0 million loan plus interest by the earlier of July 22, 1999, the completion of our proposed $5.0 million credit facility and the completion of the proposed Warburg Pincus financing (described below), and a $7.0 million loan plus interest on December 31, 1999.

         We have signed a letter of intent with E.M. Warburg, Pincus & Co., LLC under which certain funds affiliated with Warburg Pincus would invest $30.0 million in our company. We refer to this proposed financing as the "Warburg Pincus financing." The terms of the proposed Warburg Pincus financing are described in the section of this Annual Report entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources-PROPOSED WARBURG PINCUS FINANCING." In addition, we and our institutional lenders agreed that, concurrently with the completion of the proposed Warburg Pincus financing, we would repay $4.1 million principal amount and interest of their loan to us, the institutional lenders would convert the remaining $3.9 million of that loan into Series A convertible preferred shares and we would grant the institutional lenders 144,760 warrants to purchase our common shares. The Series A preferred shares and warrants will have the same terms as those granted to Warburg Pincus. Completion of the proposed Warburg Pincus financing is subject to the satisfaction of various closing conditions and finalization of definitive documents. We are in the process of completing those agreements. However, we cannot guarantee that the Warburg Pincus financing will be completed in a timely manner or at all.

         We have also received a commitment from a financial institution to provide a $5.0 million credit facility to our subsidiary, Visible Genetics Corp., or VGC, subject to certain conditions, including completion of the lender's due diligence review of our company. We are in the process of negotiating the definitive loan documents under which this loan would be made. However, we cannot guarantee that we will be able to finalize the loan in a timely manner, or at all.

         If we are able to complete the proposed equity financing and concurrent conversion of institutional loans to equity, as well as the $5.0 million credit facility, we believe, based on our current plans, that our cash on hand, anticipated funds from operations, proceeds from the contemplated equity financing and anticipated borrowings under the proposed credit facility would be sufficient to enable us to repay our remaining obligations to our institutional lenders and meet our operating needs for the next 12 months. If we are able to complete only the proposed credit facility, but not the proposed equity financing and concurrent conversion of debt, we would need to raise significant additional financing to continue to meet our operating needs and repay the loan to our institutional lenders due on December 31, 1999. We have no commitment for additional financing at this time, and cannot guarantee that we would be able to obtain such financing in a timely manner, on acceptable terms or at all. If we are unable to complete any of the proposed equity financing, concurrent conversion of debt or the proposed credit facility or other substitute financing when needed, we would likely default under our obligation to our institutional lenders, we would be unable to meet many of our other obligations and our business and future prospects would be materially adversely affected.

         The assumptions described above are based on our current plans and expectations during the next 12 months. However, the actual amount of funds that we will need during the next 12 months will be determined by many factors, some of which are beyond control. These factors include:

    - our ability to obtain the Warburg Pincus financing, or substitute financing on reasonable terms;

    - our success in selling our products in the research and clinical research markets during this period;

    - our ability to obtain FDA approval to sell our HIV GeneKit and related equipment for clinical diagnostic purposes;

    - if we obtain FDA approval, the acceptance of our HIV products by the clinical diagnostic market;

    - the decision of third-party payors to reimburse clinicians and patients for use of our HIV products;

    - the success of our distribution partners in marketing and selling our products in selected markets;

    -        progress with research and development;

    -        our success in introducing new products during the period;

    -        our ability to manage growth;

    - our incurring significant fixed overhead and other expenses prior to increasing our revenues;

    - the costs of acquiring and integrating any new business or technologies during the period;

    - the results of any other strategic relationships into which we may enter during the period;

    -        the costs and timing of obtaining new patent rights;

    -        regulatory changes;

    -        competition; and

    -        technological developments in the market.

         We may need funds sooner or in greater amounts than we currently anticipate and we may need to obtain additional funds at the end of this 12 month period. If we need to obtain funds at the end of 12 months or earlier, potential sources of financing may include strategic relationships, public or private sales of our shares or debt or other arrangements. We do not have any other committed sources of financing at this time and it is uncertain whether additional funding will be available when needed or on acceptable terms or at all. If the Warburg Pincus financing is completed or if we raise funds by selling additional common shares or other securities convertible into common shares, the ownership interest of our existing shareholders will be diluted. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

         If we wish to issue equity securities or obtain additional financing after the proposed Warburg Pincus financing is completed, we may need the consent of the Series A preferred shareholders. We will be required to obtain the consent of the holders of a majority of the then outstanding Series A preferred shares prior to issuing any equity security that has rights as to dividends and liquidation that are senior or equal to those of the Series A preferred shares. We will also be required to obtain the consent of the holders of a majority of the then outstanding Series A preferred shares if we wish to borrow money and at such time or as a result of such loans, the total principal amount of our indebtedness and capitalized lease obligations exceeds $15.0 million. Our proposed credit facility would also impose limitations on our ability to incur additional indebtedness under certain circumstances. As a result, we may be delayed in, or prohibited from, obtaining certain types of financing.

OUR RESULTS TEND TO FLUCTUATE FROM QUARTER TO QUARTER

         Our operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. Factors that may affect our quarterly operating results include:

    - the announcement or introduction of new products, services, technologies or strategic relationships by us or by our competitors;

    - decisions by the FDA and foreign regulatory agencies with respect to our HIV OpenGene System or other products;

    - the acceptance of our HIV OpenGene System and other products in the clinical diagnostic market, should we obtain required government authorizations;

    - unanticipated costs or delays in carrying out our clinical trials;

    - decisions of third party payors with respect to reimbursement for our HIV GeneKit and other products;

    - the proposal or implementation of regulatory changes in the United States or abroad that affect our products or our business;

    - the amount and timing of operating costs and capital expenditures relating to research and development and the expansion of our business, operations and infrastructure;

    - the amount and timing of royalties accrued for licensing of products and technologies;

    - the availability and pricing of raw materials and components from suppliers;

    - our decision to increase or decrease sales of bundled equipment, GeneKits and other consumables at reduced prices; our decision to reduce prices;

    -        our products in response to price reductions by competitors;

    -        our ability to successfully sell our products;

    - the costs associated with, and the success of, any future acquisitions of businesses, technologies or products, or any strategic investments or relationships into which we may enter;

    - the cost and timing of obtaining new patent rights or licenses from third parties;

    -        our ability to attract and retain personnel; and

    - general economic conditions, as well as economic conditions specific to the biotechnology industry.

         Due to these and other factors, our quarterly revenues and operating results are difficult to forecast. We believe that period-to-period comparisons of our operating results may not be meaningful and you should not rely on any such comparisons as an indication of our future performance. In addition, it is likely that in one or more future quarters our operating results will fall below the expectations of securities analysts and investors. In such event, the trading price of our common shares could be materially adversely effected.

WE MAY NOT RECEIVE FDA APPROVAL FOR OUR HIV OPENGENE SYSTEM AND, IN THE FUTURE, OTHER HIV PRODUCTS

         We intend to seek FDA approval to sell our HIV OpenGene System for clinical diagnostic purposes in the United States. In the future, we may seek FDA approval to sell other HIV products for clinical diagnostic purposes in the United States. Under FDA regulations, we believe that our HIV OpenGene System is a Class III medical device. This means that in order to sell our HIV OpenGene System in the United States for clinical diagnostic purposes, we will need to obtain FDA approval. In order to get FDA approval for this device, we must submit a Premarket Approval application, commonly known as a PMA application. To be considered by the FDA, our PMA must be supported by extensive human clinical data demonstrating the utility, reliability and performance of our HIV GeneKit and OpenGene System. In December 1998, the FDA allowed us to initiate human clinical trials of our HIV OpenGene System under our IDE application. We have conducted one, and are continuing to conduct several additional, clinical trials, the results of which will be submitted with our PMA application to the FDA. In addition, for us to obtain FDA approval of our HIV OpenGene System, the FDA must also confirm that we maintain good laboratory, clinical and manufacturing practices. We may never obtain approval from the FDA to sell our HIV products to the clinical diagnostic market. The clinical data from our trials may not support the utility, reliability or performance of our products, or our facilities may not be in compliance with the FDA's regulations. In addition, we may choose or be required to discontinue our trials for a number of reasons, including unanticipated interim trial reports, changes in regulations or the adoption of new regulations, or unexpected technological developments by our competitors. If we fail to receive FDA approval, we will be unable to carry out our business plan to sell our HIV OpenGene System for clinical diagnostic use in the United States and our business, financial condition and results of operations will be materially harmed.

         We also may be required to obtain approval from some foreign regulatory authorities to sell our HIV products to the clinical diagnostic market outside of the United States. In some cases, we will face an approval process similar to that required by the FDA. We cannot be certain that we will obtain the necessary approvals to sell our HIV products to the clinical diagnostic market in these countries. In some cases, the failure to obtain any of these approvals could materially harm our business, financial condition and results of operations. See "-We may not receive regulatory approval for our other products," "-The results of our proposed HIV clinical trails are uncertain," "-Certain of our products are subject to government regulation," "Description of Business-Our HIV OpenGene System-FDA ALLOWANCE AND CLINICAL TRIALS" and " Description of Business-Manufacturing."

WE MAY NOT RECEIVE REGULATORY APPROVAL FOR OUR OTHER PRODUCTS

         In addition to our HIV OpenGene System, we have also developed and are continuing to develop GeneKits for other clinical diagnostic applications. In order to sell these GeneKits to the clinical diagnostic market, we may be required to obtain the approval of the FDA and of foreign regulatory authorities. We may be required to conduct extensive testing and clinical trials to support the utility, reliability and performance of our products. We may also be required to show that our testing and manufacturing facilities comply with applicable practices and standards. The approval process for each additional GeneKit may be lengthy and costly and we may not be able to obtain the required approval for each GeneKit in each country in which we desire to sell to the clinical diagnostic market. Our failure to obtain necessary approvals to sell our products for clinical diagnostic use in one or more significant markets could cause material harm to our business, financial condition and results of operations.

THE RESULTS OF OUR PROPOSED HIV CLINICAL TRIALS ARE UNCERTAIN

         To support our PMA, we are required to demonstrate through human clinical trials the utility, reliability and performance of our HIV OpenGene System. We conducted one trial in Europe which demonstrated that HIV patients whose drug treatments were selected using periodic genotyping had lower viral loads than patients whose drug treatments were selected without the use of genotyping. That trial corroborated the results of another clinical trial conducted in the United States in which we did not participate. We have commenced one clinical trial in the United States to test the clinical utility of our HIV OpenGene System and we are preparing to start a second trial in the United States to test the reliability and performance of our HIV GeneKits. We are also planning a third, large-scale clinical trial with the goal of collecting additional HIV genotyping data in support of our PMA application.

         The results from the clinical trials already completed may not accurately predict the results that will be obtained from the clinical trials we plan to conduct in the future. In addition, there can be no assurance that any clinical trials we conduct will demonstrate the utility, reliability and performance of our HIV OpenGene System. If the new trials are unable to demonstrate the utility, reliability and performance of our HIV OpenGene System, we may not obtain FDA approval. In that event, our business, financial condition and results of operations would be materially harmed. A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials.

         The completion of clinical trials for our HIV OpenGene System and, in the future, any clinical trials of our other products, may be terminated or delayed by many factors and there can be no assurance that delays or terminations will not occur. For example, the rate of enrollment of patients in our trials may affect the amount of time it takes to complete our trials. Enrollment rates may vary throughout the course of a clinical trial and will depend on a number of factors including: the size of the patient population, the number of clinical trial sites, the proximity of patients to clinical trial sites, the eligibility criteria for the trial and the existence of competitive clinical trials. We cannot control the rate at which patients present themselves for enrollment, and we cannot guarantee that the rate of patient enrollment will be consistent with our expectations or be sufficient to enable clinical trials of our products to be completed in a timely manner. In addition, certain clinical trials are conducted with patients having the most advanced stages of disease. During the course of treatment, these patients may die or suffer other adverse medical effects for reasons that may not be related to the drug treatment selections. These events could delay our trials, as well as adversely affect the statistical analysis of clinical trial results. Any significant delays in, or termination of, clinical trials of any of our products could materially harm our business, financial condition and results of operations. See "-We may not receive FDA approval for our HIV OpenGene System and, in the future, other HIV products," "-We may not receive regulatory approval for our other products," "-Certain of our products are subject to government regulation," "Description of Business-Our HIV OpenGene System-FDA ALLOWANCE AND CLINICAL TRIALS" and "Description of Business -Regulation by the FDA and Other Government Agencies."

EACH TIME WE MAKE SUBSTANTIAL ALTERATIONS TO ANY FDA APPROVED PRODUCTS, WE WILL NEED TO SEEK ADDITIONAL FDA APPROVAL

         If we obtain FDA approval for our HIV OpenGene System or any other product, we will need to seek additional FDA approval each time we make substantial changes to the product specifically approved by the FDA. For example, we are seeking FDA approval to sell our HIV OpenGene System to the clinical diagnostic market. Our HIV GeneKit, as submitted to the FDA, contains specific reagents, dyes, enzymes, chemicals, software and other materials. If this kit is approved, the FDA would require that we obtain additional approval for any change to the kit's components that substantially alters the performance of the kit, such as changing certain enzymes or reagents. To obtain additional approval, we may have to conduct additional human clinical trials to demonstrate that the altered GeneKit will produce at least the same results as the approved GeneKit. Obtaining additional FDA approval is likely to be time consuming and costly and we may experience delays in bringing these upgraded or new products to market.

THE CLINICAL DIAGNOSTIC MARKET FOR GENOTYPING PRODUCTS IS NEW AND GENOTYPING MAY NOT BECOME AN ACCEPTED METHOD OF MANAGING DRUG TREATMENT

         An important part of our business strategy is our plan to sell our products to the clinical diagnostic market if we obtain FDA and other required regulatory approvals. Our ability to do so will depend on the widespread acceptance and use by doctors and clinicians of genotyping to manage the treatment of certain diseases. The use of genotyping by doctors and clinicians for this purpose is new. Existing DNA sequencing systems have been designed primarily for research purposes and we are not aware of any DNA sequencing products that have been approved by the FDA for clinical diagnostic purposes. The demand for, and acceptance by doctors and clinicians of, DNA sequencing systems designed for the clinical diagnostic market, such as our HIV OpenGene System, is uncertain. Factors that may influence the acceptance of genotyping by this market include the availability of FDA approved genotyping products and the willingness of insurance companies and other third-party payors to reimburse doctors and patients for use of these products. If genotyping is not accepted by this market, we will not be able to carry out our business plan and our business, financial condition and results of operations will be materially harmed.

OUR OPENGENE SYSTEM MAY NOT BE ACCEPTED BY THE CLINICAL DIAGNOSTIC MARKET

         Even if genotyping becomes widely accepted in the clinical diagnostic market, we cannot predict the extent to which doctors and clinicians may be willing to utilize our OpenGene System to manage drug treatment of selected diseases or other medical conditions. Factors that will influence the use of our products in this market include:

    - our ability to obtain FDA approval in the United States and other required regulatory approvals in other countries;

    - whether major third-party payors decide to reimburse doctors and patients for use of our products;

    - the outcomes of any current or future clinical trials testing the utility, reliability and performance of our OpenGene System in managing drug treatment for selected diseases or other medical conditions; and

    - the development of competing technologies and products that can be used for the same purposes as our products.

         If our products are not accepted by the clinical diagnostic market to manage the treatment of selected diseases and other medical conditions, our business, financial condition and results of operations will be materially harmed. See "-We may not receive FDA approval for our HIV OpenGene System and, in the future, other HIV products," "-We may not receive regulatory approval for our other products," "-The results of our proposed HIV clinical trials are uncertain," "-Insurance companies and other third-party payors may not reimburse doctors and patients for our products" and "-Certain of our products are subject to government regulation."

INSURANCE COMPANIES AND OTHER THIRD-PARTY PAYORS MAY NOT REIMBURSE DOCTORS AND PATIENTS FOR OUR PRODUCTS

         Our ability to sell our HIV GeneKit and other GeneKits to the clinical diagnostic market will depend partly on the willingness of insurance companies and other third-party payors to reimburse doctors and patients for use of our products. If we obtain regulatory approval to sell our products, we will seek reimbursement from government and private health care insurers (including health maintenance organizations) and other third-party payors. Physicians' recommendations to use genotyping, as well as decisions by patients to pursue genotyping, are likely to be influenced by the availability of reimbursement for genotyping by insurance companies or other third-party payors. Government and private third-party payors are increasingly attempting to contain health care costs by limiting both the extent of coverage and the reimbursement rate for testing and treatment products and services. In particular, services which are determined to be investigational in nature or which are not considered "reasonable and necessary" for diagnosis or treatment may be denied reimbursement coverage. We cannot guarantee that insurers and other third-party payors will elect to provide full or partial reimbursement coverage for our HIV GeneKit and other GeneKits. If adequate reimbursement coverage is not available from insurers or other third-party payors, it is uncertain whether patients will elect to directly pay for genotyping. If insurers or other third-party payors and patients are unwilling to pay for genotyping, our anticipated revenues would be substantially reduced, our ability to achieve profitability would be significantly impaired and our business, financial condition and results of operations would be materially harmed.

WE DO NOT HAVE ANY MARKETING EXPERIENCE IN THE CLINICAL DIAGNOSTIC MARKET AND WE RELY ON OTHER COMPANIES TO SELL OUR PRODUCTS IN SOME MARKETS

         We have no experience marketing products to the clinical diagnostic market. If the FDA approves the sale of our HIV OpenGene System and, in the future, other products, to the clinical diagnostic market in the United States, we intend to expand our internal sales force. It will take significant time, money and resources to expand our sales force. We may not be able to hire, train and retain qualified personnel with experience in the clinical diagnostic market. We cannot be certain that we will be able to develop the marketing capabilities necessary to successfully market and sell our products to the clinical diagnostic market. See "-We may not receive FDA approval for our HIV OpenGene System and, in the future, other HIV products," "-We may not receive regulatory approval for our other products," "-The results of our proposed HIV clinical trials are uncertain" and "-Certain of our products are subject to government regulation."

         In selected geographic markets outside North America and certain European countries, we seek to enter into distribution and marketing arrangements with leading distributors to sell our products to the clinical diagnostic market. In March 1999, we entered into a series of exclusive distribution agreements. We granted Roche Diagnostics S.L. and Roche Diagnostics K.K. exclusive rights to distribute our OpenGene System and GeneKits to the clinical diagnostic markets in Spain and Portugal and Japan, respectively. We also granted Organon Teknika the exclusive right to distribute our OpenGene System and GeneKits to the clinical diagnostic market in Brazil. We granted exclusive distribution rights to Werfen Medical S.A. in Argentina and Diagnostic Technology Pty Ltd. in Australia and New Zealand. We have agreed to terminate our initial agreement with Roche Diagnostics S.L. and we are negotiating the terms of a new agreement with Roche Diagnostics S.L. for these territories. The other agreements expire at various times from April 2000 through April 2003, and in each case, are subject to renewal. Certain of the agreements may also be terminated by either party upon specified notice periods and may require us to make termination payments under certain circumstances.

         Our ability to successfully sell products to the clinical diagnostic market in countries in which we rely on distribution agreements will depend to a great extent on the efforts of the distributors. Should these distributors be unwilling to sell our products or if they are unsuccessful in their efforts, our ability to sell to these markets will be adversely affected. Failure to successfully market our products will likely impede our ability to generate significant revenues and become profitable.

         In addition, any of our distribution agreements may be terminated before they expire, or, when they expire, they may not be renewed on favorable terms or at all. If these agreements are discontinued, our business, financial condition and results of operations may be materially harmed if we could not find other suitable distributors to sell these products. See "-Certain supplies and parts that we need are available from limited sources."


WE HAVE LIMITED MARKETING EXPERIENCE IN THE RESEARCH AND CLINICAL RESEARCH MARKETS AND WE RELY ON AMERSHAM

         We have limited experience in marketing products to the research and clinical research markets. We have developed our own sales and marketing staff and infrastructure which sells our products in North America and certain countries in Europe. We have only been engaged in marketing our products since late 1996. It is uncertain whether our sales and marketing staff will be able to achieve our sales objectives in a timely and cost-effective manner. In February 1996, we granted Amersham an exclusive worldwide license to use and sell the Seq4x4(TM) DNA sequencer and related products used and sold with the sequencer, which is designed for the research market. Our agreement with Amersham expires in February 2000 and is renewable each year unless either party notifies the other at least six months in advance of renewal that it wishes to terminate the agreement. During 1998, approximately 30% of our revenues resulted from sales of sequencers and other products to Amersham. For 1999, we anticipate that Amersham will account for a smaller percentage of our sales, but sales to Amersham may continue to be significant. We cannot be certain that Amersham will be successful in selling these products. In addition, we cannot be certain that the agreement will not be terminated before expiration or that, upon expiration, it will be renewed on favorable terms or at all.

WE NEED TO CONTINUE DEVELOPING ADVANCED TECHNOLOGY AND VERSIONS OF OUR PRODUCTS AND NEW PRODUCTS

         We believe that if we are to become and remain profitable, we must develop advanced technology, advanced versions of our current products and new products. New technology and products must be developed and introduced to the market in a timely and cost-effective manner to meet both changing customer needs and technological developments. We cannot assure you that we will be able to successfully or timely develop any technology or products, or that any new technology or products will achieve acceptance in the market. It is also possible that we will not have sufficient financing to develop new technology or products. If we are unable to successfully develop technology or products in the future, our ability to generate significant revenues will be significantly impaired, we could experience additional significant losses and our business, financial condition and results of operations would be materially harmed.

WE HAVE LIMITED MANUFACTURING EXPERIENCE

         We have limited experience in large-scale assembly and manufacturing of our products. We assemble our DNA sequencers, certain related equipment, and our GeneKits. We also manufacture our MicroCel cassettes, certain of the components included in our GeneKits and other products. Since we started assembling and manufacturing operations in 1996, we have experienced delays, quality control problems and capacity constraints from time to time. As production increases and we begin manufacturing and assembling new products, additional problems may arise. These may include technological, engineering, quality control and other production difficulties. If we experience these problems, we could be delayed in filling orders, shipping existing products and introducing new products to the marketplace. These problems could also adversely affect customer satisfaction and the market acceptance of our products.

WE MAY NOT BE ABLE TO OBTAIN AND PROTECT NECESSARY PATENTS AND PROPRIETARY
RIGHTS

         Our success will partly depend on our ability to obtain patents, obtain licenses from third parties and protect our trade secrets. We own or jointly own 23 U.S. patents. We have an additional 35 U.S. patent applications pending, of which three have been allowed. A patent allowance is granted by the U.S. Patent and Trademark Office if, after examination, it finds the patent application allowable. After a patent is allowed, generally, the patent is issued as soon as possible after payment of an issuance fee by the applicant. However, because of the substantial backlog of patent applications in the U.S. Patent and Trademark Office, the issuance of the patent is often delayed. Until an allowed patent is actually issued, the U.S. Patent and Trademark Office may reverse its decision or delay the issuance of the patent. We also have filed foreign patent applications presently pending as PCT applications designating intergovernmental agencies and multiple countries including the European Patent Office, Canada and Japan. We cannot assure you that our remaining patent applications will result in patents being issued in the United States or foreign countries. Nor can we assure you that any technologies or products that we may develop in the future will be patentable. In addition, we cannot guarantee that patents which have been or will be issued will afford meaningful protection for our technology and products. Competitors may develop products similar to ours which do not conflict with our patents. Others may challenge our patents and, as a result, our patents could be narrowed or invalidated. The patent position of biotechnology firms generally is highly uncertain, involves complex legal and factual questions, and has recently been the subject of much litigation. No consistent policy has emerged from the U.S. Patent and Trademark Office or the courts regarding the breadth of claims allowed or the degree of protection afforded under biotechnology patents. In addition, there is a substantial backlog of biotechnology patent applications at the U.S. Patent and Trademark Office and the decisions whether to approve or reject patents may take several years.

         Our success will also depend partly on our ability to operate without infringing upon the proprietary rights of others, as well as our ability to prevent others from infringing on our proprietary rights. We may be required at times to take legal action in order to protect our proprietary rights. Also, despite our best efforts, we may be sued for infringing on the patent rights of others. Patent litigation is costly, and, even if we prevail, the cost of such litigation could harm us. If we do not prevail, in addition to any damages we might have to pay, we could be required to stop the infringing activity or obtain a license. We cannot be certain that any required license would be available to us on acceptable terms, or at all. If we fail to obtain a license, or if the terms of a license are burdensome to us, our business, financial condition and results of operations could be materially harmed.

         To help protect our proprietary rights in unpatented trade secrets, we require our employees, consultants and advisors to sign confidentiality agreements. However, we cannot guarantee that these agreements will provide us with adequate protection if confidential information is used or disclosed improperly. In addition, in some situations, these agreements may conflict with, or be limited by, the rights of third parties with whom our employees, consultants or advisors have prior employment or consulting relationships. Further, others may independently develop similar proprietary information and techniques, or otherwise gain access to our trade secrets. See "Description of Business -Proprietary Rights."

CERTAIN OF OUR PRODUCTS ARE SUBJECT TO GOVERNMENT REGULATION

         In the United States, the FDA regulates medical products. Similar agencies exist in Canada, Japan, European countries and elsewhere.

         Our products can be used in two ways. First, they can be used in scientific research, to discover new information or develop better ways to manage the treatment of disease. Second, they can be used in the medical care of specific patients. In that case, they are called diagnostic medical devices.

         We currently sell our products for research and clinical research purposes. In the future, we intend to sell products for clinical diagnostic purposes. We do not believe we need authorization from the FDA or health authorities in foreign countries to sell our products for research purposes, as long as they are properly labeled. We will, however, need authorization to sell our products for clinical diagnostic purposes.

         To obtain FDA authorization for a new medical device, a company may have to submit data relating to safety and efficacy based on extensive testing. This testing, the preparation of necessary applications and the processing of those applications by the FDA, are expensive and may take several years to complete. For a more complete description of the FDA approval process, see "Description of Business -Regulation by the FDA and Other Government Agencies-FDA APPROVAL PROCESS."

         We cannot assure you that the FDA will approve any of our products for clinical diagnostic purposes, or do so in a timely manner. First, the tests may fail to prove that a particular product is safe and effective. Second, it may be too expensive for us to conduct all the necessary tests. Third, there may be delays, or disagreements between us and the FDA about whether the tests are adequate. Because of these and other uncertainties, you should assume that we may experience delays in obtaining FDA approval, or that we may not receive FDA approval to sell our products for clinical diagnostic purposes.

         Our HIV GeneKit will, and, in the future, other GeneKits may, be regulated by the FDA as Class III medical devices. We believe that our other GeneKits and products will be regulated as either Class II or Class III medical devices. Since our HIV OpenGene System will be regulated as a Class III medical device we must submit a Premarket Approval application, commonly known as a PMA application, in order to sell our HIV OpenGene System in the United States for clinical diagnostic purposes. To be considered by the FDA, our PMA application must be supported by extensive human clinical data. In December 1998, the FDA allowed us to initiate human clinical trials of our HIV OpenGene System under our IDE application. We have conducted one, and are continuing to conduct several additional, clinical trials, the results of which will be submitted with our PMA application to the FDA. For a discussion of these trials, see "Description of Business -Our HIV OpenGene System."

         We also plan to market products outside the United States, initially in Canada, Japan and selected countries in Europe. Government authorization requirements similar to the FDA's exist in some of these and many other foreign countries. Therefore, for us to get authorization to sell our products for clinical diagnostic purposes in Canada, Japan, and Europe may also require lengthy and costly testing procedures. In addition, the regulatory bodies in other countries may be affected or influenced by significantly different criteria than those used by the FDA. Sale of our products in these areas may be materially affected by the policies of these bodies or the domestic politics of the countries involved.

         We are or may become subject to various federal, state, foreign, provincial and local laws and regulations, covering a broad range of topics including:

    -        worker compensation;

    -        safe working conditions;

    -        laboratory and manufacturing practices;

    - use and disposal of hazardous chemicals or infectious disease agents and toxic chemicals; and

    -        product emissions.

         In addition, our reference laboratory in Norcross, Georgia, is subject to regulation under the Clinical Laboratory Improvement Amendments of 1988, known as CLIA. Under CLIA, laboratories must meet various requirements, including requirements relating to the validation of tests, training of personnel, and quality assurance procedures. The laboratory must also be certified by a government agency. Our Norcross laboratory performs high complexity tests, and is therefore subject to the most stringent level of regulation under CLIA. This laboratory is certified under CLIA and by the state of Georgia. Our failure to comply with state or CLIA requirements can result in various penalties, including loss of certification. The imposition of such penalties could have an adverse impact on us. In addition, some states regulate out-of-state laboratories. The failure to comply with these state requirements could also adversely affect us.

         We are unable to predict the extent of future government regulations or industry standards. You should assume that in the future there may be more government regulations or industry standards affecting genetic diagnostic testing than there are now. Existing or future regulations or industry standards may have a material adverse effect on our operations, including the cost of complying with regulations or standards or obtaining permits, delays or fines resulting from loss of permits or failure to comply with regulations.

CERTAIN SUPPLIES AND PARTS THAT WE NEED ARE AVAILABLE FROM LIMITED SOURCES

         We use dyes, reagents and other chemicals supplied by third parties in our GeneKits. We believe that some dyes supplied by Amersham under our exclusive worldwide license to use and sell Amersham dyes within our GeneKits, may not be available from other suppliers, although our customers might be able to purchase some, but not all, of these dyes directly from Amersham. In addition, certain reagents and other chemicals which we use and include in our GeneKits are available only under license from their manufacturers. We cannot be certain that we will be able to renew these licenses upon expiration, on favorable terms or at all. While we believe that alternative dyes, chemicals and reagents are available, alternate products may not be as effective as certain of the products which we presently use. If we switched to an alternative dye, chemical or reagent, we may also have to adapt the GeneKit's analysis software to the new product, which could take time. If the GeneKit is FDA approved, we may also be required to seek FDA approval for the altered GeneKit if the alternative product were to substantially alter the performance of the GeneKit. This could cause delays in production and in bringing the changed GeneKit to market. See "-Each time we make substantial alterations to any FDA approved products, we will need to seek additional FDA approval."

         We also use certain custom-designed components supplied by third parties in our sequencers and other equipment. We believe that there are alternative suppliers for these custom-designed parts. However, we would incur costs in switching to alternative suppliers and would likely experience delays in production of the products that use any of these parts until such time as we were able to locate alternate suppliers or parts on acceptable terms.

         We license the polymerase chain reaction technology that we use in our GeneKits from Roche Molecular Systems, Inc. and F. Hoffmann La Roche Ltd. This license is not exclusive, and, therefore, may be granted by the Roche companies to our competitors and others. We are required to pay royalties to the Roche companies for the license. The license is for the life of the patents included within the licensing agreement, which expire at various times commencing July 2004. The termination of this license would have a material adverse effect on our ability to produce and sell GeneKits. Consequently, we could experience a deterioration of anticipated future sales of our GeneKits and further losses. See "Description of Business -Our Integrated OpenGene System-GeneKits and Other Consumables-GENEKIT TECHNOLOGIES."

WE MAY BE UNABLE TO MANAGE OUR GROWTH

         If we are successful in increasing sales and expanding our markets, there will be additional demands on our management, marketing, distribution, customer support and other operational and administrative resources and systems. To accommodate future growth, we may have to hire a substantial number of additional management personnel and other employees in the United States and abroad. We may also have to add information and other systems. We cannot guarantee that we will be able to do so. In addition, our current and future expense levels are based largely on our investment plans and estimates of future revenues and are, to a large extent, fixed. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Therefore, any significant shortfall in revenues as compared to our planned expenditures would materially harm our business, financial condition, and results of operations. We are not certain whether our current staff, systems and infrastructure will be adequate to support and effectively monitor future growth. If we are unable to manage our growth, we may not be able to implement our business plan and our business, financial condition and results of operations would be materially harmed.



OUR FUTURE ACQUISITIONS MAY BE DIFFICULT AND DISRUPTIVE, AND WE MAY NOT REALIZE EXPECTED BENEFITS

         We have made and in the future may make acquisitions of complementary businesses, products, services or technologies. We have limited experience in integrating newly acquired organizations into our operations.
Acquisitions expose us to many risks, including:

    - difficulty in assimilating technologies, products, personnel and operations;

    - diversion of management's attention from other business concerns;

    - large write-offs and amortization expenses related to goodwill and other intangible assets;

    -        entering markets in which we have no or limited experience;
             and

    -        incurrence of debt or assumption of other liabilities.

         The occurrence of one or more of these factors could materially harm our business, financial condition and results of operations.

OUR INDUSTRY IS HIGHLY COMPETITIVE

         The biotechnology industry is highly competitive. We compete with entities in the United States and abroad that are engaged in the development and production of products that analyze genetic information. They include:

    -        biotechnology, pharmaceutical, chemical and other companies;

    -        academic and scientific institutions;

    -        governmental agencies; and

    -        public and private research organizations.

    Some of our major competitors include:

    - manufacturers and distributors of DNA sequencers such as the PE Biosystems Group, Amersham and its Molecular Dynamics subsidiary, LI-COR, Inc., Hitachi, Ltd. and Molecular and Genetic BioSystems, Inc.;

    - manufacturers and distributors of DNA probe-based diagnostic systems such as Abbott Laboratories, Chiron Corp., Hoffmann-La Roche Inc., Gene Probe Inc., Digene Corporation and Johnson & Johnson; and

    - manufacturers of new technologies used to analyze genetic information, such as chip-based and assay-based technologies, including, Hyseq Inc., Affymetrix Inc., ChemCore Inc., CuraGen Corp. and Nanogen, Inc.

         Many of these companies and many of our other competitors have much greater financial, technical and research and development resources and production and marketing capabilities than we do. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and biotechnology companies. If any of our competitors were to devote significant resources to developing an integrated solution for genotyping, we would experience significantly more competitive pressure. We cannot predict whether we could successfully compete with these pressures and our revenues could suffer.

         Our GeneKits also compete with homebrew genetic tests for HIV and other diseases. Homebrew tests include a variety of small-scale genotyping tests which typically have not undergone clinical validation and have not been approved by the FDA or other regulatory agencies. See "Description of Business-Competition."



WE DEPEND ON QUALIFIED SCIENTIFIC, TECHNICAL AND MANAGEMENT PERSONNEL

         Because of the specialized scientific nature of our business, we are highly dependent upon our ability to attract and retain qualified scientific and technical personnel. We also must hire additional qualified management and sales and marketing personnel as our business expands. Competition in our industry for scientific, sales and marketing and management personnel is intense. Loss of the services of our key personnel in these areas could adversely affect our research and development and sales and marketing programs and could impede the achievement of our goals. We do not maintain key man life insurance on any of our personnel.

WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS

         The testing, manufacturing, sale and marketing of our products exposes us to the risk of product liability claims. Although we have obtained product liability insurance coverage, we cannot guarantee that product liability insurance will continue to be available to us on acceptable terms or that our coverage will be sufficient to protect against all claims against us. A product liability claim, even one without merit or for which we have substantial coverage, could result in significant legal defense costs, thereby increasing our expenses, lowering our earnings and, depending on revenues, potentially resulting in additional losses.

WE MAY BE SUBJECT TO LIABILITY CLAIMS BASED ON ERRORS IN OUR TESTING SERVICES

         We provide DNA testing, sequencing and other services for HIV, hepatitis B, hepatitis C, HPV and other infectious diseases, as well as for certain cancers. These services may be used in the future by clinicians to diagnose or treat their patients. Clinicians, patients and others may at times seek damages for the misdiagnosis of a patient's disease based on testing errors, for the erroneous recommendation of drug treatment based on a technician's misreading of the sequencing results, mishandling of patient samples or similar claims. Although we have obtained liability insurance coverage, we cannot guarantee that liability insurance will continue to be available to us on acceptable terms or that our coverage will be sufficient to protect us against all claims that may be brought against us. In addition, our existing insurance coverage may not cover certain claims against our employees arising from misdiagnosis of a patient's disease, erroneous recommendations of drug treatment, mishandling of patient samples or similar claims based on employee error rather than product defects. A liability claim, even one without merit or for which we have substantial coverage, could result in significant legal defense costs, thereby increasing our expenses, lowering our earnings and, depending on revenues, potentially resulting in additional losses.

WE FACE RISKS RELATING TO OUR INTERNATIONAL OPERATIONS

         We sell our products in Europe, Asia and South America and operate offices in Europe. Therefore, we are subject to certain risks that are inherent in an international business. These include:

    - varying regulatory restrictions on sales of our products to certain markets and unexpected changes in regulatory requirements;

    -        tariffs, customs, duties and other trade barriers;

    - difficulties in managing foreign operations and foreign distribution partners;

    - longer payment cycles and problems in collecting accounts receivable;

    -        political risks;

    -        fluctuations in currency exchange rates;

    - foreign exchange controls which may restrict or prohibit repatriation of funds;

    - export and import restrictions or prohibitions, and delays from customs brokers or government agencies;

    - seasonal reductions in business activity in certain parts of the world; and

    - potentially adverse tax consequences resulting from operating in multiple jurisdictions with differing tax laws.

Depending on the countries involved, any or all of the foregoing factors could materially harm our business, financial condition and results of operations.

U.S. INVESTORS IN OUR COMPANY COULD SUFFER ADVERSE TAX CONSEQUENCES IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY

         Although we do not believe that we were a passive foreign investment company (or PFIC) for United States federal income tax purposes during 1998, there can be no assurance that we will not be treated as a PFIC in 1999 or thereafter. We would be a PFIC if 75% or more of our gross income in a taxable year is passive income. We would also be a PFIC if at least 50% of our assets averaged over the taxable year produce, or are held for the production of, passive income. Passive income includes, among other items, interest, dividends, royalties, rents and annuities. If we are or become a PFIC, shareholders in our company will be subject to the following adverse tax consequences:

    - shareholders will be taxed at the highest ordinary income tax rates in effect during their holding period on certain distributions on our common shares, and gain from the sale or other disposition of our common shares;

    - shareholders will be required to pay interest on taxes allocable to prior periods; and

    - the tax basis of our common shares will not be increased to fair market value at the date of a shareholder's death.

         If we are or become a PFIC, our shareholders can avoid these tax consequences by making a qualified electing fund election or a mark-to-market election (a mark-to-market election, however, will not provide for an increase in the tax basis of our common shares to fair market value at the date of a shareholder's death). These elections would need to be in effect for all taxable years during which we were a PFIC and during which a shareholder has held our common shares. If a shareholder makes a qualified electing fund election, he will be taxed currently on his ordinary income and net capital gain (unless a deferral election is in effect). If a shareholder makes a mark-to-market election, he will include as ordinary income each year an amount equal to the excess of the fair market value of our common shares over his adjusted tax basis as of the close of each year (with certain adjustments for prior years).

         If we are or become a PFIC, our shareholders will generally be unable to exchange our common shares for common shares of an acquiring corporation on a tax-deferred basis under the reorganization rules of the Internal Revenue Code, and many other nonrecognition provisions of the Internal Revenue Code will not apply to transfers of our common shares. In addition, if we are or become a PFIC, pledges of our common shares will be treated as sales for federal income tax purposes. Our shareholders should note that state and local taxes may also apply if amounts are included in federal taxable income under the PFIC rules of the Internal Revenue Code. The PFIC rules are very complex. If you buy common shares of our company, you are strongly encouraged to consult with your tax advisor concerning all of the tax consequences of investing in our common shares and the possible benefits of making a tax election given your circumstances. See "Taxation-U.S. Federal Income Tax Considerations-TAX STATUS OF THE COMPANY."

MANAGEMENT OWNS A LARGE PERCENTAGE OF OUR OUTSTANDING SHARES

         Our directors and executive officers own, together, approximately 15% of our outstanding common shares. Another company, of which one of our directors is a principal shareholder, officer and director, owns approximately 20% of our common shares. If they act together, these shareholders may be able to effectively control our management and company policies, including matters requiring shareholder approval, such as the election of directors, the approval of certain mergers and other significant corporate transactions and a sale of substantially all of our assets. Control by these shareholders could have the effect of delaying or preventing a change in control or sale of our company. See "Control of Registrant."

OUR UNLIMITED PREFERRED SHARES AND CLASSIFIED BOARD OF DIRECTORS COULD PREVENT OR DELAY TAKEOVERS AND, IF WE COMPLETE OUR PROPOSED EQUITY FINANCING, WE WILL ISSUE PREFERRED SHARES WITH PREFERENCES OVER OUR COMMON SHARES

         Our authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares. The Board of Directors, without any further vote by the shareholders, has the authority to issue preferred shares and to determine the price, preferences, rights and restrictions, including voting and dividend rights, of these shares. The rights of the holders of common shares are subject to the rights of holders of any preferred shares that the Board of Directors may issue in the future. That means, for example, that we can issue preferred shares with more voting rights, higher dividend payments or more favorable rights upon dissolution, than the common shares. If we issued certain types of preferred shares in the future, it may also be more difficult for a third party to acquire a majority of our outstanding voting shares.

         If we complete the proposed Warburg Pincus financing, we would issue Series A preferred shares that would entitle the holders to certain preferences over common shares, including the following:

    - we would not be able to issue any securities that rank senior to, or in parity with, the Series A preferred shares without obtaining the approval of the holders of the majority of the Series A preferred shares;

    - we would not be able to issue dividends to holders of common shares until all accrued and unpaid dividends on the Series A preferred shares were paid in full; and

    - if we liquidate or wind-up our company or if we sell our company or in certain other circumstances, holders of Series A preferred shares would be entitled to receive an amount equal to $1,000 per Series A preferred share, or approximately $34.0 million in the aggregate, plus accrued and unpaid dividends, before holders of common shares would be entitled to receive any distribution.

         See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

         In addition, we have a "classified" Board of Directors, which means that only one-third of our directors are eligible for election each year. Therefore, if shareholders wish to change the composition of the Board of Directors it would take at least two years to remove a majority of the existing directors, and three years to change all directors. Having a classified Board of Directors may, in some circumstances, deter or delay mergers, tender offers or other possible transactions which may be favored by some or a majority of our shareholders.

THE VOLATILITY OF THE STOCK MARKET COULD DRIVE DOWN THE PRICE OF OUR COMMON
SHARES

         The market prices for securities of life sciences companies, particularly those that are not profitable, have been highly volatile, especially recently. Publicized events and announcements may have a significant impact on the market price of our common shares. For example, announcements that may have the effect of temporarily or permanently driving down the price of our common shares include:

    -        failure to obtain FDA approval for our HIV OpenGene System;

    -        publicizing poor quarterly financial results;

    -        biological or medical discoveries by competitors;

    -        failed technological innovations;

    -        unfavorable domestic or foreign regulatory developments; and

    - unfavorable developments concerning patents or other proprietary rights.

         In addition, the stock market from time to time experiences extreme price and volume fluctuations which particularly affect the market prices for emerging and life sciences companies, such as ours, and which are often unrelated to the operating performance of the affected companies. These broad market fluctuations may make it difficult for a shareholder to sell shares at a price equal to or above the price at which the shares were purchased.

WE FACE FOREIGN CURRENCY EXCHANGE RISKS

         Our financial statements are prepared in U.S. dollars and much of our business is conducted in U.S. dollars. However, we do incur expenses in Canadian dollars and in other foreign currencies. We also sell products to customers in foreign countries and bill those customers in local currencies at predetermined exchange rates. As our business expands, we anticipate that we will increasingly incur expenses and bill and receive payments in local currencies at prevailing exchange rates. As a result, we are exposed, and will continue to be exposed, to risks due to fluctuations in the exchange rates between the U.S. dollar and the Canadian dollar and the U.S. dollar and the currencies of such other countries. We currently engage in limited foreign exchange hedging activities by purchasing Canadian funds before they are actually required to protect ourselves against the risk of losses due to fluctuations in exchange rates. We do not currently engage in hedging activities for any other foreign currencies. We may suffer losses as a result of fluctuations in the exchange rates between the U.S. dollar and foreign currencies.

WE FACE RISKS RELATING TO YEAR 2000 ISSUES

         Beginning on January 1, 2000, some computer systems and software will produce erroneous results or fail unless they have been modified or upgraded to process date information correctly. We have conducted a comprehensive examination of our information technology systems, software applications and software applications sold with our products to determine compliance with the year 2000. Based on our examination, we believe that these systems and software applications are year 2000 compliant.

         We are in the process of contacting our material customers, suppliers and third-party service providers to identify year 2000 problems and provide solutions to prevent any disruption of business activities. At present, we do not have complete information regarding the extent of year 2000 compliance by our customers, suppliers and third-party service providers. We expect to complete review of the compliance efforts by these parties in the third quarter of 1999. Based on the information we have received so far, our most significant year 2000 risk would involve disruption of our material supply and distribution channels, and in particular the supply of certain instrument parts and supplies from single-source suppliers. This would likely lead to material interruption in product development and sales of our products. In addition, we could encounter significant expenses in remedying any problems or switching to year 2000 compliant vendors and suppliers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FORWARD-LOOKING STATEMENTS

        This annual report includes forward-looking statements. You can identify these forward-looking statements when you see us using words such as "expect," "anticipate," "estimate," "believe," "intend," "may," "predict," and other similar expressions. These forward-looking statements cover, among other items:

        -       acceptance of our products in the clinical diagnostic market;

        -       acceptance of genotyping in the clinical diagnostic market;

        -       our marketing and sales plans;

        -       our expectations about the markets for our products;

        -       the performance of our products;

        -       our intention to introduce new products;

        -       our future capital needs;

        -       FDA and other regulatory approval for certain of our products;

        -       our proposed clinical trials;

        - reimbursement of our products by insurance companies and other third-party payors;

        - our ability to compete in the research, clinical research and clinical diagnostic markets;

        -       our patent applications; and

        - the status of year 2000 compliance efforts of our company, and our material customers and suppliers.


        We have based these forward-looking statements largely on our current expectations. However, forward-looking statements are subject to a number of risks and uncertainties, certain of which are beyond our control. Actual results could differ materially from those anticipated as a result of the factors described under "Risk Factors" including, among others:

        - the timing of our future capital needs or our inability to raise additional capital when needed;

        - delays in obtaining, or our inability to obtain, approval by the FDA and other regulatory authorities for our HIV OpenGene System and, in the future, certain of our other products for the clinical diagnostic market;

        - refusal of insurance companies and other third-party payors to reimburse patients and clinicians for our products;

        - uncertainty of acceptance of genotyping, in general, and of our products, in particular, in the clinical diagnostic market;

        - problems, delays and expenses we may face with our proposed clinical trials;

        - problems that we may face in manufacturing, marketing and distributing our products;

        - delays in the issuance of, or the failure to obtain, patents or licenses for certain of our products and technologies;

        -       problems with important suppliers and business partners; and

        - delays in developing, or the failure to develop, new products and enhanced versions of existing products.


         We do not undertake any obligation to publicly update or revise any forward-looking statements contained in this annual report, whether as a result of new information, future events or otherwise. Because of these risks and uncertainties, the forward-looking statements and circumstances discussed in this annual report might not transpire.

ITEM 2. DESCRIPTION OF PROPERTY.


         The table below lists the locations of our facilities and summarizes certain information about each location.

                                                                           Square
                                                                            feet
          Location                             Use                      (Approximate)  Term of Lease
          --------                             ---                      -------------  -------------
1.       Bay Street           Research, sales and administrative offices   20,643      June 1995 -
         Toronto, Canada                                                               May 2000
2.       Etobicoke            MicroCel manufacturing                        8,482      June 1996 -
         Toronto, Canada                                                               May 2001
3.       Etobicoke            Sequencer manufacturing                      10,500      September 1998 -
         Toronto, Canada                                                               August 2003
4.       Oakville             Research and development                      8,000      September 1998 -
         Ontario, Canada                                                               August 2003
5.       University of                                                                 September 1997 -
         Pittsburgh                                                                    August 2000
         Applied Research     Kit manufacturing, research and
         Center, Pittsburgh,  development                                   8,171
         Pennsylvania
6.       Technology Park      Research and development                      7,313      March 1998 -
         Norcross, Georgia                                                             February 2003
7.       Meyerside Drive*                                                              May 1999-
         Mississauga,         Kit development                               3,100      April 2004
         Canada



8.       Kestrel Road*                                                                 May 1999-
         Mississauga,         Kit manufacturing                            22,600      April 2004
         Canada
9.       Evry                 Europe head office                            6,000      March 1999 -
         France                                                                        February 2001

         -----------------
         *  These facilities are not yet operating.

         We believe that additional facilities will be available at reasonable market rates to meet any future needs we may have for additional space.

ITEM 3. LEGAL PROCEEDINGS.

         We are not a party to any material legal proceedings.

ITEM 4. CONTROL OF REGISTRANT.

         The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares as of July 12, 1999, for
(i) all shareholders known to beneficially own or exercise control or direction over more than 10% of our common shares, and (ii) all directors and executive officers as a group (15 persons):

                                                      Number of Company Shares
                                                      beneficially owned(1) or
                                                        over which control or       Percentage of
Name                                                   direction is exercised           Class
----                                                   ----------------------           -----
GeneVest Inc. (2)..................................           1,927,134                 20.1%
Hilal Capital Management LLC(3)....................           1,160,000                 11.3%
Oracle Partners....................................           1,008,361                 10.5%
All directors and executive officers as a group
(15 persons)(4)....................................           1,591,588                 15.2%

------------------


(1) The information in this table is based on our records, information provided to us by officers, directors and key employees and a review of Schedules 13D and 13G filed by our shareholders with the Securities and Exchange Commission. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission and includes common shares over which the indicated beneficial owner exercises voting and/or investment power. Our common shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. This information is based on 9,569,988 common shares outstanding on July 12, 1999.

(2) GeneVest Inc. is a Canadian company incorporated pursuant to the laws of Alberta, Canada. Mr. Sheldon Inwentash, one of our Directors, is the President and Chief Executive Officer of GeneVest and, together with his affiliates, beneficially owns approximately 45% of GeneVest's issued and outstanding common shares.

(3) Represents common shares owned by various funds for which Hilal Capital Management LLC serves as investment advisor or management company. Also includes an aggregate of 680,000 common shares subject to warrants, exercisable within 60 days from July 12, 1999, held by such funds.

(4) Includes an aggregate of 893,110 common shares subject to options, exercisable within 60 days from July 12, 1999, held by certain directors and executive officers. Also includes 36,540 common shares held in trust for the wife of a director and officer and 36,540 common shares held by a corporation owned by the wife of that director and officer and over which he has voting control.

ITEM 5. NATURE OF TRADING MARKET.

         Our common shares are traded on the Nasdaq National Market under the symbol "VGIN." Our common shares are not listed or quoted for trading on securities markets outside of the United States. The following table sets forth, for the periods indicated, high and low sale prices of our common shares as reported on the Nasdaq National Market.

FISCAL YEAR ENDED DECEMBER 31, 1997                             High        Low
     First Quarter.........................................     $9.75      $2.38
     Second Quarter........................................     $7.00      $2.50
     Third Quarter.........................................    $10.50      $4.75
     Fourth Quarter........................................    $14.25      $6.63

FISCAL YEAR ENDED DECEMBER 31, 1998
     First Quarter.........................................     $9.75      $6.00
     Second Quarter........................................    $11.38      $7.50
     Third Quarter.........................................    $13.06      $7.00
     Fourth Quarter........................................    $14.00      $9.25

FISCAL YEAR ENDED DECEMBER 31, 1999
     First Quarter.........................................    $21.75     $10.00
     Second Quarter........................................    $21.81     $15.31

         On July 13, 1999, the last sale price of our common shares on the Nasdaq National Market was $10.875. As of July 13, 1999, there were 82 holders of record of the common shares. This number does not include an indeterminable number of beneficial holders of these securities whose common shares are held by financial institutions in "street name."

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

         There is no law, government decree or regulation in Canada restricting the export or import of capital or affecting the remittance of dividends, interest or other payments to a nonresident holder of common shares, other than withholding tax requirements. See "Taxation-Canadian Federal Income Tax Considerations-NONRESIDENTS OF CANADA."

         There is no limitation imposed by Canadian law or by our articles or other charter documents on the right of a nonresident to hold or vote common shares or preference shares with voting rights (collectively, "Voting Shares"), other than as provided in the Investment Canada Act (the "Investment Act"), as amended by the World Trade Organization Agreement Implementation Act (the "WTOA Act"). The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian," as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be a net benefit to Canada. An investment in Voting Shares by a non-Canadian (other than a "WTO Investor," as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of our company, and the value of the assets of our company were Cdn$5.0 million or more. An investment in Voting Shares by a WTO Investor would be reviewable under the Investment Act if it were an investment to acquire direct control of our company, and the value of the assets of our company equaled or exceeded Cdn$184.0 million. A non-Canadian, whether a WTO Investor or otherwise, would acquire control of our company for purposes of the Investment Act if he or she acquired a majority of the Voting Shares. The acquisition of less than a majority, but at least one-third of our Voting Shares, would be presumed to be an acquisition of control of our Company, unless it could be established that we were not controlled in fact by the acquirer through the ownership of Voting Shares. In general, an individual is a WTO Investor if he or she is a "national" of a country (other than Canada) that is a member of the World Trade Organization ("WTO Member") or has a right of permanent residence in a WTO Member. A corporation or other entity will be a "WTO Investor" if it is a "WTO investor-controlled entity" pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member.

         Certain transactions involving Voting Shares would be exempt from the Investment Act, including: (a) an acquisition of Voting Shares if the acquisition were made in connection with the person's business as a trader or dealer in securities; (b) an acquisition of control of our company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and (c) an acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of our company, through the ownership of voting interests, remains unchanged.

ITEM 7. TAXATION.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

         The following summary describes certain material Canadian federal income tax consequences generally applicable to a holder of common shares, and who, for purposes of the Income Tax Act (Canada) (the "ITA"), (i) holds such shares as capital property and (ii) deals at arm's length with our company. Generally, common shares will be considered to be capital property to a holder provided that such holder does not hold such securities in the course of carrying on a business, has not acquired such securities in a transaction or transactions considered to be an adventure in the nature of trade, or the holder of the shares is not a financial institution subject to the rules whereby gains and losses on securities are recorded on a mark-to-market basis.

         This summary is based upon the current provisions of the ITA and the regulations thereunder and on an understanding of the published administrative practices of Revenue Canada. This summary does not take into account or anticipate any possible changes in law, or the administration thereof, whether by legislative, governmental or judicial action, except proposals for specific amendment thereto which have been publicly announced by the Canadian Minister of Finance prior to the date hereof.

         This summary does not address all aspects of Canadian federal income tax law that may be relevant to shareholders based upon their particular circumstances, and does not deal with provincial, territorial or foreign income tax consequences, which might differ significantly from the consequences under Canadian federal income tax law.

         Shareholders are advised to consult their tax advisors regarding the application of the Canadian federal income tax law to their particular circumstances, as well as any provincial, territorial and other tax consequences of the acquisition, ownership and disposition of their common shares.

NONRESIDENTS OF CANADA

         TAXATION OF DIVIDENDS. A holder of a common share who is not resident in Canada for purposes of the ITA (a "NonResident") will be subject to Canadian withholding tax on dividends paid or credited, or deemed under the ITA to be paid or credited, to the holder of the common shares. The rate of withholding tax under the ITA on dividends is 25% of the amount of the dividend. Such rate may be reduced under the provisions of an applicable international tax treaty to which Canada is a party. Pursuant to the tax treaty that Canada has entered into with the United States (the "U.S. Treaty"), the rate of Canadian withholding tax applicable in respect of dividends paid or credited by a Canadian corporation to a shareholder resident in the United States, is generally reduced to 15% or 5% in the case of a corporate holder which owns 10% or more of the voting stock. Moreover, pursuant to Article XXI of the U.S. Treaty, an exemption from Canadian withholding tax generally is available in respect of dividends received by certain trusts, companies and other organizations whose income is exempt from tax under the laws of the United States. A foreign tax credit for the tax withheld may be available to a holder resident in the United States against U.S. federal income taxes.

         DISPOSITION OF COMMON SHARES. A NonResident holder of a common share will not be subject to tax under the ITA in respect of a capital gain realized on the disposition of a common share unless the common share constitutes or is deemed to constitute "taxable Canadian property" (as defined in the ITA). Shares of a corporation that are listed on a prescribed stock exchange (which includes shares traded on a U.S. stock exchange and the National Association of Securities Dealers Automated Quotation System) are generally not considered to be taxable Canadian property. However, shares that trade on a prescribed Canadian or prescribed foreign exchange (including those noted above in the United States) can be taxable Canadian property since the definition of taxable Canadian property also includes any common share held by a NonResident if, at any time during the five year period immediately preceding its disposition, not less than 25% of the issued shares of any class or series of shares of our company belong to the NonResident, to persons with whom the NonResident did not deal at arm's length or to any combination thereof.

         For the purposes of determining whether a property is a taxable Canadian property, a person holding an option to acquire common shares or other securities convertible into or exchangeable for common shares, or otherwise having an interest in common shares, will be considered to own the common shares that could be acquired upon the exercise of the option, the conversion or exchange rights or in which there is such interest. Taxable Canadian property also includes any common share held by a NonResident if the NonResident used the common share in carrying on a business (other than an insurance business) in Canada, or, if the NonResident is a NonResident insurer, any common share that is its "designated insurance property" for the year. A common share will also constitute taxable Canadian property of a former Canadian resident who made an election under section 128.1 of the ITA in respect of such shares on ceasing to be resident in Canada. The aforementioned rules can apply to any class of shares.

         A NonResident whose common shares constitute or are deemed to constitute taxable Canadian property is referred to the discussion below under "Canadian Residents -- Disposition of Common Shares" for information regarding the treatment of the disposition under the ITA.

         Even if the common shares constitute or are deemed to constitute taxable Canadian property to a NonResident holder and their disposition would give rise to a capital gain, an exemption from tax under the ITA may be available under the terms of an applicable international tax treaty to which Canada is a party. A holder resident in the United States for purposes of the U.S. Treaty will generally be exempt from Canadian tax in respect of a gain on the disposition of common shares provided that the value of the common shares is not derived principally from real property situated in Canada. Article XIII paragraph 5 of the U.S. Treaty provides that the treaty provision which normally exempts U.S. residents from Canadian tax on the sale of property (paragraph 4) such as shares does not apply where the U.S. resident was a Canadian resident for 120 months during any period of twenty consecutive years preceding the time of the sale and the individual was resident in Canada at any time during the ten years immediately preceding the sale. If the exemption from Canadian tax in respect of such gain is not available under the U.S. Treaty, nonresidents are advised to consult their tax advisers with regard to other tax relief that may be available in their circumstances.

         As discussed below under "Canadian Residents -- Disposition of Common Shares", a purchase of common shares by our company (other than a purchase of common shares by our company on the open market in a manner in which shares would normally be purchased by any member of the public in the open market) will give rise to a deemed dividend under the ITA. Any such dividend deemed to have been received by a nonresident holder will be subject to nonresident withholding tax as described above. The amount of any such deemed dividend will reduce the proceeds of disposition of the common share to the nonresident holder for the purpose of computing the amount of the nonresident holder's capital gain or loss under the ITA.

CANADIAN RESIDENTS


         TAXATION OF DIVIDENDS. Dividends received on a common share will be subject to taxation as taxable dividends received from a taxable Canadian corporation. Under Part I of the ITA, normal grossup and dividend tax credit rules will apply to dividends received by an individual and dividends received by a corporation normally will be deductible in computing its taxable income. Certain corporations may be liable to pay a 33 1/3% refundable tax under Part IV of the ITA on such dividends.


         DISPOSITION OF COMMON SHARES. Upon the disposition or deemed disposition of a common share, a holder will realize a capital gain (or a capital loss) to the extent that the proceeds of disposition are greater than (or less than) the aggregate of the adjusted cost base to a holder of a common share and any reasonable costs of disposition.


         Three-quarters of any capital gain realized by a holder (a taxable capital gain) will be included in computing the holder's income. Three-quarters of any capital loss realized by a holder may, subject to certain restrictions applicable to holders that are corporations, normally be deducted from the holder's taxable capital gains realized in the year of disposition, the three preceding taxation years or any subsequent taxation years, subject to detailed rules contained in the ITA.


         A purchase of common shares by our company (other than a purchase of common shares by our company on the open market in a manner in which shares would normally be purchased by any member of the public in the open market) will give rise to a deemed dividend (except to the extent that such dividend may be regarded under the ITA as proceeds of disposition or a capital gain and not as a dividend for shareholders that are corporations) under the ITA equal to the difference between the amount paid by our company on the purchase and the paidup capital of such shares determined in accordance with the ITA. The paid up capital of such shares may be less than the shareholder's cost of such shares. The amount of any such deemed dividend will reduce the proceeds of disposition of the common shares to the shareholders for the purpose of computing the amount of the shareholder's capital gain or loss under the ITA.


         A capital gain or taxable dividend can result in the application of the alternative minimum tax rules contained in the ITA.


U.S. FEDERAL INCOME TAX CONSIDERATIONS


         The following summary describes material United States federal income tax consequences arising from the purchase, ownership and sale of common shares. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed United States Treasury Regulations promulgated thereunder, and the administrative and judicial interpretations thereof, all as in effect as of the date of this Annual Report and all of which are subject to change, possibly on a retroactive basis. The consequences to any particular investor may differ from those described below by reason of that investor's particular circumstances. This summary does not address the considerations that may be applicable to any particular taxpayer based on such taxpayer's particular circumstances (including potential application of the alternative minimum tax), to particular classes of taxpayers (including financial institutions, broker-dealers, insurance companies, taxpayers who have elected mark-to-market accounting, tax-exempt organizations, taxpayers who hold ordinary shares as part of a straddle, "hedge" or "conversion transaction" with other investments, investors who own (directly, indirectly or through attribution) 10% or more of our company's outstanding voting stock, taxpayers whose functional currency is not the U.S. dollar, persons who are not citizens or residents of the United States, or persons which are foreign corporations, foreign partnerships or foreign estates or trusts as to the United States) or any aspect of state, local or non-United States tax laws. Additionally, the discussion does not consider the tax treatment of persons who hold common shares through a partnership or other pass-through entity or the possible application of United States federal gift or estate tax. This summary is addressed only to a holder of common shares who is (i) a citizen or resident of the United States who owns less than 10% of our company's outstanding voting stock, (ii) a corporation organized in the United States or under the laws of the United States or any state thereof, (iii) an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of source, or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust (a "U.S. Holder"). This summary is for general information purposes only and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase common shares. This summary generally considers only U.S. Holders that will own their common shares as capital assets.


         Each shareholder should consult with such shareholder's own tax advisor as to the particular tax consequences to such shareholder of the purchase, ownership and sale of their common shares including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.


TREATMENT OF DIVIDEND DISTRIBUTIONS


         Subject to the discussion below under "TAX STATUS OF THE COMPANY -- PASSIVE FOREIGN INVESTMENt Companies," a distribution by our company to a U.S. Holder in respect of the common shares (including the amount of any Canadian taxes withheld thereon) will generally be treated for United States federal income tax purposes as a dividend to the extent of our company's current and accumulated earnings and profits, as determined under United States federal income tax principles. To the extent, if any, that the amount of any such distribution exceeds our company's current and accumulated earnings and profits, as so computed, it will first reduce the U.S. Holder's tax basis in the common shares owned by him, and to the extent it exceeds such tax basis, it will be treated as capital gain from the sale of common shares.


         While it is not anticipated that our company will pay dividends in the foreseeable future, the gross amount of any distribution from our company received by a U.S. Holder which is treated as a dividend for United States federal income tax purposes (before reduction for any Canadian tax withheld at source) will be included in such U.S. Holder's gross income, will be subject to tax at the rates applicable to ordinary income and generally will not qualify for the dividends received deduction applicable in certain cases to United States corporations. For United States federal income tax purposes, the amount of any dividend paid in Canadian dollars by our company to a U.S. Holder will equal the U.S. dollar value of the amount of the dividend paid in Canadian dollars, at the exchange rate in effect on the date of the distribution, regardless of whether the Canadian dollars are actually converted into United States dollars at that time. Canadian dollars received by a U.S. Holder will have a tax basis equal to the U.S. dollar value thereof determined at the exchange rate on the date of the distribution. Currency exchange gain or loss, if any, recognized by a U.S. Holder on the conversion of Canadian dollars into U.S. dollars will generally be treated as U.S. source ordinary income or loss to such holder. U.S. Holders should consult their own tax advisors concerning the treatment of foreign currency gain or loss, if any, on any Canadian dollars received which are converted into dollars subsequent to distribution.


         A U.S. Holder generally will be entitled to deduct any Canadian taxes withheld from dividends in computing United States taxable income, or to credit such withheld taxes against the United States federal income tax imposed on such U.S. Holder's dividend income. No deduction for Canadian taxes may be claimed, however, by a noncorporate U.S. Holder that does not itemize deductions. The amount of foreign taxes for which a U.S. Holder may claim a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. Distributions with respect to common shares that are taxable as dividends will generally constitute foreign source income for purposes of the foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by our company with respect to the common shares will generally constitute "passive income." Foreign income taxes exceeding a shareholder's credit limitation for the year of payment or accrual of such tax can be carried back for two taxable years and forward for five taxable years, subject to the credit limitation applicable in each of such years. Additionally, the foreign tax credit in any taxable year may not offset more than 90% of a shareholder's liability for United States individual or corporate alternative minimum tax. The total amount of allowable foreign tax credits in any year generally cannot exceed regular U.S. tax liability for the year attributable to foreign source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to Canadian income tax withheld from dividends received on the common shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the common shares are not counted toward meeting the 16 day holding period required by the statute.


SALE OR EXCHANGE OF A COMMON SHARE


         Subject to the discussion below under "TAX STATUS OF THE COMPANY -- PASSIVE FOREIGN INVESTMENt Companies," the sale or exchange by a U.S. Holder of a common share generally will result in the recognition of gain or loss by the U.S. Holder in an amount equal to the difference between the amount realized and the U.S. Holder's basis in the common share sold. Such gain or loss will be capital gain or loss provided that the common share is a capital asset in the hands of the holder. The gain or loss realized by a noncorporate U.S. Holder on the sale or exchange of a common share will be long-term capital gain or loss subject to tax at a maximum tax rate of 20% if the common share had been held for more than one year. If the common share had been held by such noncorporate U.S. Holder for not more than one year, such gain will be short-term capital gain subject to tax at a maximum rate of 39.6%. Finally, gain realized by a noncorporate U.S. Holder with respect to common shares acquired after December 31, 2000 and held for more than five years, shall be taxed at a maximum rate of 18%. Gain realized by a corporate U.S. Holder will be subject to tax at a maximum rate of 35%. Gains recognized by a U.S. Holder on a sale, exchange or other disposition of common shares generally will be treated as United States source income for United States foreign tax credit purposes. A loss recognized by a U.S. Holder on the sale, exchange or other disposition of common shares generally is allocated to U.S. source income under recently finalized regulations. However, those regulations require such loss to be allocated to foreign source income to the extent certain dividends were received by the taxpayer within the 24-month period preceding the date on which the taxpayer recognized the loss. The deductibility of a capital loss recognized on the sale, exchange or other disposition of common shares is subject to limitations. A U.S. Holder that receives foreign currency upon disposition of common shares and subsequently converts the foreign currency into U.S. dollars generally will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar. U.S. Holders should consult their own tax advisors regarding treatment of any foreign currency gain or loss on any Canadian dollars received in respect of the sale, exchange or other disposition of common shares.


TAX STATUS OF THE COMPANY


         PERSONAL HOLDING COMPANIES. A non-U.S. corporation may be classified as a personal holding company (a "PHC") for United States federal income tax purposes if both of the following two tests are satisfied: (i) if at any time during the last half of the company's taxable year, five or fewer individuals (without regard to their citizenship or residency) own or are deemed to own (under certain attribution rules) more than 50% of the stock of the corporation by value and (ii) 60% or more of such non-U.S. corporation's gross income derived from U.S. sources or effectively connected with a U.S. trade or business, as specifically adjusted, is from certain passive sources such as dividends and royalty payments. Such a corporation generally is taxed (currently at a rate of 39.6% of "undistributed personal holding company income") on the amounts of such passive source income, after making adjustments such as deducting dividends paid and income taxes, that are not distributed to shareholders. We believe that our company is not currently a PHC. However, no assurance can be given that either test will not be satisfied in the future.


         FOREIGN PERSONAL HOLDING COMPANIES. A non-U.S. corporation will be classified as a foreign personal holding company (an "FPHC") for United States federal income tax purposes if both of the two following tests are satisfied:
(i) five or fewer individuals who are United States citizens or residents own or are deemed to own (under certain attribution rules) more than 50% of all classes of the corporation's stock measured by voting power or value and (ii) the corporation receives at least 60% (50% if previously an FPHC) of its gross income (regardless of source), as specifically adjusted, from certain passive sources. If such a corporation is classified as a FPHC, a portion of its "undistributed foreign personal holding company income" (as defined for United States federal income tax purposes) would be imputed to all of its shareholders who are U.S. Holders on the last taxable day of the corporation's taxable year, or, if earlier, the last day on which it is classifiable as a FPHC. Such income would be taxable as a dividend, even if no cash dividend is actually paid. U.S. Holders who dispose of their shares prior to such date would not be subject to tax under these rules. We believe that our company is not currently a FPHC. However, no assurance can be given that our company will not qualify as a FPHC in the future.


         PASSIVE FOREIGN INVESTMENT COMPANIES. A company will be a passive foreign investment company ("PFIC") if 75% or more of its gross income (including the pro rata share of the gross income of any company (United States or foreign) in which the company is considered to own 25% or more of the shares (determined by market value)) in a taxable year is passive income. Alternatively, the company will be considered to be a PFIC if at least 50% of the value of the company's assets (averaged over the year) (including the pro rata share of the value of the assets of any company in which the company is considered to own 25% or more of the shares (determined by market value)) in a taxable year are held for the production of, or produce, passive income. Passive income generally includes, among others, interest, dividends, royalties, rents and annuities.


         If our company is a PFIC for any taxable year, a U.S. Holders, in the absence of an election by such U.S. Holder to treat our company as a "qualified electing fund" (a "QEF election"), as discussed below, would, upon certain distributions by our company and upon disposition of the common shares at a gain, be liable to pay tax at the highest tax rate on ordinary income in effect for each period to which the income is allocated, plus interest on the tax, as if the distribution or gain had been recognized ratably over the days in the U.S. Holder's holding period for the common shares during which our company was a PFIC. Additionally, were our company a PFIC, U.S. Holders who acquire ordinary shares from decedents would be denied the normally available step-up of the income tax basis for such common shares to fair market value at the date of death and instead would have a tax basis equal to the decedent's basis, if lower.


         If our company is treated as a PFIC for any taxable year, U.S. Holders should consider whether to make a QEF Election for United States federal income tax purposes. If a U.S. Holder has a QEF Election in effect for all taxable years that such U.S. Holder has held the common shares and our company was a PFIC, distributions and gain will not be recognized ratably over the U.S. Holder's holding period or subject to an interest charge, gain on the sale of common shares will be characterized as capital gain and the denial of basis step-up at death described above would not apply. Instead, each such U.S. Holder is required for each taxable year that our company is a qualified electing fund to include in income a pro rata share of the undistributed ordinary earnings of our company as ordinary income and a pro rata share of the undistributed net capital gain of our company as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. Consequently, in order to comply with the requirements of a QEF Election, a U.S. Holder must receive from our company certain information. We intend to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF Election in the event our company is classified as a PFIC. The QEF Election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service (the "IRS"). A shareholder makes a QEF Election by attaching a completed IRS Form 8621 (including the PFIC annual information statement) to a timely filed United States federal income tax return and by filing such form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF Election is not made, a shareholder in a PFIC who is a U.S. Holder must file a completed IRS Form 8621 every year.


         As an alternative to making a QEF Election, a U.S. Holder may elect to make a mark-to-market election (the "Mark-to-Market Election") with respect to the common shares owned by him. If the Mark-to-Market Election were made, then the rules set forth above would not apply for periods covered by the election. Under such election, a U.S. Holder includes in income each year an amount equal to fair market value of the common shares owned by such U.S. Holder as of the close of the taxable year over the U.S. Holder's adjusted basis in such shares. The U.S. Holder would be entitled to a deduction for the excess, if any, of such U.S. Holder's adjusted basis in his common shares over the fair market value of such shares as of the close of the taxable year; provided however, that such deduction would be limited to the extent of any net mark-to-market gains with respect to the common shares included by the U.S. Holder under the election for prior taxable years. The U.S. Holder's basis in his common shares is adjusted to reflect the amounts included or deducted pursuant to this election. Amounts included in income pursuant to the Mark-to-Market Election, as well as gain on the sale or exchange of the common shares, will be treated as ordinary income. Ordinary loss treatment applies to the deductible portion of any mark-to-market loss, as well as to any loss realized on the actual sale or exchange of the common shares to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included with respect to such common shares.

The Mark-to-Market election applies to the tax year for which the election is made and all later tax years, unless the common shares cease to be marketable or the IRS consents to the revocation of the election.


         We do not believe our company was a PFIC during 1998. However, there can be no assurance that our company will not be classified as a PFIC in 1999 or thereafter because the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. Holders who hold common shares during a period when our company is a PFIC will be subject to the foregoing rules, even if our company ceases to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election. U.S. Holders are urged to consult with their own tax advisors about making a QEF Election or Mark-to-Market Election and other aspects of the PFIC rules.


BACK-UP WITHHOLDING AND INFORMATION REPORTING


         U.S. Holders generally are subject to information reporting requirements with respect to dividends paid in the United States on common shares. Under existing regulations, such dividends are not subject to back-up withholding. U.S. Holders generally are subject to information reporting and back-up withholding at a rate of 31% on proceeds paid from the disposition of common shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption.


         Treasury regulations generally effective January 1, 2001 may alter the rules regarding information reporting and back-up withholding. In particular, those regulations would impose back-up withholding on dividends paid in the United States on common shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption. Prospective investors should consult their tax advisors concerning the effect, if any, of these Treasury regulations on an investment in common shares. The amount of any back-up withholding will be allowed as a credit against a U.S. or Non-U.S. Holder's United States federal income tax liability and may entitle such Holder to a refund, provided that certain required information is furnished to the IRS.

ITEM 8. SELECTED FINANCIAL DATA.



         The following selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and the Notes thereto included elsewhere in this annual report. The Consolidated Statement of Operations set forth below for fiscal years 1996, 1997 and 1998 and the Consolidated Balance Sheets data set forth below for fiscal years 1997 and 1998 have been derived from our Consolidated Financial Statements included elsewhere in this annual report, which have been audited by PricewaterhouseCoopers LLP, Chartered Accountants in Canada, whose report with respect to such financial statements appears elsewhere in this annual report. The Consolidated Statement of Operations set forth below for fiscal years 1994 and 1995 and the Consolidated Balance Sheets data set forth below for fiscal years 1994, 1995 and 1996 have been derived from audited consolidated financial statements not included in this annual report.



                   SELECTED CONSOLIDATED FINANCIAL INFORMATION
               (in thousands, except share and per share amounts)

                                                                  FISCAL YEAR ENDED DECEMBER 31,
                                            ---------------------------------------------------------------------------
STATEMENT OF OPERATIONS                         1994           1995            1996           1997           1998
                                                ----           ----            ----           ----           ----
     Sales........................          $       -      $       -      $     978         $ 3,033       $ 10,875
     Cost of sales................                  -              -            561           1,995          6,674
     Gross margin.................                  -              -            417           1,038          4,201
                                            ---------      ---------      ---------         -------       --------
     Expenses:
       Sales, general and
         administrative...........                450          1,476          3,377           7,448         11,516
       Research and development                   483          1,241          2,744           4,123          6,289



       Acquired research and
         development..............                  -              -              -             655            420
                                            ---------      ---------      ---------         -------       --------
     Loss from operations before
       interest...................               (933)        (2,717)        (5,704)        (11,188)       (14,024)
     Interest income..............                  9             12            609             774            264
     Interest and financing
       expense....................                  -            (19)           (69)             (3)        (1,132)
                                            ---------      ---------      ---------         -------       --------
     Net (loss)...................              $(924)       $(2,729)       $(5,164)       $(10,417)      $(14,892)
                                            =========      =========      =========         =======       ========
     Net (loss) per share.........             $(0.32)        $(0.65)        $(0.89)         $(1.48)        $(1.91)
                                            =========      =========      =========         =======       ========
Weighted average number of
     common shares outstanding....          2,902,735      4,181,594      5,791,367       7,059,578      7,782,094

                                                                       AS AT DECEMBER 31,
                                          -----------------------------------------------------------------------------

BALANCE SHEET DATA                             1994           1995           1996            1997           1998
                                               ----           ----           ----            ----           ----
Cash and short-term investments...........     $ 633          $ 403        $18,928          $7,588        $11,274
Working capital...........................       869            418         20,061           9,561          8,432
Indebtedness..............................         -            500              -               -          7,495
Total assets..............................     1,217          1,791         22,606          13,936         27,782
Shareholders' equity......................     1,040            841         21,795          12,610         14,579

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH ITEM 8 -"SELECTED CONSOLIDATED FINANCIAL DATA" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. IN ADDITION TO HISTORICAL INFORMATION, THE FOLLOWING DISCUSSION CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. See "Description of Business-Forward-Looking Statements."

OVERVIEW

         We began operations in 1993. Until 1996, we devoted substantially all of our resources to the research and development of our technology and products. In late 1996, we began manufacturing and selling our products to the research and clinical research markets.

         Our products and services are comprised of the following:

         o SEQUENCING SYSTEMS. Sequencing systems consist of automated DNA sequencers and related equipment, and our proprietary DNA analysis and data management software.

         o GENEKITS AND OTHER CONSUMABLES. GeneKits consist of various reagents, enzymes, primers and other chemicals, and other consumables consist of disposable gel cassettes, acrylamide and other materials.

         o TESTING, SEQUENCING AND OTHER SERVICES. We provide services, such as viral load testing, genotyping and other molecular services, through our wholly-owned subsidiaries, Applied Sciences, Inc., which we acquired in 1997, and ACT Gene S.A., which we acquired in 1998.

         During 1996 and 1997, we generated revenues primarily by selling sequencing systems. During this period, our business strategy focused on installing our DNA sequencers and related equipment in research and clinical research facilities. During 1998, we began to shift our strategy to target the clinical diagnostic market and to place greater emphasis on generating recurring revenues from sales of GeneKits and other consumables initially to the research and clinical research markets and, subject to FDA approval, to the clinical diagnostic market. As part of this strategy, we may sell DNA sequencers at reduced prices, or sell bundles of sequencers and GeneKits, to customers who commit to purchase significant quantities of GeneKits and other consumables. This strategy may result, initially, in reduced gross margins and additional losses as we attempt to expand our installed base of DNA sequencers. However, we believe that this strategy, over the long term, will help us maximize recurring sales of our HIV GeneKit and other GeneKits to the clinical diagnostic market, should we receive FDA approval.

OUR OPERATIONS

         SALES. Sales consist of revenues from the sale of sequencing systems, GeneKits and other consumables as well as from the sale of testing, sequencing and other services. Sales include shipping charges, but exclude sales and excise taxes. Revenue from the sale of our products generally is recognized when shipment occurs, title passes to the customer and there is a reasonable assurance of collectibility. Revenue from the sale of testing, sequencing and other services is recognized when the service is provided and there is a reasonable assurance of collectibility. Sales of bundled sequencing systems and GeneKits are recognized proportionately as the components of the bundle are shipped to customers. The total sales price of the bundle is allocated to the components proportionately based on the prices typically charged for such components if they were sold individually rather than as part of the bundle. For an analysis of sales by product segment and geographic market, see Note 13 to our Consolidated Financial Statements.

         COST OF SALES. Cost of sales consists of manufacturing costs including materials, labor and overhead chargeable to inventory. The gross margin from sales of our products and services varies depending on product category, distribution channel and geographic market. Gross margin is calculated by subtracting cost of sales from sales. We sell our products in North America, Europe, Asia, Australia and South America. In the United States, Canada and many countries in Europe, we sell our products directly through our own sales force. In selected geographic and product markets, we seek to sell our products through distribution and marketing agreements with leading distributors.

         SALES, GENERAL AND ADMINISTRATIVE EXPENSES. Sales, general and administrative expenses consist primarily of salaries and related expenses, occupancy costs, utilities, professional fees, consulting fees, travel costs, capital taxes, depreciation of fixed assets and amortization of costs paid to patent counsel.

         RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses consist primarily of salaries and related expenses for employees engaged in research and development, occupancy costs, consulting fees, travel costs, depreciation and amortization of fixed assets and the cost of equipment and materials provided to clinical trial partners.

         INTEREST INCOME. Interest income consists of income earned on cash, cash equivalents and marketable securities.

         INTEREST AND FINANCING EXPENSE. Interest and financing expense consists of interest paid or accrued, and amortization of warrant costs and other financing expenses.

         Our Consolidated Financial Statements are presented in U.S. dollars and are prepared in accordance with generally accepted accounting principles in the United States.

RESULTS OF OPERATIONS

COMPARISON OF FISCAL YEAR ENDED DECEMBER 31, 1998 TO FISCAL YEAR ENDED DECEMBER 31, 1997



         SALES. Sales increased 259% to $10.9 million in 1998 from $3.0 million in 1997. This increase resulted from increased sales of our automated DNA sequencing systems, GeneKits and other consumables and testing, sequencing and other services. In 1998, 412 automated DNA sequencing systems were sold, an increase of 353% from the 91 systems sold in 1997. In 1998, automated DNA sequencing systems accounted for 74% of sales, compared to 90% of sales in 1997. GeneKits and other consumables accounted for 13% of sales in 1998, compared to 8% in 1997. Testing services accounted for 13% of sales in 1998 compared to 2% of sales in 1997 as a result of our acquisition in 1998 of a DNA diagnostic testing company. Sales during 1998 in North America, Europe, and Asia and South America were $7.4 million, $3.0 million and $0.5 million, respectively, as compared to $2.8 million, $0.2 million and $0.05 million, respectively, during 1997. During 1998, one customer accounted for 30% of sales, of which 29% comprised DNA sequencing systems and 1% comprised GeneKits and other consumables. The sales to this customer were made on the same general terms and conditions as the majority of other sales during the year. During 1997, no customer accounted for more than 10% of sales.



         COST OF SALES. Cost of sales increased to $6.7 million in 1998 from $2.0 million in 1997. In 1998, cost of sales aggregated 61% of sales, a decrease from 66% of sales in 1997. Cost of sales decreased in 1998 as a percentage of sales due to improvements in our manufacturing processes, as well as economies of scale as production of automated DNA sequencing systems, GeneKits and other consumables increased compared to the previous year.

         SALES, GENERAL AND ADMINISTRATIVE EXPENSES. Sales, general and administrative expenses increased 55% to $11.5 million in 1998 from $7.4 million in 1997. This increase resulted primarily from increased payroll and personnel costs due to the growth of our business, establishment of quality control and regulatory departments and development of a sales force in North America and in certain countries in Europe. Sales and marketing expenses included in sales, general and administrative expenses increased 72% to $6.2 million in 1998 from $3.6 million in 1997.

         RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased 53% to $6.3 million in 1998 from $4.1 million in 1997. This increase in research and development expenses resulted from increased payroll and personnel costs along with increased purchases of laboratory supplies as we continued to develop GeneKits and expanded our research programs.



         In April 1998, we acquired 100% of the shares of ACT Gene S.A., a DNA diagnostic testing company, for 85,000 common shares and cash payable of $0.7 million. This acquisition was accounted for as a purchase, and resulted in the recording of an excess of purchase price over tangible net assets of $0.5 million, of which $0.4 million was determined to be in-process research and development, and reflected as an expense in 1998. The in-process research and development related to the cost and time pertaining to the development of a test kit and research clinical samples necessary for the development of several kits designed for use with DNA sequencing systems. As of April, 1998, the test kit was approximately 80% completed and was expected to be completed during 1999. We currently expect the test kit to be completed during 2000. At the date of acquisition, the test kit had not yet reached technological feasibility and had no alternative future uses in the clinical diagnostic market.



         INTEREST INCOME. Interest income declined to $0.3 million in 1998 from $0.8 million in 1997.

         INTEREST AND FINANCING EXPENSE. Interest and financing expense increased to $1.1 million in 1998 from nil in 1997 due to interest paid or accrued and the amortization of costs attributable to warrants issued in connection with term loans entered into in April and September 1998.

COMPARISON OF FISCAL YEAR ENDED DECEMBER 31, 1997 TO FISCAL YEAR ENDED DECEMBER 31, 1996



         SALES. Sales increased 210% to $3.0 million in 1997 from $1.0 million in 1996. This increase resulted from increased sales of our automated DNA sequencing systems and from the commencement in 1997 of sales of GeneKits and other consumables. In 1997, 91 automated DNA sequencing systems were sold, an increase of 112% from the 43 systems sold in 1996. In 1997, automated DNA sequencing systems accounted for 90% of total sales, compared to 95% of total sales in 1996. GeneKits and other consumables accounted for 8% of total sales in 1997, compared to 5% of total sales in 1996. Sales during 1997 in North America, Europe, and Asia and South America were $2.8 million, $0.2 million and $0.05 million, respectively, as compared to $0.8 million, $0.1 million and nil, respectively, during 1996. During 1997, no customer accounted for more than 10% of sales. During 1996, two customers each accounted for approximately 15% of sales, all of which were comprised of DNA sequencing systems. The sales to these two customers were on the same general terms and conditions as the majority of other sales during the year.


         COST OF SALES. Cost of sales increased to $2.0 million in 1997 from $0.6 million in 1996. In 1997, cost of sales aggregated 66% of sales as compared to 57% of sales in 1996. Cost of sales increased in 1997 as a percentage of sales due to capacity constraints and various manufacturing challenges as production increased to meet demand.

         SALES, GENERAL AND ADMINISTRATIVE EXPENSES. Sales, general and administrative expenses increased 121% to $7.4 million in 1997 from $3.4 million in 1996. This increase primarily resulted from increased payroll and personnel costs as we hired additional selling, marketing, administrative and management personnel due to our growth, and the costs of developing a sales force in North America and certain countries in Europe. Sales and marketing costs included in sales, general and administrative expenses increased to $3.6 million in 1997 from $0.7 million in 1996.

         RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased 50% to $4.1 million in 1997 from $2.7 million in 1996. This increase resulted from increased payroll and personnel costs along with increased purchases of laboratory supplies as we established a research facility in Pittsburgh, the continued development of GeneKits at our main lab in Toronto and with outside researchers and increased design and development costs associated with our OpenGene System.



         Effective October 1997, we acquired Applied Sciences, Inc., a Georgia-based diagnostics company specializing in HIV genotyping. This acquisition was accounted for as a purchase and resulted in the recording of an excess of purchase price over tangible assets of $0.7 million. This amount was determined to be in-process research and development and was reflected as an expense in 1997. The in-process research and development relates to the cost and time pertaining to the development of certain test kits designed for use with DNA sequencing systems. As of October 1997, these kits were approximately 20% to 50% completed. Development of one kit was completed in the fourth quarter of 1998, and the remaining kits are expected to be completed during 2000. At the date of acquisition, the test kits had not yet reached technological feasibility and had no alternative future uses in the clinical diagnostic market.



         INTEREST INCOME. Interest income increased to $0.8 million in 1997 from $0.6 million in 1996. This increase resulted because in 1996 we earned only six months' interest following our initial public offering in June 1996.

LIQUIDITY AND CAPITAL RESOURCES



         Since inception, we have financed our operations primarily through private placements of equity and an initial public offering in June 1996. We have also borrowed funds from institutional lenders and in the past utilized a bank credit facility.



         BANK CREDIT FACILITY. In 1997, we obtained a bank line of credit for up to $1.1 million from the Royal Bank of Canada. The loan was secured by a lien on our accounts receivable, inventory and fixed assets. In April 1998, the bank line was repaid and the line was cancelled.



         INSTITUTIONAL LOANS. On April 30, 1998, our subsidiary, Visible Genetics Corp., or VGC, borrowed $7.0 million from various funds for which Hilal Capital Management LLC serves as general partners, investment advisor or management company. We refer to these funds in this Annual Report as our "institutional lenders" or the "Hilal funds." In September 1998, VGC borrowed an additional $1.0 million from these lenders. Proceeds of both loans may be used by us and our subsidiaries. The loans bear interest at 10% per year. Interest and principal on the $7.0 million loan were payable on or about April 29, 1999, and, on the $1.0 million loan, were payable on December 28, 1999.



         On April 30, 1999, we and the institutional lenders agreed to delay the payment date of the $7.0 million loan to December 31, 1999, and to move up the payment date of the $1.0 million loan to July 1, 1999. The institutional lenders later extended the payment date to the earlier of July 22, 1999, the completion of our proposed $5.0 million credit facility and the completion of the Warburg Pincus financing. In addition, the institutional lenders agreed to permit us to borrow up to an additional $5.0 million of loans from other lenders which would be senior to the $7.0 million loan and junior to the $1.0 million loan.

         We guaranteed VGC's obligations under both loans. We gave the institutional lenders a security interest in most of our assets to secure our obligations under the guaranty, including a pledge of the outstanding stock of VGC. Both the loan agreements and the guaranty impose certain restrictions on us and our subsidiaries, including limitations on loans and other obligations which we may incur.



         As part of the loan arrangements, we granted the institutional lenders warrants to purchase our common shares. Initially, we granted the institutional lenders warrants to purchase 420,000 common shares which may be exercised until April 2003, at a price of $10.00 per share. When we borrowed an additional $1.0 million from the institutional lenders in September 1998, we granted them warrants for an additional 120,000 common shares which may be exercised until September 2003, at a price of $10.00 per share. The warrants were valued using the Black-Scholes option valuation model. The total proceeds received from the institutional lenders were allocated between the warrants and term loans based on the relative fair value of each component, resulting in $0.9 million and $0.2 million of the total proceeds from the April 1998 and September 1998 term loans, respectively, being allocated to warrants. The value of the term loans were to be increased to their face value at their respective maturity dates, resulting in a charge to financing expense and warrants, by their pro rata share, over the remaining term of the loans. As a result, non-cash charges of $0.6 million were recorded as financing expenses in 1998. The remaining $0.4 million will to be recorded as non-cash financing expenses in 1999.

         On April 30, 1999, we granted the institutional lenders warrants to purchase an additional 140,000 common shares which may be exercised until April 30, 2006, at a price of $17.00 per share. The warrants were valued using the Black-Scholes option valuation model, resulting in a value being attributed to these warrants of $0.9 million. This amount was recorded as a deferred charge on the balance sheet and was to be amortized to financing expense over the remaining term of the loan maturing on December 31, 1999. As a result, the entire amount will be recorded as a non-cash charge to financing expense in 1999.





         On July 8, 1999, we and the institutional lenders agreed that, concurrently with the completion of the proposed Warburg Pincus financing, we would repay $4.1 million principal amount and interest of the loan, the institutional lenders would convert the remaining $3.9 million principal amount and interest into Series A convertible preferred shares and we would grant the institutional lenders 144,760 warrants to purchase our common shares. The Series A preferred shares and warrants have the same terms as those granted to Warburg Pincus. The warrants were valued using the Black-Scholes option valuation model. The value of the net proceeds is to be allocated between convertible preferred shares and warrants based on the relative fair value of each instrument. The total amount allocated to warrants and preferred shares, will be $0.9 million and $3.0 million, respectively. The value of the warrants is treated as a discount to the preferred shares and will be charged directly to retained earnings over seven years, the time period when redemption of the preferred shares first becomes mandatory.





         PROPOSED WARBURG PINCUS FINANCING. On July 9, 1999, E.M. Warburg, Pincus & Co., LLC, signed a letter of intent on behalf of certain affiliated funds to invest $30.0 million in our company. In consideration for this investment, we will issue to the Warburg Pincus funds 30,000 Series A preferred shares convertible at the holders' option into common shares at $11.00 per share, and warrants to purchase 1,100,000 common shares exercisable for four years at a purchase price of $12.60 per share. The warrants were valued using the Black-Scholes option valuation model. The value of the net proceeds will be allocated between convertible preferred shares and warrants based on the relative fair value of each instrument. The total amount allocated to warrants and preferred shares will be $6.4 million and $22.8 million, respectively. The value of the warrants is treated as a discount to the preferred shares and will be charged directly to retained earnings over seven years, the time period when redemption of the preferred shares first becomes mandatory. The preferred shares and the warrants will contain provisions under which the conversion price and exercise price, respectively, would be reduced on a weighted average basis if we issue shares, options or certain other securities at prices lower than the conversion price or exercise price (subject to certain exceptions), and would also be adjusted upon the issuance of certain other securities, certain recapitalization events and in certain other circumstances to protect the holders against the dilutive effect of those events. We have agreed to file a registration statement by October 30, 1999, registering the common shares underlying the Series A preferred shares and the warrants, and we also will grant certain other registration rights to the preferred shareholders and warrantholders.



         Dividends on the preferred shares will accrue at the rate of 9% per year during the first three years after issuance, and 4% per year thereafter. Dividends will not be payable for the first three years. After three years, at our option, we may pay dividends in cash. If dividends are not paid in cash, they will continue to accrue and will be convertible into additional common shares upon conversion of the preferred shares. After the third anniversary and prior to the seventh anniversary of the date of issuance of the preferred shares, we would have the right to redeem the outstanding preferred shares at a price, which we call the redemption price, equal to $1,000 per share, plus accrued but unpaid dividends, provided that the price of our common shares on the Nasdaq National Market equals or exceeds 150% of the conversion price for 20 trading days during a consecutive 30-day period ending within 10 days before we notify shareholders of the redemption. We will be required to redeem one-third of any remaining outstanding preferred shares on each of the seventh, eighth and ninth anniversaries of the date of issuance at the redemption price, and we will be permitted to redeem the preferred shares at any time beginning on the seventh anniversary after issuance. If we fail to redeem the shares as required, holders may appoint a majority of our Board of Directors, who will continue to serve until we have redeemed the preferred shares as required.

         Upon completion of the Warburg Pincus financing, the Warburg Pincus funds would own 27.8% of our common shares (after conversion of the Series A preferred shares and exercise of the warrants) and would have the right to acquire additional common shares as dividends accrue on the Series A preferred shares, or if we issued other securities on terms that trigger the anti-dilution provisions of the Series A preferred shares or warrants.

         The holders of Series A preferred shares will be entitled to vote as a group with the holders of common shares on all matters except that holders of Series A preferred shares will be entitled to vote separately for one director and will not be entitled to participate in the vote for any other directors of our company. Our agreements with the holders of Series A preferred shares will provide that we will be prohibited from declaring or issuing any dividends to holders of our common shares before paying all unpaid dividends on the Series A preferred shares. We will also be prohibited from issuing any equity securities that are senior or equal in rank to the Series A preferred shares without approval of the holders of a majority of the Series A preferred shares. If our company were to be liquidated or sold or under certain other circumstances, holders of Series A preferred shares would be entitled to receive an amount equal to $1,000 per share, plus accrued dividends, before holders of our common shares would be entitled to any distributions. Holders of Series A preferred shares would also be entitled to certain other rights, including the right to participate, on a pro rata basis, in future company financings, subject to certain exceptions. We also would be prohibited from incurring indebtedness for borrowed money and capital lease obligations in excess of $15.0 million outstanding at any one time, without first obtaining approval of the holders of a majority of the Series A preferred shares.

         We have received an opinion from Hambrecht & Quist LLC that the Warburg Pincus financing is fair from a financial point of view to our company. Completion of the proposed Warburg Pincus financing is subject to the satisfaction of various closing conditions and finalization of definitive documents. We are in the process of completing those agreements. However, we cannot guarantee that the Warburg Pincus financing will be completed.

         CAPITAL EXPENDITURES. Additions to fixed assets were approximately $0.8 million, $1.1 million and $3.3 million for the years ended December 31, 1996, 1997 and 1998, respectively. We expect capital expenditures to increase over the next several years as we expand our facilities and acquire additional manufacturing and scientific equipment.

         CURRENT AND FUTURE FINANCING NEEDS. We have incurred negative cash flow from operations since we started our business. We have spent, and expect to continue to spend, substantial amounts to complete our planned product development efforts, expand our sales and marketing activities, conduct our clinical trials, conduct research, build our business infrastructure and expand our manufacturing capabilities. At this time, funds from operations are not sufficient to meet our operating needs and other anticipated financial requirements, including repayment to our institutional lenders of a $1.0 million loan plus interest by the earlier of July 22, 1999, the completion of our proposed $5.0 million credit facility and the completion of the proposed Warburg Pincus financing, and a $7.0 million loan plus interest on December 31, 1999.

         We are in the process of negotiating various financings which, if completed in a timely manner, would provide us with SUFFICIENT capital to meet our anticipated needs for the next 12 months. We have signed a letter of intent with Warburg Pincus under which certain Warburg Pincus funds would invest $30.0 million in our company on the terms described in "PROPOSED WARBURG PINCUS FINANCING" above. We are in the process of completing the definitive agreements for the proposed Warburg Pincus financing. However, we cannot guarantee the agreements or this investment will be completed in a timely manner, or at all. In addition, our institutional lenders have agreed that, if we complete the Warburg Pincus financing, they will convert $3.9 million principal amount plus interest of our outstanding loan into Series A preferred shares and warrants on the same basis as the Warburg Pincus financing. We will repay the remaining $4.1 million principal plus interest from proceeds received from the Warburg Pincus financing.

         We have also received a commitment from a financial institution to provide a $5.0 million credit facility to VGC, subject to certain conditions, including completion of the lender's due diligence review of our company. We are in the process of negotiating the definitive loan documents under which this loan would be made. However, we cannot guarantee that we will be able to finalize the loan in a timely manner, or at all. The credit facility would be comprised of a one-year renewable $2.5 million revolving credit facility and a three-year $2.5 million term loan. The loans would be secured by a security interest in substantially all of VGC's assets. We and our subsidiaries would be required to guarantee the loan and secure our guaranties by granting the lenders a security interest in substantially all of our assets. The agreements would impose certain restrictions on us and our subsidiaries, including limitation on loans and other obligations which we may incur.

         If we are able to complete the proposed equity financing and concurrent conversion of institutional loans to equity, as well as the $5.0 million credit facility, we believe, based on our current plans, that our cash on hand, anticipated funds from operations, proceeds from the contemplated equity financing and anticipated borrowings under the proposed credit facility would be sufficient to enable us to repay our remaining obligations to our institutional lenders and meet our operating needs for the next 12 months. If we are able to complete only the proposed credit facility, but not the proposed equity financing and concurrent conversion of debt, we would need to raise significant additional financing to continue to meet our operating needs and in order to repay the loan to our institutional lenders due on December 31, 1999. We have no commitment for additional financing at this time, and cannot guarantee that we would be able to obtain such financing in a timely manner, on acceptable terms or at all. If we are unable to complete any of the proposed equity financing, concurrent conversion of debt or the proposed bank facility or other substitute financing when needed, we would likely default under our obligation to our institutional lenders, we would be unable to meet many of our other obligations and our business and future prospects would be materially adversely affected.

         The assumptions described above are based on our current plans and expectations during the next 12 months. However, the actual amount of funds that we will need during the next 12 months will be determined by many factors, some of which are beyond our control. Therefore, we may need funds sooner or in greater amounts than we currently anticipate. If we need to obtain funds at the end of 12 months or earlier, potential sources of financing may include strategic relationships, public or private sales of our shares or debt or other arrangements. We do not have any other committed sources of financing at this time and it is uncertain whether additional funding will be available when needed or on acceptable terms or at all.

         If we wish to issue equity securities or obtain additional financing after the proposed Warburg Pincus financing is completed, we may need the consent of the Series A preferred shareholders. We will be required to obtain the consent of the holders of a majority of the then outstanding Series A preferred shares prior to issuing any equity security that has rights as to dividends and liquidation that are senior or equal to those of the Series A preferred shares. We will also be required to obtain the consent of the holders of a majority of the then outstanding Series A preferred shares if we wish to borrow money and at such time or as a result of such loans, the total principal amount of our indebtedness and capitalized lease obligations exceeds $15.0 million. Our proposed credit facility would also impose limitations on our ability to incur additional indebtedness under certain circumstances. As a result, we may be delayed in, or prohibited from, obtaining certain types of financing.



         If the Warburg Pincus financing is completed or if we raise funds by selling additional common shares or other securities convertible into common shares, the ownership interest of our existing shareholders will be diluted.





         See "Risk Factors-We may need additional capital."



YEAR 2000

         As the year 2000 approaches, an issue exists for companies that rely on computers as a result of the computer industry's past practice of using two digits rather than four digits to identify the applicable year. Consequently, many software applications and programs may not properly recognize calendar dates beginning in the year 2000. If not corrected, these applications and programs could fail or create erroneous results.

         We have conducted a comprehensive examination of our information technology systems and the software applications sold with our products to determine year 2000 compliance. Based on our examination, we believe that these systems and software applications are year 2000 compliant.

         We do not expect that the costs associated with achieving year 2000 compliance will have a material adverse effect on our future results of operations, liquidity or capital resources. We estimate that the cost of our year 2000 compliance efforts will be approximately $470,000, of which $450,000 represents the cost of a new enterprise system purchased in 1998. While we did not purchase the new system specifically in response to year 2000 issues, our efforts at compliance accelerated the timetable for purchasing the system. We believe that the costs to be incurred in reviewing our non-information technology systems will be immaterial.

         We are in the process of contacting our significant customers, suppliers and third-party service providers to identify year 2000 problems and provide solutions to prevent the disruption of business activities. At present, we are compiling information regarding the extent of year 2000 compliance by our significant customers, suppliers and third-party service providers. We expect to complete review of the compliance efforts by these parties in the third quarter of 1999.



         Until we gain a better understanding of the readiness and plans of our significant customers, suppliers and third-party service providers, we will not have a basis for determining, or developing a response to, a worst case scenario resulting from their failure to be year 2000 compliant. At present, we anticipate that a likely worst case scenario would involve disruption of our material supply and distribution channels, and in particular the supply of certain instrument parts and supplies from single-source suppliers. This would likely lead to material interruption in product development and sales of our products. At the completion of our review of significant customers, suppliers and third-party service providers, we intend to assess worst case scenarios and to develop one or more contingency plans that may be necessary, such as securing alternative suppliers. See "Risk Factors-We face risks relating to year 2000."



EURO CONVERSION

         Effective January 1, 1999, 11 of the 15 member countries of the European Union adopted the euro as their common legal currency and each participant established fixed conversion rates between their sovereign, or legacy, currencies and the common euro currency. The legacy currencies of the individual countries are scheduled to remain legal tender as denominations of the euro until January 1, 2002, when euro-denominated bills and coins will be introduced. During this transition period, public and private parties may choose to pay for goods and services using either the euro or the participating country's legacy currency. By July 1, 2002, the legacy currencies will be phased out entirely as legal tender.

         We currently conduct business operations in U.S. and Canadian dollars and several other currencies. Since our information systems and processes generally accommodate multiple currencies, we anticipate that any necessary modification to our information systems, equipment and processes to accommodate euro transactions will be made on a timely basis and do not expect any failures that would have a material adverse effect on our financial position or results of operations.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         We do not own and have not issued any market risk sensitive instruments about which disclosure is required to be provided pursuant to this Item.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

         The following table sets forth certain information with respect to our directors, executive officers and key employees. This information is supplied based upon our records and information furnished by directors and officers.

                                                                                                       Director's
                                                                                             Year         Term
Name                              Age                 Position with Company               Appointed      Expires
----                              ---                 ---------------------               ---------      -------
Dr. John K. Stevens(1)             52     Chairman of the Board                              1993         2002
                                          President, Chief Executive Officer and
Richard T. Daly                    49     Director                                           1998         2001
                                          Vice President, Finance and Chief Financial
Jeffrey D. Sherman                 43     Officer                                            1994
Dr. Richard J. Carroll             53     Vice President, Business Development               1997
Dr. James M. Dunn                  45     Vice President, Technology                         1994
Robert J. Griffin                  55     Vice President, Manufacturing                      1998
Dr. Chalom Sayada                  34     Vice President, European Business Development      1998
                                          Vice President of Regulatory and Clinical
Dr. Dean L. Winslow                46     Affairs                                            1999
Samuel Schwartz(2)                 53     Secretary and Director                             1995         2000
Michael A. Cardiff                 40     Director                                           1999         2000
Sheldon Inwentash(1)(2)(3)         43     Director                                           1994         2002
Dr. Thomas C. Merigan, Jr.         65     Director                                           1999         2001
Dr. J. Robert S. Prichard(3)       50     Director                                           1999         2002
Dr. Lloyd M. Smith(2)(3)           44     Director                                           1995         2001
Dr. Konrad M. Weis(1)              70     Director                                           1997         2001

----------------------
(1)      Member of Executive Committee
(2)      Member of Audit Committee
(3)      Member of Compensation Committee

         The following is the business experience of each of the directors, executive officers and key employees of Visible Genetics for at least the last five years:

         DR. JOHN K. STEVENS is the founder of our company, and has been the Chairman of the Board since June 1993. Dr. Stevens served as President and Chief Executive Officer of our company from June 1993 until July 1999. From 1991 until 1995, Dr. Stevens served as the executive director of the Eye Research Institute of Canada, a not-for-profit organization. Prior to 1991, Dr. Stevens formed or managed several high technology companies. In 1990, he formed Amacrine International, an electron microscopy products manufacturing company, where he served as Chief Executive Officer until the sale of that company to Ted Pella, Inc. in 1994. Dr. Stevens has held appointments as an assistant professor at the University of Pennsylvania, and as a professor in the Playfair Neuroscience Unit of the University of Toronto. Dr. Stevens is listed as an inventor on a number of U.S. patent applications relating to various software algorithms and computer-related hardware.

         RICHARD T. DALY has been President and Chief Executive Officer since July 1999, and a Director of our company since June 1998. Mr. Daly served as Executive Vice President of our company from March 1999 to June 1999. Prior to joining Visible Genetics, Mr. Daly founded, and, from March 1989 through July 1998, served as

Chairman and Chief Executive Officer of Clinical Partners, Inc., a San Francisco-based company providing comprehensive, therapy-specific management of HIV and AIDS patients for employers and managed health-care organizations. Prior to founding Clinical Partners, Mr. Daly spent over 15 years in the healthcare industry with several companies in a variety of executive positions in sales, marketing and general management, including serving as the President of Baxter Canada for a period of four years, and President of the Health Data Institute.

         JEFFREY D. SHERMAN has been Vice President, Finance and the Chief Financial Officer of our company since December 1994. From May 1994 to December 1994, Mr. Sherman served as the Senior Vice President, Operations of Pinetree Capital Inc., a venture capital firm. From October 1987 to April 1994, Mr. Sherman held a variety of senior positions in treasury, credit, and audit with the Toronto Dominion Bank. Mr. Sherman is also an adjunct professor at York University in Toronto. Mr. Sherman is a Chartered Accountant, a Certified Investment Manager, and a Fellow of the Canadian Securities Institute. Mr. Sherman received a bachelor of commerce from the University of Toronto and an MBA from York University.

         DR. RICHARD J. CARROLL has been the Vice President, Business Development of our company since January 1998. From April 1996 to December 1997, Dr. Carroll was a scientific consultant at Organon Teknika Corp. where he was responsible for introducing NASBA gene amplification technology for determination of HIV viral load to the U.S. pharmaceutical and reference laboratory market. From 1987 to 1996, Dr. Carroll was with Becton Dickinson VACUTAINER Systems where he was responsible for product development, clinical trials and FDA filings for its cell separation business. Dr. Carroll holds U.S. patents that cover blood cell separation and has published numerous scientific papers related to blood components and HIV detection.

         DR. JAMES M. DUNN has been Vice President, Technology of our company since June 1998 and was our Director of Molecular Test Development from January 1994 to June 1998. Prior to joining our company, Dr. Dunn was a research consultant to the Hospital for Sick Children from August 1993 to January 1994 and a National Cancer Institute of Canada research fellow at the Division of Biology, California Institute of Technology from 1990 to 1993. Dr. Dunn received a B.Sc. in chemistry from the University of British Columbia and a Ph.D. from the University of Toronto.

         ROBERT J. GRIFFIN has been Vice President, Manufacturing of our company since 1998. From 1996 to 1998, Mr. Griffin provided consulting services to companies in the areas of operations, quality assurance, product development and manufacturability. From 1990 to 1996, Mr. Griffin was President of Heritage Information Technologies, Inc., a company involved in developing a new, microprocessor-controlled, interactive information system for museums and art galleries.

         DR. CHALOM SAYADA has been Vice President, European Business Development of our company since February 1998. Since October 1996, he has been the Chief Executive Officer of ACT Gene S.A., a subsidiary which we acquired in 1998. From May 1993 until October 1996, Dr. Sayada served as Amplicor Scientific and Marketing Manager for Roche France where he developed clinical trials in Europe and the U.S. From May 1989 until May 1993 he was a medical doctor at Hospital Robert Debre in Paris. Dr. Sayada holds an M.D. from Creteil Medical University Hospital, France and a Ph.D. from Paris XII Chatenay Malabry University, France.

         DR. DEAN L. WINSLOW has been Vice President, Regulatory and Clinical Affairs of our company since May 1999. From 1997 to May 1999, Dr. Winslow was Director, Antiviral Research for Gilead Sciences. From 1988 to May 1999, Dr. Winslow was Clinical Professor of Medicine at Stanford University School of Medicine. Dr. Winslow is currently a consultant in infectious diseases to the Surgeon General, United States Air Force and Chairman of the Virology Subcommittee for the Inter-Company Collaboration for AIDS Drug Development.

         SAMUEL SCHWARTZ has been a Director and the Secretary of our company since 1995. Since 1987, Mr. Schwartz has been a Senior Partner of the law firm Goldman, Spring, Schwartz & Kichler, Canadian counsel to the Company. Mr. Schwartz is a member of both the Ontario and Alberta Bars.

         MICHAEL A. CARDIFF has been a Director of our company since June 1999. Mr. Cardiff has been Executive Vice President, Financial Services of EDS Canada since October 1996. From November 1994 to September 1996, Mr. Cardiff was Senior Vice President of Sales and Marketing of EDS Canada and from 1989 to 1994, he held several positions with Stratus Computer Corp. Mr. Cardiff presently is a member of the boards of directors of Visible Decisions Inc. (which company is not related to our company), SOLCORP Insurance Software Solutions Corp. and Spectra Securities Software Inc.

         SHELDON INWENTASH has been a Director of our company since April 1994. Since November 1993, Mr. Inwentash has been the President and Chief Executive Officer of GeneVest Inc. (formerly known as Gene Screen Inc.), a Canadian company which is a principal shareholder of our company. Since February 1992, Mr. Inwentash has been the Chairman and Chief Executive Officer of Pinetree Capital Corp., a venture capital firm.

         DR. THOMAS C. MERIGAN, JR., was elected as a director of our company in May 1999. Dr. Merigan has been the George E. and Lucy Becker Professor of Medicine at Stanford University School of Medicine since 1980. From 1966 to 1992, Dr. Merigan was the head of the Division of Infectious Diseases at Stanford University School of Medicine. Dr. Merigan is currently a member of the Scientific Advisory Board of Calydon Corp., and the boards of directors of Hollis Eden Inc. and Beacon Diagnostics. Dr. Merigan is listed as one of the inventors of numerous U.S. patents.

         PROF. J. ROBERT S. PRICHARD was elected as a director of our company in May 1999. Prof. Prichard has been President of the University of Toronto since 1990. From 1984 to 1990, Prof. Prichard was Dean of the Faculty of Law at the University of Toronto. Prof. Prichard is currently Chairman of the Council of Ontario Universities, a member of the Executive Committee of the Association of American Universities and a Director of the Association of Universities and Colleges of Canada and the International Association of Universities. Prof. Prichard presently serves as a Director of the Toronto Hospital, Onex Corporation, Imasco Ltd., Moore Corporation, Four Seasons Hotels Inc. and Tesma International Inc.

         DR. LLOYD M. SMITH has been a Director of our company since March 1995. Since June 1994, Dr. Smith has been Romnes Professor of Chemistry at the University of Wisconsin-Madison. Dr. Smith has been involved in the development of fluorescence-based automated DNA sequencers for over 15 years, has written numerous scientific papers and is a named inventor on a number of U.S. patents. Dr. Smith is a member of the National Institutes of Health National Human Genome Research Institute Study Section and the Department of Energy, Biotechnology Consortium. He also serves, or has served, on the editorial boards of GENOME RESEARCH, DNA SEQUENCE GENETIC ANALYSIS: TECHNIQUES AND APPLICATIONS and JOURNAL OF CAPILLARY ELECTROPHORESIS and was a member of the scientific advisory boards of Fotodyne Incorporated and Boehringer Mannheim Corp. Dr. Smith is co-founder of Third-Wave Technologies, Inc., a biotechnology company.

         DR. KONRAD M. WEIS has been a Director of our company since 1997. Dr. Weis has been the honorary Chairman of Bayer Corporation since 1991. He was President and Chief Executive Officer of the company that later became Bayer Corporation from 1974 until his retirement in 1991. He presently is a member of the boards of Michael Baker Corporation and Titan Pharmaceuticals, Inc.

         Under Canadian law, a majority of the Board of Directors must be residents of Canada. It is anticipated that, if the proposed Warburg Pincus transaction is completed, Dr. Merigan would resign as a director so as to create a vacancy on the Board for a representative of the Warburg Pincus funds. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources-PROPOSED WARBURG PINCUS FINANCING."

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS.

         All of our directors who are not employees or officers receive a $2,500 fee for each Board of Directors or committee meeting they attended, up to $10,000 per year. Directors who are not our employees are also eligible to participate in our Director Option Plan. All directors are reimbursed for reasonable out-of-pocket travel expenses incurred by them in attending meetings of the Board of Directors or committee meetings.

         The aggregate amount of compensation paid by us to (or earned by) all of our directors and officers as a group (13 persons) in 1998 was approximately $877,438 for services in such capacities, of which, approximately $450,245 was paid as bonuses. These amounts do not include compensation we paid to firms with which a director is associated.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

         As of July 12, 1999 there were options and warrants outstanding to purchase an aggregate of 2,542,794 common shares, including options to purchase 893,110 common shares held by directors and officers as a group. The options held by directors and officers as a group have exercise prices ranging from $1.00 to $11.50 per share and expire at various times between 2004 and 2009. The other options and warrants have exercise prices ranging from $1.37 to $17.00 per share, and expire at various times between 2002 and 2009.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

         In July 1996, we loaned Dr. Stevens $323,405. Interest accrued on the outstanding principal amount of the loan at the annual rate of 6% and was payable annually on December 31. The principal amount was payable $17,967 on or before December 31, 1997 and the balance in nine equal annual installments ending on December 31, 2007. In 1998, we amended the loan arrangement to eliminate all required interest payments and to provide that the principal is repayable in full on or before December 31, 2006. In addition, during 1997, we loaned Dr. Stevens $50,000 which is payable, together with accrued interest at the rate of 6% per year, on December 31, 1999. The largest aggregate amount of indebtedness owed by Dr. Stevens was $379,769 during 1999.

         In June 1998, Richard Daly was appointed as one of our directors to fill a vacancy on the Board. During 1998, we paid an aggregate $280,000 in consulting fees to Clinical Partners, Inc. in connection with clinical studies performed by Clinical Partners, Inc. for us. Mr. Daly is the founder and was previously the Chairman and President of Clinical Partners.

         Mr. Samuel Schwartz, one of our directors and officers, is a senior partner of a law firm to which we paid legal fees in 1998.



         In March 1999, we entered into a Letter of Understanding with Dr. Thomas C. Merigan, Jr., which sets forth the terms and conditions under which we will be entitled to acquire certain assets and intellecutual property from him and an entity affiliated with him. It is anticipated that the transactions contemplated by the Letter of Understanding will be effected pursuant to a definitive agreement to be entered into by Dr. Merigan and our company or one of our subsidiaries. This agreement has not yet been entered into. Provided that all terms and conditions of the Letter of Understanding and the definitive agreement are met, Dr. Merigan will be entitled to receive 50,000 common shares, which will vest at the rate of 12,500 common shares a year for four years. It is contemplated that Dr. Merigan will provide part time consulting services to us. The transactions contemplated by the Letter of Understanding are contingent upon the approval of our Board of Directors. Dr. Merigan began performing part time services for us in March 1999, for which he is compensated by us at the rate of $75,000 a year. Dr. Merigan joined our Board of Directors in May 1999 and was granted options to purchase 15,000 of our common shares.



         In 1998, VGC borrowed an aggregate of $8.0 million in principal from the Hilal funds. Hilal Capital Management LLC, which advises or manages the Hilal funds, beneficially owns 11.3% of our common shares. For a description of these loans and the proposed conversion of a portion of these loans to equity by the Hilal funds, see "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources-INSTITUTIONAL LOANS".

                                    PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED.

         Not applicable.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES.

         None.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
         SECURITIES.

         None.

                                    PART IV

ITEM 17. FINANCIAL STATEMENTS.

         Not applicable.

ITEM 18. FINANCIAL STATEMENTS

         Attached. See Item 19(a).

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS.

         (a) Financial Statements:

                                                                                                    Page
                                                                                                    ----
 Auditors' Report...............................................................................    F-1
 Consolidated Balance Sheets as at December 31, 1997 and 1998...................................    F-2
 Consolidated Statements of Operations for the years ended December 31, 1996, 1997 and 1998.....    F-3
 Consolidated Statements of Comprehensive Loss for the years ended December 31, 1996, 1997
 and 1998.......................................................................................    F-4
 Consolidated Statements of Deficit for the years ended December 31, 1996, 1997 and 1998........    F-4
 Consolidated Statements of Cash Flow for the years ended December 31, 1996, 1997 and 1998......    F-5
 Notes to Consolidated Financial Statements.....................................................    F-6

         (b)  Exhibits:

                  The following exhibits are being filed herewith:

         3.1 Term Loan Agreement, dated as of April 30, 1998, by and among Visible Genetics Corp., Hilal Capital, L.P., Hilal Capital QP, LP, Hilal Capital International, Ltd., Highbridge International LLC, C.J. Partners L.P. and Hilal Capital Management LLC, as adviser for Leo Holdings, Inc.

         3.2      Form of Warrant Agreement, attached as Exhibit C to Exhibit
                  3.1.

         3.3 General Security Agreement, dated as of April 30, 1998, between Visible Genetics Inc. and Hilal Capital Management LLC, attached as Exhibit D to Exhibit 3.1.

         3.4 Registration Rights Agreement, dated April 30, 1998, by and among Visible Genetics Inc. and the Initial Holders specified on the signature page thereto, attached as Exhibit E to
                  Exhibit 3.1.

         3.5 Guarantee, dated as of April 30, 1998, by and among Visible Genetics Inc., Hilal Capital, L.P., Hilal Capital QP, LP, Hilal Capital International, Ltd., Highbridge International LLC, C.J. Partners L.P. and Hilal Capital Management LLC, as adviser for Leo Holdings, Inc., attached as Exhibit G to
                  Exhibit 3.1.

         3.6 Amendment No. 1 to Term Loan Agreement, dated as of September 29, 1998, by and among Visible Genetics Corp., Hilal Capital, L.P., Hilal Capital QP, LP, Hilal Capital International, Ltd., Highbridge International LLC, C.J. Partners L.P. and Hilal Capital Management LLC, as adviser for Leo Holdings, Inc.

         3.7 Common Shares Purchase Agreement, dated November 20, 1998, between Visible Genetics Inc. and each of the Investors who are signatories thereto.

         3.8 Registration Rights Agreement, dated November 20, 1998, by and among Visible Genetics Inc. and the Investors to that certain Common Shares Purchase Agreement.

         3.9 Stock Purchase Agreement, dated April 7, 1998, between Visible Genetics Inc., Mr. Chalom Sayada, Mr. Jean Marc Feryn and Mr. Philippe Halfon. (THIS AGREEMENT IS IN FRENCH, THEREFORE AN ENGLISH VERSION OF THE AGREEMENT HAS ALSO BEEN FILED.)

         3.10 Agreement and Plan of Merger, dated as of September 10, 1997, by and among Visible Genetics Inc., VGI Acquisition, Inc., Applied Sciences, Inc. and the Shareholders of Applied Sciences, Inc.

         3.11 PCR Diagnostic License Agreement, dated August 18, 1997, by and between Roche Molecular Systems, Inc., F. Hoffmann-La Roche Ltd. and Visible Genetics Inc. (THIS AGREEMENT IS FILED IN REDACTED FORM AS IT IS SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT SUBMITTED TO THE SEC.)

         23.1     Consent of PricewaterhouseCoopers LLP

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     VISIBLE GENETICS INC.



                                     By: /s/ RICHARD T. DALY
                                         -------------------------------------
                                         Richard T. Daly
                                         President and Chief Executive Officer

Date: January 10, 2000

                                AUDITORS' REPORT


TO THE SHAREHOLDERS OF VISIBLE GENETICS INC.


         We have audited the consolidated balance sheets of Visible Genetics Inc. as at December 31, 1998 and 1997 and the consolidated statements of operations, deficit, comprehensive loss, and cash flows for the years ended December 31, 1998, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

         In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and 1997 and the results of its operations and the changes in its cash flows for the years ended December 31, 1998, 1997 and 1996 in accordance with generally accepted accounting principles in the United States of America.


/s/ PricewaterhouseCoopers LLP



Chartered Accountants
Toronto, Canada
February 19, 1999

                     VISIBLE GENETICS INC. AND SUBSIDIARIES
                       CONSOLIDATED FINANCIAL STATEMENTS



                           Consolidated Balance Sheets



                                                                             DECEMBER 31
                                                                             -----------
ASSETS                                                                  1998             1997
                                                                    ------------     ------------
Current assets
       Cash and cash equivalents ...............................    $  6,165,924       $1,866,679
       Short-term investments ..................................       5,108,254        5,721,222
       Trade receivables (net of allowance for doubtful accounts
       Of $470,926; 1997 - $179,000) ...........................       4,770,796        2,066,685
       Other receivables (Note 3) ..............................       1,445,820          244,285
       Prepaid and deposits ....................................         233,072          215,993
       Inventory (Note 4) ......................................       3,912,336          772,514
                                                                    ------------     ------------

Total current assets ...........................................      21,636,202       10,887,378
                                                                    ------------     ------------

Fixed assets (Note 5) ..........................................       3,877,163        1,450,980
Patents and licenses (Note 6) ..................................       2,269,170        1,598,014
                                                                    ------------     ------------
                                                                    $ 27,782,535     $ 13,936,372
                                                                    ============     ============
LIABILITIES
Current liabilities
       Notes payable (Note 7) ..................................    $  7,494,877     $       --
       Accounts payable ........................................       3,985,103        1,111,912
       Accrued liabilities (Note 8) ............................       1,723,840          214,728
                                                                    ------------     ------------

Total current liabilities ......................................      13,203,820        1,326,640
                                                                    ------------     ------------

SHAREHOLDERS' EQUITY

Share capital (Note 9) .........................................      46,412,685       31,281,622
Other equity (Note 9) ..........................................       2,232,465          616,061
Cumulative translation adjustment ..............................          84,822          (27,655)
Deficit ........................................................     (34,151,257)     (19,260,296)
                                                                    ------------     ------------
                                                                      14,578,715       12,609,732
                                                                    $ 27,782,535     $ 13,936,372
                                                                    ============     ============


COMMITMENTS (NOTE 13)


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                     VISIBLE GENETICS INC. AND SUBSIDIARIES
                       CONSOLIDATED FINANCIAL STATEMENTS

                      CONSOLIDATED STATEMENTS OF OPERATIONS




                                                       Years ended December 31
                                            ----------------------------------------------
                                                1998             1997             1996
                                            ------------     ------------     ------------
Sales
  Products .............................    $  9,421,933     $  2,967,695     $    978,139
  Services .............................       1,453,415           65,041             --
                                            ------------     ------------     ------------
                                              10,875,348        3,032,736          978,139
                                            ------------     ------------     ------------

Costs of sales
  Products .............................       5,995,869        1,963,312          561,021
 Services ..............................         677,712           31,520             --
                                            ------------     ------------     ------------
                                               6,673,581        1,994,832          561,021
                                            ------------     ------------     ------------

Gross margin ...........................       4,201,767        1,037,904          417,118

Expenses:
      Sales, general and administrative       11,515,757        7,447,861        3,377,356
      Research and development .........       6,289,032        4,122,916        2,744,345
      Acquired research and development
      (Note 10) ........................         420,043          654,621               --
                                            ------------     ------------     ------------
                                              18,224,832       12,225,398        6,121,701
                                            ------------     ------------     ------------

Loss from operations before interest ...     (14,023,065)     (11,187,494)      (5,704,583)
Interest income ........................         264,195          774,462          608,858
Interest and financing expense (Note 7)       (1,132,091)          (2,714)         (68,959)
                                            ------------     ------------     ------------
Net loss for the year ..................    $(14,890,961)    $(10,415,746)    $ (5,164,684)
                                            ============     ============     ============

Weighted average number of common shares
      Outstanding ......................       7,782,094        7,059,578        5,791,367
Basic and fully diluted loss per share .    $      (1.91)    $      (1.48)    $      (0.89)


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                     VISIBLE GENETICS INC. AND SUBSIDIARIES
                        CONSOLIDATED FINANCIAL STATEMENTS



                  CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS


                                                             Years ended December 31
                                                  ----------------------------------------------
                                                      1998             1997             1996
                                                  ------------     ------------     ------------
Net loss for the year ........................    $(14,890,961)    $(10,415,746)    $ (5,164,684)
Other comprehensive income:
      Foreign currency translation adjustments         112,477             --            (29,440)
                                                  ------------     ------------     ------------
Comprehensive loss for the year ..............    $(14,778,484)    $(10,415,746)    $ (5,194,124)
                                                  ============     ============     ============


                       CONSOLIDATED STATEMENTS OF DEFICIT


                                             Years ended December 31
                                 ----------------------------------------------
                                     1998             1997             1996
                                 ------------     ------------     ------------
Deficit, beginning of year ..    $(19,260,296)    $ (8,844,550)    $ (3,679,866)
Net loss for the year .......     (14,890,961)     (10,415,746)      (5,164,684)
                                 ------------     ------------     ------------
Deficit, end of year ........    $(34,151,257)    $(19,260,296)    $ (8,844,550)
                                 ============     ============     ============

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                     VISIBLE GENETICS INC. AND SUBSIDIARIES
                       CONSOLIDATED FINANCIAL STATEMENTS


                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                                   Years ended December 31
                                                                       ----------------------------------------------
                                                                           1998             1997             1996
                                                                       ------------     ------------     ------------
Cash provided by (used in)
Operating activities
       Net loss for the year ......................................    $(14,890,961)    $(10,415,746)    $ (5,164,684)
       Add: Items not involving cash -
             Depreciation .........................................       1,081,957          510,676          219,687
             Amortization .........................................         206,640          135,631           30,749
             Deferred compensation cost related to options granted           77,469          250,067           33,841
             Non cash financing expense related to warrants granted         580,981             --               --
             Foreign exchange loss ................................          28,453           37,067             --
             In-process research and development acquired .........         420,043          654,621             --
       Increase (decrease) from changes in -
             Trade receivables ....................................      (2,250,576)      (1,215,297)        (851,388)
             Other receivables ....................................        (851,666)        (140,274)         (54,302)
             Prepaids and deposits ................................          26,006          (90,515)         (31,282)
             Inventory ............................................      (3,094,367)        (427,321)        (329,368)
             Refundable investment tax credits ....................            --            496,993          267,407
             Accounts Payable .....................................       2,531,331          443,622          395,235
             Accrued liabilities ..................................       1,180,556           92,542          (16,533)
                                                                       ------------     ------------     ------------
                                                                        (14,954,134)      (9,667,934)      (5,194,638)
                                                                       ============     ============     ============
Investing activities
       Purchase of fixed assets ...................................      (3,313,626)      (1,114,197)        (823,957)
       Licenses and patents acquired ..............................        (877,796)        (845,929)        (504,870)
       Purchase of short-term investments .........................     (13,728,066)      (3,052,467)     (12,090,863)
       Redemption of short-term investments .......................      14,616,777        7,432,233        1,989,875
       Acquisitions of ACT Gene S.A ...............................        (536,929)            --               --
                                                                       ------------     ------------     ------------
                                                                         (3,839,640)       2,419,640      (11,429,815)
                                                                       ============     ============     ============
Financing activities
       Common shares issued, net of expenses ......................      14,640,188          419,167       25,796,443
       Warrants issued in connection with private placement .......         444,572
       Issuance of notes payable ..................................       6,817,559             --               --
       Warrants issued in connection with notes payable ...........       1,182,441
       Receipt of bridge financing ................................            --               --          1,250,000
       Repayment of bridge financing ..............................            --               --         (1,250,000)
       Repayment of note payable ..................................            --               --           (500,000)
       Other equity ...............................................           8,259           38,392           74,579
       Capital lease obligation ...................................            --           (169,188)            --

       Loan to officer to purchase shares .........................            --               --           (323,405)
                                                                       ------------     ------------     ------------
                                                                         23,093,019          288,371       25,047,617
                                                                       ============     ============     ============
Increase (decrease) in cash during the year .......................       4,299,245       (6,959,923)       8,423,164
       Cash beginning of year .....................................       1,866,679        8,826,602          403,438
                                                                       ------------     ------------     ------------
       Cash, end of year ..........................................    $  6,165,924     $  1,866,679     $  8,826,602
                                                                       ============     ============     ============

Supplemental information
       Interest paid ..............................................    $     48,073     $      2,714     $     68,959
       Income taxes paid ..........................................    $       --       $       --       $       --


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                     VISIBLE GENETICS INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - NATURE OF OPERATIONS

         Visible Genetics Inc. (the "Company') has developed a proprietary integrated genetic diagnostic system and related proprietary application-based products. The Company is in the early stages of commercial manufacturing and marketing of its products. The Company's products are at present intended for research and clinical purposes. Prior to marketing any products for diagnostic use, the Company will require appropriate regulatory approvals.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         These financial statements have been prepared in United States dollars, in accordance with the accounting principles generally accepted in the United States. The principal accounting policies of the Company, which have been consistently applied, are summarized as follows:

PRINCIPLES OF CONSOLIDATION

         The accompanying consolidated financial statements of the Company include the following wholly owned subsidiaries: Visible Genetics Corp., Visible Genetics B.V., Applied Sciences, Inc. Gene Foundry Inc., and ACT Gene S.A. All intercompany accounts and transactions have been eliminated upon consolidation.

USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

         Revenue from the sale of the Company's products is recognized when shipment occurs and title passes to the customer. Revenue for sale of service is recognized when the service is provided and there is reasonable assurance of collectability. A provision is made for estimated warranty costs at the time of the sale. Revenue from extended warranty contracts is recognized over the life of the contract. Sales of bundled sequencing systems and testing kits are recognized pro rata as the components of the bundle are shipped to customers.

                     VISIBLE GENETICS INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         NOTE 2 - CONTINUED

FINANCIAL INSTRUMENTS

         Cash equivalents and short-term investments consist of high-quality interest-bearing notes and similar instruments with remaining maturities up to 12 months. They are held to maturity and are recorded at amortized cost which, due to their short-term nature, approximates market value. As required under Statement of Financial Accounting Standards (SFAS) No. 95, cash equivalents consist of short-term investments that are highly liquid and have initial terms to maturity of three months or less. Other investments are reported as short-term investments. Receivables, accounts payable, and notes payable are all carried at cost or accreted cost which, due to their short-term nature, approximates market value.

CONCENTRATION OF CREDIT RISK

         The Company's financial instruments that are exposed to concentration of credit risk consist primarily of cash and cash equivalents, short-term investments, and receivables. The Company maintains its accounts for cash and cash equivalents and short-term investments with a number of large low-credit-risk financial institutions in Canada and the United States in order to reduce its exposure. In addition, the Company limits its maximum investment to any one counterparty to limit its credit exposure.

INVENTORY

         Inventory is stated at the lower of cost and estimated realizable value. Cost is determined by the first-in first-out method, and includes material, labor, and an allocation of overhead.

FIXED ASSETS

         Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, as follows:

         Laboratory and computer equipment  3 to 5 years

         Leasehold improvements             term of the lease

PATENTS AND LICENSES

         External costs of patents and licenses are recorded at cost and amortized over their estimated useful lives, which are generally up to ten years. If the carrying amount of a patent or license is no longer recoverable, the related unamortized cost is written down to fair value.

FOREIGN CURRENCY TRANSLATION

         Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at the exchange rate prevailing at the balance sheet date. Other assets, liabilities and operating items are translated at exchange rates prevailing at the respective transaction dates. Resulting translation adjustments are included in the consolidated statement of operations. Assets and liabilities of subsidiaries with functional currencies other than United States dollars are translated at the exchange rate prevailing at the balance sheet date, and the results of their operations are translated at average exchange rates for the year. The resulting translation adjustments are reflected in the cumulative translation adjustment account. Other exchange gains or losses are included in the consolidated statement of operations.

                     VISIBLE GENETICS INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         NOTE 2 - CONTINUED

INCOME TAXES

         The Company provides for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which prescribes an asset and liability approach that results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or tax returns.

RESEARCH AND DEVELOPMENT EXPENSES

         Research and development costs are expensed in the period incurred. The Company is entitled to certain Canadian federal and provincial tax incentives for qualified research and development. They are accounted for as a reduction of the related expenditure for current expenses and a reduction of the related asset for capital assets when it is more likely than not that the credit will be realized. The Company is entitled to federal investment tax credits at a rate of 20% on eligible current and capital expenditures, claimable against income taxes otherwise payable.

STOCK OPTIONS

         The Company follows SFAS No. 123 which permits the use of APB No. 25 to account for stock options issued to employees. Under that method, the Company uses the intrinsic value method to measure the cost associated with the granting of stock options to employees. The amount by which the market price of the underlying shares exceeds the exercise price of the options is accounted for as compensation expense over the periods in which services are rendered. Options issued to consultants are recorded at their fair market value at the date of the grant. This amount is charged to operations over the periods in which services are rendered.



LOSS PER SHARE

         The company follows SFAS No. 128 "Earnings per share" to calculate basic and fully diluted loss per share. Basic loss per share is calculated by dividing loss available to common shareholders by the weighted average number of common shares outstanding during the year. The options and warrants outstanding at the end of the year would be included in the calculation of fully diluted loss per share using the treasury stock method if the impact was not anti-dilutive.



NOTE 3 - OTHER RECEIVABLES


                                                          DECEMBER 31
                                                --------------------------------
                                                   1998                  1997
                                                ----------            ----------
Refundable taxes ...................            $  616,214            $  102,892
Other ..............................               829,606               141,393
                                                ----------            ----------
                                                $1,445,820            $  244,285
                                                ==========            ==========

                     VISIBLE GENETICS INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INVENTORY

                                                             DECEMBER 31
                                                      --------------------------
                                                         1998            1997
                                                      ----------      ----------
Raw materials ..................................      $2,231,994      $  500,341
Work in process ................................         339,109         135,988
Finished goods .................................       1,341,233         136,185
                                                      ----------      ----------
                                                      $3,912,336      $  772,514
                                                      ==========      ==========

NOTE 5 - FIXED ASSETS



                                                             DECEMBER 31
                                                      --------------------------
                                                         1998            1997
                                                      ----------      ----------
COST
       Laboratory and computer equipment .......      $4,581,794      $1,929,925
       Leasehold improvements ..................       1,198,488         342,216
                                                      ----------      ----------
                                                       5,780,282       2,272,141
                                                      ----------      ----------

ACCUMULATED DEPRECIATION AND AMORTIZATION

       Laboratory and computer equipment .......       1,650,840         720,874
       Leasehold improvements ..................         252,279         100,287
                                                      ----------      ----------
                                                       1,903,119         821,161
                                                      ----------      ----------
                                                      $3,877,163      $1,450,980
                                                      ==========      ==========


NOTE 6 - PATENTS AND LICENSES


                                                             DECEMBER 31
                                                      --------------------------
                                                         1998            1997
                                                      ----------      ----------
COST
        Patents ................................      $1,050,276      $  699,868
        Licenses ...............................       1,616,032       1,088,644
                                                      ----------      ----------
                                                       2,666,308       1,788,512
                                                      ----------      ----------

ACCUMULATED AMORTIZATION
        Patents ................................         166,548         104,406
        Licenses ...............................         230,590          86,092
                                                      ----------      ----------
                                                         397,138         190,498
                                                      ----------      ----------
                                                      $2,269,170      $1,598,014
                                                      ==========      ==========

                     VISIBLE GENETICS INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - NOTES PAYABLE



         On April 30, 1998, the Company, through its subsidiary, Visible Genetics Corp., borrowed $7,000,000 under a term loan agreement with certain institutional investors. The loan bears interest at 10% per annum, and interest and principal are payable in full on or about April 29, 1999. The loan is secured by a security interest in substantially all of the assets of the Company, and it imposes certain restrictive covenants, including a limit on the total indebtedness the Company may incur. In connection with the loan, the Company issued warrants to the lenders to purchase an aggregate of 420,000 common shares at an exercise price of $ 10.00 per share. On September 28, 1998, the term loan facility was extended under similar terms and the Company borrowed an additional $1,000,000 under the expanded loan facility. The additional loan will be due on December 28, 1999. In connection with the additional loan, the Company issued warrants to the lenders to acquire 120,000 common shares at an exercise price of $10.00 per share. The fair market value of the warrants is estimated at the date of grant using the Black-Scholes option valuation model based upon the following assumptions: dividend yield - nil, risk-free interest rate - 5.0%, average expected volatility - 65%, expected term - 2 years.



         For the April 30, 1998 portion of the term loan, the Company has allocated $944,636 of the proceeds to warrants, of which $817,110 is a discount to the term loan that will be amortized to income over the 12 month term of the loan. For the September 28, 1998 portion of the term loan, the Company allocated $237,805 of the proceeds to warrants, of which $181,207 is a discount to the term loan that will be amortized to income over the 15 month term of the loan. As a result, in 1998, $580,981 was recorded as financing expense in the consolidated statement of operations.

NOTE 8 - ACCRUED LIABILITIES

                                                           DECEMBER 31
                                                  ------------------------------
                                                     1998                1997
                                                  ----------          ----------
Warranty provision .....................          $   90,107          $   54,545
Salaries and benefits ..................              79,640              69,930
Professional fees ......................             161,251              70,438
Interest ...............................             503,037                --
Value added taxes ......................             335,944                --
Other ..................................             553,861              19,815
                                                  ----------          ----------
                                                  $1,723,840          $  214,728
                                                  ==========          ==========

NOTE 9 - SHARE CAPITAL

         In May, 1996, the Company's shares were consolidated on the basis of
0.7308 new shares for each old share. The number of shares, options and warrants and the issue price and option price per share have been adjusted to reflect this on a retroactive basis.

                     VISIBLE GENETICS INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - CONTINUED

(a)      AUTHORIZED AND ISSUED SHARE CAPITAL

         Authorized capital consists of an unlimited number of common shares, without par value, and an unlimited number of preferred shares, without par value. No preferred shares have been issued.

                                                                 NUMBER OF       AVERAGE
                                                               COMMON SHARES    ISSUE PRICE         AMOUNT
                                                               -------------    -----------         ------
BALANCE, DECEMBER 31, 1995..............................         4,437,198                       $ 4,312,262

    Issued on initial public offering, net of issue
    costs...............................................         2,500,000       $  11.50         25,796,443
    Issued for technology license.......................            25,000       $   9.25            231,250
                                                                 ---------        -------         ----------
BALANCE, DECEMBER 31, 1996..............................         6,962,198                        30,339,955
                                                                 =========                        ==========

    Issued for cash under stock option
    arrangements........................................           191,498       $   2.19            419,167
    Issued for acquisition of Applied Sciences, Inc.....            95,000       $   5.50            522,500
                                                                 ---------        -------         ----------
BALANCE, DECEMBER 31, 1997..............................         7,248,696                        31,281,622
                                                                 =========                        ==========
    Issued for cash under stock option
    arrangements........................................           385,548       $   2.39            921,395
    Issued for acquisition of ACT Gene S.A..............            85,000       $   5.78            490,875
    Issued for private placement offering, net of
    issue costs.........................................         1,528,989       $   9.88         13,718,793
                                                                 ---------        -------         ----------
BALANCE, DECEMBER 31, 1998..............................         9,248,233                       $46,412,685
                                                                 =========                        ==========



         The value of the warrants issued in connection with the private placement (Note 9(e)) in the amount of $444,572 has been recorded as a reduction of the proceeds of issue and an increase to warrants included in Other equity (Note 9(b)). The fair market value of the warrants is estimated at the date of grant using the Black-Scholes option valuation model based upon the following assumptions: dividend yield - nil, risk-free interest rate - 4.0%, average expected volatility - 65%, expected term - 2.5 years.



(b)      OTHER EQUITY

                                             1998            1997            1996
                                         -----------     -----------     -----------
Deferred compensation costs .........    $      --       $   (77,469)    $  (354,786)
Options .............................        922,714         922,714         949,964
Warrants ............................      1,610,791          80,115          80,115
Contributed surplus .................         61,250          61,250          61,250
Loan to an officer to purchase shares       (323,405)       (323,405)       (323,405)
Employee share purchase loans .......        (38,885)        (47,144)        (85,536)
                                         -----------     -----------     -----------
                                         $ 2,232,465     $   616,061     $   327,602
                                         ===========     ===========     ===========

                     VISIBLE GENETICS INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - CONTINUED

         Employee share purchase loans are non-recourse, repayable in November, 1999, and secured only by the shares themselves. The loan to an officer was made in July 1996 to purchase shares of the Company and is with recourse. The loan is interest free and is repayable in 2006.

(c)      DEFERRED COMPENSATION COSTS

                                            1998          1997          1996
                                          ---------     ---------     ---------
Balance, beginning of year ...........    $ (77,469)    $(354,786)    $(307,781)
Options granted less cancellation ....         --          27,250      (386,846)
Charged to expense during the year ...       77,469       250,067       339,841
                                          ---------     ---------     ---------
BALANCE, END OF YEAR .................    $    --       $ (77,469)    $(354,786)
                                          =========     =========     =========

(d)      OPTIONS

         The Company has incentive plans under which options to purchase common shares may be granted to its employees, consultants or directors at the discretion of the Board of Directors. Options for an aggregate of 2,260,901 shares may be granted, subject to shareholder ratification. Under the plans, each option is for the purchase of one common share, expires up to ten years from the date of issue, and is generally earned over a three year period. There are no repurchase features. Options issued to employees may be cancelled if employment is terminated within three years. The number of options that may be cancelled is reduced in stages over that period. Options issued to employees after May, 1996 must be exercised within 90 days of the termination of employment.


                                                                      WEIGHTED AVERAGE
                                                         NUMBER        EXERCISE PRICE
                                                       ----------     ----------------
BALANCE, DECEMBER 31, 1995 ...................            623,436          $1.61
     Granted at $2.01 to $11.50 ..............            612,189          $5.55
                                                       ----------          -----
BALANCE, DECEMBER 31, 1996 ...................          1,235,625          $3.56
                                                       ==========          =====

     Granted at $3.50 to $11.50 ..............            527,580          $5.25
     Exercised ...............................           (191,498)         $2.19
     Cancelled ...............................            (20,237)         $3.50
                                                       ----------          -----
BALANCE, DECEMBER 31, 1997 ...................          1,551,470          $4.32
                                                       ==========          =====

     Granted at $7.70 to $10.98 ..............            580,364          $8.26
     Exercised ...............................           (387,881)         $2.41
     Cancelled ...............................            (45,902)         $4.01
                                                       ----------          -----
BALANCE, DECEMBER 31, 1998 ...................          1,698,051          $6.11
                                                       ==========          =====


         The fair market value of employee options granted in 1998 was approximately $2,397,000 (1997 - $1,342,000; 1996 - $1,741,000). If employee options granted had been recorded at their fair market value, the pro forma net loss in 1998 would have been $16,753,000 or $(2.15) per share (1997 - $(11,443,000) or $(1.62) per share; 1996 - $(5,744,000) or $(0.99) per share).

                     VISIBLE GENETICS INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - CONTINUED

         The fair market value of each option is estimated at the date of grant using the Black-Scholes option valuation model based upon the following assumptions: dividend yield - nil, risk-free interest rate (for four-year zero coupon bond) - 5.0%, average expected volatility - 65%, expected average option term - 4 years. The weighted average fair value for options granted in 1998 was $4.13 (1997 - $2.63; 1996 - $2.78).

         The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock option plans have characteristics significantly different from those of traded options, and because change in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                            NUMBER         WEIGHTED AVERAGE                           NUMBER         WEIGHTED AVERAGE
                        OUTSTANDING AT    EXERCISE PRICE OF                        EXERCISABLE AT     EXERCISE PRICE
 RANGE OF EXERCISE       DECEMBER 31,        OUTSTANDING      WEIGHTED AVERAGE      DECEMBER 31,      OF EXERCISABLE
       PRICES                1998               OPTIONS        REMAINING LIFE           1998              OPTIONS
 -----------------       ------------       --------------     --------------      -------------      ---------------
Cdn$1.37-3.42               276,114            Cdn$2.41           6.3 years            273,069            Cdn$2.41
        US$3.50             485,111             US$3.50           7.8 years            358,623             US$3.50
    $4.45-$6.07              32,400               $5.85           8.7 years             11,800               $5.73
    $7.12-$7.84             390,429               $7.79           9.1 years            181,961               $7.77
    $8.00-$9.35             319,167               $9.11           9.5 years            133,084               $8.08
 $10.00-$11.50              194,830              $11.20           9.3 years            167,080              $11.46
                          ---------              ------                              ---------
                          1,698,051               $6.19                              1,125,617
                          =========              ======                              =========

(e)      WARRANTS

         During 1998, 540,000 warrants were issued at $10.00 per share in connection with a term loan financing (Note 7). 420,000 of the warrants are exercisable until April 30, 2003 and 120,000 are exercisable until September 29, 2003.

         Also during 1998, 121,951 warrants were issued at $12.81 per share in connection with a private placement of common shares. The warrants are exercisable until November 19, 2003. During 1996, 76,734 warrants were issued at $6.90 per share in connection with bridge financing that was subsequently repaid. The warrants are exercisable until March 7, 2001. All warrants remain outstanding at December 31, 1998.

                     VISIBLE GENETICS INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - ACQUISITIONS



         Effective April, 1998, the Company acquired 100% of the shares of ACT Gene S.A., a DNA diagnostic testing company, for 85,000 common shares of the Company, and cash payable of $650,000. The acquisition was accounted for as a purchase, and resulted in the recording of an excess of purchase price over tangible net assets of $488,000, of which $420,043 was recorded as in-process research and development, and reflected as an expense in 1998. The nature of the acquired research and development relates to the cost and time pertaining to the development of a test kit and research clinical samples necessary for the development of several kits designed for use with DNA sequencing systems. As of April, 1998 the kit was approximately 80% completed and was expected to be completed during 1999. Projected incremental cash flows of these projects were discounted using discounts rates ranging from 60% to 70%. The primary risk factor affecting the commercialization of each of these products is the receipt of FDA and foreign regulatory agency approvals for use in the clinical diagnostic market.





         Effective October, 1997, the Company acquired 100% of the shares of Applied Sciences, Inc., a DNA diagnostic testing company, for 95,000 common shares of the Company, and the assumption of all liabilities (including $90,000 which was repaid to the former shareholders of Applied Sciences, Inc.), as well as a deficit of $132,000. The acquisition was accounted for as a purchase, and resulted in the recording of an excess of purchase price over tangible net assets of $654,621 which was recorded as in-process research and development, and reflected as an expense in 1997. The nature of the acquired research and development relates to the cost and time pertaining to the development of certain test kits designed for use with DNA sequencing systems. As of October 1997, these kits were approximately 20 to 50% completed. Development of one kit was completed in the fourth quarter of 1998, and the remaining kits are expected to be completed during 2000. Projected incremental cash flows of these projects were discounted using discount rates ranging from 60% to 70%. The primary risk factor affecting the commercialization of each of these products is the receipt of FDA and foreign regulatory agency approvals for use in the clinical diagnostic market.



NOTE 11 - INCOME TAXES

         The Company's income tax provision has been determined as follows:


                                                       YEAR ENDED DECEMBER 31,
                                          ----------------------------------------------
                                              1998             1997             1996
                                          ------------     ------------     ------------
Net loss for the period comprised of:

  Domestic ...........................    $ (6,195,350)    $ (8,472,572)    $ (5,164,684)
  Foreign ............................      (8,695,611)      (1,943,174)               _
                                          ------------     ------------     ------------
                                          $(14,890,961)    $(10,415,746)    $ (5,164,684)

Income taxes at 44.6% ................    $ (6,641,369)    $ (4,645,423)    $ (2,287,955)
Decrease resulting from permanent non-
    tax deductible expense ...........          52,182          412,842          113,000
Decrease resulting from foreign rate
    differences ......................         114,856             --               --
Increase in valuation allowance ......       6,474,331        4,232,581        2,174,955
                                          ------------     ------------     ------------
                                          $         --     $         --     $         --
                                          ============     ============     ============

                     VISIBLE GENETICS INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 11 - CONTINUED



         As at December 31, 1998, the Company has available losses of approximately $10,600,000 that may be used to reduce taxable income in Canada in future years. These losses will expire $453,000 in 2001, $1,393,000 in 2002, $2,679,000 in 2003, $4,340,000 in 2004, and $1,735,000 in 2005. As of December
31, 1998, the Company has available losses of approximately $6,994,000 that may be used to reduce taxable income in the United States of America, which expire $1,655,000 in 2012 and $5,339,000 in 2013. As of December 31, 1998, the Company
has available losses of approximately $1,499,000 that may be used to reduce taxable income in the Netherlands, which can be carried forward indefinitely.

         Certain scientific research and development expenditures eligible for tax purposes, incurred by the Company, may be deferred and deducted in future years. These unclaimed deductions, which can be carried forward indefinitely, amounted to approximately $9,200,000 at December 31, 1998. In addition, the Company has earned non-refundable investment tax credits amounting to approximately $2,013,000 that can be applied to reduce future income taxes payable. These expire $474,000 in 2006, $701,000 in 2007 and $838,000 in 2008.

         The benefit of these losses, unclaimed deductions and non-refundable investment tax credits has not been reflected in these financial statements.



         The deferred tax balances are summarized as follows:




                                                    1998               1997
                                                ------------       ------------
DEFERRED TAX ASSETS
Research expenses ........................         4,122,100          2,274,300
Non-capital losses .......................         8,483,100          5,987,800
Investment tax credits ...................         1,114,700            642,200
Fixed assets .............................           239,000            149,700
Warranty and other provisions ............            25,600             27,500
                                                ------------       ------------
                                                  13,984,500          9,081,500
Valuation allowance ......................       (13,984,500)        (9,081,500)
                                                ------------       ------------
Net deferred tax asset (liability) .......      $       --         $       --
                                                ============       ============


         The valuation allowance increased by $4,903,000 during 1998 (1997 - $5,334,200). Realization of the future tax benefits related to the deferred tax assets is dependent upon many factors, including the Company's ability to generate taxable income within the loss carryforward periods.

NOTE 12 - SEGMENTED INFORMATION

         In 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This replaced the previous industry segment approach with disclosure based upon the internal organization used by management for making operating decisions and assessing performance. SFAS No. 131 also requires disclosures as to products and services, geographic areas and major customers. The adoption of SFAS No. 131 did not affect results of operations or financial position, but did affect the disclosure of segment information. The Company's reportable segments are Sequencing Systems, GeneKits and other Consumables, and Testing services. The accounting policies of the segments are the same as those described above in Note 2, "Summary of significant accounting policies."

                     VISIBLE GENETICS INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 12 - CONTINUED




1998
                      SEQUENCING   GENEKITS AND OTHER                    RECONCILING
                       SYSTEMS        CONSUMABLES    TESTING SERVICES       ITEMS           TOTAL
                     ------------   ---------------  ----------------   --------------   ------------
Revenues             $  8,042,421     $  1,379,512     $  1,453,415              --      $ 10,875,348
Depreciation and
Amortization             (388,708)        (666,061)        (233,828)             --        (1,288,597)
Profit (loss)
  from operations
  before interest     (10,879,023)      (3,023,804)         299,805     $  (420,043)(1)   (14,023,065)
Additions to
  Fixed assets          1,164,681        1,137,904        1,011,041                         3,313,626
Total assets            8,859,003        5,281,294        2,368,161      11,274,077 (2)    27,782,535

RECONCILING ITEMS CONSIST OF: (1) ACQUIRED RESEARCH AND DEVELOPMENT (NOTE 10)
                              (2) CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS



1997
                      SEQUENCING   GENEKITS AND OTHER                    RECONCILING
                       SYSTEMS        CONSUMABLES    TESTING SERVICES       ITEMS           TOTAL
                     ------------   ---------------  ----------------   --------------   ------------
Revenues             $  2,720,843     $    246,851     $     65,041              --      $  3,032,735
Depreciation and
  Amortization           (252,020)        (362,688)         (31,599)             --          (646,307)
Profit (loss)
  from operations
  before interest      (9,592,047)        (874,149)         (66,677)    $  (654,621)(3)   (11,187,494)
Additions to
  Fixed assets            405,799          504,142          204,256                         1,114,197
Total assets            4,126,088        2,002,571          199,812       7,607,901(4)     13,936,372

RECONCILING ITEMS CONSIST OF: (3) ACQUIRED RESEARCH AND DEVELOPMENT (NOTE 10)
                              (4) CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

         In 1996, the Company only operated in the Sequencing Systems segment. Total assets for that segment at December 31, 1996 were $3,678,056, which excludes Cash, cash equivalents and short-term investments of $18,927,590.

                     VISIBLE GENETICS INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - CONTINUED


     GEOGRAPHIC INFORMATION - YEARS ENDED DECEMBER 31
     REVENUES, BY CUSTOMER LOCATION                                             1998           1997           1996
     ------------------------------                                          -----------    -----------    -----------
              NORTH AMERICA
     Canada                                                                  $   844,863    $   542,716      $  87,471
     United States                                                             6,554,232      2,278,246        741,823
                                                                             -----------    -----------    -----------
                                                                               7,399,095      2,820,962        829,294

              EUROPE
     France                                                                    1,616,788           --             --
     Other Europe                                                              1,375,417        161,837        148,845
                                                                             -----------    -----------    -----------
                                                                               2,992,205        161,837        148,845

     ASIA AND LATIN AMERICA                                                      484,048         49,937           --
                                                                             -----------    -----------    -----------
                                                                             $10,875,348    $ 3,032,736    $   978,139
                                                                             ===========    ===========    ===========

     GEOGRAPHIC INFORMATION - YEARS ENDED DECEMBER 31
     FIXED ASSETS                                                               1998                          1997
     ------------                                                            -----------                   -----------
     Canada                                                                  $ 2,346,394                   $   928,350
     United States                                                             1,083,788                       459,983
     France                                                                      446,981                        62,647
                                                                             -----------                   -----------
                                                                             $ 3,877,163                   $ 1,450,980
                                                                             ===========                   ===========


         In 1996, substantially all of the Company's fixed assets were located in Canada.



         In 1998, one customer accounted for 30% of sales, of which 29% comprised Sequencing Systems and 1% comprised GeneKits and other Consumables (1997 - no customer accounted for more than 10% of sales; 1996 - two customers each accounted for approximately 15% of sales, of which the entire amounts comprised Sequencing Systems).



NOTE 13 - COMMITMENTS

         The Company has entered into operating leases for premises and equipment as follows:

1999                                                                $   960,981
2000                                                                    718,162
2001                                                                    336,460
2002                                                                    224,584
2003                                                                     55,532
                                                                    -----------
                                                                    $ 2,295,719
                                                                    ===========

         The Company is committed to make a payment under a license agreement of $350,000 in 1999. The Company has collaborative arrangements with certain third parties that provide for royalty payments. To date, commitments under such arrangements have not been material. Rent expense was $554,497 in 1998 (1997 - $284,396; 1996 - $ 71,530).

                     VISIBLE GENETICS INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - RELATED PARTY TRANSACTIONS

         During 1998, the Company incurred legal fees to a law firm, in which a partner is a director of the Company, of $164,624 (1997 - $183,627; 1996 - $321,518). During 1998, the Company incurred consulting fees to a firm, of which the president was a director of the Company, of $280,000 (1997 - nil; 1996-nil). Other receivables include a loan and unpaid interest due from a Company officer and director aggregating $55,614 (1997 - $72,018; 1996 - nil).

NOTE 15 - COMPARATIVE FIGURES

         Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current year.