Form 20-F
period 1999-12-31
VISIBLE GENETICS INC
filed 2000-03-13
CIK 1010819

     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 13, 2000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F
              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

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

   As of December 31, 1999, the Registrant had outstanding 11,622,115 Common
                                    Shares.

    Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

                               Yes /X/    No / /

    Indicate by check mark which financial statement item the Registrant has elected to follow:

                           Item 17 / /    Item 18 /X/

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             VISIBLE GENETICS INC.

                           ANNUAL REPORT ON FORM 20-F

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                               TABLE OF CONTENTS


PART I
          Item 1.   Description of Business.....................................      2
          Item 2.   Description of Property.....................................     35
          Item 3.   Legal Proceedings...........................................     36
          Item 4.   Control of Registrant.......................................     37
          Item 5.   Nature of Trading Market....................................     38
          Item 6.   Exchange Controls and Other Limitations Affecting Security
                    Holders.....................................................     38
          Item 7.   Taxation....................................................     39
          Item 8.   Selected Financial Data.....................................     46
          Item 9.   Management's Discussion and Analysis of Financial Condition
                    and Results of Operations...................................     47
          Item 9A.  Quantitative and Qualitative Disclosures About Market
                    Risk........................................................     53
          Item 10.  Directors and Officers of Registrant........................     54
          Item 11.  Compensation of Directors and Officers......................     56
          Item 12.  Options to Purchase Securities from Registrant or
                    Subsidiaries................................................     57
          Item 13.  Interest of Management in Certain Transactions..............     57
PART II
          Item 14.  Description of Securities to Be Registered..................     58
PART III
          Item 15.  Defaults Upon Senior Securities.............................     58
          Item 16.  Changes in Securities and Changes in Security for Registered
                    Securities..................................................     58
PART IV
          Item 17.  Financial Statements........................................     59
          Item 18.  Financial Statements........................................     59
          Item 19.  Financial Statements and Exhibits...........................     59

                                     PART I

    THIS ANNUAL REPORT CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. THESE STATEMENTS RELATE TO OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THESE STATEMENTS. FACTORS THAT COULD CONTRIBUTE TO THESE DIFFERENCES INCLUDE THOSE DISCUSSED IN "DESCRIPTION OF BUSINESS--RISK FACTORS" AND ELSEWHERE IN THIS ANNUAL REPORT.

ITEM 1. DESCRIPTION OF BUSINESS.

OVERVIEW

    We develop, manufacture and sell integrated DNA sequencing systems that analyze genetic information to improve the treatment of selected diseases. Our strategy is to become a leader in the emerging field of pharmacogenomics. Pharmacogenomics is the science of individualizing therapy based on genetic differences across patients. Our genotyping technology, which employs DNA sequencing, enables the analysis in the clinical diagnostic laboratory of individual genetic variations. DNA sequencing is generally considered the most thorough and accurate method for genotyping diseases. We believe that individualizing therapy through pharmacogenomics will improve the treatment of many diseases, such as Human Immunodeficiency Virus, or HIV, hepatitis B, hepatitis C, tuberculosis and eventually some cancers.

    Our OpenGene System consists of automated DNA sequencers, disposable gel cassettes, related equipment and software and disease-specific GeneKits. Our GeneKits contain the necessary chemicals, reagents, third-party licenses and other consumables and materials required for sequencing specific disease-associated genes. We have developed GeneKits for HIV and HLA (used for tissue typing, for example, in organ transplants). We are developing GeneKits for hepatitis B, hepatitis C and tuberculosis. We began selling our DNA sequencers and related equipment and consumables to the research and clinical research markets in the third quarter of 1996 and began selling GeneKits into the same markets in the third quarter of 1997.

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

    Two initial clinical trials, including one that we conducted, have shown that patients whose drug therapy is managed using HIV genotyping had greater reductions in viral load than HIV patients who were not genotyped. In June 1999, we completed a European trial, which we call VIRADAPT, which showed, among other things, that after six months patients who received standard of care treatment and underwent periodic genotyping had a mean decrease in viral load of approximately 93% as compared to a mean decrease in viral load of approximately 79% in the non-genotyping group. In addition, after 6 months, 32% of the patients in the genotyping group had undetectable viral loads as compared to 14% of patients in the non-genotyping group. The other trial, called GART, was funded by the National Institutes of Health, or NIH, and was completed in the United States in December 1998. It showed that, at the end of 8 weeks, patients who received standard of care treatment and underwent periodic genotyping had a mean decrease in viral load of approximately 93%, as compared to 76% to patients in the non-genotyping group.

    Also in June 1999, we initiated a trial called SEARCH to test the clinical utility of our HIV OpenGene System in genotyping HIV infected patients. Based on the results from the VIRADAPT and GART clinical trials, the FDA has advised us that we are not required to complete the SEARCH trial and has indicated that we will not be required to demonstrate further the clinical utility of our HIV OpenGene

System in the treatment of HIV infected individuals. We plan to apply to the FDA during 2000 for approval to sell our HIV OpenGene System to the clinical diagnostic market.

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

    PHARMACOGENOMICS. Different people often respond in different ways to the same drug. A drug that is safe and effective in one patient may be toxic or ineffective in another. We believe that some of these differences in response may reflect underlying genetic differences between the individuals concerned. Pharmacogenomics seeks to establish correlations between specific genetic variations and specific responses to drugs. By establishing such correlations, pharmacogenomics may permit both new and existing drugs to be targeted to those patients in whom they are most likely to be both effective and safe.

    GENOTYPING. Genotyping is the act of selecting and reading the sequence of nucleotides in a specific strand of DNA in order to understand how changes in the DNA may influence the onset and treatment of some diseases and medical conditions.

    Genotyping is used by scientists, researchers and clinicians to identify:

    - genes as potential targets for therapeutic intervention;

    - mutations in a gene that may predispose an individual to a particular disease;

    - genetic variation among individuals that may cause different reactions to drug treatment; and

    - mutations in the genes of infectious organisms (such as viruses and bacteria) and tumors that may result in drug resistance, thereby influencing treatment methods.

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

    DNA probes are highly specific, target single mutations, and require advance knowledge of the target mutation. Probes are susceptible to producing erroneous results because they are affected by variations in the sequence immediately surrounding their targeted mutation. As a result, DNA probes are effective in detecting diseases only when the disease-associated mutation is at a fixed, known location within a gene or when the sequence within a particular gene is stable. However, in diseases where the mutation causing the disease is not known, probe-based technology is not as effective. Probes also may not effectively provide genotypes for infectious pathogens, such as viruses, in which the DNA sequence is highly variable or where mutations occur to evade immune responses or to develop drug resistance.

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

DNA SEQUENCING MARKETS

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

LIMITATIONS OF EXISTING DNA SEQUENCING PRODUCTS

    Historically, automated DNA sequencers and related products used for genotyping have been developed primarily to meet the needs of the research and clinical research markets. We are not aware of any FDA approved DNA sequencing tests for the clinical diagnostic market. Existing DNA sequencing products typically do not address the needs of the clinical diagnostic market because:

    - they cannot sequence DNA strands quickly enough to satisfy diagnostic turnaround times;

    - they are designed to sequence long DNA segments and therefore may not be efficient for sequencing shorter DNA segments typical in clinical diagnostic testing;

    - they are expensive;

    - they are too large for most clinical laboratories;

    - they use gels usually prepared manually in a process that is time consuming and may result in exposure of laboratory technicians to dangerous chemicals; and

    - they use homebrew tests, reagents, chemicals and protocols that are not typically subject to the standardized procedures or quality control processes necessary for reliable results.

OUR SOLUTION

    Our OpenGene System consists of automated DNA sequencers, disposable gel cassettes, related equipment and software and disease-specific GeneKits. Our OpenGene System has been designed expressly to meet the needs of the clinical diagnostic market. We believe that our integrated OpenGene System provides a cost effective and efficient clinical diagnostic solution that will make DNA sequencing a viable diagnostic tool for the management of selected diseases and medical conditions because:

    - it reads DNA strands faster than existing sequencers designed for the research market;

    - it is designed to efficiently read and analyze the shorter DNA strands typically used for clinical diagnosis;

    - it is significantly less expensive than comparable sequencers designed for the research market;

    - it is small and lightweight;

    - it utilizes easy to use disposable gel cassettes;

    - it includes our proprietary software package designed for DNA analysis and patient data management;

    - our GeneKits include the reagents, primers and other chemicals, third-party licenses, software and other materials required to conduct tests for specific disease-associated genes; and

    - our GeneKits are standardized, validated and undergo quality control testing to provide reliable, reproducible results.

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

    To date, a substantial portion of our revenues have been generated from sales to the research and clinical research markets. We expect to continue to sell to both of these markets even if we receive FDA approval for clinical diagnostic use of our HIV OpenGene System and other products.

OUR BUSINESS STRATEGY

    Our objective is to be a leader in the emerging field of pharmacogenomics. Our goal is to enable clinicians to use genetic information to monitor and customize treatment of diseases, initially for HIV and later for other diseases. Key elements of our business strategy are to:

    - PROVIDE AN INTEGRATED GENOTYPING SOLUTION FOR THE CLINICAL DIAGNOSTIC MARKET. We intend to meet the needs of the clinical diagnostic market by providing an efficient, inexpensive, easy-to-use genotyping solution. Our integrated OpenGene System, which we believe incorporates these features, includes automated DNA sequencers, disposable gel cassettes, related equipment and software, and disease-specific GeneKits. We designed this system for the clinical diagnostic market.

    - TARGET THE HIV GENOTYPING MARKET. We are focusing initially on the HIV market because there is clinical evidence to suggest that genotyping may be effective in managing the treatment of this disease. By identifying mutations in HIV through genotyping and consistently countering these mutations with appropriate drug therapy, we believe drug treatment can be administered and monitored more effectively. We intend to seek approval from the FDA and other regulatory authorities to sell our HIV OpenGene System for clinical diagnostic use in the United States and elsewhere.

    - LEVERAGE OUR OPENGENE SYSTEM FOR ADDITIONAL APPLICATIONS. We are developing other disease-specific GeneKits that we believe have the potential to eliminate or reduce more time consuming and/or expensive tests and that may enable clinicians to better monitor and manage patient treatment. In addition to our HIV GeneKit, we have developed GeneKits for HLA (used for tissue typing, for example, in organ transplants), and are developing GeneKits for hepatitis B, hepatitis C, tuberculosis and other species of HIV not tested for in our current HIV GeneKit.

    - OFFER A WIDE RANGE OF TESTING AND SEQUENCING SERVICES. We maintain accredited reference testing laboratories that provide genotyping and other testing services for HIV, hepatitis B, hepatitis C, other infectious diseases and various genes associated with cancer. We believe that the data which we obtain in providing these services will also assist us in our efforts to develop new GeneKits and other technologies.

    - PROVIDE SOPHISTICATED SOFTWARE FOR THE CLINICAL RESEARCH AND DIAGNOSTIC MARKETS. Our GeneObjects Software operates our OpenGene System, analyzes the results, and prints out a report that shows the drugs to which a patient has become resistant. This software was designed to meet the needs of clinical research and clinical diagnostic markets. We are also developing an enhanced version of this software, called TRUGENE CMS, which is specifically targeted to the clinical diagnostic market and will simplify the work flow and report generation for disease specific applications.

    - TAILOR OUR MARKETING EFFORTS TO LOCAL MARKETS. We have established and are expanding our sales and marketing force in the United States, Canada, selected European countries and in other areas where we believe that the size of the market and our familiarity with regulatory and other local conditions justify the development of our own sales force. In selected geographic and product markets where we believe that regulatory and other market factors make it more prudent to rely on a third-party local sales and marketing effort, we seek to enter into distribution and marketing arrangements with leading distributors.

    - MAINTAIN OUR TECHNOLOGICAL LEADERSHIP IN GENOTYPING. We plan to continue to invest significant resources in research and development so that we may continue to provide customers with advanced genotyping technologies and products. Where we believe it is cost effective or otherwise appropriate, we will continue to license and acquire technologies and products to include in our OpenGene System and GeneKits. We will also seek to continue to collaborate with hospitals, academic institutions, pharmaceutical companies and life science companies to develop additional GeneKits and other products.

OUR INTEGRATED OPENGENE SYSTEM

    Our integrated OpenGene System includes the following components:

    SEQUENCING SYSTEMS Sequencing systems consist of automated DNA sequencers and related equipment.

    SOFTWARE SYSTEMS. Software systems consist of our proprietary GeneObjects and TRUGENE CMS DNA analysis and data management software.

    GENEKITS AND OTHER CONSUMABLES. GeneKits consist of various reagents, enzymes, primers and other chemicals, and other consumables consist of disposable gel cassettes, acrylamide and other materials.

SEQUENCING SYSTEMS

    LONG-READ TOWER AUTOMATED DNA SEQUENCER. The Long-Read Tower is a two-dye automated sequencer that can read 400 bases in approximately 40 minutes with high accuracy, suitable for clinical diagnostic applications, and can also read longer DNA sequences used in some research applications. Using our proprietary Long-Read MicroCel cassettes, the Long-Read Tower can read 1,000 bases in under 4 hours with high accuracy. The Long-Read Tower can read 16 lanes and test up to 8 patient samples per gel cassette, and can be networked with other Long-Read Towers or Clippers so that multiple units can run from a single workstation, thereby allowing for a significantly greater number of patient samples to be tested simultaneously. The Long-Read Tower is small (47cm x 39cm x 26cm) and lightweight relative to competitive instruments, and sells at retail prices significantly below comparable automated DNA sequencers. The Long-Read Tower can be connected to almost any computer network, has no moving parts and consumes only 300 watts of power.

    CLIPPER. The MicroGene Clipper automated DNA sequencer is a smaller version of our Long-Read Tower which, using our proprietary MicroCel cassettes, can read 300 bases in approximately 30 minutes with high accuracy, and is suitable for clinical diagnostic applications. The Clipper can read 16 lanes and test up to 8 patient samples per gel cassette, and can be networked so that multiple units can run from a single workstation, thereby allowing for a significantly greater number of patient samples to be tested simultaneously. The Clipper is small (35 cm x 40 cm x 26 cm) and lightweight. The Clipper sells at retail prices significantly below comparable automated DNA sequencers. The Clipper can be connected to almost any computer network, has no moving parts and consumes only 300 watts of power.

    SEQ4X4. The Seq4x4 automated DNA sequencer is marketed by Amersham as the Amersham Pharmacia Biotech Seq4x4-TM- built to Amersham's specifications to work with Amersham's one color Cy 5.5 terminator chemistry and ThermoSequenase-TM-Kits. The Seq4x4 is a less expensive version of the Clipper that includes many of the features of the Clipper; however, it is a 16 lane one-dye sequencer, and cannot be networked with other sequencers. The Seq4x4 is sold to the research market where it can be used to complement or replace significantly slower manual DNA sequencing methods and to complement currently available, more expensive automated DNA sequencers.

    GEL TOASTER. The Gel Toaster is a compact (47 cm x 39 cm x 26 cm), lightweight device that uses ultraviolet light to polymerize, or cure, liquid acrylamide that has been injected into the Long-Read MicroCel. The acrylamide gel is the medium through which the DNA is separated for sequencing. We also sell a toaster for use with the Seq4x4. This toaster's dimensions are 33 cm x
11.4 cm x 30.5 cm.

SOFTWARE SYSTEMS

    GENEOBJECTS. GeneObjects is our DNA analysis and data management software package which we have designed for use with our sequencing systems. It automates portions of the test process and facilitates analysis and diagnosis. It also automates certain laboratory management tasks. GeneObjects software is able to sort, analyze and store data by patient (regardless of the test or gel source from which the data is derived) or by the test performed. GeneObjects can also be used to control multiple sequencers over the network from a single workstation. It can use existing microcomputers and sequencers, or be installed as a turnkey system with state-of-the-art hardware.

    TRUGENE CMS. TRUGENE CMS, an enhanced version of our GeneObjects software, is a software system we are developing for genotypic analysis of large quantities of patient samples in a clinical diagnostic setting. The first application will be for HIV. The software design is based on the assembly line concept. A sample, once received by a laboratory for processing, will be registered with TRUGENE CMS. The new sample will be placed on the assembly line's conveyer so that it can be passed along from stage to stage in a specific order. The final product of this assembly line is a report for the registered sample. TRUGENE CMS is being designed to work with various protocols, each of which defines how many stages are on the assembly line, what each stage should do, and what information the final report should contain.

GENEKITS AND OTHER CONSUMABLES

    GENEKITS. We sell to the research and clinical research markets a series of GeneKits which assist in identifying disease-associated genetic mutations and gene sequences. Our HIV GeneKit, is described in the section of this prospectus entitled "--Applications For Our OpenGene System--HIV." Other GeneKits which we sell or are developing are described in the section of this annual report entitled "--Applications For Our OpenGene System."

    GENEKIT TECHNOLOGIES. We developed and are developing GeneKits with features designed to make our GeneKits suitable for the clinical diagnostic market. We use certain technologies proprietary to us, and other technologies licensed to us, to ensure that our GeneKits will meet the needs of this market. These technologies include our stratified matrix testing method, CLIP and CAS technology, polymerase chain reaction technology, or PCR, and an extraction technology referred to as Boom technology. We have U.S. patents covering our stratified matrix testing method and CLIP technology. We license the PCR technology from Roche Molecular Systems, Inc. and F. Hoffmann-LaRoche Ltd., the CAS technology from Genassiance Pharmaceuticals, Inc. and the Boom technology from Organon Teknika.

    Our proprietary CLIP technology enables DNA samples to be prepared in a single test-tube, single-step process that replaces the multiple individual steps currently required to prepare a sample for DNA sequencing. This technology saves time and reduces the cost of DNA sequence-based diagnostic testing, which is important to the clinical diagnostic market. Our CLIP technology is also more sensitive than traditional techniques, which is especially useful for managing viral diseases because it permits the genotyping of patients with very low viral loads that other methods cannot detect. As a result, using CLIP, HIV patients with low viral loads can be genotyped and treated before drug resistance develops and their viral loads increase. Our exclusive license from Genassiance Pharmaceuticals permits us to use CAS technology solely for diagnostic applications. CAS technology performs similar functions to CLIP technology, using different enzyme chemistry on DNA.

    PCR is a powerful laboratory technique that can detect, copy and amplify specific DNA sequences. Amplifying the DNA is an essential part of DNA sequencing because it allows the technician to start with minute amounts of DNA and finish with at least a million-fold increase in the number of DNA molecules, ensuring that a sufficient amount of DNA is available to obtain the sequence.

    Boom technology enables sensitive, reproducible and accurate extractions of RNA and DNA from blood plasma samples, and from body fluids such as semen and cerebral spinal fluid. The Boom method is especially valuable in HIV genotyping for patients with low viral load. In connection with obtaining the Boom technology license, we granted Organon Teknika a right of first refusal to certain improvements we may develop to DNA sequencing and extraction technology and to some of our reagents and uses of our CLIP technology.

    MICROCEL CASSETTE. The MicroCel Cassette is a disposable, polyacrylamide electrophoretic gel cassette which acts as the detection medium for the Long-Read Tower, Clipper and the Seq4x4. The gel is injected into the cassette. After the cassette is cured, it is placed into the sequencer for DNA sequencing and other tests. The cassette is comprised of two small glass plates, has a 50 micron gap and can be filled with acrylamide and cured in three minutes through a semi-automated process which uses our Gel Toaster and SureFill products. Competitive sequencers typically use significantly thicker (200-500 micron gap) gel systems which are assembled manually by technicians and must be disassembled and cleaned after use. We manufacture the MicroGel cassette in three sizes for use with our different DNA sequencers.

    SUREFILL CARTRIDGE. The acrylamide injected into the MicroCel cassettes is supplied in a 10 cm long disposable syringe-based SureFill cartridge that contains necessary ingredients to fill 10 MicroCels. SureFill protects the technician from directly handling potentially dangerous chemicals and simplifies the gel preparation process.

TESTING, SEQUENCING AND OTHER SERVICES

    We provide DNA testing, sequencing and other services for HIV, hepatitis B, hepatitis C, and other infectious diseases as well as for certain cancers.

    We operate an accredited reference testing laboratory in Norcross, Georgia, that specializes in high resolution genotyping of HIV and other viruses associated with secondary opportunistic infections of patients with AIDS. This facility also provides high resolution DNA sequencing of hepatitis B, cytomegalovirus and other viruses that commonly infect AIDS patients. Our facility in Evry, France, carries out DNA diagnostic testing and sequencing services in Europe, including genotyping tests for HIV, hepatitis C and other tests.

    We also maintain a library of cultures of HIV strains with known drug resistant mutations and a patient database on viral drug resistance and high resolution DNA sequencing data. This data may be used to screen new drugs for possible viral resistance and to identify patterns of cross resistance to new drugs as well as for the development of new AIDS treatment strategies.

APPLICATIONS FOR OUR OPENGENE SYSTEM

HIV

    Our HIV OpenGene System will enable physicians to genotype the major HIV species infecting patients and to diagnose and treat HIV based upon the mutations present in the virus. Our GeneKit contains all of the reagents, chemicals, third-party licenses and other materials required to sequence the DNA from the protease and reverse transcriptase regions of the virus, which are known to develop mutations that make the virus resistant to drugs. We initiated the sale of our HIV GeneKit, which we call the TRUGENE HIV-1 Genotyping Kit, for use in the clinical research market in the fourth quarter of 1998. We have a patent application pending in the United States and in some foreign countries covering various aspects of our HIV GeneKit.

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

    Currently, there are 14 approved anti-HIV drugs. These drugs specifically target the protease and reverse transcriptase enzymes to interfere with and reduce HIV replication. Mutations in the genetic information of the virus that codes for these two enzymes can result in the development of drug resistance. Current drug therapy usually relies on the use of drug cocktails of two or more antiviral drugs, targeting different stages of the HIV life cycle. A number of studies have shown that drugs given in various combinations reduce the viral load in most patients and can significantly improve these patients' overall health. Viral load is a generally used measurement of the concentration of virus in a patient's blood. HIV patients fail drug therapy in many cases either because the virus mutates and develops resistance to drugs, or because the side effects of drugs or the strict dosing regimens are intolerable, leading patients to skip doses or discontinue using the drugs.

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

    To test the clinical usefulness of genotyping HIV to manage a patient's drug therapy, the Community Programs for Clinical Research on AIDS, in conjunction with several universities and funded by the NIH, conducted a 12-week prospective trial in the United States of 100 HIV positive patients. This trial, completed in December 1998, is known as GART, which stands for Genotypic Antiretroviral Resistance Testing. To be eligible, each patient had to have a minimum viral load of 10,000 copies per milliliter. The patients were randomly split into two groups. One group received accepted standard of care treatment, but did not undergo HIV genotyping. The other group received accepted standard of care treatment plus HIV genotyping. Physicians of patients in the genotyping group were able, at their discretion, to adjust medication in response to the genotyping results. The study results showed that the patients treated in the genotyping group had a mean decrease in viral load of approximately 93% at the end of eight weeks, compared to an approximately 76% decrease in patients in the non-genotyping group. This difference was found to be statistically significant.

    OUR CLINICAL TRIALS. In December 1998, the FDA allowed us to initiate human clinical trials of our HIV OpenGene System under our Investigational Device Exemption, or IDE, application. In June 1999, we completed a clinical trial in Europe called VIRADAPT, which demonstrated that patients who received standard of care treatment and whose drug treatments were selected using periodic genotyping had lower viral loads than patients who received standard of care treatment but whose drug treatments were selected without the use of genotyping. This trial was not part of our IDE, but results from this trial will be submitted to support our market approval application. In June 1999, we initiated a trial called under our

IDE called SEARCH to test the clinical utility of our HIV OpenGene System in genotyping HIV infected patients. Based on positive clinical trial results to date, the FDA has advised us that we are not required to complete the SEARCH trial. We began our proficiency trials, under our IDE, in the third quarter of 1999. In January 2000, we also began a large-scale trial called Vigilance II which will be an open label, cost recovery HIV genotyping study conducted under our IDE.

    The following is a summary of each of these trials:

    - VIRADAPT. In March 1997, prior to our IDE allowance, we sponsored a prospective trial in Europe called VIRADAPT to determine the usefulness of genotyping in managing the treatment of HIV infected patients. The VIRADAPT trial involved 108 HIV infected patients and was scheduled to last 12 months. To be eligible, each patient had to have a minimum viral load of 10,000 copies per milliliter. The patients were randomly split into two groups. The control group received standard of care treatment, but did not undergo periodic genotyping. The genotyping group received standard of care treatment and underwent periodic genotyping allowing the physicians, at their discretion, to adjust medication in response to the genotyping results. Genotypes were done using either homebrew DNA testing methods or an early version of our HIV GeneKit. At the end of six months, interim results showed that patients treated in the genotyping group of the study had a mean decrease in their viral loads of approximately 93% (32% of patients in the genotyping group had undetectable viral loads), as compared to an approximately 79% decrease in viral loads in the non-genotyping group (14% of patients in the non-genotyping group had undetectable viral loads). This difference was found to be statistically significant. In January 1999, on the recommendation of the data safety management committee for the VIRADAPT trial, the control group was stopped on ethical grounds. The committee decision was based in part on the interim results of the VIRADAPT trial and in part on the release of the results of the GART trial in December 1998 which showed decreases in viral loads for the genotyping patients consistent with the VIRADAPT trial. As a result, beginning in January 1999, all patients received standard of care treatment and underwent periodic genotyping. At the end of 12 months, results showed that 28.4% of patients in the original genotyping arm had undetectable viral loads. The mean viral loads for this group were maintained at substantially the same level that existed after six months. The data also showed that of those patients who were switched from standard of care treatment only to standard of care treatment and genotyping, 26% had undetectable viral loans as compared to 14% of patients in this group at the end of six months before the treatment was switched. We are reanalyzing the samples collected in the GART and the VIRADAPT trials using our HIV GeneKit and OpenGene System and plan to include those results in support of our market approval application.

    - SEARCH. The SEARCH trial was intended to test whether patients whose doctors rely on genotyping using our HIV OpenGene System would experience greater reductions in viral load than those patients whose doctors rely only on standard of care treatment. This trial was intended to demonstrate the clinical utility of our system. We began the SEARCH trial in June 1999. To be eligible, each patient must have had a minimum viral load of 1,000 copies per milliliter. Like GART and VIRADAPT, the patients were randomly split into two groups. The control group received standard of care treatment without genotyping, and the genotyping arm received standard of care treatment plus genotyping. In November 1999, the FDA advised us that we are not required to complete the SEARCH trial. The FDA has indicated that it will not require us to demonstrate further the clinical utility of our HIV OpenGene System in the treatment of HIV infected individuals. Based on the FDA's position, we will continue to provide genotyping to all 128 patients currently enrolled in the SEARCH trial. However, enrollment of new patients into SEARCH has been closed.

    - PROFICIENCY TRIAL. The proficiency trial is intended to demonstrate the reliability and performance characteristics of our HIV GeneKits and OpenGene System, which is required by the FDA. We are genotyping approximately 500 plasma samples. We are genotyping the samples using our HIV

      OpenGene System at our subsidiary, Applied Sciences, and at six other U.S. sites with certified technicians. To demonstrate the reproducibility of results produced using our GeneKits, samples from the same patients are tested at multiple sites. Multiple technicians test the same samples and multiple batches of our GeneKits are used to test the same samples. In addition, various interfering drugs or chemical agents are introduced to a series of samples to test the effect of those drugs and agents on the results produced with our GeneKits. We began this trial in the third quarter of 1999 and expect this trial to be completed during the second quarter of 2000.

    - VIGILANCE II. Vigilance II is a prospective, open label, trial with an enrollment of up to 30,000 patients located throughout the United States. We began this trial in January 2000. Testing will be performed at approximately 50 to 100 sites. All patients will undergo HIV genotyping and the genotyping results will be provided to their physicians. Doctors who choose not to change drug treatment based on the genotyping results will be required to so inform us, and results on these patients will be separately recorded. We plan to use the data collected in Vigilance II in two ways. First, we hope to compile data showing the prevalence of certain mutations in patients from different areas of the country. We believe that this data may be useful in directing doctors in a particular region to use certain drugs because of the prevalence of certain mutations identified in that region. Second, we intend to create a database of the clinical outcome from changes made in drug therapy. Under our IDE, we intend to charge patients for the use of our HIV OpenGene System to recover the costs of conducting this trial. We do not intend to submit the results of this clinical trial as part of our FDA application.

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

    Outside North America, some European countries and other selected areas, we seek to enter into distribution arrangements with leading distributors of HIV products to sell our HIV OpenGene System for clinical diagnostic purposes. If government approval is required for sales in those markets, we intend to rely on our local partners to obtain the required authorizations.

    We intend to continue to market and sell our HIV OpenGene System to hospitals, pharmaceutical companies, academic institutions and clinical reference laboratories for research and clinical research purposes. We expect to continue to service this market regardless of whether the FDA authorizes us to sell our HIV products for clinical diagnostic purposes.

HLA

    Successful transplants of bone marrow, tissue and organs generally require that the human leukocyte antigens, known as HLA, of the donor and the recipient be matched as precisely as possible. HLAs are proteins that exist on the surface of the cell and are vital for determining whether a transplant will be accepted or rejected. In 1998, there were approximately 21,000 organ transplants in the United States and approximately 1,300 bone marrow transplants. DNA sequencing of HLA is increasingly being recognized as the most reliable method of HLA matching. For example, recent statistics show approximately 500,000 potential bone marrow donors are genotyped every month worldwide. By sequencing the particular genes in the multi-gene HLA complex, a clinician can determine whether the donor's and recipient's HLA match. It is widely believed that matching significantly increases the chances of success of the transplant. We have developed four GeneKits for research use only for the A, B and C loci for Class I and for DRB1 for Class II genes. We began selling this GeneKit for research purposes in October 1997. We have two U.S. patents covering various aspects of this GeneKit. This GeneKit is currently being sold only to the research and clinical research markets.

HEPATITIS B

    We have developed and are currently testing a GeneKit for Hepatitis B. Hepatitis is an inflammation of the liver. Hepatitis B is one type of virus that causes this inflammation. There are more than 350 million people worldwide that are chronically infected with hepatitis B, of which approximately one million are located in the United States. Hepatitis B is treated with interferon, drugs or certain reverse transcriptase inhibitors. Genotyping may be used to identify the type of hepatitis virus present (e.g., B or C) and to detect mutations in the virus that cause the disease to become resistant to anti-viral drugs.

HEPATITIS C

    We are currently developing a GeneKit for hepatitis C. Hepatitis C is a second type of virus that causes inflammation of the liver. There are approximately 175 million people worldwide that are chronically infected with hepatitis C, of which approximately 3.2 million are in the United States. Unlike hepatitis B, interferon drugs work with only certain hepatitis C genotypes. We have developed and are currently testing a Hepatitis C GeneKit that can be used to identify the genotypes of the virus, so that the appropriate drug treatment may be prescribed. Protease inhibitors are also being used experimentally to treat hepatitis C. Our Hepatitis C GeneKit can also be used to detect mutations that may confer resistance to these anti-viral drugs.

TUBERCULOSIS

    We are currently developing a GeneKit for tuberculosis. Tuberculosis, commonly known as TB, is a highly contagious bacterial disease of the respiratory system. There are approximately three million deaths per year worldwide caused by TB and eight million new infections per year worldwide. In addition, there is an increase in the number of TB infections which are multi-drug resistant. In order to be infected with TB, a patient must carry a certain mycobacterium. People who test positive for non-TB mycobacterium can be treated at home with certain drugs. Due to the highly contagious nature of TB, people who test positive for TB mycobacterium must be kept in isolation during the early stage of treatment. Current testing methods can take from several days to several weeks to identify whether a patient's mycobacterium is TB or non-TB, forcing hospitals to quarantine both TB and non-TB patients during this period. Quarantining patients for any prolonged period uses significant medical resources. We are developing and currently testing a TB GeneKit designed to genotype the genetic material in the mycobacterium within approximately one day to identify the presence of TB or non-TB mycobacterium. Our TB GeneKit can also be used to detect mutations that confer resistance to drugs used to treat TB. We intend to market and sell our TB GeneKit in those geographic areas where TB poses significant health threats, including Asia, Central Europe, parts of the former Soviet Union and Africa.

OTHER HIV

    We are developing additional HIV GeneKits for HIV species not covered by our existing HIV GeneKit.

REGULATION BY THE FDA AND OTHER GOVERNMENT AGENCIES

    We currently sell our products for research and clinical research purposes. In the future, we intend to sell products for clinical diagnostic purposes. We do not believe we need authorization from the FDA or health authorities in foreign countries to sell our products for research purposes, as long as they are properly labeled. We will, however, require authorization to sell our products for clinical diagnostic purposes.

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

    The FDA has three classes for medical devices:

       - Class I devices (for example, bandages, manual wheelchairs and ice bags) are the least regulated, but they must still comply with the FDA's labeling, manufacturing, recordkeeping, and other basic requirements. Most Class I devices do not require premarket authorization from the FDA.

       - Class II devices (for example, portable oxygen generators and hypodermic needles) may be subject to additional regulatory controls, such as performance standards and postmarket surveillance.

       - Class III devices (for example, cardiac pacemakers) require specific FDA approval prior to marketing and distribution, and are, as well, subject to the FDA's basic requirements.

    To sell a Class II medical device, a company must first obtain permission of the FDA by submitting a 510(k) premarket notification, commonly known as a 510(k), showing that the device is similar to a device already on the market. To sell a Class III medical device, a company must first get specific approval of the FDA for the device by submitting a premarket approval application, commonly known as a PMA application. A company may have to include test data in a 510(k) the notification, including human test data. It will almost always have to include such test data in a PMA application.

    If human test data are required for either a 510(k) or a PMA application, and if the device presents a significant risk, the manufacturer must first file an Investigational Device Exemption submission, or IDE, with the FDA. The IDE must contain data, such as animal and laboratory testing, showing that the device is safe for human testing. If the IDE is granted, human testing may begin.

    Generally, a 510(k) notification to the FDA that a new device is similar to an existing device requires less data and takes less time for the FDA to process than a PMA. The FDA is supposed to act on a 510(k) notification within 90 days. According to the most recent FDA data available, the FDA completes its review of more than 66% of 510(k)s within 90 days. By contrast, a PMA application must be supported by more extensive data to prove the safety and efficacy of the device, and review of a PMA application involves a lengthier FDA process. The FDA conducts a preliminary review of the PMA application. If complete, the PMA application is filed by the FDA. Officially, the FDA then has 180 days to review the PMA application, however, as a practical matter, PMA reviews usually take much longer, up to one-and-a-half years or more from filing. The FDA may grant expedited (fast-track) review of a PMA application if certain criteria relating to public health importance are met, but that decision is within the FDA's discretion and affects only the timing of the review process, not the outcome.

    NEED FOR FDA APPROVAL OF SOME OF OUR PRODUCTS. We intend to market some of our products in the U.S. for clinical diagnostic purposes, and therefore we will have to obtain prior FDA authorization, as described above. We believe our HIV GeneKit is currently considered by the FDA as a Class III medical device. However, the FDA recently asked an advisory committee of experts whether HIV genotyping tests should be reclassified from Class III to Class II. The advisory committee recommended reclassification subject to certain controls including post-market surveillance of the performance of these products. If the FDA reclassifies HIV genotyping tests from Class III to Class II, we will be able to obtain FDA permission to market our HIV OpenGene System by submitting a 510(k), rather than a PMA. A 510(k) generally contains less data than a PMA and is usually reviewed and approved by the FDA more quickly than a PMA. Although it is likely that the FDA will follow the recommendation of its advisory committee, to do so the FDA is required to issue a proposed regulation, allow the opportunity for public comment and then publish a final regulation reclassifying HIV genotyping tests. This process could take several years to complete.

    Under the Food and Drug Administration Modernization Act of 1997, there is an alternative option for us to obtain faster reclassification of our HIV OpenGene System. Under this new procedure we can ask the FDA to classify our HIV OpenGene System based upon an evaluation of the risks presented by the device to patients. The FDA has 60 days to make a decision on this request. However, in order for us to use this new procedure, we would first have to submit a 510(k) to the FDA and have the FDA reject the 510(k), which would occur because the device is still in Class III. Once the FDA rejects our 510(k), we would then immediately submit our request for classification of our HIV OpenGene System in Class II. This option is likely to be faster than waiting for the FDA to go through its normal reclassification procedures.

    We currently plan to follow this alternate option. However, since this process is new and is used very infrequently, there is no assurance that the FDA would grant our request for reclassification. If the FDA does not grant our request to reclassify our HIV GeneKit under this procedure, we will either have to submit a PMA Application or wait until the FDA acts to reclassify HIV Genotyping tests as recommended by its advisory committee.

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

    REGULATORY APPROVAL OUTSIDE THE UNITED STATES. We plan to market our products outside the United States, initially in Canada, Japan, countries in Europe and South America. Government authorization requirements similar to the FDA's exist in some of these and many other foreign countries. Therefore, authorization to sell our products for clinical diagnostic purposes in Canada, Japan, Europe and South

America may also require lengthy and costly testing procedures. In addition, the regulatory bodies in other countries may be affected or influenced by significantly different criteria than those used by the FDA. Sale of our products in these areas may be materially affected by the policies of these regulatory bodies or the domestic politics of the countries involved.

    OTHER GOVERNMENT REGULATIONS. We are or may become subject to various federal, state, provincial and local laws, regulations and recommendations, including those relating to workers compensation, safe working conditions, and laboratory and manufacturing practices used in connection with our research and development activities.

    In addition, our reference laboratory in Norcross, Georgia, is subject to stringent regulation under the Clinical Laboratory Improvement Amendments of 1988, known as CLIA. Under CLIA, laboratories must meet various requirements, including requirements relating to the validation of tests, training of personnel, and quality assurance procedures. The laboratory must also be certified by a government agency. Our Norcross laboratory performs high complexity tests, and is therefore subject to the most stringent level of regulation under CLIA. This laboratory is certified under CLIA and by the state of Georgia.

    We are also subject to various laws and regulations in Canada, the United States and Europe, including those relating to product emissions use and disposal of hazardous or toxic chemicals or potentially hazardous substances, infectious disease agents and other materials, workers compensation, safe working conditions, and laboratory and manufacturing practices used in connection with our research and development activities.

SALES AND MARKETING

    We market our OpenGene System in North America and in many European countries to the research and clinical research markets through our direct sales force. We have a sales and marketing force of 58 people. Many members of our sales force have scientific backgrounds. Our marketing force includes a team of trained application specialists who provide intensive on-site training, after-sales support and site-by-site trouble shooting. We offer service contracts to our customers on our sequencers, certain equipment and software. We have established a toll-free telephone number in North America for customer service. The members of our internal sales force are compensated on a commission and salary basis.

    For other areas of the world and in selected product markets, our strategy is to establish relationships with leading distributors to market and sell our products. We granted Amersham the exclusive worldwide license to use and sell the Seq4x4 and related products used and sold with the sequencer, which is designed for the research market. In November 1999, we granted Amersham-Pharmacia Biotech K.K. the exclusive right to distribute our products to the research market in Japan. During 1999 approximately 21% of our revenues were derived from sales of sequencers and other products to Amersham.

    In 1999, we granted exclusive rights to distribute our GeneKits and OpenGene System to Werfen Medical S.A. in Argentina and Diagnostic Technology Pty Ltd. in Australia and New Zealand. We also entered into an agreement in 1999 with Roche Diagnostics, S.L. to act as our exclusive agent in Spain and Portugal in the clinical diagnostic market. These agreements expire at various times from April 2000 through April 2002, and in certain cases, are subject to automatic renewal. Certain of the agreements may also be terminated by either party upon specified notice periods and may require us to make termination payments under certain circumstances. Certain of the agreements also provide for minimum annual purchases for specified periods.

    Our marketing efforts also include product advertisement and participation in trade shows and product seminars.

RESEARCH AND DEVELOPMENT

    We currently conduct research and development through our own staff and through collaborations with researchers at scientific and academic institutions and hospitals. Our current research and development activities are focused on:

    - developing additional GeneKits, including additional HIV GeneKits for different HIV species, and GeneKits for hepatitis B, hepatitis C and tuberculosis;

    - developing new technology for our sequencers and related equipment and software;

    - refining existing proprietary, disposable gel cassette technology in order to improve performance of our sequencers; and

    - exploring new technologies for future commercial products.

    As of February 29, 2000, our research and development staff consisted of 60 people. This includes a team of software developers who have developed our GeneObjects software and are developing our TRUGENE CMS software. Our software developers are working on an advanced version of our GeneObjects software as well as additional software applications for the clinical diagnostic market. Our research and development staff is also working to prepare our planned application to the FDA to sell our HIV OpenGene System to the clinical diagnostic market.

    We incurred $7.9 million of research and development expenses in 1999, $6.3 million in 1998 and $4.1 million in 1997. We have four facilities in the United States and Canada where we conduct research and development.

MANUFACTURING

    We assemble our DNA sequencers and related equipment at a manufacturing facility in Toronto, Canada. Component parts are manufactured by third parties in accordance with our design specifications. We manufacture our disposable gel cassettes at our second manufacturing facility in Toronto. We make GeneKits in our Pittsburgh, Pennsylvania facility. We also plan to make GeneKits at a new facility in Atlanta, Georgia, which is in the process of being built. We manufacture certain chemicals and other components included in the GeneKits. Other GeneKits components are manufactured by, or licensed from, third parties.

    Our new facility in Atlanta is being designed to enable us to increase significantly our production of GeneKits. Based upon our experience with our Pittsburgh facility, we believe that we will be in a position to qualify our Atlanta facility under applicable FDA standards. We expect that this new approximately 100,000 square foot facility will become available to us in stages and that we will be in a position to commence commercial production at this facility in the first quarter of 2001.

    We have documented and installed design and production practices in our Toronto facilities to comply with the FDA's quality system regulations. We are in the process of documenting and installing design and production practices in our Pittsburgh facility to comply with the FDA's quality system regulations. We have implemented a quality management system at these manufacturing facilities in order to ensure product performance, reliability and quality. We intend to take the same actions at our new Atlanta facility. We also are seeking certification of compliance to ISO 9001 for our Toronto facilities. In addition to adhering to ISO goals and FDA quality standards, we have implemented our own quality control and quality assurance standards and programs.

    We provide one year warranty coverage for product defects on the instrument component of our sequencers. All product repairs are performed by our employees at one of our manufacturing facilities.

    In connection with our GeneKits, sequencers and related equipment, we use certain dyes and custom-designed component parts supplied by third parties. We believe that some dyes supplied by

Amersham under our exclusive worldwide license to use and sell Amersham dyes within our GeneKits, may not be available from other suppliers, although our customers might be able to purchase some, but not all, dyes directly from Amersham. In addition, certain reagents and other chemicals that we use and include in our GeneKits are available only under license from their manufacturers. While we believe that alternative reagents and chemicals are available, alternate supplies may not be as effective as certain of the products that we presently use. In addition, we believe that there are alternative suppliers for our custom-designed DNA sequencer parts, but that we would incur costs in switching to alternative suppliers and would likely experience delays in production of the products that use any of these parts until such time as we were able to locate alternate suppliers or parts.

PROPRIETARY RIGHTS

    We rely on patents, licenses from third parties, trade secrets, trademarks, copyright registrations and non-disclosure agreements to establish and protect our proprietary rights in our technologies and products.

    We own or jointly own 33 U.S. patents. We own or jointly own additional 31 U.S. patent applications pending, of which seven have been allowed. We own 12 foreign patents. We own or jointly own foreign applications presently pending as PCT applications, or as national phase PCT applications, designating intergovernmental agencies and multiple countries including the European Patent Office, Australia, Canada and Japan. Our issued and allowed patents and patent applications cover various aspects of our products and technologies, including viral load testing, several of our GeneKits and various DNA sequencing and GeneKit technologies, including the stratified matrix testing technology, the MicroCel technology, basecalling technology, and the CLIP technology.

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

    On December 27, 1999, Perkin-Elmer Corporation, PE Biosystems Group filed a lawsuit against our company in the United States District Court for the Northern District of California claiming that our DNA sequencing equipment and products infringe patents licensed to Perkin-Elmer by the California Institute of Technology. The complaint offers no details to support the allegation of infringement. The suit requests among other remedies that the court enjoin us from continuing to infringe these patents and an unspecified amount of damages. We have previously studied these patents and have received legal advice that we are not liable for any claims of infringement. We believe that Perkin-Elmer's claim is without merit and we plan to vigorously defend the suit. Dr. Lloyd M. Smith, one of our directors, is a named inventor on the patents that we are alleged to have infringed. Dr. Smith indirectly receives royalty payments for those patents from Perkin-Elmer through the California Institute of Technology. Dr. Smith is a co-founder of Third-Wave Technologies Inc., which has announced that it will be acquired by PE Biosystems in a stock-for-stock transaction. After the closing of that transaction, Dr. Smith expects to be a consultant to PE Biosystems.

    From time to time, we receive notice from third parties claiming that we may infringe their patents.

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

    - manufacturers and distributors of DNA probe-based diagnostic systems such as Abbott Laboratories, Chiron Corp., Roche Diagnostics, Gene Probe Inc., Innogenetics NV, Digene Corporation and Johnson & Johnson;

    - manufacturers of new technologies used to analyze genetic information, such as chip-based and assay-based technologies, including, Hyseq Inc., Affymetrix Inc., ChemCore Inc., CuraGen Corp., Nanogen, Inc.; and

    - manufacturers of cell cultured assays, including ViroLogic, Inc. and VIRCO.

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

    We believe that we are able to compete primarily on the basis of the following:

    - our ability to provide an integrated DNA sequencing system;

    - ease of use;

    - speed of sequencing;

    - cost-effectiveness;

    - clinical data with respect to the HIV market; and

    - with respect to the HIV market, FDA approval of our HIV OpenGene System, if and when we obtain it.

EMPLOYEES

    As of February 29, 2000, we employed 248 full-time employees (including executive officers) and 21 independent contractors, of whom:

    - 60 are engaged in research and development;

    - 58 are involved in sales and marketing activities;

    - 84 in manufacturing and operations; and

    - 67 are involved in finance, legal and administrative functions.

    Our employees are not represented by a union or other collective bargaining unit and we have never experienced a work stoppage. We believe that our employee relations are good.

RISK FACTORS

OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT TO EVALUATE OUR FUTURE PROSPECTS AND OUR PROSPECTS MUST BE CONSIDERED IN LIGHT OF THE DIFFICULTIES FREQUENTLY ENCOUNTERED BY COMPANIES IN THE EARLY STAGES OF COMMERCIAL MANUFACTURING AND MARKETING.

    Although we began operations in 1993, we are only in the early stages of commercially manufacturing and marketing our products. In late 1996, we began manufacturing and selling to the research and clinical research markets, the initial versions of our automated DNA sequencers and related products. Our limited operating history makes it difficult to evaluate our business and our prospects for future profitability. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stages of commercial manufacturing and marketing. Sales for our fiscal year ended December 31, 1999 were $13.6 million. In the future, sales may not increase or they may decrease.

WE HAVE A HISTORY OF LOSSES, WE ANTICIPATE ADDITIONAL LOSSES AND WE MAY NEVER
  BECOME PROFITABLE.

    We incurred a net loss of $25.3 million in the year ended December 31, 1999. As of December 31, 1999, our accumulated deficit was $59.4 million. Our losses have resulted principally from expenses incurred in research and development of our technology and products, and from expenses that we have incurred while building our business infrastructure. We expect to continue to incur significant operating losses in the future as we continue our research and development efforts and clinical trials and expand our sales and marketing force and business infrastructure, in an effort to achieve greater sales and expand our business. It is uncertain when, if ever, we will become profitable. Our ability to become profitable will depend on many factors including, among others:

    - whether we obtain regulatory approval to sell our HIV OpenGene System and, in the future, OpenGene Systems for other diseases, to the clinical diagnostic market in the United States and abroad;

    - the decision of third-party payors to reimburse clinicians and patients for use of our HIV GeneKit and, in the future, our other products;

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

    - our ability to continue to develop advanced versions of our products and technologies and new products and technologies in a timely manner; and

    - our ability to manufacture our products according to schedule and within budget.

OUR OPERATING RESULTS MAY FLUCTUATE FROM QUARTER TO QUARTER DUE TO MANY FACTORS AND, THEREFORE, YOU SHOULD NOT RELY ON PERIOD TO PERIOD COMPARISONS OF OUR OPERATING RESULTS AS AN INDICATION OF FUTURE PERFORMANCE.

    Our operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. Factors that may affect our quarterly operating results include, among others:

    - unanticipated costs or delays in carrying out our clinical trials;

    - the amount and timing of operating costs and capital expenditures relating to research and development, and the expansion of our business, operations and infrastructure;

    - our decision to increase or decrease sales of equipment, GeneKits and other consumables at reduced prices;

    - our decision to reduce prices of our products in response to price reductions by competitors;

    - general economic conditions, as well as economic conditions specific to the biotechnology industry; and

    - unanticipated costs or delays in manufacturing our products.

    We believe that period to period comparisons of our operating results may not be meaningful and you should not rely on any such comparisons as an indication of our future performance. In addition, it is likely that in one or more future quarters our operating results will fall below the expectations of securities analysts and investors. In such event, the market price of our common shares is likely to fall.

WE MAY NOT RECEIVE APPROVAL OF THE FDA OR FOREIGN REGULATORY AUTHORITIES FOR OUR HIV OPENGENE SYSTEM AND, IN THE FUTURE, OTHER HIV PRODUCTS, AND, THEREFORE, WE MAY NOT BE ABLE TO SELL OUR HIV PRODUCTS TO THE CLINICAL DIAGNOSTIC MARKET IN THE UNITED STATES OR ABROAD.

    We intend to seek FDA approval to sell our HIV OpenGene System for clinical diagnostic purposes in the United States. In the future, we may seek FDA approval to sell other HIV products for clinical diagnostic purposes in the United States.

    In order to obtain FDA approval for our HIV OpenGene System we must submit an application supported by extensive human test data demonstrating the utility, reliability and performance of our HIV GeneKit and OpenGene System. The FDA must also confirm that we maintain good laboratory, clinical and manufacturing practices. The FDA approval process is lengthy and expensive. You should be aware of the following possibilities:

    - we may never obtain approval from the FDA to sell our HIV products to the clinical diagnostic market;

    - it may be more expensive and time consuming than we anticipate to develop the test data needed for the FDA;

    - the FDA may disagree with us that the data are adequate, and we may therefore have to do additional testing;

    - the testing may show that our HIV products do not work at all or are not reliable enough, and therefore cannot be authorized by the FDA, or the testing may show that our HIV products do not work as well as they need to for successful marketing, even if marketing is authorized by the FDA;

    - the testing may be too costly to carry out, either because we lack adequate funds or because the market potential for our HIV products does not justify the costs;

    - we may choose or be required to discontinue our clinical trials for a number of reasons, including unanticipated interim trial reports, changes in regulations or the adoption of new regulations, unexpected technological developments by our competitors or problems or delays with patient enrollment in our trials;

    - there may be significant delays in the FDA review process;

    - the FDA may approve the sale of our HIV products with conditions that could limit the market for these products or make them more difficult or expensive to sell than we anticipate; and

    - the FDA can revoke marketing authorization for our products for a variety of reasons, such as our failure to comply with the FDA's device requirements or poor product performance in terms of safety and effectiveness.

    If we fail to receive FDA approval, if FDA approval is delayed or if the FDA imposes conditions that make it difficult to sell or market our products, we will be unable to carry out our business plan to sell our HIV OpenGene System for clinical diagnostic use in the United States and our business, financial condition and results of operations will be materially harmed.

    We also may be required to obtain approval from some foreign regulatory authorities to sell our HIV products to the clinical diagnostic market in countries outside of the United States. In some cases, we will face an approval process similar to that required by the FDA. We cannot be certain that we will obtain the necessary approvals to sell our HIV products to the clinical diagnostic market in these countries. In some cases, the failure to obtain approval could materially harm our business, financial condition and results of operations.

WE PLAN TO SEEK FDA APPROVAL TO MARKET OUR HIV OPENGENE SYSTEM TO THE CLINICAL DIAGNOSTIC MARKET THROUGH AN APPLICATION PROCESS THAT IS NEW AND INFREQUENTLY USED, AND IF THE FDA DOES NOT GRANT OUR REQUEST, OUR ABILITY TO SELL OUR HIV OPENGENE SYSTEM TO THE CLINICAL DIAGNOSTIC MARKET COULD BE DELAYED SIGNIFICANTLY.

    Our HIV OpenGene System is currently regulated as a Class III medical device. To sell a Class III medical device a company must first get specific approval of the FDA for the device by submitting a premarket approval application, commonly known as a PMA. However, an FDA advisory committee recently recommended that the FDA reclassify HIV genotyping tests from Class III medical devices to Class II medical devices. To sell a Class II medical device, a company must first obtain permission of the FDA by submitting a 510(k) premarket notification, commonly known as a 510(k), showing that the device is similar to a device already on the market. Generally, a 510(k) notification to the FDA that a new device is similar to an existing device requires less data and takes less time for the FDA to process than a PMA. The FDA is supposed to act on a 510(k) notification within 90 days. By contrast, a PMA application must be supported by more extensive data to prove the safety and efficacy of the device, and a review of a PMA application involves a lengthier process which may take one and one-half years or more from filing.

    The FDA usually follows the advice of its advisory committees. However, to reclassify a device from Class III to Class II, the FDA's administrative process that could take several years. Therefore, it is unlikely that reclassification of HIV genotyping tests by the FDA would be effected for several years.

    We currently plan to attempt to accelerate the reclassification process by using an alternative provision of the 1997 Food and Drug Administration Modernization Act. Under this alternative, we will submit a 510(k) notification to the FDA, which the FDA will reject because our HIV OpenGene System is still a Class III device. After receipt of the rejection, we will have 30 days to seek reclassification of our HIV OpenGene System, and the FDA will have 60 days to rule on this request. If the FDA grants our request, we will be able to immediately market our HIV OpenGene System to the clinical diagnostic market.

    We cannot guarantee that this alternative procedure will be successful in shortening the time for FDA approval of our HIV OpenGene System. This process is new and is used very infrequently, and, therefore, there is no assurance that the FDA will grant our request for reclassification. If the FDA does not grant our request to reclassify our HIV OpenGene System under this new reclassification procedure, we either will have to submit a PMA application or wait until the FDA acts to reclassify HIV genotyping tests as recommended by its advisory committee. In either event, our ability to sell our HIV OpenGene System for clinical diagnostic use will be delayed, and our business, financial condition, and results of operations could be materially harmed.

WE MAY NOT RECEIVE REGULATORY APPROVAL FOR OUR OTHER PRODUCTS AND THEREFORE MAY NOT BE ABLE TO SELL THESE PRODUCTS FOR CLINICAL DIAGNOSTIC PURPOSES IN THE UNITED STATES OR ABROAD.

    In addition to our HIV OpenGene System, we have also developed and are continuing to develop GeneKits for other clinical diagnostic applications. In order to sell these GeneKits to the clinical diagnostic market, we may be required to obtain the approval of the FDA and of foreign regulatory authorities through approval procedures that are the same or similar to those required for our HIV OpenGene System. Our failure to obtain necessary approvals to sell our products for clinical diagnostic use in one or more significant markets could cause material harm to our business, financial condition and results of operations.

EACH TIME WE MAKE ALTERATIONS TO ANY FDA APPROVED PRODUCTS, WE MAY NEED TO SEEK ADDITIONAL FDA APPROVAL, WHICH WILL LENGTHEN THE TIME AND INCREASE THE COST OF BRINGING UPGRADED OR NEW PRODUCTS TO MARKET.

    We may need to seek additional FDA approval if we make changes to a product specifically approved by the FDA. Our HIV OpenGene System, as submitted to the FDA, will contain specific reagents, dyes, enzymes, chemicals, software and other materials. If we obtain approval through the premarket notification or 510(K) process, we will be required to obtain prior clearance from the FDA for those product changes that could significantly affect safety or effectiveness. If our HIV OpenGene System is approved through the PMA, process, the FDA would require that we obtain additional approval for any change to the kit's components that could alter the performance of the kit, such as changing certain enzymes or reagents. We also may be required to obtain similar foreign regulatory approval. To obtain additional approval, we may have to conduct additional human clinical trials to demonstrate that the altered GeneKit will produce at least the same results as the approved GeneKit or will be as safe and effective as the approved product. Obtaining additional FDA or foreign regulatory approval is likely to be time consuming and costly and, as a result, we may experience delays in bringing these upgraded or new products to market.

OUR BUSINESS IS, AND IN THE FUTURE MAY BECOME, SUBJECT TO ADDITIONAL REGULATIONS AND IF WE ARE UNABLE TO COMPLY WITH THEM OUR BUSINESS MAY BE MATERIALLY HARMED.

    Our reference laboratory in Norcross, Georgia, is subject to stringent regulation under the Clinical Laboratory Improvement Amendments of 1988, known as CLIA. Under CLIA, laboratories must meet various requirements, including requirements relating to the validation of tests, training of personnel, and quality assurance procedures. The laboratory must also be certified by a government agency. Our Norcross laboratory is certified under CLIA and licensed by the state of Georgia. Our failure to comply with state or CLIA requirements can result in various penalties, including loss of certification. The imposition of such penalties could have an adverse impact on us. In addition, some states regulate out-of-state laboratories. The failure to comply with these state requirements could also adversely affect us.

    We are or may become subject to various other federal, state, provincial and local laws, regulations and recommendations. We are subject to various laws and regulations in Canada, the United States and Europe, relating to product emissions, use and disposal of hazardous or toxic chemicals or potentially hazardous substances, infectious disease agents and other materials, and laboratory and manufacturing practices used in connection with our research and development activities. If we fail to comply with these regulations, we could be fined, we may not be able to operate certain of our facilities or certain portions of our business, and we may suffer other consequences that could materially harm our business, financial condition or results of operations.

    We are unable to predict the extent of future government regulations or industry standards. You should assume that in the future there may be more government regulations or standards. New regulations or standards may result in increased costs, including costs for obtaining permits, delays or fines resulting from loss of permits or failure to comply with regulations.

THE MARKET FOR GENOTYPING PRODUCTS IS NEW AND GENOTYPING MAY NOT BECOME AN ACCEPTED METHOD OF MANAGING DRUG TREATMENT.

    An important part of our business strategy is our plan to sell our products to the clinical diagnostic market. Our ability to do so will depend on the widespread acceptance and use by doctors and clinicians of genotyping to manage drug treatment of certain diseases or other medical conditions. The use of genotyping by doctors and clinicians for this purpose is relatively new. Existing DNA sequencing systems have been designed primarily for research purposes and we are not aware of any DNA sequencing products that have been approved by the FDA for clinical diagnostic purposes. We cannot be certain that doctors and clinicians will want to use DNA sequencing systems designed for these purposes. If genotyping is not accepted by this market, we will not be able to carry out our business plan and our business, financial condition and results of operations will be materially harmed.

IF GENOTYPING IS ACCEPTED AS A METHOD TO MANAGE DRUG TREATMENT, WE CANNOT BE CERTAIN THAT OUR PRODUCTS WILL BE ACCEPTED IN THE CLINICAL DIAGNOSTIC MARKET.

    If genotyping becomes widely accepted in the clinical diagnostic market, we cannot predict the extent to which doctors and clinicians may be willing to utilize our OpenGene System to manage drug treatment of selected diseases or other medical conditions. Doctors and clinicians may prefer competing technologies and products that can be used for the same purposes as our products such as other DNA sequencers, DNA probe-based diagnostic systems, chip-based and assay-based technologies, or homebrew genetic tests. If our products are not accepted by the clinical diagnostic market, our business, financial condition and results of operations will be materially harmed.

IF INSURANCE COMPANIES AND OTHER THIRD-PARTY PAYORS DO NOT REIMBURSE DOCTORS AND PATIENTS FOR OUR PRODUCTS, OUR ABILITY TO SELL OUR PRODUCTS TO THE CLINICAL DIAGNOSTIC MARKET WILL BE IMPAIRED.

    Our ability to successfully sell our HIV GeneKit and other GeneKits to the clinical diagnostic market will depend partly on the willingness of insurance companies and other third-party payors to reimburse doctors and patients for use of our products. Physicians' recommendations to use genotyping, as well as decisions by patients to pursue genotyping, are likely to be influenced by the availability of reimbursement for genotyping by insurance companies or other third-party payors. Government and private third-party payors are increasingly attempting to contain health care costs by limiting both the extent of coverage and the reimbursement rate for testing and treatment products and services. In particular, services that are determined to be investigational in nature or that are not considered "reasonable and necessary" for diagnosis or treatment may be denied reimbursement coverage. If adequate reimbursement coverage is not available from insurers or other third-party payors, we expect that few, if any, patients would be willing to pay for genotyping. In this case, our anticipated revenues will be substantially reduced, our ability to achieve profitability will be significantly impaired and our business, financial condition and results of operations will be materially harmed.

WE DO NOT HAVE MARKETING EXPERIENCE IN THE CLINICAL DIAGNOSTIC MARKET, WE CANNOT BE CERTAIN WE WILL SUCCESSFULLY DEVELOP THE MARKETING CAPABILITIES REQUIRED TO SELL OUR PRODUCTS TO THIS MARKET AND IN SOME MARKETS WE WILL BE DEPENDENT ON THE EFFORTS OF DISTRIBUTORS TO SELL OUR PRODUCTS.

    We have no experience marketing products to the clinical diagnostic market. If the FDA approves the sale of our HIV OpenGene System and, in the future, other products, to the clinical diagnostic market in the United States, we intend to expand our internal sales force to sell products to these markets in North America and selected other countries. It will take significant time, money and resources to expand our sales force. We cannot be certain that we will develop the marketing capabilities necessary to successfully market and sell our products to the clinical diagnostic market.

    In selected geographic markets outside North America and certain European countries, beginning in 1999, we entered into distribution and marketing arrangements with leading distributors to sell our products to the research and clinical diagnostic markets. These agreements expire at various times from April 2000 through April 2002, and, in certain cases, are subject to automatic renewal. Certain of the agreements may also be terminated by either party upon specified notice periods and may require us to make termination payments under certain circumstances. Our ability to successfully sell products to the research and clinical diagnostic markets in countries in which we rely on distribution agreements will depend to a great extent on the efforts of the distributors.

    Failure to successfully market our products will impede our ability to generate significant revenues and become profitable.

IF WE ARE UNABLE TO CONTINUE DEVELOPING ADVANCED TECHNOLOGY, ADVANCED VERSIONS OF OUR EXISTING PRODUCTS AND NEW PRODUCTS IN A TIMELY AND COST-EFFECTIVE MANNER, OUR ABILITY TO GENERATE REVENUE AND BECOME PROFITABLE WILL BE IMPAIRED.

    We believe that if we are to generate additional revenue and become profitable, we must continue to develop advanced technology, advanced versions of our existing products and new products. These technology and products must be developed and introduced to the market in a timely and cost-effective manner to meet both changing customer needs and technological developments. We cannot assure you that we will be able to successfully or timely develop any new technology, products or advanced versions of existing products, or that any new technology, products or advanced versions of existing products will achieve acceptance in the market. If we are unable to successfully develop new technology, products or advanced versions of existing products in the future or if those technologies or products are not accepted in the market, our ability to generate significant revenues will be significantly impaired, we could experience additional significant losses and our business, financial condition and results of operations will be materially harmed.

MANUFACTURING PROBLEMS COULD HAMPER OR DELAY OUR ABILITY TO INTRODUCE OUR PRODUCTS TO THE MARKETPLACE.

    We have limited experience in large-scale assembly and manufacturing of our products. Since we started assembling and manufacturing operations in 1996, we have experienced delays, quality control problems and capacity constraints from time to time. Our plant in Pittsburgh which manufactures our HIV GeneKit currently has a limited production capacity. Our new facility in Atlanta, Georgia is in the process of being built and equipped in accordance with our specifications. Construction may take longer than expected, and the planned and actual construction costs of building and qualifying the facility for regulatory compliance may be higher than expected.

    Any significant delay in making the Atlanta facility operational will limit our ability to increase production. When we are in a position to increase production and begin manufacturing and assembling new products, additional problems may arise. These may include technological, engineering, quality control and other production difficulties. We may also have difficulty complying with FDA quality system regulations at each of our facilities. If we experience these problems, we could be delayed in filling orders, shipping existing products and introducing new products to the marketplace. These problems could also adversely affect customer satisfaction and the market acceptance of our products.

IF WE ARE UNABLE TO SUCCESSFULLY PROTECT OUR INTELLECTUAL PROPERTY OR OBTAIN CERTAIN LICENSES, OUR COMPETITIVE POSITION WILL BE HARMED.

    Our success will partly depend on our ability to obtain patents and licenses from third parties and protect our trade secrets. We own or jointly own 33 U.S. patents. We own an additional 31 U.S. patent applications pending, of which seven have been allowed. We own or jointly own 12 foreign patents. We own or jointly own foreign applications presently pending as PCT applications, or as national phase PCT applications, designating intergovernmental agencies and multiple countries including the European Patent Office, Australia, Canada and Japan. We cannot assure you that our patent applications will result in patents being issued in the United States or foreign countries. In addition, the U.S. Patent and Trademark Office may reverse its decision or delay the issuance of patents that have been allowed. We also cannot assure you that any technologies or products that we may develop in the future will be patentable. In addition, competitors may develop products similar to ours that do not conflict with our patents. Others may challenge our patents and, as a result, our patents could be narrowed or invalidated. From time to time, we may be required to obtain licenses from third parties for some of the technology or components used or included in certain of our GeneKits or other products. We cannot be certain that we will be able to obtain these licenses on acceptable terms or at all. In certain instances, if we are unable to obtain a required license, our ability to sell or use certain products may be impaired.

    To help protect our proprietary rights in unpatented trade secrets, we generally require our employees, consultants and advisors to sign confidentiality agreements. However, we cannot guarantee that these agreements will provide us with adequate protection if confidential information is used or disclosed improperly. In addition, in some situations, these agreements may conflict with, or be limited by, the rights of third parties with whom our employees, consultants or advisors have prior employment or consulting relationships. Further, others may independently develop similar proprietary information and techniques, or otherwise gain access to our trade secrets.

OTHERS COULD CLAIM THAT WE INFRINGE ON THEIR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY RESULT IN COSTLY AND TIME CONSUMING LITIGATION.

    Our success will also depend partly on our ability to operate without infringing upon the proprietary rights of others, as well as our ability to prevent others from infringing on our proprietary rights. We may be required at times to take legal action in order to protect our proprietary rights. Also, from time to time, we receive notice from third parties claiming that we may infringe their patent or other proprietary rights. Despite our best efforts, we may be sued for infringing on the patent or other proprietary rights of others. Such litigation is costly, and, even if we prevail, the cost of such litigation could harm us. If we do not prevail, in addition to any damages we might have to pay, we could be required to stop the infringing activity or obtain a license. We cannot be certain that any required license would be available to us on acceptable terms, or at all. If we fail to obtain a license, or if the terms of a license are burdensome to us, our business, financial condition and results of operations could be materially harmed.

    Perkin-Elmer Corporation, PE Biosystems Group filed a lawsuit against us in the United States District Court for the Northern District of California claiming that our DNA sequencing equipment and products infringe patents licensed to Perkin-Elmer by the California Institute of Technology. The suit requests among other remedies that the court enjoin us from continuing to infringe these patents and an unspecified amount of damages. If Perkin-Elmer is successful in this suit, we may be unable to manufacture our DNA sequencing equipment and products without a license from Perkin-Elmer. There can be no assurance that we would be able to obtain a license for these patents on terms acceptable to us, or at all. If we fail to obtain a license, or if the terms of a license are burdensome to us, our business, financial condition and results of operations could be materially harmed. In addition, monetary damages awarded to Perkin-Elmer could be substantial, and if so, our business, financial condition and results of operations could be materially harmed. Dr. Lloyd M. Smith, one of our directors, is a named inventor on the patents that we are alleged to have infringed. Dr. Smith indirectly receives royalty payments for those patents from Perkin-Elmer through the California Institute of Technology. Dr. Smith is a co-founder of Third-Wave Technologies Inc., which has announced that it will be acquired by PE Biosystems in a stock-for-stock transaction. After the closing of that transaction, Dr. Smith expects to be a consultant to PE Biosystems.

CERTAIN SUPPLIES AND PARTS THAT WE NEED ARE AVAILABLE ONLY FROM LIMITED SOURCES AND OUR BUSINESS WILL SUFFER IF WE CANNOT OBTAIN THESE SPECIALIZED ITEMS USED IN OUR GENEKITS.

    Our GeneKits include dyes, reagents and other chemicals supplied by third parties. We believe that some dyes supplied by Amersham International Public Limited Company under our exclusive worldwide license to use and sell Amersham dyes within our GeneKits, may not be available from other suppliers. However, our customers might be able to purchase some, but not all, of these dyes directly from Amersham. In addition, certain reagents and other chemicals that we use and include in our GeneKits are available only under license from their manufacturers. We cannot be certain that we will be able to renew these licenses upon expiration on favorable terms or at all. While we believe that alternative dyes, chemicals and reagents are available, alternate products may not be as effective as certain of the products that we presently use. If we switched to an alternative dye, chemical or reagent, we may also have to adapt the GeneKit's analysis software to the new product, which could take time. If the GeneKit is FDA approved, we may also be required to seek FDA approval for the altered GeneKit if the alternative product were to substantially alter the performance of the GeneKit or if the changes could significantly affect safety or effectiveness. This could cause delays in production and in bringing the changed GeneKit to market.

    We also use certain custom-designed components supplied by third parties in our DNA sequencers and other equipment. We believe that there are alternative suppliers for these custom-designed parts. However, we will incur costs in switching to alternative suppliers and will likely experience delays in production of the products that use any of these parts until such time as we are able to locate alternate suppliers or parts on acceptable terms.

WE ARE DEPENDENT ON OUR LICENSE FOR THE POLYMERASE CHAIN REACTION TECHNOLOGY WE USE IN OUR GENEKITS AND OUR BUSINESS WOULD SUFFER IF THE LICENSE WAS TERMINATED OR NOT RENEWED.

    We license the polymerase chain reaction technology that we use in our GeneKits from Roche Molecular Systems, Inc. and F. Hoffmann La Roche Ltd. These licenses are not exclusive, and, therefore, may be granted by the Roche companies to our competitors and others. We are required to pay royalties to the Roche companies for these licenses. One license is for the life of the patents included within the licensing agreement, which expire at various times commencing July 2004. The second license expires in February 2003 but will be automatically extended until July 2004, unless the Roche companies elect not to renew the license. After the expiration of the initial term of this license, the Roche companies may terminate the license at any time by giving us a one-year notice. The termination of either of these licenses would have a material adverse effect on our ability to produce or sell GeneKits. Consequently, we could experience a deterioration of anticipated future sales of our GeneKits and further losses.

WE FACE SUBSTANTIAL COMPETITION FROM MANY COMPANIES, AND WE MAY NOT BE ABLE TO EFFECTIVELY COMPETE.

    The biotechnology industry is highly competitive. We compete with entities in the United States and abroad that are engaged in the development and production of products that analyze genetic information. They include:

    - manufacturers and distributors of DNA sequencers such as the PE Biosystems Group of the Perkin-Elmer Corporation, Amersham and its Molecular Dynamics subsidiary, LI-COR, Inc., Hitachi, Ltd. and Molecular and Genetic BioSystems, Inc.;

    - manufacturers and distributors of DNA probe-based diagnostic systems such as Abbott Laboratories, Chiron Corp., Gene Probe Inc., Innogenetics NV, Digene Corporation and Johnson & Johnson;

    - manufacturers of new technologies used to analyze genetic information, such as chip-based and assay-based technologies, including, Hyseq Inc., Affymetrix Inc., ChemCore Inc., CuraGen Corp., Nanogen, Inc.;

    - manufacturers of cell cultured assays, including ViroLogic, Inc. and VIRCO; and

    - manufacturers homebrew genetic tests, which typically have not undergone clinical validation and have not been approved by the FDA or other regulatory agencies.

    Many of our competitors have much greater financial, technical research and development resources and production and marketing capabilities than we do. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and biotechnology companies. If any of our competitors were to devote significant resources to developing an integrated solution for genotyping, we would experience significantly more competitive pressure. We cannot predict whether we could successfully compete with these pressures and, if we are unable to do so, our business, financial condition and results of operations could suffer.

WE MAY NOT BE ABLE TO HIRE OR RETAIN THE QUALIFIED SCIENTIFIC, TECHNICAL, MANAGEMENT AND SALES AND MARKETING PERSONNEL WE REQUIRE.

    Because of the specialized scientific nature of our business, we are highly dependent upon our ability to attract and retain qualified scientific and technical personnel. We also must hire additional qualified management and sales and marketing personnel as our business expands. Competition in our industry for scientific, technical, management, and sales and marketing personnel is intense and we cannot assure you that we will be able to hire a sufficient number of qualified personnel. Loss of the services of our key personnel in these areas could adversely affect our research and development and sales and marketing programs and could impede the achievement of our goals. We do not maintain key man life insurance on any of our personnel.

IF WE ARE UNABLE TO MANAGE OUR ANTICIPATED FUTURE GROWTH WE MAY NOT BE ABLE TO IMPLEMENT OUR BUSINESS PLAN.

    If we are successful in increasing sales and expanding our markets, there will be additional demands on our management, marketing, distribution, customer support and other operational and administrative resources and systems. To accommodate future growth, we may add staff and information and other systems. We cannot guarantee that we will be able to do so or that, if we do so, we will be able to effectively integrate them to our existing staff and systems. In addition, our current and future expense levels are based largely on our investment plans and estimates of future revenues and are, to a large extent, fixed. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Therefore, any significant shortfall in revenues as compared to our planned expenditures will materially harm our business, financial condition, and results of operations. If we are unable to manage our growth, we may not be able to implement our business plan and our business, financial condition and results of operations will be materially harmed.

IF WE ARE UNABLE TO EFFECTIVELY INTEGRATE FUTURE ACQUISITIONS OF NEW OR COMPLEMENTARY BUSINESSES, PRODUCTS OR TECHNOLOGY, OUR BUSINESS MAY BE HARMED.

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

A SIGNIFICANT PORTION OF OUR SALES DURING 1998 AND 1999 HAVE BEEN TO ONE DISTRIBUTOR AND WE MAY CONTINUE IN THE FUTURE TO RELY HEAVILY ON THAT DISTRIBUTOR FOR SALES TO THE RESEARCH AND CLINICAL RESEARCH MARKETS.

    In February 1996, we granted Amersham an exclusive worldwide license to use and sell the Seq4x4-TM- DNA sequencer and related products used and sold with the sequencer, which is designed for the research market. During 1998 and 1999, approximately 30% and 21%, respectively, of our revenues resulted from sales of sequencers and other products to Amersham. Our agreement with Amersham expires in February 2001 and is automatically renewed each year unless either party notifies the other at least six months in advance of renewal that it wishes to terminate the agreement. We cannot be certain that Amersham will be successful in selling these products. In addition, we cannot be certain that the agreement will not be terminated before expiration or that, upon expiration, it will be renewed on favorable terms or at all.

WE MAY BE SUED BY CLINICIANS, PATIENTS OR THIRD-PARTY PAYORS AND OUR INSURANCE MAY NOT SUFFICIENTLY COVER ALL CLAIMS BROUGHT AGAINST US.

    The testing, manufacturing, sale and marketing of our products exposes us to the risk of product liability claims. In addition, clinicians, patients, third-party payors and others may at times seek damages based on testing or analysis errors based on a technician's misreading of the sequencing results, mishandling of the patient samples or similar claims. Although we have obtained liability insurance coverage, we cannot guarantee that liability insurance will continue to be available to us on acceptable terms or that our coverage will be sufficient to protect us against all claims that may be brought against us. A liability claim, even one without merit or for which we have substantial coverage, could result in significant legal defense costs, thereby increasing our expenses, lowering our earnings and, depending on revenues, potentially resulting in additional losses.

OUR INTERNATIONAL OPERATIONS MAY BE ADVERSELY AFFECTED BY RISKS ASSOCIATED WITH INTERNATIONAL BUSINESS.

    We sell our products in many countries and operate offices in North America and Europe. Therefore, we are subject to certain risks that are inherent in an international business. These include:

    - varying regulatory restrictions on sales of our products to certain markets and unexpected changes in regulatory requirements;

    - tariffs, customs, duties and other trade barriers;

    - difficulties in managing foreign operations and foreign distribution partners;

    - longer payment cycles and problems in collecting accounts receivable;

    - fluctuations in currency exchange rates;

    - political risks;

    - foreign exchange controls that may restrict or prohibit repatriation of funds;

    - varying laws relating to, among other things, employment and employment termination;

    - export and import restrictions or prohibitions, and delays from customs brokers or government agencies;

    - seasonal reductions in business activity in certain parts of the world;
      and

    - potentially adverse tax consequences.

    Depending on the countries involved, any or all of the foregoing factors could materially harm our business, financial condition and results of operations.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE AND WE CANNOT BE CERTAIN THAT WE WILL BE ABLE TO RAISE CAPITAL WHEN NECESSARY ON ACCEPTABLE TERMS.

    At this time, our sales are not sufficient to meet our anticipated financing requirements. Based on our current plans, we believe that current cash balances, including proceeds from our recently completed financings, and anticipated funds from operations will be sufficient to enable us to meet our operating needs for the next 24 months. In addition, we have filed a registration statement with the Securities and Exchange Commission covering our proposed sale of up to an additional 2,300,000 common shares in a public offering. If we complete the public offering, the proceeds of the offering would be available for general corporate and working capital purposes, including, among other things, to acquire complementary businesses, products, services or technologies. Currently, we have no definitive agreements to make any acquisition and we cannot be certain that the proceeds we would receive from the public offering would be sufficient to complete any acquisition we might make in the future. In addition, the actual amount of funds that we will need during the next 24 months will be determined by many factors, some of which are beyond our control. These factors include:

    - our success in selling our products in the research and clinical research markets during this period;

    - the cost and length of time required to complete the clinical trials needed for our application to the FDA for approval to sell our HIV OpenGene System to the clinical diagnostic market;

    - the timing of our submission of an application to the FDA for approval to sell our HIV OpenGene System and the length of time it takes the FDA to complete its review;

    - our success in introducing new products during the period;

    - our incurring significant fixed overhead and other expenses prior to increasing our revenues; and

    - the costs of acquiring and integrating any new business or technologies during the period.

    We may need to obtain additional funds sooner or in greater amounts than we currently anticipate and we may need to obtain additional funds at the end of this 24 month period. If we need to obtain funds at the end of 24 months, or earlier, potential sources of financing include strategic relationships, public or private sales of our shares or debt or other arrangements. Because of our potential long term capital requirements, we may seek to access the public or private equity markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time. We do not have any committed sources of financing at this time and it is uncertain whether additional funding will be available when we need it on terms that will be acceptable to us or at all. If we raise funds by selling additional common shares or other securities convertible into common shares, the ownership interest of our existing shareholders will be diluted. If we are not able to obtain financing when needed, we would be unable to carry out our business plan, we would have to significantly limit our operations and our business, financial condition and results of operations would be materially harmed.

WE MAY REQUIRE APPROVAL OF THE HOLDERS OF OUR SERIES A PREFERRED SHARES IN ORDER TO OBTAIN CERTAIN TYPES OF FINANCING AND WE MAY BE PREVENTED FROM OBTAINING THESE TYPES OF FINANCING BY THE HOLDERS OF OUR SERIES A PREFERRED SHARES.

    We will be required to obtain the consent of the holders of a majority of our then outstanding Series A preferred shares prior to issuing any equity security that has rights as to dividends and liquidation that are senior or equal to those of the Series A preferred shares. Also, under certain circumstances, if we propose to sell equity securities, including debt securities convertible into equity securities, certain holders of our Series A preferred shares will be entitled to preemptive rights which allow them to purchase a proportional amount of the securities being offered. We will also be required to obtain the consent of the holders of a majority of our then outstanding Series A preferred shares if we wish to borrow money and at such time or as a result of such loans, the total principal amount of our indebtedness and capitalized lease obligations exceeds $15.0 million. In addition, if we were to enter into a credit facility with a financial institution, we may be subject to additional limitations on our ability to incur additional indebtedness. As a result, we may be delayed in, or prohibited from, obtaining certain types of financing.

OUR U.S. INVESTORS COULD SUFFER ADVERSE TAX CONSEQUENCES IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY.

    Although we do not believe that we were a passive foreign investment company (or PFIC) for United States federal income tax purposes during 1999 there can be no assurance that we will not be treated as a PFIC in 2000 or thereafter. We would be a PFIC if 75% or more of our gross income in a taxable year is passive income. We also would be a PFIC if at least 50% of the value of our assets averaged over the taxable year produce, or are held for the production of, passive income. For these purposes, the value of our assets is calculated based on our market capitalization. Passive income includes, among other items, interest, dividends, royalties, rents and annuities.

    For the 1999 taxable year, approximately 8%, of our assets averaged over the taxable year produced, or were held for the production of, passive income, and approximately 5% of our gross income was passive income. During the third and fourth quarter of 1999, we raised a total of approximately $52 million in private financings, after repayment of outstanding indebtedness and offering expenses, to be used for general working capital purposes. Since a significant portion of these funds and the funds that we will receive from this offering will be invested until needed, the percentage of our assets that are likely to produce passive income during 2000 will increase.

    If we become a PFIC, many of our U.S. shareholders will, in absence of certain elections as discussed below, be subject to the following adverse tax consequences:

    - they will be taxed at the highest ordinary income tax rates in effect during their holding period on certain distributions on our common shares, and gain from the sale or other disposition of our common shares;

    - they will be required to pay interest on taxes allocable to prior periods; and

    - the tax basis of our common shares will not be increased to fair market value at the date of their deaths.

    If we become a PFIC, our U.S. shareholders could avoid these tax consequences by making a qualified electing fund election or a mark-to-market election. These elections would need to be in effect for all taxable years during which we were a PFIC and during which our U.S. shareholders held our common shares. A U.S. shareholder who makes a qualified electing fund election will be taxed currently on our ordinary income and net capital gain (unless a deferral election is in effect). A U.S. shareholder who makes a mark-to-market election will include as ordinary income each year an amount equal to the excess of the fair market value of our common shares over the adjusted tax basis as of the close of each year (with certain adjustments for prior years).

    If we become a PFIC, our U.S. shareholders will generally be unable to exchange our common shares for shares of an acquiring corporation on a tax-deferred basis under the reorganization rules of the Internal Revenue Code, and the benefits of many other nonrecognition provisions of the Internal Revenue Code will not apply to transfers of our common shares. In addition, if we become a PFIC, pledges of our common shares will be treated as sales for U.S. federal income tax purposes. Our U.S. shareholders should note that state and local taxes may also apply if amounts are included in U.S. federal taxable income under the PFIC rules of the Internal Revenue Code. The PFIC rules are very complex. Our U.S. shareholders are strongly encouraged to consult with their tax advisors concerning all of the tax consequences of investing in our common shares and the possible benefits of making a tax election given their circumstances. Additionally, our U.S. shareholders should review the section entitled "Taxation--U.S. Federal Income Tax Considerations--Tax Status of the Company--Passive Foreign Investment Companies" for a more detailed description of the PFIC rules and how they may affect their ownership of our common shares.

OUR AMENDED ARTICLES OF INCORPORATION AND BY-LAWS CONTAIN CERTAIN PROVISIONS THAT MAKE IT DIFFICULT FOR A THIRD PARTY TO ACQUIRE OUR COMPANY EVEN IF DOING SO WOULD BE BENEFICIAL TO OUR SHAREHOLDERS AND, THEREFORE, OUR SHAREHOLDERS MAY NOT BE ABLE TO MAXIMIZE THE RETURN ON THEIR INVESTMENT.

    Our authorized capital consists of an unlimited number of preferred shares. The Board of Directors, without any further vote by the common shareholders, has the authority to issue preferred shares and to determine the price, preferences, rights and restrictions, including voting and dividend rights, of these shares. The rights of the holders of common shares are subject to the rights of holders of any preferred shares that the Board of Directors may issue in the future. That means, for example, that we can issue preferred shares with more voting rights, higher dividend payments or more favorable rights upon dissolution, than the common shares. If we issued certain types of preferred shares in the future, it may also be more difficult for a third party to acquire a majority of our outstanding voting shares.

    In addition, we have a "classified" Board of Directors, which means that only approximately one-third of our directors are eligible for election each year. Therefore, if shareholders wish to change the composition of the Board of Directors, it would take at least two years to remove a majority of the existing directors, and three years to change all directors. Also, the holders of our Series A preferred shares are entitled to vote as a class for one director. The Series A Director serves for a one year term and any vacancy may be filled only by a vote of the holders of Series A preferred shares. If we do not redeem our Series A preferred shares as required during 2006, 2007, and 2008, then our Series A shareholders will be entitled to special voting rights enabling them to elect a majority of our Board of Directors, who will continue to serve as directors until we have redeemed our Series A preferred shares as required.

    Having a classified Board of Directors and these special rights of the Series A preferred shareholders may, in some circumstances, deter or delay mergers, tender offers or other possible transactions which may be favored by some or a majority of our shareholders.

BECAUSE OUR PREFERRED SHAREHOLDERS ARE ENTITLED TO CERTAIN PREFERENCES OVER OUR COMMON SHAREHOLDERS, UNDER CERTAIN CIRCUMSTANCES, OUR COMMON SHAREHOLDERS MAY NOT RECEIVE A RETURN OF THE FULL AMOUNT THEY HAVE INVESTED IN OUR COMPANY.

    In July 1999, we issued 33,948 Series A preferred shares. Our Series A preferred shares entitle the holders to certain preferences over our common shares (described elsewhere in this annual report), including the following:

    - we may not issue any securities that rank senior to, or in parity with, the Series A preferred shares without obtaining the approval of the holders of a majority of the Series A preferred shares;

    - we may not issue dividends to holders of common shares until all accrued and unpaid dividends on the Series A preferred shares are paid in full; and

    - if we liquidate or wind-up our company or if we sell our company or in certain other circumstances, holders of Series A preferred shares are entitled to receive an amount equal to $1,000 per Series A preferred share, or approximately $34.0 million in the aggregate, plus accrued and unpaid dividends, before holders of common shares would be entitled to receive any distribution.

THE VOLATILITY OF THE STOCK MARKET COULD DRIVE DOWN THE PRICE OF OUR COMMON SHARES WHICH COULD RESULT IN LOSSES TO OUR SHAREHOLDERS.

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

FUTURE SALES BY EXISTING SHAREHOLDERS MAY LOWER THE PRICE OF OUR COMMON SHARES WHICH COULD RESULT IN LOSSES TO OUR SHAREHOLDERS.

    As of February 29, 2000, we had outstanding 16,045,167 voting shares, which includes 3,259,768 shares issuable upon conversion of our Series A preferred shares. All of these shares are eligible for sale under Rule 144, pursuant to currently effective registration statements, or are otherwise freely tradable. Directors, executive officers and certain shareholders who in the aggregate own 4,879,759 voting shares have agreed to a 90-day lock-up with respect to their shares. FleetBoston Robertson Stephens Inc. may release shareholders from the lockup agreement at any time and without notice. Following the expiration of this lock-up period, 4,879,759 common shares subject to the lock-up agreements will become available for immediate resale in the public market subject, in some instances, to the volume and other limitations of Rule 144.

    Subject to the lock-up agreements described above, our common shares are eligible for sale into the public market as follows:

    - Our affiliates own 1,971,325 shares that may be sold subject to volume restrictions imposed by Rule 144. Our affiliates also own options to acquire an additional 950,776 shares. The shares to be issued upon exercise of these options have been registered and may be freely sold when issued.

    - Our employees and consultants who are not deemed affiliates hold options to buy a total of 995,698 shares. The shares to be issued upon exercise of these options have been registered and may be freely sold when issued.

    - 3,069 shares issuable upon exercise of outstanding warrants, are registered for sale pursuant to a registration statement filed with the Securities and Exchange Commission, and may be freely sold.

    - We may issue options to purchase up to an additional 501,412 shares under our stock option plans. The shares to be issued upon exercise of these options have been registered and may be freely sold when issued.

    - We have filed registration statements covering 1,916,000 common shares, and an additional 5,283,758 common shares issuable upon conversion of our Series A preferred shares and issued or issuable upon exercise of certain warrants issued on July 15, 1999. These shares may be freely sold so long as the registration statements covering them remain effective.

    Sales of substantial amounts of common shares into the public market could lower the market price of our common shares.

    In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who has owned shares for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the number of our common shares then outstanding (which equals approximately 127,854 common shares as of February 29, 2000, without giving effect to our proposed offering) or (ii) the average weekly trading volume of our common shares during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about our company. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has owned the shares proposed to be sold for at least two years, is entitled to sell his shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

WE MAY SUFFER LOSSES AS RESULT OF FLUCTUATIONS IN EXCHANGE RATES BETWEEN THE U.S. DOLLAR AND FOREIGN CURRENCIES.

    Our financial statements are prepared in U.S. dollars and much of our business is conducted in U.S. dollars. However, we incur expenses in Canadian dollars and in other foreign currencies. We also sell products to customers in foreign countries and bill those customers in local currencies at predetermined exchange rates. As our business expands, we anticipate that we will increasingly incur expenses and bill and receive payments in local currencies at prevailing exchange rates. As a result, we may suffer losses due to fluctuations in the exchange rates between the U.S. dollar and the Canadian dollar and the U.S. dollar and the currencies of other countries. We currently engage in limited foreign exchange hedging activities by sometimes purchasing Canadian funds before they are actually required to protect ourselves against the risk of losses due to fluctuations in exchange rates. We do not currently engage in hedging activities for any other foreign currencies.

FORWARD-LOOKING STATEMENTS

    This annual report includes forward-looking statements. You can identify these forward-looking statements when you see us using words such as "expect," "anticipate," "estimate," "believe," "intend," "may," "predict," and other similar expressions. These forward looking statements cover, among other items:

    - FDA and other regulatory approval for certain of our products;

    - acceptance of our products in the clinical diagnostic market;

    - acceptance of genotyping in the clinical diagnostic market;

    - our marketing and sales plans;

    - our expectations about the markets for our products;

    - the performance of our products;

    - our intention to introduce new products;

    - our future capital needs;

    - our clinical trials;

    - reimbursement of our products by insurance companies and other third-party payors;

    - our ability to compete in the research, clinical research and clinical diagnostic markets;

    - our patent applications;

    - our ability to bring our Atlanta manufacturing facility fully operational;

    - our ability to modify our information systems to accommodate euro transactions; and

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

    - delays in developing, or the failure to develop, new products and enhanced versions of existing products; and

    - the timing of our future capital needs or our inability to raise additional capital when needed.

    We do not undertake any obligation to publicly update or revise any forward-looking statements contained in this prospectus or incorporated by reference, whether as a result of new information, future events or otherwise. Because of these risks and uncertainties, the forward-looking statements and circumstances discussed in this annual report might not transpire.

ITEM 2. DESCRIPTION OF PROPERTY.

    The table below lists the locations of our facilities and summarizes certain information about each location.

                                                                                                      SQUARE
                                                                                                       FEET
                                LOCATION                              USE                          (APPROXIMATE)
                                --------                              ---                          -------------
1.                         Bay Street              Research, sales and principal executive            20,643
                           Toronto, Canada         offices

2.                         Etobicoke               MicroCel manufacturing                              8,482
                           Ontario, Canada

3.                         Etobicoke               Sequencer manufacturing                            10,500
                           Ontario, Canada

4.                         Oakville                Research and development                            8,000
                           Ontario, Canada

5.                         University of           Kit manufacturing and research and                  8,171
                           Pittsburgh              development
                           Applied Research
                           Center,
                           Pittsburgh,
                           Pennsylvania

6.                         Technology Park         Research and development and laboratory             7,313
                           Norcross, Georgia

7.                         Suwanee, Georgia*       GeneKit manufacturing, research and                99,822
                                                   development, and laboratory and
                                                   sales and administrative offices

8.                         Evry,                   European head office                                6,000
                           France

9.                         Meyerside Drive**       Kit development                                     3,100
                           Mississauga,
                           Canada

10.                        Kestrel Road**          Kit manufacturing                                  22,600
                           Mississauga,
                           Canada

11.                        Technology Park,**      Research and development and laboratory            21,032
                           Norcross, Georgia


                        TERM OF LEASE
                        -------------
1.                     June 1995 -
                       May 2000
2.                     June 1996 -
                       May 2001
3.                     September 1998 -
                       August 2003
4.                     September 1998 -
                       August 2003
5.                     September 1997 -
                       August 2000

6.                     March 1998 -
                       February 2003
7.                     February 2000 -
                       March 2010

8.                     March 1999 -
                       February 2001
9.                     May 1999 -
                       April 2004

10.                    May 1999 -
                       April 2004

11.                    November 1999 -
                       October 2004

------------------------

*   This facility is not yet operating.

** We do not intend to use these facilities and are currently attempting to sublease them.

    In addition, to the foregoing we have entered into a short term lease in Norcross, Georgia for temporary office space until our new facility in Suwanee, Georgia is complete.

    We believe that additional facilities will be available at reasonable market rates to meet any future needs we may have for additional space.

ITEM 3. LEGAL PROCEEDINGS.

    We are not a party to any material legal proceedings other than the suit described under "Description of Business--Proprietary Rights".

SERVICE AND ENFORCEMENT OF LEGAL PROCESS

    Our company is incorporated under the laws of the Province of Ontario, Canada and a substantial portion of our assets are located in Canada. Certain of our directors and officers and certain of the experts named in this annual report are residents of Canada, and all or a substantial portion of their assets are located outside the United States. As a result, if any of our shareholders were to bring a lawsuit against our officers, directors or experts in the United States it may be difficult for them to effect service of legal process within the United States upon those people who are not residents of the United States or to realize in the United States upon judgments of courts of the United States based upon civil liability under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (including the rules promulgated thereunder by the Securities and Exchange Commission). In addition, our attorneys in Canada, Osler, Hoskin & Harcourt LLP, have advised us that there is doubt as to the enforceability in Canada against our company, our directors and officers, or the experts named in this annual report, in each case if not a resident of the United States, of liabilities predicated solely upon U.S. federal securities laws.

ITEM 4. CONTROL OF REGISTRANT.

    The following table sets forth certain information regarding the beneficial ownership of our outstanding voting shares, as of February 29, 2000, for
(i) all shareholders known to beneficially own or exercise control or direction over more than 10% of our common shares, and (ii) all directors and executive officers as a group (13 persons):

                                                                  NUMBER OF SHARES
                                                              BENEFICIALLY OWNED(1) OR
                                                               OVER WHICH CONTROL OR     PERCENTAGE OF
NAME                                                           DIRECTION IS EXERCISED      CLASS(1)
----                                                          ------------------------   -------------
Warburg, Pincus Funds(2)....................................         2,908,434               16.1%
GeneVest Inc. (3)...........................................         1,927,134               12.0%
All directors and executive officers as a group (13
  persons)(4)...............................................           409,134                2.5%

------------------------

(1) The information in this table is based on our records, information provided to us by directors and executive officers and a review of any Schedules 13D and 13G filed in 1999 and 2000 by our shareholders with the Securities and Exchange Commission. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Our common shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. This information is based on 16,045,167 voting shares outstanding as of February 29, 2000, which includes 3,259,748 common shares issuable upon conversion of our Series A preferred shares as of February 29, 2000. The number of common shares issuable upon conversion of our Series A preferred shares will increase as the dividends payable thereon accrue.

(2) Consists of (i) 1,374,236 common shares held by Warburg, Pincus Equity Partners, L.P., which includes 1,361,122 common shares issuable upon conversion of their Series A preferred shares; (ii) 1,454,217 common shares held by Warburg, Pincus Ventures International, L.P., which includes 1,440,341 common shares issuable upon conversion of their Series A preferred shares; (iii) 43,626 common shares held by Warburg, Pincus Netherlands Equity Partners, I, C.V., which includes 43,210 common shares issuable upon conversion of their Series A preferred shares; (iv) 29,084 common shares held by Warburg, Pincus Netherlands Equity Partners, II, C.V., which includes 28,807 common shares issuable upon conversion of their Series A preferred shares; and (v) 7,271 common shares held by Warburg, Pincus Netherlands Equity Partners III, C.V., which includes 7,202 common shares issuable upon conversion of their Series A preferred shares. Warburg, Pincus & Co. ("WP") is the sole general partner of each of these shareholders. Each of these shareholders is managed by E.M. Warburg, Pincus & Co., LLC ("EMW LLC"). Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC, and may be deemed to control both entities. Jonathan S. Leff, a director of our company, is a general partner of WP and a managing director and member of EMW LLC. Mr. Leff may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934, as amended) in an indeterminate portion of the shares beneficially owned by these shareholders. Mr. Leff disclaims beneficial ownership of all such shares.

(3) GeneVest Inc. is a Canadian company incorporated pursuant to the laws of Alberta, Canada. Mr. Sheldon Inwentash, one of our directors, is the President and Chief Executive Officer of GeneVest and, together with his affiliates, beneficially owns approximately 45% of GeneVest's issued and outstanding common shares.

(4) Includes an aggregate of 364,943 shares subject to options, exercisable within 60 days from February 29, 2000, held by our directors and executive officers, but excludes the shares held by GeneVest Inc. and Warburg Pincus Funds.

ITEM 5. NATURE OF TRADING MARKET.

    Our common shares are traded on the Nasdaq National Market under the symbol "VGIN". Our common shares are not listed or quoted for trading on securities markets outside of the United States. The following table sets forth, for the periods indicated, high and low sale prices of our common shares as reported on the Nasdaq National Market.

                                                                HIGH           LOW
                                                              --------       --------
FISCAL YEAR ENDED DECEMBER 31, 1998
    First Quarter...........................................  $  9.75         $ 6.00
    Second Quarter..........................................  $ 11.38         $ 7.50
    Third Quarter...........................................  $ 13.06         $ 7.00
    Fourth Quarter..........................................  $ 14.00         $ 9.25

FISCAL YEAR ENDED DECEMBER 31, 1999
    First Quarter...........................................  $ 21.75         $10.00
    Second Quarter..........................................  $ 21.81         $15.31
    Third Quarter...........................................  $ 22.81         $ 8.88
    Fourth Quarter..........................................  $ 34.63         $15.00

FISCAL YEAR ENDED DECEMBER 31, 2000
    First Quarter (through March 9, 2000)...................  $119.13         $29.00

    On March 9, 2000 the last reported sale price of our common shares on the Nasdaq National Market was $93.00. As of February 29, 2000, there were 111 holders of record of our common shares. This number does not include an indeterminable number of beneficial holders of these securities whose common shares are held by financial institutions in "street name."

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

    There is no law, government decree or regulation in Canada restricting the export or import of capital or affecting the remittance of dividends, interest or other payments to a nonresident holder of common shares, other than withholding tax requirements. See "Taxation--Canadian Federal Income Tax Considerations-Nonresidents of Canada."

    There is no limitation imposed by Canadian law or by our articles or other charter documents on the right of a nonresident to hold or vote common shares or preference shares with voting rights (collectively, "Voting Shares"), other than as provided in the Investment Canada Act (the "Investment Act"), as amended by the World Trade Organization Agreement Implementation Act (the "WTOA Act"). The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian," as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in Voting Shares by a non-Canadian (other than a "WTO Investor," as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of our company, and the value of the assets of our company were Cdn$5.0 million or more (provided that immediately prior to the implementation of the investment our company was not controlled by WTO Investors). An investment in Voting Shares by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment our company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of our company (in 2000) and the value of the assets of our company equalled or exceeded Cdn$192.0 million. A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of our company for purposes of the Investment Act if he or she acquired a majority of the Voting Shares. The acquisition of less than a majority, but at least one-third of our Voting Shares, would be presumed to be an acquisition of control of our company, unless it could be established that we were not controlled in fact by the acquirer through the ownership of Voting Shares. In general, an individual is a WTO Investor if he or she is a "national" of a country (other than Canada) that is a member of the World Trade Organization ("WTO Member") or has a right of permanent residence in a WTO Member. A corporation or other entity will be a "WTO Investor" if it is a "WTO investor-controlled entity," pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member.

    Certain transactions involving Voting Shares would be exempt from the Investment Act, including: (a) an acquisition of Voting Shares if the acquisition were made in the ordinary course of that person's business as a trader or dealer in securities; (b) an acquisition of control of our company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and (c) an acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of our company, through the ownership of voting interests, remains unchanged.

ITEM 7. TAXATION.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

    The following summary describes certain material Canadian federal income tax consequences generally applicable to a holder of common shares and a holder of Series A preferred shares each of whom at all relevant times, for purposes of the Income Tax Act (Canada) (the "ITA"), (i) acquires and holds such shares as capital property (including common shares acquired on a conversion of Series A preferred shares) and (ii) deals at arm's length with our company and, in case of a holder of Series A preferred shares, is a resident of the United States and not a resident in Canada for purposes of the Canada-United States Income Tax Convention, 1980 (a "Holder" and a "Series A Holder", with reference to a holder of common shares and a holder of Series A preferred shares, respectively). Generally, common shares and Series A preferred shares will be considered to be capital property to a Holder or a Series A Holder provided that such Holder or Series A Holder does not use or hold such shares in the course of carrying on a business, has not acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade, and is not a financial institution subject to the rules whereby gains and losses on certain securities are recorded on a mark-to-market basis. Some Holders may be entitled to have their common shares treated as capital property by making the irrevocable election in subsection 39(4) of the ITA.

    This summary is based upon the current provisions of the Canada-United States Income Tax Convention, 1980 (the "U.S. Treaty"), the ITA and the regulations thereunder and on an understanding of the published administrative practices of the Canada Customs and Revenue Agency (the "CCRA"). This summary does not take into account or anticipate any possible changes in law, or in the administration thereof, whether by legislative, governmental or judicial action, except proposals for specific amendment thereto which have been publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments").

    This summary does not address all aspects of Canadian federal income tax law that may be relevant to Holders or Series A Holders based upon their particular circumstances, and does not deal with provincial, territorial or foreign income tax legislation or considerations, which might differ significantly from the Canadian federal income tax considerations summarized herein.

    This summary is of a general nature only and is not intended to be, nor should it be construed as, advice to any particular Holder or Series A Holder. Holders and Series A Holders are advised to consult their tax advisors regarding the application of the Canadian federal income tax law to their particular circumstances, as well as any provincial, territorial and other tax consequences of the acquisition, ownership and disposition of their common shares or Series A preferred shares, as the case may be.

    All amounts relevant in computing the liability of a Holder or Series A Holder under the ITA are to be computed in Canadian currency at the rate of exchange prevailing at the relevant time.

COMMON SHARES

NONRESIDENTS OF CANADA

    TAXATION OF DIVIDENDS. A Holder who, at all relevant times, is not resident in Canada for purposes of the ITA (a "NonResident Holder") will be subject to Canadian non-resident withholding tax on dividends paid or credited, or deemed under the ITA to be paid or credited, to the NonResident Holder on the common shares. The rate of withholding tax under the ITA on dividends is 25% of the gross amount of the dividend. Such rate may be reduced under the provisions of an applicable international tax treaty. Pursuant to the U.S. Treaty, the rate of Canadian withholding tax applicable in respect of dividends paid or credited by our company to a NonResident Holder resident in the United States is generally reduced to 15%, or 5% in the case of a corporate NonResident Holder that owns beneficially 10% or more of the voting stock of our company. Moreover, pursuant to Article XXI of the U.S. Treaty, an exemption from Canadian withholding tax generally is available in respect of dividends received by certain trusts, companies and other organizations whose income is exempt from tax under the laws of the United States.

    DISPOSITION OF COMMON SHARES. A NonResident Holder will not be subject to tax under the ITA in respect of a capital gain realized on the disposition of a common share unless the common share constitutes or is deemed to constitute "taxable Canadian property" (as defined in the ITA) and the capital gain is not exempt from tax under the ITA pursuant to an applicable international tax treaty. Shares of a Canadian corporation that are listed on a prescribed stock exchange (which includes the National Association of Securities Dealers Automated Quotation System) will generally not be considered to be taxable Canadian property to a NonResident Holder, unless, at any time during the five year period immediately preceding the disposition or deemed disposition of the common share, the NonResident Holder, persons with whom the NonResident Holder did not deal at arm's length or any combination thereof owned or had an option to acquire not less than 25% of the issued shares of any class or series of shares of our company.

    For the purposes of determining whether a property is a taxable Canadian property, a person holding an option to acquire shares or other securities convertible into or exchangeable for shares, or otherwise having an interest in shares, will be considered to own the shares that could be acquired upon the exercise of the option, the conversion or exchange rights or in which there is such interest. The aforementioned rules can apply to any class of shares.

    A common share acquired by a NonResident holder on the conversion of a Series A preferred share will be considered to be taxable Canadian property.

    A NonResident Holder whose common shares constitute or are deemed to constitute taxable Canadian property and who would not be eligible for an exemption from tax under the ITA in respect of any gains realized on the depreciation of such shares pursuant to an applicable international tax treaty is referred to in the discussion below under "Canadian Residents -- DISPOSITION OF COMMON SHARES" for information regarding the treatment of the disposition under the ITA.

    Even if the common shares constitute or are deemed to constitute taxable Canadian property to a NonResident Holder and their disposition would give rise to a capital gain, an exemption from tax under the ITA may be available under the terms of an applicable international tax treaty. A NonResident Holder resident in the United States for purposes of the U.S. Treaty will generally be exempt from tax under the ITA in respect of a gain on the disposition of common shares provided that the value of the common shares is not derived principally from real property situated in Canada. Paragraph 5 of Article XIII of the U.S. Treaty provides that paragraph 4 of Article XIII, which normally provides such an exemption for U.S. residents from Canadian tax on the disposition of property such as shares, generally does not apply where the U.S. resident was a Canadian resident for 120 months during any period of twenty consecutive years preceding the time of the disposition of the property and the individual was resident in Canada at any time during the ten years immediately preceding the disposition of the property.

    As discussed below under "Canadian Residents -- DISPOSITION OF COMMON SHARES", a purchase of common shares by our company (other than a purchase of common shares by our company on the open market in a manner in which shares would normally be purchased by any member of the public in the open market) will give rise to a deemed dividend under the ITA. Any such dividend deemed to have been received by a NonResident Holder will be subject to non-resident withholding tax as described above. The amount of any such deemed dividend will reduce the proceeds of disposition of the common share to the NonResident Holder for the purpose of computing the amount of the NonResident Holder's capital gain or loss under the ITA.

CANADIAN RESIDENTS

    TAXATION OF DIVIDENDS. Dividends received on a common share held by a Holder who at all relevant times, is a resident of Canada for purposes of the ITA (a "Resident Holder"), will be required to be included in the Resident Holder's income as computed under the ITA. Under Part I of the ITA, gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations by individuals will apply to dividends received by the a Resident Holder who is an individual. Dividends received by a Resident Holder that is a corporation normally will be deductible in computing the taxable income of the Resident Holder. Certain corporations may be liable to pay a 33 1/3% refundable tax under Part IV of the ITA on such dividends.

    DISPOSITION OF COMMON SHARES. Upon the disposition or deemed disposition of a common share, a Resident Holder will realize a capital gain (or a capital loss) to the extent that the proceeds of disposition are greater than (or less than) the aggregate of the adjusted cost base to the Resident Holder of the common share and any reasonable costs of disposition.

    Three-quarters (or, under the Proposed Amendments, two-thirds) of any capital gain realized by a Holder (a taxable capital gain) will be included in computing the Resident Holder's income and three-quarters (or, under the proposed Amendments, two-thirds) of any capital loss realized by a Resident Holder may normally be deducted from the Resident Holder's taxable capital gains realized in the year of disposition, the three preceding taxation years or any subsequent taxation years, subject to detailed rules contained in the ITA. In certain cases, a capital loss otherwise determined from the disposition of a common share may be reduced by the amount of dividends previously received.

    A purchase of common shares by our company (other than a purchase of common shares by our company on the open market in a manner in which shares would normally be purchased by any member of the public in the open market) will give rise to a deemed dividend (except to the extent that such dividend may be regarded under the ITA as proceeds of disposition or a capital gain and not as a dividend for Resident Holders that are corporations) under the ITA. The amount of any such deemed dividend will reduce the proceeds of disposition of the common shares to the Resident Holder for the purpose of computing the amount of the Resident Holder's capital gain or loss under the ITA.

SERIES A PREFERRED SHARES

    TAXATION OF DIVIDENDS. A Series A Holder will be subject to Canadian non-resident withholding tax on dividends paid or credited, or deemed to be paid or credited, to the Series A Holder on the Series A preferred shares. The rate of non-resident withholding tax under the ITA on dividends is 25% of the gross amount of the dividend. Pursuant to the U.S. Treaty, the rate of Canadian non-resident withholding tax applicable in respect of dividends paid or credited to a Series A Holder is generally reduced to 15%, or 5% in the case of a corporate Series A holder that owns beneficially 10% or more of our voting shares. Moreover, pursuant to Article XXI of the U.S. Treaty, an exemption from Canadian non-resident withholding tax is generally available in respect of dividends received by certain trusts, companies and other organizations whose income is exempt from tax under the laws of the United States.

    Where our company pays or is deemed to pay a dividend on the Series A preferred shares we will generally be subject to a tax under Part VI.1 of the ITA equal to 25% of the amount of the dividend. We will generally be entitled to deduct nine-fourths of the amount of such tax in computing our taxable income for purposes of Part I of the ITA.

    REDEMPTION OF THE SERIES A PREFERRED SHARES. A redemption of a Series A preferred share will give rise to a deemed dividend equal to the difference between the amount we paid on the redemption of the Series A preferred share and the paid-up capital of such share as determined in accordance with the ITA. The paid-up capital of such share may be less than the Series A Holder's cost of such share. The amount of any such deemed dividend will reduce the proceeds of disposition to the Series A Holder for purposes of computing the amount of the Series A Holder's capital gain (or capital loss) under the ITA. A redemption of a Series A preferred share will be considered to be disposition under the ITA and will give rise to a capital gain (or capital loss) to the extent that the Series A Holder's proceeds of disposition (excluding any deemed dividend on redemption) exceed the total of the Series A Holder's adjusted cost base of such share and any reasonable costs of disposition. A redemption of a Series A preferred share will trigger certain filing requirements under section 116 of the ITA. For information regarding the treatment of the deemed dividend, see Taxation of Dividends, above. For information regarding the treatment of the capital gain or capital loss, see DISPOSITION OF SERIES A PREFERRED SHARES, below.

    CONVERSION OF THE SERIES A PREFERRED SHARES. The conversion of a Series A preferred share into common shares will be deemed by the ITA not to be a disposition of the Series A preferred share and, accordingly, a Series A Holder will not be considered to have realized a capital gain or capital loss on such conversion. If, and to the extent that, a dividend is deemed to be paid or credited on the conversion, such dividend will be subject to withholding tax, see TAXATION OF DIVIDENDS, above. Although the matter is not free from doubt, no dividend should be deemed to be paid or credited on the conversion.

    For purposes of the conversion, the cost of the common shares acquired on conversion will be equal to the adjusted cost base of the Series A preferred shares to the Series A Holder that have been converted. The adjusted cost base to the Series A Holder of the common shares acquired on the conversion will be determined by averaging the cost of the common shares acquired on the conversion with the adjusted cost base to the Series A Holder of all other common shares held as capital property at that time by the Series A Holder.

    A common share acquired on a conversion will constitute taxable Canadian property under the ITA. Therefore a Series A Holder that disposes of a common share acquired on a conversion will be subject to tax under the ITA in respect of a capital gain realized on the disposition, unless relief under an applicable international tax treaty is available. For more information regarding the treatment of the disposition under the ITA and the U.S. Treaty, see DISPOSITION OF SERIES A PREFERRED SHARES, below.

    Under the current administrative practice of the CCRA, a Series A holder who, upon conversion of a Series A preferred share, receives cash not in excess of C$200 in lieu of a fraction of a common share may either treat this amount as proceeds of disposition of a portion of the Series A preferred share or, alternatively, reduce the adjusted cost base of the common share received on the conversion by the amount of case received. In the event that the Series A Holder chooses to recognize a disposition of a portion of the Series A preferred share, a capital gain or loss may be realized. For information regarding the treatment of the capital gain or capital loss, see DISPOSITION OF SERIES A PREFERRED SHARES, below.

    DISPOSITION OF THE SERIES A PREFERRED SHARES. A Series A Holder will be subject to tax under the ITA in respect of a capital gain realized on the disposition of a share if the share constitutes or is deemed to constitute "taxable Canadian property" (as defined in the ITA) and the disposition is not exempt from tax under the ITA due to the application of the U.S. treaty.

    A Series A preferred share will constitute taxable Canadian property for purposes of the ITA. However, a Series A Holder resident in the United States for purposes of the U.S. Treaty will generally be exempt from Canadian tax in respect of a gain on the disposition of a Series A preferred share provided that the value of the Series A preferred share is not derived principally from real property situated in Canada.

    Paragraph 5 of Article XIII of the U.S. Treaty provides that paragraph 4 of
Article XIII, which normally provides such an exemption for U.S. residents from Canadian tax on the disposition of property such as shares, generally does not apply where the U.S. resident was a Canadian resident for 120 months during any period of twenty consecutive years preceding the time of the disposition of the property and the individual was resident in Canada at any time during the ten years immediately preceding the disposition of the property.

    A disposition of a Series A preferred share will trigger certain filing requirements under section 116 of the ITA, regardless of whether relief from taxation under an applicable international tax treaty is available.

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

TAX STATUS OF THE COMPANY

    PERSONAL HOLDING COMPANIES. A non-U.S. corporation may be classified as a personal holding company (a "PHC") for United States federal income tax purposes if both of the following two tests are satisfied: (i) if at any time during the last half of the company's taxable year, five or fewer individuals (without regard to their citizenship or residency) own or are deemed to own (under certain attribution rules) more than 50% of the stock of the corporation by value and (ii) 60% or more of such non-U.S. corporation's gross income derived from U.S. sources or effectively connected with a U.S. trade or business, as specifically adjusted, is from certain passive sources such as dividends and royalty payments. Such a corporation generally is taxed (currently at a rate of 39.6% of "undistributed personal holding company income") on the amounts of such passive source income, after making adjustments such as deducting dividends paid and income taxes, that are not distributed to shareholders. We believe that our company was not a PHC in 1999 and is not currently a PHC. However, no assurance can be given that either test will not be satisfied in the future.

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

    PASSIVE FOREIGN INVESTMENT COMPANIES. A company will be a passive foreign investment company ("PFIC") if 75% or more of its gross income (including the pro rata share of the gross income of any company (United States or foreign) in which the company is considered to own 25% or more of the shares (determined by market value)) in a taxable year is passive income. Alternatively, the company will be considered to be a PFIC if at least 50% of the value of the company's assets (averaged over the year) (including the pro rata share of the value of the assets of any company in which the company is considered to own 25% or more of the shares (determined by market value)) in a taxable year are held for the production of, or produce, passive income. For these purposes, the value of our assets is calculated based on our market capitalization. Passive income generally includes, among others, interest, dividends, royalties, rents and annuities.

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

    If our company is treated as a PFIC for any taxable year, U.S. Holders should consider whether to make a QEF Election for United States federal income tax purposes. If a U.S. Holder has a QEF Election in effect for all taxable years that such U.S. Holder has held the common shares and our company was a PFIC, distributions and gain will not be recognized ratably over the U.S. Holder's holding period or subject to an interest charge, gain on the sale of common shares will be characterized as capital gain and the denial of basis step-up at death described above would not apply. Instead, each such U.S. Holder is required for each taxable year that our company is a qualified electing fund to include in income a pro rata share of the ordinary earnings of our company as ordinary income and a pro rata share of the net capital gain of our company as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. Consequently, in order to comply with the requirements of a QEF Election, a U.S. Holder must receive from our company certain information. We intend to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF Election in the event our company is classified as a PFIC. The QEF Election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service (the "IRS"). A shareholder makes a QEF Election by attaching a completed IRS Form 8621 (including the PFIC annual information statement) to a timely filed United States federal income tax return and by filing such form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF Election is not made, a shareholder in a PFIC who is a U.S. Holder must file a completed IRS Form 8621 every year.

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

    We do not believe our company was a PFIC during 1999. However, there can be no assurance that our company will not be classified as a PFIC in 2000 or thereafter because the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. Holders who hold common shares during a period when our company is a PFIC will be subject to the foregoing rules, even if our company ceases to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election. U.S. Holders are urged to consult with their own tax advisors about making a QEF Election or Mark-to-Market Election and other aspects of the PFIC rules.

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

    Treasury regulations generally effective January 1, 2001 may alter the rules regarding information reporting and back-up withholding. In particular, those regulations generally would impose back-up withholding on dividends paid in the United States on common shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption. Prospective investors should consult their tax advisors concerning the effect, if any, of these Treasury regulations on an investment in common shares. The amount of any back-up withholding will be allowed as a credit against a U.S. or Non-U.S. Holder's United States federal income tax liability and may entitle such Holder to a refund, provided that certain required information is furnished to the IRS.

ITEM 8. SELECTED FINANCIAL DATA.

    The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and the Notes thereto. The Consolidated Statements of Operations data for fiscal years 1997, 1998, 1999 and the Consolidated Balance Sheet data as of December 31, 1998 and 1999, as set forth below, have been derived from our consolidated financial statements which have been audited by PricewaterhouseCoopers LLP, Chartered Accountants in Canada, whose report with respect to such financial statements is included herein. The Consolidated Statements of Operations data for fiscal years 1995 and 1996 and the Consolidated Balance Sheet data as of December 31, 1995, 1996 and 1997, as set forth below, have been derived from audited consolidated financial statements not included in this annual report. Historical results are not necessarily indicative of results to be expected for any future period.

                                                              YEARS ENDED DECEMBER 31
                                           --------------------------------------------------------------
                                              1995         1996         1997         1998         1999
                                           ----------   ----------   ----------   ----------   ----------
                                                      ($ IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
  Sales..................................  $       --   $      978   $    3,033   $   10,875   $   13,627
  Cost of sales..........................          --          561        1,995        6,673        9,273
                                           ----------   ----------   ----------   ----------   ----------
  Gross margin...........................          --          417        1,038        4,202        4,354
  Sales, general and administrative
    expense..............................       1,476        3,377        7,448       11,516       19,074
  Research and development expense.......       1,241        2,745        4,123        6,289        7,935
  Other expense..........................          --           --          654          420        1,329
                                           ----------   ----------   ----------   ----------   ----------
  Loss from operations before interest...      (2,717)      (5,705)     (11,187)     (14,023)     (23,984)
  Interest income........................          12          609          774          264          695
  Interest and financing expense.........         (19)         (69)          (3)      (1,132)      (1,998)
                                           ----------   ----------   ----------   ----------   ----------
  Net loss...............................      (2,724)      (5,165)     (10,416)     (14,891)     (25,287)
  Cumulative preferred dividends and
    accretion of discount attributable to
    preferred shares.....................          --           --           --           --       (1,770)
                                           ----------   ----------   ----------   ----------   ----------
  Net loss attributable to common
    shareholders.........................  $   (2,724)  $   (5,165)  $  (10,416)  $  (14,891)  $  (27,057)
                                           ==========   ==========   ==========   ==========   ==========
  Net loss per common share..............  $    (0.65)  $    (0.89)  $    (1.48)  $    (1.91)  $    (2.73)
  Weighted average number of common
    shares outstanding...................   4,181,599    5,791,367    7,059,578    7,782,094    9,916,954

                                                                      DECEMBER 31
                                                  ----------------------------------------------------
                                                    1995       1996       1997       1998       1999
                                                  --------   --------   --------   --------   --------
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and short-term investments...............   $  403    $18,928    $ 7,588    $11,274    $42,688
  Working capital...............................      418     20,061      9,561      8,432     45,611
  Total assets..................................    1,791     22,606     13,936     27,783     58,640
  Indebtedness..................................      500         --         --      7,495         --
  Mandatorily redeemable convertible preferred
    shares......................................       --         --         --         --     27,556
  Accumulated deficit...........................   (3,680)    (8,845)   (19,260)   (34,151)   (59,438)
  Shareholders' equity..........................      841     21,795     12,610     14,579     24,351

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

    YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH
ITEM 8 --"SELECTED FINANCIAL DATA" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. IN ADDITION TO HISTORICAL INFORMATION, THE FOLLOWING DISCUSSION CONTAINS CERTAIN
FORWARD-LOOKING STATEMENTS THAT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. SEE "DESCRIPTION OF BUSINESS--FORWARD-LOOKING STATEMENTS."

OVERVIEW

    We began operations in 1993. Until 1996, we devoted substantially all of our resources to the research and development of our technology and products. In late 1996, we began manufacturing and selling our products to the research and clinical research markets.

    Our products and services include:

    - SEQUENCING SYSTEMS. Sequencing systems consist of automated DNA sequencers and related equipment, and our proprietary DNA analysis and data management software.

    - GENEKITS AND OTHER CONSUMABLES. GeneKits consist of various reagents, enzymes, primers and other chemicals, and other consumables consist of disposable gel cassettes, acrylamide and other materials.

    - TESTING, SEQUENCING AND OTHER SERVICES. We provide services, such as viral load testing, genotyping and other molecular services, through our wholly-owned subsidiaries, Applied Sciences, Inc., which we acquired in 1997, and Visible Genetics Europe S.A. (formerly known as ACT Gene S.A.), which we acquired in 1998.

    During 1996 and 1997, we generated revenues primarily by selling sequencing systems. During this period, our business strategy focused on installing our DNA sequencers and related equipment in research and clinical research facilities. During 1998, we began to shift our strategy to target the clinical diagnostic market and to place greater emphasis on generating recurring revenues from sales of GeneKits and other consumables initially to the research and clinical research markets and, subject to FDA approval, to the clinical diagnostic market. As part of this strategy, we may sell our DNA sequencers at reduced prices to customers who commit to purchase significant quantities of GeneKits and other consumables. In addition, in 1998 and 1999, we bundled our DNA sequencers and GeneKits for sale at reduced prices. We discontinued the practice of bundled sales in the second half of 1999. This strategy may result, initially, in reduced gross margins and additional losses as we attempt to expand our installed base of DNA sequencers. However, we believe that this strategy, over the long term, will help us maximize recurring sales of our HIV GeneKit and other GeneKits to the clinical diagnostic market, should we receive FDA approval.

OUR OPERATIONS

    SALES. Sales consist of revenues from the sale of sequencing systems and GeneKits and other consumables, as well as from the sale of testing services. Sales include shipping charges, but exclude sales and excise taxes. Revenues from the sale of our products are recognized when shipment occurs, title passes to the customer or distributor and there is a reasonable assurance of collectibility. Revenues from the sale of testing and other services are recognized when the service is provided and there is a reasonable assurance of collectibility. Sales of bundled sequencing systems and GeneKits are recognized proportionately as the components of the bundle are shipped to customers. The total sales price of the bundle is allocated to the components proportionately based on the retail prices typically charged for such components if they were sold individually rather than as part of the bundle.

    We sell our products in North America, Europe, Asia, Australia and South America. In the United States, Canada and many countries in Europe, we sell our products directly through our own sales force. In selected geographic and product markets, we seek to sell our products through distribution, marketing or agency agreements with leading distributors. Currently, we have entered into agreements with distributors or agents in Spain, Portugal, Japan, Australia, New Zealand and Argentina.

    For an analysis of sales by product segment and geographic market, see
Note 15 to our Consolidated Financial Statements.

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

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses consist primarily of salaries and related expenses for employees engaged in research and development, occupancy costs, consulting fees, travel costs, depreciation and amortization of fixed assets and costs related to FDA clinical trials for our HIV OpenGene System.

    INTEREST INCOME. Interest income consists of income earned on cash, cash equivalents and marketable securities.

    INTEREST AND FINANCING EXPENSE. Interest and financing expense consists of interest paid or accrued, and amortization of warrant costs and other financing expenses.

    Our financial statements are presented in U.S. dollars and are prepared in accordance with generally accepted accounting principles in the United States.

RESULTS OF OPERATIONS

COMPARISON OF FISCAL YEAR ENDED DECEMBER 31, 1999 TO FISCAL YEAR ENDED
  DECEMBER 31, 1998

    SALES. Sales increased 25% to $13.6 million in 1999, from $10.9 million in 1998. This increase resulted primarily from increased sales of our GeneKits and other consumables. In 1999, 340 sequencing systems were sold, as compared to 412 sequencing systems sold in 1998. The decrease in sequencing systems sold in 1999 as compared to 1998 is due to a decline in Seq4x4 sales to Amersham, which decreased from 273 units in 1998 to 85 units in 1999. In 1998 Amersham began to actively market the Seq4x4 and initial sales were high as Amersham filled their distribution pipeline. Subsequently, Amersham's marketing effort has been transferred to the Long-Read Tower at a higher unit price but lower anticipated volume. In 1999, sequencing systems accounted for 57% of total sales, compared to 74% of total sales in 1998. In 1999, GeneKits and other consumables accounted for 35% of total sales, compared to 13% of total sales in 1998. Testing services accounted for 8% of sales in 1999, compared to 13% of sales in 1998. Sales in North America, Europe, Japan and the rest of the world were $5.2 million, $5.5 million, $1.6 million and $1.3 million, respectively, for 1999, as compared to $4.4 million, $4.6 million, $1.6 million and $0.3 million, respectively, during 1998. During 1999, Amersham accounted for approximately 21% of sales, of which 19% comprised sequencing systems and 2% comprised GeneKits and other consumables. During 1998, Amersham accounted for 30% of sales, of which 29% comprised sequencing systems and 1% comprised GeneKits and other consumables. The sales to Amersham were made on the same general terms and conditions as the majority of other sales during the respective periods.

    COST OF SALES. Cost of sales increased 39% to $9.3 million in 1999, from $6.7 million in 1998. In 1999, cost of sales aggregated 68% of sales, compared to 61% of sales in 1998. This increase in cost of sales as a percentage of sales was primarily related to a write-off of obsolete and discontinued instruments and related parts totaling $0.6 million recorded in the second quarter of 1999.

    SALES, GENERAL AND ADMINISTRATIVE EXPENSES. Sales, general and administrative expenses increased 66% to $19.1 million in 1999, from $11.5 million in 1998. This increase resulted primarily from increased payroll and personnel costs due to the continued growth of our business, costs of quality control and regulatory departments established in 1998 and the continued expansion of our sales force in North America and Europe. Sales and marketing expenses included in sales, general and administrative expenses increased 79% to $11.1 million in 1999, from $6.2 million in 1998.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased 26% to $7.9 million in 1999, from $6.3 million in 1998. This increase resulted from increased payroll and personnel costs, along with increased purchases of laboratory supplies, as we developed additional GeneKits and continued our research programs. Additionally, we incurred costs for pre-clinical and clinical trials related to our FDA submission for our HIV OpenGene System.

    EXIT AND TERMINATION COSTS. During 1999 we incurred exit and termination costs of $1.3 million. There were no such costs in 1998. Of this amount, $0.8 million related to the planned relocation of certain of our activities to a new location in Atlanta, and $0.5 million was for termination benefits payable to two senior officers in connection with the termination of their employment with our company.

    INTEREST INCOME. Interest income increased to $0.7 million in 1999, from $0.3 million in 1998. The increase reflects interest earned on higher average cash balances as a result of the proceeds received from financings completed during the third and fourth quarters of 1999.

    INTEREST AND FINANCING EXPENSE. Interest and financing expense increased to $2.0 million in 1999, from $1.1 million in 1998. This increase was due to interest and financing costs on our term loan agreements entered into in April and September 1998 and the Warburg Pincus financing in July 1999. Of the total interest and financing expense, $1.5 million was a non-cash charge due to the amortization of costs attributable to warrants issued in connection with our term loans and the Warbug Pincus financing, compared to $0.6 million during 1998.

COMPARISON OF FISCAL YEAR ENDED DECEMBER 31, 1998 TO FISCAL YEAR ENDED
  DECEMBER 31, 1997

    SALES. Sales increased 259% to $10.9 million in 1998 from $3.0 million in 1997. This increase resulted from increased sales of our sequencing systems, GeneKits and other consumables and testing, sequencing and other services. In 1998, 412 sequencing systems were sold, an increase of 353% from the 91 systems sold in 1997. In 1998, sequencing systems accounted for 74% of sales, compared to 90% of sales in 1997. GeneKits and other consumables accounted for 13% of sales in 1998, compared to 8% in 1997. Testing services accounted for 13% of sales in 1998 compared to 2% of sales in 1997 as a result of our acquisitions in 1997 and 1998 of a DNA diagnostic testing companies. Sales during 1998 in North America, Europe, Japan and the rest of the world were $4.4 million, $4.6 million, $1.6 million and $0.3 million, respectively, as compared to $2.8 million, $0.2 million, nil and $0.05 million, respectively, during 1997. During 1998, Amersham accounted for 30% of sales, of which 29% comprised sequencing systems and 1% comprised GeneKits and other consumables. The sales to Amersham were made on the same general terms and conditions as the majority of other sales during the year. During 1997, no customer accounted for more than 10% of sales.

    COST OF SALES. Cost of sales increased 235% to $6.7 million in 1998 from $2.0 million in 1997. In 1998, cost of sales aggregated 61% of sales, a decrease from 66% of sales in 1997. Cost of sales decreased in 1998 as a percentage of sales due to improvements in our manufacturing processes, as well as economies of scale as production of sequencing systems, GeneKits and other consumables increased compared to the previous year.

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

    In April 1998, we acquired 100% of the shares of ACT Gene S.A., a DNA diagnostic testing company, for 85,000 common shares and cash payable of $0.7 million. This acquisition was accounted for as a purchase, and resulted in the recording of an excess of purchase price over tangible net assets of $0.5 million, of which $0.4 million was determined to be in-process research and development, and reflected as an expense in 1998. The in-process research and development related to the cost and time pertaining to the development of a test kit and research clinical samples necessary for the development of several kits designed for use with sequencing systems. As of April 1998, the test kit was approximately 80% completed, with an estimated cost to complete the kit of approximately $650,000. At that time we expected to complete the kit during 1999. We currently estimate the cost to date plus additional cost to complete the kit will total approximately $900,000. We currently expect development of the kit to be completed during 2000. At the date of acquisition, the test kit had not yet reached technological feasibility and had no alternative future uses in the clinical diagnostic market.

    INTEREST INCOME. Interest income declined to $0.3 million in 1998 from $0.8 million in 1997.

    INTEREST AND FINANCING EXPENSE. Interest and financing expense increased to $1.1 million in 1998 from approximately nil in 1997 due to interest paid or accrued and the amortization of costs attributable to warrants issued in connection with term loans entered into in April and September 1998.

LIQUIDITY AND CAPITAL RESOURCES

    Since inception, we have financed our operations primarily through private placements of equity and an initial public offering in June 1996. We have also borrowed funds from institutional lenders.

    INSTITUTIONAL LOANS. On April 30, 1998, our subsidiary, Visible Genetics Corp., or VGC, borrowed $7.0 million from various funds, which we refer to as the Hilal Funds, for which Hilal Capital Management LLC serves as general partner, investment advisor or management company. In September 1998, VGC borrowed an additional $1.0 million from these lenders. The interest rate of the loans was 10% per year. Interest and principal on the $7.0 million loan were payable on or about April 29, 1999, and, on the $1.0 million loan, were payable on December 28, 1999.

    On April 30, 1999, we and the Hilal Funds agreed to delay the payment date of the $7.0 million loan to December 31, 1999, and to move up the payment date of the $1.0 million loan to July 1, 1999. The Hilal Funds later extended the payment date to the earlier of July 22, 1999, or the completion of the Warburg Pincus financing described below. In addition, the Hilal Funds agreed to permit us to borrow up to an additional $5.0 million of loans from other lenders which would be senior to the $7.0 million loan and junior to the $1.0 million loan.

    We guaranteed VGC's obligations under both loans. We gave the Hilal Funds a security interest in most of our assets to secure our obligations under the guaranty, including a pledge of the outstanding stock of VGC. Both the loan agreements and the guaranty imposed certain restrictions on us and our subsidiaries, including limitations on loans and other obligations that we may incur.

    As part of the loan arrangements, we granted the Hilal Funds warrants to purchase our common shares. Initially, we granted the Hilal Funds warrants to purchase 420,000 common shares which may be exercised until April 2003, at a price of $10.00 per share. When we borrowed an additional $1.0 million from the Hilal Funds in September 1998, we granted them warrants for an additional 120,000 common shares which may be exercised until September 2003, at a price of $10.00 per share. The warrants were valued using the Black-Scholes option valuation model. The total proceeds received from the Hilal Funds were allocated between the warrants and term loans based on the relative fair value of each component, resulting in $0.9 million and $0.2 million of the total proceeds from the April 1998 and September 1998 term loans, respectively, being allocated to warrants. The value of the term loans were to be increased to their face value at their respective maturity dates, resulting in a charge to financing expense and warrants, by their pro rata share, over the remaining term of the loans. As a result, non-cash charges of $0.6 million were recorded as financing expenses in 1998. The remaining $0.6 million was recorded as non-cash financing expenses in 1999.

    On April 30, 1999, we granted the Hilal Funds warrants to purchase an additional 140,000 common shares which may be exercised until April 30, 2006, at a price of $17.00 per share. The warrants were valued using the Black-Scholes option valuation model, resulting in a value being attributed to these warrants of $0.9 million. This amount was recorded as a deferred charge on the balance sheet and was to be amortized to financing expense over the remaining term of the loan maturing on December 31, 1999. As a result, the entire amount was recorded as a non-cash charge to financing expense in 1999.

    On July 15, 1999, we repaid or satisfied all of the loans made to us by the Hilal Funds. Of the $8.0 million principal amount of the loans, we paid
$4.1 million of principal plus accrued interest on the loan in cash. The Hilal Funds converted the remaining $3.9 million principal amount plus accrued interest into 3,948 Series A preferred shares and 147,098 warrants to purchase our common shares. The warrants were valued using the Black-Scholes option valuation model. The value of the net proceeds was allocated between convertible preferred shares and warrants based on the relative fair value of each instrument. The total amount allocated to warrants and preferred shares, was $0.9 million and $3.0 million, respectively. The value of the warrants is treated as a discount to the preferred shares and will be charged directly to retained earnings or, in the absence of retained earnings, against other equity over seven years, the time period when redemption of the preferred shares first becomes mandatory. The increase in value of the preferred shares to their mandatory redemption price as well as the accrual of dividends on the preferred shares will reduce earnings attributable to common shareholders. The Series A preferred shares and warrants have the same terms as those granted to Warburg Pincus as described in "Interest of Management in Certain Transactions."

    WARBURG PINCUS FINANCING. On July 15, 1999, certain affiliated funds managed by E.M. Warburg, Pincus & Co., LLC, who we refer to as the Warburg Pincus Funds, invested $30.0 million in our company. In consideration for this investment, we issued to the Warburg Pincus Funds 30,000 Series A preferred shares convertible at the holders' option into common shares at $11.00 per share, and warrants to purchase 1,100,000 common shares exercisable for four years at a purchase price of $12.60 per share. The warrants were valued using the Black-Scholes option valuation model. The value of the net proceeds was allocated between convertible preferred shares and warrants based on the relative fair value of each instrument. The total amount allocated to warrants and preferred shares was $6.4 million and $22.8 million, respectively. The value of the warrants is treated as a discount to the preferred shares and will be charged directly to retained earnings or, in the absence of retained earnings, against other equity over seven years, the time period when redemption of the preferred shares first becomes mandatory. The increase in value of the preferred shares to their mandatory redemption price as well as the accrual of dividends on the preferred shares will reduce earnings attributable to common shareholders. In February 2000, the Warburg Pincus Funds exercised all of their warrants. Under the terms of our warrant agreement, the Warburg Pincus

Funds elected to pay the exercise price for the warrants through a non-cash exercise. As a result, the Warburg Pincus Funds received 847,749 of our common shares rather than 1,100,000 common shares they otherwise would have received upon exercise in cash of all of their warrants.

    DECEMBER 1999 PRIVATE PLACEMENT. In December 1999, various institutional investors purchased 1,916,000 common shares of our company in a private placement. The investors paid $15 per share and we received net proceeds of $26.7 million from the private placement. The institutional investors included the Warburg Pincus Funds, the Hilal Funds, certain investors who had purchased our common shares in a November 1998 private placement and certain new institutional investors.

    CAPITAL EXPENDITURES.  Additions to fixed assets were approximately
$1.9 million, $3.3 million and $1.3 million for the years ended December 31, 1999, 1998 and 1997, respectively. We expect capital expenditures to increase over the next several years as we expand our facilities and acquire additional manufacturing and scientific equipment.

    CURRENT AND FUTURE FINANCING NEEDS. We have incurred negative cash flow from operations since we started our business. We have spent, and expect to continue to spend, substantial amounts to complete our planned product development efforts, expand our sales and marketing activities, conduct our clinical trials, conduct research, build our business infrastructure and expand our manufacturing capabilities. At this time, funds from operations are not sufficient to meet our operating needs and other anticipated financial requirements.

    Based on our current plans, we believe that our cash on hand, anticipated funds from operations and net proceeds from this offering, will be sufficient to enable us to meet our operating needs for the next 24 months. In addition, we have filed a registration statement with the Securities and Exchange Commission covering our proposed sale of up to an additional 2,300,000 common shares in a public offering. If we complete the public offering, the proceeds of the offering would be available for general corporate and working capital purposes, including, among other things, to acquire complementary businesses, products, services or technologies. Currently, we have no definitive agreements to make any acquisition and we cannot be certain that the proceeds we would receive from the public offering would be sufficient to complete any acquisition we might make in the future. The actual amount of funds we will need to operate for the next 24 months is subject to many factors, some of which are beyond are control. We may need to obtain additional funds sooner or in greater amounts than we currently anticipate and we may need to obtain additional funds at the end of the 24 month period. If we need to obtain funds at the end of 24 months, or earlier, potential sources of financing include strategic relationships, public or private sales of our shares or debt or other arrangements. Because of our potential long term capital requirements, we may seek to access the public or private equity markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time. We do not have any committed sources of financing at this time and it is uncertain whether additional funding will be available when we need it on terms that will be acceptable to us or at all. If we raise funds by selling additional common shares or other securities convertible into common shares, the ownership interest of our existing shareholders will be diluted. If we are not able to obtain financing when needed, we would be unable to carry out our business plan, we would have to significantly limit our operations and our business, financial condition and results of operations would be materially harmed.

    If we wish to issue equity securities or obtain additional financing, we will need, under certain circumstances, the consent of the Series A preferred shareholders. We will be required to obtain the consent of the holders of a majority of the then outstanding Series A preferred shares prior to issuing any equity security that has rights as to dividends and liquidation that are senior or equal to those of the Series A preferred shares. We will also be required to obtain the consent of the holders of a majority of the then outstanding
Series A preferred shares if we wish to borrow money and at such time or as a result of such loans, the total principal amount of our indebtedness and capitalized lease obligations exceeds $15.0 million. As a result, we may be delayed in, or prohibited from, obtaining certain types of financing.

YEAR 2000

    We have conducted a comprehensive examination of our information technology systems and the software applications sold with our products to determine year 2000 compliance. Based on our examination, we believe that these systems and software are year 2000 compliant and to date none of these systems or applications have experienced year 2000 problems.

    We have spent approximately $470,000 on our year 2000 compliance efforts, of which $454,000 was for a new enterprise system purchased in 1998. While we did not purchase the new system specifically in response to year 2000 issues, our efforts at compliance accelerated the timetable for purchasing the system.

    We have contacted our material customers, suppliers and third-party service providers to identify year 2000 problems and provide solutions to prevent any disruption of business activities. We completed a review of the compliance efforts by these parties in the third quarter of 1999. Based on the information we have received, our most significant year 2000 risk would involve disruption of our material supply and distribution channels, and in particular the supply of certain instrument parts and supplies from single-source suppliers. This would likely lead to material interruption in product development and sales of our products. In addition, we could encounter significant expenses in remedying any problems or switching to year 2000 compliant vendors and suppliers. As of the date of this prospectus, we are not aware of any year 2000 problems affecting any of our material customers, suppliers or third-party service providers that might materially disrupt our business.

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

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

    We do not own and have not issued any market risk sensitive instruments about which disclosure is required to be provided pursuant to this Item.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT.

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth certain information with respect to our executive officers and directors. This information is supplied based upon our records and information furnished by our executive officers and directors.

                                                                                                          DIRECTOR'S
                                                                                                YEAR         TERM
NAME                           AGE                           POSITION                         APPOINTED    EXPIRES
----                         --------   ---------------------------------------------------   ---------   ----------
Richard T. Daly(3)........      50      President, Chief Executive Officer and Director         1998         2001
Thomas J. Clarke..........      51      Chief Financial Officer                                 2000
Timothy W. Ellis..........      52      Chief Operating Officer                                 1999
Dr. Arthur W.G. Cole......      49      Executive Vice President; President, Visible            1996
                                        Genetics Europe S.A.
Dr. James M. Dunn.........      45      Vice President, Technology                              1994
Marguerite Ethier.........      36      Vice President, General Counsel and Director            2000
Michael A. Cardiff(2).....      40      Director                                                1999         2000
Sheldon Inwentash(1)......      44      Director                                                1994         2002
Jonathan S. Leff(1)(2)....      31      Director                                                1999         2000
Robert M. MacIntosh.......      77      Director                                                2000         2000
Prof. J. Robert S.
  Prichard(1)(2)(3).......      50      Director                                                1999         2002
Dr. Lloyd M. Smith........      44      Director                                                1995         2001
Dr. Konrad M. Weis........      71      Director                                                1997         2001

------------------------

(1) Member of Audit Committee

(2) Member of Compensation Committee

(3) Corporate Governance Committee

    The following is the business experience for at least the last five years of each of our executive officers and directors:

    RICHARD T. DALY has been a Director of our company since June 1998, Executive Vice President since March 1999 and President and Chief Executive Officer since July 1999. Prior to joining Visible Genetics, Mr. Daly founded, and, from March 1989 through July 1998, served as Chairman and Chief Executive Officer of Clinical Partners, Inc., a San Francisco-based company providing comprehensive, therapy-specific management of HIV and AIDS patients for employers and managed health-care organizations. Prior to founding Clinical Partners, Mr. Daly spent over 15 years in the healthcare industry with several companies in a variety of executive positions in sales, marketing and general management, including serving as the President of Baxter Canada for a period of four years, and President of the Health Data Institute.

    THOMAS J. CLARKE has been Chief Financial Officer of our company since January 2000. From July 1997 to January 2000, Mr. Clarke was Chief Operating Officer of CCS TrexCom, Inc., a telecommunications software company. From 1991 to July 1997, Mr. Clarke was Chief Financial Officer of CCS TrexCom. From 1989 to 1990, Mr. Clarke was Chief Financial Officer of Medaphis Corporation, a medical transaction-processing company. From 1986 to 1989, Mr. Clarke was Senior Vice President and Chief Financial Officer of Days Inn Corporation. From 1985 to 1986, Mr. Clarke was Controller of Quadram Corporation. From 1980 to 1985, Mr. Clarke held various financial positions at Contel Corporation. Mr. Clarke is a Certified Public Accountant.

    TIMOTHY W. ELLIS has been Chief Operating Officer of our company since November 1999. From January 1998 to November 1999, Mr. Ellis operated his own management consultant practice. From 1991 to 1997, Mr. Ellis was President of Dynex Technologies. From 1988 to 1991, Mr. Ellis was President of Genetic Systems Corporation. From 1985 to 1988, Mr. Ellis was General Manager of Abbott Laboratories' Clinical Chemistry Business Unit.

    DR. ARTHUR W. G. COLE has been Executive Vice President of our company since May 1996 and the President of our Visible Genetics Europe S.A. subsidiary since September 1999. From May 1996 to September 1999, Dr. Cole served as Chief Business Officer of our company. From 1995 to May 1996, Dr. Cole was a business consultant to companies in the biotechnology industry through AC Consulting. From 1981 to 1995, Dr. Cole worked at Pharmacia Biotech, AB, a Swedish biotechnology supply company in a range of positions, including five years as Vice President. During his time with Pharmacia, Dr. Cole ran the division responsible for worldwide sales of DNA sequencing equipment and supplies.

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

    MARGUERITE ETHIER has been Vice President, General Counsel of our company since January 2000 and has been a Director of our company since February 2000. From 1998 to 1999, Ms. Ethier was a partner in the law firm of McCarthy Tetrault, and from 1995 to 1997 and 1992 to 1993, Ms. Ethier was an associate with McCarthy Tetrault. From 1993 to 1995, Ms. Ethier was an associate with the law firms of Townsend & Townsend Khourie & Crew and Howard Rice Nemerovski Canady Falk & Rabkin. Ms. Ethier holds a B.Sc. degree from the University of Alberta, an M.Sc. degree from the University of Toronto, and an LL.B. degree from Osgoode Hall Law School. Ms. Ethier is a member of the Ontario and California bars, and is qualified as both a registered Canadian Patent Agent and a United States Patent Attorney.

    MICHAEL A. CARDIFF has been a Director of our company since June 1999. Since September 1999, Mr. Cardiff has been President and Chief Executive Officer of Prologic Corporation. From October 1996 to September 1999, Mr. Cardiff was Executive Vice President, Financial Services of EDS Canada. From November 1994 to September 1996, Mr. Cardiff was Senior Vice President of Sales and Marketing of EDS Canada and from 1989 to 1994, he held several positions with Stratus Computer Corp. Mr. Cardiff presently is a member of the boards of directors of Visible Decisions Inc. (which company is not related to our company), SOLCORP Insurance Software Solutions Corp. and Spectra Securities Software Inc.

    SHELDON INWENTASH has been a Director of our company since April 1994. Since November 1993, Mr. Inwentash has been the Chairman and Chief Executive Officer of GeneVest Inc. (formerly known as Gene Screen Inc.), a Canadian company which is a principal shareholder of our company. Since February 1992, Mr. Inwentash has been the Chairman and Chief Executive Officer of Pinetree Capital Corp., a venture capital firm.

    JONATHAN S. LEFF has been a director of our company since July 1999, serving as the nominee of the Series A preferred shareholders. Mr. Leff joined E.M. Warburg, Pincus & Co., LLC in July 1996 as an Associate. In January 1999, he became a Vice President, and in January 2000, he became a Managing Director.
Mr. Leff is also a director of Intermune Pharmaceuticals Inc., VitalCom Inc., and a number of private health care companies.

    ROBERT M. MACINTOSH has been a Director of our company since March 2000. From 1980 until his retirement in 1989, Mr. MacIntosh was President of the Canadian Bankers Association. Mr. MacIntosh presently is a member of the board of directors of Chase Manhattan Bank of Canada.

    PROF. J. ROBERT S. PRICHARD has been a Director of our company in May 1999. Prof. Prichard has been President of the University of Toronto since 1990. From 1984 to 1990, Prof. Prichard was Dean of the Faculty of Law at the University of Toronto. Prof. Prichard is a past Chairman of the Council of Ontario Universities, a Director of the Association of American Universities and a Director of the Association of Universities and Colleges of Canada and the International Association of Universities. Prof. Prichard presently serves as a Director of the University Health Network, Onex Corporation, BioChem Pharmaceuticals, Moore Corporation, Four Seasons Hotels Inc. and Tesma International Inc.

    DR. LLOYD M. SMITH has been a Director of our company since March 1995. Since June 1994, Dr. Smith has been Professor of Chemistry at the University of Wisconsin-Madison. Dr. Smith has been involved in the development of fluorescence-based automated DNA sequencers for over 15 years, has written numerous scientific papers and is a named inventor on a number of U.S. patents. Dr. Smith is a past member of the National Institutes of Health National Human Genome Research Institute Study Section. Dr. Smith is a member of the Scientific Advisory Board of CuraGen Corp. He also serves, or has served, on the editorial boards of GENOME RESEARCH, DNA SEQUENCE GENETIC ANALYSIS: TECHNIQUES AND APPLICATIONS and JOURNAL OF CAPILLARY ELECTROPHORESIS and was a member of the scientific advisory boards of Fotodyne Incorporated and Boehringer Mannheim Corp. Dr. Smith is co-founder of Third-Wave Technologies, Inc., a biotechnology company, which has agreed to be acquired by PE Biosystems in a stock-for-stock transaction.

    DR. KONRAD M. WEIS has been a Director of our company since 1997. Dr. Weis has been the honorary Chairman of Bayer Corporation since 1991. He was President and Chief Executive Officer of the company that later became Bayer Corporation from 1974 until his retirement in 1991. He presently is a member of the boards of directors of Demegen Inc., Michael Baker Corporation and Titan Pharmaceuticals, Inc.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS.

    All of our directors who are not employees or officers receive a $2,500 fee for each Board of Directors or committee meeting they attend, up to $10,000 per year. Directors who are not our employees are also eligible to participate in our Director Option Plan. All directors are reimbursed for reasonable out-of-pocket travel expenses incurred by them in attending meetings of the Board of Directors or committee meetings.

    The aggregate amount of compensation paid by us to all of our directors and executive officers as a group (16 persons) in 1999 was $1,249,408 for services in such capacities, of which $40,476 was paid as bonuses and $519,063 was paid as severance payments. These amounts do not include compensation we paid to firms with which a director and a former director, respectively, are associated.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

    As of February 29, 2000 there were options and warrants outstanding to purchase an aggregate of 2,898,592 common shares, including options to purchase 1,104,776 common shares held by directors and executive officers as a group. The options held by directors and executive officers as a group have exercise prices ranging from $1.32 to $24.89 per share and expire at various times between 2004 and 2009. The other options and warrants have exercise prices ranging from $1.37 to $30.00 per share, and expire at various times between 2002 and 2009.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

    Dr. John K. Stevens, our founder, served as the President and Chief Executive Officer of our company until his retirement in July 1999. In
July 1996, we loaned Dr. Stevens $323,405. Interest accrued on the outstanding principal amount of the loan at the annual rate of 6% and was payable annually on December 31. The principal amount was payable $17,967 on or before December 31, 1997 and the balance in nine equal annual installments ending on December 31, 2007. In 1998, we amended the loan arrangement to eliminate all required interest payments and to provide that the princpal was payable in full on or before December 31, 2006. In addition, during 1997, we loaned Dr. Stevens $50,000 which was payable, together with accrued interest at the rate of 6% per year, on December 31, 1999. The largest aggregate amount of indebtedness owed by Dr. Stevens was $379,769 during 1999. Upon retirement, Dr. Stevens paid all amounts owed to our company.

    In accordance with the terms of his employment agreement, in July 1999, Dr. Stevens received a severance package of two years salary plus benefits. We extended the termination date of Dr. Stevens' options until 2003. In November 1999, Dr. Stevens retired as Chairman of the Board of Directors.

    In connection with the termination of employment of our former chief financial officer, Mr. Jeffrey K. Sherman, from our Company in November 1999, we paid $89,388 to Mr. Sherman.

    In November 1999, Dr. Chalom Sayada ceased employment with us as our Vice President for European Business Development. In connection with his termination of employment, we paid him $262,500. In addition, we retained him as a consultant to provide marketing and strategy services to us for 18 months. In consideration of such services, he will earn a minimum of $125,000 for the first twelve months of service and $63,000 for the remaining six months of service.

    In June 1998, Richard Daly was appointed as one of our directors. Mr. Daly was appointed President and Chief Executive Officer of our company in July 1999. During 1999, we paid an aggregate $291,115 in consulting fees to Clinical Partners, Inc. in connection with clinical studies performed by Clinical Partners, Inc. for us. Mr. Daly is the founder and was previously the Chairman and President of Clinical Partners.

    Mr. Samuel Schwartz, one of our former directors and executive officers, is a senior partner of a law firm to which we paid $246,210 legal fees in 1999.

    For a description of transactions between the company, and each of the Hilal Funds and the Warburg Pincus Funds, respectively, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                    PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED.

    Not Applicable.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES.

    None.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
  SECURITIES.

    Our Board of Directors is authorized to issue an unlimited number of preferred shares in one or more series, to fix the number of preferred shares and determine the designations, rights (including voting and dividend rights), privileges, restrictions and conditions attaching to the shares of each such series, without further vote or action by the shareholders. Because the terms of the preferred shares may be fixed by our Board of Directors without shareholder action, the preferred shares could, subject to regulatory policies, be issued quickly, with terms calculated to defeat a takeover of our company or to make the removal of our directors and executive officers more difficult. Under certain circumstances, this could have the effect of decreasing the market value of our common shares. The preferred shares may have voting rights superior to our common shares and may rank senior to the common shares as to dividends and as to the distribution of assets in the event our company were liquidated or dissolved.

    On July 15, 1999, our Board of Directors authorized the issuance of 33,950 shares of Series A mandatorily redeemable convertible preferred shares. We have issued 33,948 Series A preferred shares. The Series A preferred shares are convertible at the holders' option into common shares at $11.00 per share. The Series A preferred shares contain provisions under which the conversion price would be reduced on a weighted average basis if we issue shares, options or certain other securities at prices lower than the conversion price (subject to certain exceptions), and will also be adjusted upon the issuance of certain other securities, certain recapitalization events and in certain other circumstances to protect the holders against the dilutive effect of those events.

    Dividends on the Series A preferred shares accrue quarterly at the rate of 9% per year during the first three years after issuance, and 4% per year thereafter and are compounded annually. Dividends are not payable for the first three years. After three years, at our option, we may pay dividends in cash. If dividends are not paid in cash, they will continue to accrue.

    After the third anniversary and prior to the seventh anniversary of the date of issuance of the Series A preferred shares, we have the right to redeem the outstanding Series A preferred shares at a price, which we call the redemption price, equal to $1,000 per share, plus accrued but unpaid dividends, provided that the price of our common shares on the Nasdaq National Market equals or exceeds 150% of the conversion price for 20 trading days during a consecutive 30-day period ending within 10 days before we notify shareholders of the redemption. We will be required to redeem one-third of any remaining outstanding Series A preferred shares on each of the seventh, eighth and ninth anniversaries of the date of issuance at the redemption price, and we will be permitted to redeem the Series A preferred shares at any time beginning on the seventh anniversary after issuance. If we fail to redeem the Series A preferred shares as required, holders may appoint a majority of our Board of Directors, who will continue to serve until we have redeemed the preferred shares as required.

    The holders of Series A preferred shares are entitled to vote as a group with the holders of common shares on all matters, except that holders of Series A preferred shares are entitled to vote separately for one director and are not entitled to participate in the vote for any other directors of our company. On all other matters, each holder of Series A preferred shares is entitled to the number of votes corresponding to the number of common shares the holder is entitled to receive upon conversion of his Series A preferred shares. Our agreements with the holders of, and the terms of the, Series A preferred shares provide that we are prohibited from declaring or issuing any dividends to holders of our common shares before paying all accrued and unpaid dividends on the Series A preferred shares. We also are prohibited from issuing any equity securities that have rights as to dividends and liquidation that are senior or equal in rank to the Series A preferred shares without approval of the holders of a majority of the Series A preferred shares. If our company were to be liquidated or sold or under certain other circumstances, holders of Series A preferred shares would be entitled to receive an amount equal to $1,000 per share, plus accrued and unpaid dividends, before holders of our common shares would be entitled to any distributions.

    Certain holders of our Series A preferred shares are also entitled to certain other rights, including the right to participate, on a pro rata basis, in future company financings, subject to certain exceptions. If we propose to sell equity securities of any kind, including debt securities convertible into equity securities, certain of our Series A holders are entitled to purchase a proportional amount of the securities being offered based on the number of common shares they own assuming conversion of all convertible securities. These holders of Series A preferred shares are not entitled to exercise this right in connection with securities issued: (i) to the public in a firm commitment underwriting; (ii) upon exercise of any of our options or warrants outstanding on July 15, 1999; (iii) pursuant to the acquisition of another entity by us or one of our subsidiaries by merger, purchase of substantially all of the assets or other form of reorganization; (iv) in connection with our acquisition or license of technology rights or other assets; (v) pursuant to our stock option plans, stock bonus plans, stock purchase plans or other compensation equity agreements or programs; or (vi) upon conversion or exercise of any equity securities, such as warrants, options, or other rights to acquire equity securities and debt securities convertible into equity securities. The right of these holders of Series A preferred shares to participate in future offerings in this manner provides those shareholders with the opportunity to avoid having their ownership interest in our company diluted under certain circumstances when the interest of our common shareholders would be diluted.

    We also are prohibited from incurring indebtedness for borrowed money and capital lease obligations in excess of $15.0 million outstanding at any one time, without first obtaining approval of the holders of a majority of the Series A preferred shares.

    We are required to obtain the consent of the holders of a majority of our then outstanding Series A preferred shares if we wish to borrow money and at such time or as a result of such loans, the total principal amount of our indebtedness and capitalized lease obligations exceeds $15.0 million. In addition, if we were to enter into a credit facility with a financial institution, we may be subject to additional limitations on our ability to incur additional indebtedness.

                                    PART IV

ITEM 17. FINANCIAL STATEMENTS.

    Not applicable.

ITEM 18. FINANCIAL STATEMENTS.

    Attached. See Item 19(a).

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS.

    (a) Financial Statements:

    See the Index to Consolidated Financial Statements accompanying this report on page F-1.

    (b) Exhibits:

         3.1            Certificate and Restated Articles of Incorporation of the
                          Company.(1)
        *3.2            Certificate and Articles of Amendment of the Company.
         3.3            Amended and Restated Bylaws of the Company.(2)
         4.1            Specimen of Certificate for Common Shares.(3)
         4.2            Certificate of Designations, Number, Voting Powers,
                          Preference and Rights of Series A Convertible Preferred
                          Shares of Visible Genetics Inc.(4)
        10.1            Visible Genetics Inc. Employee Pool Stock Option Plan.(5)
        10.2            Visible Genetics Inc. 1997 Director Option Plan.(6)
       *10.3            Visible Genetics Inc. Employee Share Option Plan, Amended
                          through May 19, 1999.
        10.4            Visible Genetics Inc. Employee Share Ownership Plan.(7)
        10.5            Common Shares Purchase Agreement, dated November 20, 1998, between Visible Genetics Inc. and each of the Investors
                          who are signatories thereto.(8)
        10.6            Registration Rights Agreement, dated November 20, 1998, by and among Visible Genetics Inc. and the Investors to that
                          certain Common Shares Purchase Agreement.(9)
        10.7            Stock Purchase Agreement, dated April 7, 1998, between
                          Visible Genetics Inc., Mr. Chalom Sayada, Mr. Jean Marc
                          Feryn and Mr. Philippe Halfon. (THIS AGREEMENT IS IN
                          FRENCH, THEREFORE AN ENGLISH VERSION OF THE AGREEMENT HAS
                          ALSO BEEN FILED.)(10)
        10.8            Agreement and Plan of Merger, dated as of September 10,
                          1997, by and among Visible Genetics Inc., VGI Acquisition,
                          Inc., Applied Sciences, Inc. and the Shareholders of
                          Applied Sciences, Inc.(11)
        10.9            PCR Diagnostic License Agreement, dated August 18, 1997, by and between Roche Molecular Systems, Inc., F. Hoffmann-La
                          Roche Ltd. and Visible Genetics Inc. (THIS AGREEMENT IS
                          FILED IN REDACTED FORM BASED UPON A GRANT OF CONFIDENTIAL
                          TREATMENT BY THE SEC.)(12)
       *10.10           Securities Purchase Agreement, dated as of July 15, 1999, by and among Visible Genetics Inc., Warburg, Pincus Equity
                          Partners, L.P., Warburg, Pincus Ventures International,
                          L.P., Warburg, Pincus Netherlands Equity Partners I, C.V.,
                          Warburg, Pincus Netherlands Equity Partners II, C.V. and
                          Warburg, Pincus Netherlands Equity Partners III, C.V.
       *10.11           Registration Rights Agreement, dated as of July 15, 1999, by and among Visible Genetics Inc. and the Investors listed
                          on Schedule I thereto.
       *10.12           Common Shares Purchase Agreement, dated December 14, 1999, by and among Visible Genetics Inc. and the Investors who
                          are signatories hereto.
       *10.13           Registration Rights Agreement, dated as December 14, 1999, by and among Visible Genetics Inc. and each of the
                          Investors to that certain Common Shares Purchase
                          Agreement.
       *10.14           Lease between Visible Genetics Corp. and Duke-Weeks Realty
                          Limited Partnership, dated February 15, 2000.
       *10.15           Lease between Visible Genetics Inc. and LuCliff Company
                          Limited, dated March 31, 1992.
       *10.16           Lease between Visible Genetics Inc. and Royal Trust
                          Corporation of Canada, as trustee and RT Pensior
                          Properties Limited dated June 1, 1996
       *10.17           Lease between Visible Genetics Inc. and Comwest Properties
                          Limited dated July 20, 1998.
       *10.18           Lease between Visible Genetics Corp. and the University of
                          Pittsburgh of the Commonwealth System of Higher Education
                          dated Dec 1, 1996.
        10.19           Master Agreement, dated as of February 22, 1996 and executed on April 1, 1996, between Amersham International plc.,
                          Amersham Canada Limited and the Company. (THIS AGREEMENT
                          IS FILED IN REDACTED FORM BASED UPON A GRANT OF
                          CONFIDENTIAL TREATMENT BY THE SEC.)(13)
        10.20           Amersham Supply Agreement, dated as of February 22, 1996 and executed on April 1, 1996, between Amersham International
                          plc, Amersham Canada Limited and the Company. (THIS
                          AGREEMENT IS FILED IN REDACTED FORM BASED UPON A GRANT OF
                          CONFIDENTIAL TREATMENT BY THE SEC.)(14)

        10.21           VGI Supply Agreement, dated as of February 22, 1996 and
                          executed on April 1, 1996 between Amersham International
                          plc, Amersham Canada Limited and the Company. (THIS
                          AGREEMENT IS FILED IN REDACTED FORM BASED UPON A GRANT OF
                          CONFIDENTIAL TREATMENT BY THE SEC.)(15)
       *10.22           Amendment No. 1 to Guarantee, dated as of April 30, 1999 to the Guarantee dated as of April 30, 1998, by and among
                          Visible Genetics Inc., Hilal Capital, L.P., Hilal Capital
                          QP, LP, Hilal Capital International, Ltd., Highbridge
                          International LLC, C.J. Partners L.P. and Hilal Capital
                          Management LLC, as adviser for Leo Holdings, Inc.
       *10.23           Amendment No. 2 to Term Loan Agreement, dated as of April
                          30, 1999, to the Term Loan Agreement, dated as of
                          April 30, 1999 as amended by Amendment No. 1 to the Term
                          Loan Agreement dated as of September 29, 1998, by and
                          among Visible Genetics Corp., Hilal Capital, L.P., Hilal
                          Capital QP, LP, Hilal Capital International, Ltd.,
                          Highbridge International LLC, C.J. Partners L.P. and Hilal
                          Capital Management LLC, as adviser for Leo Holdings, Inc.
       *10.24           Letter Agreement between Visible Genetics Inc. and Hilal
                          Capital Management dated July 15, 1999.

------------------------

(1) Incorporated by reference from Exhibit 3.1 to Amendment No. 1 to the Company's Registration Statement on Form F-1, File No. 333-3118 filed with the Securities and Exchange Commission on May 16, 1996

(2) Incorporated by reference from Exhibit 3.2 to Amendment No. 1 to the Company's Registration Statement on Form F-1, File No. 333-3118 filed with the Securities and Exchange Commission on May 16, 1996

(3) Incorporated by reference from Exhibit 4.1 to Amendment No. 1 to the Company's Registration Statement on Form F-1, File No. 333-3118 filed with the Securities and Exchange Commission on May 16, 1996.

(4) Incorporated by reference from Exhibit 4.2 to the Company's Registration Statement on Form F-3, File No.333-91155 filed with the Securities and Exchange Commission on November 17, 1999

(5) Incorporated by reference from Exhibit 4.4 to the Company's Registration Statement on Form S-8, File No. 333-06454 filed with the Securities and Exchange Commission on February 18, 1997.

(6) Incorporated by reference from Exhibit 2.1 to the Company's Annual Report on Form 20-F, File No. 0-28550 filed with the Securities and Exchange Commission on April 28, 1997.

(7) Incorporated by reference from Exhibit 2.2 to the Company's Annual Report on Form 20-F, File No. 0-28550 filed with the Securities and Exchange Commission on April 28, 1997.

(8) Incorporated by reference from Exhibit 3.7 to the Company's Annual Report on Form 20-F, File No. 333-03118 filed with the Securities and Exchange Commission on July 19, 1999.

(9) Incorporated by reference from Exhibit 3.8 to the Company's Annual Report on Form 20-F, File No. 333-03118 filed with the Securities and Exchange Commission on July 19, 1999.

(10) Incorporated by reference from Exhibit 3.9 to the Company's Annual Report on Form 20-F, File No. 0-28550 filed with the Securities and Exchange Commission on July 19, 1999.

(11) Incorporated by reference from Exhibit 3.10 to the Company's Annual Report on Form 20-F, File No. 0-28550 filed with the Securities and Exchange Commission on July 19, 1999.

(12) Incorporated by reference from Exhibit 3.11 to the Company's Annual Report on Form 20-F, File No. 0-28550 filed with the Securities and Exchange Commission on July 19, 1999.

(13) Incorporated by reference from Exhibit 10.8 to Amendment No. 1 to the Company's Registration Statement on Form F-1, File No. 333-3118 filed with the Securities and Exchange Commission on May 16, 1996.

(14) Incorporated by reference from Exhibit 10.9 to Amendment No. 1 to the Company's Registration Statement on Form F-1, File No. 333-3118 filed with the Securities and Exchange Commission on May 16, 1996.

(15) Incorporated by reference from Exhibit 10.10 to Amendment No. 1 to the Company's Registration Statement on Form F-1, File No. 333-3118 filed with the Securities and Exchange Commission on May 16, 1996.

*   Filed herewith.

                                   SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       VISIBLE GENETICS INC.

                                                       By:  /s/ RICHARD T. DALY
                                                            -----------------------------------------
                                                            Richard T. Daly
                                                            President and Chief Executive Officer

Date: March 10, 2000

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Audited Consolidated Financial Statements for the years
  ended December 31, 1999, 1998 and 1997

Auditors' Report............................................    F-2

Consolidated Balance Sheets as at December 31, 1999 and
  1998......................................................    F-3

Consolidated Statements of Operations for the years ended
  December 31, 1999, 1998 and 1997..........................    F-4

Consolidated Statements of Deficit for the years ended
  December 31, 1999, 1998 and 1997..........................    F-5

Consolidated Statements of Comprehensive Loss for the years
  ended December 31, 1999, 1998 and 1997....................    F-5

Consolidated Statements of Cash Flows for the years ended
  December 31, 1999, 1998 and 1997..........................    F-6

Notes to Consolidated Financial Statements..................    F-7

                                AUDITORS' REPORT

TO THE SHAREHOLDERS OF VISIBLE GENETICS INC.

    We have audited the consolidated balance sheets of Visible Genetics Inc. as at December 31, 1999 and 1998 and the consolidated statements of operations, deficit, comprehensive loss, and cash flows for the years ended December 31, 1999, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

    In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998 and the results of its operations and its cash flows for the years ended December 31, 1999, 1998 and 1997 in accordance with generally accepted accounting principles in the United States of America.

PricewaterhouseCoopers LLP

Chartered Accountants
Toronto, Canada
February 18, 2000

                             VISIBLE GENETICS INC.

                       CONSOLIDATED FINANCIAL STATEMENTS

                          CONSOLIDATED BALANCE SHEETS

                                                                      DECEMBER 31
                                                              ---------------------------
                                                                  1999           1998
                                                              ------------   ------------
ASSETS
Current assets
  Cash and cash equivalents.................................  $  2,792,985   $  6,165,924
  Short-term investments....................................    39,894,978      5,108,254
  Trade receivables (net of allowance for doubtful accounts
    of $1,180,801; 1998--$470,926)..........................     5,657,822      4,770,796
  Other receivables (Note 4)................................       668,748      1,445,820
  Prepaid and deposits......................................       729,307        233,072
  Inventory (Note 5)........................................     2,600,007      3,912,336
                                                              ------------   ------------
Total current assets........................................    52,343,847     21,636,202
                                                              ------------   ------------
Fixed assets (Note 6).......................................     4,173,335      3,877,163
Patents and licenses (Note 7)...............................     2,122,367      2,269,170
                                                              ------------   ------------
                                                              $ 58,639,549   $ 27,782,535
                                                              ============   ============

LIABILITIES
Current liabilities
  Notes payable (Note 8)....................................  $         --   $  7,494,877
  Accounts payable..........................................     3,110,442      3,985,103
  Accrued liabilities (Note 9)..............................     3,622,110      1,723,840
                                                              ------------   ------------
Total current liabilities...................................     6,732,552     13,203,820
                                                              ------------   ------------
MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED SHARES
  (Note 10).................................................    27,555,652             --
                                                              ------------   ------------
SHAREHOLDERS' EQUITY
Share capital (Note 11).....................................    75,422,070     46,412,685
Other equity (Note 11)......................................     8,987,328      2,232,465
Cumulative translation adjustment...........................      (619,911)        84,822
Deficit.....................................................   (59,438,142)   (34,151,257)
                                                              ------------   ------------
                                                                24,351,345     14,578,715
                                                              ------------   ------------
                                                              $ 58,639,549   $ 27,782,535
                                                              ============   ============
COMMITMENTS AND CONTINGENCY (Note 16)

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

Approved by the Board.


                 /s/ RICHARD T. DALY
     -------------------------------------------
              Richard T. Daly, Director

                /s/ SHELDON INWENTASH
     -------------------------------------------
             Sheldon Inwentash, Director

                             VISIBLE GENETICS INC.

                       CONSOLIDATED FINANCIAL STATEMENTS

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                YEARS ENDED DECEMBER 31
                                                       ------------------------------------------
                                                           1999           1998           1997
                                                       ------------   ------------   ------------
Sales
  Products...........................................  $ 12,455,775   $  9,421,933   $  2,967,695
  Services...........................................     1,171,145      1,453,415         65,041
                                                       ------------   ------------   ------------
                                                         13,626,920     10,875,348      3,032,736
                                                       ------------   ------------   ------------
Costs of sales
  Products...........................................     8,593,774      5,995,869      1,963,312
  Services...........................................       679,112        677,712         31,520
                                                       ------------   ------------   ------------
                                                          9,272,886      6,673,581      1,994,832
                                                       ------------   ------------   ------------
Gross margin.........................................     4,354,034      4,201,767      1,037,904
                                                       ------------   ------------   ------------
Expenses:
  Sales, general and administrative (Note 7).........    19,073,546     11,515,757      7,447,861
  Research and development...........................     7,935,327      6,289,032      4,122,916
  Acquired research and development (Note 12)........            --        420,043        654,621
  Exit and termination costs (Note 13)...............     1,329,083             --             --
                                                       ------------   ------------   ------------
                                                         28,337,956     18,224,832     12,225,398
                                                       ------------   ------------   ------------
Loss from operations before interest.................   (23,983,922)   (14,023,065)   (11,187,494)
Interest income......................................       694,549        264,195        774,462
Interest and financing expense (Note 8)..............    (1,997,512)    (1,132,091)        (2,714)
                                                       ------------   ------------   ------------
Net loss for the year................................   (25,286,885)   (14,890,961)   (10,415,746)
Cumulative preferred dividends and accretion of
  discount attributable to preferred shares
  (Note 10)..........................................    (1,770,069)            --             --
                                                       ------------   ------------   ------------
Net loss attributable to common shareholders.........  $(27,056,954)  $(14,890,961)  $(10,415,746)
                                                       ============   ============   ============
Weighted average number of common shares
  outstanding........................................     9,916,954      7,782,094      7,059,578
Basic and diluted loss per common share..............  $      (2.73)  $      (1.91)  $      (1.48)

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                             VISIBLE GENETICS INC.

                       CONSOLIDATED FINANCIAL STATEMENTS

                       CONSOLIDATED STATEMENTS OF DEFICIT

                                                                YEARS ENDED DECEMBER 31
                                                       ------------------------------------------
                                                           1999           1998           1997
                                                       ------------   ------------   ------------
Deficit, beginning of year...........................  $(34,151,257)  $(19,260,296)  $ (8,844,550)
Net loss for the year................................   (25,286,885)   (14,890,961)   (10,415,746)
                                                       ------------   ------------   ------------
Deficit, end of year.................................  $(59,438,142)  $(34,151,257)  $(19,260,296)
                                                       ============   ============   ============

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

                                                                YEARS ENDED DECEMBER 31
                                                       ------------------------------------------
                                                           1999           1998           1997
                                                       ------------   ------------   ------------
Net loss for the year................................  $(25,286,885)  $(14,890,961)  $(10,415,746)
Other comprehensive income:
  Foreign currency translation adjustments...........      (704,733)       112,477             --
                                                       ------------   ------------   ------------
Comprehensive loss for the year......................  $(25,991,618)  $(14,778,484)  $(10,415,746)
                                                       ============   ============   ============

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                             VISIBLE GENETICS INC.

                       CONSOLIDATED FINANCIAL STATEMENTS

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     YEARS ENDED DECEMBER 31
                                                            ------------------------------------------
                                                                1999           1998           1997
                                                            ------------   ------------   ------------
Cash provided by (used in) operating activities
  Net loss for the year...................................  $(25,286,885)  $(14,890,961)  $(10,415,746)
  Add: Items not involving cash
    Depreciation..........................................     1,708,923      1,090,086        495,388
    Amortization..........................................       393,979        206,640        130,593
    Patents and licenses written off......................       451,085             --             --
    Deferred compensation cost related to options
      granted.............................................            --         77,469        250,067
    Non cash financing expense related to warrants
      granted.............................................     1,466,691        580,981             --
    Amortization of discount on accounts receivable.......       (48,158)            --             --
    Foreign exchange loss.................................        26,789         28,453         37,067
    In-process research and development acquired..........            --        420,043        654,621
  Increase (decrease) from changes in
    Trade receivables.....................................    (1,804,006)    (2,327,121)    (1,193,858)
    Other receivables.....................................       719,519       (850,270)      (142,757)
    Prepaids and deposits.................................      (501,742)        28,913        (92,247)
    Inventory.............................................     1,290,997     (3,149,740)      (441,957)
    Refundable investment tax credits.....................            --             --        476,393
    Accounts Payable......................................      (734,230)     2,490,594        624,278
    Accrued liabilities...................................     1,956,660      1,159,952        (80,460)
                                                            ------------   ------------   ------------
                                                             (20,360,378)   (15,134,961)    (9,698,618)
                                                            ------------   ------------   ------------
Investing activities
  Purchase of fixed assets................................    (1,905,129)    (3,348,261)    (1,265,825)
  Licenses and patents acquired...........................      (698,261)      (877,796)      (815,925)
  Purchase of short-term investments......................   (50,503,643)   (13,705,737)    (3,221,329)
  Redemption of short-term investments....................    15,716,919     14,616,777      7,432,233
  Acquisition of ACT Gene S.A.............................            --       (536,929)            --
                                                            ------------   ------------   ------------
                                                             (37,390,114)    (3,851,946)     2,129,154
                                                            ------------   ------------   ------------
Financing activities
  Preferred shares issued, net of expenses................    22,719,748             --             --
  Warrants issued in connection with preferred shares.....     6,397,448             --             --
  Common shares issued, net of expenses...................    29,009,385     14,640,188        419,167
  Warrants issued in connection with private placement....            --        444,572             --
  Issuance of notes payable...............................            --      6,817,559             --
  Warrants issued in connection with notes payable........            --      1,182,441             --
  Repayment of note payable...............................    (4,100,000)            --             --
  Other equity............................................        29,851          8,259         38,392
  Repayment of loan from an officer.......................       323,405             --             --
                                                            ------------   ------------   ------------
                                                              54,379,837     23,093,019        457,559
                                                            ------------   ------------   ------------
Effect of exchange rate fluctuations on cash..............        (2,284)       193,133        151,982
                                                            ------------   ------------   ------------
Increase (decrease) in cash during the year...............    (3,372,939)     4,299,245     (6,959,923)
  Cash, beginning of year.................................     6,165,924      1,866,679      8,826,602
                                                            ------------   ------------   ------------
  Cash, end of year.......................................  $  2,792,985   $  6,165,924   $  1,866,679
                                                            ============   ============   ============
Supplemental information
  Interest paid...........................................  $    786,585   $     48,073   $      2,714
  Income taxes paid.......................................  $         --   $         --   $         --

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                             VISIBLE GENETICS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--NATURE OF OPERATIONS

    Visible Genetics Inc. (the "Company") develops, manufactures and sells integrated DNA sequencing systems that analyze genetic information. Such systems are designed to identify mutations in the DNA of genes associated with certain diseases. The Company's products are intended for research and clinical purposes. Prior to marketing any products for use in the clinical diagnostic market, the Company will require appropriate regulatory approval.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    These financial statements have been prepared in United States dollars, in accordance with the accounting principles generally accepted in the United States. The principal accounting policies of the Company, which have been consistently applied, are summarized as follows:

PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements of the Company include the following wholly owned subsidiaries: Visible Genetics Corp., Visible Genetics B.V., Applied Sciences, Inc., Gene Foundry Inc., Visible Genetics Europe S.A. (formerly ACT Gene S.A.), Visible Genetics Israel Ltd. and Visible Genetics Srl. All intercompany accounts and transactions have been eliminated upon consolidation.

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

REVENUE RECOGNITION AND WARRANTY

    Revenues from the sale of the Company's products are recognized when shipment occurs and title passes to the customer or distributor and there is reasonable assurance of collectibility. There are no significant customer acceptance requirements or post shipment obligations on the part of the Company. Revenues from the sale of services are recognized when the services are provided and there is reasonable assurance of collectibility. A provision is made for estimated warranty costs at the time of the sale. Revenues from extended warranty contracts are recognized over the life of the contract. Sales of bundled sequencing systems and testing kits are recognized pro rata as the components of the bundle are shipped to customers.

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

    As required under Statement of Financial Accounting Standards (SFAS)
No. 95, cash equivalents consist of short-term investments that are highly liquid, are readily convertible to cash and have initial terms to maturity of three months or less. Short-term investments consist of United States treasury bills and corporate debt securities. They are classified as held-to-maturity and are recorded at amortized cost. Contractual maturities of short-term investments at December 31, 1999 and December 31, 1998 range from one to eight months.

                             VISIBLE GENETICS INC.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
FINANCIAL INSTRUMENTS

    The carrying values of the Company's financial instruments consisting of cash and cash equivalents, short-term investments, trade and other receivables, accounts payable and notes payable, approximate their fair values due to their short-term nature.

CONCENTRATION OF CREDIT RISK

    The Company's financial instruments that are exposed to concentration of credit risk consist primarily of cash and cash equivalents, short-term investments and receivables. The Company maintains its accounts for cash and cash equivalents and short-term investments with the United States treasury and a number of large low-credit-risk financial institutions and corporations in Canada and the United States in order to reduce its exposure. In addition, the Company limits its maximum investment to any one counterparty to limit its credit exposure. At December 31, 1999 and December 31, 1998 no customers accounted for greater than 10% of gross trade receivables.

INVENTORY

    Inventory is stated at the lower of cost and estimated realizable value. Cost is determined by the first-in first-out method, and includes material, labor, and an allocation of overhead.

FIXED ASSETS

    Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, as follows:

Laboratory and computer equipment          2 to 5 years

Leasehold improvements                     term of the lease

PATENTS AND LICENSES

    External costs of patents and licenses are recorded at cost and amortized over their estimated useful lives, which are generally up to ten years. If the carrying amount of a patent or license is no longer recoverable, the related unamortized cost is written down to fair value.

IMPAIRMENT OF LONG-LIVED ASSETS

    In accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the Company reviews long-lived assets, including fixed assets, patents and licenses, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. Under SFAS No. 121, an impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Impairment, if any, is assessed using discounted cash flows.

                             VISIBLE GENETICS INC.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
FOREIGN CURRENCY TRANSLATION

    Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at the exchange rate prevailing at the balance sheet date. Other assets, liabilities and operating items are translated at exchange rates prevailing at the respective transaction dates. Resulting translation adjustments are included in the consolidated statement of operations. Assets and liabilities of subsidiaries with functional currencies other than United States dollars are translated at the exchange rate prevailing at the balance sheet date, and the results of their operations are translated at average exchange rates for the year. The resulting translation adjustments are reflected in a separate component of shareholders' equity. Other exchange gains or losses are included in the consolidated statement of operations.

INCOME TAXES

    The Company provides for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which prescribes an asset and liability approach that results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or tax returns.

RESEARCH AND DEVELOPMENT EXPENSES

    Research and development costs are expensed in the period incurred. The Company is entitled to certain Canadian federal and provincial tax incentives for qualified research and development. They are accounted for as a reduction of the related expenditure for current expenses and a reduction of the related asset for capital assets when it is more likely than not that the credit will be realized. The Company is entitled to Canadian federal investment tax credits at a rate of 20% on eligible current and capital expenditures, claimable against income taxes otherwise payable.

ADVERTISING COSTS

    The Company expenses the cost of advertising as incurred. The Company incurred advertising costs of approximately $560,000, $271,000 and $408,000 for 1999, 1998 and 1997, respectively.

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

EARNINGS (LOSS) PER SHARE

    The company follows SFAS No. 128 "Earnings Per Share" to calculate basic and diluted earnings (loss) per share. Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share is calculated using the weighted average number of common and potential common shares outstanding during the year. Potential

                             VISIBLE GENETICS INC.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) common shares consist of the incremental common shares issuable upon conversion of outstanding convertible preferred shares (using the if converted method) and shares issuable upon the exercise of stock options and warrants (using the treasury stock method). Potential common shares are excluded from the calculation if their effect is anti-dilutive, as was the case for the years ended December 31, 1999, 1998 and 1997.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities and is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not anticipate that SFAS No. 133 will have a significant impact on its financial position or results of operations.

NOTE 3--COLLABORATIVE AND DISTRIBUTION AGREEMENTS

COLLABORATIVE AGREEMENTS

    The Company has agreements with several parties for the use of certain intellectual property in the manufacture of the Company's products, the most significant of which are as follows:

    The Polymerase Chain Reaction (PCR) is used in most of the GeneKits made by the Company and is produced and sold under license from Roche Molecular Systems, Inc. and F. Hoffman-La Roche, Ltd. The reverse transcriptase enzyme used in the TRUGENE HIV-1 Genotyping Kit is the Superscript II-TM- licensed from Life Technologies. A portion of the method of CLIP sequencing which is used by most of the GeneKits made by the Company is licensed from Genaissance Pharmaceuticals, Inc. UNG (Uracin N-Glycosylase) is a method of incorporating Uracil into a PCR product, which can be subsequently destroyed enzymatically. This method is used to control carry-over contamination between sequential samples under going PCR. At present, none of the Company's products uses this method, however, it is expected that future GeneKit production may incorporate this technology. This method is licensed from Life Technologies.

    Under these agreements, the Company is required to make certain up-front payments and certain royalty payments on specified sales to customers ranging from 0.5% to 15%, and up to 25% on specified product sales to certain distributors. Included in accounts payable is an amount of approximately $461,000 and $148,000, relating to royalties payable, at December 31, 1999 and 1998, respectively.

DISTRIBUTION AGREEMENTS

    Commencing in 1999, the Company entered into various distribution and marketing arrangements with distributors to sell the Company's products to the research and clinical diagnostic markets in selected geographic markets outside North America and certain European countries. These agreements expire at various times from April 2000 through April 2002, and in certain cases, are subject to automatic renewal. Certain of the agreements may also be terminated by either party upon specified notice periods and may require us to make termination payments under certain circumstances. Certain of the agreements also provide for minimum annual purchases for specified periods.

                             VISIBLE GENETICS INC.

NOTE 4--OTHER RECEIVABLES

                                                                   DECEMBER 31
                                                              ---------------------
                                                                1999        1998
                                                              --------   ----------
Refundable taxes............................................  $105,007   $  616,214
Other.......................................................   563,741      829,606
                                                              --------   ----------
                                                              $668,748   $1,445,820
                                                              ========   ==========

NOTE 5--INVENTORY

                                                                    DECEMBER 31
                                                              -----------------------
                                                                 1999         1998
                                                              ----------   ----------
Raw materials...............................................  $1,346,951   $2,231,994
Work in process.............................................     221,771      339,109
Finished goods..............................................   1,031,285    1,341,233
                                                              ----------   ----------
                                                              $2,600,007   $3,912,336
                                                              ==========   ==========

NOTE 6--FIXED ASSETS

                                                                    DECEMBER 31
                                                              -----------------------
                                                                 1999         1998
                                                              ----------   ----------
COST
    Laboratory and computer equipment.......................  $6,511,025   $4,581,794
    Leasehold improvements..................................   1,264,022    1,198,488
                                                              ----------   ----------
                                                               7,775,047    5,780,282
                                                              ----------   ----------
ACCUMULATED DEPRECIATION AND AMORTIZATION
    Laboratory and computer equipment.......................   3,118,913    1,650,840
    Leasehold improvements..................................     482,799      252,279
                                                              ----------   ----------
                                                               3,601,712    1,903,119
                                                              ----------   ----------
                                                              $4,173,335   $3,877,163
                                                              ==========   ==========

                             VISIBLE GENETICS INC.

NOTE 7--PATENTS AND LICENSES

                                                                    DECEMBER 31
                                                              -----------------------
                                                                 1999         1998
                                                              ----------   ----------
COST
    Patents.................................................  $1,078,173   $1,050,276
    Licenses................................................   1,596,591    1,616,032
                                                              ----------   ----------
                                                               2,674,764    2,666,308
                                                              ----------   ----------
ACCUMULATED AMORTIZATION
    Patents.................................................     207,197      166,548
    Licenses................................................     345,200      230,590
                                                              ----------   ----------
                                                                 552,397      397,138
                                                              ----------   ----------
                                                              $2,122,367   $2,269,170
                                                              ==========   ==========

    The net book value of patents and licenses at December 31, 1999 is after reflecting an impairment loss of $401,085 and $50,000, respectively, recorded during the year and included in "Sales, general and administrative" expenses in the statement of operations. The impairment loss was recorded as a result of the Company abandoning certain patents and licensed technologies.

NOTE 8--NOTES PAYABLE

    On April 30, 1998, the Company, through its subsidiary, Visible Genetics Corp., borrowed $7,000,000 under a term loan agreement with certain institutional lenders. The loan bore interest at 10% per annum, and interest and principal were payable in full on or about April 29, 1999. The loan was secured by a security interest in substantially all of the assets of the Company, and it imposed certain restrictive covenants, including a limit on the total indebtedness the Company could incur. In connection with the loan, the Company granted warrants to the lenders to purchase an aggregate of 420,000 common shares at an exercise price of $10.00 per share. On September 28, 1998, the term loan facility was extended under similar terms and the Company borrowed an additional $1,000,000 under the expanded loan facility. The additional loan was due on December 28, 1999. In connection with the additional loan, the Company granted warrants to the lenders to acquire 120,000 common shares at an exercise price of $10.00 per share. The fair market value of the warrants granted in connection with both loans was estimated at the date of grant using the Black-Scholes option valuation model based upon the following assumptions: dividend yield--nil, risk-free interest rate--5.0%, average expected volatility--65%, expected term--2 years.

    The total proceeds received from the institutional lenders were allocated between the warrants and term loans based on the relative fair value of each component, resulting in $944,836 and $237,805 of the total proceeds from the April 1998 and September 1998 term loans, respectively, being allocated to warrants. The value of the term loans was accreted to their face value, resulting in a charge to financing expense over the term of the loans. As a result, $601,660 and $580,981 were recorded as financing expense in 1999 and 1998, respectively.

                             VISIBLE GENETICS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8--NOTES PAYABLE (CONTINUED)

    On April 30, 1999, the Company and the institutional lenders agreed to delay the payment date of the $7,000,000 loan to December 31, 1999, and to move up the payment date of the $1,000,000 loan to July 1, 1999. The institutional lenders later extended the payment date of the $1,000,000 loan to the earlier of July 22, 1999, or the completion of the Warburg Pincus financing (see Note 10). In addition, the institutional lenders agreed to permit the Company to borrow up to an additional $5,000,000 of loans from other lenders which would be senior to the $7,000,000 loan and junior to the $1,000,000 loan. The amended terms of the loans did not result in the loans being considered substantially different, as the cash flow effect on a present value basis was less than 10%. Accordingly, no debt extinguishment gain or loss was recognized in the statement of operations.

    In connection with the modification of the term loans, on April 30, 1999, the Company granted the institutional lenders warrants to purchase an additional 140,000 common shares at an exercise price of $17.00 per share. The fair market value of the warrants was estimated at the date of grant using the Black-Scholes option valuation model based upon the following assumptions: dividend yield--nil, risk-free interest rate--5.0%, average expected volatility--65%, expected term--2.5 years, resulting in a value attributed to these warrants of $865,031. This amount was recorded as a deferred charge and was to be amortized to financing expense over the term of the loan maturing on December 31, 1999.

    On July 15, 1999, the Company repaid all of the loans made to the institutional lenders. Of the $8,000,000 principal amount of loans, the Company paid $4,100,000 of principal plus accrued interest on the loans in cash with the balance of principal plus accrued interest being converted into 3,948 Series A preferred shares (see Note 10) and 147,098 warrants to purchase common shares. As a result, the unamortized balance of the deferred charge was recorded as financing expense at that time.

NOTE 9--ACCRUED LIABILITIES

                                                                    DECEMBER 31
                                                              -----------------------
                                                                 1999         1998
                                                              ----------   ----------
Warranty provision..........................................  $  387,103   $   90,107
Salaries and benefits.......................................   1,149,279       79,640
Professional fees...........................................     393,196      161,251
Interest....................................................      13,000      503,037
Value added taxes...........................................     492,711      335,944
Provision for exit costs....................................     789,849           --
Other.......................................................     396,972      553,861
                                                              ----------   ----------
                                                              $3,622,110   $1,723,840
                                                              ==========   ==========

NOTE 10--MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED SHARES

(A) AUTHORIZED AND ISSUED

    Authorized share capital consists of an unlimited number of preferred shares which may be issued in one or more series.

    On July 15, 1999, the Board of Directors authorized the issuance of 33,950 Series A Convertible Preferred Shares, of which 33,948 were issued during 1999.

                             VISIBLE GENETICS INC.

NOTE 10--MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONTINUED)
    On July 15, 1999, the Company issued 30,000 preferred shares and warrants to purchase 1,100,000 common shares to certain affiliated funds managed by E.M. Warburg, Pincus & Co., LLC (Warburg Pincus) for net proceeds of $29,219,854. In addition, on July 15, 1999 in connection with the repayment of certain loans with institutional lenders specified in note 8, the Company issued 3,948 preferred shares and warrants to purchase 147,098 common shares for net proceeds of $3,845,008.

    The fair market value of the warrants was estimated at the date of grant using the Black-Scholes option valuation model based upon the following assumptions: dividend yield--nil, risk-free interest rate--5.61%, average expected volatility--70%, expected term--4 years.

    The value of the net proceeds was allocated between warrants and mandatorily redeemable convertible preferred shares based on the relative fair value of each instrument. The total amount relating to Warburg Pincus, net of issue costs of $780,146 allocated to warrants and mandatorily redeemable convertible preferred shares, was $6,420,672 and $22,799,182, respectively. The total amount relating to the institutional investors, net of issue costs of $102,992 allocated to warrants and mandatorily redeemable convertible preferred shares, was $858,607 and $2,986,401, respectively.

    The value of the warrants is treated as a discount to the mandatorily redeemable convertible preferred shares and will be charged directly to retained earnings or, in the absence of retained earnings, against other equity, over seven years, the time period when redemption of the mandatorily redeemable convertible preferred shares first becomes mandatory.

(B) RIGHTS AND CONDITIONS OF MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED SHAREHOLDERS

CONVERSION

    The mandatorily redeemable convertible preferred shares are convertible at any time, at the option of the holders into common shares of the Company at a conversion price of $11.00, subject to certain adjustments. The mandatorily redeemable convertible preferred shares contain provisions under which the conversion price would be reduced on a weighted average basis if the Company issues shares, options or certain other securities at prices lower than the conversion price (subject to certain exceptions), and will also be adjusted upon the issuance of certain other securities, certain recapitalization events and in certain other circumstances to protect the holders against the dilutive effect of those events.

    This conversion right will terminate on any redemption of the mandatorily redeemable convertible preferred shares or any liquidation of the Company. Each mandatorily redeemable convertible preferred share will automatically convert into common shares at its then effective conversion price, if at least a majority of the mandatorily redeemable convertible preferred shares are either voted to be converted or have already been converted into common shares.

DIVIDENDS

    Dividends on the mandatorily redeemable convertible preferred shares accrue quarterly at the rate of 9% per year during the first three years after issuance, and 4% per year thereafter and are compounded annually. Dividends are not payable for the first three years. After three years, at the Company's option, dividends are payable in cash. If dividends are not paid in cash, they will continue to accrue and will be convertible into additional common shares upon conversion of the mandatorily redeemable convertible preferred shares. The Company is prohibited from declaring or issuing any dividends to holders of

                             VISIBLE GENETICS INC.

NOTE 10--MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONTINUED) common shares before paying all unpaid dividends on the mandatorily redeemable convertible preferred shares. The Company is also prohibited from issuing any equity securities that are senior or equal in rank to the mandatorily redeemable convertible preferred shares without approval of the holders of a majority of such shares. If the Company were to be liquidated or sold or under certain other circumstances, holders of mandatorily redeemable convertible preferred shares would be entitled to receive an amount equal to $1,000 per share, plus accrued and unpaid dividends, before holders of common shares would be entitled to any distributions.

REDEMPTION

    After the third anniversary and prior to the seventh anniversary of the date of issuance of the mandatorily redeemable convertible preferred shares, the Company has the right to redeem the outstanding mandatorily redeemable convertible preferred shares at the redemption price, equal to $1,000 per share, plus accrued but unpaid dividends, subject to certain conditions. The Company will be required to redeem one-third of any remaining outstanding mandatorily redeemable convertible preferred shares on each of the seventh, eighth and ninth anniversaries of the date of issuance at the redemption price. If the Company fails to redeem the shares as required, holders may appoint a majority of our Board of Directors, who will continue to serve until the Company has redeemed the mandatorily redeemable convertible preferred shares as required.

VOTING

    The holders of the mandatorily redeemable convertible preferred shares are entitled to vote as a group with the holders of common shares on all matters except that holders of the mandatorily redeemable convertible preferred shares are entitled to vote separately for one director and are not entitled to participate in the vote for any other directors of the Company. On all other matters, each holder of mandatorily redeemable convertible preferred shares is entitled to the number of votes equal to the number of common shares the holder is entitled to receive upon conversion of the holder's mandatorily redeemable convertible preferred shares.

OTHER

    Certain holders of mandatorily redeemable convertible preferred shares are also entitled to certain other rights, including the right to participate, on a pro rata basis, in future Company financings, subject to certain exceptions. The right of holders of mandatorily redeemable convertible preferred shares to participate in future offerings in this manner provides those shareholders with the opportunity to avoid having their ownership interest in the Company diluted under certain circumstances when the interest of common shareholders would be diluted.

    The Company is also prohibited from incurring indebtedness for borrowed money and capital lease obligations in excess of $15,000,000 outstanding at any one time, without first obtaining approval of the holders of a majority of the mandatorily redeemable convertible preferred shares.

                             VISIBLE GENETICS INC.

NOTE 11--SHARE CAPITAL

(A) AUTHORIZED AND ISSUED SHARE CAPITAL

    Authorized share capital consists of an unlimited number of common shares, without par value.

                                                              NUMBER OF    AVERAGE
                                                                COMMON      ISSUE
                                                                SHARES      PRICE       AMOUNT
                                                              ----------   --------   -----------
BALANCE, DECEMBER 31, 1996..................................   6,962,198              $30,339,955
                                                              ==========              ===========
  Issued for cash under stock option arrangements...........     191,498    $ 2.19        419,167
  Issued for acquisition of Applied Sciences, Inc...........      95,000    $ 5.50        522,500
                                                              ----------    ------    -----------

BALANCE, DECEMBER 31, 1997..................................   7,248,696               31,281,622
                                                              ==========              ===========
  Issued for cash under stock option arrangements...........     385,548    $ 2.39        921,395
  Issued for acquisition of ACT Gene S.A....................      85,000    $ 5.78        490,875
  Issued for private placement offering, net of issue          1,528,989
    costs (i)...............................................                $ 9.88     13,718,793
                                                              ----------    ------    -----------

BALANCE, DECEMBER 31, 1998..................................   9,248,233               46,412,685
                                                              ==========              ===========
  Issued for cash under stock option arrangements...........     457,882    $ 5.12      2,343,603
  Issued for private placement offering, net of issue          1,916,000
    costs...................................................                $13.92     26,665,782
                                                              ----------    ------    -----------

BALANCE, DECEMBER 31, 1999..................................  11,622,115              $75,422,070
                                                              ==========              ===========

------------------------

(i) The value of the warrants issued in connection with the private placement (Note 11(e)) in the amount of $444,572 has been recorded as a reduction of the proceeds of issue and an increase to warrants included in Other equity (Note 11(b)). The fair market value of the warrants is estimated at the date of grant using the Black-Scholes option valuation model based upon the following assumptions: dividend yield--nil, risk-free interest rate--4.0%, average expected volatility--65%, expected term--2.5 years.

(B) OTHER EQUITY

                                                               1999          1998        1997
                                                            -----------   ----------   ---------
Deferred compensation costs...............................  $        --   $       --   $ (77,469)
Options...................................................      922,714      922,714     922,714
Warrants..................................................    9,782,470    1,610,791      80,115
Contributed surplus.......................................       61,250       61,250      61,250
Cumulative preferred dividends attributable to mandatorily
  redeemable convertible preferred shares.................   (1,400,344)          --          --
Cumulative accretion of discount attributable to
  mandatorily redeemable convertible preferred shares.....     (369,728)          --          --
Loan to an officer to purchase shares.....................           --     (323,405)   (323,405)
Employee share purchase loans.............................       (9,034)     (38,885)    (47,144)
                                                            -----------   ----------   ---------
                                                            $ 8,987,328   $2,232,465   $ 616,061
                                                            ===========   ==========   =========

                             VISIBLE GENETICS INC.

NOTE 11--SHARE CAPITAL (CONTINUED)
    Employee share purchase loans are non-recourse and secured only by the shares themselves. The loan to an officer was made in July 1996 to purchase shares of the Company. The loan was interest free and was originally repayable in 2006. In November 1999, the loan was repaid.

(C) DEFERRED COMPENSATION COSTS

                                                                1999       1998       1997
                                                              --------   --------   ---------
BALANCE, BEGINNING OF YEAR..................................    $ --     $(77,469)  $(354,786)
Options granted less cancellation...........................      --           --      27,250
Charged to expense during the year..........................      --       77,469     250,067
                                                                ----     --------   ---------
BALANCE, END OF YEAR........................................    $ --     $     --   $ (77,469)
                                                                ====     ========   =========

(D) OPTIONS

    The Company has incentive plans under which options to purchase common shares may be granted to its employees, consultants or directors at the discretion of the Board of Directors. Options for an aggregate of 3,750,901 shares may be granted, subject to shareholder ratification. Under the plans, each option is for the purchase of one common share, expires up to ten years from the date of issue, and is generally earned over a three to four year period. There are no repurchase features. Options issued to employees may be cancelled if employment is terminated within three years. The number of options that may be cancelled is reduced in stages over that period. Options issued to employees after May, 1996 must be exercised within 90 days of the termination of employment.

                                                                          WEIGHTED AVERAGE
                                                               NUMBER      EXERCISE PRICE
                                                              ---------   ----------------
BALANCE, DECEMBER 31, 1996..................................  1,235,625        $ 3.56
                                                              =========        ======
  Granted at $3.50 to $11.50................................    527,580        $ 5.25
  Exercised.................................................   (191,498)       $ 2.19
  Cancelled.................................................    (20,237)       $ 3.50
                                                              ---------        ------

BALANCE, DECEMBER 31, 1997..................................  1,551,470        $ 4.32
                                                              =========        ======
  Granted at $7.70 to $10.98................................    580,364        $ 8.26
  Exercised.................................................   (387,881)       $ 2.41
  Cancelled.................................................    (45,902)       $ 4.01
                                                              ---------        ------

BALANCE, DECEMBER 31, 1998..................................  1,698,051        $ 6.11
                                                              =========        ======
  Granted at $3.50 to $19.08................................  1,001,545        $11.69
  Exercised.................................................   (383,749)       $ 4.82
  Cancelled.................................................   (170,294)       $ 7.51
                                                              ---------        ------

BALANCE, DECEMBER 31, 1999..................................  2,145,553        $ 8.82
                                                              =========        ======

                             VISIBLE GENETICS INC.

NOTE 11--SHARE CAPITAL (CONTINUED)
    The fair market value of employee options granted in 1999 was approximately $6,689,000 (1998--$2,397,000; 1997--$1,342,000). If employee options granted had been recorded at their fair market value, the pro forma net loss in 1999 would have been $(28,763,000) or $(3.08) per common share (1998--$(16,753,000) or
$(2.15) per common share; 1997--$(11,443,000) or $(1.62) per common share).

    The fair market value of each option is estimated at the date of grant using the Black-Scholes option valuation model based upon the following assumptions: dividend yield--nil, risk-free interest rate (for four-year zero coupon bond)--5.5% (1998 and 1997--5.0%), average expected volatility--70% (1998 and 1997--65%), expected average option term--4 years. The weighted average fair value for options granted in 1999 was $6.68 (1998--$4.13; 1997--$2.63).

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

                                             WEIGHTED
                            NUMBER       AVERAGE EXERCISE                        NUMBER       WEIGHTED AVERAGE
                        OUTSTANDING AT       PRICE OF          WEIGHTED      EXERCISABLE AT   EXERCISE PRICE OF
      RANGE OF           DECEMBER 31,      OUTSTANDING         AVERAGE        DECEMBER 31,       EXERCISABLE
   EXERCISE PRICES           1999            OPTIONS        REMAINING LIFE        1999             OPTIONS
---------------------   --------------   ----------------   --------------   --------------   -----------------
    Cdn$1.37-Cdn$3.42        182,541         Cdn$2.49          5.3 years          182,541         Cdn$2.49
              US$3.50        340,998          US$3.50          6.7 years          317,826          US$3.50
          $4.45-$6.07         23,250            $5.72          7.5 years           15,117            $5.62
          $7.12-$7.84        230,757            $7.76          7.8 years          141,499            $7.76
          $8.00-$9.35        506,182            $8.60          8.5 years          275,879            $8.39
        $10.00-$11.50        608,625           $11.01          9.4 years          125,043           $11.33
        $12.74-$16.45        119,200           $15.83          9.8 years              667           $12.74
        $17.00-$19.08        134,000           $18.11          9.5 years           65,333           $18.18
                           ---------         --------                           ---------
                           2,145,553            $8.82                           1,123,905
                           =========         ========                           =========

                             VISIBLE GENETICS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11--SHARE CAPITAL (CONTINUED)

(E) WARRANTS

                                                        NUMBER     EXERCISE PRICE     EXPIRY DATE
                                                       ---------   --------------   ---------------
BALANCE, DECEMBER 31, 1996 AND 1997..................     79,803
                                                       =========
  Granted in connection with loans (Note 8)..........    540,000       $10.00        April, 2003--
                                                                                    September, 2003
  Granted in connection with private placement (Note
    11(a))...........................................    121,951       $12.81       November, 2003
                                                       ---------

BALANCE, DECEMBER 31, 1998...........................    741,754
                                                       =========
  Granted in connection with loans (Note 8)..........    140,000       $17.00         April, 2006
  Granted in connection with mandatorily redeemable
    convertible preferred shares (Note 10)...........  1,247,098       $12.60         July, 2003
  Exercised..........................................    (76,734)      $ 6.90
                                                       ---------

BALANCE, DECEMBER 31, 1999...........................  2,052,118
                                                       =========

    On February 17, 2000, warrants to purchase 1,100,000 common shares were exercised at a price of $12.60 per common share. Under the terms of the warrant agreement, the warrant holders elected to pay the exercise price for the warrants through a non-cash exercise. As a result, the warrant holders received 847,749 common shares rather than 1,100,000 common shares they would otherwise have received upon exercise in cash of all of their warrants.

NOTE 12--ACQUISITIONS

    Effective April, 1998, the Company acquired 100% of the shares of ACT Gene S.A., a DNA diagnostic testing company, for 85,000 common shares of the Company, and cash payable of $650,000. The acquisition was accounted for as a purchase, and resulted in the recording of an excess of purchase price over tangible net assets of $488,000, of which $420,043 was recorded as in-process research and development, and reflected as an expense in 1998. The nature of the acquired research and development relates to the cost and time pertaining to the development of a test kit and research clinical samples necessary for the development of several kits designed for use with DNA sequencing systems. As of April, 1998 the kit was approximately 80% completed and was expected to be completed during 1999. As a result of delays related to the development of the kit, the estimated completion date has been revised to the year 2000. The projected incremental cash flows of these projects were discounted using discount rates ranging from 60% to 70%. The primary risk factor affecting the commercialization of each of these products is the receipt of FDA and foreign regulatory agency approvals for use in the clinical diagnostic market.

    Effective October, 1997, the Company acquired 100% of the shares of Applied Sciences, Inc., a DNA diagnostic testing company, for 95,000 common shares of the Company, and the assumption of all liabilities (including $90,000 which was repaid to the former shareholders of Applied Sciences, Inc.), as well as a deficit of $132,000. The acquisition was accounted for as a purchase, and resulted in the recording of an excess of purchase price over tangible net assets of $654,621 which was recorded as in-process research and development, and reflected as an expense in 1997. The nature of the acquired research and development relates to the cost and time pertaining to the development of certain test kits designed for

                             VISIBLE GENETICS INC.

NOTE 12--ACQUISITIONS (CONTINUED)
use with DNA sequencing systems. As of October 1997, these kits were approximately 20% to 50% completed. Development of one kit was completed in the fourth quarter of 1998, and the remaining kits are expected to be completed during 2000. Projected incremental cash flows of these projects were discounted using discount rates ranging from 60% to 70%. The primary risk factor affecting the commercialization of each of these products is the receipt of FDA and foreign regulatory agency approvals for use in the clinical diagnostic market.

NOTE 13--EXIT AND TERMINATION COSTS

EXIT COSTS

    During 1999, the Company approved a plan to move the sales, marketing and various other corporate functions from Canada to a U.S. facility being established in Atlanta. The U.S. facility will also house Applied Sciences Inc. (a wholly owned subsidiary of the Company) as well as being used for kit manufacturing. The exit plan is expected to be completed in 2000.

    As a result of the decision to centralize U.S. operations in Atlanta, certain premises currently leased by the Company will be vacated. In
December 1999, the Company committed to a new facility and commenced efforts to sublease the premises to be vacated. Accordingly, the Company recorded a charge of approximately $790,000 in the statement of operations in 1999, which is included in accrued liabilities at December 31, 1999. This amount represents the remaining future lease commitments net of estimated sub-lease income, the unamortized balance of leasehold improvements, and other estimated costs of sub-leasing the vacated facilities. If the Company is unsuccessful in its subleasing efforts, the remaining future lease commitments on premises to be vacated, in excess of amounts accrued, approximates $2,100,000.

TERMINATION COSTS

    During 1999, two senior officers of the Company received special termination benefits in connection with their departure from the Company. The termination benefits included lump-sum payments and periodic future payments, as specified in the related termination agreements, offered by the Company and accepted by the officers. The present value of the obligations for special termination benefits approximated $539,000, which was included in the statement of operations in 1999. As at December 31, 1999, approximately $162,000 of these costs were paid and the balance is included in accrued salaries and benefits.

                             VISIBLE GENETICS INC.

NOTE 14--INCOME TAXES

    The Company's income tax provision has been determined as follows:

                                                                YEARS ENDED DECEMBER 31,
                                                       ------------------------------------------
                                                           1999           1998           1997
                                                       ------------   ------------   ------------
Net loss for the year comprised of:
  Domestic...........................................  $ (8,081,807)  $ (6,195,350)  $ (8,472,572)
  Foreign............................................   (17,205,078)    (8,695,611)    (1,943,174)
                                                       ------------   ------------   ------------
                                                       $(25,286,885)  $(14,890,961)  $(10,415,746)
                                                       ============   ============   ============
Income taxes at 44.6%................................  $(11,283,008)  $ (6,641,369)  $ (4,645,423)
Decrease resulting from permanent non-tax deductible
  expense............................................       736,478         52,182        412,842
Decrease resulting from foreign rate differences.....       835,867        114,856             --
Increase in valuation allowance......................     9,710,663      6,474,331      4,232,581
                                                       ------------   ------------   ------------
                                                       $         --   $         --   $         --
                                                       ============   ============   ============

    As at December 31, 1999, the Company has available losses in various countries that may be used to reduce taxable income in future years, and expire as follows:

                                CANADA(1)    UNITED STATES     FRANCE      ITALY     NETHERLANDS      ISRAEL
                               -----------   -------------   ----------   --------   -----------     --------
2001.........................  $   481,000    $        --    $       --   $    --    $       --      $     --

2002.........................    1,480,000             --            --        --            --            --

2003.........................    2,846,000             --       439,000        --            --            --

2004.........................    4,805,000             --     3,037,000    95,000            --            --

2005.........................    1,567,000             --            --        --            --            --

2006.........................    2,819,000             --            --        --            --            --

2012.........................           --      1,238,000            --        --            --            --

2018.........................           --      3,962,000            --        --            --            --

2019.........................           --      6,671,000            --        --            --            --

No Expiry Date...............           --             --            --        --     5,908,000       156,000
                               -----------    -----------    ----------   -------    ----------      --------

Total........................  $13,998,000    $11,871,000    $3,476,000   $95,000    $5,908,000      $156,000
                               ===========    ===========    ==========   =======    ==========      ========

------------------------

(1) In addition to the Canadian losses above, certain scientific research and development expenditures eligible for tax purposes incurred by the Company may be deferred and deducted in future years. These unclaimed deductions, which can be carried forward indefinitely, amounted to approximately $12,946,000 at December 31, 1999. In addition, the Company has earned non-refundable investment tax credits amounting to approximately $3,028,000 that can be applied to reduce future income taxes payable. These expire $504,000 in 2006, $744,000 in 2007, $1,034,000 in 2008 and $746,000 in 2009.

                             VISIBLE GENETICS INC.

NOTE 14--INCOME TAXES (CONTINUED)
    The benefit of these losses, unclaimed deductions and non-refundable investment tax credits has not been reflected in these financial statements. The deferred tax balances are summarized as follows:

                                                                 1999          1998
                                                              -----------   -----------
DEFERRED TAX ASSETS
Research expenses...........................................  $ 5,776,300   $ 4,122,100
Non-capital losses..........................................   15,555,300     8,483,100
Investment tax credits......................................    1,597,600     1,114,700
Fixed assets................................................    1,048,100       239,000
Warranty and other provisions...............................      810,100        25,600
                                                              -----------   -----------
                                                               24,787,400    13,984,500
Valuation allowance.........................................  (24,787,400)  (13,984,500)
                                                              -----------   -----------
Net deferred tax asset (liability)..........................  $        --   $        --
                                                              ===========   ===========

    The valuation allowance increased by $10,802,900 during 1999
(1998--$4,903,000). Realization of the future tax benefits related to the deferred tax assets is dependent upon many factors, including the Company's ability to generate taxable income within the loss carryforward periods.

NOTE 15--SEGMENTED INFORMATION

    In 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This replaced the previous industry segment approach with disclosure based upon the internal organization used by management for making operating decisions and assessing performance. SFAS No. 131 also requires disclosures as to products and services, geographic areas and major customers. The adoption of SFAS No. 131 did not affect results of operations or financial position, but did affect the disclosure of segment information. The Company's reportable segments are Sequencing Systems, GeneKits and other Consumables, and Testing, Sequencing and Other services. The accounting policies of the segments are the same as those described above in Note 2, "Summary of significant accounting policies."

1999

                             SEQUENCING    GENEKITS AND OTHER   TESTING, SEQUENCING   RECONCILING
                               SYSTEMS        CONSUMABLES       AND OTHER SERVICES       ITEMS           TOTAL
                             -----------   ------------------   -------------------   -----------     -----------
Revenues...................  $ 7,725,910       $ 4,729,865           $1,171,145                --     $13,626,920
Depreciation and
  Amortization.............   (1,184,981)         (985,608)            (383,398)               --      (2,553,987)
Profit (loss) from
  operations before
  interest.................  (13,889,277)      (10,099,584)               4,939                --     (23,983,922)
Additions to Fixed
  assets...................      697,030           835,181              372,918                --       1,905,129
Total assets...............    7,466,062         6,724,730            1,760,794       $42,687,963(1)   58,639,549

RECONCILING ITEM CONSISTS OF: (1) CASH, CASH EQUIVALENTS AND SHORT-TERM
  INVESTMENTS

                             VISIBLE GENETICS INC.

NOTE 15--SEGMENTED INFORMATION (CONTINUED)
1998

                            SEQUENCING    GENEKITS AND OTHER   TESTING, SEQUENCING   RECONCILING
                              SYSTEMS        CONSUMABLES       AND OTHER SERVICES       ITEMS           TOTAL
                            -----------   ------------------   -------------------   -----------     ------------
Revenues..................  $ 8,042,421       $1,379,512            $1,453,415                --     $ 10,875,348
Depreciation and
  Amortization............     (396,837)        (666,061)             (233,828)               --       (1,296,726)
Profit (loss) from
  operations before
  interest................  (10,879,023)      (3,023,804)              299,805       $  (420,043)(2)  (14,023,065)
Additions to Fixed
  assets..................    1,199,316        1,137,904             1,011,041                --        3,348,261
Total assets..............    8,859,003        5,281,294             2,368,060        11,274,178(3)    27,782,535

RECONCILING ITEMS CONSIST OF: (2) ACQUIRED RESEARCH AND DEVELOPMENT (NOTE 12)

                         (3) CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

1997

                             SEQUENCING    GENEKITS AND OTHER   TESTING, SEQUENCING   RECONCILING
                               SYSTEMS        CONSUMABLES       AND OTHER SERVICES       ITEMS           TOTAL
                             -----------   ------------------   -------------------   -----------     ------------
Revenues...................  $ 2,720,844       $  246,851             $ 65,041                --      $  3,032,736
Depreciation and
  Amortization.............     (231,694)        (362,688)             (31,599)               --          (625,981)
Profit (loss) from
  operations before
  interest.................   (9,592,047)        (874,149)             (66,677)       $ (654,621)(4)   (11,187,494)
Additions to Fixed
  assets...................      557,427          504,142              204,256                --         1,265,825
Total assets...............    4,126,088        2,002,571              199,812         7,607,901(5)     13,936,372

RECONCILING ITEMS CONSIST OF: (4) ACQUIRED RESEARCH AND DEVELOPMENT (NOTE 12)

                         (5) CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

                             VISIBLE GENETICS INC.

NOTE 15--SEGMENTED INFORMATION (CONTINUED)

GEOGRAPHIC INFORMATION--YEARS ENDED DECEMBER 31
-----------------------------------------------
SALES, BY CUSTOMER LOCATION                                  1999          1998          1997
---------------------------                               -----------   -----------   ----------
NORTH AMERICA
Canada..................................................  $   468,535   $   844,863   $  542,716
United States...........................................    4,686,868     3,513,150    2,278,246
                                                          -----------   -----------   ----------
                                                            5,155,403     4,358,013    2,820,962
                                                          -----------   -----------   ----------
EUROPE
France..................................................    1,252,222     1,616,788           --
Other Europe............................................    4,298,745     2,949,288      161,837
                                                          -----------   -----------   ----------
                                                            5,550,967     4,566,076      161,837
                                                          -----------   -----------   ----------
ASIA AND LATIN AMERICA..................................
Japan...................................................    1,609,799     1,640,123           --
Other Asia and Latin America............................    1,310,751       311,136       49,937
                                                          -----------   -----------   ----------

                                                            2,920,550     1,951,259       49,937
                                                          -----------   -----------   ----------
                                                          $13,626,920   $10,875,348   $3,032,736
                                                          ===========   ===========   ==========

GEOGRAPHIC INFORMATION--YEARS ENDED DECEMBER 31
-----------------------------------------------
FIXED ASSETS                                                 1999          1998          1997
------------                                              -----------   -----------   ----------
Canada..................................................  $ 2,530,222   $ 2,346,394   $  928,350
United States...........................................      955,161     1,083,788      459,983
France..................................................      687,952       446,981       62,647
                                                          -----------   -----------   ----------
                                                          $ 4,173,335   $ 3,877,163   $1,450,980
                                                          ===========   ===========   ==========

    In 1999, one customer accounted for 21% of sales, of which 19% comprised Sequencing Systems and 2% comprised GeneKits and other Consumables. (1998--one customer accounted for 30% of sales, of which 29% comprised Sequencing Systems and 1% comprised GeneKits and other Consumables; 1997--no customer accounted for more than 10% of sales).

NOTE 16--COMMITMENTS AND CONTINGENCY

COMMITMENTS

    The Company is committed to make a payment under a license agreement of $300,000 in 2000. The Company has collaborative arrangements with certain third parties that provide for royalty payments (see Note 3).

                             VISIBLE GENETICS INC.

NOTE 16--COMMITMENTS AND CONTINGENCY (CONTINUED)
    The Company has entered into operating leases for premises and equipment as follows:

2000........................................................    $1,584,020

2001........................................................     1,292,084

2002........................................................     1,116,517

2003........................................................     1,078,102

2004 and thereafter.........................................     3,513,877
                                                                ----------

                                                                $8,584,600
                                                                ==========

    Rent expense was $851,876 in 1999 (1998--$554,497; 1997--$284,396).

CONTINGENCY

    In December 1999, a lawsuit was filed against the Company alleging unspecified damages resulting from the Company's alleged infringement of certain patents. The Company has previously studied these patents and has received legal advice that it is not liable for any claims of infringement. Management believes that these allegations are without merit and intends to vigorously defend against these allegations. No amount has been provided in these financial statements in respect of these allegations, as the amount of the loss, if any, cannot be determined and the results of such allegations cannot be predicted with certainty.

NOTE 17--RELATED PARTY TRANSACTIONS

    During 1999, the Company incurred legal fees to a law firm, in which a partner was a former director of the Company, of $246,210 (1998--$164,624; 1997--$183,627). During 1999, the Company incurred consulting fees to a firm, of which the president was a director of the Company, of $291,115 (1998--$280,000; 1997--nil). During 1999, the Company also incurred consulting fees to a former director of the Company, of $58,269 (1998--nil; 1997--nil). Other receivables include a loan and unpaid interest due from a Company officer and director aggregating $55,614 in 1998 and $72,018 in 1997. The loan was repaid during 1999.

NOTE 18--COMPARATIVE FIGURES

    Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current year.

                                 EXHIBIT INDEX

      EXHIBITS
       NUMBER                             DESCRIPTION OF DOCUMENT                       PAGE
---------------------   ------------------------------------------------------------  --------
        *3.2            Certificate and Articles of Amendment of the Company.
       *10.3            Visible Genetics Inc. Employee Share Option Plan, Amended
                          through May 19, 1999.
       *10.10           Securities Purchase Agreement, dated as of July 15, 1999, by and among Visible Genetics Inc., Warburg, Pincus Equity
                          Partners, L.P., Warburg, Pincus Ventures International,
                          L.P., Warburg, Pincus Netherlands Equity Partners I, C.V.,
                          Warburg, Pincus Netherlands Equity Partners II, C.V. and
                          Warburg, Pincus Netherlands Equity Partners III, C.V.
       *10.11           Registration Rights Agreement, dated as of July 15, 1999, by and among Visible Genetics Inc. and the Investors listed
                          on Schedule I thereto.
       *10.12           Common Shares Purchase Agreement, dated December 14, 1999, by and among Visible Genetics Inc. and the Investors who
                          are signatories hereto.
       *10.13           Registration Rights Agreement, dated as December 14, 1999, by and among Visible Genetics Inc. and each of the
                          Investors to that certain Common Shares Purchase
                          Agreement.
       *10.14           Lease between Visible Genetics Corp. and Duke-Weeks Realty
                          Limited Partnership, dated February 15, 2000.
       *10.15           Lease between Visible Genetics Inc. and LuCliff Company
                          Limited, dated March 31, 1992.
       *10.16           Lease between Visible Genetics Inc. and Royal Trust
                          Corporation of Canada, as trustee and RT Pensior
                          Properties Limited dated June 1, 1996
       *10.17           Lease between Visible Genetics Inc. and Comwest Properties
                          Limited dated July 20, 1998.
       *10.18           Lease between Visible Genetics Corp. and the University of
                          Pittsburgh of the Commonwealth System of Higher Education
                          dated Dec 1, 1996.
       *10.22           Amendment No. 1 to Guarantee, dated as of April 30, 1999 to the Guarantee dated as of April 30, 1998, by and among
                          Visible Genetics Inc., Hilal Capital, L.P., Hilal Capital
                          QP, LP, Hilal Capital International, Ltd., Highbridge
                          International LLC, C.J. Partners L.P. and Hilal Capital
                          Management LLC, as adviser for Leo Holdings, Inc.
       *10.23           Amendment No. 2 to Term Loan Agreement, dated as of April
                          30, 1999, to the Term Loan Agreement, dated as of
                          April 30, 1999 as amended by Amendment No. 1 to the Term
                          Loan Agreement dated as of September 29, 1998, by and
                          among Visible Genetics Corp., Hilal Capital, L.P., Hilal
                          Capital QP, LP, Hilal Capital International, Ltd.,
                          Highbridge International LLC, C.J. Partners L.P. and Hilal
                          Capital Management LLC, as adviser for Leo Holdings, Inc.
       *10.24           Letter Agreement between Visible Genetics Inc. and Hilal
                          Capital Management dated July 15, 1999.

*   Filed herewith.