Form 20-F/A
period 1999-12-31
VISIBLE GENETICS INC
filed 2000-03-13
CIK 1010819

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

                               Yes /X/    No / /

    Indicate by check mark which financial statement item the Registrant has elected to follow:

                           Item 17 / /    Item 18 /X/

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             VISIBLE GENETICS INC.

                           ANNUAL REPORT ON FORM 20-F

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                               TABLE OF CONTENTS



PART I
          Item 1.   Description of Business.....................................      2
          Item 2.   Description of Property.....................................     36
          Item 3.   Legal Proceedings...........................................     37
          Item 4.   Control of Registrant.......................................     38
          Item 5.   Nature of Trading Market....................................     39
          Item 6.   Exchange Controls and Other Limitations Affecting Security
                    Holders.....................................................     39
          Item 7.   Taxation....................................................     40
          Item 8.   Selected Financial Data.....................................     49
          Item 9.   Management's Discussion and Analysis of Financial Condition
                    and Results of Operations...................................     50
          Item 9A.  Quantitative and Qualitative Disclosures About Market
                    Risk........................................................     56
          Item 10.  Directors and Officers of Registrant........................     57
          Item 11.  Compensation of Directors and Officers......................     59
          Item 12.  Options to Purchase Securities from Registrant or
                    Subsidiaries................................................     60
          Item 13.  Interest of Management in Certain Transactions..............     60
PART II
          Item 14.  Description of Securities to Be Registered..................     61
PART III
          Item 15.  Defaults Upon Senior Securities.............................     61
          Item 16.  Changes in Securities and Changes in Security for Registered
                    Securities..................................................     61
PART IV
          Item 17.  Financial Statements........................................     62
          Item 18.  Financial Statements........................................     62
          Item 19.  Financial Statements and Exhibits...........................     62

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

    Subject to the lock-up agreements described above, our common shares are eligible for sale into the public market as follows:


    - Our affiliates own 1,971,325 shares that may be sold subject to volume restrictions imposed by Rule 144. We have agreed to file a registration statement with the Securities and Exchange Commission covering 1,927,134 of these shares, which will be filed no earlier than 90 days and no later than 180 days after the completion of our public offering of common shares covered by Registration Statement which we first filed with the Securities and Exchange Commission on March 13, 2000. Our affiliates also own options to acquire an additional 950,776 shares. The shares to be issued upon exercise of these options have been registered and may be freely sold when issued.


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


    We have agreed to file a registration statement with the Securities and Exchange Commission covering 1,927,134 common shares owed by GeneVest Inc., which will be filed no earlier than 90 days and no later than 180 days after the completion of our public offering of common shares covered by the Registration Statement which we first filed with the Securities and Exchange Commission on March 13, 2000. Mr. Sheldon Inwentash, one of our directors, is the President and Chief Executive Officer of GeneVest and, together with his affiliates, beneficially owns approximately 45% of GeneVest's issued and outstanding common shares.


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


*   Previously filed.

                                   SIGNATURES


    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F/A-1 and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


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


Date: March 13, 2000

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

(B) RIGHTS AND CONDITIONS OF MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED SHAREHOLDERS

CONVERSION


    The mandatorily redeemable convertible preferred shares are convertible at any time, at the option of the holders into common shares of the Company at a conversion price of $11.00, subject to certain adjustments. Upon conversion, the holders will also receive common shares, at the conversion price of $11.00 per share, equal to the amount of all accrued and unpaid dividends. The mandatorily redeemable convertible preferred shares contain provisions under which the conversion price would be reduced on a weighted average basis if the Company issues shares, options or certain other securities at prices lower than the conversion price (subject to certain exceptions), and will also be adjusted upon the issuance of certain other securities, certain recapitalization events and in certain other circumstances to protect the holders against the dilutive effect of those events.


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

DIVIDENDS


    Dividends on the mandatorily redeemable convertible preferred shares accrue quarterly at the rate of 9% per year during the first three years after issuance, and 4% per year thereafter and are compounded annually. Dividends are not payable for the first three years. After three years, at the Company's option, dividends are payable in cash. If dividends are not paid in cash, they will continue to accrue. The

                             VISIBLE GENETICS INC.

NOTE 10--MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONTINUED)
Company is prohibited from declaring or issuing any dividends to holders of common shares before paying all unpaid dividends on the mandatorily redeemable convertible preferred shares. The Company is also prohibited from issuing any equity securities that are senior or equal in rank to the mandatorily redeemable convertible preferred shares without approval of the holders of a majority of such shares. If the Company were to be liquidated or sold or under certain other circumstances, holders of mandatorily redeemable convertible preferred shares would be entitled to receive an amount equal to $1,000 per share, plus accrued and unpaid dividends, before holders of common shares would be entitled to any distributions.

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


*   Previously filed.