Form 20-F
period 2000-12-31
VISIBLE GENETICS INC
filed 2001-03-20
CIK 1010819

       AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON March 20, 2001
================================================================================


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                           COMMISSION FILE NO. 0-28550

                              VISIBLE GENETICS INC.
--------------------------------------------------------------------------------
    (Exact name of Registrant as specified in its charter and translation of
                         Registrant's name into English)

                                 ONTARIO, CANADA
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

                700 BAY STREET, TORONTO, ONTARIO, CANADA M5G 1Z6
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
                                      NONE


 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                           COMMON SHARES, NO PAR VALUE
--------------------------------------------------------------------------------
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:
                                      None

      Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2000, the Registrant had outstanding 16,244,619 Common Shares and 26,153 Series A Preferred Shares.

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

                               Yes /X/   No / /

    Indicate by check mark which financial statement item the Registrant has elected to follow:

                           Item 17 / /   Item 18 /X/

================================================================================
      Visible Genetics Inc. Annual Report on Form 20-F For the Fiscal Year
                            Ended December 31, 2000

                           FORWARD-LOOKING STATEMENTS

      This annual report includes forward-looking statements. You can identify these forward-looking statements when you see us using words such as "expect," "anticipate," "estimate," "believe," "intend," "may," "predict," and other similar expressions. These forward looking statements cover, among other items:

   o     FDA and other regulatory approval for certain of our products;

   o     acceptance of our products in the clinical diagnostic market;

   o     acceptance of genotyping in the clinical diagnostic market;

   o     our marketing and sales plans;

   o     our expectations about the markets for our products;

   o     the performance of our products;

   o     our intention to introduce new products;

   o     our future capital needs;

   o     our clinical trials;

   o reimbursement of our products by insurance companies and other third-party payors;

   o our ability to compete in the clinical diagnostic, clinical research and research markets;

   o     our patent applications;

   o our ability to bring our Atlanta manufacturing facility fully operational in a timely manner; and

   o our ability to modify our information systems to accommodate euro transactions.

      We have based these forward-looking statements largely on our current expectations. However, forward-looking statements are subject to a number of risks and uncertainties, certain of which are beyond our control. Actual results could differ materially from those anticipated as a result of the factors described under "Risk Factors" including, among others:

   o delays in obtaining, or our inability to obtain, approval by the FDA and other regulatory authorities for our HIV OpenGene System and, in the future, certain of our other products for the clinical diagnostic market;

   o refusal of insurance companies and other third-party payors to reimburse patients and clinicians for our products;

   o uncertainty of acceptance of genotyping, in general, and of our products, in particular, in the clinical diagnostic market;

   o     problems, delays and expenses we may face with future clinical trials;

   o problems that we may face in manufacturing, marketing and distributing our products;

   o problems and delays we may face in completing our Atlanta manufacturing facility in a timely manner.

   o delays in the issuance of, or the failure to obtain, patents or licenses for certain of our products and technologies;

   o     problems with important suppliers and business partners;

   o delays in developing, or the failure to develop, new products and enhanced versions of existing products; and

   o the timing of our future capital needs or our inability to raise additional capital when needed.

      We do not undertake any obligation to publicly update or revise any forward-looking statements contained in this annual report, whether as a result of new information, future events or otherwise. Because of these risks and uncertainties, the forward-looking statements and circumstances discussed in this annual report might not transpire.

      Trademarks or trade names of Visible Genetics Inc. used in this annual report include: CLIP(TM), CLIPPER(TM), GEL TOASTER(TM), GENEKIT(TM), GENEOBJECTS(R), LONG-READ TOWER(TM), MICROCEL(TM), MICROGENE CLIPPER(R), OPEN GENE(R), SUREFILL(TM), TRUGENE(TM), AND VISIBLE GENETICS(R). Each trademark, trade name or service MARK of any other company appearing in this annual report belongs to its holder.

                                TABLE OF CONTENTS

                                                                           PAGE

PART I

      Item 1.  Identity of Directors, Senior Management and Advisers.........3

      Item 2.  Offer Statistics and Expected Timetable.......................3

      Item 3.  Key Information...............................................3

               Selected Financial Data.......................................3

               Risk Factors..................................................4

      Item 4.  Information on the Company...................................18

               Overview.....................................................18

               Property, Plants and Equipment...............................37

               History and Development of the Company.......................38

               Organizational Structure.....................................38

      Item 5.  Operating and Financial Review and Prospects.................40

               Operating Results............................................40

               Liquidity and Capital Resources..............................44

      Item 6.  Directors, Senior Management and Employees...................48

               Directors and Senior Management..............................48

               Compensation.................................................50

               Board Committees.............................................51

               Employees....................................................52

               Share Ownership..............................................52

      Item 7.  Major Shareholders and Related Party Transactions............54

               Major Shareholders...........................................54

               Related Party Transactions...................................55

      Item 8.  Financial Information........................................56

               Consolidated Statements and Other Financial Information......56

      Item 9.  The Offer and Listing........................................56

               Nature of Trading Market.....................................56

      Item 10. Additional Information.......................................57

               By-Laws and Articles of Incorporation........................57

               Material Contracts...........................................62

               Exchange Controls............................................63

               Taxation.....................................................64

               Documents on Display.........................................72

                                TABLE OF CONTENTS
                                   (continued)
                                                                           PAGE

      Item 11.  Quantitative and Qualitative Disclosures About Market
            Risk............................................................73

      Item 12.  Description of Securities Other than Equity Securities......73

PART II.....................................................................73

      Item 13.  Defaults, Dividend Arrearages and Delinquencies.............73

      Item 14.  Material Modifications to the Rights of Security
            Holders.........................................................73

PART III....................................................................73

      Item 17.  Financial Statements........................................73

      Item 18.  Financial Statements........................................73

      Item 19.  Exhibits....................................................74

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.  KEY INFORMATION.

SELECTED FINANCIAL DATA

      The selected consolidated financial data set forth below should be read in conjunction with "Operating and Financial Review and Prospects" and our Consolidated Financial Statements and the Notes thereto. The Consolidated Statements of Operations data for fiscal years 2000, 1999 and 1998, and the Consolidated Balance Sheet data as of December 31, 2000 and 1999, as set forth below, have been derived from our consolidated financial statements which have been audited by PricewaterhouseCoopers LLP, Chartered Accountants in Canada, whose report with respect to such financial statements is included herein. The Consolidated Statements of Operations data for fiscal years 1997 and 1996, and the Consolidated Balance Sheet data as of December 31, 1998, 1997 and 1996, as set forth below, have been derived from audited consolidated financial statements not included in this annual report. Historical results are not necessarily indicative of results to be expected for any future period.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                  (dollars in thousands, except per share data)



                                                                             YEARS ENDED DECEMBER 31,
                                               ------------------------------------------------------------------------------------
                                                    2000             1999              1998              1997              1996
                                               ------------      ------------      ------------      ------------      ------------
STATEMENT OF OPERATIONS DATA:
Sales ....................................     $     13,073      $     13,627      $     10,875      $      3,033      $        978
Cost of sales ............................           10,134             9,273             6,673             1,995               561
                                               ------------      ------------      ------------      ------------      ------------
Gross margin .............................            2,939             4,354             4,202             1,038               417
Sales, general and administrative expense            28,571            19,074            11,516             7,448             3,377
Research and development expense .........           10,606             7,935             6,289             4,123             2,745
Other expense ............................               --             1,329               420               654                --
                                               ------------      ------------      ------------      ------------      ------------
Loss from operations before interest .....          (36,238)          (23,984)          (14,023)          (11,187)           (5,705)
Interest income ..........................            4,481               695               264               774               609
Interest and financing expense ...........              (17)           (1,998)           (1,132)               (3)              (69)
                                               ------------      ------------      ------------      ------------      ------------
Net loss .................................          (31,774)          (25,287)          (14,891)          (10,416)           (5,165)
Cumulative preferred dividends and
    accretion of discount attributable to
    preferred shares .....................           (3,656)           (1,770)               --                --                --
                                               ------------      ------------      ------------      ------------      ------------
Net loss attributable to common
    shareholders .........................     ($    35,430)     ($    27,057)     ($    14,891)     ($    10,416)     ($     5,165)
                                               ============      ============      ============      ============      ============
Net loss per common share ................     ($      2.42)     ($      2.73)     ($      1.91)     ($      1.48)     ($      0.89)
Weighted average number of common shares
    outstanding ..........................       14,612,172         9,916,954         7,782,094         7,059,578         5,791,367


                                                                             YEARS ENDED DECEMBER 31,
                                               ------------------------------------------------------------------------------------
                                                    2000             1999              1998              1997              1996
                                               ------------      ------------      ------------      ------------      ------------
BALANCE SHEET DATA:
Cash and short-term investments ..........     $     80,399      $     42,688      $     11,274      $      7,588      $     18,928
Working capital ..........................           78,107            45,319             8,432             9,561            20,061
Total assets .............................          110,356            58,640            27,783            13,936            22,606
Indebtedness .............................               --                --             7,495                --                --
Mandatorily redeemable convertible
    preferred shares .....................           24,397            27,556                --                --                --
Accumulated deficit ......................          (91,212)          (59,438)          (34,151)          (19,260)           (8,845)
Shareholders' equity .....................           76,845            24,351            14,579            12,610            21,795

RISK FACTORS

OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT TO EVALUATE OUR FUTURE PROSPECTS AND OUR PROSPECTS MUST BE CONSIDERED IN LIGHT OF THE DIFFICULTIES FREQUENTLY ENCOUNTERED BY COMPANIES IN THE EARLY STAGES OF COMMERCIAL MANUFACTURING AND MARKETING.

      Although we began operations in 1993, we are only in the early stages of commercially manufacturing and marketing our products. In late 1996, we began manufacturing and selling to the research and clinical research markets, the initial versions of our automated DNA sequencers and related products. We plan to sell our TRUGENE HIV-1 Genotyping Kit and related DNA sequencing equipment and products, which we call our HIV OpenGene System, and other products to the clinical diagnostic market in the United States and elsewhere if we receive approval of the U.S. Food and Drug Administration, or FDA, and other applicable foreign regulatory authorizations. Our limited operating history makes it difficult to evaluate our business and our prospects for future profitability. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stages of commercial manufacturing and marketing. Sales for our fiscal years ended December 31, 2000 and December 31, 1999 were $13.1 million and $13.6 million, respectively. In the future, sales may not increase or they may decrease.

WE HAVE A HISTORY OF LOSSES, WE ANTICIPATE ADDITIONAL LOSSES AND WE MAY NEVER BECOME PROFITABLE.

      We incurred a net loss of $31. 8 million in the year ended December 31, 2000. As of December 31, 2000, our accumulated deficit was $91.2 million. Our losses have resulted principally from expenses incurred in research and development of our technology and products, and from expenses that we have incurred while building our business infrastructure. We expect to continue to incur significant operating losses in the future as we continue our research and development efforts and clinical trials and expand our sales and marketing force and business infrastructure, in an effort to achieve greater sales and expand our business. It is uncertain when, if ever, we will become profitable. Our ability to become profitable will depend on many factors including, among others:

  o whether we obtain regulatory approval to sell our HIV OpenGene System and, in the future, other GeneKits and related DNA sequencing equipment and products, which we call OpenGene Systems, for other diseases, to the clinical diagnostic market in the United States and abroad;

  o the decision of third-party payors to reimburse clinicians and patients for use of our TRUGENE HIV-1 Genotyping Kit and, in the future, our other products;

  o our ability to successfully market and sell our HIV OpenGene System and, in the future, OpenGene Systems for other diseases, to the clinical diagnostic market;

  o our ability to increase sales of our products to the clinical research and research markets;

  o   our ability to effectively manage the growth of our business;

  o our ability to continue to develop advanced versions of our products and technologies and new products and technologies in a timely manner; and

  o our ability to manufacture our products according to schedule and within budget.

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

      Our operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. Factors that may affect our quarterly operating results include, among others:

  o   unanticipated costs or delays in carrying out our clinical trials;

  o the amount and timing of operating costs and capital expenditures relating to research and development, and the expansion of our business, operations and infrastructure;

  o our decision to increase or decrease sales of equipment, GeneKits and other consumables at reduced prices;

  o our decision to reduce prices of our products in response to price reductions by competitors;

  o general economic conditions, as well as economic conditions specific to the biotechnology industry; and

  o   unanticipated costs or delays in manufacturing our products.

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

WE MAY NOT RECEIVE APPROVAL OF THE FDA OR FOREIGN REGULATORY AUTHORITIES FOR OUR HIV OPENGENE SYSTEM OR FOR OTHER HIV PRODUCTS WE MAY DEVELOP, AND, THEREFORE, WE MAY NOT BE ABLE TO SELL OUR HIV PRODUCTS TO THE CLINICAL DIAGNOSTIC MARKET IN THE UNITED STATES OR ABROAD.

      We currently are seeking approval of the FDA to sell our HIV OpenGene System for clinical diagnostic purposes in the United States. In the future, we may seek FDA approval to sell other HIV products for clinical diagnostic purposes in the United States.

      In order to obtain FDA approval for our HIV OpenGene system we have submitted an application supported by extensive human test data demonstrating the utility, reliability and performance of our HIV OpenGene system. We must also show the FDA that we maintain good laboratory, clinical and manufacturing practices. The FDA approval process is lengthy and expensive. You should be aware of the following possibilities:

  o We may never obtain approval from the FDA to sell our HIV products to the clinical diagnostic market;

  o The FDA may disagree with us that the data are adequate, and we may therefore have to do additional testing;

  o The additional testing, if any, may show that our HIV products are not reliable enough, and therefore cannot be authorized by the FDA, or the additional testing may show that our HIV products do not work as well as they need to for successful marketing, even if marketing is authorized by the FDA;

  o The additional, if any, testing may be too costly to carry out, either because we lack adequate funds or because the market potential for our HIV products does not justify the costs;

  o   There may be significant delays in the FDA review process;

  o The FDA may approve the sale of our HIV products with conditions that could limit the market for these products or make them more difficult or expensive to sell than we anticipate; and

  o The FDA can revoke marketing authorization for our products for a variety of reasons, such as our failure to comply with the FDA's device requirements or poor product performance in terms of safety and effectiveness.

      If we fail to receive FDA approval, if FDA approval is delayed or if the FDA imposes conditions that make it difficult to sell or market our products, we will be unable to carry out our business plan to sell our HIV OpenGene System for clinical diagnostic use in the United States and our business, financial condition and results of operations will be materially harmed.

      We have obtained approval of regulatory authorities in France and Argentina to sell our HIV OpenGene System to the clinical diagnostic market in those countries. We may be required to obtain approval from other foreign regulatory authorities to sell our HIV OpenGene System and other HIV products to the clinical diagnostic market in other countries outside of the United States. In some cases, we will face an approval process similar to that required by the FDA. We cannot be certain that we will obtain the necessary approvals to sell our HIV products to the clinical diagnostic market in these countries. In some cases, the failure to obtain approval could materially harm our business, financial condition and results of operations.

WE ARE SEEKING FDA APPROVAL TO MARKET OUR HIV OPENGENE SYSTEM TO THE CLINICAL DIAGNOSTIC MARKET THROUGH AN APPLICATION PROCESS THAT IS NEW AND INFREQUENTLY USED, AND IF THE FDA DOES NOT GRANT OUR REQUEST, OUR ABILITY TO SELL OUR HIV OPENGENE SYSTEM TO THE CLINICAL DIAGNOSTIC MARKET COULD BE DELAYED SIGNIFICANTLY.

      Our HIV OpenGene System is currently regulated as a Class III medical device. To sell a Class III medical device a company must first get specific approval of the FDA for the device by submitting a premarket approval application, commonly known as a PMA. However, an FDA advisory committee recommended that the FDA reclassify HIV genotyping tests from Class III medical devices to Class II medical devices. To sell a Class II medical device, a company must first obtain permission of the FDA by submitting a 510(k) premarket notification, commonly known as a 510(k), showing that the device is similar to a device already on the market. Generally, a 510(k) notification to the FDA that a new device is similar to an existing device requires less data and takes less time for the FDA to process than a PMA. The FDA is supposed to act on a 510(k) notification within 90 days. By contrast, a PMA application must be supported by more extensive data to prove the safety and efficacy of the device, and a review of a PMA application involves a lengthier process which may take one year or more from filing.

      The FDA usually follows the advice of its advisory committees. However, to reclassify a device from Class III to Class II, the FDA's administrative process could take several years. Therefore, it is unlikely that reclassification of HIV genotyping tests by the FDA would be effected for several years.

      We are attempting to accelerate the reclassification process by using an alternative provision of the 1997 Food and Drug Administration Modernization Act. Under this alternative, we have submitted a 510(k) notification to the FDA, which the FDA will reject because our HIV OpenGene System is still a Class III device. After receipt of the rejection, we will have 30 days to seek reclassification of our HIV OpenGene System, and the FDA will have 60 days to rule on this request. If the FDA grants our request, we will be able to immediately market our HIV OpenGene System to the clinical diagnostic market. On September 5, 2000, we submitted our 510(k) notification to the FDA. In December 2000, we received comments from the FDA regarding our application, to which we responded to in January 2001. As of the date of this Annual Report, the FDA has not yet completed its review of our application.

      We cannot guarantee that this alternative procedure will be successful in shortening the time for FDA approval of our HIV OpenGene System. This process is new and is used infrequently, and, therefore, there is no assurance that the FDA will grant our request for reclassification. If the FDA does not grant our request to reclassify our HIV OpenGene System under this new reclassification procedure, we either will have to submit a PMA application or wait until the FDA acts to reclassify HIV genotyping tests as recommended by its advisory committee. In either event, our ability to sell our HIV OpenGene System for clinical diagnostic use will be delayed, and our business, financial condition, and results of operations could be materially harmed.

WE MAY NOT RECEIVE REGULATORY APPROVAL FOR OUR OTHER PRODUCTS AND THEREFORE MAY NOT BE ABLE TO SELL THESE PRODUCTS FOR CLINICAL DIAGNOSTIC PURPOSES IN THE UNITED STATES OR ABROAD.

      In addition to our HIV OpenGene System, we have also developed and are continuing to develop GeneKits for other clinical diagnostic applications. In order to sell these GeneKits and related DNA sequencing equipment and products to the clinical diagnostic market, we may be required to obtain the approval of the FDA and of foreign regulatory authorities through approval procedures that are the same or similar to those required for our HIV OpenGene System. Our failure to obtain necessary approvals to sell our products for clinical diagnostic use in one or more significant markets could cause material harm to our business, financial condition and results of operations.

EACH TIME WE MAKE ALTERATIONS TO ANY FDA APPROVED PRODUCTS, WE MAY NEED TO SEEK ADDITIONAL FDA APPROVAL, WHICH WILL LENGTHEN THE TIME AND INCREASE THE COST OF BRINGING UPGRADED OR NEW PRODUCTS TO MARKET.

      We may need to seek additional FDA approval if we make changes to a product specifically approved by the FDA. Our HIV OpenGene System, as submitted to the FDA, contains specific reagents, dyes, enzymes, chemicals, software and other materials. If we obtain approval through the 510(k) process, we will be required to obtain prior clearance from the FDA for those product changes that could significantly affect safety or effectiveness. If our HIV OpenGene System is approved through the PMA process, the FDA would require that we obtain additional approval for any change to the kit's components that could alter the performance of the kit, such as changing certain enzymes or reagents. We also may be required to obtain similar foreign regulatory approval. To obtain additional approval, we may have to conduct additional human clinical trials to demonstrate that the altered GeneKit will produce at least the same results as the approved GeneKit or will be as safe and effective as the approved product. Obtaining additional FDA or foreign regulatory approval is likely to be time consuming and costly and, as a result, we may experience delays in bringing these upgraded or new products to market.

OUR BUSINESS IS, AND IN THE FUTURE MAY BECOME, SUBJECT TO ADDITIONAL REGULATIONS AND IF WE ARE UNABLE TO COMPLY WITH THEM OUR BUSINESS MAY BE MATERIALLY HARMED.

      Our reference laboratory in Atlanta, Georgia, is subject to stringent regulation under the Clinical Laboratory Improvement Amendments of 1988, known as CLIA. Under CLIA, laboratories must meet various requirements, including requirements relating to the validation of tests, training of personnel, and quality assurance procedures. The laboratory must also be certified by a government agency. Our Atlanta laboratory is certified under CLIA and licensed by the State of Georgia. Our failure to comply with state or CLIA requirements can result in various penalties, including loss of certification. The imposition of such penalties could have an adverse impact on us. In addition, some states regulate out-of-state laboratories. The failure to comply with these state requirements could also adversely affect us.

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

      If genotyping becomes widely accepted in the clinical diagnostic market, we cannot predict the extent to which doctors and clinicians may be willing to utilize our OpenGene System to manage drug treatment of selected diseases or other medical conditions. Doctors and clinicians may prefer competing technologies and products that can be used for the same purposes as our products such as DNA probe-based diagnostic systems, chip-based and assay-based technologies, or homebrew genetic tests and other DNA sequencers. If our products are not accepted by the clinical diagnostic market, our business, financial condition and results of operations will be materially harmed.

IF INSURANCE COMPANIES AND OTHER THIRD-PARTY PAYORS DO NOT REIMBURSE DOCTORS AND PATIENTS FOR OUR PRODUCTS, OUR ABILITY TO SELL OUR PRODUCTS TO THE CLINICAL DIAGNOSTIC MARKET WILL BE IMPAIRED.

      Our ability to successfully sell our TRUGENE HIV-1 Genotyping Kit and other GeneKits to the clinical diagnostic market will depend partly on the willingness of insurance companies and other third-party payors to reimburse doctors and patients for use of our products. Physicians' recommendations to use genotyping, as well as decisions by patients to pursue genotyping, are likely to be influenced by the availability of reimbursement for genotyping by insurance companies or other third-party payors. Government and private third-party payors are increasingly attempting to contain health care costs by limiting both the extent of coverage and the reimbursement rate for testing and treatment products and services. In particular, services that are determined to be investigational in nature or that are not considered "reasonable and necessary" for diagnosis or treatment may be denied reimbursement coverage. If adequate reimbursement coverage is not available from insurers or other third-party payors, we expect that few, if any, patients would be willing to pay for genotyping. In this case, our anticipated revenues will be substantially reduced, our ability to achieve profitability will be significantly impaired and our business, financial condition and results of operations will be materially harmed.

WE DO NOT HAVE MARKETING EXPERIENCE IN THE CLINICAL DIAGNOSTIC MARKET, WE CANNOT BE CERTAIN WE WILL SUCCESSFULLY DEVELOP THE MARKETING CAPABILITIES REQUIRED TO SELL OUR PRODUCTS TO THIS MARKET AND IN SOME MARKETS WE WILL BE DEPENDENT ON THE EFFORTS OF DISTRIBUTORS TO SELL OUR PRODUCTS.

      We have no experience marketing products to the clinical diagnostic market. If the FDA approves the sale of our HIV OpenGene System to the clinical diagnostic market in the United States, we intend to expand our internal sales force to sell products to these markets in North America and selected other countries. It will take significant time, money and resources to expand our sales force. We cannot be certain that we will develop the marketing capabilities necessary to successfully market and sell our products to the clinical diagnostic market.

      We have granted rights to distribute our GeneKits and OpenGene Systems to distributors in the clinical diagnostic, clinical research, and research markets in over 40 countries outside of the United States and Canada, including
Mexico and certain countries in Central America, South America, Europe, Asia, and Africa. These agreements expire at various times from April 2001 through March 2003, and in many cases, are subject to automatic renewal. Certain of the agreements may also be terminated by either party upon specified notice periods and may require us to make termination payments under certain circumstances. Certain of the agreements also provide for minimum annual purchases for specified periods. Our ability to successfully sell products in countries in which we rely on distribution agreements will depend to a great extent on the efforts of the distributors.

      If we fail to successfully market our products, we will impede our ability to generate significant revenues and become profitable and our business, financial condition and results of operations may be materially harmed.

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

MANUFACTURING PROBLEMS COULD HAMPER OR DELAY OUR ABILITY TO INTRODUCE OUR PRODUCTS TO THE MARKETPLACE.

      We have limited experience in large-scale assembly and manufacturing of our products. Since we started assembling and manufacturing operations in 1996, we have experienced delays, quality control problems and capacity constraints from time to time. Our plant in Pittsburgh, Pennsylvania which manufactures our TRUGENE HIV-1 Genotyping Kit , currently has a limited production capacity. Our new facility in Atlanta, Georgia is in the process of being designed, built and equipped in accordance with our specifications. Construction may take longer than expected, and the planned and actual construction costs of building and qualifying the facility for regulatory compliance may be higher than expected.

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

IF WE ARE UNABLE TO SUCCESSFULLY PROTECT OUR INTELLECTUAL PROPERTY OR OBTAIN CERTAIN LICENSES, OUR COMPETITIVE POSITION WILL BE HARMED.

      Our success will partly depend on our ability to obtain patents and licenses from third parties and protect our trade secrets. We own or jointly own 42 U.S. patents. We own or jointly own an additional 20 U.S. patent applications pending, of which 5 have been allowed. We own 18 foreign patents. We own or jointly own foreign applications presently pending as PCT applications, or as national phase PCT applications, designating intergovernmental agencies and multiple countries including the European Patent Office, Australia, Canada and Japan. We cannot assure you that our patent applications will result in patents being issued in the United States or foreign countries. In addition, the U.S. Patent and Trademark Office may reverse its decision or delay the issuance of patents that have been allowed. We also cannot assure you that any technologies or products that we may develop in the future will be patentable. In addition, competitors may develop products similar to ours that do not conflict with our patents. Others may challenge our patents and, as a result, our patents could be narrowed or invalidated. From time to time, we may be required to obtain licenses from third parties for some of the technology or components used or included in certain of our GeneKits or other products. We cannot be certain that we will be able to obtain these licenses on acceptable terms or at all. In certain instances, if we are unable to obtain a required license, our ability to sell or use certain products may be impaired.

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

OTHERS COULD CLAIM THAT WE INFRINGE ON THEIR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY RESULT IN COSTLY AND TIME CONSUMING LITIGATION.

      Our success will also depend partly on our ability to operate without infringing upon the proprietary rights of others, as well as our ability to prevent others from infringing on our proprietary rights. We may be required at times to take legal action in order to protect our proprietary rights. Also, from time to time, we receive notices from third parties claiming that we may infringe their patent or other proprietary rights. Despite our best efforts, we may be sued for infringing on the patent or other proprietary rights of others. Such litigation is costly, and, even if we prevail, the cost of such litigation could harm us. If we do not prevail, in addition to any damages we might have to pay, we could be required to stop the infringing activity or obtain a license. We cannot be certain that any required license would be available to us on acceptable terms, or at all. In certain instances, if we are unable to obtain a required license, our ability to sell or use certain products may be impaired. In addition, if we fail to obtain a license, or if the terms of a license are burdensome to us, our business, financial condition and results of operations could be materially harmed.

CERTAIN SUPPLIES AND PARTS THAT WE NEED ARE AVAILABLE ONLY FROM LIMITED SOURCES AND OUR BUSINESS WILL SUFFER IF WE CANNOT OBTAIN THESE SPECIALIZED ITEMS USED IN OUR GENEKITS.

      Our GeneKits include dyes, reagents and other chemicals supplied by third parties. We believe that some dyes supplied by Amersham International Public Limited Company under our exclusive worldwide license to use and sell Amersham dyes within our GeneKits, may not be available from other suppliers. However, our customers might be able to purchase some, but not all, of these dyes directly from Amersham. In addition, certain reagents and other chemicals that we use and include in our GeneKits are available only under license from their manufacturers. We cannot be certain that we will be able to renew these licenses upon expiration on favorable terms or at all. While we believe that alternative dyes, chemicals and reagents are available, alternate products may not be as effective as certain of the products that we presently use. If we switched to an alternative dye, chemical or reagent, we may also have to adapt the GeneKit's analysis software and/or our DNA sequencing equipment to the new product, which could take time. If the GeneKit is FDA approved, we may also be required to seek FDA approval for the altered GeneKit if the alternative product were to substantially alter the performance of the GeneKit or if the changes could significantly affect safety or effectiveness. This could cause delays in production and in bringing the changed GeneKit to market.

      We currently purchase acrylamide, an important chemical used in our MicroCel cassettes, from one supplier. This supplier has informed us that it is experiencing financial hardship. Should this supplier go out of business, we will need to find an alternative source of acrylamide. We cannot be certain that we will be able to find a satisfactory alternate supplier. If we are unable to find an alternate reliable supplier, we may elect to manufacture acrylamide in our own facilities. We have no experience in this area and we cannot be certain that we will be able to do so successfully. If we are unable to locate reliable alternate supplies or make acrylamide on our own, our business could be materially and adversely harmed.

      We also use certain custom-designed components supplied by third parties in our DNA sequencers and other equipment. We believe that there are alternate suppliers for these custom-designed parts. However, we will incur costs in switching to alternate suppliers and will likely experience delays in production of the products that use any of these parts until such time as we are able to locate alternate suppliers or parts on acceptable terms.

WE ARE DEPENDENT ON OUR LICENSE FOR THE POLYMERASE CHAIN REACTION TECHNOLOGY WE USE IN OUR GENEKITS AND OUR BUSINESS WOULD SUFFER IF THE LICENSE IS TERMINATED OR NOT RENEWED.

      We license the polymerase chain reaction technology that we use in our GeneKits from Roche Molecular Systems, Inc. and F. Hoffmann-La Roche Ltd. This license is not exclusive, and, therefore, may be granted by the Roche companies to our competitors and others. We are required to pay royalties to the Roche companies for this license. The license is for the life of the patents included within the licensing agreement, which expire at various times commencing July 2004. The license may be terminated by Roche Molecular Systems and F. Hoffmann-La Roche prior to expiration under certain limited circumstances.
The termination of this license would have a material adverse effect on our ability to produce or sell GeneKits. Consequently, we could experience a deterioration of anticipated future sales of our GeneKits and further losses.

WE ARE DEPENDENT ON OUR LICENSE FOR CERTAIN TECHNOLOGY WE USE IN OUR DNA SEQUENCING INSTRUMENTS AND OUR BUSINESS WOULD SUFFER IF THE LICENSE IS TERMINATED.

      We license certain intellectual property owned or exclusively licensed by Applera Corporation, Applied Biosystems Group (formerly known as PE Biosystems), which we refer to in this report as Applera. The license enables us to utilize certain Applera technology to manufacture and sell our DNA sequencing instruments, as well as manufacture and sell clinical sequencing kits to run on DNA sequencing instruments manufactured by us, Applera and certain other third parties. We are required to pay royalties to Applera for this license. The license is for the life of the patents included within the licensing agreement, which expire at various times commencing in 2005. Either party may terminate the agreement under certain other limited circumstances. The termination of this license would have a material adverse effect on our ability to produce or sell our DNA sequencing instruments and GeneKits. Consequently, we could experience a deterioration of anticipated future sales of our GeneKits and further losses.

WE FACE SUBSTANTIAL COMPETITION FROM MANY COMPANIES, AND WE MAY NOT BE ABLE TO EFFECTIVELY COMPETE.

      The biotechnology industry is highly competitive. We compete with entities in the United States and abroad that are engaged in the development and production of products that analyze genetic information. They include:

  o manufacturers of phenotyping assays, including ViroLogic, Inc. and VIRCO;

  o   manufacturers of genotyping test kits , including Applera;

  o purveyors of homebrew genetic tests, which typically have not undergone clinical validation and have not been approved by the FDA or other regulatory agencies, including Laboratory Corporation of America Holdings, Quest Diagnotistics Inc. and Specialty Laboratories, Inc.

  o manufacturers and distributors of DNA probe-based diagnostic systems such as Abbott Laboratories, Chiron Corp., Roche Diagnostics, Gene Probe Inc., Innogenetics NV, Digene Corporation and Johnson & Johnson;

  o manufacturers of alternate technologies used to analyze genetic information, such as chip-based and assay-based technologies, including, Hyseq Inc., Affymetrix Inc., ChemCore Inc., CuraGen Corp., Nanogen, Inc.; and

  o manufacturers and distributors of DNA sequencers such as Applera, Amersham Pharmacia Biotech, Inc., LI-COR, Inc., Hitachi, Ltd. and Molecular and Genetic BioSystems, Inc.;

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

IF WE ARE UNABLE TO MANAGE OUR ANTICIPATED FUTURE GROWTH WE MAY NOT BE ABLE TO IMPLEMENT OUR BUSINESS PLAN.

      If we are successful in increasing sales and expanding our markets, there will be additional demands on our management, marketing, distribution, customer support and other operational and administrative resources and systems. To accommodate future growth, we may add staff and information and other systems. We cannot guarantee that we will be able to do so or that, if we do so, we will be able to effectively integrate them into our existing staff and systems. In addition, our current and future expense levels are based largely on our investment plans and estimates of future revenues and are, to a large extent, fixed. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Therefore, any significant shortfall in revenues as compared to our planned expenditures will materially harm our business, financial condition, and results of operations. If we are unable to manage our growth, we may not be able to implement our business plan and our business, financial condition and results of operations will be materially harmed.

IF WE ARE UNABLE TO EFFECTIVELY INTEGRATE FUTURE ACQUISITIONS OF NEW OR COMPLEMENTARY BUSINESSES, PRODUCTS OR TECHNOLOGY, OUR BUSINESS MAY BE HARMED.

      We have made and in the future may make acquisitions of complementary businesses, products, services or technologies. We have limited experience in integrating newly acquired organizations into our operations. Acquisitions expose us to many risks, including:

  o difficulty in assimilating technologies, products, personnel and operations;

  o   diversion of management's attention from other business concerns;

  o large write-offs and amortization expenses related to goodwill and other intangible assets;

  o   entering markets in which we have no or limited experience; and

  o   incurrence of debt or assumption of other liabilities.

      The occurrence of one or more of these factors could materially harm our business, financial condition and results of operations.

In addition, if we issue additional securities in connection with an acquisition, the ownership interests of our existing security holders will be diluted.

A SIGNIFICANT PORTION OF OUR SALES DURING 2000 HAVE BEEN TO ONE DISTRIBUTOR AND WE MAY CONTINUE IN THE FUTURE TO RELY HEAVILY ON THAT DISTRIBUTOR FOR SALES TO THE RESEARCH AND CLINICAL RESEARCH MARKETS.

      In February 1996, we granted Amersham an exclusive worldwide license to use and sell the Seq4x4(TM) DNA sequencer and related products used and sold with the sequencer, which is designed for the research market. During 2000 approximately 11% of our revenues resulted from sales of sequencers and other products to Amersham. Our agreement with Amersham expires in February 2002, and is automatically renewed each year, unless either party notifies the other at least six months in advance of renewal that it wishes to terminate the agreement. We cannot be certain that Amersham will be successful in selling these products. In addition, we cannot be certain that the agreement will not be terminated before expiration or that, upon expiration, it will be renewed on favorable terms or at all.

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

OUR INTERNATIONAL OPERATIONS MAY BE ADVERSELY AFFECTED BY RISKS ASSOCIATED WITH INTERNATIONAL BUSINESS.

      We sell our products in many countries and operate offices in North America and Europe. Therefore, we are subject to certain risks that are inherent in an international business. These include:

  o varying regulatory restrictions on sales of our products to certain markets and unexpected changes in regulatory requirements;

  o   tariffs, customs, duties and other trade barriers;

  o difficulties in managing foreign operations and foreign distribution partners;

  o   longer payment cycles and problems in collecting accounts receivable;

  o   fluctuations in currency exchange rates;

  o   political risks;

  o foreign exchange controls that may restrict or prohibit repatriation of funds;

  o varying laws relating to, among other things, employment and employment termination;

  o export and import restrictions or prohibitions, and delays from customs brokers or government agencies;

  o   seasonal reductions in business activity in certain parts of the world;
      and

  o   potentially adverse tax consequences.

      Depending on the countries involved, any or all of the foregoing factors could materially harm our business, financial condition and results of operations.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE AND WE CANNOT BE CERTAIN THAT WE WILL BE ABLE TO RAISE CAPITAL WHEN NECESSARY ON ACCEPTABLE TERMS.

      At this time, our sales are not sufficient to meet our anticipated financing requirements. Based on our current plans and assuming that we receive FDA approval for our HIV OpenGene System during 2001, we believe that current cash balances and anticipated funds from operations will be sufficient to enable us to meet our operating needs for the next 24 months. In addition, the actual amount of funds that we will need during the next 24 months will be determined by many factors, some of which are beyond our control. These factors include:

  o   the length of time it takes the FDA to complete its review;

  o the cost and length of time required to complete any additional clinical trials which may be required for FDA approval to sell our HIV OpenGene System to the clinical diagnostic market;

  o   our success in introducing new products during the period;

  o our success in selling our products in the clinical research market during this period;

  o our incurring significant fixed overhead and other expenses prior to increasing our revenues; and

  o the costs of acquiring and integrating any new business or technologies during the period.

      We may need to obtain additional funds sooner or in greater amounts than we currently anticipate and we may need to obtain additional funds at the end of this 24 month period. If we do not obtain FDA approval for our HIV OpenGene System during 2001 we will need to obtain additional funding within 18 to 24 months, unless we significantly curtail our operations. If we need to obtain funds, potential sources of financing include strategic relationships, public or private sales of our shares or debt or other arrangements. Because of our potential long-term capital requirements, we may seek to access the public or private equity markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time. We do not have any committed sources of financing at this time and it is uncertain whether additional funding will be available when we need it on terms that will be acceptable to us or at all. If we raise funds by selling additional common shares or other securities convertible into common shares, the ownership interest of our existing shareholders will be diluted. If we are not able to obtain financing when needed, we would be unable to carry out our business plan, we would have to significantly limit our operations and our business, financial condition and results of operations would be materially harmed.

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

OUR U.S. INVESTORS COULD SUFFER ADVERSE TAX CONSEQUENCES IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY.

      Although we do not believe that we were a passive foreign investment company (or PFIC) for United States federal income tax purposes during 2000 there can be no assurance that we will not be treated as a PFIC in 2001 or thereafter. We would be a PFIC if 75% or more of our gross income in a taxable year is passive income. We also would be a PFIC if at least 50% of the value of our assets averaged over the taxable year produce, or are held for the production of, passive income. For these purposes, the value of our assets is calculated based on our market capitalization. Passive income includes, among other items, interest, dividends, royalties, rents and annuities.

      For the 2000 taxable year approximately 12% of our assets averaged over the taxable year produced, or were held for the production of, passive income, and approximately 26% of our gross income was passive income.

      If we become a PFIC, many of our U.S. shareholders will, in absence of certain elections as discussed below, be subject to the following adverse tax consequences:

  o They will be taxed at the highest ordinary income tax rates in effect during their holding period on certain distributions on our common shares, and gain from the sale or other disposition of our common shares;

  o They will be required to pay interest on taxes allocable to prior periods; and

  o The tax basis of our common shares will not be increased to fair market value at the date of their deaths.

      If we become a PFIC, our U.S. shareholders could avoid these tax consequences by making a qualified electing fund election or a mark-to-market election. These elections would need to be in effect for all taxable years during which we were a PFIC and during which our U.S. shareholders held our common shares. A U.S. shareholder who makes a qualified electing fund election, will be taxed currently on our ordinary income and net capital gain (unless a deferral election is in effect). A U.S. shareholder who makes a mark-to-market election, will include as ordinary income each year an amount equal to the excess of the fair market value of our common shares over the adjusted tax basis as of the close of each year (with certain adjustments for prior years).

      If we become a PFIC, our U.S. shareholders will generally be unable to exchange our common shares for shares of an acquiring corporation on a tax-deferred basis under the reorganization rules of the Internal Revenue Code, and the benefits of many other nonrecognition provisions of the Internal Revenue Code will not apply to transfers of our common shares. In addition, if we become a PFIC, pledges of our common shares will be treated as sales for U.S. federal income tax purposes. Our U.S. shareholders should note that state and local taxes may also apply if amounts are included in U.S. federal taxable income under the PFIC rules of the Internal Revenue Code. The PFIC rules are very complex. Our U.S. shareholders are strongly encouraged to consult with their tax advisors concerning all of the tax consequences of investing in our common shares and the possible benefits of making a tax election given their circumstances. Additionally, our U.S. shareholders should review "Item 10. Additional Information - Taxation- U.S. Federal Income Tax Considerations-Tax Status of the Company-PASSIVE FOREIGN INVESTMENTS COMPANIES" for a more detailed description of the PFIC rules and how they may affect their ownership of our common shares.

OUR AMENDED ARTICLES OF INCORPORATION AND BY-LAWS CONTAIN CERTAIN PROVISIONS THAT MAKE IT DIFFICULT FOR A THIRD-PARTY TO ACQUIRE OUR COMPANY EVEN IF DOING SO WOULD BE BENEFICIAL TO OUR SHAREHOLDERS AND, THEREFORE, OUR SHAREHOLDERS MAY NOT BE ABLE TO MAXIMIZE THE RETURN ON THEIR INVESTMENT.

      Our authorized capital consists of an unlimited number of preferred shares. The Board of Directors, without any further vote by the common shareholders, has the authority to issue preferred shares and to determine the price, preferences, rights and restrictions, including voting and dividend rights, of these shares. The rights of the holders of common shares are subject to the rights of holders of any preferred shares that the Board of Directors may issue in the future. That means, for example, that we can issue preferred shares with more voting rights, higher dividend payments or more favorable rights upon dissolution, than the common shares. If we issued certain types of preferred shares in the future, it may also be more difficult for a third-party to acquire a majority of our outstanding voting shares.

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

      In July 1999, we issued 33,948 Series A preferred shares and as of February 28, 2001, 26,153 remained outstanding. Our Series A preferred shares entitle the holders to certain preferences over our common shares, including the following:

  o we may not issue any securities that rank senior to, or in parity with, the Series A preferred shares without obtaining the approval of the holders of a majority of the Series A preferred shares;

  o we may not issue dividends to holders of common shares until all accrued and unpaid dividends on the Series A preferred shares are paid in full; and

  o if we liquidate or wind-up our company or if we sell our company or in certain other circumstances, holders of Series A preferred shares are entitled to receive an amount equal to $1,000 per Series A preferred share, or approximately $26.0 million in the aggregate, plus accrued and unpaid dividends, before holders of common shares would be entitled to receive any distribution.

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

FUTURE SALES BY EXISTING SHAREHOLDERS MAY LOWER THE PRICE OF OUR COMMON SHARES WHICH COULD RESULT IN LOSSES TO OUR SHAREHOLDERS.

      As of February 28, 2001, we had outstanding 19,017,035 voting shares, including 2,737,298 shares issuable upon conversion of our Series A preferred shares. All of these shares (including the common shares to be issued upon conversion of the Series A preferred shares) are eligible for sale under Rule 144, pursuant to currently effective registration statements, or are otherwise freely tradable. In addition:

  o Our officers and directors own options to acquire an additional 962,362 shares. The shares to be issued upon exercise of these options have been registered and may be freely sold when issued. Our officers and directors also own 110,622 shares that may be sold subject to volume restrictions imposed by Rule 144.

  o Our employees and consultants who are not deemed affiliates hold options to buy a total of 890,233 shares. The shares to be issued upon exercise of these options have been registered and may be freely sold when issued.

  o We may issue options to purchase up to an additional 604,146 shares under our share option plans. The shares to be issued upon exercise of these options have been registered and may be freely sold when issued.

      Sales of substantial amounts of common shares into the public market could lower the market price of our common shares.

      In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who has owned shares for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the number of our common shares then outstanding (which equals approximately 162,797 common shares as of February 28, 2001 or (ii) the average weekly trading volume of our common shares during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about our company. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has owned the shares proposed to be sold for at least two years, is entitled to sell his shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

ITEM 4.  INFORMATION ON THE COMPANY.

OVERVIEW

      We develop, manufacture and sell integrated DNA sequencing systems that analyze genetic information to improve the treatment of selected diseases. Our strategy is to become a leader in the emerging field of pharmacogenomics. Pharmacogenomics is the science of individualizing therapy based on genetic differences across patients. Our genotyping technology, which employs DNA sequencing, enables the analysis in the clinical diagnostic laboratory of individual genetic variations. DNA sequencing is generally considered the most thorough and accurate method for genotyping diseases. We believe that individualizing therapy through pharmacogenomics will improve the treatment of many diseases, such as those caused by Human Immunodeficiency Virus, or HIV, hepatitis B, hepatitis C, tuberculosis and eventually some cancers.

      Our OpenGene System consists of automated DNA sequencers, disposable gel cassettes, related equipment and software and disease-specific GeneKits. Our GeneKits contain the necessary chemicals, reagents, third-party licenses and other consumables and materials required for sequencing specific disease-associated genes. We have developed GeneKits for HIV, hepatitis B and hepatitis C. We are developing a GeneKit for tuberculosis, the next generation of our TRUGENE HIV-1 Genotyping Kit, and GeneKits for other species of HIV not tested for in our TRUGENE HIV-1 Genotyping Kit. We began selling our DNA sequencers and related equipment and consumables to the research and clinical research markets in the third quarter of 1996 and began selling GeneKits into the same markets in the third quarter of 1997.

      The first clinical diagnostic application we are targeting is HIV. We have developed our TRUGENE HIV-1 Genotyping Kit to enable clinicians to genotype the major HIV species infecting patients in order to improve the management of patient treatment. HIV is a highly variable virus with high rates of mutations, which may lead to drug resistance. One of the central challenges in maintaining HIV patients on long-term drug therapy is to adjust each patient's medication as drug-resistant strains of the virus emerge.

      Several clinical trials, including one that we conducted, have shown that patients whose drug therapy is managed using HIV genotyping had greater reductions in viral load than HIV patients who were not genotyped. In June 1999, we completed a European trial, which is called VIRADAPT, which showed, among other things, that after six months patients who received standard of care treatment and underwent periodic genotyping had a mean decrease in viral load of approximately 93% as compared to a mean decrease in viral load of approximately 79% in the non-genotyping group. In addition, after six months, 32% of the patients in the genotyping group had undetectable viral loads as compared to 14% of patients in the non-genotyping group. These differences were found to be statistically significant.

      Three other trials conducted by others also have demonstrated the benefits of drug resistance genotyping over standard of care treatment.

  o A trial called GART, was funded by the National Institutes of Health, or NIH, and was completed in the United States in December 1998. It showed that, at the end of 8 weeks, patients who received standard of care treatment and underwent periodic genotyping had a mean decrease in viral load of approximately 93%, as compared to 76% to patients in the non-genotyping group. This difference was found to be statistically significant.

  o A trial called NARVAL was conducted during 1999 and 2000 by l'Agence Nationale de Recherche sur le SIDA. The study showed that, after six months, 36% of the patients who received genotyping resistance testing using our HIV OpenGene System achieved viral suppression (meaning a viral load of less than 200 copies per ml) as compared to 27% of the patients in the standard of care group and 26% of those patients who received resistance testing using phenotyping tests. These differences were found to be statistically significant.

  o A trial called HAVANA was conducted during 1999 and 2000 in Europe by a consortium of medical centers known as the HAVANA study group. The study showed that, after six months, patients who received genotyping using our HIV OpenGene System, had a 50% greater reduction in their viral load than those who received standard of care treatment without genotyping. This difference was found to be statistically significant.

      In June 1999, we also initiated a trial called SEARCH to test the clinical utility of our HIV OpenGene System in genotyping HIV infected patients. Based on the results from the VIRADAPT and GART clinical trials, the FDA has advised us that we are not required to complete the SEARCH trial and has also indicated that we will not be required to demonstrate further the clinical utility of our HIV OpenGene System in the treatment of HIV infected individuals.

      On September 5, 2000, we submitted our application to the FDA for approval to sell our HIV OpenGene System to the clinical diagnostic market. In December 2000, we received comments from the FDA regarding our application, to which we responded in January 2001. As of the date of this Annual Report, the FDA has not yet completed its review of our application.

      In December 2000, we received approval from French regulatory authorities to market our HIV OpenGene System to the clinical diagnostic market in France, and in February 2001, we received approval from Argentine regulatory authorities to market our HIV OpenGene System to the Chnical diagnostic market in Argentina.

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

      DNA PROBES. A DNA probe is a single-stranded piece of DNA made to be complementary to the unique base sequence of the target gene. The DNA probe operates on the principle that single strands of DNA seek out complementary strands to form a chemical bond. The DNA probe is placed into prepared samples which may include the target gene. If the target gene is present, the probe will bind to the target, indicating its presence.

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

      DNA SEQUENCING. DNA sequencing identifies all the chemical bases of the DNA strand to be examined, one-by-one, readily detecting variations or new mutations within the DNA sequence. Unlike DNA probes, sequencing reads long segments of DNA and can therefore detect new mutations, multiple mutations and insertions and deletions of DNA within a sequence. DNA sequencing is also less sensitive than probes to surrounding variations in the sequence being examined. As a result, sequencing is generally considered the most thorough and accurate method for genotyping diseases, such as cancer, and certain viruses, including HIV, which have high rates of mutation or numerous strains. DNA sequencing is also used to assess predisposition to many diseases and for tissue typing.

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

DNA SEQUENCING MARKETS

      DNA sequencing is an important tool for the clinical diagnostic, clinical research and research markets.

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

LIMITATIONS OF EXISTING DNA SEQUENCING PRODUCTS

      Historically, automated DNA sequencers and related products used for genotyping have been developed primarily to meet the needs of the research and clinical research markets. We are not aware of any FDA approved DNA sequencing tests for the clinical diagnostic market. Existing DNA sequencing products typically do not address the needs of the clinical diagnostic market due to one or more of the following:

  o they cannot sequence DNA strands quickly enough to satisfy diagnostic turnaround times;

  o they are designed to sequence long DNA segments and therefore may not be efficient for sequencing shorter DNA segments typical in clinical diagnostic testing;

  o   they are expensive;

  o   they are too large for most clinical laboratories;

  o they use gels usually prepared manually in a process that is time consuming and may result in exposure of laboratory technicians to dangerous chemicals; and

  o they use homebrew tests, reagents, chemicals and protocols that are not typically subject to the standardized procedures or quality control processes necessary for reliable results.

OUR SOLUTION

      Our OpenGene System consists of automated DNA sequencers, disposable gel cassettes, related equipment and software and disease-specific GeneKits. Our OpenGene System has been designed expressly to meet the needs of the clinical diagnostic market. We believe that our integrated OpenGene System provides a cost effective and efficient clinical diagnostic solution that will make DNA sequencing a viable diagnostic tool for the management of selected diseases and medical conditions because:

  o it reads DNA strands faster than existing sequencers designed for the research market;

  o it is designed to efficiently read and analyze the shorter DNA strands typically used for clinical diagnosis;

  o it is significantly less expensive than comparable sequencers designed for the research market;

  o   it is small and lightweight;

  o   it utilizes easy to use disposable gel cassettes;

  o it includes our proprietary software package designed for DNA analysis and patient data management;

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

OUR BUSINESS STRATEGY

      Our objective is to be a leader in the emerging field of pharmacogenomics. Our goal is to enable clinicians to use genetic information to monitor and customize treatment of diseases, initially for HIV and later for other diseases. Key elements of our business strategy are to:

      o PROVIDE AN INTEGRATED GENOTYPING SOLUTION FOR THE CLINICAL DIAGNOSTIC MARKET. We intend to meet the needs of the clinical diagnostic market by providing an efficient, inexpensive, easy-to-use genotyping solution. Our integrated OpenGene System, which we believe incorporates these features, includes automated DNA sequencers, disposable gel cassettes, related equipment and software, and disease-specific GeneKits. We designed this system for the clinical diagnostic market.

      o TARGET THE HIV GENOTYPING MARKET. We are focusing initially on the HIV market because there is clinical evidence to suggest that genotyping may be effective in managing the treatment of diseases associated with HIV. By identifying mutations in HIV through genotyping and consistently countering these mutations with appropriate drug therapy, we believe drug treatment can be administered and monitored more effectively. We are in the process of seeking approval from the FDA to sell our HIV OpenGene System for clinical diagnostic use in the United States. We have already received regulatory approval to sell our HIV OpenGene System for clinical diagnostic use in France and Argentina, and we intend to seek approval from regulatory authorities in other countries.

      o LEVERAGE OUR OPENGENE SYSTEM FOR ADDITIONAL APPLICATIONS. We are developing other disease-specific GeneKits that we believe have the potential to eliminate or reduce more time consuming and/or expensive tests and that may enable clinicians to better monitor and manage patient treatment. In addition to our HIV GeneKit, we have developed GeneKits for hepatitis B and hepatitis C, and are developing GeneKits for tuberculosis, the next generation of our TRUGENE HIV-1 Genotyping Kit and GeneKits for other species of HIV not tested for in our TRUGENE HIV-1 Genotyping Kit.

      o OFFER A WIDE RANGE OF TESTING AND SEQUENCING SERVICES. We maintain an accredited reference testing laboratory that provides genotyping and other testing services for HIV, hepatitis B, hepatitis C, other infectious diseases and various genes associated with cancer. We believe that the data which we obtain in providing these services will also assist us in our efforts to develop new GeneKits and other technologies.

      o PROVIDE SOPHISTICATED SOFTWARE FOR THE CLINICAL RESEARCH AND DIAGNOSTIC MARKETS. Our GeneObjects Software operates our OpenGene System, analyzes the results, and prints out a report that shows the drugs to which a patient has become resistant. This software was designed to meet the needs of clinical research and clinical diagnostic markets. We also have developed an enhanced version of this software, called TRUGENE Software, which is specifically targeted to the clinical diagnostic market and simplifies the work flow and report generation for disease specific applications.

      o TAILOR OUR MARKETING EFFORTS TO LOCAL MARKETS. We have established and are expanding our sales and marketing force in the United States, Canada, selected European countries and in other areas where we believe that the size of the market and our familiarity with regulatory and other local conditions justify the development of our own sales force. In selected geographic and product markets where we believe that regulatory and other market factors make it more prudent to rely on a third-party local sales and marketing effort, we seek to enter into distribution and marketing arrangements with leading distributors.

      o MAINTAIN OUR TECHNOLOGICAL LEADERSHIP IN GENOTYPING. We plan to continue to invest significant resources in research and development so that we may continue to provide customers with advanced genotyping technologies and products. Where we believe it is cost effective or otherwise appropriate, we will continue to license and acquire technologies and products to include in our OpenGene System and GeneKits. We will also seek to continue to collaborate with hospitals, academic institutions, pharmaceutical companies and life science companies to develop additional GeneKits and other products.

OUR INTEGRATED OPENGENE SYSTEM

      Our integrated OpenGene System includes the following components:

      SEQUENCING SYSTEMS Sequencing systems consist of automated DNA sequencers and related equipment.

      SOFTWARE SYSTEMS. Software systems consist of our proprietary GeneObjects and TRUGENE Software DNA analysis and data management software.

      GENEKITS AND OTHER CONSUMABLES. GeneKits consist of various reagents, enzymes, primers and other chemicals, and other consumables consist of disposable gel cassettes, acrylamide and other materials.

SEQUENCING SYSTEMS

      LONG-READ TOWER AUTOMATED DNA SEQUENCER. The Long-Read Tower is a two-dye automated sequencer that can read 400 bases in approximately 40 minutes with high accuracy, suitable for clinical diagnostic applications, and can also read longer DNA sequences used in some research applications. Using our proprietary Long-Read MicroCel cassettes, the Long-Read Tower can read 700 bases in under 3 hours with high accuracy. The Long-Read Tower can read 16 lanes and test up to 8 patient samples per gel cassette, and can be networked with other Long-Read Towers or Clippers so that multiple units can run from a single workstation, thereby allowing for a significantly greater number of patient samples to be tested simultaneously. The Long-Read Tower is small (47cm x 39cm x 26cm) and lightweight relative to competitive instruments, and sells at retail prices significantly below comparable automated DNA sequencers. The Long-Read Tower can be connected to almost any computer network, has no moving parts and consumes only 300 watts of power.

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

      SEQ4X4. The Seq4x4 automated DNA sequencer is marketed by Amersham as the Amersham Pharmacia Biotech Seq4x4(TM) built to Amersham's specifications to work with Amersham's one color Cy 5.5 terminator chemistry and ThermoSequenase(TM) Kits. The Seq4x4 is a less expensive version of the Clipper that includes many of the features of the Clipper; however, it is a 16 lane one-dye sequencer, and cannot be networked with other sequencers. The Seq4x4 is sold to the research market where it can be used to complement or replace significantly slower manual DNA sequencing methods and to complement currently available, more expensive automated DNA sequencers.

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

      TRUGENE. TRUGENE Software, an enhanced version of our GeneObjects software, is a software system we have developed for genotypic analysis of large quantities of patient samples in a clinical diagnostic setting. The first application is for HIV. The software aligns and reads a DNA sequence and further interprets detected mutations that are associated with drug resistance.

GENEKITS AND OTHER CONSUMABLES

      GENEKITS. We sell to the research and clinical research markets a series of GeneKits which assist in identifying disease-associated genetic mutations and gene sequences. Our TRUGENE HIV-1 Genotyping Kit and other GeneKits are described in the section of this annual report entitled "-Applications For Our OpenGene System."

      GENEKIT TECHNOLOGIES. We developed and are developing GeneKits with features designed to make our GeneKits suitable for the clinical diagnostic market. We use certain technologies proprietary to us, and other technologies licensed to us, to ensure that our GeneKits will meet the needs of this market. These technologies include our stratified matrix testing method, CLIP and CAS technology, polymerase chain reaction technology, or PCR, Uracil-DNA-glycosylase, or UDG, technology, fluorescent DNA sequencing technology, and an extraction technology referred to as Boom technology. We have U.S. patents covering our stratified matrix testing method and CLIP technology. We license the PCR technology from Roche Molecular Systems, Inc. and F. Hoffmann-La Roche Ltd., the UDG technology from Invitrogen Corporation, the fluorescent DNA sequencing technology from Applera Corporation, the CAS technology from Genassiance Pharmaceuticals, Inc. and the Boom technology from Organon Teknika.

      Our proprietary CLIP technology enables DNA samples to be prepared in a single test-tube, single-step process that replaces the multiple individual steps currently required to prepare a sample for DNA sequencing. This technology saves time and reduces the cost of DNA sequence-based diagnostic testing, which is important to the clinical diagnostic market. Our CLIP technology is also more sensitive than traditional techniques, which is especially useful for managing viral diseases because it permits the genotyping of patients with very low viral loads that other methods cannot detect. As a result, using CLIP, HIV patients with low viral loads can be genotyped and treated at the earliest indication of drug resistance. Our exclusive license from Genassiance Pharmaceuticals permits us to use CAS technology solely for diagnostic applications. CAS technology performs similar functions to CLIP technology, using different enzyme chemistry on DNA.

      PCR is a powerful laboratory technique that can detect, copy and amplify specific DNA sequences. Amplifying the DNA is an essential part of DNA sequencing because it allows the technician to start with minute amounts of DNA and finish with at least a million-fold increase in the number of DNA molecules, ensuring that a sufficient amount of DNA is available to obtain the sequence. UDG is a method of incorporating deoxyuracil into a PCR product to control PCR carry-over contamination. We are not currently using UDG in our products.

      The fluorescent DNA sequencing technology licensed from Applera relates to methods and machines for automated sequencing of DNA. The technology enables the DNA fragments to be labeled with a fluorescent dye, so that the fragments can be detected when they are separated by electrophoresis.

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

      MICROCEL CASSETTE. The MicroCel cassette is a disposable, polyacrylamide electrophoretic gel cassette which acts as the detection medium for the Long-Read Tower, Clipper and the Seq4x4. The gel is injected into the cassette. After the cassette is cured, it is placed into the sequencer for DNA sequencing and other tests. The cassette is comprised of two small glass plates, has a 50 micron gap and can be filled with acrylamide and cured in three minutes through a semi-automated process which uses our Gel Toaster and SureFill products. Competitive sequencers typically use significantly thicker (200-500 micron gap) gel systems which are assembled manually by technicians and must be disassembled and cleaned after use. We manufacture the MicroCel cassette in three sizes for use with our different DNA sequencers.

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

      We operate an accredited reference testing laboratory in Atlanta, Georgia, that specializes in high resolution genotyping of HIV and other viruses associated with secondary opportunistic infections of patients with AIDS. This facility also provides high resolution DNA sequencing of hepatitis B, cytomegalovirus and other viruses that commonly infect AIDS patients.

      We also maintain a library of cultures of HIV strains with known drug resistant mutations and a patient database on viral drug resistance and high resolution DNA sequencing data. This data may be used to screen new drugs for possible viral resistance and to identify patterns of cross resistance to new drugs as well as for the development of new AIDS treatment strategies.

APPLICATIONS FOR OUR OPENGENE SYSTEM

HIV

      Our HIV OpenGene System will enable physicians to genotype the major HIV species infecting patients and to diagnose and treat HIV based upon the mutations present in the virus. Our TRUGENE HIV-1 Genotyping Kit contains all of the reagents, chemicals, third-party licenses and other materials required to sequence the DNA from the protease and reverse transcriptase regions of the virus, which are known to develop mutations that make the virus resistant to drugs. We initiated the sale of our TRUGENE HIV-1 Genotyping Kit, for use in the clinical research market in the fourth quarter of 1998. We have a patent application pending in the United States and in some foreign countries covering various aspects of our TRUGENE HIV-1 Genotyping Kit.

      HIV OVERVIEW. HIV is a virus that attacks the cells in the human immune system. Without effective treatment, HIV significantly weakens the immune system, which results in opportunistic infections, neurological dysfunctions, malignant tumors and eventually death. HIV infected patients may develop Acquired Immune Deficiency Syndrome, or AIDS, which is a syndrome of infections, diseases and medical conditions resulting from a weakened immune system. Since the early 1980's, when the HIV epidemic was first identified, it is estimated that more than 21 million people worldwide have died as a result of complications from AIDS. Approximately 900,000 people in North America, 550,000 in Europe and Central Asia and a total of 36 million people worldwide are infected with HIV. In 2000 alone, there were approximately 5.3 million new HIV infections, including 45,000 in North America and 2.8 million in Europe and Central Asia, and 3 million deaths as a result of complications from AIDS.

      HIV is a highly variable virus with a high rate of mutations. Because of HIV's high mutation rate, drugs used to treat the virus, while generally effective for a period of time, often result in the survival of a virus with mutations that confer resistance to those drugs. Today, there are more than 140 known HIV mutations associated with drug resistance.

      Currently, there are 15 FDA approved anti-HIV drugs. These drugs specifically target the protease and reverse transcriptase enzymes to interfere with and reduce HIV replication. Mutations in the genetic information of the virus that codes for these two enzymes can result in the development of drug resistance. Current drug therapy usually relies on the use of drug cocktails of two or more antiviral drugs, targeting different stages of the HIV life cycle. A number of studies have shown that drugs given in various combinations reduce the viral load in most patients and can significantly improve these patients' overall health. Viral load is a generally used measurement of the concentration of virus in a patient's blood. HIV patients fail drug therapy in many cases either because the virus mutates and develops resistance to drugs, or because the side effects of drugs or the strict dosing regimens are intolerable, leading patients to skip doses or discontinue using the drugs.

      One of the central challenges in maintaining HIV patients on long-term drug therapy is to adjust each patient's medication as drug-resistant strains of the virus emerge. Because they rely only on viral load, current disease management methods usually provide a warning that the drugs are no longer working only after the drug-resistant virus has asserted itself and viral load has increased. These methods usually do not tell clinicians which drugs are failing due to emerging resistance or to which drugs the patient should be switched. As a result, there is a need to provide doctors and clinicians with information about HIV drug resistance to enable better management of HIV drug therapy.

      GENOTYPING AND HIV. Genotyping HIV enables clinicians to identify mutations in the genetic material in the virus. Several clinical trials, one of which we conducted, suggest that by sequencing the patient's HIV, clinicians may be able to detect early in the process that a resistant mutant has emerged and make appropriate changes in medication to manage viral load. Sustaining a low viral load is believed to be a key factor in prolonging the life of an HIV patient. Achieving and maintaining low viral loads may also significantly reduce medical costs because patients with low or undetectable viral loads have fewer opportunistic infections and other symptoms and, therefore, require fewer and shorter hospital stays and fewer other medical services.

      To test the clinical usefulness of genotyping HIV to manage a patient's drug therapy, the Community Programs for Clinical Research on AIDS, in conjunction with several universities and funded by the NIH, conducted a 16-week prospective trial in the United States of 153 HIV positive patients. This trial, completed in December 1998, is known as GART, which stands for Genotypic Antiretroviral Resistance Testing. To be eligible, each patient had to have a minimum viral load of 10,000 copies per milliliter. The patients were randomly split into two groups. One group received accepted standard of care treatment, but did not undergo HIV genotyping. The other group received accepted standard of care treatment plus HIV genotyping. Physicians of patients in the genotyping group were able, at their discretion, to adjust medication in response to the genotyping results. The study results showed that the patients treated in the genotyping group had a mean decrease in viral load of approximately 93% at the end of eight weeks, compared to an approximately 76% decrease in patients in the non-genotyping group. This difference was found to be statistically significant.

      In 1999 and 2000, l'Agence Nationale de Recherche sur le SIDA conducted a study in France, known as NARVAL, to look at the value of drug resistance testing in HIV treatment and patient management. The study included a total of 541 patients enrolled into 3 groups: standard of care, phenotyping and genotyping. Patients in the study consisted of heavily pre-treated patients who had received a median of seven prior drugs and had an average viral load of 4.3 log copies per milliliter and an average CD4+ count (a commonly used measurement of the presence of the HIV virus) of 300 cells per microliter. The standard of care group was treated without any resistance test information provided to the physician. In the other two groups, resistance testing was performed either by genotyping or phenotyping and the results were used to assist the physician in the choice of treatment. Our TRUGENE HIV-1 Genotyping Kit was used in the genotyping group. After six months, 36% of the patients in the genotyping group achieved viral suppression, meaning a viral load of less than 200 copies per milliliter, as compared to 27% of the patients in the standard of care group and 26% of the patients in the phenotyping group. These differences were found to be statistically significant.

      During 1999 and 2000, a consortium of European medical centers conducted another study to examine the benefits of genotypic testing. The study, known as HAVANA, was a six month, randomized, prospective, multi-center study conducted in Europe. In the HAVANA study, 274 HIV-positive patients on antiretroviral therapy for more than six months with viral loads of greater than 1,000 copies per milliliter and a mean CD4+ count of 388 cells per microliter, were randomized to receive genotyping or no genotyping, and were randomized again to receive expert advice or no expert advice from an experienced committee of clinicians and virologists. The study showed that, after six months, patients who received genotyping, regardless of expert advice, had a 50% greater reduction in their viral load than those patients in the standard of care group. Further, 15% more patients in the genotyping group than in the standard of care group, achieved viral loads of less than 400 copies per milliliter. These differences were found to be statistically significant. All viral resistance tests were performed using our TRUGENE HIV-1 Genotyping Kit.

      OUR CLINICAL TRIALS. In December 1998, the FDA allowed us to initiate human clinical trials of our HIV OpenGene System under our Investigational Device Exemption, or IDE, application. In June 1999, we completed a clinical trial in Europe called VIRADAPT, which demonstrated that patients who received standard of care treatment and whose drug treatments were selected using periodic genotyping had lower viral loads than patients who received standard of care treatment but whose drug treatments were selected without the use of genotyping. This trial was not part of our IDE, but results from this trial were submitted to support our market approval application. In June 1999, we initiated a trial under our IDE called SEARCH to test the clinical utility of our HIV OpenGene System in genotyping HIV infected patients. Based on positive clinical trial results to date, the FDA has advised us that we are not required to complete the SEARCH trial. We began our proficiency trials, under our IDE, in the third quarter of 1999 and completed them in July 2000. In January 2000, we also began a large-scale trial called Vigilance II which is an open label, cost recovery HIV genotyping study conducted under our IDE.

      The following is a summary of each of these trials:

      o VIRADAPT. In March 1997, prior to our IDE allowance, we sponsored a prospective trial in Europe called VIRADAPT to determine the usefulness of genotyping in managing the treatment of HIV infected patients. The VIRADAPT trial involved 108 HIV infected patients and was scheduled to last 12 months. To be eligible, each patient had to have a minimum viral load of 10,000 copies per milliliter. The patients were randomly split into two groups. The control group received standard of care treatment, but did not undergo periodic genotyping. The genotyping group received standard of care treatment and underwent periodic genotyping allowing the physicians, at their discretion, to adjust medication in response to the genotyping results. Genotypes were done using either homebrew DNA testing methods or an early version of our TRUGENE HIV-1 Genotyping Kit. At the end of six months, interim results showed that patients treated in the genotyping group of the study had a mean decrease in their viral loads of approximately 93% (32% of patients in the genotyping group had undetectable viral loads), as compared to an approximately 79% decrease in viral loads in the non-genotyping group (14% of patients in the non-genotyping group had undetectable viral loads). This difference was found to be statistically significant. In January 1999, on the recommendation of the data safety management committee for the VIRADAPT trial, the control group was stopped on ethical grounds. The committee decision was based in part on the interim results of the VIRADAPT trial and in part on the release of the results of the GART trial in December 1998, which showed decreases in viral loads for the genotyping patients consistent with the VIRADAPT trial. As a result, beginning in January 1999, all patients received standard of care treatment and underwent periodic genotyping. At the end of 12 months, results showed that 28% of patients in the original genotyping arm had undetectable viral loads. The mean viral loads for this group were maintained at substantially the same level that existed after six months. The data also showed that of those patients who were switched from standard of care treatment only to standard of care treatment and genotyping, 26% had undetectable viral loans as compared to 14% of patients in this group at the end of six months before the treatment was switched. This difference was found to be statistically significant. We have reanalyzed the samples collected in the GART and the VIRADAPT trials using our HIV OpenGene System and have included those results in support of our market approval application to the FDA.

      o SEARCH. The SEARCH trial was intended to test whether patients whose doctors rely on genotyping using our HIV OpenGene System would experience greater reductions in viral load than those patients whose doctors rely only on standard of care treatment. This trial was intended to demonstrate the clinical utility of our system. We began the SEARCH trial in June 1999 and terminated it in December 2000. To be eligible, each patient must have had a minimum viral load of 1,000 copies per milliliter. Like GART and VIRADAPT, the patients were randomly split into two groups. The control group received standard of care treatment without genotyping, and the genotyping arm received standard of care treatment plus genotyping. In November 1999, the FDA advised us that we are not required to complete the SEARCH trial. The FDA has indicated that it will not require us to demonstrate further the clinical utility of our HIV OpenGene System in the treatment of HIV infected individuals. Based on the FDA's position, we continued to provide genotyping to all 128 patients enrolled in the SEARCH trial up to that time.

      o PROFICIENCY TRIAL. The proficiency trial was intended to demonstrate the reliability and performance characteristics of our TRUGENE HIV-1 Genotyping Kit and OpenGene System, which is required by the FDA. As part of the test, we genotyped approximately 500 plasma samples, using our HIV OpenGene System at our subsidiary, Applied Sciences, and at six other U.S. sites with certified technicians. To demonstrate the reproducibility of results produced using our TRUGENE HIV-1 Genotyping Kit, samples from the same patients were tested at multiple sites. Multiple technicians tested the same samples and multiple batches of our TRUGENE HIV-1 Genotyping Kit were used to test the same samples. In addition, various interfering drugs or chemical agents were introduced to a series of samples to test the effect of those drugs and agents on the results produced with our GeneKits. We began this trial in the third quarter of 1999 and completed it in July 2000.

      o VIGILANCE II. Vigilance II is a prospective, open label trial. We began this trial in January 2000. Testing is being performed at approximately 20 sites throughout the United States. All patients enrolled in the study undergo HIV genotyping and the genotyping results are provided to their physicians. Doctors who choose not to change drug treatment based on the genotyping results are required to so inform us, and results on these patients are separately recorded. We plan to use the data collected in Vigilance II in two ways. First, we hope to compile data showing the prevalence of certain mutations in patients from different areas of the country. We believe that this data may be useful in directing doctors in a particular region to use certain drugs because of the prevalence of certain mutations identified in that region. Second, we intend to create a database of the clinical outcome from changes made in drug therapy. Under our IDE, we intend to charge patients for the use of our HIV OpenGene System to recover the costs of conducting this trial. We did not submit the results of this clinical trial as part of our FDA application.

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

      HEPATITIS C

      We have developed a GeneKit for hepatitis C. Hepatitis is an inflammation of the liver. Hepatitis C is one type of virus that causes this inflammation. There are approximately 175 million people worldwide who are chronically infected with hepatitis C, of whom approximately 3.9 million are in the United States. Unlike hepatitis B, interferon drugs work with only certain hepatitis C genotypes. We have developed and are currently testing a Hepatitis C GeneKit that can be used to identify the genotypes of the virus, so that the appropriate drug treatment may be prescribed. Protease inhibitors are also being used experimentally to treat hepatitis C. Our Hepatitis C GeneKit can also be used to detect mutations that may confer resistance to these anti-viral drugs.

      HEPATITIS B

      We have developed and are currently testing a GeneKit for hepatitis B. Hepatitis B is a second type of virus that causes inflammation of the liver. There are more than 350 million people worldwide who are chronically infected with hepatitis B, of whom approximately one million are located in the United States. Hepatitis B is treated with interferon drugs or certain reverse transcriptase inhibitors. Genotyping may be used to identify the subtype of hepatitis virus present and to detect mutations in the virus that cause the disease to become resistant to anti-viral drugs.

      TUBERCULOSIS

      We are currently developing a GeneKit for tuberculosis. Tuberculosis, commonly known as TB, is a highly contagious bacterial disease of the respiratory system. There are approximately two million deaths per year worldwide caused by TB and eight million new infections per year worldwide. In addition, there is an increase in the number of TB infections which are multi-drug resistant. In order to be infected with TB, a patient must carry a certain mycobacterium. People who test positive for non-TB mycobacterium can be treated at home with certain drugs. Due to the highly contagious nature of TB, people who test positive for TB mycobacterium must be kept in isolation during the early stage of treatment. Current testing methods can take from several days to several weeks to identify whether a patient's mycobacterium is TB or non-TB, forcing hospitals to quarantine both TB and non-TB patients during this period. Quarantining patients for any prolonged period uses significant medical resources. We are developing and currently testing a TB GeneKit designed to genotype the genetic material in the mycobacterium within approximately one day to identify the presence of TB or non-TB mycobacterium. Our TB GeneKit can also be used to detect mutations that confer resistance to drugs used to treat TB. We intend to market and sell our TB GeneKit in those geographic areas where TB poses significant health threats, including Asia, Central Europe, parts of the former Soviet Union and Africa.

      OTHER HIV

      We are developing the next generation of our TRUGENE HIV-1 Genotyping Kit and additional GeneKits for HIV species not covered by our existing HIV GeneKit.

REGULATION BY THE FDA AND OTHER GOVERNMENT AGENCIES

      We currently sell our products for research and clinical research purposes and, in some countries outside of North America, for clinical diagnostic purposes. If we receive required regulatory approval, we intend to sell products for clinical diagnostic purposes in the United States and in other countries. We do not believe we need authorization from the FDA or regulatory authorities in foreign countries to sell our products for research purposes, as long as they are properly labeled. We do, however, require authorization in the United States and many other countries to sell our products for clinical diagnostic purposes.

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

      The FDA has three classes for medical devices: Class I devices (for example, bandages, manual wheelchairs and ice bags) are the least regulated, but they must still comply with the FDA's labeling, manufacturing, recordkeeping, and other basic requirements. Most Class I devices do not require premarket authorization from the FDA. Class II devices (for example, portable oxygen generators and hypodermic needles and many other medical devices may be subject to additional regulatory controls, such as performance standards and postmarket surveillance. Class III devices (for example, cardiac pacemakers) require specific FDA approval prior to marketing and distribution, and are, as well, subject to the FDA's basic requirements.

      To sell a Class II medical device, a company must first obtain permission of the FDA by submitting a 510(k) premarket notification, commonly known as a 510(k), showing that the device is similar to a device already on the market. To sell a Class III medical device, a company must first get specific approval of the FDA for the device by submitting a premarket approval application, commonly known as a PMA application. A company may have to include test data in a 510(k), including human test data. It will almost always have to include such test data in a PMA application.

      If human test data are required for either a 510(k) or a PMA application, and if the device presents a significant risk, the manufacturer must first file an Investigational Device Exemption submission, or IDE, with the FDA. The IDE must contain data, such as animal and laboratory testing, showing that the device is safe for human testing. If the IDE is granted, human testing may begin.

      Generally, a 510(k) notification to the FDA that a new device is similar to an existing device requires less data and takes less time for the FDA to process than a PMA. The FDA is supposed to act on a 510(k) notification within 90 days. According to the most recent FDA data available, the average time for FDA clearance of a 510(k) is 102 days. By contrast, a PMA application must be supported by more extensive data to prove the safety and efficacy of the device, and review of a PMA application involves a lengthier FDA process. The FDA conducts a preliminary review of the PMA application. If complete, the PMA application is filed by the FDA. Officially, the FDA then has 180 days to review the PMA application, however, as a practical matter, PMA reviews usually take much longer. The average approval time is approximately one year. The FDA may grant expedited (fast-track) review of a PMA application if certain criteria relating to public health importance are met, but that decision is within the FDA's discretion and affects only the timing of the review process, not the outcome.

      NEED FOR FDA APPROVAL OF SOME OF OUR PRODUCTS. We intend to market some of our products in the U.S. for clinical diagnostic purposes, and therefore we will have to obtain prior FDA authorization, as described above. We believe our HIV OpenGene System is currently considered by the FDA as a Class III medical device. However, in September 1999, the FDA asked an advisory committee of experts whether HIV genotyping tests should be reclassified from Class III to Class II. The advisory committee recommended reclassification subject to certain controls including post-market surveillance of the performance of these products. If the FDA reclassifies HIV genotyping tests from Class III to Class II, we will be able to obtain FDA permission to market our HIV OpenGene System by submitting a 510(k), rather than a PMA. A 510(k) generally contains less data than a PMA and is usually reviewed and approved by the FDA more quickly than a PMA. Although it is likely that the FDA will follow the recommendation of its advisory committee, to do so the FDA is required to issue a proposed regulation, allow the opportunity for public comment and then publish a final regulation reclassifying HIV genotyping tests. This process could take several years to complete.

      Under the Food and Drug Administration Modernization Act of 1997, there is an alternative option for us to obtain faster reclassification of our HIV OpenGene System. We have elected to use this alternative process. Under this new procedure we will ask the FDA to classify our HIV OpenGene

System based upon an evaluation of the risks presented by the device to patients. However, in order for us to use this new procedure, we first submitted a 510(k) to the FDA. Once the FDA completes its review of our application, it will reject the 510(k) because the device is still in Class III. However, once the FDA rejects our 510(k), we will then immediately submit our request for classification of our HIV OpenGene System in Class II. The FDA will than have 60 days to make a decision on this request. This option is likely to be faster than waiting for the FDA to go through its normal reclassification procedures.

      On September 5, 2000, we submitted our 510(k) application to the FDA for approval to sell our HIV OpenGene System to the clinical diagnostic market. In December 2000, we received comments from the FDA regarding our application, to which we responded to in January 2001. As of the date of this Annual Report, the FDA has not yet completed its review of our application.

      Since this process is new and is used very infrequently, there is no assurance that the FDA will grant our request for reclassification. If the FDA does not grant our request to reclassify our HIV OpenGene System under this procedure, we will either have to submit a PMA Application or wait until the FDA acts to reclassify HIV genotyping tests as recommended by its advisory committee.

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

      Finally, the FDA prohibits promoting a device for unauthorized uses and reviews company labeling for accuracy. The FDA has become aware that certain products being sold by other companies for research purposes only, were in fact being used by some customers for clinical diagnostic purposes. In January 1998, the FDA issued a policy statement describing the conditions under which companies may sell research-use only products. These conditions may restrict our ability to sell research-use only products in the United States. We do not believe these conditions will have any negative effect on our sale of GeneKits for legitimate scientific research.

      REGULATORY APPROVAL OUTSIDE THE UNITED STATES. We plan to market our products outside the United States, initially in Canada, Japan, and in various countries in Europe and South America. Government authorization requirements similar to the FDA's exist in some of these and many other foreign countries. Therefore, authorization to sell our products for clinical diagnostic purposes in Canada, Japan, and the other countries in Europe and South America may also require lengthy and costly testing procedures. In addition, the regulatory bodies in other countries may be affected or influenced by significantly different criteria than those used by the FDA. Sale of our products in these areas may be materially affected by the policies of these regulatory bodies or the domestic politics of the countries involved.

      In December 2000, we received approval from French regulatory authorities to market our HIV OpenGene System for clinical diagnostic purposes in France, and in February 2001, we received approval from Argentine regulatory authorities to market our HIV OpenGene System for clinical diagnostic purposes in Argentina. We believe that we are currently able to launch our HIV OpenGene System for clinical diagnostic purposes in some of the European Union (EU) member states. We expect that further product approvals will not be required in these EU member states until new EU wide regulations go into effect. We anticipate being in compliance with the new regulations as they become effective.

      OTHER GOVERNMENT REGULATIONS. We are or may become subject to various federal, state, provincial and local laws, regulations and recommendations, including those relating to workers compensation, safe working conditions, and laboratory and manufacturing practices used in connection with our research and development activities.

      In addition, our reference laboratory in Atlanta, Georgia, is subject to stringent regulation under the Clinical Laboratory Improvement Amendments of 1988, known as CLIA. Under CLIA, laboratories must meet various requirements, including requirements relating to the validation of tests, training of personnel, and quality assurance procedures. The laboratory must also be certified by an applicable state government agency. Our Atlanta laboratory performs high complexity tests, and is therefore subject to the most stringent level of regulation under CLIA. This laboratory is certified under CLIA and by the state of Georgia.

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

SALES AND MARKETING

      We market our OpenGene System in North America and in many European countries to the research and clinical research markets through our direct sales force. We have a sales and marketing force of 68 people. Many members of our sales force have scientific backgrounds. Our marketing force includes a team of trained application specialists who provide intensive on-site training, after-sales support and site-by-site trouble shooting. We offer service contracts to our customers on our sequencers, certain equipment and software. We have established a toll-free telephone number in North America for customer service. The members of our internal sales force are compensated on a commission and salary basis.

      For other areas of the world and in selected product markets, our strategy is to establish relationships with leading distributors to market and sell our products. We granted Amersham the exclusive worldwide license to use and sell the Seq4x4 and related products used and sold with the sequencer, which is designed for the research market. In November 1999, we granted Amersham-Pharmacia Biotech K.K. the exclusive right to distribute our products to the research market in Japan. During 2000 approximately 11% of our revenues were derived from sales of sequencers and other products to Amersham.

      In addition, we have granted rights to distribute our GeneKits and OpenGene Systems to distributors in the clinical diagnostic, clinical research, and research markets in over 40 countries outside the United States and Canada, including Mexico and certain countries in Central America, South America, Europe, Asia, and Africa. These agreements expire at various times from April 2001 through March 2003, and in many cases, are subject to automatic renewal. Certain of the agreements may also be terminated by either party upon specified notice periods and may require us to make termination payments under certain circumstances. Certain of the agreements also provide for minimum annual purchases for specified periods. Our ability to successfully sell products in countries in which we rely on distribution agreements will depend to a great extent on the efforts of the distributors.

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

RESEARCH AND DEVELOPMENT

      We currently conduct research and development through our own staff and through collaborations with researchers at scientific and academic institutions and hospitals. Our current research and development activities are focused on:

  o developing additional GeneKits, including the next generation of our TRUGENE HIV-1 Genotyping Kit and additional HIV GeneKits for different HIV species, and a GeneKit for tuberculosis and testing our GeneKit for hepatitis B;

  o developing new technology for our sequencers and related equipment and software;

  o refining existing proprietary, disposable gel cassette technology in order to improve performance of our sequencers; and

  o   exploring new technologies for future commercial products.

      As of February 28, 2001, our research and development staff consisted of 96 people. This includes a team of software developers who have developed our GeneObjects software and are developing our TRUGENE Software. Our software developers are working on an advanced version of our GeneObjects software as well as additional software applications for the clinical diagnostic market.

      We incurred $10.6 million of research and development expenses in 2000, $7.9 million in 1999 and $6.3 million in 1998. We have four facilities in the United States and Canada where we conduct research and development.

MANUFACTURING

      We assemble our DNA sequencers and related equipment at a manufacturing facility in Toronto, Canada. Component parts are manufactured by third parties in accordance with our design specifications. We manufacture our disposable gel cassettes at our second manufacturing facility in Toronto. We make GeneKits in our Pittsburgh, Pennsylvania facility. We plan to make GeneKits at our new facility in Atlanta, Georgia, which is in the process of being built. We plan to close our Pittsburgh facility once our new Atlanta facility is completed and fully operational. We manufacture certain chemicals and other components included in the GeneKits. Other GeneKit components are manufactured by, or licensed from, third parties.

      Our new facility in Atlanta is being designed to enable us to increase significantly our production of GeneKits. Based upon our experience with our Pittsburgh facility, we believe that we will be in a position to qualify our Atlanta facility under applicable FDA standards. We expect that this new approximately 50,000 square foot manufacturing facility will become available to us in stages and that we will be in a position to commence commercial production at this facility at some time during the second half of 2001.

      We have documented and installed design and production practices in our Toronto and Pittsburgh facilities to comply with the FDA's quality system regulations. We have implemented a quality management system at these manufacturing facilities in order to ensure product performance, reliability and quality. We intend to take the same actions at our new Atlanta facility. We intend to seek certification of compliance to ISO 9001 for our Toronto and Atlanta facilities. In addition to adhering to ISO goals and FDA quality standards, we have implemented our own quality control and quality assurance standards and programs.

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

      We own or jointly own 42 U.S. patents. We own or jointly own additional 20 U.S. patent applications pending, of which 5 have been allowed. We own 18 foreign patents. We own or jointly own foreign applications presently pending as PCT applications, or as national phase PCT applications, designating intergovernmental agencies and multiple countries including the European Patent Office, Australia, Canada and Japan. Our issued and allowed patents and patent applications cover various aspects of our products and technologies, including viral load testing, several of our GeneKits and various DNA sequencing and GeneKit technologies, including the stratified matrix testing technology, the MicroCel technology, basecalling technology, and the CLIP technology.

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

      In April 2000, we entered into a worldwide licensing and collaboration agreement with Applera whereby we gained access to certain patents and intellectual property owned or exclusively licensed by

Applera. The agreement enables us to utilize certain Applera technology to manufacture and sell DNA sequencing instruments, as well as manufacture and sell clinical sequencing kits to run on DNA sequencing instruments manufactured by us, Applera and other third parties. In addition, Applera may collaborate with us to provide access to technology to facilitate our development and commercialization of new diagnostic tests using the licensed technology. In addition, we gained access to certain other Applera chemistry patents, which are enabling for the manufacture of certain reagent products to be used on Applera manufactured instruments, as well as third party sequencing instruments.

      We will pay Applera a total licensing fee of $25.0 million over a period of four years, and will also make royalty payments to Applera based on sales in return for access to the Applera technology and installed instrument customer base. We may terminate the agreement upon 60 days written notice to Applera and either party may terminate the agreement under certain other limited circumstances.

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

      Some of our major competitors include:

  o manufacturers of phenotyping assays, including ViroLogic, Inc. and VIRCO;

  o   manufacturers of genotyping test kits , including Applera;

  o purveyors of homebrew genetic tests, which typically have not undergone clinical validation and have not been approved by the FDA or other regulatory agencies, including Laboratory Corporation of America Holdings, Quest Diagnotistics Inc. and Specialty Laboratories, Inc.

  o manufacturers and distributors of DNA probe-based diagnostic systems such as Abbott Laboratories, Chiron Corp., Roche Diagnostics, Gene Probe Inc., Innogenetics NV, Digene Corporation and Johnson & Johnson;

  o manufacturers of alternate technologies used to analyze genetic information, such as chip-based and assay-based technologies, including, Hyseq Inc., Affymetrix Inc., ChemCore Inc., CuraGen Corp., Nanogen, Inc.;

  o manufacturers and distributors of DNA sequencers such as Applera, Amersham Pharmacia Biotech, Inc., LI-COR, Inc., Hitachi, Ltd. and Molecular and Genetic BioSystems, Inc.;


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

  o   clinical data with respect to the HIV market; and

  o with respect to the HIV market, FDA approval of our HIV OpenGene System, if and when we obtain it.

PROPERTY, PLANTS AND EQUIPMENT

      The table below lists the locations of our facilities and summarizes certain information about each location.


                                                         SQUARE
                                                          FEET
         LOCATION                    USE               (APPROXIMATE)   TERM OF LEASE
         --------                    ---               -------------   --------------
1.   Bay Street       Research, sales and principal           20,628   June 2000 -
     Toronto, Canada  executive offices                                May 2005

2.   Bay Street       Administrative offices                   6,876   June 2000 -
     Toronto, Canada                                                   November 2001

3.   Bay Street*      Research offices                         6,876   November 2000 -
     Toronto, Canada                                                   May 2005

4.   Etobicoke        MicroCel manufacturing                   8,482   June 1996 -
     Ontario, Canada                                                   May 2001

5.   Etobicoke        Sequencer manufacturing                 10,500   September 1998 -
     Ontario, Canada                                                   August 2003

6.   Oakville**       Not in use                               7,996   September 1998 -
     Ontario, Canada                                                   August 2003

7.   University of    Kit manufacturing and research           9,621   September 2000 -
     Pittsburgh       and                                              August 2002
     Applied          development
     Research
     Center,
     Pittsburgh,
     Pennsylvania

8.   Technology Park  Research and development                 7,313   March 1998 -
     Atlanta, Georgia                                                  February 2003

9.   Atlanta, Georgia *GeneKit manufacturing, research        99,822   February 2000 -
                      and development, and laboratory                  March 2010
                      and sales and administrative offices

10.  High Wycombe,    European head office                     5,118   October 2000 -
     United Kingdom                                                    October 2009

11.  Epinay, France   French sales office                      2,421   November 2000 -
                                                                       October 2009

12.  Madrid, Spain    Iberian sales office                       193   January 2001 -
                                                                       June 2001


                                                         SQUARE
                                                          FEET
         LOCATION                    USE               (APPROXIMATE)   TERM OF LEASE
         --------                    ---               -------------   --------------
13.  Genoa, Italy     Italian sales office                       193   January 2000 -
                                                                       December 2001

14.  Technology       Not in use                              21,032   November 1999 -
     Park,**                                                           October 2004
     Atlanta, Georgia

-----------

*     This facility is not yet fully operational.

**    We have sub-leased these facilities.

We believe that additional facilities will be available at reasonable market rates to meet any future needs we may have for additional space.

HISTORY AND DEVELOPMENT OF THE COMPANY

      Our company was incorporated in April 1993 pursuant to the laws of the province of Ontario, Canada under the name Gene-Reader Inc. In May 1994, Gene-Reader amalgamated with its wholly-owned subsidiary, Visible Genetics Inc., and continued operations. Pursuant to the articles of amalgamation, our company retained the articles of incorporation of Gene-Reader and changed its name to Visible Genetics Inc. Our registered office is located at 700 Bay Street, Suite 1000, Toronto, Ontario, Canada M5G 1Z6 and our telephone number is (416) 813-3240.

ORGANIZATIONAL STRUCTURE

      The table below lists our subsidiaries. Unless otherwise indicated, we, or one of our subsidiaries, owns 100% of the outstanding capital stock of the subsidiary.


      Name of Subsidiary                       Country of Incorporation
      ------------------                       ------------------------
      Applied Sciences, Inc.                   United States

      Gene Foundry, Inc.                       United States

      Visible Genetics B.V.                    Holland

      Visible Genetics Corp.                   United States

      Visible Genetics Europe, S.A.*           France

      Visible Genetics Iberia SL               Spain

      Visible Genetics Israel, Ltd.            Israel

      Visible Genetics Srl.                    Italy

      Visible Genetics UK Ltd                  United Kingdom

----------
* In order to comply with applicable law, Dr. Arthur W.G. Cole, an Executive Vice President of our company and the President of Visible Genetics Europe, S.A., owns one share of common stock of Visible Genetics Europe, S.A.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

      YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH
ITEM 3 -"SELECTED FINANCIAL DATA" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. IN ADDITION TO HISTORICAL INFORMATION, THE FOLLOWING DISCUSSION CONTAINS CERTAIN
FORWARD-LOOKING STATEMENTS THAT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. SEE " FORWARD-LOOKING STATEMENTS."

OPERATING RESULTS

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

  o TESTING, SEQUENCING AND OTHER SERVICES. We provide services, such as viral load testing, genotyping and other molecular services in the United States. During the third quarter of 2000 we began to phase-out our testing, sequencing and services business in Europe and we do not intend to provide these services in Europe in the future.

      During 1996 and 1997, we generated revenues primarily by selling sequencing systems. During this period, our business strategy focused on installing our DNA sequencers and related equipment in research and clinical research facilities. During 1998, we began to shift our strategy to target the clinical diagnostic market and to place greater emphasis on generating recurring revenues from sales of GeneKits and other consumables initially to the research and clinical research markets and, subject to FDA and foreign approval, as applicable, to the clinical diagnostic market. As part of this strategy, we may sell our DNA sequencers at reduced prices, or at no cost, to customers who commit, or to customers who we anticipate will commit, to purchase significant quantities of GeneKits and other consumables. This strategy may result, initially, in reduced gross margins and additional losses as we attempt to expand our installed base of DNA sequencers. However, we believe that this strategy, over the long term, will help us maximize recurring sales of our HIV GeneKit and other GeneKits to the clinical diagnostic market, should we receive FDA and foreign regulatory approval. In addition, in 1998 and 1999, we sometimes bundled our DNA sequencers and GeneKits for sale at reduced prices. We discontinued the practice of bundled sales in the second half of 1999.

      In September 2000 we submitted an application to the FDA for approval to sell our HIV Open Gene System to the clinical diagnostic market. The FDA has not yet completed its review of our submission. In December 2000 we received approval from French regulatory authorities to sell our HIV OpenGene System to the clinical diagnostic market in France and, in February 2001 we received regulatory approval to sell our HIV OpenGene System to the clinical diagnostic market in Argentina.

      During 2000, in anticipation of our receiving regulatory approval of our HIV GeneKit, we began to de-emphasize marketing and sales of equipment to the research market and sales of testing, sequencing and other services. We have continued to market and sell equipment and GeneKits to the clinical research market for research and investigational purposes. If we receive FDA approval, we anticipate that, within six to 12 months after approval, substantially all of our revenue will be generated by sales of GeneKits and other consumables to the clinical diagnostic market.

OUR OPERATIONS

      SALES. Sales consist of revenues from the sale of sequencing systems, GeneKits and other consumables as well as from the sale of testing services. Sales include shipping charges, but exclude sales and excise taxes. Revenues from the sale of our products are recognized when evidence of an arrangement exists, shipment occurs and title passes to the customer or distributor, sales price is fixed or determinable and there is a reasonable assurance of collectibility. Revenue from the sale of testing and other services are recognized when evidence of an arrangement exists, the services are provided, sales price is fixed or determinable and there is a reasonable assurance of collectibility. Sales of bundled sequencing systems and GeneKits are recognized proportionately as the components of the bundle are shipped to customers. The total sales price of the bundle is allocated to the components proportionately based on the retail prices typically charged for such components if they were sold individually rather than as part of the bundle.

      We sell our products in North America, Europe, Asia, Australia, Africa and South America. In the United States, Canada and many countries in Europe, we sell our products directly through our own sales force. In selected geographic and product markets, we seek to sell our products through distribution, marketing or agency agreements with leading distributors. Currently, we have entered into agreements with distributors or agents in approximately 40 countries throughout the world.

      For an analysis of sales by product segment and geographic market, see
Note 14 to our Consolidated Financial Statements.

      COST OF SALES. Cost of sales consists of manufacturing costs including materials, labor and overhead chargeable to inventory, royalties paid on product sales and amortization of instruments placed with customers. The gross margin from sales of our products and services varies depending on product category, sales volumes, distribution channel and geographic market. Gross margin is calculated by subtracting cost of sales from sales.

      SALES, GENERAL AND ADMINISTRATIVE EXPENSES. Sales, general and administrative expenses consist primarily of salaries and related expenses, advertising and trade shows, occupancy costs, utilities, professional fees, consulting fees, travel costs, capital taxes, depreciation of fixed assets, amortization of license fees and amortization of costs related to patent acquisition.

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

      INTEREST AND FINANCING EXPENSE. Interest and finance expense consists of interest paid or accrued, and amortization of warrant costs and other financing expenses.

      Our financial statements are presented in U.S. dollars and are prepared in accordance with generally accepted accounting principles in the United States.

RESULTS OF OPERATIONS

COMPARISON OF FISCAL YEAR ENDED DECEMBER 31, 2000 TO FISCAL YEAR ENDED DECEMBER 31, 1999

      SALES. Sales declined 4% to $13.1 million in 2000, from $13.6 million in 1999. The decline resulted from a decrease in sequencing systems sales and services revenue offset, in part, by an increase in sales of our GeneKits and other consumables. In 2000, sales of sequencing systems decreased to $4.5 million from $7.7 million in 1999. The decrease in sales of sequencing systems in 2000 reflects our decision to de-emphasize the sale of sequencing systems to the research market. Services sales decreased from $1.2 million in 1999 to $0.4 million in 2000. The decline in services sales is due primarily to the phase-out of testing services in Europe beginning in the third quarter of 2000, and to our decision to temporarily re-deploy many of our testing services personnel in North America to assist in completing our FDA submission. During 2000 sales of GeneKits and other consumables increased to $8.2 million from $4.7 million in 1999. In 2000, sequencing systems accounted for 35% of total sales, compared to 57% of total sales in 1999. In 2000, GeneKits and other consumables accounted for 62% of total sales, compared to 35% of sales in 1999. Testing services accounted for 3% of total sales, compared to 8% of total sales in 1999.

      Sales in North America, Europe, Japan and the rest of the world were $6.6 million, $5.0 million, $0.9 million and $0.6 million, respectively, for 2000, as compared to $5.2 million, $5.5 million, $1.6 million and $1.3 million, respectively, during 1999. During 2000, Amersham International PLC accounted for approximately 11% of sales, of which 10% comprised sequencing systems and 1% comprised GeneKits and other consumables. During 1999, the sales to Amersham accounted for approximately 21% of sales, of which 19% comprised sequencing systems and 2% comprised GeneKits and other consumables. The sales to Amersham were made on the same general terms and conditions as the majority of other sales during the respective periods.

      COST OF SALES. Cost of sales increased 9% to $10.1 million in 2000, from $9.3 million in 1999. In 2000, cost of sales aggregated 78% of sales, compared to 68% of sales in 1999. The increase in cost of sales as a percentage of sales was primarily related to amortization of DNA sequencing systems placed, at no cost, with clinical customers and an increase in discarded materials and other costs attributable to the manufacturing scale up associated with the anticipated US launch of the HIV GeneKit, if FDA approval is received.

      SALES, GENERAL AND ADMINISTRATIVE EXPENSES. Sales, general and administrative expenses increased 50% to $28.6 million in 2000, from $19.1 million in 1999. The increase resulted primarily from;

o Increased payroll and personnel costs due to continued growth of our business;

o Costs associated with opening a North American sales and administrative facility in Atlanta;

o Amortization of license fees for license agreements entered into in 2000;

o  Continued growth of our quality control and regulatory departments; and

o Continued expansion of our sales force and our marketing activities in North America and Europe.

      Sales and marketing expenses included in sales, general and administrative expenses increased 21% to $13.4 in 2000, from $11.1 million in 1999.

      RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased 34% to $10.6 million in 2000, from $7.9 million in 1999. This increase resulted primarily from increased costs for consultants and increased purchases of laboratory supplies related to preparing our FDA submission.

      EXIT AND TERMINATION COSTS. There were no exit and termination costs in 2000. During 1999, we incurred exit and termination costs of $1.3 million. Of this amount, $0.8 million related to the relocation of certain of our activities to the new facility in Atlanta, and $0.5 million was for termination benefits payable to two senior officers in connection with the termination of their employment with our company.

      INTEREST INCOME. Interest income increased to $4.5 million in 2000, from $0.7 million in 1999. This increase reflects interest earned on higher average cash balances as a result of the approximately $30.0 million of cash proceeds received from our July 1999 issuance of Series A preferred shares, approximately $26.7 million of cash proceeds received from our December 1999 private placement of common shares and approximately $75.4 million of cash proceeds received from our April 2000 follow-on public offering of common shares.

      INTEREST AND FINANCING EXPENSE. Interest and financing expense decreased to approximately nil in 2000, from $2.0 million in 1999. The decrease is due to the repayment in July 1999, concurrent with the issuance of the Series A preferred shares, of our outstanding loans.

      CUMULATIVE PREFERRED DIVIDENDS AND ACCRETION OF DISCOUNT ATTRIBUTABLE TO PREFERRED SHARES. Cumulative preferred dividends and accretion of discount attributable to preferred shares increased to $3.7 million in 2000, from $1.8 million in 1999. The increase reflects a full year's dividends and amortization of discount on the Series A preferred shares issued in July 1999.

COMPARISON OF FISCAL YEAR ENDED DECEMBER 31, 1999 TO FISCAL YEAR ENDED DECEMBER 31, 1998

      SALES. Sales increased 25% to $13.6 million in 1999, from $10.9 million in 1998. This increase resulted from increased sales of our GeneKits and other consumables. In 1999, 340 sequencing systems were sold, as compared to 412 sequencing systems sold in 1998. The decrease in sequencing systems sold in 1999 as compared to 1998 is due to a decline in Seq4x4 sales to Amersham, which decreased from 273 units in 1998 to 85 units in 1999. In 1998 Amersham began to actively market the Seq4x4 and initial sales were high as Amersham filled their distribution pipeline. Subsequently, Amersham's marketing effort has been transferred to the Long-Read Tower at a higher unit price but lower anticipated volume. In 1999, sequencing systems accounted for 57% of total sales, compared to 74% of total sales in 1998. In 1999, GeneKits and other consumables accounted for 35% of total sales, compared to 13% of total sales in 1998. Testing services accounted for 8% of sales in 1999, compared to 13% of sales in 1998.

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

      EXIT AND TERMINATION COSTS. During 1999, we incurred exit and termination costs of $1.3 million. There were no such costs in 1998. Of this amount, $0.8 million related to the planned relocation of certain of our activities to a new location in Atlanta, and $0.5 million was for termination benefits payable to two senior officers in connection with the termination of their employment with our company.

      INTEREST INCOME. Interest income increased to $0.7 million in 1999, from $0.3 million in 1998. The increase reflects interest earned on higher average cash balances as a result of the proceeds received from financings completed during the third and fourth quarters of 1999.

      INTEREST AND FINANCING EXPENSE. Interest and financing expense increased to $2.0 million in 1999, from $1.1 million in 1998. This increase was due to interest and financing costs on our term loan agreements entered into in April and September 1998 and the Warburg Pincus financing (discussed below) in July 1999. Of the total interest and financing expense, $1.5 million was a non-cash charge due to the amortization of costs attributable to warrants issued in connection with our term loans and the Warburg Pincus financing, compared to $0.6 million during 1998.

LIQUIDITY AND CAPITAL RESOURCES

      Since inception, we have financed our operations primarily through private placements of equity and public offerings. We have also borrowed funds from institutional lenders.

      APRIL 2000 PUBLIC OFFERING. In April 2000, we completed an underwritten follow-on public offering of 2,090,000 common shares at $38 per share. All of the shares were sold by us. After underwriting discounts, but before related fees and expenses, we received proceeds of $75.4 million.

      DECEMBER 1999 PRIVATE PLACEMENT. In December 1999, various institutional investors purchased 1,916,000 common shares of our company in a private placement. The investors paid $15 per share and we received net proceeds of $26.7 million from the private placement. The institutional investors included the Warburg Pincus Funds and the Hilal Funds (described below), along with certain investors who had purchased our common shares in a November 1998 private placement and certain new institutional investors.

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

      In February 2000, the Warburg Pincus Funds exercised all of their warrants at an exercise price of $12.60 per share. Under the terms of our warrant agreement, the Warburg Pincus Funds elected to pay the exercise price for the warrants through a cashless exercise. As a result, the Warburg Pincus Funds received 847,749 of our common shares rather than 1,100,000 common shares they otherwise would have received upon exercise in cash of all of their warrants. The Warburg Pincus Funds subsequently distributed 847,586 of these common shares to their limited partners.

      In September, 2000, the Warburg Pincus Funds, converted a total of 7,795 of our Series A preferred shares, plus a total of $701,550 of dividends that had accrued on those shares, into our common shares at a conversion price of $11.00 per share. As a result of the conversion, the Warburg Pincus Funds received 772,411 of our common shares and continue to hold a total of 22,205 Series A preferred shares. The Warburg Pincus Funds subsequently distributed to their limited partners, 772,411 common shares issued in connection with the Series A preferred shares.

      NOVEMBER 1998 PRIVATE PLACEMENT. In November 1998, various institutional investors and certain individual investors affiliated with the Hilal Funds purchased 1,528,989 common shares of our company in a private placement. The investors paid $9.875 per share and we received total proceeds of $15.1 million.

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

      On April 30, 1999, we and the Hilal Funds agreed to delay the payment date of the $7.0 million loan to December 31, 1999, and to move up the payment date of the $1.0 million loan to July 1, 1999. The Hilal Funds later extended the payment date to the earlier of July 22, 1999, or the completion of the Warburg Pincus financing. In addition, the Hilal Funds agreed to permit us to borrow up to an additional $5.0 million of loans from other lenders which would be senior to the $7.0 million loan and junior to the $1.0 million loan.

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

      On July 15, 1999, we repaid or satisfied all of the loans made to us by the Hilal Funds. Of the $8.0 million principal amount of the loans, we paid $4.1 million of principal plus accrued interest on the loan in cash. The Hilal Funds converted the remaining $3.9 million principal amount plus accrued interest into 3,948 Series A preferred shares and 147,098 warrants to purchase our common shares. The warrants were valued using the Black-Scholes option valuation model. The value of the net proceeds was allocated between convertible preferred shares and warrants based on the relative fair value of each instrument. The total amount allocated to warrants and preferred shares, was $0.9 million and $3.0 million, respectively. The value of the warrants is treated as a discount to the preferred shares and will be charged directly to retained earnings or, in the absence of retained earnings, against other equity over seven years, the time period when redemption of the preferred shares first becomes mandatory. The increase in value of the preferred shares to their mandatory redemption price as well as the accrual of dividends on the preferred shares will reduce earnings attributable to common shareholders. The Series A preferred shares and warrants have the same terms as those granted to the Warburg Pincus Funds.

      CAPITAL AND CERTAIN OTHER EXPENDITURES. Additions to fixed assets were approximately $9.3 million, $1.9 million and $3.3 million for the years ended December 31, 2000, 1999 and 1998, respectively. The additions to fixed assets in 2000 include $6.2 million in expenditures related to our Atlanta facility, of which $3.0 million was for leasehold improvements, $1.3 million was for laboratory and scientific equipment, $1.5 million was computer equipment and software and $0.4 million was for office furniture and equipment. In addition, during 2000 additions to fixed assets for our Canadian facilities were $1.2 million, consisting primarily of additions to computer equipment and software, laboratory and scientific equipment and leasehold improvements. During 2000, we also placed $1.4 million of equipment with certain customers at no charge to those customers. We reflect this on our balance sheet as a component of "Fixed assets." Additions to fixed assets in 1999 consisted of $0.9 million for laboratory and scientific equipment, $0.6 million for computer equipment and software and $0.3 million for office furniture, equipment and leasehold improvements primarily to our Canadian facilities. Additions to fixed assets in 1998 consisted of $1.4 million for laboratory and scientific equipment, $0.9 million for leasehold improvements and $0.9 million for computer equipment and software, of which $1.9 million was for our Canadian facilities, $1.0 million was for our United States facilities and $0.3 million was for our European facilities. Capital expenditures over the last three years were funded from proceeds of private equity placements, public offerings and funds borrowed from institutional lenders.

      We currently anticipate additional expenditures of approximately $8.5 million during 2001 to complete our Atlanta facility, in addition to approximately $3.0 million of regularly planned capital expenditures.

      In April 2000 we entered into a worldwide licensing and collaboration agreement with Applera. Under the terms of the agreement, we paid an initial licensing fee to Applera of $10.0 million in June 2000. We will pay future licensing fees of $5.0 million in each of June 2001, June 2002 and June 2003, unless the agreement is terminated before those dates. We are not obligated to make any further payments upon the termination of the agreement. In addition, we will pay royalties to Applera based on sales in return for access to the Applera technology and installed instrument customer base. We may terminate the agreement upon 60 days written notice to Applera and either party may terminate the agreement under certain other limited circumstances.

      CURRENT AND FUTURE FINANCING NEEDS. We have incurred negative cash flow from operations since we started our business. We have spent, and expect to continue to spend, substantial amounts to complete our planned product development efforts, expand our sales and marketing activities, expand our manufacturing capabilities, conduct our clinical trials, conduct research and build our business infrastructure. At this time, funds from operations are not sufficient to meet our operating needs and other anticipated financial requirements.

      Based on our current plans and assuming that we receive FDA approval for our HIV GeneKit during 2001, we believe that our cash on hand and anticipated funds from operations will be sufficient to enable us to meet our operating needs for the next 24 months. However, the actual amount of funds we will need to operate for the next 24 months is subject to many factors, some of which are beyond our control. We may need to obtain additional funds sooner or in greater amounts than we currently anticipate and we may need to obtain additional funds at the end of the 24 month period. If we do not obtain FDA approval for our HIV GeneKit during 2001, we will need to obtain additional funding within 18 to 24 months, unless we significantly curtail operations.

      If we need to obtain funds, potential sources of financing include strategic relationships, public or private sales of our shares or debt or other arrangements. Because of our potential long-term capital requirements, we may seek to access the public or private equity markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time. We do not have any committed sources of financing at this time and it is uncertain whether additional funding will be available when we need it on terms that will be acceptable to us or at all. If we raise funds by selling additional common shares or other securities convertible into common shares, the ownership interest of our existing shareholders will be diluted. If we are not able to obtain financing when needed, we would be unable to carry out our business plan, we would have to significantly limit our operations and our business, financial condition and results of operations would be materially harmed.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

DIRECTORS AND SENIOR MANAGEMENT

      The following table sets forth certain information with respect to our executive officers and directors. This information is supplied based upon our records and information furnished by our executive officers and directors.


                                                                                 DIRECTOR'S
                                                                        YEAR       TERM
NAME                            AGE              POSITION             APPOINTED   EXPIRES
----                            ---              --------             ---------   -------
Richard T. Daly...............    51 President, Chief Executive            1998    2001
                                     Officer and Director
Thomas J. Clarke..............    52 Chief Financial Officer               2000
Timothy W. Ellis..............    53 Chief Operating Officer               1999
Dr. Arthur W.G. Cole..........    50 Executive Vice President;             1996
                                     President, Visible Genetics
                                     Europe S.A.
Dr. James M. Dunn.............    46 Vice President, Technology            1994
Marguerite Ethier.............    37 Vice President, General Counsel       2000
Michael A. Cardiff(2).........    42 Director                              1999    2003
Sheldon Inwentash(1)..........    45 Director                              1994    2002
J. Spencer Lanthier(1)........    60 Director                              2000    2003
Jacques R. Lapointe...........    53 Director                              2000    2002
Jonathan S. Leff(1)(2)........    32 Director                              1999    2001
Prof. J. Robert S. Prichard(2)    51 Director                              1999    2002
Dr. Lloyd M. Smith............    46 Director                              1995    2001
Dr. Konrad M. Weis............    72 Director                              1997    2001

----------
(1)   Member of Audit Committee
(2)   Member of Compensation Committee

      The following is the business experience for at least the last five years of each of our executive officers and directors:

      RICHARD T. DALY has been a Director of our company since June 1998, and President and Chief Executive Officer since July 1999. Mr. Daly served as Executive Vice President from March 1999 until July 1999. Prior to joining Visible Genetics, Mr. Daly founded, and, from March 1989 through July 1998, served as Chairman and Chief Executive Officer of Clinical Partners, Inc., a San Francisco-based company providing comprehensive, therapy-specific management of HIV and AIDS patients for employers and managed health-care organizations. Prior to founding Clinical Partners, Mr. Daly spent over 15 years in the healthcare industry with several companies in a variety of executive positions in sales, marketing and general management, including serving as the President of Baxter Canada for a period of four years, and President of the Health Data Institute.

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

      TIMOTHY W. ELLIS has been Chief Operating Officer of our company since November 1999. From January 1998 to November 1999, Mr. Ellis operated his own management consultant practice. From 1991 to 1997, Mr. Ellis was President of Dynex Technologies, a manufacture of instruments and consumables for the clinical research industry. From 1988 to 1991, Mr. Ellis was President of Genetic Systems Corporation. From 1985 to 1988, Mr. Ellis was General Manager of Abbott Laboratories' Clinical Chemistry Business Unit.

      DR. ARTHUR W. G. COLE has been Executive Vice President of our company since May 1996 and the President of our Visible Genetics Europe S.A. subsidiary since September 1999. From May 1996 to September 1999, Dr. Cole also served as Chief Business Officer of our company. From 1995 to May 1996, Dr. Cole was a business consultant to companies in the biotechnology industry through AC Consulting. From 1981 to 1995, Dr. Cole worked at Pharmacia Biotech, AB, a Swedish biotechnology supply company in a range of positions, including five years as Vice President. During his time with Pharmacia, Dr. Cole ran the division responsible for worldwide sales of DNA sequencing equipment and supplies.

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

      MARGUERITE ETHIER has been Vice President, General Counsel of our company since January 2000. From 1998 to 1999, Ms. Ethier was a partner in the law firm of McCarthy Tetrault, and from 1995 to 1997 and 1992 to 1993, Ms. Ethier was an associate with McCarthy Tetrault. From 1993 to 1995, Ms. Ethier was an associate with the law firms of Townsend & Townsend Khourie & Crew and Howard Rice Nemerovski Canady Falk & Rabkin. Ms. Ethier holds a B.Sc. degree from the University of Alberta, an M.Sc. degree from the University of Toronto, and an LL.B. degree from Osgoode Hall Law School. Ms. Ethier is a member of the Ontario and California bars, and is qualified as both a registered Canadian Patent Agent and a United States Patent Attorney.

      MICHAEL A. CARDIFF has been a director of our company since June 1999. Since September 1999, Mr. Cardiff has been President and Chief Executive Officer of Prologic Corporation, a developer of software solutions for the financial services industry. From October 1996 to September 1999, Mr. Cardiff was Executive Vice President, Financial Services of EDS Canada. From November 1994 to September 1996, Mr. Cardiff was Senior Vice President of Sales and Marketing of EDS Canada and from 1989 to 1994, he held several positions with Stratus Computer Corp. Mr. Cardiff presently is a member of the boards of directors of Visual Insights Canada, Inc., SOLCORP Insurance Software Solutions Corp. and Spectra Securities Software Inc.

      SHELDON INWENTASH has been a director of our company since April 1994. Since November 1993, Mr. Inwentash has been the Chairman and Chief Executive Officer of GeneVest Inc., a Canadian company which is a principal shareholder of our company. Since February 1992, Mr. Inwentash has been the Chairman and Chief Executive Officer of Pinetree Capital Corp., a venture capital firm.

      J. SPENCER LANTHIER has been a director of our company since April 2000. From 1993 until his retirement in 1999, Mr. Lanthier was Chairman and Chief Executive Officer of KPMG Canada LLP. Mr. Lanthier is presently a member of the board of directors of KPMG Canada.

      JACQUES R. LAPOINTE has been a director of our company since April 2000. Since June 1998, Mr. Lapointe has been President and Chief Operating Officer of BioChem Pharma Inc. From April 1994 to June 1998, Mr. Lapointe was Managing Director and Business Development Director of Glaxo Wellcome Plc. Mr. Lapointe is presently a member of the board of directors of BioChem Pharma Inc. and ConjuChem Inc., a biotechnology company.

      JONATHAN S. LEFF has been a director of our company since July 1999, serving as the nominee of the Series A preferred shareholders. Mr. Leff joined E.M. Warburg, Pincus & Co., LLC in July 1996 as an Associate. In January 1999, he became a Vice President, and in January 2000, he became a Managing Director. Mr. Leff is also a director of Intermune Pharmaceuticals Inc., Transkaryotic Therapies, Inc. and a number of private health care companies.

      PROF. J. ROBERT S. PRICHARD has been a director of our company since May 1999. Since July 2000, Prof. Prichard has been a Professor of Law at Harvard University and President Emeritas of the University of Toronto. From 1990 until July 2000, Prof. Prichard was the President of the University of Toronto. From 1984 to 1990, Prof. Prichard was Dean of the Faculty of Law at the University of Toronto. Prof. Prichard is a past Chairman of the Council of Ontario Universities, a director of the Association of American Universities and a director of the Association of Universities and Colleges of Canada and the International Association of Universities. Prof. Prichard presently serves as a director of the University Health Network, Onex Corporation, BioChem Pharmaceuticals, Moore Corporation Limited, Four Seasons Hotels Inc., Tesma International Inc., Bank of Montreal, Brascan Corp. and Charles River Associates.

      DR. LLOYD M. SMITH has been a director of our company since March 1995. Since June 1994, Dr. Smith has been Professor of Chemistry at the University of Wisconsin-Madison. Dr. Smith has been involved in the development of fluorescence-based automated DNA sequencers for over 15 years, has written numerous scientific papers and is a named inventor on a number of U.S. patents. Dr. Smith is a past member of the National Institutes of Health National Human Genome Research Institute Study Section. Dr. Smith is a member of the Scientific Advisory Board of CuraGen Corp. He also serves, or has served, on the editorial boards of GENOME RESEARCH, DNA SEQUENCE GENETIC ANALYSIS: TECHNIQUES AND APPLICATIONS and JOURNAL OF CAPILLARY Electrophoresis and was a member of the scientific advisory boards of Fotodyne Incorporated and Boehringer Mannheim Corp. Dr. Smith is currently a member of the Board of Directors of Third Wave.

      DR. KONRAD M. WEIS has been a director of our company since 1997. Dr. Weis has been the honorary Chairman of Bayer Corporation since 1991. He was President and Chief Executive Officer of the company that later became Bayer Corporation from 1974 until his retirement in 1991. He presently is a member of the boards of directors of Demegen Inc. and Titan Pharmaceuticals, Inc.

COMPENSATION

      The following table sets forth information concerning total compensation earned or paid to our executive officers for services rendered to our company during the fiscal year ended December 31, 2000.

                  EXECUTIVE OFFICER COMPENSATION SUMMARY TABLE


 -------------------------------------------------------------------------------------------------------------------
                                                                                      LONG-TERM
                                                   ANNUAL COMPENSATION               COMPENSATION
 -------------------------------------------------------------------------------------------------------------------
                                                                                      SECURITIES
                                                                                      UNDERLYING
                                                                        OTHER ANNUAL   OPTIONS        ALL OTHER
                                            SALARY          BONUS       COMPENSATION   GRANTED       COMPENSATION
      NAME                      YEAR          ($)            ($)            ($)          (#)             ($)
 -------------------------------------------------------------------------------------------------------------------
   Richard T. Daly              2000         248,667       100,000          1,908      120,000                 -
 -------------------------------------------------------------------------------------------------------------------
   Thomas J. Clarke             2000         159,385             -              -       40,000                 -
 -------------------------------------------------------------------------------------------------------------------
   Timothy W. Ellis             2000         180,000             -              -              -               -
 -------------------------------------------------------------------------------------------------------------------
   Dr. Arthur W.G. Cole         2000         164,285        37,711          5,977       30,000                 -
 -------------------------------------------------------------------------------------------------------------------
   Dr. James M. Dunn            2000         130,460             -          8,293       30,000                 -
 -------------------------------------------------------------------------------------------------------------------
   Marguerite Ethier            2000         125,207        16,654              -       25,000                 -
 -------------------------------------------------------------------------------------------------------------------

      All of our directors who are not employees receive a $2,500 fee for each Board of Directors or committee meeting they attend, up to $10,000 per year. Directors who are not employees are also eligible to participate in our Director Option Plan. All directors are reimbursed for reasonable out-of-pocket travel expenses incurred by them in attending meetings of the Board of Directors or committee meetings. Our directors receive no other compensation for serving in their capacity as directors of our company.

      The following table sets forth information concerning options granted to our executive officers and directors during the fiscal year ended December 31, 2000.


                            OPTION GRANTS DURING 2000

                         NUMBER OF     EXERCISE PRICE   EXPIRATION
 NAME                 OPTIONS GRANTED     ($/SHARE)        DATE
--------------------- ---------------  --------------   -----------
 Richard T. Daly          120,000          $32.63          2010
 Thomas J. Clarke          40,000          $15.00          2009
 Dr. Arthur W.G. Cole      30,000          $48.88          2010
 Dr. James M. Dunn         30,000          $48.88          2010
 Marguerite Ethier         25,000          $15.00          2010
 Michael A. Cardiff        15,000          $43.13          2010
 J. Spencer Lanthier       15,000          $32.75          2010
                           15,000          $43.13          2010
 Jacques R. Lapointe       15,000          $32.75          2010
                           15,000          $43.13          2010

BOARD COMMITTEES

      AUDIT COMMITTEE. The Audit Committee recommends to the Board of Directors the firm to be appointed each year as independent auditors of the company's financial statements and to perform services related to the completion of such audit. The Audit Committee also has responsibility for:

  o reviewing the scope and results of the audit with the independent auditors;

  o reviewing with management and the independent auditors the company's interim and year-end financial condition and results of operations;

  o considering the adequacy of the internal accounting, bookkeeping and control procedures of the company; and

  o reviewing any non-audit services and special engagements to be performed by the independent auditors and considering the effect of such performance on the auditors' independence.

      The Audit Committee also reviews at least once each year the terms of all material transactions and arrangements between the company and its affiliates. The members of the Audit Committee are Messrs. Inwentash, Leff and Lanthier.

      COMPENSATION COMMITTEE. The Compensation Committee establishes and reviews overall policy and structure with respect to compensation matters, including the determination of compensation arrangements for directors, executive officers and key employees of the company. The Compensation Committee is also responsible for the administration and award of options to purchase shares pursuant to the company's option and share purchase plans. The members of the Compensation Committee are Messrs. Cardiff, Leff and Prichard.

EMPLOYEES

      As of February 28, 2001, we employed 341 full-time employees (including executive officers) and 3 independent contractors, of whom:

  o   96 are engaged in research and development;

  o   68 are involved in sales and marketing activities;

  o   124 in manufacturing and operations; and

  o   53 are involved in finance, legal and administrative functions.

      We have 168 employees in Canada, 132 in the United States, and 41 in Europe

      Our employees are not represented by a union or other collective bargaining unit and we have never experienced a work stoppage. We believe that our employee relations are good.

SHARE OWNERSHIP

      The following table sets forth certain information concerning the share ownership of our directors and executive officers as of February 28, 2001:


================================= ============= ==================== =============== =============== ===============
                                   Number of     Number of Common       Range of        Range of     Percentage of
                                     Common      Shares Which May       Exercise       Expiration    Common Shares
                                     Shares      be Acquired Under     Prices of        Dates of      Beneficially
Name                                Owned(1)      Option Plans(2)       Options         Options         Owned(3)
--------------------------------- ------------- -------------------- --------------- --------------- ---------------
Richard T. Daly                        77,564          445,001       $9.10 - 32.63   2009-2010                *
--------------------------------- ------------- -------------------- --------------- --------------- ---------------
Thomas J. Clarke                           --           35,000           $15.00      2009                     *
--------------------------------- ------------- -------------------- --------------- --------------- ---------------
Timothy W. Ellis                           --          100,000           $16.00      2009                     *
--------------------------------- ------------- -------------------- --------------- --------------- ---------------
Dr. Arthur W.G. Cole                       --          134,620       $3.50 - 48.88   2006-2010                *
--------------------------------- ------------- -------------------- --------------- --------------- ---------------
Dr. James M. Dunn                      32,814           44,616       $2.74 - 48.88   2004-2010                *
--------------------------------- ------------- -------------------- --------------- --------------- ---------------
Marguerite Ethier                          --           23,125           $15.00      2010                     *
--------------------------------- ------------- -------------------- --------------- --------------- ---------------
Michael A. Cardiff                         --           30,000       $17.68 - 43.13  2009-2010                *
================================= ============= ==================== =============== =============== ===============


================================= ============= ==================== =============== =============== ===============
                                   Number of     Number of Common       Range of        Range of     Percentage of
                                     Common      Shares Which May       Exercise       Expiration    Common Shares
                                     Shares      be Acquired Under     Prices of        Dates of      Beneficially
Name                                Owned(1)      Option Plans(2)       Options         Options         Owned(3)
--------------------------------- ------------- -------------------- --------------- --------------- ---------------
Sheldon Inwentash(4)                       --           30,000       $8.00 - 11.50   2006-2008                *
--------------------------------- ------------- -------------------- --------------- --------------- ---------------
J. Spencer Lanthier                        --           30,000       $32.75 - 43.13  2010                     *
--------------------------------- ------------- -------------------- --------------- --------------- ---------------
Jacques R. Lapointe                        --           30,000       $32.75 - 43.13  2010                     *
--------------------------------- ------------- -------------------- --------------- --------------- ---------------
Jonathan Leff(5)                          244               --                --              --              *
--------------------------------- ------------- -------------------- --------------- --------------- ---------------
Dr. J. Robert S. Prichard                  --           30,000           $17.68      2009                     *
--------------------------------- ------------- -------------------- --------------- --------------- ---------------
Dr. Lloyd M. Smith                         --           15,000           $32.38      2011                     *
--------------------------------- ------------- -------------------- --------------- --------------- ---------------
Dr. Konrad Weis                            --           15,000            $8.00      2008                     *
================================= ============= ==================== =============== =============== ===============

----------

      *     Represents less than 1%.

      (1) Represents shares owned beneficially by the named individual other than those shares which may be acquired under our company's option plans. Unless otherwise noted, all persons referred to above have sole voting and sole investment power.

      (2) Includes all shares which the named individual has the right to acquire under all vested and unvested options and warrants granted to such individual under our company's option plans.

      (3) This information is based on 19,017,035 voting shares outstanding as of February 28, 2001, which includes 2,737,298 common shares issuable upon conversion of our Series A preferred shares as of February 28, 2001. Common shares subject to options exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.

      (4) Mr. Inwentash is a director of our company. This table does not include 1,682,034 common shares that are owned of record by GeneVest Inc. ("GeneVest"). Mr. Inwentash is the President and Chief Executive Officer of GeneVest and together with his affiliates, beneficially owns 45% of its issued and outstanding common shares. Pursuant to rule 10b5-1 of the Securities Exchange Act of 1934, as amended, Mr. Inwentash has adopted a plan to sell certain shares during 2001 which he beneficially owns or which he may be deemed to beneficially own, including certain shares owned by GeneVest.

      (5) Mr. Leff is a director of our company. The number of common shares which he owns excludes 165 common shares and 2,324,081 common shares issuable upon conversion of Series A preferred shares, as of February 28, 2001, owned by certain affiliated funds managed by E.M. Warburg, Pincus & Co., LLC. Mr. Leff, who is a Managing Director at E.M. Warburg, Pincus & Co., disclaims beneficial ownership of those shares.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

MAJOR SHAREHOLDERS

      The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares, as of February 28, 2001, for all shareholders known to beneficially own or exercise control or direction over more than 5% of our common shares:


                                                                                      NUMBER OF COMMON SHARES
                                                                                       BENEFICIALLY OWNED OR
                                                                                       OVER WHICH CONTROL OR    PERCENTAGE OF
           NAME                                                    TITLE OF CLASS      DIRECTION IS EXERCISED      CLASS(1)
           ----                                                    --------------      ----------------------      --------
           Peter K. Hilal, M.D. for Hilal Capital Management
              LLC and Hilal Capital Partners LLC(2)............    Common Shares             2,452,773              12.5%
           Warburg, Pincus Funds(3)............................    Common Shares             2,324,554              12.2%
           GeneVest Inc. (4)...................................    Common Shares             1,682,034               8.8%
           Franklin Resource, Inc.(5)..........................    Common Shares             2,414,290              12.7%

----------
(1) The information in this table is based on our records, information provided to us by directors and executive officers and a review of any Schedules 13D and 13G filed in 2000 and 2001 by our shareholders with the Securities and Exchange Commission. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Our common shares subject to options and/or warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options and/or warrants but are not deemed outstanding for computing the percentage ownership of any other person. This information is based on 19,017,035 voting shares outstanding as of February 28, 2001, which includes 2,737,298 common shares issuable upon conversion of our Series A preferred shares as of February 28, 2001. The number of common shares issuable upon conversion of our Series A preferred shares will increase as the dividends payable thereon accrue.

(2) Consists of (i) 1,496,458 common shares, (ii) 413,217 common shares issuable upon conversion of 3,948 Series A preferred shares and (iii) 543,098 common shares issuable upon exercise of warrants held by Hilal Capital International, Ltd., Hilal Capital, LP and Hilal Capital QP, LP. Hilal Capital Management LLC is the investment manager of Hilal Capital International, Ltd., and has investment and dispositive power over the securities held by Hilal Capital International, Ltd. Hilal Capital Partners LLC is general partner of Hilal Capital, LP and Hilal Capital QP, LP, and has investment and dispositive power over the securities held by those funds. Peter K. Hilal, M.D. manages and has sole discretion over Hilal Capital Management LLC and Hilal Capital Partners LLC, and, in that capacity, has ultimate investment and dispositive power over securities held by all of those funds.

       For a description of the changes in ownership of our Company by these shareholders, please see "Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources - INSTITUTIONAL LOANS."

(3) Consists of (i) 1,098,210 common shares held by Warburg, Pincus Equity Partners, L.P., which includes 1,098,142 common shares issuable upon conversion of Series A preferred shares which it owns; (ii) 1,162,124 common shares held by Warburg, Pincus Ventures International, L.P., which includes 1,162,092 common shares issuable upon conversion of Series
       A preferred shares which it owns; (iii) 34,863 common shares held by Warburg, Pincus Netherlands Equity Partners, I, C.V., which includes 34,854 common shares issuable upon conversion of Series A preferred shares which it owns; (iv) 23,242 common shares held by Warburg, Pincus Netherlands Equity Partners, II, C.V., which includes 23,236 common shares issuable upon conversion of Series A preferred shares which it owns; (v) 5,807 common shares held by Warburg, Pincus Netherlands Equity Partners III, C.V., which includes 5,757 common shares issuable upon conversion of Series A preferred shares which it owns; and (vi) 308 common shares held by Warburg Pincus & Co. Warburg, Pincus & Co. ("WP") is the sole general partner of each of these funds. Each of these funds is managed by E.M. Warburg, Pincus & Co., LLC
       ("EMW LLC"). Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC, and may be deemed to control both entities. Jonathan S. Leff, a director of our company, is a general partner of WP and a managing director and member of EMW LLC. Mr. Leff may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934, as amended) in an indeterminate portion of the shares beneficially owned by these shareholders. Mr. Leff disclaims beneficial ownership of all such shares.

       For a description of the changes in ownership of our Company by the Warburg Pincus Funds since 1999, please see "Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources - WARBURG PINCUS FINANCING ."

(4) GeneVest Inc. is a Canadian company incorporated pursuant to the laws of Alberta, Canada. Mr. Sheldon Inwentash, one of our directors, is the President and Chief Executive Officer of GeneVest and, together with his affiliates, beneficially owns approximately 45% of GeneVest's issued and outstanding common shares.

       In June 2000, we filed a registration statement with the Securities and Exchange Commission covering 1,927,134 common shares owed by GeneVest Inc. (see "Related Party Transactions" below). Since June 30, 2000, Genevest has sold 245,100 common shares in open market transactions. In February 2000, pursuant to rule 10b5-1 of the Securities Exchange Act of 1934, as amended, Mr. Inwentash adopted a plan to sell certain shares during 2001 which he beneficially owns or which he may be deemed to beneficially own, including certain shares owned by GeneVest.

(5) Franklin Adviser, Inc., as investment advisor to Franklin Resources, Inc., has sole investment and dispositive power over these securities. Charles B. Johnson and Robert H. Johnson, Jr. each own in excess of 10% of the outstanding common stock of Franklin Resources, Inc., and may be deemed (for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) to be the beneficial owners of these securities.

       As of February 28, 2001, there were 26,153 Series A preferred shares issued and outstanding. Of those shares, 22,205 (84.9%) are owned by certain affiliated funds managed by E.M. Warburg, Pincus & Co., LLC, and the other 3,948 (15.1%) are owned by the Hilal Funds. For more information regarding our Series A preferred shares and the Warburg Pincus and Hilal funds, see "Item
5. Operating and Financial Review and Prospects -Liquidity and Capital
Resources."

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

       On February 28, 2001, 14,395,830 of our common shares were held by 49 U.S. record holders and 26,153 of our Series A preferred shares were held by 8 U.S. record holders.

RELATED PARTY TRANSACTIONS

       Dr. John K. Stevens, served as the President and Chief Executive Officer of our company until his retirement in July 1999. In accordance with the terms of his employment agreement, Dr. Stevens received a severance package of two years salary plus benefits. We extended the termination date of Dr. Stevens' options until 2003. In November 1999, Dr. Stevens retired as Chairman of the Board of

Directors. In 2000, we paid Dr. Stevens $210,400. Under the terms of our agreement with Dr. Stevens, he is entitled to receive an additional $105,200 during 2001, subject to certain conditions.

      In November 1999, Dr. Chalom Sayada's employment as our Vice President for European Business Development was terminated. In connection with his termination of employment, we paid him $262,500. In addition, we retained him as a consultant to provide marketing and strategy services to us for 18 months. In consideration of such services, he earned $151,248 in 2000 and will earn approximately $44,000 for the remaining 4 months of service.

      In June 2000 we filed a registration statement with the Securities and Exchange Commission covering 1,927,134 common shares owed by GeneVest Inc. Mr. Sheldon Inwentash, one of our directors, is the President and Chief Executive Officer of GeneVest and, together with his affiliates, beneficially owns approximately 45% of GeneVest's issued and outstanding common shares.

      During 2000, we paid an aggregate of $64,487 in consulting fees to Clinical Partners, Inc. in connection with clinical studies performed by Clinical Partners for us. Richard T. Daly, our President and Chief Executive Officer, is the founder and was previously the Chairman and President of Clinical Partners.

      For a description of transactions between the company, and the Hilal Funds and the Warburg Pincus Funds, see "Item 5. Operating and Financial Review and Prospects -Liquidity and Capital Resources."

ITEM 8.  FINANCIAL INFORMATION.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

      See Item 19(a) for audited consolidated financial statements.

      LEGAL PROCEEDINGS

      We are not a party to any material legal proceedings.

      On December 27, 1999, Applera filed a lawsuit against our company in the United States District Court for the Northern District of California claiming that our DNA sequencing equipment and products infringe certain patents licensed to Applera by the California Institute of Technology. On April 25, 2000, we entered into a worldwide licensing and collaboration agreement with Applera whereby we gained access to certain patents and intellectual property owned or exclusively licensed by Applera including the patents that were the subject of the lawsuit. In connection with the agreement, the lawsuit was withdrawn. For more information on our licensing and collaboration agreement with Applera, see "Item 4. Information about the Company-Business Overview-Proprietary Rights."

      DIVIDEND POLICY

      COMMON SHARES. We have not declared or paid any cash dividends on our common shares. We currently intend to retain any future earnings for use in the operation and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the foreseeable future.

      SERIES A PREFERRED SHARES. Dividends on our Series A preferred shares accrue at the rate of 9% per year until July 2002, and 4% per year thereafter. Dividends may not be paid until July 2002. Beginning in August 2000, at our option, we may pay dividends in cash. If dividends are not paid in cash, they will continue to accrue.

SIGNIFICANT CHANGES

None.

ITEM 9.  THE OFFER AND LISTING.

NATURE OF TRADING MARKET

      Our common shares are traded on the Nasdaq National Market under the symbol "VGIN". Our common shares are not listed or quoted for trading on securities markets outside of the United States. The following table sets forth, for the periods indicated, high and low sale prices of our common shares as reported on the Nasdaq National Market. Our Series A preferred shares are not listed or quoted for trading on any securities market.


                                                   HIGH         LOW
                                                   ----         ----
ANNUAL MARKET PRICES
    Fiscal Year ended December 31, 1996 ..     $    11.50  $    7.75
    Fiscal Year ended December 31, 1997 ..     $    14.25  $    2.38
    Fiscal Year ended December 31, 1998 ..     $    14.00  $    6.00
    Fiscal Year ended December 31, 1999 ..     $    34.63  $    8.88
    Fiscal Year ended December 31, 2000 ..     $   119.13  $   19.38

QUARTERLY MARKET PRICES
    FISCAL YEAR ENDED DECEMBER 31, 1999
    First Quarter ........................     $    21.75  $   10.00
    Second Quarter .......................     $    21.81  $   15.31
    Third Quarter ........................     $    22.81  $    8.88
    Fourth Quarter .......................     $    34.63  $   15.00
    FISCAL YEAR ENDED DECEMBER 31, 2000
    First Quarter ........................     $   119.13  $   29.00
    Second Quarter .......................     $    50.44  $   19.38
    Third Quarter ........................     $    49.38  $   28.00
    Fourth Quarter .......................     $    44.25  $   21.75
    FISCAL YEAR ENDED DECEMBER 31, 2001
    First Quarter (through March 15, 2001)     $    37.45  $   20.50

MONTHLY MARKET PRICES
    September 2000 .......................     $    48.75  $   39.00
    October 2000 .........................     $    44.25  $   21.75
    November 2000 ........................     $    36.00  $   25.38
    December 2000 ........................     $    39.00  $   24.00
    January 2001 .........................     $    37.45  $   28.00
    February 2001 ........................     $    35.13  $   25.25
    March 2001 (through March 15, 2001) ..     $    30.50  $   20.50

ITEM 10.  ADDITIONAL INFORMATION.

BY-LAWS AND ARTICLES OF INCORPORATION

      The company's Restated Articles of Incorporation, which we refer to as our articles of incorporation, are on file with the Ministry of Consumer and Commercial Relations under Ontario Corporation Number 1079808. Our articles of incorporation do not include a stated purpose.

      DIRECTORS

      A director of our company need not be a shareholder. In accordance with our by-laws and the Ontario Business Corporations Act, a majority of our directors must be residents of Canada. The Ontario Business Corporations Act requires that a person must be at least 18 years of age, be of sound mind and not be bankrupt in order to serve as a director. Neither our articles of incorporation or by-laws, nor the Ontario Business Corporations Act, impose any mandatory retirement requirements for directors.

      A director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with our company shall disclose to the company the nature and extent of his interest at the time and in the manner provided by the Ontario Business Corporations Act. The Ontario Business Corporations Act prohibits such a director from voting on any resolution to approve the contract or transaction unless the contract or transaction:

  o is an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the company or an affiliate;

  o relates primarily to his or her remuneration as a director, officer, employee or agent of the company or an affiliate;

  o   is for indemnity or insurance; or

  o   is with an affiliate.

      Our board of directors may, on behalf of the company and without authorization of our shareholders:

  o   borrow money upon the credit of the company;

  o issue, reissue, sell or pledge bonds, debentures, notes or other evidences or indebtedness or guarantees of our company, either secured or unsecured;

  o subject to certain disclosure requirements of the Ontario Business Corporations Act, give, directly or indirectly, financial assistance to any person by means of a loan, a guarantee or otherwise on behalf of our company to secure performance or any present or future indebtedness, liability or obligation of any person; and

  o mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal property of our company, including book debts, rights, powers, franchises and undertakings, to secure any bonds, debentures, notes or other evidences of indebtedness or guarantee or any other obligation of the company.

      COMMON SHARES

      Our articles of incorporation authorize the issuance of an unlimited number of common shares. The holders of the common shares of our company are entitled to receive notice of and to attend all meetings of the shareholders of our company and have one vote for each common share held at all meetings of the shareholders of our company, except for meetings at which only holders of another specified class or series of shares of the company are entitled to vote separately as a class or series.

      Subject to the prior rights of the holders of preferred shares of our company and to any other shares ranking senior to the common shares with respect to priority in the payment of dividends, the holders of common shares are entitled to receive dividends and our company will pay dividends, as and when declared by our Board of Directors, out of moneys properly applicable to the payment of dividends, in such amount and in such form as our Board of Directors may from time to time determine, and all dividends which our Board of Directors may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding.

      In the event of the dissolution, liquidation or winding-up of the company, whether voluntary or involuntary, or any other distribution of assets of the company among its shareholders for the purpose of winding up its affairs, subject to the prior rights of the holders of preferred shares and to any other shares ranking senior to the common shares with respect to priority in the distribution of assets upon dissolution, liquidation or winding-up, the holders of the common shares will be entitled to receive the remaining property and assets of the company.

      PREFERRED SHARES

      Our articles of incorporation authorize the issuance of an unlimited number of preferred shares, in one or more series. The Ontario Business Corporations Act does not impose restrictions upon our Board of Directors issuing preferred shares of the type authorized by our articles of incorporation. Our Board of Directors may fix, before issuing, the number of preferred shares of each series, the designation, rights, privileges, restrictions and conditions attaching to the preferred shares of each series, including, any voting rights, any right to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means of determining the dividends, the dates of payment, any terms and conditions of redemption or purchase, any conversion rights, and any rights on the liquidation, dissolution or winding-up of the company, any sinking fund or other provisions, the whole to be subject to the issue of a Certificate of Amendment setting forth the designation, rights, privileges, restrictions and conditions attaching to the preferred shares of the series.

      Our articles of incorporation require that preferred shares of each series must, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the company, whether voluntary or involuntary, rank on a parity with the preferred shares of every other series. However, we are prohibited from issuing any equity securities that have rights as to dividends and upon liquidation that are senior or equal in rank to the Series A preferred shares without the approval of the holders of a majority of the Series A preferred shares. Therefore, if we wish to issue a series of preferred shares with rights equal or superior to those of our Series A preferred shares we must obtain the approval of the holders of our Series A preferred shares. If we wish to issue a series of preferred shares with rights superior or inferior to those of our Series A preferred shares, we must obtain the approval of our Series A preferred shareholders and our common shareholders to amend our articles of incorporation. If any amount of cumulative dividends (whether or not declared) or declared non-cumulative dividends or any amount payable on any such distribution of assets constituting a return of capital in respect of the preferred shares of such series shall participate ratably with the preferred shares of every other series in respect of all such dividends and amounts.

      SERIES A PREFERRED SHARES

      On July 15, 1999, our Board of Directors authorized the issuance of 33,950 shares of Series A Convertible Preferred Shares. We have issued 33,948 Series A preferred shares, of which, as of February 28, 2001, 7,795 have been converted and 26,153 remain outstanding. The Series A preferred shares are convertible at the holders' option into common shares at $11.00 per share.
Upon conversion, the holders will also receive common shares, at the conversion price of $11.00 per share, equal to the amount of all accrued and unpaid dividends. The Series A preferred shares contain provisions under which the conversion price would be reduced on a weighted average basis if we issue shares, options or certain other securities at prices lower than the conversion price (subject to certain exceptions), and will also be adjusted upon the issuance of certain other securities, certain recapitalization events and in certain other circumstances to protect the holders against the dilutive effect of those events.

      Dividends on the Series A preferred shares accrue quarterly at the rate of 9% per year during the first three years after issuance, and 4% per year thereafter and are compounded annually. Dividends are not payable for the first three years. After three years, at our option, we may pay dividends in cash. If dividends are not paid in cash, they will continue to accrue.

      After the third anniversary and prior to the seventh anniversary of the date of issuance of the Series A preferred shares, we have the right to redeem the outstanding Series A preferred shares at a price, which we call the redemption price, equal to $1,000 per share, plus accrued but unpaid dividends, provided that the price of our common shares on the Nasdaq National Market equals or exceeds 150% of the conversion price for 20 trading days during a consecutive 30-day period ending within 10 days before we notify shareholders of the redemption. We will be required to redeem one-third of any remaining outstanding Series A preferred shares on each of the seventh, eighth and ninth anniversaries of the date of issuance at the redemption price, and we will be permitted to redeem the Series A preferred shares at any time beginning on the seventh anniversary after issuance. If we fail to redeem the Series A preferred shares as required, the holders may appoint a majority of our Board of Directors, who will continue to serve until we have redeemed the Series A preferred shares as required.

      The holders of Series A preferred shares are entitled to vote as a group with the holders of common shares on all matters except that holders of Series A preferred shares are entitled to vote separately for one director and are not entitled to participate in the vote for any other directors of our company. On all other matters, each holder of a Series A preferred share is entitled to the number of votes equal to the number of common shares the holder is entitled to receive upon conversion of his Series A preferred shares. Our agreements with the holders of, and the terms of, the Series A preferred shares provide that we are prohibited from declaring or issuing any dividends to holders of our common shares before paying all unpaid dividends on the Series A preferred shares. We also are prohibited from issuing any equity securities that have rights as to dividends and liquidation that are senior or equal in rank to the Series A preferred shares without approval of the holders of a majority of the Series A preferred shares. If our company were to be liquidated or sold or under certain other circumstances, holders of Series A preferred shares would be entitled to receive an amount equal to $1,000 per share, plus accrued dividends, before holders of our common shares would be entitled to any distributions.

      Certain holders of our Series A preferred shares are also entitled to certain other rights, including the right to participate, on a pro rata basis, in future company financings, subject to certain exceptions. If we propose to sell equity securities of any kind, including debt securities convertible into equity securities, certain holders of our Series A preferred shares are entitled to purchase a proportional amount of the securities being offered based on the number of common shares they own assuming conversion of all convertible securities. These holders are not entitled to exercise this right in connection with securities issued: (i) to the public in a firm commitment underwriting;
(ii) upon exercise of any of our options or warrants outstanding on July 15, 1999; (iii) pursuant to the acquisition of another entity by us or one of our subsidiaries by merger, purchase of substantially all of the assets or other form of reorganization; (iv) in connection with our acquisition or license of technology rights or other assets; (v) pursuant to our stock option plans, stock bonus plans, stock purchase plans or other compensation equity agreements or programs; or (vi) upon conversion or exercise of any equity securities, such as warrants, options, or other rights to acquire equity securities and debt securities convertible into equity securities. The right of these holders to participate in future offerings in this manner provides those holders with the opportunity to avoid having their ownership interest in our company diluted under certain circumstances when the interest of our common shareholders would be diluted.

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

      ACTION NECESSARY TO CHANGE RIGHTS OF SHAREHOLDERS

      In order to change the rights of our shareholders, we would need to amend our articles of incorporation to effect the change. Such an amendment would require the approval of holders of two-thirds of the shares cast at a duly called special meeting. If we wish to amend the rights of holders of a specific class of shares, such approval would also be required from the holders of that class. A shareholder is entitled to dissent in respect of such a resolution and, if the resolution is adopted and the company implements such changes, demand payment of the fair value of its shares.

      MEETINGS OF SHAREHOLDERS

      An annual meeting of shareholders is held each year for the purpose of considering the financial statements and reports, electing directors, appointing auditors and for the transaction of other business as may be brought before the meeting. The President or the Board of Directors has the power to call a special meeting of shareholders at any time.

      Notice of the time and place of each meeting of shareholders must be given not less than 21 days, nor more than 50 days, before the date of each meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of meeting of shareholders called for any other purpose other than consideration of the minutes of an earlier meeting, financial statements and auditor's report, election of directors and reappointment of the incumbent auditor, must state the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgment on and must state the text of any special resolution or by-law to be submitted to the meeting.

      The only persons entitled to be present at a meeting of shareholders are those entitled to vote, the directors of the company and the auditor of the company. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting. If a corporation is winding-up, the Ontario Business Corporations Act permits a liquidator appointed by the shareholders, during the continuance of a voluntary winding-up, to call and attend meetings of the shareholders. In circumstances where a court orders a meeting of shareholders, the court may direct how the meeting may be held, including the parties entitled, or required, to attend the meeting.

      LIMITATIONS ON RIGHT TO OWN SECURITIES

      There is no limitation imposed by Canadian law or by our articles or other charter documents on the right of a nonresident to hold or vote common shares or preference shares with voting rights (collectively, "Voting Shares"), other than as provided in the Investment Canada Act (the "Investment Act"), as amended by the World Trade Organization Agreement Implementation Act. The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian," as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in Voting Shares by a non-Canadian (other than a "WTO Investor," as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of our company, and the value of the assets of our company were Cdn$5.0 million or more (provided that immediately prior to the implementation of the investment our company was not controlled by WTO Investors). An investment in Voting Shares by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment our company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of our company (in 2001) and the value of the assets of our company equaled or exceeded Cdn$209.0 million. A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of our company for purposes of the Investment Act if he or she acquired a majority of the Voting Shares. The acquisition of less than a majority, but at least one-third of our Voting Shares, would be presumed to be an acquisition of control of our company, unless it could be established that we were not controlled in fact by the acquirer through the ownership of Voting Shares. In general, an individual is a WTO Investor if he or she is a "national" of a country (other than Canada) that is a member of the World Trade Organization ("WTO Member") or has a right of permanent residence in a WTO Member. A corporation or other entity will be a "WTO Investor" if it is a "WTO investor-controlled entity," pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member.

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

      CHANGE OF CONTROL

      Our authorized capital consists of an unlimited number of preferred shares. The Board of Directors, without any further vote by the common shareholders, has the authority to issue preferred shares and to determine the price, preferences, rights and restrictions, including voting and dividend rights, of these shares. The rights of the holders of common shares are subject to the rights of holders of any preferred shares that the Board of Directors may issue in the future. That means, for example, that we can issue preferred shares with more voting rights, higher dividend payments or more favorable rights upon dissolution, than the common shares. If we issued certain types of preferred shares in the future, it may also be more difficult for a third-party to acquire a majority of our outstanding voting shares.

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

MATERIAL CONTRACTS

      The following is a summary of our company's material contracts, entered into since January 1, 1999.

      1. Employment Agreement, dated July 7, 1999, by and among Visible Genetics Corporation, Visible Genetics Inc. and Richard Daly. Pursuant to the terms and conditions of this agreement, Mr. Daly agreed to act as the President and Chief Executive Officer of our company in consideration of a salary and benefits commensurate with that position.

      2. Amendment No. 2 to Term Loan Agreement, dated as of April 30, 1999 to the Guarantee dated as of April 30, 1998, by and among Visible genetics Inc., Hilal Capital, L.P., Hilal Capital Q.P.,

L.P., Hilal Capital International, Ltd., Highbridge International LLC, C.J. Partners L.P. and Hilal Capital Management LLC, as adviser for Leo Holdings, Inc. Pursuant to the terms and conditions of this agreement, we and the Hilal Funds agreed to delay the payment date of a $7.0 million loan, which was originally due on April 29, 1999, to December 31, 1999, and to move up the payment date of a $1.0 million loan, which was originally payable on December 28, 1999, to July 1, 1999. In addition, we granted the Hilal Funds warrants to purchase an additional 140,000 common shares which may be exercised until April 30, 2006, at a price of $17.00 per share.

      3. Securities Purchase Agreement, dated as of July 15, 1999 by and among Visible Genetics Inc., Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V. Pursuant to the terms and conditions of this agreement, certain affiliated funds managed by E.M. Warburg, Pincus & Co., LLC, who we refer to as the Warburg Pincus Funds, invested $30.0 million in our company. In consideration for this investment, we issued to the Warburg Pincus Funds 30,000 Series A preferred shares convertible at the holders' option into common shares at $11.00 per share, and warrants to purchase 1,100,000 common shares exercisable for four years at a purchase price of $12.60 per share.

      4. Registration Rights Agreement, dated as of July 15, 1999, by and among Visible Genetics Inc., Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V. Pursuant to the terms and conditions of this agreement, the Warburg Pincus Funds received registration rights for the common shares issuable upon the conversion of their 30,000 Series A preferred shares and the exercise of their warrants to purchase 1.1 million common shares.

      5. Common Shares Purchase Agreement, dated December 14, 1999, by and among Visible Genetics Inc. and the Investors who are signatories thereto. Pursuant to the terms and conditions of this agreement, various institutional investors purchased 1,916,000 common shares of our company in a private placement. The investors paid $15 per share and we received net proceeds of $26.7 million from the private placement. The institutional investors included the Warburg Pincus Funds, the Hilal Funds, certain investors who had purchased our common shares in a November 1998 private placement and certain new institutional investors. In addition, the investors were granted registration rights for these shares.

      6. Registration Rights Agreement, dated December 14, 1999, by and among Visible Genetics Inc. and the Investors who are signatories thereto. Pursuant to the terms and conditions of this agreement, various institutional investors received registration rights for the 1,916,000 common shares purchased by them in a private placement.

      7. Lease between Visible Genetics Corp. and Dukes-Weeks Realty Limited Partnership, dated December 22, 1999. Lease of approximately 99,822 square feet in Suwanee Georgia, for a term of 10 years, commencing on February 15, 2000.

      8. Lease, dated March 27, 2000, by and between Visible Genetics Inc., as Tenant and LuCliff Company Limited, as Landlord. Pursuant to the terms and conditions of this agreement, we will lease approximately 20,628 square feet of property located at 700 Bay Street, Toronto, Canada, for a term from June 2000 to May 2005.

      9. Underwriting Agreement, dated March 30, 2000, by and among, FleetBoston Robertson Stephens Inc., PaineWebber Incorporated, Warburg Dillon Read LLC, Roth Capital Partners, Inc., as representatives of the several underwriters, and Visible Genetics Inc. Pursuant to the terms and conditions of this agreement, we completed an underwritten follow-on public offering of 2,090,000 common shares at $38 per share. All of the shares were sold by us. After underwriting discounts, but before related fees and expenses, we received proceeds of $75.4 million.

      10. Licensing and Collaboration Agreement, dated April 25, 2000, by and between Visible Genetics Inc. and Applera Corporation, Applied Biosytems Group (formerly PE Biosystems). Pursuant to the terms and conditions of this agreement, we gained access to certain patents and intellectual property owned or exclusively licensed by Applera. We will pay Applera a total licensing fee of $25.0 million over a period of four years, and will also make royalty payments to Applera based on sales in return for access to the Applera technology and installed instrument customer base. We may terminate the agreement upon 60 days written notice to Applera and either party may terminate the agreement under certain other limited circumstances.

      11. Lease, dated October 1, 2000, by and between Visible Genetics Inc., as Tenant and LuCliff Company Limited, as Landlord. Pursuant to the terms and conditions of this agreement, we will lease approximately 6,876 square feet of property located at 700 Bay Street, Toronto, Canada, for a term from November 2000 to May 2005.

      12. Lease, dated November 30, 2000, by and between Visible Genetics Inc., as Tenant and LuCliff Company Limited, as Landlord. Pursuant to the terms and conditions of this agreement, we will lease approximately 6,876 square feet of property located at 700 Bay Street, Toronto, Canada, for a term from June 2001 to November 2001.

EXCHANGE CONTROLS

      There is no law, government decree or regulation in Canada restricting the export or import of capital or affecting the remittance of dividends, interest or other payments to a nonresident holder of common shares, other than withholding tax requirements.

TAXATION

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

      The following summary describes certain material Canadian federal income tax consequences generally applicable to a holder of common shares and a holder of Series A preferred shares each of whom at all relevant times, for purposes of the Income Tax Act (Canada) (the "ITA"), (i) acquires and holds such shares as capital property (including common shares acquired on a conversion of Series A preferred shares) and (ii) deals at arm's length with our company and, in case of a holder of Series A preferred shares, is a resident of the United States and not a resident of Canada for purposes of the Canada-United States Income Tax Convention, 1980 (a "Holder" and a "Series A Holder", with reference to a holder of common shares and a holder of Series A preferred shares, respectively). Generally, common shares and Series A preferred shares will be considered to be capital property to a Holder or a Series A Holder provided that such Holder or Series A Holder does not use or hold such shares in the course of carrying on a business, has not acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade, and is not a financial institution subject to the rules whereby gains and losses on certain securities are recorded on a mark-to-market basis. Some Holders may be entitled to have their common shares treated as capital property by making the irrevocable election in subsection 39(4) of the ITA.

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

      A NonResident Holder whose common shares constitute or are deemed to constitute taxable Canadian property and who would not be eligible for an exemption from tax under the ITA in respect of any gains realized on the disposition of such shares pursuant to an applicable international tax treaty is referred to the discussion below under "Canadian Residents - DISPOSITION OF COMMON SHARES" for information regarding the treatment of the disposition under the ITA.

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

      As discussed below under "Canadian Residents - DISPOSITION OF COMMON SHARES", a purchase of common shares by our company (other than a purchase of common shares by our company on the open market in a manner in which shares would normally be purchased by any member of the public in the open market) will give rise to a deemed dividend under the ITA. Any such dividend deemed to have been received by a NonResident Holder will be subject to non-resident withholding tax as described above. The amount of any such deemed dividend will reduce the proceeds of disposition of the common share to the NonResident Holder for the purpose of computing the amount of the NonResident Holder's capital gain or loss under the ITA.

CANADIAN RESIDENTS

      TAXATION OF DIVIDENDS. Dividends received on a common share held by a Holder who at all relevant times, is a resident of Canada for purposes of the ITA (a "Resident Holder"), will be required to be included in the Resident Holder's income as computed under the ITA. Under Part I of the ITA, gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations by individuals will apply to dividends received by the a Resident Holder who is an individual. Dividends received by a Resident Holder that is a corporation normally will be deductible in computing the taxable income of the Resident Holder. Certain corporations may be liable to pay a 331/3% refundable tax under Part IV of the ITA on such dividends.

      DISPOSITION OF COMMON SHARES. Upon the disposition or deemed disposition of a common share, a Resident Holder will realize a capital gain (or a capital loss) to the extent that the proceeds of disposition are greater than (or less than) the aggregate of the adjusted cost base to the Resident Holder of the common share and any reasonable costs of disposition.

      Pursuant to the Proposed Amendments, subject to certain transitional rules which apply in certain circumstances, one-half of any capital gain, referred to as a taxable capital gain, realized by a Resident Holder will be included in the Resident Holder's income for the year of disposition and one-half of any capital loss, referred to as an allowable capital loss, realized by a Resident Holder may be deducted from the Resident Holder's taxable capital gains for the year of disposition. Subject to the detailed rules in the ITA and the Proposed Amendments, any excess of allowable capital losses over taxable capital gains of the Resident Holder may be carried back up to three years and forward indefinitely and deducted against net taxable capital gains in those other years. Where capital losses net of capital gains realized in one taxation year are applied to capital gains net of capital losses realized in another taxation year for which there is a different inclusion rate, the amount of such net capital losses will be adjusted to match the inclusion rate applicable to such net capital gains. In certain cases, a capital loss otherwise determined from the disposition of a common share may be reduced by the amount of dividends previously received.

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

TREATMENT OF DIVIDEND DISTRIBUTIONS

      Subject to the discussion below under "Tax Status Of The Company - Passive Foreign Investment Companies," a distribution by our company to a U.S. Holder in respect of the common shares (including the amount of any Canadian taxes withheld thereon) will generally be treated for United States federal income tax purposes as a dividend to the extent of our company's current and accumulated earnings and profits, as determined under United States federal income tax principles. To the extent, if any, that the amount of any such distribution exceeds our company's current and accumulated earnings and profits, as so computed, it will first reduce the U.S. Holder's tax basis in the common shares owned by him, and to the extent it exceeds such tax basis, it will be treated as capital gain from the sale of common shares.

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

SALE OR EXCHANGE OF A COMMON SHARE

      Subject to the discussion below under "Tax Status Of The Company - Passive Foreign Investment Companies," the sale or exchange by a U.S. Holder of a common share generally will result in the recognition of gain or loss by the U.S. Holder in an amount equal to the difference between the amount realized and the U.S. Holder's basis in the common share sold. Such gain or loss will be capital gain or loss provided that the common share is a capital asset in the hands of the holder. The gain or loss realized by a noncorporate U.S. Holder on the sale or exchange of a common share will be long-term capital gain or loss subject to tax at a maximum tax rate of 20% if the common share had been held for more than one year. If the common share had been held by such noncorporate U.S. Holder for not more than one year, such gain will be short-term capital gain subject to tax at a maximum rate of 39.6%. Finally, gain realized by a noncorporate U.S. Holder with respect to common shares acquired after December 31, 2000 and held for more than five years, shall be taxed at a maximum rate of 18%. Gain realized by a corporate U.S. Holder will be subject to tax at a maximum rate of 35%. Gains recognized by a U.S. Holder on a sale, exchange or other disposition of common shares generally will be treated as United States source income for United States foreign tax credit purposes. A loss recognized by a U.S. Holder on the sale, exchange or other disposition of common shares generally is allocated to U.S. source income under recently finalized regulations. However, those regulations require such loss to be allocated to foreign source income to the extent certain dividends were received by the taxpayer within the 24-month period preceding the date on which the taxpayer recognized the loss. The deductibility of a capital loss recognized on the sale, exchange or other disposition of common shares is subject to limitations. A U.S. Holder that receives foreign currency upon disposition of common shares and subsequently converts the foreign currency into U.S. dollars generally will have foreign exchange gain r loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar. U.S. Holders should consult their own tax advisors regarding treatment of any foreign currency gain or loss on any Canadian dollars received in respect of the sale, exchange or other disposition of common shares.

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

corporation's gross income derived from U.S. sources or effectively connected with a U.S. trade or business, as specifically adjusted, is from certain passive sources such as dividends and royalty payments. Such a corporation generally is taxed (currently at a rate of 39.6% of "undistributed personal holding company income") on the amounts of such passive source income, after making adjustments such as deducting dividends paid and income taxes, that are not distributed to shareholders. We believe that our company was not a PHC in 2000 and is not currently a PHC. However, no assurance can be given that either test will not be satisfied in the future.

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

      We do not believe our company was a PFIC during 2000. However, there can be no assurance that our company will not be classified as a PFIC in 2001 or thereafter because the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. Holders who hold common shares during a period when our company is a PFIC will be subject to the foregoing rules, even if our company ceases to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election. U.S. Holders are urged to consult with their own tax advisors about making a QEF Election or Mark-to-Market Election and other aspects of the PFIC rules.

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

DOCUMENTS ON DISPLAY

      We have filed this Annual Report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Statements made in this annual report as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

      We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which we file with the Securities and Exchange Commission, including this Annual Report on Form 20-F, may be inspected and copied at the public reference facilities of the Securities and Exchange Commission at:

      450 Fifth Street N.W.     7 World Trade Center         500 West Madison Street
      Room 1024                 New York, New York 10048     Suite 1400
      Washington D.C.  20549                                 Chicago, Illinois 60661


      You can also obtain copies of this material by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Additionally, copies of this material may also be obtained from the Securities and Exchange Commission's Internet site at http://www.sec.gov. The Commission's telephone number is 1-800-SEC-0330.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

      INTEREST RATE RISK. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. We currently maintain an investment portfolio primarily of United States Treasury obligations. The average duration of all of our investments in 2000 was less than one year. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments. Therefore, no quantitative tabular disclosure is required.

      FOREIGN CURRENCY RATE FLUCTUATIONS. Our financial statements are prepared in U.S. dollars and much of our business is conducted in U.S. dollars. However, we incur expenses in Canadian dollars and in other foreign currencies. We also sell products to customers in foreign countries and bill those customers in local currencies at predetermined exchange rates. As our business expands, we anticipate that we will increasingly incur expenses and bill and receive payments in local currencies at prevailing exchange rates. As a result, we may suffer losses due to fluctuations in the exchange rates between the U.S. dollar and the Canadian dollar and the U.S. dollar and the currencies of other countries. We currently engage in limited foreign exchange hedging activities by sometimes purchasing Canadian funds before they are actually required to protect ourselves against the risk of losses due to fluctuations in exchange rates. We do not currently engage in hedging activities for any other foreign currencies.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

      Not Applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

      None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS.

      There were no material modifications effecting the rights of securities holders made during the fiscal year ended December 31, 2000.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS.

      Not applicable.

ITEM 18. FINANCIAL STATEMENTS.

      See the Index to Consolidated Financial Statements accompanying this report on page F-1.

ITEM 19. EXHIBITS.

  3.1    Certificate and Restated Articles of Incorporation of the Company.(1)

  3.2    Certificate and Articles of Amendment of the Company.(2)

  3.3    Amended and Restated Bylaws of the Company.(3)

  4.1    Specimen of Certificate for Common Shares.(4)

  4.2 Certificate of Designations, Number, Voting Powers, Preference and Rights of Series A Convertible Preferred Shares of Visible Genetics Inc.(5)

 10.1    Visible Genetics Inc. Employee Pool Stock Option Plan.(6)

 10.2    Visible Genetics Inc. 1997 Director Option Plan.(7)

 10.3 Visible Genetics Inc. Employee Share Option Plan, Amended through May 19, 1999.(8)

 10.4    Visible Genetics Inc. Employee Share Ownership Plan.(9)

 10.5    Visible Genetics Inc. 2000 Employee Share Option Plan.(10)

 10.6 PCR Diagnostic License Agreement, dated August 18, 1997, by and between Roche Molecular Systems, Inc., F. Hoffmann-La Roche Ltd. and Visible Genetics Inc. (THIS AGREEMENT IS FILED IN REDACTED FORM BASED UPON A GRANT OF CONFIDENTIAL TREATMENT BY THE SEC.)(11)

 10.7 Securities Purchase Agreement, dated as of July 15, 1999, by and among Visible Genetics Inc., Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V.(12)

 10.8 Registration Rights Agreement, dated as of July 15, 1999, by and among Visible Genetics Inc. and the Investors listed on Schedule I thereto.(13)

 10.9 Common Shares Purchase Agreement, dated December 14, 1999, by and among Visible Genetics Inc. and the Investors who are signatories hereto.(14)

 10.10 Registration Rights Agreement, dated as December 14, 1999, by and among Visible Genetics Inc. and each of the Investors to that certain Common Shares Purchase Agreement.(15)

 10.11 Lease between Visible Genetics Corp. and Duke-Weeks Realty Limited Partnership, dated December 22, 1999.(16)

 10.12 Lease between Visible Genetics Inc. and LuCliff Company Limited, dated March 31, 1992.(17)

 10.13 Lease between Visible Genetics Inc. and Royal Trust Corporation of Canada, as trustee and RT Pensior Properties Limited dated June 1, 1996.(18)

 10.14 Lease between Visible Genetics Inc. and Comwest Properties Limited dated July 20, 1998.(19)

 10.15 Lease between Visible Genetics Corp. and the University of Pittsburgh of the Commonwealth System of Higher Education dated Dec 1, 1996.(20)

 10.16 Master Agreement, dated as of February 22, 1996 and executed on April 1, 1996, between Amersham International plc., Amersham Canada Limited and the Company. (THIS AGREEMENT IS FILED IN REDACTED FORM BASED UPON A GRANT OF CONFIDENTIAL TREATMENT BY THE SEC.)(21)

 10.17 Amersham Supply Agreement, dated as of February 22, 1996 and executed on April 1, 1996, between Amersham International plc, Amersham Canada Limited and the Company. (THIS AGREEMENT IS FILED IN REDACTED FORM BASED UPON A GRANT OF CONFIDENTIAL TREATMENT BY THE SEC.)(22)

 10.18 VGI Supply Agreement, dated as of February 22, 1996 and executed on April 1, 1996 between Amersham International plc, Amersham Canada Limited and the Company. (THIS AGREEMENT IS FILED IN REDACTED FORM BASED UPON A GRANT OF CONFIDENTIAL TREATMENT BY THE SEC.)(23)

 10.19 Amendment No. 1 to Guarantee, dated as of April 30, 1999 to the Guarantee dated as of April 30, 1998, by and among Visible Genetics Inc., Hilal Capital, L.P., Hilal Capital QP, LP, Hilal Capital International, Ltd., Highbridge International LLC, C.J. Partners L.P. and Hilal Capital Management LLC, as adviser for Leo Holdings, Inc.(24)

 10.20 Amendment No. 2 to Term Loan Agreement, dated as of April 30, 1999, to the Term Loan Agreement, dated as of April 30, 1999 as amended by Amendment No. 1 to the Term Loan Agreement dated as of September 29, 1998, by and among Visible Genetics Corp., Hilal Capital, L.P., Hilal Capital QP, LP, Hilal Capital International, Ltd., Highbridge International LLC, C.J. Partners L.P. and Hilal Capital Management LLC, as adviser for Leo Holdings, Inc.(25)

 10.21 Letter Agreement between Visible Genetics Inc. and Hilal Capital Management dated July 15, 1999.(26)

 10.22 Underwriting Agreement, dated March 30, 2000, by and among, FleetBoston Robertson Stephens Inc., PaineWebber Incorporated, Warburg Dillon Read LLC, Roth Capital Partners, Inc., as representatives of the several underwriters, and Visible Genetics Inc.(27)

 10.23 Licensing and Collaboration Agreement, dated April 25, 2000, by and among Visible Genetics and Applera Corporation, Applied Biosytems Group (formerly PE Biosystems). (This Agreement is filed in redacted form as it is subject to a request for confidentiality submitted to the SEC).

 10.24 Lease, dated March 27, 2000, by and between Visible Genetics Inc., as Tenant and LuCliff Company Limited, as Landlord.

 10.25 Lease, dated November 30, 2000, by and between Visible Genetics Inc., as Tenant and LuCliff Company Limited, as Landlord.

 10.26 Lease, dated October 1, 2000, by and between Visible Genetics Inc., as Tenant and LuCliff Company Limited, as Landlord.

 10.27 Employment Agreement, dated July 7, 1999, by and among Visible Genetics Corporation, Visible Genetics Inc. and Richard Daly.

----------
(1) Incorporated by reference from Exhibit 3.1 to Amendment No. 1 to the Company's Registration Statement on Form F-1, File No. 333-3118 filed with the Securities and Exchange Commission on May 16, 1996

(2) Incorporated by reference from Exhibit 3.2 to the Company's Annual Report on Form 20-F, File No. 0-28550 filed with the Securities and Exchange Commission on March 13, 2000.

(3) Incorporated by reference from Exhibit 3.2 to Amendment No. 1 to the Company's Registration Statement on Form F-1, File No. 333-3118 filed with the Securities and Exchange Commission on May 16, 1996

(4) Incorporated by reference from Exhibit 4.1 to Amendment No. 1 to the Company's Registration Statement on Form F-1, File No. 333-3118 filed with the Securities and Exchange Commission on May 16, 1996.

(5) Incorporated by reference from Exhibit 4.2 to the Company's Registration Statement on Form F-3, File No.333-91155 filed with the Securities and Exchange Commission on November 17, 1999

(6) Incorporated by reference from Exhibit 4.4 to the Company's Registration Statement on Form S-8, File No. 333-06454 filed with the Securities and Exchange Commission on February 18, 1997.

(7) Incorporated by reference from Exhibit 2.1 to the Company's Annual Report on Form 20-F, File No. 0-28550 filed with the Securities and Exchange Commission on April 28, 1997.

(8) Incorporated by reference from Exhibit 10.3 to the Company's Annual Report on Form 20-F, File No. 0-28550 filed with the Securities and Exchange Commission on March 13, 2000.

(9) Incorporated by reference from Exhibit 2.2 to the Company's Annual Report on Form 20-F, File No. 0-28550 filed with the Securities and Exchange Commission on April 28, 1997.

(10) Incorporated by reference from Exhibit B to the Company's Report on Form 6-K, Filing No. 2 for the Month of April 2000, dated April 19, 2000.

(11) Incorporated by reference from Exhibit 3.11 to the Company's Annual Report on Form 20-F, File No. 0-28550 filed with the Securities and Exchange Commission on July 19, 1999.

(12) Incorporated by reference from Exhibit 10.10 to the Company's Annual Report on Form 20-F, File No. 0-28550 filed with the Securities and Exchange Commission on March 13, 2000.

(13) Incorporated by reference from Exhibit 10.11 to the Company's Annual Report on Form 20-F, File No. 0-28550 filed with the Securities and Exchange Commission on March 13, 2000.

(14) Incorporated by reference from Exhibit 10.12 to the Company's Annual Report on Form 20-F, File No. 0-28550 filed with the Securities and Exchange Commission on March 13, 2000.

(15) Incorporated by reference from Exhibit 10.13 to the Company's Annual Report on Form 20-F, File No. 0-28550 filed with the Securities and Exchange Commission on March 13, 2000.

(16) Incorporated by reference from Exhibit 10.14 to the Company's Annual Report on Form 20-F, File No. 0-28550 filed with the Securities and Exchange Commission on March 13, 2000.

(17) Incorporated by reference from Exhibit 10.15 to the Company's Annual Report on Form 20-F, File No. 0-28550 filed with the Securities and Exchange Commission on March 13, 2000.

(18) Incorporated by reference from Exhibit 10.16 to the Company's Annual Report on Form 20-F, File No. 0-28550 filed with the Securities and Exchange Commission on March 13, 2000.

(19) Incorporated by reference from Exhibit 10.17 to the Company's Annual Report on Form 20-F, File No. 0-28550 filed with the Securities and Exchange Commission on March 13, 2000.

(20) Incorporated by reference from Exhibit 10.18 to the Company's Annual Report on Form 20-F, File No. 0-28550 filed with the Securities and Exchange Commission on March 13, 2000.

(21) Incorporated by reference from Exhibit 10.8 to Amendment No. 1 to the Company's Registration Statement on Form F-1, File No. 333-3118 filed with the Securities and Exchange Commission on May 16, 1996.

(22) Incorporated by reference from Exhibit 10.9 to Amendment No. 1 to the Company's Registration Statement on Form F-1, File No. 333-3118 filed with the Securities and Exchange Commission on May 16, 1996.

(23) Incorporated by reference from Exhibit 10.10 to Amendment No. 1 to the Company's Registration Statement on Form F-1, File No. 333-3118 filed with the Securities and Exchange Commission on May 16, 1996.

(24) Incorporated by reference from Exhibit 10.22 to the Company's Annual Report on Form 20-F, File No. 0-28550 filed with the Securities and Exchange Commission on March 13, 2000.

(25) Incorporated by reference from Exhibit 10.23 to the Company's Annual Report on Form 20-F, File No. 0-28550 filed with the Securities and Exchange Commission on March 13, 2000.

(26) Incorporated by reference from Exhibit 10.24 to the Company's Annual Report on Form 20-F, File No. 0-28550 filed with the Securities and Exchange Commission on March 13, 2000.

(27) Incorporated by reference from Exhibit 1.1 to Amendment No. 1 to the Company's Registration Statement on Form F-3, File No. 333-32258 filed with the Securities and Exchange Commission on March 29, 2000.

                                   SIGNATURES


      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report its behalf.

                                     VISIBLE GENETICS INC.



                                       By: /s/ Richard T. Daly
                                          --------------------------------------
                                          Richard T. Daly
                                          President and Chief Executive Officer


  Date: March 20, 2001

                              VISIBLE GENETICS INC.
                        CONSOLIDATED FINANCIAL STATEMENTS

                     INDEX CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                        PAGE

Audited Consolidated Financial Statements for the years ended December 31, 2000, 1999 and 1998
Independent Auditors' Report..........................................................................   F-2
Consolidated Balance Sheets as at December 31, 2000 and 1999..........................................   F-3
Consolidated Statements of Operations for the years ended December 31, 2000, 1999 and 1998............   F-4
Consolidated Statements of Deficit for the years ended December 31, 2000, 1999 and 1998...............   F-5
Consolidated Statements of Comprehensive Loss for the years ended December 31, 2000, 1999 and 1998....   F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2000, 1999 and 1998............   F-6
Notes to Consolidated Financial Statements............................................................   F-7

                     VISIBLE GENETICS INC. AND SUBSIDIARIES



                          INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF VISIBLE GENETICS INC.

     We have audited the consolidated balance sheets of Visible Genetics Inc. as at December 31, 2000 and 1999 and the consolidated statements of operations, deficit, comprehensive loss, and cash flows for the years ended December 31, 2000, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America and Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for the years ended December 31, 2000, 1999 and 1998 in accordance with generally accepted accounting principles in the United States of America.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Canada
February 16, 2001

                     VISIBLE GENETICS INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS


                                                                             DECEMBER 31

ASSETS                                                                 2000                  1999
                                                                       ----                  ----
Current assets
       Cash and cash equivalents ...............................   $  18,476,303    $   2,792,985
       Short-term investments ..................................      61,922,687       39,894,978
       Trade receivables (net of allowance for doubtful accounts
            of $1,311,530; 1999 - $1,180,801) ..................       3,214,934        5,657,822
       Other receivables (Note 4) ..............................         884,995          668,748
       Prepaid and deposits ....................................         452,124          436,903
       Inventory (Note 5) ......................................       2,268,877        2,600,007
                                                                   -------------    -------------

Total current assets ...........................................      87,219,920       52,051,443
                                                                   -------------    -------------

Fixed assets (Note 6) ..........................................      10,292,282        4,173,335
Patents and licenses (Note 7) ..................................      12,182,112        2,122,367
Other long term assets .........................................         661,591          292,404
                                                                   -------------    -------------

                                                                   $ 110,355,905    $  58,639,549
                                                                   =============    =============
LIABILITIES

Current liabilities
       Accounts payable ........................................   $   3,847,364    $   3,110,442
       Accrued liabilities (Note 8) ............................       5,265,864        3,622,110
                                                                   -------------    -------------
Total current liabilities ......................................       9,113,228        6,732,552
                                                                   -------------    -------------


MANDATORILY REDEEMABLE CONVERTIBLE
     PREFERRED STOCK  (Note 9) .................................      24,397,398       27,555,652
                                                                   -------------    -------------

SHAREHOLDERS' EQUITY

Share capital (Note 10) ........................................     169,717,379       75,422,070
Other equity (Note 10) .........................................        (646,363)       8,987,328
Cumulative translation adjustment ..............................      (1,013,459)        (619,911)
Deficit ........................................................     (91,212,278)     (59,438,142)
                                                                   -------------    -------------
                                                                      76,845,279       24,351,345
                                                                   -------------    -------------
                                                                   $ 110,355,905    $  58,639,549
                                                                   =============    =============


COMMITMENTS AND CONTINGENCIES (Note 15)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                     VISIBLE GENETICS INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                    YEARS ENDED DECEMBER 31
                                                        --------------------------------------------
                                                            2000            1999            1998
                                                            ----            ----            ----
Sales
  Products ..........................................   $ 12,659,783    $ 12,455,775    $  9,421,933
  Services ..........................................        412,780       1,171,145       1,453,415
                                                        ------------    ------------    ------------
                                                          13,072,563      13,626,920      10,875,348
                                                        ------------    ------------    ------------

Costs of sales
  Products ..........................................      9,815,741       8,593,774       5,995,869
  Services ..........................................        317,748         679,112         677,712
                                                        ------------    ------------    ------------
                                                          10,133,489       9,272,886       6,673,581
                                                        ------------    ------------    ------------

Gross margin ........................................      2,939,074       4,354,034       4,201,767
                                                        ------------    ------------    ------------

Expenses:
      Sales, general and administrative (Note 7) ....     28,570,747      19,073,546      11,515,757
      Research and development ......................     10,606,516       7,935,327       6,289,032
      Acquired research and development (Note 11) ...           --              --           420,043
      Exit and termination costs (Note 12) ..........           --         1,329,083            --
                                                        ------------    ------------    ------------
                                                          39,177,263      28,337,956      18,224,832
                                                        ------------    ------------    ------------

Loss from operations before interest ................    (36,238,189)    (23,983,922)    (14,023,065)
Interest income .....................................      4,480,589         694,549         264,195
Interest and financing expense ......................        (16,536)     (1,997,512)     (1,132,091)
                                                        ------------    ------------    ------------
Net loss for the year ...............................    (31,774,136)    (25,286,885)    (14,890,961)

Cumulative preferred dividends and
      accretion of discount attributable to preferred
      stock (Note 9) ................................     (3,656,355)     (1,770,069)           --
                                                        ------------    ------------    ------------

Net loss attributable to common shareholders ........   $(35,430,491)   $(27,056,954)   $(14,890,961)
                                                        ============    ============    ============

Weighted average number of common shares outstanding      14,612,172       9,916,954       7,782,094

Basic and diluted loss per common share .............   $      (2.42)   $      (2.73)   $      (1.91)


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                     VISIBLE GENETICS INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF DEFICIT


                                                                YEARS ENDED DECEMBER 31
                                                     ---------------------------------------------
                                                         2000             1999            1998
                                                         ----             ----            ----
Deficit, beginning of year .......................   $(59,438,142)   $(34,151,257)   $(19,260,296)
Net loss for the year ............................    (31,774,136)    (25,286,885)    (14,890,961)
                                                     ------------    ------------    ------------
Deficit, end of year .............................   $(91,212,278)   $(59,438,142)   $(34,151,257)
                                                     ============    ============    ============


                  CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS


                                                                YEARS ENDED DECEMBER 31
                                                     ---------------------------------------------
                                                         2000             1999            1998
                                                         ----             ----            ----
Net loss for the year ............................   $(31,774,136)   $(25,286,885)   $(14,890,961)
Other comprehensive income:
      Foreign currency translation adjustments ...       (393,548)       (704,733)        112,477
                                                     ------------    ------------    ------------
Comprehensive loss for the year ..................   $(32,167,684)   $(25,991,618)   $(14,778,484)
                                                     ============    ============    ============


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                     VISIBLE GENETICS INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                    YEARS ENDED DECEMBER 31
                                                                      ------------------------------------------------
                                                                           2000              1999            1998
                                                                           ----              ----            ----
Cash provided by (used in ) operating activities
       Net loss for the year ......................................   $ (31,774,136)   $ (25,286,885)   $ (14,890,961)
       Add: Items not involving cash -
             Depreciation .........................................       3,078,551        1,722,886        1,090,086
             Amortization .........................................       2,211,253          393,979          206,640
             Patents and licenses written off .....................         142,165          451,085             --
             Deferred compensation cost related to options granted             --               --             77,469
             Non cash financing expense related to warrants granted            --          1,466,691          580,981
             Amortization of discount on accounts receivable ......            --            (48,158)            --
             Foreign exchange .....................................        (163,252)          26,789           28,453
             In-process research and development acquired .........            --               --            420,043
       Increase (decrease) from changes in -
             Trade receivables ....................................       2,436,001       (1,804,006)      (2,327,121)
             Other receivables ....................................        (267,177)         719,519         (850,270)
             Prepaids and deposits ................................         (19,863)        (209,338)          28,913
             Inventory ............................................         219,221        1,290,997       (3,149,740)
             Other long term assets ...............................        (369,187)        (292,404)            --
             Accounts payable .....................................         789,233         (734,230)       2,490,594
             Accrued liabilities ..................................       1,783,467        1,956,660        1,159,952
                                                                      -------------    -------------    -------------
                                                                        (21,933,724)     (20,346,415)     (15,134,961)
                                                                      -------------    -------------    -------------
Investing activities
       Purchase of fixed assets ...................................      (9,269,045)      (1,919,092)      (3,348,261)
       Licenses and patents acquired ..............................     (12,413,163)        (698,261)        (877,796)
       Purchase of short-term investments .........................    (356,812,514)     (50,503,643)     (13,705,737)
       Redemption of short-term investments .......................     334,784,805       15,716,919       14,616,777
       Acquisition of ACT Gene S.A ................................            --               --           (536,929)
                                                                      -------------    -------------    -------------
                                                                        (43,709,917)     (37,404,077)      (3,851,946)
                                                                      -------------    -------------    -------------
Financing activities
       Preferred stock issued, net of expenses ....................            --         22,719,748             --
       Warrants issued in connection with preferred stock .........            --          6,397,448             --
       Common shares issued, net of expenses ......................      81,109,816       29,009,385       14,640,188
       Warrants issued in connection with private placement .......            --               --            444,572
       Issuance of notes payable ..................................            --               --          6,817,559
       Warrants issued in connection with notes payable ...........            --               --          1,182,441
       Repayment of notes payable .................................            --         (4,100,000)            --
       Other equity ...............................................            --             29,851            8,259
       Repayment of loan from an officer ..........................            --            323,405             --
                                                                      -------------    -------------    -------------
                                                                         81,109,816       54,379,837       23,093,019
                                                                      -------------    -------------    -------------

Effect of exchange rate fluctuations on cash balances .............         217,143           (2,284)         193,133
                                                                      -------------    -------------    -------------

Increase (decrease) in cash during the year .......................      15,683,318       (3,372,939)       4,299,245
       Cash beginning of year .....................................       2,792,985        6,165,924        1,866,679
                                                                      -------------    -------------    -------------
       Cash, end of year ..........................................   $  18,476,303    $   2,792,985    $   6,165,924
                                                                      =============    =============    =============

Supplemental information
       Interest paid ..............................................   $      16,536    $     786,585    $      48,073
       Income taxes paid ..........................................   $        --      $        --      $        --


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                              VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - NATURE OF OPERATIONS

     Visible Genetics Inc. (the "Company") develops, manufactures and sells integrated DNA sequencing systems and genotyping kits that analyze genetic information. Such systems and genotyping kits are designed to identify mutations in the DNA of genes associated with certain diseases. The Company's products are intended for research and clinical diagnostic purposes. Prior to marketing any products for use in the clinical diagnostic market, the Company will require appropriate regulatory approval. In September 2000, the Company filed an application with the United States Food and Drug Administration ("FDA") to market our TRUGENE(TM) HIV-I genotyping kit and OpenGene(TM) system. Such application is currently under review by the FDA.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     These financial statements have been prepared in United States dollars, in accordance with the accounting principles generally accepted in the United States. The principal accounting policies of the Company, which have been consistently applied, are summarized as follows:

PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements of the Company include the following wholly owned subsidiaries: Visible Genetics Corp., Visible Genetics B.V., Applied Sciences, Inc., Gene Foundry Inc., Visible Genetics Europe S.A., Visible Genetics Israel Ltd, Visible Genetics Iberia SL, Visible Genetics UK Ltd. and Visible Genetics Srl. All intercompany accounts and transactions have been eliminated upon consolidation.

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

REVENUE RECOGNITION AND WARRANTY

     Revenue from the sale of the Company's products is recognized when evidence of an arrangement exists, shipment occurs and title passes to the customer or distributor, sales price is fixed or determinable and there is reasonable assurance of collectibility. There are no significant customer acceptance requirements or post shipment obligations on the part of the Company. Revenue from the sale of services is recognized when evidence of an arrangement exists, the services are provided, sales price is fixed or determinable and there is reasonable assurance of collectibility. A provision is made for estimated warranty costs at the time of the sale. Revenue from extended warranty contracts is recognized over the life of the contract. Sales of bundled sequencing systems and testing kits are recognized pro rata as the components of the bundle are shipped to customers.

                              VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     As required under Statement of Financial Accounting Standards (SFAS) No. 95, cash equivalents consist of short-term investments that are highly liquid, are readily convertible to cash and have initial terms to maturity of three months or less. Short-term investments consist of United States treasury bills and corporate debt securities. They are classified as held-to-maturity and are recorded at amortized cost. Contractual maturities of short-term investments at December 31, 2000 and December 31, 1999 range from one to six months.

FINANCIAL INSTRUMENTS

     The carrying values of the Company's financial instruments consisting of cash and cash equivalents, short-term investments, trade and other receivables, accounts payable, and notes payable, approximate their fair values due to their short-term nature.

CONCENTRATION OF CREDIT RISK

     The Company's financial instruments that are exposed to concentration of credit risk consist primarily of cash and cash equivalents, short-term investments and receivables. The Company maintains its accounts for cash and cash equivalents and short-term investments with the United States treasury and a number of large low-credit-risk financial institutions and corporations in Canada and the United States in order to reduce its exposure. In addition, the Company limits its maximum investment to any one counterparty to limit its credit exposure. At December 31, 2000 and December 31, 1999 no customers accounted for greater than 10% of gross trade receivables.

INVENTORY

     Inventory is stated at the lower of cost and estimated realizable value. Cost is determined by the first-in first-out method, and includes material, labor, and an allocation of overhead.

FIXED ASSETS

     Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, as follows:

       Laboratory and computer equipment                2 to 5 years
       Equipment on loan to customers                   2 years
       Leasehold improvements                           term of the lease

PATENTS AND LICENSES

     External costs of patents and licenses are recorded at cost and amortized over their estimated useful lives, which are generally up to ten years. If the carrying amount of a patent or license is no longer recoverable, the related unamortized cost is written down to fair value.

                              VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


IMPAIRMENT OF LONG-LIVED ASSETS

     In accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the Company reviews long-lived assets, including fixed assets, patents and licenses, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. Under SFAS No. 121, an impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Impairment, if any, is measured using discounted cash flows.

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

ADVERTISING COSTS

     The Company expenses the cost of advertising as incurred. The Company incurred advertising costs of approximately $811,000, $560,000 and $271,000 for 2000, 1999 and 1998, respectively.

STOCK OPTIONS

     The Company follows SFAS No. 123, "Accounting for Stock-Based Compensation" which permits the use of APB No. 25, "Accounting for Stock Issued to Employees" to account for stock options issued to employees and directors. Under that method, the Company uses the intrinsic value method to measure the cost associated with the granting of stock options to employees and directors. The amount by which the market price of the underlying shares exceeds the exercise price of the options at the date of grant, if any, is accounted for as compensation expense over the periods in which services are rendered.

                              VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Options issued to consultants are recorded at their fair market value at the date of the grant. This amount is charged to operations over the periods in which services are rendered.

EARNINGS (LOSS) PER SHARE

     The Company follows SFAS No. 128 "Earnings Per Share" to calculate basic and diluted earnings (loss) per share. Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share is calculated using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental common shares issuable upon conversion of outstanding convertible preferred stock (using the if converted method) and shares issuable upon the exercise of stock options and warrants (using the treasury stock method). Potential common shares are excluded from the calculation if their effect is anti-dilutive, as was the case for the years ended December 31, 2000, 1999 and 1998.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     The Company follows SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities and is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not hold derivative instruments or participate in hedging activities, therefore SFAS No. 133 does not have a significant impact on its financial position or results of operations.

NOTE 3 - COLLABORATIVE AND DISTRIBUTION AGREEMENTS

COLLABORATIVE AGREEMENTS

     The Company has agreements with several parties for the use of certain intellectual property in the manufacture of the Company's products, the most significant of which are as follows:

     Certain technology used in the manufacture of the DNA sequencing instruments and reagents is licensed from Applera Corporation, Applied Biosytems Group (formerly PE Biosystems) (see Note 7). The Polymerase Chain Reaction (PCR) is used in most of the kits made by the Company and is produced and sold under license from Roche Molecular Systems, Inc. and F. Hoffmann-La Roche, Ltd. The reverse transcriptase enzyme used in the TRUGENE(TM) HIV-1 genotyping kit is Superscript II TM licensed from Invitrogen Corporation (formerly Life Technologies, Inc.). A portion of the method of CLIP(TM) sequencing which is used in most of the kits made by the Company is licensed from Genaissance Pharmaceuticals, Inc. UDG (uracil-DNA-glycosylase) is a method of incorporating deoxyuracil into a PCR product, to control PCR carry-over contamination. At present, none of the Company's products incorporate this technology, however, it is possible that future kits may do so. This method is licensed from Invitrogen Corporation (formerly Life Technologies, Inc.).

     Under these agreements, the Company is required to make certain up-front payments and certain royalty payments on specified product sales ranging from 0.5% to 25% of covered products. Included in accounts payable is an amount of approximately $642,000 and $461,000, relating to royalties payable, at December 31, 2000 and 1999, respectively.

                              VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


DISTRIBUTION AGREEMENTS

     Commencing in 1999, the Company entered into various distribution and marketing arrangements with distributors to sell the Company's products to the research and clinical diagnostic markets in selected geographic markets outside North America and certain European countries. These agreements expire at various times from April 2001 to March 2003, and in each case, are subject to renewal. Certain of the agreements may also be terminated by either party upon specified notice periods and may require us to make termination payments under certain circumstances. Certain of the Company's agreements also provide for minimum annual purchases for specified periods.

NOTE 4 - OTHER RECEIVABLES


                                                           DECEMBER 31
                                                     -------------------------
                                                        2000           1999
                                                     ----------    -----------
Refundable taxes .................................   $   753,521   $   105,007
Other ............................................       131,474       563,741
                                                     -----------   -----------
                                                     $   884,995   $   668,748
                                                     ===========   ===========


NOTE 5 - INVENTORY

                                                           DECEMBER 31
                                                     -------------------------
                                                        2000           1999
                                                     ----------    -----------
Raw materials ....................................   $   988,927   $ 1,346,951
Work in process ..................................       149,078       221,771
Finished goods ...................................     1,130,872     1,031,285
                                                     -----------   -----------
                                                     $ 2,268,877   $ 2,600,007
                                                     ===========   ===========


NOTE 6 - FIXED ASSETS

                                                           DECEMBER 31
                                                     -------------------------
                                                        2000           1999
                                                     ----------    -----------
COST
       Laboratory and computer equipment .........   $10,638,719   $ 6,310,768
       Equipment on loan to customers ............     1,632,286       214,220
       Leasehold improvements ....................     4,673,064     1,264,022
                                                     -----------   -----------
                                                      16,944,069     7,789,010
                                                     -----------   -----------
ACCUMULATED DEPRECIATION AND AMORTIZATION

       Laboratory and computer equipment .........     5,303,454     3,118,913
       Equipment on loan to customers ............       492,592        13,963
       Leasehold improvements ....................       855,741       482,799
                                                     -----------   -----------
                                                       6,651,787     3,615,675
                                                     -----------   -----------
                                                     $10,292,282   $ 4,173,335
                                                     ===========   ===========

                              VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 7 - PATENTS AND LICENSES

     In April 2000, the Company entered into a worldwide licensing and collaboration agreement with Applera Corporation, Applied Biosystems Group (formerly PE Biosystems) ("Applera"), whereby the Company gained access to certain patents and intellectual property owned by or licensed to Applera. The agreement enables the Company to utilize certain Applera technology to manufacture and sell DNA sequencing instruments, as well as manufacture and sell sequencing kits to run on DNA sequencing instruments manufactured by the Company, Applera and certain other third parties. In addition, Applera may collaborate with us to provide access to technology to facilitate the Company's development and commercialization of new diagnostic tests using the licensed technology.

     The intellectual property includes two United States patents licensed to Applera from the California Institute of Technology. These were the patents at issue in a patent infringement lawsuit filed by Applera, in December 1999, against the Company. Such lawsuit has been withdrawn by Applera.

     In June 2000, the Company paid Applera a $10 million licensing fee and will pay additional licensing fees totaling $15 million over the next three years. The Company is amortizing the cost of the license fee on a straight-line basis over a ten-year period. In 2000, amortization expense related to this agreement was $1,743,054 and is included in "sales, general and administrative" expenses in the statement of operations. The Company also makes royalty payments to Applera based on sales in return for access to the Applera technology and installed customer base. The Company may terminate the agreement upon 60 days written notice to Applera and either party may terminate the agreement under certain other limited circumstances.

     In March 2000, the Company amended a license agreement with Genaissance Pharmaceuticals, Inc. whereby in exchange for a one-time, up front payment of $2,050,000, the license field was broadened and the royalty paid by the Company to Genaissance on certain sales in the United States was reduced. Such up front payment is being amortized on a straight-line basis over a ten-year period. In 2000, the Company recorded $162,565 in amortization expense related to this agreement and such amount is included in "sales, general and administrative" expenses in the statement of operations.

     The Company's investment in patents and licenses is as follows:


                                                             DECEMBER 31
                                                     -------------------------
                                                         2000          1999
                                                     -----------   -----------
COST
        Patents ................................     $ 1,280,479   $ 1,078,173
        Licenses ...............................      13,665,283     1,596,591
                                                     -----------   -----------
                                                      14,945,762     2,674,764
                                                     -----------   -----------

ACCUMULATED AMORTIZATION
        Patents ................................         400,391       207,197
        Licenses ...............................       2,363,259       345,200
                                                     -----------   -----------
                                                       2,763,650       552,397
                                                     -----------   -----------
                                                     $12,182,112   $ 2,122,367
                                                     ===========   ===========

                              VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The net book value of patents and licenses at December 31, 2000 reflects an impairment loss of $100,045 and $42,120, respectively, recorded during the year. The net book value of patents and licenses at December 31, 1999 reflects an impairment loss of $401,085 and $50,000, respectively, recorded during 1999. These impairment losses were recorded as a result of the Company abandoning certain patents and licensed technologies and such losses are included in "sales, general and administrative" expenses in the statements of operations.

NOTE 8 - ACCRUED LIABILITIES


                                                       DECEMBER 31
                                                -----------------------
                                                   2000         1999
                                                   ----         ----
Warranty provision                              $  378,593   $  387,103
Salaries and benefits                            1,849,879    1,149,279
Professional fees                                  425,995      393,196
Value added taxes                                  796,705      565,782
Provision for exit costs                           309,100      789,849
Grant payable                                      357,132         --
Inventory and supplies                             473,448       57,035
Other                                              675,012      279,866
                                                ----------   ----------
                                                $5,265,864   $3,622,110
                                                ==========   ==========

NOTE 9- MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

(A)   AUTHORIZED AND ISSUED

     Authorized share capital consists of an unlimited number of preferred shares which may be issued in one or more series.

     On July 15, 1999, the Board of Directors authorized the issuance of 33,950 Series A Mandatorily Redeemable Convertible Preferred Shares (Series A Shares), of which 33,948 were issued during 1999.

     On July 15, 1999, the Company issued 30,000 Series A Shares and warrants to purchase 1,100,000 common shares to certain affiliated funds managed by E.M. Warburg, Pincus & Co., LLC (Warburg Pincus) for net proceeds of $29,219,854. In addition, on July 15, 1999 in connection with the repayment of certain loans with institutional lenders, the Company issued 3,948 Series A Shares and warrants to purchase 147,098 common shares for net proceeds of $3,845,008.

     The fair market value of the warrants was estimated at the date of grant using the Black-Scholes option valuation model based upon the following assumptions: dividend yield - nil, risk-free interest rate - 5.61%, average expected volatility - 70%, expected term - 4 years.

     The value of the net proceeds was allocated between warrants and Series A Shares based on the relative fair value of each instrument. The total amount relating to Warburg Pincus, net of issue costs of $780,146 allocated to warrants and Series A Shares was $6,420,672 and $22,799,182, respectively. The total amount relating to the institutional investors, net of issue costs of $102,992 allocated to warrants and Series A Shares was $858,607 and $2,986,401, respectively.

     The value of the warrants is treated as a discount to the Series A Shares and will be charged directly to retained earnings or, in the absence of retained earnings, against other equity, over seven years, the time period when redemption of the Series A Shares first becomes mandatory.

                              VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(B)   RIGHTS and conditions of Series A shareholders

CONVERSION

     The Series A Shares are convertible at any time, at the option of the holders, into common shares of the Company at a conversion price of $11.00, subject to certain adjustments. Upon conversion, the holders will also receive common shares at a conversion price of $11.00 per share, equal to the amount of all accrued and unpaid dividends. On September 14, 2000, the Warburg Pincus funds converted a total of 7,795 Series A Shares, plus a total of $701,550 of dividends that accrued on those shares, into 772,411 of the Company's common shares. Upon conversion of the 7,795 Series A Shares, $6,814,550, attributable to such Series A Shares was transferred to share capital on the balance sheet. As of December 31, 2000, a total of 26,153 Series A Shares remain outstanding and such shares, including dividends accrued on such shares through December 31, 2000, are convertible into 2,698,425 shares of the Company's common stock.

     The Series A Shares contain provisions under which the conversion price would be reduced on a weighted average basis if the Company issues shares, options or certain other securities at prices lower than the conversion price (subject to certain exceptions), and will also be adjusted upon the issuance of certain other securities, certain recapitalization events and in certain other circumstances to protect the holders against the dilutive effect of those events.

     The conversion right will terminate on any redemption of the Series A Shares or any liquidation of the Company. Each Series A Share will automatically convert into common shares at its then effective conversion price, if at least a majority of the Series A Shares are either voted to be converted or have already been converted into common shares.

DIVIDENDS

     Dividends on the Series A Shares accrue quarterly at the rate of 9% per year during the first three years after issuance, and 4% per year thereafter and are compounded annually. Dividends are not payable for the first three years. After three years, at the Company's option, dividends are payable in cash. If dividends are not paid in cash, they will continue to accrue. The Company is prohibited from declaring or issuing any dividends to holders of common shares before paying all unpaid dividends on Series A Shares. The Company is also prohibited from issuing any equity securities that are senior or equal in rank to the Series A Shares without approval of the holders of a majority of such shares. If the Company were to be liquidated or sold or under certain other circumstances, holders of Series A Shares would be entitled to receive an amount equal to $1,000 per share, plus accrued dividends, before holders of common shares would be entitled to any distributions.

REDEMPTION

     After the third anniversary and prior to the seventh anniversary of the date of issuance of the Series A Shares, the Company has the right to redeem the outstanding Series A Shares at the redemption price, equal to $1,000 per share, plus accrued but unpaid dividends, subject to certain conditions. The Company will be required to redeem one-third of any remaining outstanding Series A Shares on each of the seventh, eighth and ninth anniversaries of the date of issuance at the redemption price. If the Company fails to redeem the shares as required, holders may appoint a majority of our Board of Directors, who will continue to serve until the Company has redeemed the Series A Shares as required.

                              VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


VOTING

     The holders of the Series A Shares are entitled to vote as a group with the holders of common shares on all matters, except that holders of the Series A Shares are entitled to vote separately for one director and are not entitled to participate in the vote for any other directors of the Company. On all other matters, each holder of Series A Shares is entitled to the number of votes equal to the number of common shares the holder is entitled to receive upon conversion of the preferred shares.

OTHER

     Certain holders of Series A Shares are also entitled to certain other rights, including the right to participate, on a pro rata basis, in future Company financings, subject to certain exceptions. The right of certain holders of Series A Shares to participate in future offerings in this manner provides those shareholders with the opportunity to avoid having their ownership interest in the Company diluted under certain circumstances when the interest of common shareholders would be diluted.

     The Company is also prohibited from incurring indebtedness for borrowed money and capital lease obligations in excess of $15,000,000 outstanding at any one time, without first obtaining approval of the holders of a majority of the then outstanding Series A Shares.

NOTE 10 - SHARE CAPITAL

(A)    AUTHORIZED AND ISSUED SHARE CAPITAL

     Authorized share capital consists of an unlimited number of common shares, without par value.

                              VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                      NUMBER OF        AVERAGE
                                                    COMMON SHARES    ISSUE PRICE       AMOUNT
                                                    -------------    -----------       ------
BALANCE, DECEMBER 31, 1997 ......................      7,248,696                     $ 31,281,622
                                                    ============                     ============
    Issued for cash under stock option
      arrangements ..............................        385,548   $        2.39          921,395
    Issued for acquisition of ACT Gene S.A ......         85,000   $        5.78          490,875
    Issued for private placement offering, net of
      issue costs (I) ...........................      1,528,989   $        9.88       13,718,793
                                                    ------------                     ------------
BALANCE, DECEMBER 31, 1998 ......................      9,248,233                       46,412,685
                                                    ============                     ============
    Issued for cash under stock option
      arrangements ..............................        384,217   $        4.68        1,798,266
    Issued upon exercise of warrants ............         73,665   $        7.40          545,337
    Issued for private placement offering, net of
      issue costs ...............................      1,916,000   $       13.92       26,665,782
                                                    ------------                     ------------
BALANCE, DECEMBER 31, 1999 ......................     11,622,115                       75,422,070
                                                    ============                     ============
    Issued for cash under stock option
      arrangements ..............................        905,307   $        7.34        6,646,945
    Issued upon exercise of warrants ............        854,786   $        7.37        6,299,348
    Issued upon conversion of Series A
      preferred shares ..........................        772,411   $        8.82        6,814,550
    Issued for secondary public offering,
      net of issue costs ........................      2,090,000   $       35.66       74,534,466
                                                    ------------                     ------------
BALANCE, DECEMBER 31, 2000 ......................     16,244,619                     $169,717,379
                                                    ============                     ============


     (I) The value of the warrants issued in 1998 in connection with the private placement (Note 10(e)) in the amount of $444,572 has been recorded as a reduction of the proceeds of issue and an increase to warrants included in Other equity (Note 10(b)). The fair market value of the warrants is estimated at the date of grant using the Black-Scholes option valuation model based upon the following assumptions: dividend yield - nil, risk-free interest rate - 4.0%, average expected volatility - 65%, expected term -
     2.5 years

     On April 5, 2000 the Company completed an underwritten public offering of 2,000,000 common shares at $38.00 per common share, before underwriter's discount, and on May 3, 2000, pursuant to the terms of the underwriting agreement, the Company sold an additional 90,000 common shares, also at a price of $38.00 per common share, to cover the underwriter's over-allotment.

                              VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(B)      OTHER EQUITY


                                                            2000           1999            1998
                                                            ----           ----            ----
Options ..............................................   $   922,714    $   922,714        922,714
Warrants .............................................     3,796,098      9,782,470      1,610,791
Contributed surplus ..................................        61,250         61,250         61,250
Cumulative preferred dividends attributable to
   Series A preferred shares .........................    (4,231,179)    (1,400,344)          --
Cumulative accretion of discount attributable to
   Series A preferred shares .........................    (1,195,246)      (369,728)          --
Loan to an officer to purchase shares ................          --             --         (323,405)
Employee share purchase loans                                   --           (9,034)       (38,885)
                                                         -----------    -----------    -----------
                                                         $  (646,363)   $ 8,987,328      2,232,465
                                                         ===========    ===========    ===========


     Employee share purchase loans are non-recourse and secured only by the shares themselves. The loan to an officer was made in July 1996 to purchase shares of the Company. The loan was interest free and was originally repayable in 2006. In November 1999, the loan was repaid.

(C)    DEFERRED COMPENSATION COSTS


                                       2000       1999       1998
                                       ----       ----       ----
BALANCE, BEGINNING OF YEAR .......   $   --     $   --     $(77,469)
Charged to expense during the year       --         --       77,469
                                     --------   --------   --------
BALANCE, END OF YEAR .............   $   --     $   --     $   --
                                     ========   ========   ========


(D)    OPTIONS

     The Company has incentive plans under which options to purchase common shares may be granted to its employees, consultants or directors at the discretion of the Board of Directors. In addition to the options outstanding, at December 31, 2000 an additional 700,746 options can be granted under the various option plans. Under the plans, each option is for the purchase of one common share, expires up to ten years from the date of issue, and is generally earned over a three to four year period. There are no repurchase features. Certain options issued to employees may be cancelled if employment is terminated within three to four years. The number of options that may be cancelled is reduced in stages over that period. Options issued to employees after May, 1996 must be exercised within 90 days of the termination of employment.

                              VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                   WEIGHTED AVERAGE
                                                          NUMBER    EXERCISE PRICE
                                                          ------    --------------

BALANCE, DECEMBER 31, 1997 ...........................   1,551,470    $    4.32
                                                        ==========    =========

     Granted at $7.70 to $10.98 ......................     580,364    $    8.26
     Exercised .......................................    (387,881)   $    2.41
     Cancelled .......................................     (45,902)   $    4.01
                                                        ----------    ---------
BALANCE, DECEMBER 31, 1998 ...........................   1,698,051    $    6.11
                                                        ==========    =========

     Granted at $3.50 to $19.08 ......................   1,001,545    $   11.69
     Exercised .......................................    (383,749)   $    4.82
     Cancelled .......................................    (170,294)   $    7.51
                                                        ----------    ---------
BALANCE, DECEMBER 31, 1999 ...........................   2,145,553    $    8.82
                                                        ==========    =========

      Granted at $3.00 to $53.00 .....................     609,054    $   31.67
      Exercised ......................................    (904,441)   $    7.50
      Cancelled ......................................     (86,770)   $    5.17
                                                        ----------    ---------
BALANCE, DECEMBER 31, 2000 ...........................   1,763,396    $   17.57
                                                        ==========    =========


     The fair market value of options granted to directors and employees in 2000 was approximately $13,058,000 (1999 - $6,689,000; 1998 - $2,397,000). If
directors and employee options granted had been recorded at their fair market value, the pro forma net loss attributable to common shareholders in 2000 would have been $(41,723,000) or $(2.86) per share (1999 - $(30,533,000) or $(3.08)
per share; 1998 - $(16,753,000) or $(2.15) per share).

     The fair market value of each option is estimated at the date of grant using the Black-Scholes option valuation model based upon the following assumptions: dividend yield - nil, risk-free interest rate (for four-year zero coupon bond) - 5.5% (1998 - 5.0%), average expected volatility - 85% (1999 - 70% and 1998 - 65%), expected average option term - 4.5 years. The weighted average fair value for options granted in 2000 was $21.44 (1999 - $6.68; 1998 - $4.13).

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

                              VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                           NUMBER        WEIGHTED AVERAGE                            NUMBER          WEIGHTED AVERAGE
                       OUTSTANDING AT     EXERCISE PRICE                         EXERCISABLE AT     EXERCISE PRICE OF
    RANGE OF            DECEMBER 31,      OF OUTSTANDING    WEIGHTED AVERAGE      DECEMBER 31,         EXERCISABLE
EXERCISE PRICES             2000              OPTIONS        REMAINING LIFE           2000                OPTIONS
---------------        --------------    ---------------    ----------------     --------------     -----------------

 $0.92 - $2.30               88,307               $1.62          4.28 years            88,307               $1.62
         $3.50              153,508               $3.50          5.40 years           153,508               $3.50
   $4.45-$6.07                1,200               $6.07          6.64 years             1,003               $6.07
   $7.12-$7.84               72,274               $7.72          6.94 years            65,965               $7.72
   $7.87-$9.35              224,567               $8.89          7.68 years           145,244               $8.89
 $10.00-$11.50              405,523              $10.83          7.99 years            51,094              $10.82
 $11.76-$16.45              193,280              $14.76          7.17 years            38,653              $14.76
 $17.00-$19.08              127,658              $18.03          8.45 years            76,880              $18.03
 $21.75-$29.94               81,000              $26.62          9.52 years             9,216              $22.80
 $30.00-$39.13              279,579              $31.64          9.46 years            53,001              $31.35
 $41.00-$44.88               57,250              $43.39          9.58 years               648              $42.99
 $45.88-$53.00               79,250              $48.35          9.16 years             9,878              $48.60
                          ---------                                                   -------
                          1,763,396                                                   693,397
                          =========                                                   =======



(E)    WARRANTS


                                                                                             EXERCISE
                                                                                NUMBER         PRICE         EXPIRY DATE
                                                                                ------         -----         -----------

BALANCE, DECEMBER 31, 1997........................                              79,803
                                                                            ==========

     Granted in connection with loans  ...........                             540,000          $10.00         April, 2003 -
                                                                                                             September, 2003
     Granted in connection with private placement (Note 10(a))                 121,951          $12.81        November, 2003
                                                                            ----------
BALANCE, DECEMBER 31, 1998........................                             741,754
                                                                            ==========

     Granted in connection with loans ............                             140,000          $17.00         April, 2006
     Granted in connection with preferred shares (Note 9)                    1,247,098          $12.60          July, 2003
     Exercised....................................                             (76,734)          $6.90
                                                                            ----------
BALANCE, DECEMBER 31, 1999........................                           2,052,118
                                                                            ==========

     Granted in connection with real estate lease.                              10,000          $31.88        January , 2010
     Exercised....................................                          (1,113,069)         $12.47
                                                                            ----------
BALANCE, DECEMBER 31, 2000........................                             949,049
                                                                            ==========

                              VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     On February 17, 2000, warrants to purchase 1,100,000 common shares were exercised at a price of $12.60 per common share. Under terms of the warrant agreement, the warrant holders elected to pay the exercise price for the warrants through a non-cash exercise. As a result the warrant holders received 847,749 common shares rather than 1,100,000 common shares they would otherwise have received upon exercise in cash of all of their warrants.

NOTE 11 - ACQUISITIONS

     Effective April, 1998, the Company acquired 100% of the shares of ACT Gene S.A., a DNA diagnostic testing company, for 85,000 common shares of the Company, and cash payable of $650,000. The acquisition was accounted for as a purchase, and resulted in the recording of an excess of purchase price over tangible net assets of $488,000, of which $420,043 was recorded as in-process research and development, and reflected as an expense in 1998. The nature of the acquired research and development relates to the cost and time pertaining to the development of a test kit and research clinical samples necessary for the development of several kits designed for use with DNA sequencing systems. As of April, 1998 the kit was approximately 80% completed and was expected to be completed during 1999. As a result of development delays the kit was not completed until 2000. The projected incremental cash flows of these projects were discounted using discount rates ranging from 60% to 70%. The primary risk factor affecting the commercialization of each of these products is the receipt of FDA and foreign regulatory agency approvals for use in the clinical diagnostic market.

NOTE 12 - EXIT AND TERMINATION COSTS

EXIT COSTS

     During 1999, the Company approved a plan to move the sales, marketing and various other functions from Canada to a United States facility in Atlanta and in 2000 these functions were moved to the United States facility. Such facility also houses Applied Sciences, Inc. (a wholly owned subsidiary of the Company) and construction of kit manufacturing production lines is currently underway in this same facility.

     As a result of the decision to centralize United States operations in Atlanta, certain premises leased by the Company were vacated. In December 1999, the Company commenced efforts to sublease the premises to be vacated. Accordingly, the Company recorded a charge of approximately $790,000 in the statement of operations in 1999, which is included in accrued liabilities at December 31, 1999. This amount represents the remaining future lease commitments, net of estimated sub-lease income, the unamortized balance of leasehold improvements, and other estimated costs of sub-leasing the vacated facilities. All of the vacated facilities were sub-leased during 2000.

TERMINATION COSTS

     During 1999, two senior officers of the Company received special termination benefits in connection with their departure from the Company. The termination benefits included lump-sum payments and periodic future payments, as specified in the related termination agreements, offered by the Company and accepted by the officers. The present value of the obligations for special termination benefits approximated $539,000, which was included in the statement of operations in 1999. As of December 31, 2000, approximately $434,000 (1999- $162,000) of these costs were paid and the balance is included in accrued salaries and benefits.

                              VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 13 - INCOME TAXES

     The Company's income tax provision has been determined as follows:


                                                                     YEARS ENDED DECEMBER 31
                                                          --------------------------------------------
                                                             2000             1999            1998
                                                             ----             ----            ----
Net loss for the period comprised of:
  Domestic ............................................   $(10,170,354)   $ (8,081,807)   $ (6,195,350)
  Foreign .............................................    (21,603,782)    (17,205,078)     (8,695,611)
                                                          ------------    ------------    ------------
                                                          $(31,774,136)   $(25,286,885)   $(14,890,961)
                                                          ============    ============    ============

Income taxes at 44.0% (44.6% in 1999 & 1998) ..........   $(13,964,733)   $(11,283,008)   $ (6,641,369)
Decrease resulting from permanent non-
    tax deductible expense ............................      1,486,785         736,478          52,182
Decrease resulting from foreign rate
    differences .......................................        649,188         835,867         114,856
Net operating loss and temporary
    differences for which no benefit
    has been recognized ...............................     11,828,760       9,710,663       6,474,331
                                                          ------------    ------------    ------------
                                                          $         --    $         --    $         --
                                                          ============    ============    ============

     As at December 31, 2000, the Company has available losses in various countries that may be used to reduce taxable income in future years, and expire as follows:


                                                                  OTHER
                        CANADA(1)  UNITED STATES  NETHERLANDS  JURISDICTIONS
                        ---------  -------------  -----------  -------------

   2001               $   463,000   $     --      $    --      $     --
   2002                 1,425,000         --           --            --
   2003                 2,739,000         --           --            --
   2004                 6,008,000         --           --          95,000
   2005                 3,679,000         --           --         469,000
   2006                 2,991,000         --           --            --
   2007                   621,000         --           --            --
   2010                     --            --           --         163,000
   2012                     --        1,238,000        --           --
   2018                     --        3,962,000        --           --
   2019                     --        6,514,000        --           --
   2020                     --       11,946,000        --           --
Subsequent to 2020          --            --       7,213,000      642,000
                      -----------   -----------   ----------   ----------
TOTAL                 $17,926,000   $23,660,000   $7,213,000   $1,369,000
                      ===========   ===========   ==========   ==========


----------

(1) IN ADDITION TO THE CANADIAN LOSSES ABOVE, THE COMPANY HAS CERTAIN SCIENTIFIC RESEARCH AND DEVELOPMENT EXPENDITURES ELIGIBLE FOR TAX PURPOSES INCURRED BY THE COMPANY THAT MAY ALSO BE DEFERRED AND DEDUCTED IN FUTURE YEARS. THESE UNCLAIMED DEDUCTIONS, WHICH CAN BE CARRIED FORWARD INDEFINITELY, AMOUNTED TO APPROXIMATELY $16,210,000 AT DECEMBER 31, 2000. IN ADDITION, THE COMPANY HAS EARNED NON-REFUNDABLE INVESTMENT TAX CREDITS AMOUNTING TO APPROXIMATELY $2,996,000 THAT CAN BE USED TO REDUCE FUTURE FEDERAL INCOME TAXES PAYABLE. THESE EXPIRE AS
FOLLOWS:


                  2006                                  $484,000
                  2007                                   407,000
                  2008                                   485,000
                  2009                                   802,000
                  2010                                   818,000
                                                      ----------
                                                      $2,996,000
                                                      ==========

                              VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The benefit of these losses, unclaimed deductions and non-refundable investment tax credits has not been reflected in these financial statements. The deferred tax balances are summarized as follows:


                                         2000             1999
                                         ----             ----
DEFERRED TAX ASSETS

Research expenses ................   $  6,989,800    $  5,776,300
Non-capital losses ...............     20,903,500      15,555,300
Investment tax credits ...........      1,704,300       1,597,600
Fixed assets .....................      2,414,800       1,048,100
Share issue costs ................      2,662,900       1,221,400
Warranty and other provisions ....        537,300         810,000
                                     ------------    ------------
                                       35,212,600      26,008,700
Valuation allowance ..............    (35,212,600)    (26,008,700)
                                     ------------    ------------
Net deferred tax asset (liability)   $       --      $       --
                                     ============    ============

     The valuation allowance increased by $9,203,900 during 2000 (1999 - $10,802,900). Realization of the future tax benefits related to the deferred tax assets is dependent upon many factors, including the Company's ability to generate taxable income within the loss carryforward periods.

NOTE 14 - SEGMENTED INFORMATION

     The Company follows SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." with disclosure based upon the internal organization used by management for making operating decisions and assessing performance. SFAS No. 131 also requires disclosures as to products and services, geographic areas and major customers. The Company's reportable segments are Sequencing Systems, GeneKits and other Consumables, and Testing services. The accounting policies of the segments are the same as those described above in
Note 2, "Summary of significant accounting policies."

                              VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2000


                         SEQUENCING   GENEKITS AND OTHER   TESTING        RECONCILING
                          SYSTEMS         CONSUMABLES      SERVICES           ITEMS              TOTAL
                          -------         -----------      --------           -----              -----

Revenues               $   4,522,661    $   8,137,122    $     412,780    $        --        $  13,072,563
Depreciation and
   amortization           (1,512,839)      (3,507,732)        (411,398)            --           (5,431,969)
Profit (loss) from
   operations before
   interest              (12,023,931)     (24,089,606)        (124,652)            --          (36,238,189)
Additions to
   fixed assets            2,079,845        5,543,748        1,645,452             --            9,269,045
Total assets               3,308,159       24,482,409        2,166,347       80,398,990(1)     110,355,905

Reconciling items consist of:       1  Cash, cash equivalents and short-term investments


1999

                         SEQUENCING   GENEKITS AND OTHER   TESTING        RECONCILING
                          SYSTEMS         CONSUMABLES      SERVICES           ITEMS       TOTAL
                          -------         -----------      --------           -----       -----


Revenues               $  7,725,910    $  4,729,865    $  1,171,145    $       --     $ 13,626,920
Depreciation and
   amortization          (1,184,981)       (999,571)       (383,398)           --       (2,567,950)
Profit (loss) from
   operations before
   interest             (13,889,277)    (10,099,584)          4,939            --      (23,983,922)
Additions to
   fixed assets             697,030         849,144         372,918            --        1,919,092
Total assets              7,466,062       6,724,730       1,760,794    42,687,9632      58,639,549

Reconciling items consist of:        (2)Cash, cash equivalents and short-term investments


1998

                                SEQUENCING   GENEKITS AND OTHER   TESTING        RECONCILING
                                 SYSTEMS         CONSUMABLES      SERVICES          ITEMS           TOTAL
                                 -------         -----------      --------          -----           -----


Revenues                        $  8,042,421    $  1,379,512    $  1,453,415    $        --       $ 10,875,348
Depreciation and
   amortization                     (396,837)       (666,061)       (233,828)            --       (1,296,726)
Profit (loss) from
   operations before interest    (10,879,023)     (3,023,804)        299,805    (420,043)3       (14,023,065)
Additions to
   fixed assets                    1,199,316       1,137,904       1,011,041             --        3,348,261
Total assets                       8,859,003       5,281,294       2,368,060    11,274,178 4      27,782,535


Reconciling items consist of:       (3)Acquired research and development (Note 11)
                                    (4) Cash, cash equivalents and short-term investments

                              VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



GEOGRAPHIC INFORMATION - YEARS ENDED DECEMBER 31
REVENUES, BY CUSTOMER LOCATION                     2000           1999          1998
                                                   ----           ----          ----
Canada                                         $   822,568   $   468,535   $   844,863
United States                                    5,798,864     4,686,868     3,513,150
                                               -----------   -----------   -----------
         North America                           6,621,432     5,155,403     4,358,013
                                               -----------   -----------   -----------

France                                             760,742     1,252,222     1,616,788
Other Europe                                     4,210,259     4,298,745     2,949,288
                                               -----------   -----------   -----------
         Europe                                  4,971,001     5,550,967     4,566,076
                                               -----------   -----------   -----------

Japan                                              927,644     1,609,799     1,640,123
Other Asia and Latin America                       552,486     1,310,751       311,136
                                               -----------   -----------   -----------
         Asia and Latin America                  1,480,130     2,920,550     1,951,259
                                               -----------   -----------   -----------

                                               $13,072,563   $13,626,920   $10,875,348
                                               ===========   ===========   ===========


GEOGRAPHIC INFORMATION -DECEMBER 31
FIXED ASSETS                                          2000          1999          1998
                                               -----------   -----------   -----------
Canada                                         $ 2,614,017   $ 2,530,222   $ 2,346,394
United States                                    6,486,653       955,161     1,083,788
Europe                                           1,191,612       687,952       446,981
                                               -----------   -----------   -----------
                                               $10,292,282   $ 4,173,335   $ 3,877,163
                                               ===========   ===========   ===========


     In 2000, one customer accounted for 11% of sales, of which 10% comprised Sequencing Systems and 1% comprised GeneKits and Other Consumables. (1999 - one customer accounted for 21% of sales, of which 19% comprised Sequencing Systems and 2% comprised GeneKits and Other Consumables; 1998 - one customer accounted for 30% of sales, of which 29% comprised Sequencing Systems and 1% comprised GeneKits and Other Consumables).

                             VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 15 - COMMITMENTS AND CONTINGENCIES

COMMITMENTS

     The Company is committed to make payments under a license agreement of $5,000,000 per year in each of the years 2001, 2002 and 2003. The Company has collaborative arrangements with certain third parties that provide for royalty payments (see Note 3).

     The Company has entered into operating leases for premises and equipment as follows:

        2001                         $  1,392,336
        2002                            1,225,965
        2003                            1,064,529
        2004                              956,741
        2005 and thereafter             3,556,030
                                     ------------
                                     $  8,195,601
                                     ============

     Rent expense was $1,768,346 in 2000 (1999 - $851,876; 1998 - $554,497).

CONTINGENCIES

     During 2000 the Company sub-leased certain facilities that it had vacated (see Note 12). In the event of default by the subleasees the Company remains contingently liable for remaining future lease commitments of approximately $1,079,000 related to these sub-leases.

     The Company is subject to claims in the normal course of business. Based on a current assessment of such claims, management believes that as of December 31, 2000, there are no unasserted, asserted or pending material claims against the Company.

NOTE 16- RELATED PARTY TRANSACTIONS

     During 2000, the Company incurred legal fees to a law firm, in which a partner was a former director of the Company, of $10,939 (1999 - $246,210; 1998
- $164,624). During 2000, the Company incurred consulting fees to a firm, of which the president was a director of the Company, of $64,487 (1999 - $291,115; 1998 - $280,000). During 2000, the Company also incurred consulting fees to a former director of the Company, of $28,250 (1999 - $58,269; 1998 - nil).

NOTE 17 - COMPARATIVE FIGURES

     Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current year.

                                  EXHIBIT INDEX


 EXHIBITS
 NUMBER                              DESCRIPTION OF DOCUMENT                          PAGE
 ------                              -----------------------                          ----
        8   See Item 4.  Information on the Company-Organizational Structure
    10.23   Licensing and Collaboration Agreement, dated April 25, 2000, by and between Visible Genetics and Applera Corporation, Applied Biosytems
            Group (formerly PE Biosystems).  (THIS AGREEMENT IS FILED IN REDACTED
            FORM AS IT IS SUBJECT TO A REQUEST FOR CONFIDENTIALITY SUBMITTED TO THE
            SEC.)
    10.24   Lease, dated March 27, 2000, by and between Visible Genetics Inc., as
            Tenant and LuCliff Company Limited, as Landlord.
    10.25   Lease, dated November 30, 2000, by and between Visible Genetics Inc., as Tenant and LuCliff Company Limited, as Landlord.
    10.26   Lease, dated October 1, 2000, by and between Visible Genetics Inc., as
            Tenant and LuCliff Company Limited, as Landlord.
    10.27   Employment Agreement, dated July 7, 1999, by and among Visible Genetics
            Corporation, Visible Genetics Inc. and Richard Daly.