Form 20-F
period 2001-12-31
VISIBLE GENETICS INC
filed 2002-06-14
CIK 1010819

      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 14, 2002

================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                           COMMISSION FILE NO. 0-28550

                              VISIBLE GENETICS INC.
    (Exact name of Registrant as specified in its charter and translation of
                         Registrant's name into English)

                                 ONTARIO, CANADA
                 (Jurisdiction of incorporation or organization)

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

As of December 31, 2001, the Registrant had outstanding 19,197,191 Common Shares and 25,153 Series A Preferred Shares.

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

   Visible Genetics Inc. Annual Report on Form 20-F For the Fiscal Year Ended
                                December 31, 2001

                           FORWARD-LOOKING STATEMENTS

          This annual report includes forward-looking statements. You can identify these forward-looking statements when you see us using words such as "expect," "anticipate," "estimate," "believe," "intend," "may," "predict," and other similar expressions. These forward looking statements cover, among other items:

          - our expectations about our ability to sell our company or enter into another strategic transaction;

          -  our expectations about our financial performance;

          -  our future capital needs;

          - our ability to bring our Atlanta manufacturing facility fully operational in a timely manner;

          -  acceptance of genotyping in the clinical diagnostic market;

          -  acceptance of our products in the clinical diagnostic market;

          -  our expectations about the markets for our products;

          -  our marketing and sales plans;

          -  the performance of our products;

          -  our intention to introduce new products;

          -  FDA and other regulatory approval for certain of our products;

          - reimbursement of our products by insurance companies and other third-party payors;

          - our ability to compete in the clinical diagnostic, clinical research and research markets;

          -  our patent applications; and

          - our expectations about the effect of the existing lawsuits against our company.

          We have based these forward-looking statements largely on our current expectations. However, forward-looking statements are subject to a number of risks and uncertainties, certain of which are beyond our control. Actual results could differ materially from those anticipated as a result of the factors described under "Risk Factors" including, among others:

          - whether we sell our company or enter into another strategic transaction;

          - the timing of our future capital needs or our inability to raise additional capital when needed;

          - uncertainty of acceptance of genotyping, in general, and of our products, in particular, in the clinical diagnostic market;

          - failure of the FDA to take enforcement action to restrict the use of home brew genotyping tests to provide drug resistance reports to physicians and other healthcare providers in the clinical diagnostic market in the United States;

          - refusal of insurance companies and other third-party payors to reimburse patients and clinicians for our products;

          - problems that we may face in our ability to sell our hepatitis C genotyping kit to the clinical research market;

          - problems that we may face in manufacturing, marketing and distributing our products;

          - delays in obtaining, or our inability to obtain, approval by the FDA for changes made to FDA-approved products;

          - delays in obtaining, or our inability to obtain, approval by foreign regulatory authorities for our HIV OpenGene System and, certain of our other products, for the clinical diagnostic market;

          - delay in obtaining, or our inability to obtain, approval by the FDA for certain of our other products for the clinical diagnostic market;

          - problems, delays and expenses we may face with future clinical trials;

          - problems in acquiring and protecting intellectual property important to our business through patents, licenses and other arrangements.

          - our ability to successfully defend claims that our products may infringe the intellectual property rights of others;

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

          Registered or unregistered trademarks or trade names of Visible Genetics Inc. used in this annual report include: CLIP, GEL TOASTER, GENEOBJECTS, LONG-READ TOWER, MICROCEL, OPEN GENE, SUREFILL, TRUGENE, VISIBLE GENETICS and the Visible Genetics logo. Each trademark, trade name or service mark of any other company appearing in this annual report belongs to its holder.

                                TABLE OF CONTENTS

                                                                                                             PAGE
PART I

      Item 1.   Identity of Directors, Senior Management and Advisers..........................................1

      Item 2.   Offer Statistics and Expected Timetable........................................................1

      Item 3.   Key Information................................................................................1

                Selected Financial Data........................................................................1

                Risk Factors...................................................................................2

      Item 4.   Information on the Company....................................................................18

                Recent Developments...........................................................................18

                Overview......................................................................................18

                Property, Plants and Equipment................................................................34

                History and Development of the Company........................................................35

                Organizational Structure......................................................................35

      Item 5.   Operating and Financial Review and Prospects..................................................36

                Operating Results.............................................................................36

                Liquidity and Capital Resources...............................................................41

      Item 6.   Directors, Senior Management and Employees....................................................46

                Directors and Senior Management...............................................................46

                Compensation..................................................................................49

                Board Committees..............................................................................50

                Employees.....................................................................................50

                Share Ownership...............................................................................51

      Item 7.   Major Shareholders and Related Party Transactions.............................................52

                Major Shareholders............................................................................52

                Related Party Transactions....................................................................54

      Item 8.   Financial Information.........................................................................54

                Consolidated Statements and Other Financial Information.......................................54

      Item 9.   The Offer and Listing.........................................................................55

                Nature of Trading Market......................................................................55

      Item 10.  Additional Information........................................................................56

                By-Laws and Articles of Incorporation.........................................................56

                Material Contracts............................................................................61

                Exchange Controls.............................................................................62

                Taxation......................................................................................62

                                TABLE OF CONTENTS

                                                                                                             PAGE
                Documents on Display..........................................................................71

      Item 11.  Quantitative and Qualitative Disclosures About Market Risk....................................71

      Item 12.  Description of Securities Other than Equity Securities........................................72

PART II.......................................................................................................72

      Item 13.  Defaults, Dividend Arrearages and Delinquencies...............................................72

      Item 14.  Material Modifications to the Rights of Security Holders......................................72

PART III......................................................................................................72

      Item 17.  Financial Statements..........................................................................72

      Item 18.  Financial Statements..........................................................................72

      Item 19.  Exhibits......................................................................................72

                                     PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.   KEY INFORMATION.

SELECTED FINANCIAL DATA

          The selected consolidated financial data set forth below should be read in conjunction with "Operating and Financial Review and Prospects" and our Consolidated Financial Statements and the Notes thereto. The Consolidated Statements of Operations data for fiscal years 2001, 2000 and 1999, and the Consolidated Balance Sheet data as at December 31, 2001 and 2000, as set forth below, have been derived from our consolidated financial statements which have been audited by PricewaterhouseCoopers LLP, Chartered Accountants in Canada, whose report with respect to such financial statements is included herein. The Consolidated Statements of Operations data for fiscal years 1998 and 1997, and the Consolidated Balance Sheet data as at December 31, 1999, 1998 and 1997, as set forth below, have been derived from audited consolidated financial statements not included in this annual report. Historical results are not necessarily indicative of results to be expected for any future period.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                  (dollars in thousands, except per share data)

                                                                   YEARS ENDED DECEMBER 31,
                                                                   -----------------------
     STATEMENT OF OPERATIONS DATA:                  2001         2000        1999         1998        1997
                                                -----------  -----------  ----------   ----------  ----------
     Sales..................................... $    13,580  $    13,073  $   13,627   $   10,875  $    3,033
     Cost of sales.............................       9,998       10,134       9,273        6,673       1,995
                                                -----------  -----------  ----------   ----------  ----------
     Gross margin..............................       3,582        2,939       4,354        4,202       1,038
     Sales, general and administrative expense.      33,986       28,571      19,074       11,516       7,448
     Research and development expense..........      10,835       10,606       7,935        6,289       4,123
     Other expense.............................       1,920            -       1,329          420         654
                                                -----------  -----------  ----------   ----------  ----------
     Loss from operations before interest......     (43,159)     (36,238)    (23,984)     (14,023)    (11,187)
     Interest income...........................       2,513        4,481         695          264         774
     Interest and financing expense............          (8)         (17)     (1,998)      (1,132)         (3)
                                                -----------  -----------  ----------   ----------  ----------
     Net loss..................................     (40,654)     (31,774)    (25,287)     (14,891)    (10,416)
     Cumulative preferred dividends and
         accretion of discount attributable to
         preferred shares......................      (3,427)      (3,656)     (1,770)           -           -
                                                -----------  -----------  ----------   ----------  ----------
     Net loss attributable to common
         shareholders.......................... $   (44,081) $   (35,430) $  (27,057)  $  (14,891) $  (10,416)
                                                ===========  ===========  ==========   ==========  ==========
     Net loss per common share................. $     (2.67) $     (2.42) $    (2.73)  $    (1.91) $    (1.48)
     Weighted average number of common shares
         outstanding...........................  16,481,916   14,612,172   9,916,954    7,782,094   7,059,578

                                                                        DECEMBER 31,
                                                                        ------------
     BALANCE SHEET DATA:                            2001        2000         1999        1998        1997
                                                 ----------  ----------   ---------    ---------   ---------
     Cash, cash equivalents and short-term
         investments...........................  $   53,195  $   80,399   $  42,688    $  11,274   $   7,588
     Working capital...........................      50,985      78,107      45,319        8,432       9,561
     Total assets..............................      93,369     110,176      58,640       27,783      13,936
     Indebtedness..............................           -           -           -        7,495           -
     Mandatorily redeemable convertible
         preferred shares .....................      26,886      24,397      27,556            -           -
     Accumulated deficit ......................    (136,840)    (92,039)    (59,438)     (34,151)    (19,260)
     Shareholders' equity......................      57,550      76,665      24,351       14,579      12,610

RISK FACTORS

ALTHOUGH WE ARE ACTIVELY PURSUING POSSIBLE STRATEGIC TRANSACTIONS, INCLUDING A POSSIBLE SALE OF OUR COMPANY, WE CANNOT BE CERTAIN OF WHETHER WE WILL BE ABLE TO COMPLETE ANY STRATEGIC TRANSACTION OR OF THE TERMS UPON WHICH A STRATEGIC TRANSACTION WOULD BE COMPLETED.

          We currently are engaging in discussions with third parties regarding strategic alternatives, including the potential sale of our company. We cannot be certain whether we will be able to sell our company or complete any of the other strategic alternatives we currently are pursuing.

          We also cannot be certain as to the terms upon which any strategic transaction would be completed, including the consideration that would be paid to our common shareholders should we sell our company. If we enter into a strategic transaction that would include an investment in our company, the ownership interest of our existing common shareholders would be diluted.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE AND WE CANNOT BE CERTAIN THAT WE WILL BE ABLE TO RAISE CAPITAL WHEN NECESSARY ON ACCEPTABLE TERMS.

          At this time, our sales are not sufficient to meet our anticipated financing requirements. Based on our current plans, we believe that current cash balances and anticipated funds from operations will be sufficient to enable us to meet our operating needs for the next 9 to 12 months. However, the amount of funds that we will need during this period will be determined by many factors, some of which are beyond our control. These factors, among others, include:

          - our success in selling our HIV OpenGene System to the clinical diagnostic market;

          - our ability to manufacture enough of our genotyping kits to meet the needs of our customers;

          -  the costs we incur in pursuing strategic transactions;

          - our ability to acquire and protect intellectual property important to our business through patents, licenses or other arrangements;

          -  our success in introducing new products during the period;

          -  the costs of conducting clinical trials;

          -  regulatory costs incurred in bringing products to market;

          - our need to defend claims that our products may infringe the intellectual property rights of others;

          - the costs of acquiring and integrating any new business or technologies during the period; and

          - our incurring significant fixed overhead and other expenses prior to increasing our revenues.

          We expect that we will need to obtain additional funds at the end of this 9 to 12 month period. However, we may need to obtain additional funds sooner or in greater amounts than we currently anticipate. Potential sources of financing include strategic relationships, public or private sales of our shares or debt or other arrangements. Because of our potential long-term capital requirements, we may seek to access the public or private equity markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time. We do not have any committed sources of financing at this time and it is uncertain whether additional funding will be available when we need it on terms that will be acceptable to us or at all. If we raise funds by selling additional common shares or other securities convertible into common shares, the ownership interest of our existing shareholders will be diluted. If we are not able to obtain financing when needed, we would be unable to carry out our business plan, we would have to significantly limit our operations and our business, financial condition and results of operations would be materially harmed.

OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT TO EVALUATE OUR FUTURE PROSPECTS AND OUR PROSPECTS MUST BE CONSIDERED IN LIGHT OF THE DIFFICULTIES FREQUENTLY ENCOUNTERED BY COMPANIES IN THE EARLY STAGES OF COMMERCIAL MANUFACTURING AND MARKETING.

          Although we began operations in 1993, we are only in the early stages of commercially manufacturing and marketing our products. In late 1996, we began manufacturing and selling the initial versions of our automated DNA sequencers and related products to the research and clinical research markets. We began selling our FDA-cleared TRUGENE HIV-1 Genotyping Kit and related DNA sequencing equipment and products, which we call our HIV OpenGene System, to the clinical diagnostic market in the United States in the fourth quarter of 2001. Our limited operating history makes it difficult to evaluate our business and our prospects for future profitability. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stages of commercial manufacturing and marketing. Sales for our fiscal years ended December 31, 2001 and December 31, 2000, were $13.6 million and $13.1 million, respectively. In the future, sales may not increase or they may decrease.

WE HAVE A HISTORY OF LOSSES, WE ANTICIPATE ADDITIONAL LOSSES AND WE MAY NEVER BECOME PROFITABLE.

          We incurred a net loss attributable to common shareholders of $10.8 million in the fiscal quarter ended March 31, 2002 and $44.1 million in the fiscal year ended December 31, 2001. As of March 31, 2002, our accumulated deficit was $147.5 million. Our losses have resulted principally from expenses incurred in connection with sales and marketing of our products, research and development of our technology and products, and from expenses that we have incurred while building our business infrastructure. We expect to continue to incur significant operating losses in the future as we continue our research and development efforts, clinical trials and sales and marketing activities, in an effort to achieve greater sales and expand our business. It is uncertain when, if ever, we will become profitable. Our ability to become profitable will depend on many factors including, among others:

          - our ability to successfully market and sell our TRUGENE HIV-1 Genotyping Kit and related products, and in the future, other genotyping kits and related products, to the clinical diagnostic market;

          - our ability to sell our hepatitis C genotyping kit to the clinical diagnostic market;

          - whether the FDA takes enforcement action to restrict the use of unapproved (also known as "home brew") HIV genotyping tests to provide drug resistance reports to physicians and other healthcare providers in the clinical diagnostic market in the United States;

          - our ability to manufacture our products according to schedule and within budget;

          - whether we obtain regulatory approval to sell other genotyping kits and related DNA sequencing equipment and products for other diseases to the clinical diagnostic market in the United States and abroad;

          - the decision of third-party payors to reimburse clinicians and patients for use of our TRUGENE HIV-1 Genotyping Kit and, in the future, our other products;

          - our ability to acquire and protect intellectual property important to our business through patents, licenses or other arrangements;

          -  our ability to effectively manage the growth of our business; and

          - our ability to continue to develop advanced versions of our products and technologies and new products and technologies in a timely manner.

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

          Our operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. Factors that may affect our quarterly operating results include, among others:

          - our decision to increase or decrease sales of equipment, genotyping kits and other consumables at reduced prices;

          - our decision to reduce prices of our products in response to price reductions by competitors;

          -  unanticipated costs or delays in manufacturing our products;

          - the amount and timing of operating costs and capital expenditures relating to research and development, the fluctuations in sales of our products during any given quarter, and the expansion of our business, operations and infrastructure;

          -  unanticipated costs or delays in carrying out our clinical trials;

          - general economic conditions, as well as economic conditions specific to the biotechnology industry; and

          -  costs of pursuing strategic transactions.

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

THE MARKET FOR GENOTYPING PRODUCTS IS NEW AND GENOTYPING MAY NOT BECOME AN ACCEPTED METHOD OF MANAGING DRUG TREATMENT.

          An essential part of our business strategy is our plan to sell our products to the clinical diagnostic market. Our ability to do so will depend on the widespread acceptance and use by doctors and clinicians of genotyping to manage drug treatment of certain diseases or other medical conditions. The use of genotyping by doctors and clinicians for this purpose is relatively new. We are not aware of any other DNA sequencing products that have been approved by the FDA for clinical diagnostic purposes. We cannot be certain that doctors and clinicians will want or continue to have a need to use DNA sequencing systems designed for these purposes. If genotyping is not accepted by this market or not needed as frequently as we currently anticipate, we will not be able to carry out our business plan and our business, financial condition and results of operations will be materially harmed.

IF GENOTYPING IS ACCEPTED AS A METHOD TO MANAGE DRUG TREATMENT, WE CANNOT BE CERTAIN THAT OUR PRODUCTS WILL BE ACCEPTED IN THE CLINICAL DIAGNOSTIC MARKET.

          If genotyping becomes widely accepted in the clinical diagnostic market, we cannot predict the extent to which doctors and clinicians may be willing to utilize our TRUGENE HIV-1 Genotyping Kit or other genotyping kits to manage drug treatment of HIV and other selected diseases or other medical conditions. Doctors and clinicians may prefer competing technologies and products that can be used for the same purposes as our products such as home brew genetic tests, phenotyping assay services, DNA probe-based diagnostic systems and other DNA sequencers. If our products are not accepted by the clinical diagnostic market, our business, financial condition and results of operations will be materially harmed.

IF THE FDA DOES NOT PROHIBIT CERTAIN OF OUR COMPETITORS FROM USING HOME BREW GENOTYPING TESTS TO PROVIDE HIV DRUG RESISTANCE TESTING AND DRUG RESISTANCE REPORTS TO PHYSICIANS, WE WILL SUFFER A SIGNIFICANT COMPETITIVE DISADVANTAGE AND OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS WILL BE MATERIALLY HARMED.

          Some of our competitors, including some large clinical laboratories, have developed home brew HIV genotyping tests which are not approved for clinical diagnostic use by the FDA or other regulatory agencies. We believe that three of these clinical laboratories currently are the largest commercial users of HIV genotyping tests. The FDA has said that it will not require premarket approval of these home brew tests developed in-house by clinical laboratories if they are used exclusively by the laboratories for HIV monitoring and if the laboratories do not make any medical claims for their tests and provide only analytical results to their customers. We believe that some of these laboratories have interpreted the FDA policy to mean that they are permitted to use their home brew genotyping tests to conduct HIV drug resistance testing in the laboratories and provide drug resistance reports about specific patients to physicians, in direct competition with our TRUGENE HIV-1 Genotyping Kit. We believe, however, that the FDA policy prohibits the use of the HIV home brew genotyping tests for these purposes and that these laboratories are required to obtain FDA approval before using their genotyping tests in this fashion. We are not certain how the FDA will interpret, or whether and when it will enforce, its policy as it applies to these HIV home brew genotyping tests. Since our business plan contemplates that we will generate future revenue from sales of our TRUGENE HIV-1 Genotyping Kit to these laboratories, if the FDA does not prohibit these laboratories from using their home brew genotyping tests in this fashion, we will suffer a significant competitive disadvantage and our business, financial condition and results of operations will be materially harmed.

IF INSURANCE COMPANIES AND OTHER THIRD-PARTY PAYORS DO NOT REIMBURSE DOCTORS AND PATIENTS FOR OUR PRODUCTS, OUR ABILITY TO SELL OUR PRODUCTS TO THE CLINICAL DIAGNOSTIC MARKET WILL BE IMPAIRED.

          Our ability to successfully sell our TRUGENE HIV-1 Genotyping Kit and other genotyping kits to the clinical diagnostic market will depend partly on the willingness of insurance companies and other third-party payors to reimburse doctors and patients for use of our products. Physicians' recommendations to use genotyping, as well as decisions by patients to pursue genotyping, are likely to be influenced by the availability of reimbursement for genotyping by insurance companies or other third-party payors. Government and private third-party payors are increasingly attempting to contain health care costs by limiting both the extent of coverage and the reimbursement rate of products and services for testing and treatment. In particular, services that are determined to be investigational in nature or that are not considered "reasonable and necessary" for diagnosis or treatment may be denied reimbursement coverage. If adequate reimbursement coverage is not available from insurers or other third-party payors, we expect that few, if any, patients would be willing to pay for genotyping. In this case, our anticipated revenues will be substantially reduced, our ability to achieve profitability will be significantly impaired and our business, financial condition and results of operations will be materially harmed.

MANUFACTURING PROBLEMS COULD HAMPER OR DELAY OUR ABILITY TO SELL OUR PRODUCTS TO THE MARKETPLACE.

          We have limited experience in large-scale manufacturing and assembly of our products. Since we started manufacturing and assembling operations in 1996, we have experienced delays, quality control problems and capacity constraints from time to time.

          Until March 31, 2002, we manufactured genotyping kits at our Pittsburgh, Pennsylvania facility. We closed that facility in April 2002, and we currently do not have another facility available to manufacture genotyping kits for full scale commercial production.

          We plan to manufacture our genotyping kits at our new facility in Atlanta, Georgia. We have completed construction of this facility and we currently are testing the facility to ensure regulatory compliance. We expect our Atlanta facility to be cleared for full scale commercial production during the third quarter of 2002. However, qualifying the facility for regulatory compliance may take longer than expected.

          We currently have an adequate supply of genotyping kits in inventory to meet our current orders. Until our Atlanta facility becomes fully operational, we may experience shortages in the supply of genotyping kits from time to time. Any significant delay in making the Atlanta facility fully operational will severely limit our ability to meet our customer's future demands for genotyping kits.

          When we begin manufacturing genotyping kits at our Atlanta facility, additional problems may arise. These may include technological, engineering, quality control and other production difficulties. We may also have difficulty complying with FDA quality system regulations at each of our facilities. If we experience these problems, we could be delayed in filling orders, shipping existing products and introducing new products to the marketplace. These problems could adversely affect customer satisfaction and the market acceptance of our products, and our business, financial condition and results of operations will be materially harmed.

WE NEED TO OBTAIN A LICENSE OR ENTER INTO A DISTRIBUTION AGREEMENT FOR SOME OF THE COMPONENTS INCLUDED IN OUR HEPATITIS C GENOTYPING KIT, BUT MAY NOT BE ABLE TO DO SO ON ACCEPTABLE TERMS.

          We have developed a genotyping kit for hepatitis C. We need to obtain a license for some of the components included in our hepatitis C genotyping kit, but we do not have a license at this time and we may not be able to obtain a license on acceptable terms or at all. If we are unable to obtain a license, our customers may be able to purchase the required components from a licensed supplier. Alternatively, we may attempt to enter into a distribution arrangement that would enable us to distribute our hepatitis C genotyping kit without our own license. However, we may not be able to enter into a distribution arrangement on acceptable terms or at all. If we are unable to obtain a required license or enter into a distribution arrangement or if we are unable to make alternate arrangements, we may not be able to sell our hepatitis C genotyping kit to the clinical research or clinical diagnostic markets. If we are unable to sell our hepatitis C genotyping kit or if we encounter significant costs in doing so, our business, financial condition and results of operations will be materially harmed.

IF WE ARE REQUIRED TO OBTAIN FDA APPROVAL TO SELL OUR HEPATITIS C GENOTYPING KIT TO THE CLINICAL RESEARCH MARKET, OUR SALES OF THIS GENOTYPING KIT WILL BE SIGNIFICANTLY DELAYED.

          Our hepatitis C genotyping kit identifies the specific hepatitis C subtypes a patient is most likely to have contracted. The report generated does not provide information about a patient's drug resistance or recommend the use of specific drugs for treatment of that patient. We believe that FDA approval is not generally required for hepatitis C genotyping products which are used for epidemiological studies. However, the FDA has not provided definitive guidance as to whether a hepatitis C product used for the purpose and in the manner we intend our hepatitis C genotyping kit to be used, would require approval. We are aware of at least one product similar to ours that is being marketed and sold by a competitor without FDA approval. To our knowledge, the FDA has not advised that company that FDA approval is required to market and sell the product for the purposes for which it is intended to be used and has not initiated enforcement action to stop the marketing or sale of the product. We do not intend to seek FDA clearance to market our hepatitis C genotyping kit for the purposes for which it is intended to be used. However, we cannot be certain that the FDA will not determine that authorization is required for us to market and sell the hepatitis C genotyping kit for these purposes or direct us not to sell the kit without authorization. If we are required to obtain FDA approval, we will not be able to sell our hepatitis C genotyping kit to the clinical research market until FDA approval is obtained. The FDA approval process is lengthy and expensive and we may never receive FDA approval. If we are required to obtain FDA approval and we are unable to do so or if we encounter significant delays in obtaining FDA approval, our business, financial condition and results of operations will be materially harmed.

WE DO NOT HAVE MARKETING EXPERIENCE IN THE CLINICAL DIAGNOSTIC MARKET, WE CANNOT BE CERTAIN WE WILL SUCCESSFULLY DEVELOP THE MARKETING CAPABILITIES REQUIRED TO SELL OUR PRODUCTS TO THIS MARKET AND IN SOME MARKETS WE WILL BE DEPENDENT ON THE EFFORTS OF DISTRIBUTORS TO SELL OUR PRODUCTS.

          We have no experience marketing products to the clinical diagnostic market. We have built a sales force to sell our HIV OpenGene System in the clinical diagnostic market in North America and selected other countries. We began selling our HIV OpenGene System to the clinical diagnostic market in the United States in the fourth quarter of 2001. We cannot be certain that we will successfully market and sell our products to the clinical diagnostic market.

          We have granted rights to distribute our OpenGene Systems to distributors in the clinical diagnostic, clinical research, and research markets in many countries outside of the United States and Canada. Our ability to successfully sell products in countries in which we rely on distribution agreements will depend to a great extent on the efforts of the distributors.

          Failure to successfully market our products, will impede our ability to generate significant revenues and become profitable and our business, financial condition and results of operations will be materially harmed.

          On February 27, 2002, we received notice of a lawsuit that has been filed in Milan, Italy against our company and two of our subsidiaries by Nuclear Laser Medicine Srl. The lawsuit seeks unspecified damages and seeks to enforce an alleged agreement covering distribution of our hepatitis C and HIV products in Italy. We believe that these claims are without merit and intend to vigorously contest the allegations made in the lawsuit. Since the amount of damages are unspecified, we cannot at this time determine, if we are unsuccessful, whether this legal action will have a material adverse effect on our business, financial condition or results of operations.

WE MAY NOT RECEIVE APPROVAL OF CERTAIN FOREIGN REGULATORY AUTHORITIES FOR OUR HIV OPENGENE SYSTEM, AND THEREFORE, WE MAY NOT BE ABLE TO SELL OUR HIV OPENGENE SYSTEM TO THE CLINICAL DIAGNOSTIC MARKET IN SOME FOREIGN COUNTRIES.

          We have obtained regulatory approval to sell our HIV OpenGene System to the clinical diagnostic market in the United States, Argentina, Canada, France and Israel. However, in Canada we will be required to meet additional regulations that become effective in January 2003. We cannot be certain that we will be able to comply with these new regulations. If we do not comply with these new regulations, we will be unable to sell our HIV OpenGene System to the clinical diagnostic market in Canada.

          We are required to obtain approval from regulatory authorities to sell our HIV OpenGene System to the clinical diagnostic market in some other countries. We believe we currently are able to sell our HIV OpenGene System to the clinical diagnostic market in the following European Union (EU) member states (in addition to France): Belgium, Luxembourg, United Kingdom, Holland, Scandinavia and Spain. We expect that further regulatory approvals will not be required in these EU member states until new EU wide regulations go into effect in December 2003. We anticipate being in compliance with the new EU regulations as they become effective. However, we cannot be certain that we will be able to meet any future EU regulations in a timely manner, or at all. In some EU and other counties, we may face an approval process similar to that required by the FDA. We cannot be certain that we will obtain the necessary approvals to sell our HIV OpenGene System to the clinical diagnostic market in any of these countries. In some cases, the failure to obtain approval could materially harm our business, financial condition and results of operations.

EACH TIME WE MAKE ALTERATIONS TO ANY FDA APPROVED PRODUCTS, WE MAY NEED TO SEEK ADDITIONAL FDA APPROVAL, WHICH MAY LENGTHEN THE TIME AND INCREASE THE COST OF BRINGING UPGRADED OR NEW PRODUCTS TO MARKET.

          We may need to seek additional FDA approval if we make changes to a product specifically approved by the FDA. We will be required to obtain prior clearance from the FDA for those product changes that could significantly affect safety or effectiveness. We also may be required to obtain similar foreign regulatory approval. To obtain additional approval for some types of changes, we may have to conduct additional human clinical trials to demonstrate that the altered product will produce at least the same results as the approved product or will be as safe and effective as the approved product. Obtaining additional FDA or foreign regulatory approval is likely to be time consuming and costly and, as a result, we may experience delays in bringing these upgraded or new products to market.

          We expect to update the drug resistance algorithms, embedded in the software package included in our HIV OpenGene System, approximately every six months. FDA review and approval of any significant updates may be required. Based on informal discussions with the FDA, we expect that, if FDA approval is required, the FDA's review and approval of these updates will not exceed 90 days, provided we satisfy the FDA's approval requirements. However, there can be no assurance that such review process will not take longer. If the FDA's review process takes longer than 90 days, we may be delayed in bringing these updates to market.

WE MAY NOT RECEIVE APPROVAL OF THE FDA FOR OTHER PRODUCTS WE MAY DEVELOP, AND, THEREFORE, WE MAY NOT BE ABLE TO SELL OUR OTHER PRODUCTS TO THE CLINICAL DIAGNOSTIC MARKET IN THE UNITED STATES.

          In the future, we may seek FDA approval to sell other products, including other genotyping kits, for clinical diagnostic purposes in the United States.

          In order to obtain FDA approval for our other products we will have to submit an application supported by extensive test data demonstrating the utility, reliability and performance of these products. We will also be required to show the FDA that we maintain good laboratory, clinical and manufacturing practices. The FDA approval process is lengthy and expensive. You should be aware of the following possibilities:

          - We may never obtain approval from the FDA to sell our other products to the clinical diagnostic market;

          - The FDA may disagree with us that the data are adequate, and we may therefore have to do additional testing;

          - The additional testing, if any, may show that our other products are not reliable enough, and therefore cannot be authorized by the FDA, or the additional testing may show that our other products do not work as well as they need to for successful marketing, even if marketing is authorized by the FDA;

          - The additional testing, if any, may be too costly to carry out, either because we lack adequate funds or because the market potential for our other products does not justify the costs;

          -  There may be significant delays in the FDA review process;

          - The FDA may approve the sale of our other products with conditions that could limit the market for these products or make them more difficult or expensive to sell than we anticipate; and

          - The FDA may seek to revoke marketing authorization for certain of our products for a variety of reasons.

          If we fail to receive FDA approval, if FDA approval is delayed or revoked, or if the FDA imposes conditions that make it difficult to sell or market our other products, we will be unable to carry out our business plan to sell our other products for clinical diagnostic use in the United States and our business, financial condition and results of operations could be materially harmed.

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

IF WE ARE UNABLE TO SUCCESSFULLY PROTECT OUR INTELLECTUAL PROPERTY OR OBTAIN CERTAIN LICENSES, OUR COMPETITIVE POSITION WILL BE HARMED.

          Our success will partly depend on our ability to obtain patents and licenses, and to protect our trade secrets.

          We own or jointly own numerous U.S. and foreign patents. We own or jointly own U.S. patent applications and foreign applications presently pending as PCT applications, or as national phase PCT applications, designating intergovernmental agencies and multiple countries including the European Patent Office, Australia, Canada and Japan. We cannot assure you that our patent applications will result in patents being issued in the United States or foreign countries. In addition, the U.S. Patent and Trademark Office may reverse its decision or delay the issuance of patents that have been allowed. We also cannot assure you that any technologies or products that we may develop in the future will be patentable. In addition, competitors may develop products similar to ours that do not conflict with our patents. Others may challenge our patents and, as a result, our patents could be narrowed or invalidated.

          From time to time, we may be required to obtain licenses from third parties for some of the technology or components used or included in certain of our genotyping kits or other products. We cannot be certain that we will be able to obtain these licenses on acceptable terms or at all. In certain instances, if we are unable to obtain a required license, our ability to sell or use certain products may be limited.

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

          The Board of Trustees of the Leland Stanford Junior University has filed a lawsuit in the United States District Court for the Northern District of California claiming that our TRUGENE HIV-1 Genotyping Kit infringes patents owned by the University. We have received an attorney opinion that we do not infringe any claim of the patents-in-suit. We believe that these claims are without merit and intend to vigorously contest the allegations made in the lawsuit. Since the amount of damages are unspecified, we cannot at this time determine, if we are unsuccessful, whether this legal action will have a material adverse effect on our business, financial condition or results of operations.

CERTAIN SUPPLIES AND PARTS THAT WE NEED ARE AVAILABLE ONLY FROM LIMITED SOURCES AND OUR BUSINESS WILL SUFFER IF WE CANNOT OBTAIN THESE SPECIALIZED ITEMS USED IN OUR GENOTYPING KITS.

          Our genotyping kits include dyes, reagents and other chemicals supplied by third parties. Certain of these dyes, reagents and other chemicals are available only under license from their manufacturers. We cannot be certain that we will be able to renew these licenses upon expiration on favorable terms or at all. While we believe that alternative dyes, chemicals and reagents are available, alternate products may not be as effective as certain of the products that we presently use. If we switched to an alternative dye, chemical or reagent, we may also have to adapt our analysis software and/or our DNA sequencing equipment to the new product, which could take time. If the genotyping kit is FDA approved, we may also be required to seek FDA approval for the altered genotyping kit if the alternative product were to substantially alter the performance of the genotyping kit or if the changes could significantly affect safety or effectiveness. This could cause delays in production and in bringing the altered genotyping kit to market.

          We currently purchase acrylamide, an important chemical used in our MicroCel cassettes, from one supplier. This supplier has informed us that it is experiencing financial hardship. We have located one alternative supplier and are seeking others. If we purchase acrylamide from other suppliers, we may experience quality control or other problems with the acrylamide from such other suppliers.

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

WE ARE DEPENDENT ON OUR LICENSE FOR THE POLYMERASE CHAIN REACTION TECHNOLOGY WE USE IN MOST OF OUR GENOTYPING KITS AND OUR BUSINESS WOULD SUFFER IF THE LICENSE IS TERMINATED.

          We license the polymerase chain reaction technology that we use in most of our genotyping kits from Roche Molecular Systems, Inc. and F. Hoffmann-La Roche Ltd. This license is not exclusive, and therefore, may be granted by the Roche companies to our competitors and others. We are required to pay royalties to the Roche companies for this license. The license is for the life of the patents included within the licensing agreement. The license may be terminated by Roche Molecular Systems and F. Hoffman-La

Roche prior to the expiration under certain limited circumstances. The termination of this license would have a material adverse effect on our ability to produce or sell our TRUGENE HIV-1 Genotyping Kit and our other genotyping kits that use this technology. Consequently, we could experience a deterioration of anticipated future sales of those genotyping kits and further losses, and our business, financial condition and results of operations would be materially harmed.

WE ARE DEPENDENT ON OUR LICENSE FOR CERTAIN TECHNOLOGY WE USE IN OUR DNA SEQUENCING INSTRUMENTS AND OUR BUSINESS WOULD SUFFER IF THE LICENSE IS TERMINATED.

          We license certain intellectual property owned or exclusively licensed by Applera Corporation, Applied Biosystems Group, which we refer to in this annual report as Applera. The license enables us to utilize certain Applera technology to manufacture and sell our DNA sequencing instruments, as well as manufacture and sell clinical sequencing kits to run on DNA sequencing instruments manufactured by us, Applera and certain other third parties. We are required to pay royalties to Applera for this license. The license is for the life of the patents included within the licensing agreement. Either party may terminate the agreement under certain limited circumstances. The termination of this license would have a material adverse effect on our ability to produce or sell our DNA sequencing instruments and genotyping kits. Consequently, we could experience a deterioration of anticipated future sales of our genotyping kits and further losses, and our business, financial condition and results of operations would be materially harmed.

WE FACE SUBSTANTIAL COMPETITION FROM MANY COMPANIES, AND WE MAY NOT BE ABLE TO EFFECTIVELY COMPETE.

          The biotechnology industry is highly competitive. We compete with entities in the United States and abroad that are engaged in the development and production of products that analyze genetic information. They include:

          - purveyors of home brew genetic tests, which may not have undergone clinical validation and have not been approved by the FDA or other regulatory agencies, including Laboratory Corporation of America Holdings, Quest Diagnostics Inc. and Specialty Laboratories, Inc.

          - manufacturers of genotyping test kits, including the Celera Diagnostics division of Applera;

          - purveyors of phenotyping or genotyping assay services, including ViroLogic, Inc. and Tibotec-Virco NV (a subsidiary of Johnson & Johnson);

          - manufacturers and distributors of DNA probe-based diagnostic systems such as Abbott Laboratories, Chiron Corp., Roche Diagnostics, Gene Probe Inc., Innogenetics NV, Digene Corporation and Johnson & Johnson; and

          - manufacturers and distributors of DNA sequencers such as Applera, Amersham Pharmacia Biotech, Inc., LI-COR, Inc., Hitachi, Ltd. and Beckman Coulter, Inc.

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

          In addition, if we issue additional securities in connection with an acquisition, the ownership interests of our existing securities holders will be diluted.

WE MAY BE SUED BY CLINICIANS, PATIENTS OR THIRD-PARTY PAYORS AND OUR INSURANCE MAY NOT SUFFICIENTLY COVER ALL CLAIMS BROUGHT AGAINST US.

          The testing, manufacturing, sale, marketing and use of our products exposes us to the risk of product liability claims. In addition, clinicians, patients, third-party payors and others may at times seek damages based on testing or analysis errors based on a technician's misreading of the sequencing results, mishandling of the patient samples or similar claims. Although we have obtained liability insurance coverage, we cannot guarantee that liability insurance will continue to be available to us on acceptable terms or that our coverage will be sufficient to protect us against all claims that may be brought against us. A liability claim, even one without merit or for which we have substantial coverage, could result in significant legal defense costs, thereby increasing our expenses, lowering our earnings and, depending on revenues, potentially resulting in additional losses.

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

OUR U.S. INVESTORS COULD SUFFER ADVERSE TAX CONSEQUENCES IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY.

          Although we do not believe that we were a passive foreign investment company (or PFIC) for United States federal income tax purposes during 2001 there can be no assurance that we will not be treated as a PFIC in 2002 or 2003. We would be a PFIC if 75% or more of our gross income in a taxable year is passive income. We also would be a PFIC if at least 50% of the value of our assets averaged over the taxable year produce, or are held for the production of, passive income. For these purposes, the value of our assets is calculated based on our market capitalization. Passive income includes, among other items, interest, dividends, royalties, rents and annuities.

          For the 2001 taxable year approximately 16% of our assets averaged over the taxable year produced, or were held for the production of, passive income, and approximately 16% of our gross income was passive income.

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

          If we become a PFIC, our U.S. shareholders will generally be unable to exchange our common shares for shares of an acquiring corporation on a tax-deferred basis under the reorganization rules of the Internal Revenue Code (unless shares are received in an acquiring corporation which itself is a PFIC in the year the reorganization was completed), and the benefits of many other nonrecognition provisions of the Internal Revenue Code will not apply to transfers of our common shares. In addition, if we become a PFIC, pledges of our common shares will be treated as sales for U.S. federal income tax purposes. Our U.S. shareholders should note that state and local taxes may also apply if amounts are included in U.S. federal taxable income under the PFIC rules of the Internal Revenue Code. The PFIC rules are very complex. Our U.S. shareholders are strongly encouraged to consult with their tax advisors concerning all of the tax consequences of investing in our common shares and the possible benefits of making a tax election given their circumstances. Additionally, our U.S. shareholders should review "Item 10.

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

          Our authorized capital consists of an unlimited number of preferred shares. The Board of Directors, without any further vote by the common shareholders, has the authority to issue preferred shares and to determine the price, preferences, rights and restrictions, including voting and dividend rights, of these shares. The rights of the holders of common shares are subject to the rights of holders of any preferred shares that the Board of Directors may issue in the future. That means, for example, that with the approval of our Series A Preferred Shareholders, we can issue preferred shares with more voting rights, higher dividend payments or more favorable rights upon dissolution, than the common shares. If we issued certain types of preferred shares in the future, it may also be more difficult for a third-party to acquire a majority of our outstanding voting shares.

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

          In July 1999, we issued 33,948 Series A preferred shares and, as of May 31, 2002, 25,153 remained outstanding. Our Series A preferred shares entitle the holders to certain preferences over our common shares, including the following:

          - we may not issue any securities that rank senior to, or in parity with, the Series A preferred shares without obtaining the approval of the holders of a majority of the Series A preferred shares;

          - we may not issue dividends to holders of common shares until all accrued and unpaid dividends on the Series A preferred shares are paid in full; and

          - if we liquidate or wind-up our company or if we sell our company or in certain other circumstances, holders of Series A preferred shares are entitled to receive an amount equal to $1,000 per Series A preferred share, or approximately $25.2 million in the aggregate, plus accrued and unpaid dividends, before holders of common shares would be entitled to receive any distribution.

THE HOLDERS OF OUR SERIES A PREFERRED SHARES HAVE ANTI-DILUTION PROTECTION THAT MAY ENTITLE THEM TO RECEIVE ADDITIONAL COMMON SHARES UNDER SOME CIRCUMSTANCES, WHICH WOULD DILUTE THE OWNERSHIP INTERESTS OF THE HOLDERS OF OUR COMMON SHARES.

          Currently our Series A preferred shares are convertible, at the holders' option, into common shares at the conversion price of $10.72 per share. However, the conversion price may be adjusted in a number of circumstances. In some circumstances, such as certain issuances of our common shares or securities convertible into our common shares at a price per share less than the conversion price for the Series A preferred shares, the ownership interest of the holders of Series A preferred shares in our company (on a fully-diluted basis) may increase. As a result, the ownership interests of the holders of our common shares would be diluted.

THE VOLATILITY OF THE STOCK MARKET OR TRADING ACTIONS OF SOME SHAREHOLDERS COULD DRIVE DOWN THE PRICE OF OUR COMMON SHARES WHICH COULD RESULT IN LOSSES TO OUR SHAREHOLDERS.

          The market prices for securities of life sciences companies, particularly those that are not profitable, have been highly volatile, especially recently. Publicized events and announcements may have a significant impact on the market price of our common shares.

          We have publicly announced that we are in discussions with third parties regarding strategic alternatives, including a potential sale of our company. If we sell our company, we cannot be certain of the consideration that would be paid to our common shareholders. However, arbitrageurs and other investors may purchase our common shares with the expectation that, upon the completion of a sale, our common shareholders will be paid a premium over our current market price. If we do not complete a sale of our company, or if investor expectations change prior to the completion of a sale, these investors may sell their common shares, which could drive down the price of our common shares on Nasdaq.

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

FUTURE SALES BY EXISTING SHAREHOLDERS MAY LOWER THE PRICE OF OUR COMMON SHARES WHICH COULD RESULT IN LOSSES TO OUR SHAREHOLDERS.

          As of May 31, 2002, we had 22,178,342 outstanding voting shares. This includes 2,975,051 shares issuable upon conversion of our Series A preferred shares. All of these shares (including the common shares to be issued upon conversion of the Series A preferred shares) are eligible for sale under Rule 144, pursuant to currently effective registration statements, or are otherwise freely tradable. In addition:

          - Our officers and directors own options to acquire an additional 1,031,376 shares. The shares to be issued upon exercise of these options have been registered and may be freely sold when issued. Our officers and directors also own 41,066 shares that may be sold subject to volume restrictions imposed by Rule 144.

          - Our employees and consultants who are not deemed affiliates hold options to buy a total of 1,057,646 shares. The shares to be issued upon exercise of these options have been registered and may be freely sold when issued.

          - We may issue options to purchase up to an additional 125,576 shares under our share option plans. The shares to be issued upon exercise of these options have been registered and may be freely sold when issued.

          - Our Board of Directors has approved the issuance of options to purchase an additional 1,000,000 shares under our 2000 Employee Option Plan and has granted options to officers and employees to purchase 193,375 of these shares, which are not reflected in the option numbers shown above. The shares to be issued upon exercise of these options have not been registered and may be freely sold only pursuant to an effective registration statement.

          Sales of substantial amounts of common shares into the public market could lower the market price of our common shares.

          In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who has owned shares for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the number of our common shares then outstanding (which equals approximately 192,033 common shares as of May 31, 2002) or (ii) the average weekly trading volume of our common shares during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about our company. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has owned the shares proposed to be sold for at least two years, is entitled to sell his shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

ITEM 4.   INFORMATION ON THE COMPANY.

RECENT DEVELOPMENTS

          We currently are in discussions with third parties regarding strategic alternatives, including the potential sale of our company. We have retained Bear, Stearns & Co. Inc. to act as our financial advisor and to assist us in this process. We cannot be certain whether we will be able to sell our company or complete any other strategic transaction. We also cannot be certain of the terms upon which a sale or any other strategic transaction would be completed.

OVERVIEW

          We develop, manufacture and sell integrated DNA sequencing systems that analyze genetic information to improve the treatment of selected diseases. Our strategy is to become a leader in the emerging field of pharmacogenomics. Pharmacogenomics is the science of individualizing therapy based on genetic differences across patients. Our genotyping technology, which employs DNA sequencing, enables the analysis in the clinical diagnostic laboratory of individual genetic variations. DNA sequencing is generally considered the most thorough and accurate method for genotyping diseases. We believe that individualizing therapy through pharmacogenomics will improve the treatment of many diseases, such as those caused by Human Immunodeficiency Virus, or HIV, hepatitis B, hepatitis C, and some cancers.

          Our OpenGene System consists of disease-specific genotyping kits and software, automated DNA sequencers, disposable gel cassettes and related equipment. Our genotyping kits contain the necessary chemicals, reagents, third-party licenses and other consumables and materials required for sequencing specific disease-associated genes.

          The first clinical diagnostic application we are targeting is HIV. We have developed our TRUGENE HIV-1 Genotyping Kit to enable clinicians to genotype the major HIV species infecting patients in order to improve the management of patient treatment. HIV is a highly variable virus with high rates of mutations, which may lead to drug resistance. One of the central challenges in maintaining HIV patients on long-term drug therapy is to adjust each patient's medication as drug-resistant strains of the virus emerge. On September 26, 2001, we received clearance from the U.S. Food and Drug Administration, or FDA, to market our TRUGENE HIV-1 Genotyping Kit for clinical diagnostic use in the United States. We began selling our FDA-cleared TRUGENE HIV-1 Genotyping Kit to the clinical diagnostic market in the U.S. during the fourth quarter of 2001.

          We also have developed a genotyping kit for hepatitis C. We are developing the next generation of our TRUGENE HIV-1 Genotyping Kit, genotyping kits for other species of HIV not tested for in our TRUGENE HIV-1 Genotyping Kit, a genotyping kit for hepatitis B, the next generation of our hepatitis C genotyping kit, and genotyping kits for certain cancers.

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

          THE CLINICAL DIAGNOSTIC MARKET. The clinical diagnostic market consists of life science companies, hospitals, reference laboratories, medical clinics and doctors offices which use clinical molecular genetic tests for the diagnosis and management of diseases. Current tests typically rely on DNA probe-based and other technology including homebrew DNA sequencing tests. Unlike the research market, genotyping for clinical diagnostic purposes generally relies on the sequencing of relatively short DNA strands with high degrees of accuracy. DNA sequencers and related instrumentation used for diagnostic purposes should enable clinicians to rapidly and accurately sequence and analyze a high volume of patient samples at relatively low costs, and fit within the space constraints of a typical clinical laboratory.

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

OUR OPENGENE SYSTEM

          Our OpenGene System consists of automated DNA sequencers, disposable gel cassettes, related equipment and software and disease-specific genotyping kits. Our OpenGene System has been designed expressly to meet the needs of the clinical diagnostic market. We believe that our integrated OpenGene System provides a cost effective and efficient clinical diagnostic solution that will make DNA sequencing a viable diagnostic tool for the management of selected diseases and medical conditions because:

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

          - our genotyping kits include the reagents, primers and other chemicals, third-party licenses, software and other materials required to conduct tests for specific disease-associated genes; and

          - our genotyping kits are standardized, validated and undergo quality control testing to provide reliable, reproducible results.

OUR BUSINESS STRATEGY

          Our objective is to be a leader in the emerging field of pharmacogenomics. Our goal is to enable clinicians to use genetic information to monitor and customize treatment of diseases, initially for HIV and later for other diseases. Key elements of our business strategy are to:

          - PROVIDE AN INTEGRATED GENOTYPING SOLUTION FOR THE CLINICAL DIAGNOSTIC MARKET. We intend to meet the needs of the clinical diagnostic market by providing an efficient, inexpensive, easy-to-use genotyping solution. Our integrated OpenGene System, which we believe incorporates these features, includes automated DNA sequencers, disposable gel cassettes, related equipment and software, and disease-specific genotyping kits. We designed this system for the clinical diagnostic market.

          - TARGET THE HIV GENOTYPING MARKET. We are focusing initially on the HIV market because there is clinical evidence to suggest that genotyping may be effective in managing the treatment of diseases associated with HIV. By identifying mutations in HIV through genotyping and consistently countering these mutations with appropriate drug therapy, we believe drug treatment can be administered and monitored more effectively. We have received regulatory approval to sell our HIV OpenGene System for clinical diagnostic use in the United States, Argentina, Canada, France and Israel, and we intend to seek approval from regulatory authorities in other countries.

          - LEVERAGE OUR OPENGENE SYSTEM FOR ADDITIONAL APPLICATIONS. We have developed, and are developing, other disease-specific genotyping kits that we believe have the potential to eliminate or reduce more time consuming and/or expensive tests and that may enable clinicians to better monitor and manage patient treatment. In addition to our HIV genotyping kit, we have developed genotyping kits for hepatitis B and hepatitis C, and are developing genotyping kits for the next generation of our TRUGENE HIV-1 Genotyping Kit, genotyping kits for other species of HIV not tested for in our TRUGENE HIV-1 Genotyping Kit, and genotyping kits for certain cancers.

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

          - OFFER TESTING AND SEQUENCING SERVICES. We maintain an accredited reference testing laboratory that provides genotyping and other testing services for HIV, hepatitis B, hepatitis C, other infectious diseases and various genes associated with cancer. We believe that the data which we obtain in providing these services will also assist us in our efforts to develop new genotyping kits and other technologies.

          - TAILOR OUR MARKETING EFFORTS TO LOCAL MARKETS. We have established our sales and marketing force in the United States, Canada, selected European countries and in other areas where we believe that the size of the market and our familiarity with regulatory and other local conditions justify the development of our own sales force. In selected geographic and product markets where we believe that regulatory and other market factors make it more prudent to rely on a third-party local sales and marketing effort, we seek to enter into distribution and marketing arrangements with leading distributors.

          - MAINTAIN OUR TECHNOLOGICAL LEADERSHIP IN GENOTYPING. We plan to continue to invest significant resources in research and development so that we may continue to provide customers with advanced genotyping technologies and products. Where we believe it is cost effective or otherwise appropriate, we will continue to license and acquire technologies and products to include in our OpenGene System and genotyping kits. We will also seek to continue to collaborate with hospitals, academic institutions, pharmaceutical companies and life science companies to develop additional genotyping kits and other products.

OUR INTEGRATED OPENGENE SYSTEM

          Our integrated OpenGene System includes the following components:

          SEQUENCING SYSTEMS Sequencing systems consist of automated DNA sequencers and related equipment.

          SOFTWARE SYSTEMS. Software systems consist of our proprietary GeneObjects and TRUGENE Software DNA analysis and data management software.

          GENOTYPING KITS AND OTHER CONSUMABLES. Genotyping kits consist of various reagents, enzymes, primers and other chemicals, and other consumables consist of disposable gel cassettes, acrylamide and other materials.

SEQUENCING SYSTEMS

          LONG-READ TOWER AUTOMATED DNA SEQUENCER. The Long-Read Tower is a two-dye automated sequencer that can read 400 bases in approximately 40 minutes with high accuracy, suitable for clinical diagnostic applications, and can also read longer DNA sequences used in some research applications. Using our proprietary Long-Read MicroCel cassettes, the Long-Read Tower can read 700 bases in under 3 hours with high accuracy. The Long-Read Tower can read 16 lanes and test up to 8 patient samples per gel cassette, and can be networked with other Long-Read Towers so that multiple units can run from a single workstation, thereby allowing for a significantly greater number of patient samples to be tested simultaneously. The Long-Read Tower is small (47cm x 39cm x 26cm) and lightweight relative to competitive instruments, can be connected to almost any computer network, has no moving parts and consumes only 400 watts of power.

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

          GEL TOASTER. The Gel Toaster is a compact (47 cm x 39 cm x 26 cm), lightweight device that uses ultraviolet light to polymerize, or cure, liquid acrylamide that has been injected into the MicroCel cassette. The acrylamide gel is the medium through which the DNA is separated for sequencing.

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

GENOTYPING KITS AND OTHER CONSUMABLES

          GENOTYPING KITS. We sell genotyping kits which assist in identifying disease-associated genetic mutations and gene sequences. We sell our TRUGENE HIV-1 Genotyping Kit to the clinical diagnostic market and we sell other genotyping kits to the research and clinical research markets. Our TRUGENE HIV-1 Genotyping Kit and other genotyping kits are described in the section of this annual report entitled "-Applications For Our OpenGene System."

          GENOTYPING KIT TECHNOLOGIES. We have developed and are developing genotyping kits with features designed to make our genotyping kits suitable for the clinical diagnostic market. We use certain technologies proprietary to us, and other technologies licensed to us, to ensure that our genotyping kits will meet the needs of this market. These technologies include our CLIP and CAS technology, polymerase chain reaction technology, or PCR, Uracil-DNA-glycosylase, or UDG, technology and fluorescent DNA sequencing technology. We have U.S. and foreign patents covering our CLIP technology. We license the PCR technology from Roche Molecular Systems, Inc. and F. Hoffmann-La Roche Ltd., the UDG technology from Invitrogen Corporation, the fluorescent DNA sequencing technology from Applera Corporation and the CAS technology from Genassiance Pharmaceuticals, Inc.

          Our proprietary CLIP technology enables DNA samples to be prepared in a single test-tube, single-step process that replaces the multiple individual steps currently required to prepare a sample for DNA sequencing. This technology saves time and reduces the cost of DNA sequence-based diagnostic testing, which is important to the clinical diagnostic market. Our CLIP technology is also more sensitive than traditional techniques, which is especially useful for managing viral diseases because it permits the genotyping of patients with very low viral loads that other methods cannot detect. As a result, using CLIP, HIV patients with low viral loads can be genotyped and treated at the earliest indication of drug resistance. Our exclusive license from Genassiance Pharmaceuticals permits us to use CAS technology for research and diagnostic applications. CAS technology performs similar functions to CLIP technology, using different enzyme chemistry on DNA.

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

          MICROCEL CASSETTE. The MicroCel cassette is a disposable, polyacrylamide electrophoretic gel cassette which acts as the detection medium for our DNA sequencers. The gel is injected into the cassette. After the cassette is cured, it is placed into the sequencer for DNA sequencing and other tests. The cassette is comprised of two small glass plates, has a 50 micron gap and can be filled with acrylamide and cured in three minutes through a semi-automated process which uses our Gel Toaster and SureFill products. Competitive slab gel sequencers typically use significantly thicker (200-500 micron gap) gel systems which are assembled manually by technicians and must be disassembled and cleaned after use. We manufacture the MicroCel cassette in three sizes.

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

          We maintain a library of cultures of HIV strains with known drug resistant mutations and a patient database on viral drug resistance and high resolution DNA sequencing data. This data may be used to screen new drugs for possible viral resistance and to identify patterns of cross resistance to new drugs as well as for the development of new AIDS treatment strategies.

APPLICATIONS FOR OUR OPENGENE SYSTEM

HIV

          Our FDA-approved HIV OpenGene System enables physicians to genotype the major HIV species infecting patients and to diagnose and treat HIV based upon the mutations present in the virus. Our TRUGENE HIV-1 Genotyping Kit contains all of the reagents, chemicals, third-party licenses and other materials required to sequence the DNA from the protease and reverse transcriptase regions of the virus, which are known to develop mutations that make the virus resistant to drugs. In September 2001, we received clearance from the FDA to market our TRUGENE HIV-1 Genotyping Kit for clinical use in the United States. The FDA authorization allows us to sell our TRUGENE HIV-1 Genotyping Kit for support of anti-retroviral therapy in HIV. We are not restricted in the claims we can make with regard to the mutations or our interpretation of them. We initiated the sale of our TRUGENE HIV-1 Genotyping Kit for use in the clinical research market in the fourth quarter of 1998 and the clinical diagnostic market in the fourth quarter of 2001. We have pending and issued patents in the United States and in some foreign countries covering various aspects of our TRUGENE HIV-1 Genotyping Kit.

          HIV OVERVIEW. HIV is a virus that attacks the cells in the human immune system. Without effective treatment, HIV significantly weakens the immune system, which results in opportunistic infections, neurological dysfunctions, malignant tumors and eventually death. HIV infected patients may develop Acquired Immune Deficiency Syndrome, or AIDS, which is a syndrome of infections, diseases and medical conditions resulting from a weakened immune system. Since the early 1980's, when the HIV epidemic was first identified, it is estimated that more than 21 million people worldwide have died as a result of complications from AIDS. Approximately 940,000 people in North America, 1,560,000 in Europe and Central Asia and a total of 40 million people worldwide are infected with HIV. In 2001 alone, there were approximately 5 million new HIV infections, including 45,000 in North America and 280,000 in Europe and Central Asia, and 3 million deaths as a result of complications from AIDS.

          HIV is a highly variable virus with a high rate of mutations. Because of HIV's high mutation rate, drugs used to treat the virus, while generally effective for a period of time, often result in the survival of a virus with mutations that confer resistance to those drugs. Today, there are more than 140 known HIV mutations associated with drug resistance.

          Currently, there are 16 FDA approved anti-HIV drugs. These drugs specifically target the protease and reverse transcriptase enzymes to interfere with and reduce HIV replication. Mutations in the genetic information of the virus that codes for these two enzymes can result in the development of drug resistance. Current drug therapy usually relies on the use of drug cocktails of two or more antiviral drugs, targeting different stages of the HIV life cycle. A number of studies have shown that drugs given in various combinations reduce the viral load in most patients and can significantly improve these patients' overall health. Viral load is a generally used measurement of the concentration of virus in a patient's blood. HIV patients fail drug therapy in many cases either because the virus mutates and develops resistance to drugs, or because the side effects of drugs or the strict dosing regimens are intolerable, leading patients to skip doses or discontinue using the drugs.

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

          GENOTYPING AND HIV. Genotyping HIV enables clinicians to identify mutations in the genetic material in the virus. Several clinical trials, one of which we conducted, have demonstrated the benefits of genotyping HIV to manage a patient's drug therapy. These studies suggest that by sequencing the patient's HIV, clinicians may be able to detect early in the process that a resistant mutant has emerged and make appropriate changes in medication to manage viral load. Sustaining a low viral load is believed to be a key factor in prolonging the life of an HIV patient. Achieving and maintaining low viral loads may also significantly reduce medical costs because patients with low or undetectable viral loads have fewer opportunistic infections and other symptoms and, therefore, require fewer and shorter hospital stays and fewer other medical services.

HEPATITIS C

          We have developed a genotyping kit for hepatitis C. Hepatitis is an inflammation of the liver. Hepatitis C is one type of virus that causes this inflammation. There are approximately 4.0 million people in the United States who test positive for hepatitis C. There are six major sub-types of hepatitis C. Knowing the sub-type helps the physician determine how long the patient will require drug treatment.

          Our hepatitis C genotyping kit generates a report which identifies the specific hepatitis C subtypes a patient is most likely to have contracted. The report generated does not provide information about the patient's drug resistance or recommend the use of specific drugs for treatment of that patient. We believe that FDA approval is not generally required for hepatitis C genotyping products which are used for epidemiological studies. However, the FDA has not provided definitive guidance as to whether a hepatitis C product used for the purpose and in the manner we intend our hepatitis C genotyping kit to be used, would require approval. We are aware of at least one product similar to ours that is being marketed and sold by a competitor without FDA approval. To our knowledge, the FDA has not advised that company that FDA approval is required to market and sell the product for the purposes for which it is intended to be used and has not initiated enforcement action to stop the marketing or sale of the product. We do not intend to seek FDA clearance to market our hepatitis C genotyping kit for the purpose for which it is intended to be used. However, we cannot be certain that the FDA will not determine that authorization is required for us to market and sell the hepatitis C genotyping kit for these purposes or direct us not be sell the kit without authorization.

          We are currently developing a second hepatitis C genotyping kit which will perform drug resistance testing and generate a report recommending the use of specific drugs for treatment of the patient. We may need FDA approval to sell that genotyping kit to the clinical diagnostic market and, if FDA approval is required, we will conduct the necessary clinical studies to obtain FDA approval for diagnostic use.

HEPATITIS B

          We have developed a genotyping kit for hepatitis B which we plan to launch in the next twelve months. Hepatitis B is a second type of virus that causes inflammation of the liver. There are more than 350 million people worldwide who are chronically infected with hepatitis B (HBV), of whom approximately 1.2 million are located in the United States. In the United States, approximately 140,000 people are infected with HBV every year. Chronic HBV infection leads to inflammation of the liver which may progress to cirrhosis and liver cancer. Hepatitis B currently is treated with interferon or lamivudine and several new reverse transcriptase inhibitors are in development. Genotyping may be used to identify the subtype of hepatitis virus present, which has implications for disease progression, and, also, to detect mutations in the virus that cause the disease to become resistant to lamivudine. Our hepatitis B genotyping kit sequences the part of the virus which indicates both viral genotype and lamivudine resistance. The report generated identifies the viral genotype circulating in the patient and the mutations which may be associated with lamivudine resistance. As new reverse transcriptase inhibitors become clinically available, we expect that our current genotyping kit will be useful in identifying new resistance mutations selected by these agents.

          We also are developing a next-generation HBV genotyping kit which will contain several modules capable of analyzing any part of the HBV genome. This will allow mapping of viral resistance throughout the hepatitis B virus and will also allow clinicians to determine factors associated with disease pathology (HbeAg) and the progression to liver cancer. We expect that this genotyping kit will assist clinicians in therapeutic management of chronic HBV infection.

OTHER GENOTYPING KITS

We are developing the next generation of our TRUGENE HIV-1 Genotyping Kit and additional genotyping kits for HIV species not covered by our TRUGENE HIV-1 Genotyping Kit. In addition, we are currently developing genotyping kits for certain cancers.

REGULATION BY THE FDA AND OTHER GOVERNMENT AGENCIES

          We sell many of our products for research and clinical research purposes. We believe that we do not need authorization from the FDA or regulatory authorities in foreign countries to sell these products for research purposes, as long as they are properly labeled. However, we must obtain regulatory approval in the United States and many other countries before selling many of our products for clinical diagnostic purposes. We have received approval from the FDA, and from regulatory authorities in Argentina, Canada, France and Israel to sell our TRUGENE HIV-1 Genotyping Kit for clinical diagnostic purposes.

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

          The FDA has three classes for medical devices: Class I devices (for example, bandages, manual wheelchairs and ice bags) are the least regulated, but they must still comply with the FDA's labeling, manufacturing, recordkeeping, and other basic requirements. Most Class I devices do not require premarket authorization from the FDA. Class II devices (for example, portable oxygen generators and hypodermic needles and many other medical devices), may be subject to additional regulatory controls, such as performance standards and postmarket surveillance. Class III devices (for example, cardiac pacemakers) require specific FDA approval prior to marketing and distribution, and are, as well, subject to the FDA's basic requirements.

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

          Generally, a 510(k) notification to the FDA that a new device is similar to an existing device requires less data and takes less time for the FDA to process than a PMA. The FDA is supposed to act on a 510(k) notification within 90 days. According to the most recent FDA data available, the average time for FDA clearance of a 510(k) is 102 days. By contrast, a PMA application must be supported by more extensive data to prove the safety and efficacy of the device, and review of a PMA application involves a lengthier FDA process. The FDA conducts a preliminary review of the PMA application. If complete, the PMA application is filed by the FDA. Officially, the FDA then has 180 days to review the PMA application. However, PMA reviews usually take much longer. The average approval time is approximately one year. The FDA may grant expedited (fast-track) review of a PMA application if certain criteria relating to public health importance are met, but that decision is within the FDA's discretion and affects only the timing of the review process, not the outcome.

          NEED FOR FURTHER FDA APPROVAL OF CHANGES TO FDA APPROVED PRODUCTS. It is necessary to obtain clearance from the FDA before making changes to FDA approved products if those changes could significantly affect safety or effectiveness. To obtain approval of some types of changes, it may be necessary to conduct additional human clinical trials to determine that the altered product will produce at least the same results as the approved product or will be as safe and effective as the approved product.

          We expect to update the drug resistance algorithms embedded in the software of our FDA approved TRUGENE HIV-1 Genotyping Kit approximately every six months. Based on informal discussions with the FDA, we expect that the FDA's review and approval of these updates will not exceed 90 days, provided we satisfy the FDA's approval requirements. Since it generally takes us at least 90 days to prepare our updated software products for commercial distribution, we do not anticipate that FDA approval of updates will delay the introduction of updated software products to market.

          OTHER FDA REQUIREMENTS. In addition to government requirements relating to marketing authorization for medical device products, we will also be subject to other FDA requirements. We are registered as a medical device manufacturer with the FDA. We will be inspected on a routine basis by the FDA for compliance with the FDA's quality system regulations, which prescribe standards for manufacturing, testing, distribution, storage, design control and service activities. In addition, because we manufacture some of the components of our OpenGene System in Canada, the FDA, in conjunction with the U.S. Customs Service, could impose a ban on our products if the FDA were to conclude that the products appeared to be in violation of the FDA's regulatory requirements, including restrictions that apply to the sale of research-use only products. Also, the FDA's medical device reporting regulation will require us to provide information to the FDA on deaths or serious injuries associated with the use of our devices, as well as product malfunctions that are likely to cause or contribute to death or serious injury if the malfunction were to recur.

          Finally, the FDA prohibits promoting a device for unauthorized uses and reviews company labeling for accuracy. The FDA has become aware that certain products being sold by other companies for research purposes only, were in fact being used by some customers for clinical diagnostic purposes. In January 1998, the FDA issued a policy statement describing the conditions under which companies may sell research-use only products. These conditions may restrict our ability to sell research-use only products in the United States. We do not believe these conditions will have any negative effect on our sale of genotyping kits for legitimate scientific research.

          REGULATORY APPROVAL OUTSIDE THE UNITED STATES. We market or plan to market our products in various countries outside the United States. Government authorization requirements similar to the FDA's exist in some of these countries. Therefore, authorization to sell our products for clinical diagnostic purposes in some of these countries may require lengthy and costly testing procedures. In addition, the regulatory bodies in other countries may be affected or influenced by significantly different criteria than those used by the FDA. Sale of our products in these areas may be materially affected by the policies of these regulatory bodies, as well as the domestic politics and financial stability of the countries involved.

          We have received approval from French regulatory authorities to market our HIV OpenGene System for clinical diagnostic purposes in France (December
2000), from Argentine regulatory authorities to market our HIV OpenGene System for clinical diagnostic purposes in Argentina (February 2001), from Canadian regulatory authorities to market our TRUGENE HIV-1 Genotyping Kit for clinical or research use in Canada (December 2001), and from the Israeli regulatory authorities to market our OpenGene System in Israel (February 2002). However, in Canada we will be required to meet additional regulations that become effective in January 2003. We cannot be certain that we will be able to comply with these new regulations. If we do not comply with these new regulations, we will be unable to sell our HIV OpenGene System to the clinical diagnostic market in Canada.

          We believe we are currently able to sell our HIV OpenGene System to the clinical diagnostic market in the following European Union (EU) member states (in addition to France): Belgium, Luxembourg, United Kingdom, Holland, Scandinavia and Spain. We expect that further regulatory approvals will not be required in these EU member states until new EU wide regulations go into effect in December 2003. We anticipate being in compliance with the new EU regulations as they become effective.

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

SALES AND MARKETING

          We market our OpenGene System in North America and in many European countries to the research and clinical research markets through our direct sales force. We began to market our FDA cleared HIV OpenGene System to the clinical diagnostic market in the United States during the fourth quarter of 2001. We have a sales and marketing force of 75 people. Many members of our sales force have scientific backgrounds. Our marketing force includes a team of trained application specialists who provide intensive on-site training, after-sales support and site-by-site trouble shooting. We offer service contracts to our customers on our sequencers, certain equipment and software. We have established toll-free telephone numbers in North America and Europe for customer service. The members of our internal sales force are compensated on a commission and salary basis.

          For other areas of the world and in selected product markets, our strategy is to establish relationships with leading distributors to market and sell our products. We granted Amersham the exclusive worldwide license to use and sell the Seq4x4 and related products used and sold with the sequencer, which is designed for the research market. In November 1999, we granted Amersham-Pharmacia Biotech K.K. the exclusive right to distribute our products to the research market in Japan. During 2001 approximately 9% of our revenues were derived from sales of sequencers and other products to Amersham.

          In addition, we have granted rights to distribute our genotyping kits and OpenGene Systems to distributors in the clinical diagnostic, clinical research, and research markets in over 40 countries outside of the United States and Canada, including Mexico and certain countries in Latin America, Europe, Asia, and Africa. These agreements expire at various times, and in many cases, are subject to automatic renewal. Certain of the agreements may also be terminated by either party upon specified notice periods and may require us to make termination payments under certain circumstances. Certain of the agreements also provide for minimum annual purchases for specified periods. Our ability to successfully sell products in countries in which we rely on distribution agreements will depend to a great extent on the efforts of the distributors.

          Our marketing strategy for the HIV OpenGene System consists of several components. We have established relationships with leading doctors, laboratories and healthcare providers in the HIV diagnostics market in the United States, Canada, Europe and Latin America. We have installed our equipment in many of these laboratories and other facilities at no cost to the recipient and are training technicians to use our products. We believe that the use of our products by these industry leaders will facilitate our marketing efforts in the rest of the HIV clinical diagnostic market. We have established special marketing relationships with some laboratories, under which we co-sponsor local physician and patient educational events. We also provide other marketing and support services to these laboratories.

          We advertise in a variety of publications and prepare marketing materials directed to doctors, laboratories, payors and patients. We conduct drug resistance and other seminars for, and provide educational materials to, physicians and other healthcare providers. We also provide educational material for patients, including a pamphlet that explains resistance testing.

          We are continuing to market and sell our HIV OpenGene System to hospitals, pharmaceutical companies, academic institutions and clinical reference laboratories for research and clinical research purposes.

RESEARCH AND DEVELOPMENT

          We currently conduct research and development through our own staff and through collaborations with researchers at scientific and academic institutions and hospitals. Our current research and development activities are focused on:

          - developing the next generation of our TRUGENE HIV-1 Genotyping Kit and additional genotyping kits for different HIV species, development of our genotyping kit for hepatitis B and development of our next generation hepatitis C genotyping kit and additional genotyping kits for certain cancers;

          - developing new technology for our sequencers and related equipment and software;

          - refining existing proprietary, disposable gel cassette technology in order to improve performance of our sequencers; and

          -  exploring new technologies for future commercial products.

          In September 2001, we acquired from Virco UK Limited its research laboratory located in Cambridge, England, along with substantially all of the research staff of 25 scientists at that laboratory. The Cambridge facility is our principal international research hub, headed by Dr. Brendan Larder, who joined our company in June 2001 as our Chief Scientific Officer. Dr. Larder ran this facility for Virco UK Limited prior to joining our company.

          This acquisition was part of a larger restructuring of our research and development operations, which included the closing of a research lab in Toronto in December 2001, that resulted in the elimination of 27 positions. The activities performed at that lab have been transferred to our Atlanta and Cambridge labs. As a result of this restructuring, all of our research and development activity is now located in three centers. Our Cambridge, England facility focuses on chemistry research, our Atlanta facility on genotyping kits and chemistry development, and our Toronto facility on software research and development.

          As of May 31, 2002, our research and development staff consisted of 97 people. This includes a team of software developers who have developed our GeneObjects software and are developing our TRUGENE Software. Our software developers are working on an advanced version of our software for Windows platform as well as additional software applications for the clinical diagnostic market.

          We incurred $10.8 million of research and development expenses in 2001, $10.6 million in 2000 and $7.9 million in 1999.

MANUFACTURING

          We assemble our DNA sequencers and related equipment at a manufacturing facility in Toronto, Canada. Component parts are manufactured by third parties in accordance with our design specifications. We manufacture our disposable gel cassettes at our second manufacturing facility in Toronto.

          Until March 31, 2002, we manufactured genotyping kits at our Pittsburgh, Pennsylvania facility. We closed that facility in April 2002, and we currently do not have another facility available to manufacture genotyping kits for full scale commercial production.

          We plan to manufacture our genotyping kits at our new facility in Atlanta, Georgia. We have completed construction of this facility and we currently are testing the facility to ensure regulatory compliance. We expect our Atlanta facility to be cleared for full scale commercial production during the third quarter of 2002. We expect that when fully operational, our Atlanta facility will allow us to significantly increase our production of genotyping kits. We manufacture certain chemicals and other components included in the genotyping kits. Other genotyping kit components are manufactured by, or licensed from, third parties.

          We have documented and installed design and production practices in our Toronto and Atlanta facilities to comply with the FDA's quality system regulations. We have implemented a quality management system at these manufacturing facilities in order to ensure product performance, reliability and quality. We may seek certification of compliance to ISO 9001 for our Toronto and Atlanta facilities. In addition to adhering to ISO goals and FDA quality standards, we have implemented our own quality control and quality assurance standards and programs.

          We provide one year warranty coverage for product defects on the instrument component of our sequencers. All product repairs are performed by our employees at one of our manufacturing facilities.

          In connection with our genotyping kits, sequencers and related equipment, we use certain dyes and custom-designed component parts supplied by third parties. We believe that some dyes supplied by Amersham under our worldwide license to use and sell Amersham dyes within our genotyping kits, may not be available from other suppliers, although our customers might be able to purchase some, but not all, dyes directly from Amersham. In addition, certain reagents and other chemicals that we use and include in our genotyping kits are available only under license from their manufacturers. While we believe that alternative reagents and chemicals are available, alternate supplies may not be as effective as certain of the products that we presently use. In addition, we believe that there are alternative suppliers for our custom-designed DNA sequencer parts, but that we would incur costs in switching to alternative suppliers and would likely experience delays in production of the products that use any of these parts until such time as we were able to locate alternate suppliers or parts.

PROPRIETARY RIGHTS

          We rely on patents, licenses from third parties, trade secrets, trademarks, copyright registrations and non-disclosure agreements to establish and protect our proprietary rights in our technologies and products.

          We own or jointly own numerous U.S. and foreign patents. We own or jointly own U.S. patent applications and foreign applications presently pending as PCT applications, or as national phase PCT applications, designating intergovernmental agencies and multiple countries including the European Patent Office, Australia, Canada and Japan. Our issued and allowed patents and patent applications cover various aspects of our products and technologies, including several of our genotyping kits and various DNA sequencing and genotyping kit technologies, including the MicroCel technology, basecalling technology, and the CLIP technology.

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

          From time to time, we receive notice from third parties claiming that we may infringe their patents. The Board of Trustees of the Leland Stanford Junior University has filed a lawsuit in the United States District Court for the Northern District of California claiming that our TRUGENE HIV-1 Genotyping Kit infringes patents owned by the University. We have received an attorney opinion that we do not infringe any claim of the patents-in-suit. We believe that these claims are without merit and intend to vigorously contest the allegations made in the lawsuit. Since the amount of damages are unspecified, we cannot at this time determine, if we are unsuccessful, whether this legal action will have a material adverse effect on our business, financial condition or results of operations.

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

          Some of our major competitors include:

          - purveyors of home brew tests, which may not have undergone clinical validation and have not been approved by the FDA or other regulatory agencies, including Laboratory Corporation of America Holdings, Quest Diagnostics Inc. and Specialty Laboratories, Inc.;

          - manufacturers of genotyping test kits, including the Celera Diagnostics division of Applera;

          - purveyors of phenotyping or genotyping assay services, including ViroLogic, Inc. and Tibotec-Virco NV (a subsidiary of Johnson & Johnson);

          - manufacturers and distributors of DNA probe-based diagnostic systems such as Abbott Laboratories, Chiron Corp., Roche Diagnostics, Gene Probe Inc., Innogenetics NV, Digene Corporation and Johnson & Johnson; and

          - manufacturers and distributors of DNA sequencers such as Applera, Amersham Pharmacia Biotech, Inc., LI-COR, Inc., Hitachi, Ltd. and Beckman Coulter, Inc.

          Many of these companies and many of our other competitors have much greater financial, technical and research and development resources and production and marketing capabilities than we do.

          Some of our competitors, including some large clinical laboratories, have developed home brew HIV genotyping tests which are not approved for clinical diagnostic use by the FDA or other regulatory agencies. We believe that three of these clinical laboratories currently are the largest commercial users of HIV genotyping tests. The FDA has said that it will not require premarket approval of these home brew tests developed in-house by clinical laboratories if they are used exclusively by the laboratories for HIV monitoring and if the laboratories do not make any medical claims for their tests and provide only analytical results to their customers. We believe that some of these laboratories have interpreted the FDA policy to mean that they are permitted to use their home brew genotyping tests to conduct HIV drug resistance testing in the laboratories and provide drug resistance reports about specific patients to physicians, in direct competition with our TRUGENE HIV-1 Genotyping Kit. We believe, however, that the FDA policy prohibits the use of the HIV home brew genotyping tests for these purposes and that these laboratories are required to obtain FDA approval before using their genotyping tests in this fashion. We are not certain how the FDA will interpret, or whether and when it will enforce, its policy as it applies to these HIV home brew genotyping tests.

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

                                                                                   SQUARE
                                                                                    FEET
        LOCATION                                 USE                            (APPROXIMATE)    TERM OF LEASE
        --------                                 ---                            -------------    -------------

1.   Bay Street*             Finance, administration and principal executive        20,628        June 2000 -
     Toronto, Canada         offices                                                              May 2005

2.   Bay Street              Software research and development                       6,876        November 2000 -
     Toronto, Canada                                                                              May 2005

3.   Etobicoke               MicroCel manufacturing                                 10,282        June 1996 -
     Ontario, Canada                                                                              October 2002

4.   Etobicoke               Sequencer manufacturing                                10,430        September 1998 -
     Ontario, Canada                                                                              August 2003

5.   Oakville**              Not in use                                              7,996        September 1998 -
     Ontario, Canada                                                                              August 2003

6.   Meyerside Drive**       Not in use                                              3,100        May 1999 -
     Mississauga, Canada                                                                          April 2004

7.   University of           Not in use                                              9,621        September 2000 -
     Pittsburgh                                                                                   August 2002
     Applied Research
     Center, Pittsburgh,
     Pennsylvania

8.   Technology Park         Manufacturing and research and development              7,313        March 1998 -
     Atlanta, Georgia                                                                             February 2003

9.   Suwanee, Georgia***     Kit manufacturing, chemistry development,              99,822        February 2000 -
                             laboratory, and sales and administrative offices                     March 2010

10.  High Wycombe,           European head office                                    5,118        October 2000 -
     United Kingdom                                                                               October 2009

                                                                                   SQUARE
                                                                                    FEET
        LOCATION                                 USE                            (APPROXIMATE)     TERM OF LEASE
        --------                                 ---                            -------------     -------------
11.  Cambridge Science       Chemistry research                                     20,000        January 1999 -
     Park, United                                                                                 March 2014
     Kingdom****

12.  Epinay, France          French sales office                                     2,421        November 2000 -
                                                                                                  October 2009

13.  Madrid, Spain           Iberian sales office                                      258        January 2002 -
                                                                                                  December 2002

14.  Genoa, Italy            Italian sales office                                      386        January 2000 -
                                                                                                  December 2002

15.  Technology Park,**      Not in use                                             21,032        November 1999 -
     Atlanta, Georgia                                                                             October 2004

----------
*         Approximately one-third of this facility is sub-leased.

**        We have sub-leased these facilities.

*** This facility is not yet cleared for full scale commercial genotyping kit production.

****      Approximately half of this facility is sub-leased.

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

          Name of Subsidiary                           Country of Incorporation
          ------------------                           ------------------------
          Applied Sciences, Inc.                       United States

          Gene Foundry, Inc.                           United States

          Visible Genetics B.V.                        Holland

          Visible Genetics Corp.                       United States

          Name of Subsidiary                           Country of Incorporation
          ------------------                           ------------------------
          Visible Genetics France S.A.S.*              France

          Visible Genetics Iberia SL                   Spain

          Visible Genetics Israel, Ltd.                Israel

          Visible Genetics Unipessoal, Lda.            Portugal

          Visible Genetics Srl.                        Italy

          Visible Genetics UK Ltd                      United Kingdom

----------

* In order to comply with applicable law, Richard T. Daly, the President and Chief Executive Officer of our company, Thomas J. Clarke, the Chief Financial Officer of our company, and Dr. Arthur W.G. Cole, an Executive Vice President of our company and the President of Visible Genetics UK Ltd., each own one common share of Visible Genetics France S.A.S.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

          YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH ITEM 3 - "SELECTED FINANCIAL DATA" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. IN ADDITION TO HISTORICAL INFORMATION, THE FOLLOWING DISCUSSION CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. SEE "FORWARD-LOOKING STATEMENTS."

OPERATING RESULTS

OVERVIEW

          We began operations in 1993. Until 1996, we devoted substantially all of our resources to the research and development of our technology and products. In late 1996, we began manufacturing and selling our products to the research and clinical research markets.

          In September 2001, we received clearance from the FDA to market our TRUGENE HIV-1 Genotyping Kit and OpenGene DNA Sequencing System for clinical use in the United States. We began selling our TRUGENE HIV-1 Genotyping Kit to the clinical diagnostic market in the United States during the fourth quarter of 2001.

          During 2000, we received approval from French regulatory authorities to sell our TRUGENE HIV-1 Genotyping Kit and OpenGene DNA Sequencing System to the clinical diagnostic market in France, and during 2001, we received approval from the appropriate regulatory authorities to sell our TRUGENE HIV-1 Genotyping Kit and OpenGene DNA Sequencing System to the clinical diagnostic markets in Canada and Argentina.

          Our products and services include:

          - GENOTYPING KITS AND OTHER CONSUMABLES. Genotyping kits consist of various reagents, enzymes, primers and other chemicals. Other consumables consist of disposable gel cassettes, acrylamide and other materials.

          - SEQUENCING SYSTEMS. Sequencing systems consist of automated DNA sequencers and related equipment, and our proprietary DNA analysis and data management software.

          - TESTING, SEQUENCING AND OTHER SERVICES. We provide services, such as viral load testing, genotyping and other molecular services in the U.S.. During the third quarter of 2000 we began to phase-out our testing, sequencing and services business in Europe.

          During 1996 and 1997, we generated revenues primarily by selling sequencing systems. During this period, our business strategy focused on installing our DNA sequencers and related equipment in research and clinical research facilities. During 1998, we began to shift our strategy to target the clinical diagnostic market and to place greater emphasis on generating recurring revenues from sales of genotyping kits and other consumables initially to the research and clinical research markets and, subject to FDA and foreign regulatory approval, as applicable, to the clinical diagnostic market. As part of this strategy, we may sell our DNA sequencers at reduced prices, or place DNA sequencers at no cost, to customers who commit, or to customers who we anticipate will commit, to purchase significant quantities of genotyping kits and other consumables. This strategy may result, initially, in reduced gross margins and additional losses as we attempt to expand our installed base of DNA sequencers. However, we believe that this strategy, over the long term, will help us maximize recurring sales of our TRUGENE HIV-1 Genotyping Kit and other genotyping kits to the clinical diagnostic market. In addition, in 1999, we sometimes bundled our DNA sequencers and genotyping kits for sale at reduced prices. We discontinued the practice of bundled sales in the second half of 1999.

          During 2000, in anticipation of our receiving regulatory approval of our TRUGENE HIV-1 Genotyping Kit, we began to de-emphasize marketing and sales of equipment to the research market and sales of testing, sequencing and other services. We have continued to market and sell equipment and genotyping kits to the clinical research market for research and investigational purposes. We anticipate that during 2002 the vast majority of our revenue will be generated by sales of genotyping kits and other consumables to the clinical diagnostic market.

OUR OPERATIONS

          SALES. Sales consist of revenues from the sale of genotyping kits and other consumables, sequencing systems, as well as from the sale of testing services. Sales include shipping charges, but exclude sales and excise taxes. Revenues from the sale of our products are recognized when evidence of an arrangement exists, shipment occurs and title passes to the customer or distributor, sales price is fixed or determinable and there is a reasonable assurance of collectibility. Revenues from the sale of testing and other services are recognized when evidence of an arrangement exists, the services are provided, sales price is fixed or determinable and there is a reasonable assurance of collectibility. Sales of bundled sequencing systems and genotyping kits are recognized proportionately as the components of the bundle are shipped to customers. The total sales price of the bundle is allocated to the components proportionately based on the retail prices typically charged for such components if they were sold individually rather than as part of the bundle.

          We sell our products in North America, Europe, Asia, Australia, Africa and South America. In the United States, Canada and many countries in Europe, we sell our products directly through our own sales force. In selected geographic and product markets, we seek to sell our products through distribution, marketing or agency agreements with leading distributors.

          For an analysis of sales by product segment and geographic market for 2001, 2000, and 1999, see Note 13 to our consolidated financial statements.

          COST OF SALES. Cost of sales consists of manufacturing costs including materials, labor and overheads chargeable to inventory, royalties paid on product sales and amortization of instruments placed with customers. The gross margin from sales of our products and services varies depending on product category, sales volumes, distribution channel and geographic market. Gross margin is calculated by subtracting cost of sales from sales.

          SALES, GENERAL AND ADMINISTRATIVE EXPENSES. Sales, general and administrative expenses consist primarily of salaries and related expenses, advertising and trade show expenses, occupancy costs, utilities, professional fees, consulting fees, travel costs, capital taxes, depreciation of fixed assets, amortization of license fees and amortization of costs related to patent acquisition.

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

RESULTS OF OPERATIONS

COMPARISON OF FISCAL YEAR ENDED DECEMBER 31, 2001 TO FISCAL YEAR ENDED DECEMBER 31, 2000

          SALES. Sales increased 4% to $13.6 million in 2001, from $13.1 million in 2000. The increase resulted from an increase in sales of genotyping kits and other consumables offset, in part, by a decline in sequencing system sales and services revenue. During 2001, sales of genotyping kits and other consumables increased 31% to $10.7 million from $8.2 million in 2000, while sales of sequencing systems and services decreased to $2.7 million and $0.2 million, respectively, in 2001, from $4.5 million and $0.4 million, respectively, in 2000. The decrease in sales of sequencing systems in 2001 reflects the decision made, in 2000, to de-emphasize sales of sequencing systems to the research market. The decline in services revenue is due primarily to the phase out of testing services in Europe beginning in the third quarter of 2000. In 2001, sales of genotyping kits and other consumables accounted for 78% of total sales, compared to 62% of total sales in 2000. In 2001, sales of sequencing systems and testing services were 20% and 2%, respectively, of total sales compared to 35% and 3%, respectively, in 2000.

          Sales in North America, Europe, Japan and the rest of the world were $6.6 million, $5.4 million, $1.2 million and $0.4 million, respectively, for 2001, as compared to $6.6 million, $5.0 million, $0.9 million and $0.6 million, respectively, for 2000. During 2001, Amersham International PLC (Amersham) accounted for approximately 9% of sales, of which 8% comprised sequencing systems and 1% comprised genotyping kits and other consumables. During 2000, sales to Amersham accounted for approximately 11% of sales, of which 10% comprised sequencing systems and 1% comprised genotyping kits and other consumables. The sales to Amersham were made on the same general terms and conditions as the majority of other sales during the respective periods.

          COST OF SALES. Cost of sales decreased 1% to $10.0 million in 2001, from $10.1 million in 2000. In 2001 cost of sales aggregated 74% of sales, compared to 78% in 2000. The decrease in cost of sales as a percentage of sales was primarily due to the increase in sales of genotyping kits and consumables which on a percentage basis have a lower cost of sales than do sales of sequencing systems.

          SALES, GENERAL AND ADMINISTRATIVE EXPENSES. Sales, general and administrative expenses increased 19% to $34.0 million, from $28.6 million in 2000. The increase resulted primarily from;

          -  Start up costs related to the new Atlanta manufacturing facility;

          - Operating costs associated with our North American sales and administrative facility in Atlanta (opened in July 2000);

          - A full years' amortization of license fees for license agreements entered into in 2000;

          - Continued expansion of our sales force and marketing activities in North America and Europe.

          Sales and marketing expenses included in sales, general and administrative expenses increased 16%, to $15.5 million, from $13.4 million in 2000.

          RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased 2% to $10.8 million in 2001, from $10.6 million in 2000.

          EXIT AND TERMINATION COSTS. During 2001, we incurred exit and termination costs of $1.9 million. Of this amount, $1.2 million related to the transfer of certain research and development activities from Toronto to facilities in Atlanta and Cambridge, England (which we acquired in 2001), and $0.5 million related to the planned transfer of genotyping kit manufacturing from Pittsburgh to our new manufacturing facility in Atlanta. In addition, $0.2 million related to the sub-lease of a facility in Norcross, Georgia that was vacated in 1999 in connection with the transfer of certain activities to Atlanta.

          There were no exit and termination costs in 2000.

          INTEREST INCOME. Interest income decreased to $2.5 million in 2001, from $4.5 million in 2000. The decrease is due to lower average cash balances and lower average interest rates earned on invested cash during 2001.

          CUMULATIVE PREFERRED DIVIDENDS AND ACCRETION OF DISCOUNT ATTRIBUTABLE TO PREFERRED SHARES. In 2001, cumulative preferred dividends and accretion of discount attributable to preferred shares decreased to $3.4 million from $3.7 million in 2000. The decrease is due to having fewer Series A preferred shares outstanding. In September 2000 a holder of the Series A preferred shares converted 7,795 shares into common shares, and in March 2001 a second holder of the Series A preferred shares converted 1,000 shares into common shares.

COMPARISON OF FISCAL YEAR ENDED DECEMBER 31, 2000 TO FISCAL YEAR ENDED DECEMBER 31, 1999

          SALES. Sales decreased 4% to $13.1 million in 2000, from $13.6 million in 1999. The decline resulted from a decrease in sequencing systems sales and services revenue offset, in part, by an increase in sales of our genotyping kits and other consumables. In 2000, sales of sequencing systems decreased to $4.5 million from $7.7 million in 1999. The decrease in sales of sequencing systems in 2000 reflects our decision to de-emphasize the sale of sequencing systems to the research market. Services sales decreased from $1.2 million in 1999 to $0.4 million in 2000. The decline in services sales is due primarily to the phase-out of testing services in Europe beginning in the third quarter of 2000, and to our decision to temporarily re-deploy many of our testing services personnel in North America to assist in completing our FDA submission. During 2000 sales of genotyping kits and other consumables increased to $8.2 million from $4.7 million in 1999. In 2000, sequencing systems accounted for 35% of total sales, compared to 57% of total sales in 1999. In 2000, genotyping kits and other consumables accounted for 62% of total sales, compared to 35% of sales in 1999. In 2000, testing services accounted for 3% of total sales, compared to 8% of total sales in 1999.

          Sales in North America, Europe, Japan and the rest of the world were $6.6 million, $5.0 million, $0.9 million and $0.6 million, respectively, for 2000, as compared to $5.2 million, $5.5 million, $1.6 million and $1.3 million, respectively, during 1999. During 2000, Amersham accounted for approximately 11% of sales, of which 10% comprised sequencing systems and 1% comprised genotyping kits and other consumables. During 1999, the sales to Amersham accounted for approximately 21% of sales, of which 19% comprised sequencing systems and 2% comprised genotyping and other consumables. The sales to Amersham were made on the same general terms and conditions as the majority of other sales during the respective periods.

          COST OF SALES. Cost of sales increased 9% to $10.1 million in 2000, from $9.3 million in 1999. In 2000, cost of sales aggregated 78% of sales, compared to 68% of sales in 1999. The increase in cost of sales as a percentage of sales was primarily related to amortization of DNA sequencing systems placed, at no cost, with clinical customers and an increase in discarded materials and other costs attributable to the manufacturing scale up associated with the anticipated U.S. launch of the HIV genotyping kit.

          SALES, GENERAL AND ADMINISTRATIVE EXPENSES. Sales, general and administrative expenses increased 50% to $28.6 million in 2000, from $19.1 million in 1999. The increase resulted primarily from;

          - Increased payroll and personnel costs due to continued growth of our business;

          - Costs associated with opening a North American sales and administrative facility in Atlanta;

          - Amortization of license fees for license agreements entered into in 2000;

          - Continued growth of our quality control and regulatory departments; and

          - Continued expansion of our sales force and our marketing activities in North America and Europe.

          Sales and marketing expenses included in sales, general and administrative expenses increased 21% to $13.4 million in 2000, from $11.1 million in 1999.

          RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased 34% to $10.6 million in 2000, from $7.9 million in 1999. This increase resulted primarily from increased costs for consultants and increased purchases of laboratory supplies related to preparing our FDA submission.

          EXIT AND TERMINATION COSTS. There were no exit and termination costs in 2000. During 1999, we incurred exit and termination costs of $1.3 million. Of this amount, $0.8 million related to the transfer of certain of our activities to the new facility in Atlanta, and $0.5 million was for termination benefits payable to two senior officers in connection with the termination of their employment with our company.

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

          DECEMBER 2001 PRIVATE PLACEMENT. In December 2001, various institutional investors purchased 2,637,890 common shares in a private placement. The investors paid $8.34 per share and we received proceeds, before related fees and expenses, of $22.0 million from the private placement.

          APRIL 2000 PUBLIC OFFERING. In April 2000, we completed an underwritten follow-on public offering of 2,090,000 common shares at $38 per share. All of the shares were sold by us. After underwriting discounts, but before related fees and expenses, we received proceeds of $75.4 million.

          DECEMBER 1999 PRIVATE PLACEMENT. In December 1999, various institutional investors purchased 1,916,000 common shares in a private placement. The investors paid $15 per share and we received net proceeds of $26.7 million from the private placement. The institutional investors included the Warburg Pincus Funds and the Hilal Funds (described below), along with certain investors who had purchased our common shares in a November 1998 private placement and certain new institutional investors.

          WARBURG PINCUS FINANCING. On July 15, 1999, certain affiliated funds managed by E.M. Warburg, Pincus & Co., LLC, which we refer to as the Warburg Pincus Funds, invested $30.0 million in our company. In consideration for this investment, we issued to the Warburg Pincus Funds 30,000 Series A preferred shares convertible at the holders' option into common shares at $11.00 per share, and warrants to purchase 1,100,000 common shares exercisable for four years at a purchase price of $12.60 per share. The Series A preferred shares and warrants included customary anti-dilution provisions, under which the conversion price of the shares and the exercise price of the warrants may be reduced, and the number of shares issuable upon exercise of the warrants may be increased, under certain conditions including the sale of certain securities at a price below the conversion price of the shares or the exercise price of the warrants. As a result of the December 2001 Private Placement, the conversion price of the Series A preferred shares was reduced to $10.72.

          The value of the net proceeds was allocated between convertible preferred shares and warrants based on the relative fair value of each instrument. The total amount allocated to warrants and preferred shares was $6.4 million and $22.8 million, respectively. The warrants were valued using the Black-Scholes option valuation model. The value of the warrants is treated as a discount to the preferred shares and will be charged directly to retained earnings or, in the absence of retained earnings, against other equity, or in the absence of other equity, against deficit, over seven years, the time period when redemption of the preferred shares first becomes mandatory. The increase in value of the preferred shares to their mandatory redemption price as well as the accrual of dividends on the preferred shares will reduce earnings attributable to common shareholders.

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

          In September 2000, the Warburg Pincus Funds, converted a total of 7,795 of our Series A preferred shares, plus a total of $701,550 of dividends that had accrued on those shares, into our common shares at a conversion price of $11.00 per share. As a result of the conversion, the Warburg Pincus Funds received 772,411 of our common shares and continue to hold a total of 22,205 Series A preferred shares. The Warburg Pincus Funds subsequently distributed to their limited partners, all the common shares issued in connection with the conversion of the 7,795 Series A preferred shares.

          INSTITUTIONAL LOANS. On April 30, 1998, our subsidiary, Visible Genetics Corp., or VGC, borrowed $7.0 million from various funds for which Hilal Capital Management LLC serves or served as general partner, investment advisor or management company. We refer to these funds as the Hilal Funds. In September 1998, VGC borrowed an additional $1.0 million from these lenders. Interest and principal on the $7.0 million loan were payable on or about April 29, 1999, and, on the $1.0 million loan, were payable on December 28, 1999. As part of the loan arrangements we granted the Hilal Funds warrants to purchase a total of 540,000 common shares at an exercise price of $10.00 per share.

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

          On July 15, 1999, we repaid or satisfied all of the loans made to us by the Hilal Funds. Of the $8.0 million principal amount of the loans, we paid $4.1 million of principal plus accrued interest on the loans in cash. The Hilal Funds converted the remaining $3.9 million principal amount plus accrued interest into 3,948 Series A preferred shares and 147,098 warrants to purchase our common shares at a purchase price of $12.60 per share. The Series A preferred shares and warrants included customary anti-dilution provisions, under which the conversion price of the shares and the exercise price of the warrants may be reduced, and the number of share issuable upon exercise of the warrants may be increased, under certain conditions, including the sale of certain securities at a price below the conversion price of the shares or the exercise price of the warrants. As a result of the December 2001 Private Placement, the number of warrants was increased to 152,420 and the purchase price of the warrants was reduced to $12.16.

          The value of the net proceeds was allocated between convertible preferred shares and warrants based on the relative fair value of each instrument. The total amount allocated to warrants and preferred shares, was $0.9 million and $3.0 million, respectively. The warrants were valued using the Black-Scholes option valuation model. The value of the warrants is treated as a discount to the preferred shares and will be charged directly to retained earnings or, in the absence of retained earnings, against other equity, or in the absence of other equity, against deficit, over seven years, the time period when redemption of the preferred shares first becomes mandatory. The increase in value of the preferred shares to their mandatory redemption price as well as the accrual of dividends on the preferred shares will reduce earnings attributable to common shareholders. The Series A preferred shares and warrants have the same terms as those granted to the Warburg Pincus Funds.

          On March 15, 2001, the Hilal Funds converted a total of 1,000 of the Series A preferred shares, plus a total of $139,050 of dividends that accrued on those shares, into 103,550 of our common shares. On November 29, 2001, the Hilal Funds transferred their remaining 2,948 Series A preferred shares to an unrelated party.

          CAPITAL AND CERTAIN OTHER EXPENDITURES. Additions to fixed assets were approximately $13.2 million, $9.3 million and $1.9 million for the years ended December 31, 2001, 2000 and 1999, respectively.

          The additions to fixed assets in 2001, include $9.5 million in expenditures related to our Atlanta facility, of which $7.0 million was for leasehold improvements, $1.5 million was for laboratory and scientific equipment, $0.7 million was for computer equipment and software and $0.3 million was for office furniture and equipment. In addition, during 2001 additions to fixed assets for our Canadian facilities were $0.4 million, consisting primarily of additions to computer equipment and software, laboratory and scientific equipment and leasehold improvements. Also, during 2001 additions to fixed assets in Europe were $1.5 million and include $0.8 million for the acquisition of a research laboratory in Cambridge, England. During 2001, we also placed $1.7 million of equipment with certain customers at no charge to those customers. We reflect this on our balance sheet as a component of "Fixed assets."

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

          The additions to fixed assets in 1999 consisted of $0.9 million for laboratory and scientific equipment, $0.6 million for computer equipment and software and $0.3 million for office furniture, equipment and leasehold improvements primarily to our Canadian facilities.

          Capital expenditures during these periods were funded from proceeds of private equity placements, public offerings and funds borrowed from institutional lenders.

          We currently anticipate $2.0 million in regularly planned capital expenditures in 2002.

          In April 2000 we entered into a worldwide licensing and collaboration agreement with Applera Corporation, Applied Biosystems Group (Applera). Under the terms of the agreement, we paid an initial licensing fee to Applera of $10.0 million in June 2000 and an additional $5.0 million licensing fee in June 2001. We will pay future licensing fees of $5.0 million in each of June 2002 and June 2003, unless the agreement is terminated before those dates. We are not obligated to make any further payments upon the termination of the agreement. In addition, in return for access to the Applera technology and installed instrument customer base, we will pay royalties to Applera based on sales. We may terminate the agreement upon 60 days written notice to Applera and either party may terminate the agreement under certain other limited circumstances.

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

          Based on our current plans we believe that our cash on hand and anticipated funds from operations will be sufficient to enable us to meet our operating needs for the next 9 to 12 months. However, the amount of funds we will need to operate for this time period is subject to many factors, some of which are beyond our control. We may need to obtain additional funds sooner or in greater amounts than we currently anticipate, and we expect that we will need to obtain additional funds at the end of the 9 to 12 month period.

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

          If we wish to issue equity securities or obtain additional financing, under certain circumstances we will need the consent of the Series A preferred shareholders. We will be required to obtain the consent of the holders of a majority of the then outstanding Series A preferred shares prior to issuing any equity security that has rights as to dividends and liquidation that are senior or equal to those of the Series A preferred shares. We will also be required to obtain the consent of the holders of a majority of the then outstanding Series A preferred shares if we wish to borrow money and at such time or as a result of such loans, the total principal amount of our indebtedness and capitalized lease obligations exceeds $15.0 million. As a result, we may be delayed in, or prohibited from, obtaining certain types of financing.

          INTEREST RATE AND INVESTMENT RISK. The primary objective of our investment activities is to preserve principal while at the same time maximizing income received from our investments without significantly increasing risk. Our investment portfolio is primarily comprised of cash and short term interest bearing certificates.

          FOREIGN CURRENCY RATE FLUCTUATIONS. While our financial statements are in U.S. dollars, revenue is generated in U.S. dollars and other currencies. We incur the majority of our expenses in Canadian and U.S. dollars, British pounds and euros. As a result, we may suffer losses due to fluctuations in exchange rates between the U.S. dollar, and the these other currencies. We do not currently engage in foreign exchange hedging activities or use other financial instruments in this regard.

EURO CONVERSION

          Effective January 1, 1999, 12 of the 15 member countries of the European Union adopted the euro as their common legal currency and each participant established fixed conversion rates between their sovereign, or legacy, currencies and the common euro currency. On January 1, 2002, euro-denominated bills and coins were introduced as legal currency for these countries. By July 1, 2002, the legacy currencies will be phased out entirely as legal tender. During this transition period, public and private parties may choose to pay for goods and services using either the euro or the participating country's legacy currency.

          We currently conduct business operations in U.S. and Canadian dollars, British pounds and euros. We have made all necessary modifications to our information systems, equipment and processes to accommodate euro transactions.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

DIRECTORS AND SENIOR MANAGEMENT

          The following table sets forth certain information with respect to our executive officers and directors. This information is supplied based upon our records and information furnished by our executive officers and directors.

                                                                                                                       DIRECTOR'S
                                                                                                               YEAR       TERM
 NAME                                            AGE                     POSITION                           APPOINTED   EXPIRES
 ----                                            ---                     --------                           ---------   -------
 Richard T. Daly............................      52     President, Chief Executive Officer and Director       1998       2004
 Thomas J. Clarke...........................      54     Chief Financial Officer                               2000
 Timothy W. Ellis...........................      54     Chief Operating Officer                               1999
 Dr. Arthur W.G. Cole.......................      51     Executive Vice President; President, Visible          1996
                                                         Genetics UK Ltd.
 Marguerite Ethier..........................      39     Vice President, General Counsel                       2000
 Dr. Brendan Larder.........................      43     Chief Scientific Officer                              2001
 David A. Galloway..........................      58     Director                                              2001       2002
 Sheldon Inwentash(1).......................      46     Director                                              1994       2002
 J. Spencer Lanthier(1).....................      61     Director                                              2000       2003
 Jacques R. Lapointe(2).....................      55     Director                                              2000       2002
 Jonathan S. Leff(1)(2).....................      33     Director                                              1999       2002
 Dr. Heather Munroe-Blum(2).................      51     Director                                              2001       2003
 Dr. Lloyd M. Smith.........................      47     Director                                              1995       2004
 Dr. Konrad M. Weis.........................      73     Director                                              1997       2004

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

          DR. ARTHUR W. G. COLE has been Executive Vice President of our company since May 1996 and the President of our Visible Genetics UK Ltd. subsidiary since September 1999. From May 1996 to September 1999, Dr. Cole also served as Chief Business Officer of our company. From 1995 to May 1996, Dr. Cole was a business consultant to companies in the biotechnology industry through AC Consulting.

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

          DR. BRENDAN LARDER has been Chief Scientific Officer our company since September 2001. From 1997 to July 2001, Dr. Larder was the Chief Scientific Officer at Virco UK Limited. From 1985 to 1997, Dr. Larder was a research scientist at the Wellcome Research Laboratories in London.

          DAVID A. GALLOWAY was appointed to our Board of Directors in November 2001. From 1988 until November 2001, Mr. Galloway was President and Chief Executive Officer of Torstar Corporation, a Canadian media company. Prior to joining Torstar, Mr. Galloway was one of the founding partners of Canada Consulting Group. Mr. Galloway is currently a director of the Bank of Montreal and Corel Corporation.

          SHELDON INWENTASH has been a director of our company since April 1994. Since November 1993, Mr. Inwentash has been the Chairman and Chief Executive Officer of GeneVest Inc., a publicly held Canadian biotechnology investment firm. Since February 1992, Mr. Inwentash has been the Chairman and Chief Executive Officer of Pinetree Capital Corp., a venture capital firm.

          J. SPENCER LANTHIER has been a director of our company since April 2000. From 1993 until his retirement in 1999, Mr. Lanthier was Chairman and Chief Executive Officer of KPMG Canada LLP. Mr. Lanthier is presently a member of the board of directors of Bank of Canada, British Energy (Canada) Ltd., Bruce Power, Inc., Canada Life Assurance Company, Co-Steel, Inc., Ellis-Don, Inc., The Toronto Stock Exchange and Intertape Polymer, Inc.

          JACQUES R. LAPOINTE has been a director of our company since April 2000. Since May 2001, Mr. Lapointe has been self-employed as a consultant. From June 1998 until May 2001, Mr. Lapointe was President and Chief Operating Officer of BioChem Pharma Inc., a Canadian biotechnology company. From April 1994 to June 1998, Mr. Lapointe was Managing Director and Business Development Director of Glaxo Wellcome Plc. Mr. Lapointe is presently a member of the board of directors of Altarex Corp., Procrea Biosciences Inc., Galileo Genomics Inc., ConjuChem Inc and Bioniche Life Sciences Inc..

          JONATHAN S. LEFF has been a director of our company since July 1999, serving as the nominee of the Series A preferred shareholders. Mr. Leff joined E.M. Warburg, Pincus & Co., LLC in July 1996 as an Associate. In January 1999, he became a Vice President, and in January 2000, he became a Managing Director. Mr. Leff is presently a member of the board of directors of Intermune Inc., Synaptic Pharmaceutical Corp., Transkaryotic Therapies, Inc., Triangle Pharmaceuticals Inc., ZymoGenetics, Inc., and a number of private health care companies.

          DR. HEATHER MUNROE-BLUM was appointed to our Board of Directors in July 2001. Since January 1994, Dr. Munroe-Blum has been Vice-President, Research & International Relations at the University of Toronto. Dr. Munroe-Blum is also a governor of the University of Toronto. Dr. Munroe-Blum is currently a member of the Advisory Board of Nestle Canada.

          DR. LLOYD M. SMITH has been a director of our company since March 1995. Since June 1994, Dr. Smith has been Professor of Chemistry at the University of Wisconsin-Madison. Dr. Smith is a past member of the National Institutes of Health National Human Genome Research Institute Study Section. Dr. Smith is a member of the Scientific Advisory Board of CuraGen Corp. He also serves, or has served, on the editorial boards of GENOME RESEARCH, DNA SEQUENCE GENETIC ANALYSIS: TECHNIQUES AND APPLICATIONS and JOURNAL OF CAPILLARY ELECTROPHORESIS and was a member of the scientific advisory boards of Fotodyne Incorporated and Boehringer Mannheim Corp. Dr. Smith is presently a member of the board of directors of Third Wave Technologies, Inc.

          DR. KONRAD M. WEIS has been a director of our company since 1997. Dr. Weis was President and Chief Executive Officer of the company that later became Bayer Corporation from 1974 until his retirement in 1991. He presently is a member of the board of directors of Demegen Inc. and Titan Pharmaceuticals, Inc.

EMPLOYMENT AGREEMENTS

          We have entered into employment agreements with all of our executive officers. We may terminate these employment agreements for any reason, but we will be required to pay severance in varying amounts if we terminate employment without cause.

          These employment agreements (other than Dr. Larder's) provide for the payment of a change of control benefit if such officer is employed when a "change of control" (as that term is defined in the employment agreement) occurs, except under certain circumstances. We will pay the officer an amount equal to such officers' salary plus the amount of any cash bonus paid to the officer in calendar year 2001, or in one case, the amount of any cash bonus payable for calendar year 2001 (which we refer to as the Officer's 2001 Compensation).

          In addition, if the officer remains employed for a period of 90 days following a change of control, the officer will be entitled to a retention benefit equal to such Officer's 2001 Compensation, and if the officer remains employed for an additional 90 day period (for a total of 180 days) following a change of control, the officer will be entitled to an additional retention benefit equal to such Officer's 2001 Compensation, for a total retention benefit equal to two times the Officer's 2001 Compensation. Furthermore, if we terminate the officer's employment prior to the end of the 180 day period for any reason other than cause, such officer will also be entitled to the retention benefit.

COMPENSATION

          The following table sets forth information concerning total compensation earned or paid to our executive officers for services rendered to our company during the fiscal year ended December 31, 2001.

                  EXECUTIVE OFFICER COMPENSATION SUMMARY TABLE

-------------------------------------------------------------------------------------------------------------------

                                                                                      LONG-TERM
                                                   ANNUAL COMPENSATION               COMPENSATION
-------------------------------------------------------------------------------------------------------------------
                                                                                      SECURITIES
                                                                                      UNDERLYING
                                                                     OTHER ANNUAL      OPTIONS        ALL OTHER
                                             SALARY        BONUS     COMPENSATION      GRANTED       COMPENSATION
     NAME                       YEAR          ($)           ($)          ($)             (#)             ($)
-------------------------------------------------------------------------------------------------------------------
  Richard T. Daly               2001         300,000      112,500              -             -                 -
-------------------------------------------------------------------------------------------------------------------
  Thomas J. Clarke              2001         173,523       81,250              -        12,000                 -
-------------------------------------------------------------------------------------------------------------------
  Timothy W. Ellis              2001         196,667       22,000          5,400(1)     10,000                 -
-------------------------------------------------------------------------------------------------------------------
  Dr. Arthur W.G. Cole          2001         156,822       15,682         15,326(2)     10,000                 -
-------------------------------------------------------------------------------------------------------------------
  Marguerite Ethier             2001         126,686       25,737              -        15,000                 -
-------------------------------------------------------------------------------------------------------------------
  Dr. Brendan Larder            2001          64,357(3)   106,924         13,427(4)     95,000                 -
-------------------------------------------------------------------------------------------------------------------

----------
(1)  Consists of Company matching contributions under Employee Stock Purchase
     Plan.
(2) Consists of automobile allowance of $11,405 and pension contribution of $3,921.
(3) Dr. Larder joined the Company in June 2001, and from June 4, 2001 through September 12, 2001, Dr. Larder worked on a part-time basis.
(4) Consists of automobile allowance of $1,665 and pension contribution of $11,762.

          All of the directors, except for Jonathan S. Leff (the Series A Director), J. Spencer Lanthier and directors who are employees, receive a $2,500 fee for each Board of Directors and/or committee meeting they attend, up to a maximum of $10,000 per year. Mr. Lanthier, as Chairman of the Audit Committee, receives a $2,500 fee for each meeting of the Audit Committee he attends, up to a maximum of $10,000 per year, and receives a $2,500 fee for each meeting of the Board of Directors he attends, up to a maximum of $10,000 per year, for total fees of up to a maximum of $20,000 per year. Directors who are not employees are also eligible to participate in the 1997 Director Option Plan or the 2000 Employee Share Option Plan. All directors are reimbursed for reasonable out-of-pocket travel expenses incurred by them in attending meetings of the Board of Directors or committee meetings. The directors receive no other compensation for serving in their capacity as directors of our company

          The following table sets forth information concerning options granted to our executive officers and directors during the fiscal year ended December 31, 2001.

                            OPTION GRANTS DURING 2001

                                                NUMBER OF          EXERCISE PRICE
          NAME                               OPTIONS GRANTED          ($/SHARE)         EXPIRATION DATE
          ------------------------           ---------------       --------------       ---------------
          Thomas J. Clarke                       12,000                $14.98                2011
          Timothy W. Ellis                       10,000                $14.98                2011
          Dr. Arthur W.G. Cole                   10,000                $14.98                2011
          Marguerite Ethier                      15,000                $14.98                2011
          Dr. Brendan Larder                     95,000                $19.25                2011
          Dr. Lloyd Smith                        15,000                $32.38                2011
          Dr. Heather Munroe-Blum                30,000                $22.07                2011
          David Galloway                         30,000                $17.80                2011

          In addition to the options set forth above, the following additional options were granted to our executive officers in 2001, pursuant to shareholder approval obtained at our Annual Meeting, held on June 12, 2002, of an increase in the number of common shares authorized for issuance under the 2000 Employee Share Option Plan from 1,000,000 to 2,000,000. Each option expires in 2011 and has an exercise price of $9.40

                       ADDITIONAL OPTION GRANTS DURING 2001

                                                       NUMBER OF
                NAME                                OPTIONS GRANTED
                -----------------------           -----------------
                Thomas J. Clarke                       25,000
                Timothy W. Ellis                       10,000
                Dr. Arthur W.G. Cole                   10,000
                Marguerite Ethier                      15,000
                Dr. Brendan Larder                     20,000

BOARD COMMITTEES

          AUDIT COMMITTEE. The Audit Committee recommends to the Board of Directors the firm to be appointed each year as independent auditors of the company's financial statements and to perform services related to the completion of such audit. The Audit Committee also has responsibility for:

          - reviewing the scope and results of the audit with the independent auditors;

          - reviewing with management and the independent auditors the company's interim and year-end financial condition and results of operations;

          - considering the adequacy of the internal accounting, bookkeeping and control procedures of the company;

          - reviewing any non-audit services and special engagements to be performed by the independent auditors and considering the effect of such performance on the auditors' independence;

          - reviewing at least once each year the terms of all material transactions and arrangements between the company and its affiliates; and

          - ensuring that the Board of Directors is aware of all matters that may significantly impact the financial condition or affairs of the business.

          The members of the Audit Committee are Messrs. Lanthier, Inwentash and Leff.

          COMPENSATION COMMITTEE. The Compensation Committee establishes and reviews overall policy and structure with respect to compensation matters, including the determination of compensation arrangements for directors, executive officers and key employees of the company. The Compensation Committee is also responsible for the administration and award of options to purchase shares pursuant to the company's option and share purchase plans. The members of the Compensation Committee are Messrs. Leff and Lapointe, and Dr. Munroe-Blum.

EMPLOYEES

          As of May 31, 2002, we employed 334 full-time employees (including executive officers) and 17 independent contractors, of whom:

          -  97 are engaged in research and development;

          -  75 are involved in sales and marketing activities;

          -  103 in manufacturing and operations; and

          -  59 are involved in finance, legal and administrative functions.

          We have 125 employees in Canada, 133 in the United States, and 76 in Europe

          Our employees are not represented by a union or other collective bargaining unit and we have never experienced a work stoppage. We believe that our employee relations are good.

SHARE OWNERSHIP

          The following table sets forth certain information concerning the share ownership of our directors and executive officers as of May 31, 2002:

---------------------------------------------------------------------------------------------------------------------------
                                                        Number of
                                                         Common
                                       Number          Shares Which                                            Percentage
                                         of              May be                               Range of         of Common
                                       Common           Acquired           Range of          Expiration         Shares
                                       Shares          Under Option     Exercise Prices       Dates of       Beneficially
Name                                  Owned(1)           Plans(2)         of Options          Options           Owned(3)
---------------------------------------------------------------------------------------------------------------------------
Richard T. Daly                        40,822            445,001        $9.10-$32.63         2009-2010          1.4%(4)
---------------------------------------------------------------------------------------------------------------------------
Thomas J. Clarke                            -             37,000        $14.98-$15.00        2009-2011            *
---------------------------------------------------------------------------------------------------------------------------
Timothy W. Ellis                            -            110,000        $14.98-$16.00        2009-2011            *
---------------------------------------------------------------------------------------------------------------------------
Dr. Arthur W.G. Cole                        -            140,000        $3.50-$48.88         2006-2011            *
---------------------------------------------------------------------------------------------------------------------------
Marguerite Ethier                           -             24,375        $14.98-$15.00        2010-2011            *
---------------------------------------------------------------------------------------------------------------------------
Dr. Brendan Larder                          -             95,000            $19.25             2011               *
---------------------------------------------------------------------------------------------------------------------------
David A. Galloway                           -             30,000            $17.80             2011               *
---------------------------------------------------------------------------------------------------------------------------
Sheldon Inwentash(5)                        -             30,000        $8.00-$11.50         2006-2008            *
---------------------------------------------------------------------------------------------------------------------------
J. Spencer Lanthier                         -             30,000        $32.75-$43.13          2010               *
---------------------------------------------------------------------------------------------------------------------------
Jacques R. Lapointe                         -             30,000        $32.75-$43.13          2010               *
---------------------------------------------------------------------------------------------------------------------------
Jonathan Leff(6)                          244                  -               -                -                 *
---------------------------------------------------------------------------------------------------------------------------
Dr. Heather Munroe-Blum                     -             30,000            $22.07             2011               *
---------------------------------------------------------------------------------------------------------------------------
Dr. Lloyd M. Smith                          -             15,000            $32.38             2011               *
---------------------------------------------------------------------------------------------------------------------------
Dr. Konrad Weis                             -             15,000             $8.00             2008               *
---------------------------------------------------------------------------------------------------------------------------

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

          (3) This information is based on 22,178,342 voting shares outstanding as of May 31, 2002, which includes 2,975,051 common shares issuable upon conversion of our Series A preferred shares as of May 31, 2002, including accrued dividends through April 15, 2002. Common shares subject to options exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.

          (4) Includes 282,492 common shares subject to options exercisable within 60 days of May 31, 2002.

          (5) Mr. Inwentash is a director of our company. This table does not include 831,684 common shares that are owned of record by GeneVest Inc. ("GeneVest") and 15,000 common shares that are owned by Pinetree Corp. ("Pinetree"). Mr. Inwentash is the President and Chief Executive Officer of GeneVest and together with his affiliates, beneficially owns 45% of its issued and outstanding common shares. Mr. Inwentash is the President and Chief Executive Officer of Pinetree and beneficially owns approximately 43.5% of its issued and outstanding common shares. In addition, this table does not include 23,054 common shares that are owned by Mr. Iwentash's wife.

          (6) Mr. Leff is a director of our company. The number of common shares which he owns excludes 25,473 common shares and 2,626,367 common shares issuable upon conversion of Series A preferred shares, as of May 31, 2002, owned by certain affiliated funds managed by E.M. Warburg, Pincus & Co., LLC. Mr. Leff, who is a Managing Director at E.M. Warburg, Pincus & Co., disclaims beneficial ownership of those shares.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

MAJOR SHAREHOLDERS

          The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares, as of May 31, 2002, for all shareholders known to beneficially own or exercise control or direction over more than 5% of our common shares:

                                                                    NUMBER OF COMMON SHARES
                                                                     BENEFICIALLY OWNED OR
                                                                     OVER WHICH CONTROL OR    PERCENTAGE OF
NAME                                            TITLE OF CLASS      DIRECTION IS EXERCISED      CLASS(1)
----                                            --------------      -----------------------   -------------
Franklin Resources, Inc.(2)                     Common Shares              3,022,256              13.6%
E.M. Warburg, Pincus & Co., LLC(3)              Common Shares              2,651,840              12.0%
RS Investment Management Co. LLC(4)             Common Shares              2,477,983              11.2%
Deutsche Bank AG(5)                             Common Shares              1,716,524               7.7%

(1) The information in this table is based on our records, information provided to us by directors and executive officers and a review of any Schedules 13D and 13G filed in 2001 and 2002 (prior to June 1, 2002) by our shareholders with the Securities and Exchange Commission. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Common shares subject to options and/or warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options and/or warrants but are not deemed outstanding for computing the percentage ownership of any other person. This information is based on 22,178,342 voting shares outstanding as of May 31, 2002, which includes 2,975,051 common shares issuable upon conversion of our Series A preferred shares as of May 31, 2002, which includes accrued dividends through April 15, 2002. The number of common shares issuable upon conversion of the Series A preferred shares will increase as the dividends payable thereon accrue.

(2) Franklin Adviser, Inc., as investment advisor to Franklin Resources, Inc., has sole investment and dispositive power over these securities. Charles B. Johnson and Robert H. Johnson, Jr. each own in excess of 10% of the outstanding common stock of Franklin Resources, Inc. and may be deemed (for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) to be the beneficial owners of these securities.

(3) Consists of (i) 1,241,043 common shares held by Warburg, Pincus Equity Partners, L.P., which includes 1,240,975 common shares issuable upon conversion of Series A preferred shares which it owns; (ii) 1,313,274 common shares held by Warburg, Pincus Ventures International, L.P., which includes 1,313,242 common shares issuable upon conversion of Series A preferred shares which it owns; (iii) 39,396 common shares held by Warburg, Pincus Netherlands Equity Partners, I, C.V., which includes 39,387 common shares issuable upon conversion of Series A preferred shares which it owns; (iv) 26,264 common shares held by Warburg, Pincus Netherlands Equity Partners, II, C.V., which includes 26,258 common shares issuable upon conversion of Series A preferred shares which it owns; (v) 6,555 common shares held by Warburg, Pincus Netherlands Equity Partners III, C.V. (together with Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Netherlands Equity Partners, I, C.V., and Warburg, Pincus Netherlands Equity Partners, II, C.V., the "WP Funds"), which includes 6,505 common shares issuable upon conversion of Series A preferred shares which it owns; and (vi) 25,308 common shares held by Warburg, Pincus & Co. ("WP"), which is the sole general partner of each of the WP Funds. Each of these funds is managed by E.M. Warburg, Pincus & Co., LLC ("EMW LLC"). Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC, and may be deemed to control both entities. Jonathan S. Leff, a director of the Company, is a general partner of WP and a managing director and member of EMW LLC. Mr. Leff may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934, as amended) in an indeterminate portion of the shares beneficially owned by these shareholders. Mr. Leff disclaims beneficial ownership of all such shares.

(4) Includes 1,802,425 common shares beneficially owned by RS Investment Management, Inc. and RS Emerging Growth Fund. G. Randall Hecht, in his capacity as Chief Executive Officer of RS Investment Management Co. LLC, RS Investment Management, Inc. and RS Emerging Growth Fund, has voting and dispositive power of the securities held by these entities.

(5) Includes 348,684 common shares issuable upon conversion of Series A preferred shares which it owns and, as of December 31, 2001, 765,000 common shares owned of record by DWS Investment GmbH.

          As of May 31, 2002, there were 25,153 Series A preferred shares issued and outstanding. Of those shares, 22,205 (88.3%) are owned by certain affiliated funds managed by E.M. Warburg, Pincus & Co., LLC, and 2,948 (11.7%) are owned by Deutsche Bank AG. For more information regarding our Series A preferred shares, see "Item 5. Operating and Financial Review and Prospects -Liquidity and Capital Resources."

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

          On May 31, 2002, 19,125,852 of our common shares were held by 47 U.S. record holders and 22,205 of our Series A preferred shares were held by 5 U.S. record holders.

RELATED PARTY TRANSACTIONS

          Dr. John K. Stevens served as the President and Chief Executive Officer of our company until his retirement in July 1999. In accordance with the terms of his employment agreement, Dr. Stevens received a severance package of two years salary plus benefits. The termination date of Dr. Stevens' options was extended until 2003. In November 1999, Dr. Stevens retired as Chairman of the Board of Directors. Under the terms of our agreement with Dr. Stevens, we paid him $210,400 and $101,608 in 2000 and 2001, respectively.

          In November 1999, Dr. Chalom Sayada's employment as Vice-President for European Business Development was terminated. In connection with his termination of employment, we paid him $262,500. In addition, we retained him as a consultant to provide marketing and strategy services for 18 months. In consideration of such services, Dr. Sayada earned $151,248 in 2000 and $72,007 for 5 months of service in 2001.

          During 2001, we paid an aggregate of $13,283 in consulting fees to Dr. Lloyd M. Smith, one of our directors.

          . For a description of transactions between the company and the Warburg Pincus Funds, see "Item 5. Operating and Financial Review and Prospects -Liquidity and Capital Resources."

ITEM 8.   FINANCIAL INFORMATION.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

          See Item 19(a) for audited consolidated financial statements.

          LEGAL PROCEEDINGS

          The Board of Trustees of the Leland Stanford Junior University has filed a lawsuit in the United States District Court for the Northern District of California claiming that our TRUGENE HIV-1 Genotyping Kit infringes patents owned by the University. We have received an attorney opinion that we do not infringe any claim of the patents-in-suit. We believe that these claims are without merit and intend to vigorously contest the allegations made in the lawsuit. Since the amount of damages are unspecified, we cannot at this time determine, if we are unsuccessful, whether this legal action will have a material adverse effect on our business, financial condition or results of operations.

          On February 27, 2002, we received notice of a lawsuit that has been filed in Milan, Italy against us and two of our subsidiaries by Nuclear Laser Medicine Srl. The lawsuit seeks unspecified damages and specific performance relating to an alleged distribution agreement pertaining to our hepatitis C and HIV products in Italy. We believe that these claims are without merit and intend to vigorously contest the allegations made in the lawsuit. Since the amount of damages are unspecified, we cannot at this time determine whether, if we are unsuccessful, this legal action will have a material adverse effect on our business, financial condition or results of operations.

          DIVIDEND POLICY

          COMMON SHARES. We have not declared or paid any cash dividends on our common shares. We currently intend to retain any future earnings for use in the operation and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the foreseeable future.

          SERIES A PREFERRED SHARES. Dividends on our Series A preferred shares accrue at the rate of 9% from issuance through July 15, 2002, and, beginning on July 15, 2002, at the rate of 4% per year. Dividends may not be paid until July 15, 2002. Beginning on July 15, 2002, at our option, we may pay dividends in cash. If dividends are not paid in cash, they will continue to accrue.

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

                                                                                                    HIGH      LOW
                                                                                                    ----      ---
ANNUAL MARKET PRICES
      Fiscal Year ended December 31, 1997....................................................     $ 14.25    $ 2.38
      Fiscal Year ended December 31, 1998....................................................     $ 14.00    $ 6.00
      Fiscal Year ended December 31, 1999....................................................     $ 34.63    $ 8.88
      Fiscal Year ended December 31, 2000....................................................     $119.13    $19.38
      Fiscal Year ended December 31, 2001....................................................     $ 37.45    $ 8.76

QUARTERLY MARKET PRICES
      FISCAL YEAR ENDED DECEMBER 31, 2000
      First Quarter..........................................................................     $119.13    $29.00
      Second Quarter.........................................................................     $ 50.44    $19.38
      Third Quarter..........................................................................     $ 49.38    $28.00
      Fourth Quarter.........................................................................     $ 44.25    $21.75
      FISCAL YEAR ENDED DECEMBER 31, 2001
      First Quarter..........................................................................     $ 37.45    $14.13
      Second Quarter.........................................................................     $ 24.97    $12.16
      Third Quarter..........................................................................     $ 27.10    $16.16
      Fourth Quarter.........................................................................     $ 20.25    $ 8.76
      FISCAL YEAR ENDED DECEMBER 31, 2002
      First Quarter .........................................................................     $ 11.59    $ 6.37
      Second Quarter (through June 12, 2002).................................................     $  7.50    $ 2.30

MONTHLY MARKET PRICES
      December 2001..........................................................................     $ 12.62    $ 8.76
      January 2002...........................................................................     $ 11.59    $ 8.15
      February 2002..........................................................................     $ 10.00    $ 7.09
      March 2002.............................................................................     $  8.45    $ 6.37
      April 2002.............................................................................     $  7.50    $ 5.82

      May 2002...............................................................................     $  7.20    $ 2.30
      June 2002 (through June 12, 2002)......................................................     $  3.20    $ 2.62

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

          A director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with our company shall disclose to the company the nature and extent of his interest at the time and in the manner provided by the Ontario Business Corporations Act. The Ontario Business Corporations Act prohibits such a director from voting on any resolution to approve the contract or transaction unless the contract or transaction:

          - is an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the company or an affiliate;

          - relates primarily to his or her remuneration as a director, officer, employee or agent of the company or an affiliate;

          -  is for indemnity or insurance; or

          -  is with an affiliate.

          Our board of directors may, on behalf of the company and without authorization of our shareholders:

          -  borrow money upon the credit of the company;

          - issue, reissue, sell or pledge bonds, debentures, notes or other evidences or indebtedness or guarantees of our company, either secured or unsecured;

          - subject to certain disclosure requirements of the Ontario Business Corporations Act, give, directly or indirectly, financial assistance to any person by means of a loan, a guarantee or otherwise on behalf of our company to secure performance or any present or future indebtedness, liability or obligation of any person; and

          - mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal property of our company, including book debts, rights, powers, franchises and undertakings, to secure any bonds, debentures, notes or other evidences of indebtedness or guarantee or any other obligation of the company.

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

          SERIES A PREFERRED SHARES

          On July 15, 1999, our Board of Directors authorized the issuance of 33,950 shares of Series A Convertible Preferred Shares. We have issued 33,948 Series A preferred shares, of which, as of May 31, 2002, 8,795 have been converted and 25,153 remain outstanding. The Series A preferred shares are convertible at the holders' option into common shares at $10.72 per share, as adjusted. Upon conversion, the holders will also receive common shares, at the conversion price of $10.72 per share, as adjusted, equal to the amount of all accrued and unpaid dividends. The Series A preferred shares contain provisions under which the conversion price would be reduced on a weighted average basis if we issue shares, options or certain other securities at prices lower than the conversion price (subject to certain exceptions), and will also be adjusted upon the issuance of certain other securities, certain recapitalization events and in certain other circumstances to protect the holders against the dilutive effect of those events.

          Dividends on the Series A preferred shares accrue quarterly at the rate of 9% per year until July 15, 2002, and 4% per year thereafter, and are compounded annually. Dividends are not payable until July 15, 2002. Beginning on July 15, 2002, at our option, we may pay dividends in cash. If dividends are not paid in cash, they will continue to accrue.

          After the third anniversary (July 15, 2002) and prior to the seventh anniversary (July 15, 2006) of the date of issuance of the Series A preferred shares, we have the right to redeem the outstanding Series A preferred shares at a price, which we call the redemption price, equal to $1,000 per share, plus accrued but unpaid dividends, provided that the price of our common shares on the Nasdaq National Market equals or exceeds 150% of the conversion price for 20 trading days during a consecutive 30-day period ending within 10 days before we notify shareholders of the redemption. We will be required to redeem one-third of any remaining outstanding Series A preferred shares on each of the seventh, eighth and ninth anniversaries of the date of issuance at the redemption price, and we will be permitted to redeem the Series A preferred shares at any time beginning on the seventh anniversary after issuance. If we fail to redeem the Series A preferred shares as required, the holders may appoint a majority of our Board of Directors, who will continue to serve until we have redeemed the Series A preferred shares as required.

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

          LIMITATIONS ON RIGHT TO OWN SECURITIES

          There is no limitation imposed by Canadian law or by our articles or other charter documents on the right of a nonresident to hold or vote common shares or preference shares with voting rights

(collectively, "Voting Shares"), other than as provided in the Investment Canada Act (the "Investment Act"), as amended by the World Trade Organization Agreement Implementation Act. The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian," as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in Voting Shares by a non-Canadian (other than a "WTO Investor," as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of our company, and the book value of the assets of our company was Cdn$5.0 million or more (provided that immediately prior to the implementation of the investment our company was not controlled by WTO Investors). An investment in Voting Shares by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment our company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of our company and the book value of the assets of our company equaled or exceeded Cdn$218.0 million (in 2002). A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of our company for purposes of the Investment Act if he or she acquired a majority of the Voting Shares. The acquisition of less than a majority, but at least one-third of our Voting Shares, would be presumed to be an acquisition of control of our company, unless it could be established that we were not controlled in fact by the acquirer through the ownership of Voting Shares. In general, an individual is a WTO Investor if he or she is a "national" of a country (other than Canada) that is a member of the World Trade Organization ("WTO Member") or has a right of permanent residence in a WTO Member. A corporation or other entity will be a "WTO Investor" if it is a "WTO investor-controlled entity," pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member.

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

MATERIAL CONTRACTS

          The following is a summary of our company's material contracts, entered into since January 1, 2000.

          1. Lease, dated March 27, 2000, by and between Visible Genetics Inc., as Tenant and LuCliff Company Limited, as Landlord. Pursuant to the terms and conditions of this agreement, we will lease approximately 20,628 square feet of property located at 700 Bay Street, Toronto, Canada, for a term from June 2000 to May 2005.

          2. Underwriting Agreement, dated March 30, 2000, by and among, FleetBoston Robertson Stephens Inc., PaineWebber Incorporated, Warburg Dillon Read LLC, Roth Capital Partners, Inc., as representatives of the several underwriters, and Visible Genetics Inc. Pursuant to the terms and conditions of this agreement, we completed an underwritten follow-on public offering of 2,090,000 common shares at $38 per share. All of the shares were sold by us. After underwriting discounts, but before related fees and expenses, we received proceeds of $75.4 million.

          3. Licensing and Collaboration Agreement, dated April 25, 2000, by and between Visible Genetics Inc. and Applera Corporation, Applied Biosytems Group (formerly PE Biosystems). Pursuant to the terms and conditions of this agreement, we gained access to certain patents and intellectual property owned or exclusively licensed by Applera. We will pay Applera a total licensing fee of $25.0 million over a period of four years, and will also make royalty payments to Applera based on sales in return for access to the Applera technology and installed instrument customer base. We may terminate the agreement upon 60 days written notice to Applera and either party may terminate the agreement under certain other limited circumstances.

          4. Lease, dated October 1, 2000, by and between Visible Genetics Inc., as Tenant and LuCliff Company Limited, as Landlord. Pursuant to the terms and conditions of this agreement, we will lease approximately 6,876 square feet of property located at 700 Bay Street, Toronto, Canada, for a term from November 2000 to May 2005.

          5. Lease, dated November 30, 2000, by and between Visible Genetics Inc., as Tenant and LuCliff Company Limited, as Landlord. Pursuant to the terms and conditions of this agreement, we leased approximately 6,876 square feet of property located at 700 Bay Street, Toronto, Canada, for a term from June 2001 to November 2001. This lease was not renewed.

          6. Deed, dated September 12, 2001, by and among Visible Genetics Inc., Visible Genetics UK Ltd., Virco U.K. Limited and Tibotec-Virco N.V. Pursuant to the terms and conditions of this agreement, we, through our wholly-owned subsidiary Visible Genetics UK Ltd, acquired certain assets from Virco U.K. Limited relating to Virco's research laboratory located in Cambridge, England, together with substantially all of Virco's research staff of 25 scientists at the laboratory, for $829,000. In addition, we assumed the lease for the premises at an annual cost of $419,000 (see No. 7 below).

          7. Licence to Assign, dated October 10, 2001, by and among Visible Genetics Inc., Visible Genetics UK Ltd., Virco UK Limited and The Master Fellows and Scholars of Trinity College Cambridge. Pursuant to the terms and conditions of this agreement, Visible Genetics UK Ltd., as Assignee, assumed the lease between The Master Fellows and Scholars of Trinity College Cambridge, as

Landlord, and Virco U.K. Limited, as Tenant, for approximately 20,000 square feet of property located at Unit 184, Phase 3, Cambridge Science Park, Milton Road, Cambridge, England, for a term from January 1999 to March 2014. We are currently sub-leasing approximately 10,000 square feet of this facility.

          8. Common Shares Purchase Agreement, dated December 24, 2001, by and among Visible Genetics Inc. and the Investors who are signatories thereto. Pursuant to the terms and conditions of this agreement, various institutional investors purchased 2,637,890 common shares of our company in a private placement. The investors paid $8.34 per share and we received proceeds, before related fees and expenses of $22.0 million from the private placement. In addition, the investors were granted registration rights for these shares.

          9. Registration Rights Agreement, dated December 24, 2001, by and among Visible Genetics Inc. and the Investors who are signatories thereto. Pursuant to the terms and conditions of this agreement, various institutional investors received registration rights for the 2,637,890 common shares purchased by them in a private placement.

          10. Employment Agreements with Executive Officers. On December 15, 2001, we entered into an employment agreement with Brendan Larder, our Chief Scientific Officer. On February 1, 2002, we entered into employment agreements with Thomas J. Clarke, our Chief Financial Officer, Timothy W. Ellis, our Chief Operating Officer, and Marguerite Ethier, our General Counsel. Also, on February 1, 2002, we amended and restated our employment agreements with Richard T. Daly, our President and Chief Executive Officer and Dr. Arthur W.G. Cole, President of our subsidiary Visible Genetics UK Ltd. For a description of these employment agreements with our executive officers, see "Item 6. Directors, Senior Management and Employees - Employment Agreements."

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

          This summary is based upon the current provisions of the Canada-United States Income Tax Convention, 1980 (the "U.S. Treaty"), the ITA and the regulations thereunder and on an understanding of the published administrative practices of the Canada Customs and Revenue Agency (the "CCRA"). This summary does not take into account or anticipate any possible changes in law, or in the administration thereof, whether by legislative, governmental or judicial action, except proposals for specific amendment thereto which have been publicly announced by the Minister of Finance (Canada) prior to the date hereof.

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

          Even if the common shares constitute or are deemed to constitute taxable Canadian property to a NonResident Holder and their disposition would give rise to a capital gain, an exemption from tax under the ITA may be available under the terms of an applicable international tax treaty. A NonResident Holder resident in the United States for purposes of the U.S. Treaty will generally be exempt from tax under the ITA in respect of a gain on the disposition of common shares provided that the value of the common shares is not derived principally from real property situated in Canada. Paragraph 5 of
Article XIII of the U.S. Treaty provides that paragraph 4 of Article XIII, which normally provides such an exemption for U.S. residents from Canadian tax on the disposition of property such as shares, generally does not apply where the U.S. resident is an individual who was a Canadian resident for 120 months during any period of twenty consecutive years preceding the time of the disposition of the property, the individual was resident in Canada at any time during the ten years immediately preceding the disposition of the property, and the individual owned the property at the time the individual ceased to be a resident of Canada.

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

          One-half of any capital gain, referred to as a taxable capital gain, realized by a Resident Holder will be included in the Resident Holder's income for the year of disposition and one-half of any capital loss, referred to as an allowable capital loss, realized by a Resident Holder may be deducted from the Resident Holder's taxable capital gains for the year of disposition. Subject to the detailed rules in the ITA, any excess of allowable capital losses over taxable capital gains of the Resident Holder may be carried back up to three years and forward indefinitely and deducted against net taxable capital gains in those other years. Where capital losses net of capital gains realized in one taxation year are applied to capital gains net of capital losses realized in another taxation year for which there is a different inclusion rate, the amount of such net capital losses will be adjusted to match the inclusion rate applicable to such net capital gains. In certain cases, a capital loss otherwise determined from the disposition of a common share may be reduced by the amount of dividends previously received.

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

          Paragraph 5 of Article XIII of the U.S. Treaty provides that paragraph 4 of Article XIII, which normally provides such an exemption for U.S. residents from Canadian tax on the disposition of property such as shares, generally does not apply where the U.S. resident is an individual who was a Canadian resident for 120 months during any period of twenty consecutive years preceding the time of the disposition of the property, the individual was resident in Canada at any time during the ten years immediately preceding the disposition of the property, and the individual owned the property at the time the individual ceased to be a resident of Canada.

          A disposition of a Series A preferred share will trigger certain filing requirements under section 116 of the ITA, regardless of whether relief from taxation under an applicable international tax treaty is available.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

          The following summary describes certain material United States federal income tax consequences applicable to a U.S. Holder (as described below) arising from the purchase, ownership and disposition of common shares. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed United States Treasury Regulations promulgated thereunder, and the administrative and judicial interpretations thereof, all as in effect as of the date of this annual report and all of which are subject to change, possibly on a retroactive basis. The consequences to any particular U.S. Holder may differ from those described below by reason of that U.S. Holder's particular circumstances. This summary does not address all aspects of United States federal income taxation that may be relevant to a particular U.S. Holder in light of such U.S. Holder's circumstances, including, without limitation, financial institutions, mutual funds, broker-dealers, insurance companies, taxpayers who have elected mark-to-market accounting, tax-exempt organizations, taxpayers who hold common shares as part of a straddle, "hedge" or "conversion transaction" with other investments, persons who own (directly, indirectly or through attribution) 10% or more of our company's outstanding voting stock, taxpayers whose functional currency is not the U.S. dollar, shareholders subject to the alternative minimum tax provisions of the Code, and persons who hold common shares through a partnership or other pass-through entity. In addition, not discussed are any aspects of foreign, state or local tax laws or the potential applicability of United States federal and state estate and/or gift taxation. This summary is addressed only to a holder of common shares who is (i) a citizen or resident of the United States for federal income tax purposes, (ii) a corporation, or other entity treated as a corporation under United States federal income tax law, organized in the United States or under the laws of the United States or any state thereof, (iii) an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of source, or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust (a "U.S. Holder"). This summary is for general information purposes only and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to the purchase, ownership or disposition of our common shares. This summary assumes that U.S. Holders hold their common shares as capital assets within the meaning of Section 1221 of the Code.

          Each shareholder should consult with such shareholder's own tax advisor as to the particular tax consequences to such shareholder of the purchase, ownership and disposition of its common shares including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

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

          A U.S. Holder generally will be entitled to deduct any Canadian taxes withheld from dividends in computing United States taxable income, or to credit such withheld taxes against the United States federal income tax imposed on such U.S. Holder's dividend income. No deduction for Canadian taxes may be claimed, however, by a noncorporate U.S. Holder that does not itemize deductions. The amount of foreign taxes for which a U.S. Holder may claim a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. Distributions with respect to common shares that are taxable as dividends will generally constitute foreign source income for purposes of the foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by our company with respect to the common shares will generally constitute "passive income" or, in the case of certain shareholders, "financial services income." The rules relating to the determination of the amount of foreign income taxes which may be claimed as foreign tax credits are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available.

SALE OR EXCHANGE OF A COMMON SHARE

          Subject to the discussion below under "Tax Status Of The Company - Passive Foreign Investment Companies," the sale or exchange by a U.S. Holder of a common share generally will result in the recognition of gain or loss by the U.S. Holder in an amount equal to the difference between the amount realized and the U.S. Holder's basis in the common share sold. Such gain or loss will be capital gain or loss provided that the common share is a capital asset in the hands of the holder. The gain or loss realized by a noncorporate U.S. Holder on the sale or exchange of a common share will be long-term capital gain or loss if the common share had been held for more than one year. If the common share had been held by such noncorporate U.S. Holder for not more than one year, such gain will be short-term capital gain. Gains or losses recognized by a U.S. Holder on a sale, exchange or other disposition of common shares generally will be treated as United States source income for United States federal income tax purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of common shares is subject to limitations. A U.S. Holder that receives foreign currency upon disposition of common shares and subsequently converts the foreign currency into U.S. dollars generally will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar. U.S. Holders should consult their own tax advisors regarding treatment of any foreign currency gain or loss on any Canadian dollars received in respect of the sale, exchange or other disposition of common shares.

TAX STATUS OF THE COMPANY

          PERSONAL HOLDING COMPANIES. A non-U.S. corporation may be classified as a personal holding company (a "PHC") for United States federal income tax purposes if both of the following two tests are satisfied: (i) if at any time during the last half of the company's taxable year, five or fewer individuals (without regard to their citizenship or residency) own or are deemed to own (under certain attribution rules) more than 50% of the stock of the corporation by value and (ii) 60% or more of such non-U.S. corporation's gross income derived from U.S. sources or effectively connected with a U.S. trade or business, as specifically adjusted, is from certain passive sources such as dividends and royalty payments. Such a corporation generally is taxed on the amounts of such passive source income, after making adjustments such as deducting dividends paid and income taxes, that are not distributed to shareholders. We believe that our company was not a PHC in 2001 and is not currently a PHC. However, no assurance can be given that either test will not be satisfied in the future.

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

          If our company is a PFIC for any taxable year, a U.S. Holder, in the absence of an election by such U.S. Holder to treat our company as a "qualified electing fund" (a "QEF election"), as discussed below, would, upon certain distributions by our company and upon disposition of the common shares at a gain, be liable to pay tax at the highest tax rate on ordinary income in effect for each period to which the income is allocated, plus interest on the tax, as if the distribution or gain had been recognized ratably over the days in the U.S. Holder's holding period for the common shares during which our company was a PFIC. A U.S. Holder who is an individual is not allowed a deduction for interest on the deferred tax liability. Additionally, were our company a PFIC, U.S. Holders who acquire ordinary shares from decedents would be denied the normally available step-up of the income tax basis for such common shares to fair market value at the date of death and instead would have a tax basis equal to the decedent's basis, if lower.

          If our company is treated as a PFIC for any taxable year, U.S. Holders should consider whether to make a QEF Election for United States federal income tax purposes. If a U.S. Holder has a QEF Election in effect for all taxable years that such U.S. Holder has held the common shares and our company was a PFIC, distributions and gain will not be recognized ratably over the U.S. Holder's holding period or subject to an interest charge, gain on the sale of common shares will be characterized as capital gain and the denial of basis step-up at death described above would not apply. Instead, each such U.S. Holder is required for each taxable year that our company is a qualified electing fund to include in income a pro rata share of the ordinary earnings of our company as ordinary income and a pro rata share of the net capital gain of our company as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. These amounts would be included in income by an electing U.S. Holder for its taxable year in which our company's taxable year ends, whether or not such amounts are actually distributed to the U.S. Holder. In order to comply with the requirements of a QEF Election, a U.S. Holder must receive from our company certain information. We intend to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF Election in the event our company is classified as a PFIC. The QEF Election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service (the "IRS"). A shareholder makes a QEF Election by attaching a completed IRS Form 8621 (including the PFIC annual information statement) to a timely filed United States federal income tax return and by filing such form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF Election is not made, a shareholder in a PFIC who is a U.S. Holder must file a completed IRS Form 8621 every year.

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

          We do not believe our company was a PFIC during 2001. However, there can be no assurance that our company will not be classified as a PFIC in 2002 or thereafter because the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. Holders who hold common shares during a period when our company is a PFIC will be subject to the foregoing rules, even if our company ceases to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election. U.S. Holders are urged to consult with their own tax advisors about making a QEF Election or Mark-to-Market Election and other aspects of the PFIC rules.

BACK-UP WITHHOLDING AND INFORMATION REPORTING

          U.S. Holders generally are subject to information reporting requirements with respect to dividends paid in the United States on common shares. Under existing regulations, such dividends are not subject to back-up withholding. U.S. Holders generally are subject to information reporting and back-up withholding on proceeds paid from the disposition of common shares at a rate of 31% for proceeds paid on or before August 6, 2001, 30.5% for proceeds paid from August 7, 2001 through December 31, 2001 and 30% for proceeds paid after December 31, 2001, unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption.

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

          We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which we file with the Securities and Exchange Commission, including this Annual Report on Form 20-F, may be inspected and copied at the public reference facilities of the Securities and Exchange Commission at:

          Public Reference Room          Northeast Regional Office        Midwest Regional Office
          450 Fifth Street N.W.          233 Broadway                     175 West Jackson Boulevard
          Room 1024                      New York, New York 10279         Suite 900
          Washington D.C.  20549                                          Chicago, Illinois 60604

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

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

          INTEREST RATE RISK. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the market value of our investment will probably decline. We currently maintain an investment portfolio primarily of United States Treasury obligations. The average duration of all of our investments in 2001 was less than one year. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments. Therefore, no quantitative tabular disclosure is required.

          FOREIGN CURRENCY RATE FLUCTUATIONS. Our financial statements are prepared in U.S. dollars and much of our business is conducted in U.S. dollars. However, we incur expenses in Canadian dollars, euros and in other foreign currencies. We also sell products to customers in foreign countries and bill those customers in local currencies at predetermined exchange rates. As our business expands, we anticipate that we will increasingly incur expenses and bill and receive payments in local currencies at prevailing exchange rates. As a result, we may suffer losses due to fluctuations in the exchange rates between the U.S. dollar and the Canadian dollar and the U.S. dollar and the currencies of other countries. We currently engage in limited foreign exchange hedging activities by sometimes purchasing Canadian funds before they are actually required to protect ourselves against the risk of losses due to fluctuations in exchange rates. We do not currently engage in hedging activities for any other foreign currencies.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

          Not Applicable.

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

          None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS.

          There were no material modifications effecting the rights of securities holders made during the fiscal year ended December 31, 2001.

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

10.9 Common Shares Purchase Agreement, dated December 14, 1999, by and among Visible Genetics Inc. and the Investors who are signatories thereto.(14)

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

10.22 Underwriting Agreement, dated March 30, 2000, by and among, FleetBoston Robertson Stephens Inc., PaineWebber Incorporated, Warburg Dillon Read LLC, Roth Capital Partners, Inc., as representatives of the several underwriters, and Visible Genetics Inc.(27)

10.23 Licensing and Collaboration Agreement, dated April 25, 2000, by and among Visible Genetics and Applera Corporation, Applied Biosytems Group (formerly PE Biosystems). ). (THIS AGREEMENT IS FILED IN REDACTED FORM AS IT IS SUBJECT TO A REQUEST FOR CONFIDENTIALITY SUBMITTED TO THE SEC.)(28)

10.24 Lease, dated March 27, 2000, by and between Visible Genetics Inc., as Tenant and LuCliff Company Limited, as Landlord.(29)

10.25 Lease, dated November 30, 2000, by and between Visible Genetics Inc., as Tenant and LuCliff Company Limited, as Landlord.(30)

10.26 Lease, dated October 1, 2000, by and between Visible Genetics Inc., as Tenant and LuCliff Company Limited, as Landlord.(31)

10.27 Common Shares Purchase Agreement, dated December 24, 2001, by and among Visible Genetics Inc. and the Investors who are signatories thereto.

10.28 Registration Rights Agreement, dated December 24, 2001, by and among Visible Genetics Inc. and the Investors who are signatories thereto.

10.29 Amended and Restated Employment Agreement, dated as of February 1, 2002, among Visible Genetics Corporation, Visible Genetics Inc. and
        Richard T. Daly.

10.30 Amended and Restated Employment Agreement, dated as of February 1, 2002, among Visible Genetics Inc., Visible Genetics UK, Ltd. and Arthur Cole.

10.31 Employment Agreement, dated as of February 1, 2002, among Visible Genetics Inc., Visible Genetics Corporation and Thomas J. Clarke.

10.32 Employment Agreement, dated as of February 1, 2002, among Visible Genetics Inc., Visible Genetics Corporation and Tim Ellis.

10.33 Employment Agreement, dated as of February 1, 2002, between Visible Genetics Inc. and Marguerite Ethier.

10.34 Service Agreement, dated December 15, 2001, between Visible Genetics UK, Ltd. and Brendan Larder.

10.35 Deed, dated September 12, 2001, by and among Visible Genetics Inc., Visible Genetics UK Ltd., Virco U.K. Limited and Tibotec-Virco N.V.

10.36 Licence to Assign, dated October 10, 2001, by and among Visible Genetics Inc., Visible Genetics UK Ltd., Virco UK Limited and The Master Fellows and Scholars of Trinity College Cambridge, including that certain Lease, dated January 19, 1999, by and among The Master Fellows and Scholars of Trinity College Cambridge, Virco U.K. Limited and Virco NV, attached as Schedule A thereto.

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

   (28) Incorporated by reference from Exhibit 10.23 to the Company's Annual Report on Form 20-F, File No. 0-28550 filed with the Securities and Exchange Commission on March 20, 2001.

   (29) Incorporated by reference from Exhibit 10.24 to the Company's Annual Report on Form 20-F, File No. 0-28550 filed with the Securities and Exchange Commission on March 20, 2001.

   (30) Incorporated by reference from Exhibit 10.25 to the Company's Annual Report on Form 20-F, File No. 0-28550 filed with the Securities and Exchange Commission on March 20, 2001.

   (31) Incorporated by reference from Exhibit 10.26 to the Company's Annual Report on Form 20-F, File No. 0-28550 filed with the Securities and Exchange Commission on March 20, 2001.

                                   SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report its behalf.

                                      VISIBLE GENETICS INC.


                                      By:  /s/ RICHARD T. DALY
                                           ------------------------------
                                           Richard T. Daly,
                                           President and Chief Executive Officer

   Date: June 14, 2002

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                            PAGE

Audited Consolidated Financial Statements for the years ended December 31, 2001, 2000 and 1999
Independent Auditors' Report..............................................................................................   F-2
Consolidated Balance Sheets as at December 31, 2001 and 2000..............................................................   F-3
Consolidated Statements of Operations for the years ended December 31, 2001, 2000 and 1999................................   F-4
Consolidated Statements of Deficit for the years ended December 31, 2001, 2000 and 1999...................................   F-5
Consolidated Statements of Comprehensive Loss for the years ended December 31, 2001, 2000 and 1999........................   F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999................................   F-6
Notes to Consolidated Financial Statements................................................................................   F-7

                          INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF VISIBLE GENETICS INC.

We have audited the consolidated balance sheets of Visible Genetics Inc. as at December 31, 2001 and 2000 and the consolidated statements of operations, deficit, comprehensive loss, and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended December 31, 2001, 2000 and 1999 in accordance with generally accepted accounting principles in the United States of America.


/s/ PRICEWATERHOUSECOOPERS LLP
-----------------------------------

Chartered Accountants
Toronto, Canada
February 15, 2002, except as to note 17
which is as of February 27, 2002

                              VISIBLE GENETICS INC.
                        CONSOLIDATED FINANCIAL STATEMENTS

                           CONSOLIDATED BALANCE SHEETS

                                                                                       DECEMBER 31
                                                                                       -----------
                                                                                2001                  2000
                                                                                ----                  ----
ASSETS

CURRENT ASSETS

    Cash and cash equivalents.............................................  $ 15,502,095        $   18,476,303
    Short-term investments................................................    37,692,756            61,922,687
    Trade receivables (net of allowance for doubtful
       accounts of $742,156; 2000-$1,311,530).............................     3,136,754             3,214,934
    Other receivables (Note 4)............................................       437,888               884,995
    Prepaid and deposits..................................................       392,454               452,124
    Inventory (Note 5)....................................................     2,756,950             2,268,877
                                                                            ------------        --------------

TOTAL CURRENT ASSETS......................................................    59,918,897            87,219,920

Fixed assets (Note 6).....................................................    18,656,995            10,292,282
Patents and licenses (Note 7).............................................    14,336,439            12,182,112
Other long-term assets....................................................       456,744               481,383
                                                                            ------------        --------------
                                                                            $ 93,369,075        $  110,175,697
                                                                            ============        ==============

LIABILITIES

CURRENT LIABILITIES

    Accounts payable......................................................  $  3,851,701        $    3,847,364
    Accrued liabilities (Note 8)..........................................     5,081,814             5,265,864
                                                                            ------------        --------------
                                                                               8,933,515             9,113,228
                                                                            ------------        --------------
TOTAL CURRENT LIABILITIES.................................................

MANDATORILY REDEEMABLE CONVERTIBLE
    PREFERRED SHARES (NOTE 9).............................................    26,886,004            24,397,398
                                                                            ------------        --------------

SHAREHOLDERS' EQUITY

Share capital (Note 10)...................................................   195,408,884           169,717,379
Other equity (Note 10)....................................................             -                     -
Cumulative translation adjustment.........................................    (1,018,839)           (1,013,459)
Deficit...................................................................  (136,840,489)          (92,038,849)
                                                                            ------------        --------------
                                                                              57,549,556            76,665,071
                                                                            ------------        --------------

                                                                            $ 93,369,075        $  110,175,697
                                                                            ============        ==============

COMMITMENTS AND CONTINGENCIES (NOTES 14 AND 17)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                              VISIBLE GENETICS INC.
                        CONSOLIDATED FINANCIAL STATEMENTS

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                           YEARS ENDED DECEMBER 31
                                                        --------------------------------------------------------------
                                                                2001                  2000                  1999
                                                                ----                  ----                  ----
SALES
      Products.........................................   $  13,330,346         $   12,659,783         $  12,455,775
      Services.........................................         249,568                412,780             1,171,145
                                                          -------------         --------------         -------------
                                                             13,579,914             13,072,563            13,626,920
                                                          -------------         --------------         -------------

COSTS OF SALES
      Products.........................................       9,789,570              9,815,741             8,593,774
      Services.........................................         208,207                317,748               679,112
                                                          -------------         --------------         -------------
                                                              9,997,777             10,133,489             9,272,886
                                                          -------------         --------------         -------------

GROSS MARGIN...........................................       3,582,137              2,939,074             4,354,034
                                                          -------------         --------------         -------------

EXPENSES
      Sales, general and administrative (Note 7).......      33,986,435             28,570,747            19,073,546
      Research and development.........................      10,834,731             10,606,516             7,935,327
      Exit and termination costs (Note 11) ............       1,920,000                      -             1,329,083
                                                          -------------         --------------         -------------
                                                             46,741,166             39,177,263            28,337,956
                                                          -------------         --------------         -------------

LOSS FROM OPERATIONS BEFORE INTEREST...................     (43,159,029)           (36,238,189)          (23,983,922)
Interest income........................................       2,513,697              4,480,589               694,549
Interest and financing expense.........................          (8,402)               (16,536)           (1,997,512)
                                                          -------------         --------------         -------------
NET LOSS FOR THE YEAR..................................     (40,653,734)           (31,774,136)          (25,286,885)

Cumulative preferred dividends and
      accretion of discount attributable to preferred
      shares (Note 9)..................................      (3,426,827)            (3,656,355)           (1,770,069)
                                                          -------------         --------------         -------------
NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS...........   $ (44,080,561)        $  (35,430,491)        $ (27,056,954)
                                                          =============         ==============         =============

Weighted average number of common shares outstanding...      16,481,916             14,612,172             9,916,954

Basic and diluted loss per common share................   $       (2.67)        $        (2.42)        $       (2.73)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                              VISIBLE GENETICS INC.
                        CONSOLIDATED FINANCIAL STATEMENTS

                       CONSOLIDATED STATEMENTS OF DEFICIT

                                                                                   YEARS ENDED DECEMBER 31
                                                             ---------------------------------------------------------------
                                                                       2001                2000                1999
                                                                       ----                ----                ----
Deficit, beginning of year...................................     $ (92,038,849)     $  (59,438,142)      $  (34,151,257)
Net loss for the year........................................       (40,653,734)        (31,774,136)         (25,286,885)
Cumulative preferred dividends and accretion of
   discount attributable to preferred shares.................        (4,147,906)           (826,571)                   -
                                                                  -------------      --------------       --------------
DEFICIT, END OF YEAR.........................................     $(136,840,489)     $  (92,038,849)      $  (59,438,142)
                                                                  =============      ==============       ==============

                  CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

                                                                                   YEARS ENDED DECEMBER 31
                                                             ---------------------------------------------------------------
                                                                       2001               2000                 1999
                                                                       ----               ----                 ----
Net loss for the year........................................     $ (40,653,734)     $  (31,774,136)      $  (25,286,885)
Other comprehensive income
    Foreign currency translation adjustments.................            (5,380)           (393,548)            (704,733)
                                                                  --------------     --------------       --------------
COMPREHENSIVE LOSS FOR THE YEAR..............................     $ (40,659,114)     $  (32,167,684)      $  (25,991,618)
                                                                  ==============     ==============       ==============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                              VISIBLE GENETICS INC.
                        CONSOLIDATED FINANCIAL STATEMENTS

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     YEARS ENDED DECEMBER 31
                                                               ------------------------------------------------------------
                                                                      2001                2000                1999
                                                                      ----                ----                ----
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
   Net loss for the year.......................................  $   (40,653,734)    $  (31,774,136)      $  (25,286,885)
   Add: Items not involving cash -
       Depreciation............................................        4,651,803          3,078,551            1,722,886
       Amortization............................................        3,069,946          2,211,253              393,979
       Patents and licenses written off........................           65,014            142,165              451,085
       Non-cash financing expense related to warrants granted..               --                 --            1,466,691
       Amortization of discount on accounts receivable.........               --                 --              (48,158)
       Foreign exchange .......................................           13,903           (163,252)              26,789
   Increase (decrease) from changes in -
       Trade receivables.......................................           47,568          2,436,001           (1,804,006)
       Other receivables.......................................          418,349           (267,177)             719,519
       Prepaids and deposits...................................           55,530            (19,863)            (209,338)
       Inventory...............................................         (486,797)           219,221            1,290,997
       Other long-term assets..................................           24,639           (188,979)            (292,404)
       Accounts payable........................................           50,497            789,233             (734,230)
       Accrued liabilities.....................................          (77,522)         1,783,467            1,956,660
                                                                 ---------------     --------------       --------------
                                                                     (32,820,804)       (21,753,516)         (20,346,415)
                                                                 ---------------     --------------       --------------

CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES
   Purchase of fixed assets....................................      (13,192,037)        (9,269,045)          (1,919,092)
   Licenses and patents acquired...............................       (5,289,287)       (12,413,163)            (698,261)
   Purchase of short-term investments..........................     (116,002,357)      (356,812,514)         (50,503,643)
   Redemption of short-term investments........................      140,232,288        334,784,805           15,716,919
                                                                 ---------------     --------------       --------------
                                                                       5,748,607        (43,709,917)         (37,404,077)
                                                                 ---------------     --------------       --------------

CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
   Preferred shares issued, net of expenses....................               --                 --           22,719,748
   Warrants issued in connection with preferred shares.........               --                 --            6,397,448
   Common shares issued, net of expenses.......................       24,026,825         80,929,608           29,009,385
   Repayment of notes payable..................................               --                 --           (4,100,000)
   Other equity................................................               --                 --               29,851
   Repayment of loan from an officer ..........................               --                 --              323,405
                                                                 ---------------     --------------       --------------
                                                                      24,026,825         80,929,608           54,379,837
                                                                 ---------------     --------------       --------------
EFFECT OF EXCHANGE RATE FLUCTUATIONS ON CASH BALANCES..........           71,164            217,143               (2,284)
                                                                 ---------------     --------------       --------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
   DURING THE YEAR.............................................       (2,974,208)        15,683,318           (3,372,939)
   CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR................       18,476,303          2,792,985            6,165,924
                                                                 ---------------     --------------       --------------
   CASH AND CASH EQUIVALENTS, END OF YEAR......................  $    15,502,095     $   18,476,303       $    2,792,985
                                                                 ===============     ==============       ==============

SUPPLEMENTAL INFORMATION
   Interest paid...............................................  $         8,402     $       16,536       $      786,585
   Income taxes paid...........................................  $                   $           --       $           --

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                              VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS

Visible Genetics Inc. (the "Company") develops, manufactures and sells integrated DNA sequencing systems and genotyping kits that analyze genetic information to improve the treatment of selected diseases. The Company's products are intended for clinical diagnostic and research purposes. Prior to marketing some of its products for use in the clinical diagnostic market, the Company will require appropriate regulatory approval.

In September 2001, the Company received clearance from the United States Food and Drug Administration ("FDA") to market its TRUGENE(TM) HIV-1 Genotyping Kit and OpenGene(TM) DNA Sequencing System for clinical use in the United States. In addition, the Company has obtained appropriate regulatory approval to market such product in Canada, France and Argentina.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in United States dollars, in accordance with the accounting principles generally accepted in the United States. The principal accounting policies of the Company, which have been consistently applied, are summarized as follows:

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements of the Company include the following wholly owned subsidiaries: Visible Genetics Corp., Visible Genetics B.V., Applied Sciences, Inc., Gene Foundry Inc., Visible Genetics France S.A.S., Visible Genetics Israel Ltd., Visible Genetics Iberia SL, Visible Genetics UK Ltd., Visible Genetics Srl. and Visible Genetics Portugal, Unipessoal, Lda. All intercompany accounts and transactions have been eliminated upon consolidation.

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

NOTE 2 - CONTINUED

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

As required under Statement of Financial Accounting Standards (SFAS) No. 95, cash equivalents consist of short-term investments that are highly liquid, are readily convertible into cash and have initial terms to maturity of three months or less. Short-term investments consist of United States treasury bills and corporate debt securities. They are classified as held-to-maturity and are recorded at amortized cost. Contractual maturities of short-term investments at December 31, 2001 and December 31, 2000 range from one to five months.

FINANCIAL INSTRUMENTS

The carrying values of the Company's financial instruments, consisting of cash and cash equivalents, short-term investments, trade and other receivables and accounts payable, approximate their fair values due to their short-term nature.

CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentration of credit risk consist primarily of cash and cash equivalents, short-term investments and receivables. The Company maintains its accounts for cash and cash equivalents and short-term investments with the United States treasury and a number of large low-credit-risk financial institutions and corporations in Canada and the United States in order to reduce its exposure. In addition, the Company limits its maximum investment to any one counterparty to limit its credit exposure. At December 31, 2001 and December 31, 2000 no customers accounted for greater than 10% of gross trade receivables.

INVENTORY

Inventory is stated at the lower of cost and estimated realizable value. Cost is determined by the first-in first-out method, and includes material, labor, and an allocation of overhead.

FIXED ASSETS

Fixed assets are recorded at cost. Depreciation and amortization is provided on a straight-line basis over the estimated useful lives of the assets, as follows:

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

                              VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - CONTINUED

IMPAIRMENT OF LONG-LIVED ASSETS

In accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," the Company reviews long-lived assets, including fixed assets, patents and licenses, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. Under SFAS No. 121, an impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Impairment, if any, is measured using discounted cash flows.

FOREIGN CURRENCY TRANSLATION

Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at the exchange rate prevailing at the balance sheet date. Other assets, liabilities and operating items are translated at exchange rates prevailing at the respective transaction dates. Resulting translation adjustments are included in the consolidated statements of operations. Assets and liabilities of subsidiaries with functional currencies other than United States dollars are translated at the exchange rate prevailing at the balance sheet date, and the results of their operations are translated at average exchange rates for the year. The resulting translation adjustments are reflected in a separate component of shareholders' equity. Other exchange gains or losses are included in the consolidated statements of operations.

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

ADVERTISING COSTS

The Company expenses the cost of advertising as incurred. The Company incurred advertising costs of approximately $1,607,000, $811,000 and $560,000 for 2001, 2000 and 1999, respectively.

STOCK OPTIONS

The Company follows SFAS No. 123, "Accounting for Stock-Based Compensation" which permits the use of APB No. 25, "Accounting for Stock Issued to Employees" to account for stock options issued to

                              VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - CONTINUED

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

EARNINGS (LOSS) PER SHARE

The Company follows SFAS No. 128, "Earnings Per Share" to calculate basic and diluted earnings (loss) per share. Basic earnings (loss) per share are calculated using the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share are calculated using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental common shares issuable upon conversion of outstanding convertible preferred stock (using the if converted method) and shares issuable upon the exercise of stock options and warrants (using the treasury stock method). Potential common shares are excluded from the calculation if their effect is anti-dilutive, as was the case for the years ended December 31, 2001, 2000 and 1999.

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

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". These new standards eliminate pooling as a method of accounting for business combinations and feature new accounting rules for goodwill and intangible assets. The Company does not foresee any impact on a cumulative effect of an accounting change or on the carrying values of assets and liabilities recorded in the consolidated balance sheets upon adoption. SFAS No. 141 is effective for business combinations initiated from July 1, 2001. SFAS No. 142 will be adopted on January 1, 2002.

Also issued in June 2001 was SFAS No. 143, "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company is analyzing the impact of SFAS No. 143 and will adopt the standard on January 1, 2003.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". This statement addresses accounting for discontinued operations and the impairment or

                              VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - CONTINUED

disposal of long-lived assets. The Company is analyzing the impact of SFAS No. 144 and will adopt the standard on January 1, 2002.

NOTE 3 - COLLABORATIVE AND DISTRIBUTION AGREEMENTS

COLLABORATIVE AGREEMENTS

The Company has agreements with several parties for the use of certain intellectual property in the manufacture of the Company's products, the most significant of which are as follows:

Certain technology used in the manufacture of the DNA sequencing instruments and reagents is licensed from Applera Corporation, Applied Biosytems Group (formerly PE Biosystems) (Applera) (see Note 7). The Polymerase Chain Reaction (PCR) is used in most of the kits made by the Company and is produced and sold under license from Roche Molecular Systems, Inc. and F. Hoffman-La Roche, Ltd. The reverse transcriptase enzyme used in the TRUGENE(TM) HIV-1 genotyping kit is Superscript II TM licensed from Invitrogen Corporation (formerly Life Technologies, Inc.). A portion of the method of CLIP(TM) sequencing, which is used in most of the kits made by the Company, is licensed from Genaissance Pharmaceuticals, Inc. Uracil-DNA-glycosylase (UDG) is a method of incorporating deoxyuracil into a PCR product, to control PCR carry-over contamination. At present, none of the Company's products incorporate this technology, however, it is possible that future kits may do so. This method is licensed from Invitrogen Corporation (formerly Life Technologies, Inc.).

Under these agreements, the Company is required to make certain up-front payments and certain royalty payments on specified product sales ranging from 0.5% to 25% of covered products. Included in accounts payable is an amount of approximately $605,000 and $642,000, relating to royalties payable at December 31, 2001 and 2000, respectively.

DISTRIBUTION AGREEMENTS

Commencing in 1999, the Company entered into various distribution and marketing arrangements with distributors to sell the Company's products to the research and clinical diagnostic markets in selected geographic markets outside North America and certain European countries.

NOTE 4 - OTHER RECEIVABLES

                                                                                   DECEMBER 31
                                                                   -----------------------------------------
                                                                        2001                       2000
                                                                   ---------------            --------------
Refundable taxes..................................               $       367,962            $      753,521
Other.............................................                        69,926                   131,474
                                                                 ---------------            --------------
                                                                 $       437,888            $      884,995
                                                                 ===============            ==============

                              VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - INVENTORY

                                                                                   DECEMBER 31
                                                                   -----------------------------------------
                                                                        2001                       2000
                                                                   ---------------            --------------
Raw materials......................................              $       939,622            $      988,927
Work in process....................................                      258,935                   149,078
Finished goods.....................................                    1,558,393                 1,130,872
                                                                 ---------------            --------------
                                                                 $     2,756,950            $    2,268,877
                                                                 ===============            ==============

NOTE 6 - FIXED ASSETS

                                                                                   DECEMBER 31
                                                                   -----------------------------------------
                                                                        2001                       2000
                                                                   ---------------            --------------
COST
      Laboratory and computer equipment............              $    14,302,970            $   10,638,719
      Equipment on loan to customers...............                    3,291,654                 1,632,286
      Leasehold improvements.......................                   11,968,882                 4,673,064
                                                                 ---------------            --------------
                                                                      29,563,506                16,944,069
                                                                 ---------------            --------------

ACCUMULATED DEPRECIATION AND AMORTIZATION
      Laboratory and computer equipment............                    7,726,365                 5,303,454
      Equipment on loan to customers...............                    1,764,426                   492,592
      Leasehold improvements.......................                    1,415,720                   855,741
                                                                 ---------------            --------------
                                                                      10,906,511                 6,651,787
                                                                 ---------------            --------------
                                                                 $    18,656,995            $   10,292,282
                                                                 ===============            ==============

NOTE 7 - PATENTS AND LICENSES

In April 2000, the Company entered into a worldwide licensing and collaboration agreement with Applera, whereby the Company gained access to certain patents and intellectual property owned by or licensed to Applera. The agreement enables the Company to utilize certain Applera technology to manufacture and sell DNA sequencing instruments, as well as manufacture and sell sequencing kits to run on DNA sequencing instruments manufactured by the Company, Applera and certain other third parties. In addition, Applera may collaborate with the Company to provide access to technology to facilitate the Company's development and commercialization of new diagnostic tests using the licensed technology.

In June 2000 and 2001, the Company paid Applera licensing fees of $10 million and $5 million, respectively, and will pay additional licensing fees totaling $10 million over the next two years. The Company is amortizing the cost of the license fee on a straight-line basis over a ten-year period. In 2001 and 2000, amortization expense related to this agreement was $2,500,000 and $1,743,054, respectively, and is included in "sales, general and administrative" expenses in the consolidated statements of operations. In return for access to the Applera technology and customer base the Company also makes royalty payments to Applera based on sales. The Company may terminate the agreement upon 60 days'

                              VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

written notice to Applera and either party may terminate the agreement under certain other limited circumstances.

In March 2000, the Company amended a license agreement with Genaissance Pharmaceuticals, Inc. (Genaissance) whereby in exchange for a one-time, up front payment of $2,050,000, the license field was broadened and the royalty paid by the Company to Genaissance on certain sales in the United States was reduced. Such up front payment is being amortized on a straight-line basis over a ten-year period. In 2001 and 2000, the Company recorded $205,000 and $162,565, respectively, in amortization expense related to this agreement and is included in "sales, general and administrative" expenses in the consolidated statements of operations.

The Company's investment in patents and licenses is as follows:

                                                                                   DECEMBER 31
                                                                    ----------------------------------------
                                                                         2001                      2000
                                                                    --------------            --------------
COST
      Patents...................................                 $     1,082,166            $    1,280,479
      Licenses..................................                      18,763,408                13,665,283
                                                                 ---------------            --------------
                                                                      19,845,574                14,945,762
                                                                 ---------------            --------------

ACCUMULATED AMORTIZATION
      Patents...................................                         291,505                   400,391
      Licenses..................................                       5,217,630                 2,363,259
                                                                 ---------------            --------------
                                                                       5,509,135                 2,763,650
                                                                 ---------------            --------------
                                                                 $    14,336,439            $   12,182,112
                                                                 ===============            ==============

The net book value of patents and licenses at December 31, 2001 reflects an impairment loss of $51,451 and $13,563 respectively, recorded during the year. The net book value of patents and licenses at December 31, 2000 reflects impairment losses of $100,045 and $42,120, respectively, recorded during the year. These impairment losses were recorded as a result of the Company abandoning certain patents and licensed technologies and such losses are included in "sales, general and administrative" expenses in the consolidated statements of operations.

                              VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - ACCRUED LIABILITIES

                                                                                   DECEMBER 31
                                                                    ----------------------------------------
                                                                      2001                       2000
                                                                      ----                       ----
Warranty provision................................               $       397,256            $      378,593
Salaries and benefits.............................                       879,252                 1,849,879
Professional fees.................................                       589,748                   425,995
Value added taxes.................................                       469,285                   796,705
Provision for exit costs..........................                     1,462,539                   332,650
Grant payable.....................................                       262,876                   357,132
Inventory and supplies............................                       264,132                   473,448
Other.............................................                       756,726                   651,462
                                                                 ---------------            --------------
                                                                 $     5,081,814            $    5,265,864
                                                                 ===============            ==============

NOTE 9 - MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED SHARES

(a)    AUTHORIZED AND ISSUED

Authorized share capital consists of an unlimited number of preferred shares, which may be issued in one or more series.

On July 15, 1999, the Board of Directors authorized the issuance of 33,950 Series A Mandatorily Redeemable Convertible Preferred Shares (Series A Shares), of which 33,948 were issued during 1999.

On July 15, 1999, the Company issued 30,000 Series A Shares and warrants to purchase 1,100,000 common shares to certain affiliated funds managed by E.M. Warburg, Pincus & Co., LLC (Warburg Pincus) for net proceeds of $29,219,854. In addition, on July 15, 1999, in connection with the repayment of certain loans with institutional lenders, the Company issued 3,948 Series A Shares and warrants to purchase 147,098 common shares for net proceeds of $3,845,008.

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

The value of the warrants is treated as a discount to the Series A Shares and will be charged directly to retained earnings or, in the absence of retained earnings, against other equity, or in the absence of other equity against deficit, over seven years, the time period when redemption of the Series A Shares first becomes mandatory.

                              VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - CONTINUED

(b)    RIGHTS AND CONDITIONS OF SERIES A SHAREHOLDERS

CONVERSION

The Series A Shares are convertible at any time, at the option of the holders, into common shares of the Company. The initial conversion price was $11.00, subject to certain adjustments. As a result of the December 24, 2001, sale of 2,637,890 of the Company's common shares at a price of $8.34 per common share the conversion price of the Series A Shares was adjusted to $10.72. Upon conversion, the holders will also receive common shares at a conversion price of $10.72 per share, equal to the amount of all accrued and unpaid dividends.

On March 15, 2001 a holder of 3,948 Series A Shares converted a total of 1,000 of the Series A Shares, plus a total of $139,050 of dividends that accrued on those shares, into 103,550 of the Company's common shares. Upon conversion of the 1,000 Series A Shares, $938,221 attributable to such shares and carried in Mandatorily Redeemable Convertible Preferred Shares on the consolidated balance sheets was transferred to share capital. On September 14, 2000, the Warburg Pincus funds converted a total of 7,795 Series A Shares, plus a total of $701,550 of dividends that accrued on those shares, into 772,411 of the Company's common shares. Upon conversion of the 7,795 Series A Shares, $6,814,550, attributable to such Series A Shares was transferred to share capital on the consolidated balance sheets. As of December 31, 2001, a total of 25,153 Series A Shares remain outstanding and such shares, including dividends accrued on such shares through December 31, 2001, are convertible into 2,901,894 shares of the Company's common shares.

The Series A Shares contain provisions under which the conversion price would be further reduced on a weighted average basis if the Company issues shares, options or certain other securities at prices lower than the conversion price (subject to certain exceptions), and will also be adjusted upon the issuance of certain other securities, certain recapitalization events and in certain other circumstances to protect the holders against the dilutive effect of those events.

The conversion right will terminate on any redemption of the Series A Shares or any liquidation of the Company. Each Series A Share will automatically convert into common shares at its then effective conversion price, if at least a majority of the Series A Shares are either voted to be converted or have already been converted into common shares.

DIVIDENDS

Dividends on the Series A Shares accrue quarterly at the rate of 9% per year during the first three years after issuance, and 4% per year thereafter and are compounded annually. Dividends are not payable for the first three years. After three years, at the Company's option, dividends are payable in cash. If dividends are not paid in cash, they will continue to accrue. The Company is prohibited from declaring or issuing any dividends to holders of common shares before paying all unpaid dividends on Series A Shares. The Company is also prohibited from issuing any equity securities that are senior or equal in rank to the Series A Shares without approval of the holders of a majority of such shares. If the Company were to be liquidated or sold or under certain other circumstances, holders of Series A Shares would be entitled to receive an amount equal to $1,000 per share, plus accrued dividends, before holders of common shares would be entitled to any distributions. The dividends will be charged directly to retained earnings, or in the absence of retained earnings, against other equity, or in the absence of other equity, against the deficit.

                              VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - CONTINUED

REDEMPTION

After the third anniversary and prior to the seventh anniversary of the date of issuance of the Series A Shares, the Company has the right to redeem the outstanding Series A Shares at the redemption price, equal to $1,000 per share, plus accrued but unpaid dividends, subject to certain conditions. The Company will be required to redeem one-third of any remaining outstanding Series A Shares on each of the seventh, eighth and ninth anniversaries of the date of issuance at the redemption price. If the Company fails to redeem the shares as required, holders may appoint a majority of the Board of Directors, who will continue to serve until the Company has redeemed the Series A Shares as required.

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

                              VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SHARE CAPITAL

(a)    AUTHORIZED AND ISSUED SHARE CAPITAL

Authorized share capital consists of an unlimited number of common shares, without par value.

                                                                   NUMBER OF             AVERAGE
                                                                    COMMON                ISSUE
                                                                    SHARES                PRICE               AMOUNT
                                                                    ------                -----               ------

BALANCE, DECEMBER 31, 1998..............................               9,248,233                          $   46,412,685
                                                                      ==========                          ==============
  Issued for cash under stock option arrangements.......                 384,217     $         4.68            1,798,266
  Issued upon exercise of warrants......................                  73,665     $         7.40              545,337
  Issued for private placement offering, net of issue
    costs...............................................               1,916,000     $        13.92           26,665,782
                                                                      ----------                          --------------

BALANCE, DECEMBER 31, 1999..............................              11,622,115                              75,422,070
                                                                      ==========                          ==============
  Issued for cash under stock option arrangements.......                 905,307     $         7.34            6,646,945
  Issued upon exercise of warrants......................                 854,786     $         7.37            6,299,348
  Issued upon conversion of Series A preferred shares...                 772,411     $         8.82            6,814,550
  Issued for secondary public offering, net of issue
    costs...............................................               2,090,000     $        35.66           74,534,466
                                                                      ----------                          --------------

BALANCE, DECEMBER 31, 2000 .............................              16,244,619                             169,717,379
                                                                      ==========                          ==============
  Issued for cash under stock option arrangements ......                 205,997     $        13.93            2,869,105
  Issued upon exercise of warrants......................                   5,135     $         9.15               46,995
  Issued upon conversion of Series A preferred shares...                 103,550     $         9.06              938,221
  Issued  for private placement offering, net of issue
    costs...............................................               2,637,890     $         8.28           21,837,184
                                                                      ----------                          --------------
BALANCE, DECEMBER 31, 2001..............................              19,197,191                          $  195,408,884
                                                                      ==========                          ==============

On December 24, 2001, the Company completed a private placement of 2,637,890 common shares at a price of $8.34 per share before fees and expenses. On April 5, 2000, the Company completed an underwritten public offering of 2,000,000 common shares at $38.00 per common share, before underwriter's discount, and on May 3, 2000, pursuant to the terms of the underwriting agreement, the Company sold an additional 90,000 common shares, also at a price of $38.00 per common share, to cover the underwriter's over-allotment.

                              VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - CONTINUED

(b)    OTHER EQUITY

                                                                                 DECEMBER 31
                                                                                 -----------
                                                                 2001                2000                 1999
                                                                 ----                ----                 ----
Options................................................     $     322,838       $      922,714           922,714

Warrants...............................................         3,494,688            3,615,890         9,782,470

Contributed surplus....................................            61,250               61,250            61,250

Cumulative preferred dividends attributable to
  Series A Shares......................................        (6,806,046)          (4,231,179)       (1,400,344)

Cumulative accretion of discount attributable to
  Series A Shares......................................        (2,047,207)          (1,195,246)         (369,728)

Employee share purchase loans..........................                 -                    -            (9,034)

Cumulative preferred dividends and accretion of
  discount attributable to preferred stock
  transferred to deficit...............................         4,974,477              826,571                 -
                                                            -------------       --------------        ----------
                                                            $           -       $            -         8,987,328
                                                            =============       ==============        ==========

(c)    OPTIONS

The Company has incentive plans under which options to purchase common shares may be granted to its employees, consultants or directors at the discretion of the Board of Directors. In addition to the options outstanding, at December 31, 2001, an additional 26,791 options can be granted under the various option plans. Under the plans, each option is for the purchase of one common share, expires up to ten years from the date of issue, and is generally earned over a three to four year period. There are no repurchase features. Certain options issued to employees may be canceled if employment is terminated within three to four years. The number of options that may be canceled is reduced in stages over that period. Options issued to employees after May 1996 must be exercised within 90 days of the termination of employment.

On August 21, 2001, the Board of Directors voted to amend the 2000 Employee Share Option Plan (the Plan) to increase the number of options available for grant under the Plan from 1,000,000 to 2,000,000 common shares. Such increase is subject to shareholder approval and is expected to be voted on at the next shareholders' meeting. At December 31, 2001, contingent upon shareholder approval of the increase in the number of options available for grant under the Plan from 1,000,000 to 2,000,000, the Company had granted a total of 216,000 options at a weighed average exercise price of $9.40 per share. Should the shareholders not approve the increase in options available for grant, such options would automatically be canceled. Accordingly, in the following tables such options are not considered to be outstanding.

                              VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - CONTINUED

                                                                                 WEIGHTED AVERAGE
                                                                 NUMBER           EXERCISE PRICE
                                                                 ------           --------------
BALANCE, DECEMBER 31, 1998........................              1,698,051            $  6.11
                                                                =========            =======

  Granted at $3.50 to $19.08......................              1,001,545            $ 11.69
  Exercised.......................................               (383,749)           $  4.82
  Canceled........................................               (170,294)           $  7.51
                                                                ---------
BALANCE, DECEMBER 31, 1999........................              2,145,553            $  8.82
                                                                =========            =======

  Granted at $3.00 to $53.00......................                609,054            $ 31.67
  Exercised.......................................               (904,441)           $  7.50
  Canceled........................................                (86,770)           $  5.17
                                                                ---------
BALANCE, DECEMBER 31, 2000........................              1,763,396            $ 17.57
                                                                =========            =======

  Granted at $9.35 to $35.81......................                673,950            $ 18.60
  Exercised.......................................               (205,997)           $  9.45
  Canceled........................................               (108,873)           $ 25.66
                                                                ---------
BALANCE, DECEMBER 31, 2001........................              2,122,476            $ 17.83
                                                                =========            =======

The fair market value of options granted to directors and employees in 2001 was approximately $7,859,000 (2000 - $13,058,000; 1999 - $6,689,000). If directors'
and employee options granted had been recorded at their fair market value, the pro forma net loss attributable to common shareholders in 2001 would have been $(51,540,000) or $(3.13) per share (2000 - $(41,723,000) or $(2.86) per share;
1999 - $(30,533,000) or $(3.08) per share).

The fair market value of each option is estimated at the date of grant using the Black-Scholes option valuation model based upon the following assumptions: dividend yield - nil, risk-free interest rate (for four-year zero coupon bond) - 3.5% (2000 and 1999 - 5.5%), average expected volatility - 70% (2000 - 85%; 1999
- 70%), expected average option term - 4 years (2000 - 4.5 years; 1999 - 4 years). The weighted average fair value for options granted in 2001 was $11.66 (2000 - $21.44; 1999 - $6.68).

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

                              VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - CONTINUED

                                                 WEIGHTED
                               NUMBER         AVERAGE EXERCISE                           NUMBER          WEIGHTED AVERAGE
                            OUTSTANDING AT        PRICE OF          WEIGHTED         EXERCISABLE AT      EXERCISE PRICE
          RANGE OF           DECEMBER 31,       OUTSTANDING          AVERAGE           DECEMBER 31,       OF EXERCISABLE
      EXERCISE PRICES           2001              OPTIONS         REMAINING LIFE          2001               OPTIONS
      ---------------       --------------    ----------------    --------------     --------------      ----------------
              $.92-$2.36         70,683             $ 1.52           3.21 years            70,683              $ 1.52
                   $3.50        135,288             $ 3.50           4.39 years           135,288              $ 3.50
                   $6.07          1,200             $ 6.07           5.64 years             1,200              $ 6.07
             $7.12-$7.87         47,002             $ 7.78           6.16 years            47,002              $ 7.78
             $8.00-$9.90        214,702             $ 8.99           7.58 years           169,534              $ 8.93
           $10.00-$11.50        399,000             $10.92           8.09 years           168,677              $10.91
           $11.76-$16.94        439,286             $15.23           8.78 years           115,625              $15.44
           $17.00-$20.88        246,945             $18.87           9.20 years            29,896              $18.07
           $21.00-$29.94        119,508             $24.28           8.87 years            26,845              $25.21
           $30.00-$39.13        333,237             $33.08           8.65 years           135,938              $32.90
           $41.00-$44.88         36,625             $43.22           8.68 years            12,015              $43.20
           $45.88-$53.00         79,000             $48.90           8.10 years            29,625              $48.90
                              ---------                                                   -------
                              2,122,476                                                   942,328
                              =========                                                   =======

(d)    WARRANTS

                                                                                          EXERCISE
                                                                           NUMBER          PRICE            EXPIRY DATE
                                                                           ------         --------          -----------
BALANCE, DECEMBER 31, 1998..................................                741,754
                                                                           =========

  Granted in connection with loans .........................                 140,000       $17.00           April, 2006
  Granted in connection with Series A Shares (Note 9).......               1,247,098       $12.60           July, 2003
  Exercised.................................................                 (76,734)      $ 6.90
                                                                          ----------
BALANCE, DECEMBER 31, 1999..................................               2,052,118
                                                                          ==========

  Granted in connection with real estate lease..............                  10,000       $31.88          January, 2010
  Exercised.................................................              (1,113,069)      $12.47
                                                                          ----------

BALANCE, DECEMBER 31, 2000..................................                 949,049
                                                                          ==========
  Adjustment to number of warrants granted in
     connection with Series A Shares........................                   5,322       $12.16            July, 2003
  Exercised.................................................                 (12,576)      $12.81
                                                                          ----------

BALANCE, DECEMBER 31, 2001                                                   941,795
                                                                          ==========

As a result of the December 24, 2001, sale of 2,637,890 of the Company's common shares, the number of unexercised warrants granted in connection with the Series A Shares was increased by 5,322 and the exercise price of the 152,420 unexercised warrants granted in connection with the Series A Shares was adjusted to $12.16.

                              VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - CONTINUED

On July 9, 2001, warrants to purchase 12,576 common shares were exercised at a price of $12.81 per common share. Under terms of the warrant agreement, the warrant holders elected to pay the exercise price for the warrants through a non-cash exercise. As a result, the warrant holders received 5,135 common shares rather than 12,576 common shares they would otherwise have received upon exercise in cash of all of their warrants. On February 17, 2000, warrants to purchase 1,100,000 common shares were exercised at a price of $12.60 per common share. Under terms of the warrant agreement, the warrant holders elected to pay the exercise price for the warrants through a non-cash exercise. As a result, the warrant holders received 847,749 common shares rather than the 1,100,000 common shares they would otherwise have received upon exercise in cash of all of their warrants.

NOTE 11 - EXIT AND TERMINATION COSTS

EXIT COSTS

In September 2001, the Company acquired the Cambridge, England research laboratory of Virco UK Ltd., together with substantially all the research staff of approximately 25 scientists. The Company paid approximately $830,000 for the laboratory assets and assumed the lease of a 20,000 square foot building, which houses the laboratory. The Cambridge facility is the Company's principal international research facility. During 2001, concurrent with the acquisition of the Cambridge research facility and related staff, the Company approved a plan to close the Company's Toronto, Canada research facility. Also, during 2001, the Company approved a plan to close its Pittsburgh manufacturing facility and move all of its kit manufacturing operations to production lines in the Company's Atlanta facility.

As a result of the decisions to close the Toronto research and the Pittsburgh manufacturing facilities certain employees have been or will be terminated and the research and production facilities in Toronto and Pittsburgh will be vacated. Accordingly, during 2001 the Company recorded a charge of $1,180,000 related to the closure of the Toronto research facility and a separate $540,000 charge related to the closure of the Pittsburgh manufacturing facility. Such charges, which are reflected in the consolidated statements of operations in 2001, represent costs related to employee severance, the remaining future lease commitments, net of estimated sub-lease income, the unamortized balance of leasehold improvements, and other estimated costs of closing such facilities. As of December 31, 2001, approximately $608,000 of these costs were paid and the balance is included in accrued liabilities.

During 1999, the Company approved a plan to move the sales, marketing and various other functions from Canada to the Company's United States facility in Atlanta. In 2000 these functions were moved to the United States facility.

As a result of the decision to centralize United States operations in Atlanta, certain premises leased by the Company were vacated. In December 1999, the Company commenced efforts to sub-lease the premises to be vacated. Accordingly, the Company recorded a charge of approximately $790,000 in the consolidated statements of operations in 1999. This amount represents the remaining future lease commitments, net of estimated sub-lease income, the unamortized balance of leasehold improvements, and other estimated costs of sub-leasing the vacated facilities. All of the vacated facilities were sub-leased during 2000. During 2001 the sub-lessee on one of the facilities that had been sub-leased in 2000 declared bankruptcy and as a result the Company took back the facility and sub-leased the facility to another organization. As a result, during 2001 the Company recorded an additional charge in the consolidated statements of operations of $200,000 to reflect the costs to again sub-lease this facility.

                              VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TERMINATION COSTS

During 1999, two senior officers of the Company received special termination benefits in connection with their departure from the Company. The termination benefits included lump-sum payments and periodic future payments, as specified in the related termination agreements, offered by the Company and accepted by the officers. The present value of the obligations for special termination benefits approximated $539,000, which was included in the consolidated statements of operations in 1999.

NOTE 12 - INCOME TAXES

The Company's income tax provision has been determined as follows:

                                                                                YEARS ENDED DECEMBER 31
                                                          ------------------------------------------------------------------
                                                                 2001                  2000                  1999
                                                                 ----                  ----                  ----
Net loss for the period comprised of
  Domestic.................................              $     (17,862,925)      $   (10,170,354)      $     (8,081,807)
  Foreign..................................                    (22,790,809)          (21,603,782)           (17,205,078)
                                                         -----------------       ---------------       ----------------
                                                         $     (40,653,734)      $   (31,774,136)      $    (25,286,885)
                                                         =================       ===============       ================
Income taxes at 41.75% (44%-2000; 44.6%-1999)            $     (16,970,901)      $   (13,964,733)      $    (11,283,008)

Decrease resulting from permanent non-
  tax deductible expense...................                        866,623             1,486,785                736,478

Decrease resulting from foreign rate
  differences..............................                        354,936               649,188                835,867

Net operating loss and temporary differences for
  which no benefit has been recognized.....                     15,749,342            11,828,760              9,710,663
                                                         -----------------       ---------------       ----------------
                                                         $               -          $          -       $              -
                                                         =================       ===============       ================

As at December 31, 2001, the Company has available losses in various countries that may be used to reduce taxable income in future years, and expire as follows:

                                                                                                            OTHER
                          CANADA           UNITED STATES         NETHERLANDS            FRANCE          JURISDICTIONS
                          ------           -------------         -----------            ------          -------------
       2002           $ 1,347,000          $           -       $         -          $        -            $        -
       2003             2,590,000                      -                 -                   -                     -
       2004             5,642,000                      -                 -                   -                     -
       2005             3,366,000                      -                 -             223,000               778,000
       2006             3,376,000                      -                 -           1,991,000               541,000
       2007             4,476,000                      -                 -                   -                     -
       2008             8,284,000                      -                 -                   -                     -
       2010                     -                      -                 -                   -               429,000
       2011                     -                      -                 -                   -               663,000
       2012                     -              1,238,000                 -                   -                     -
       2018                     -              3,962,000                 -                   -                     -
       2019                     -              6,514,000                 -                   -                     -
       2020                     -             11,913,000                 -                   -                     -
       2021                     -             20,609,000                 -                   -                     -
Subsequent to
2021                            -                      -        12,870,000                   -             3,365,000
                      -----------          -------------       -----------          ----------            ----------
TOTAL                 $29,081,000          $  44,236,000       $12,870,000          $2,214,000            $5,776,000
                      ===========          =============       ===========          ==========            ==========

                              VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - CONTINUED

In addition to the Canadian losses above, the Company has certain scientific research and development expenditures eligible for tax purposes incurred by the Company that may also be deferred and deducted in future years. These unclaimed deductions, which can be carried forward indefinitely, amounted to approximately $15,864,500 at December 31, 2001. In addition, the Company has earned non-refundable investment tax credits amounting to approximately $3,756,000 that can be used to reduce future federal income taxes payable. These tax credits expire as follows:

                 2006                      $  459,000
                 2007                         381,000
                 2008                         452,000
                 2009                         758,000
                 2010                         773,000
                 2011                         933,000
                                           ----------
                                           $3,756,000
                                           ==========

The benefit of these losses, unclaimed deductions and non-refundable investment tax credits has not been reflected in these consolidated financial statements. The deferred tax balances are summarized as follows:

                                                                                  DECEMBER 31,
                                                                                  ------------
                                                                     2001                         2000
                                                                     ----                         ----

DEFERRED TAX ASSETS

Research expenses.................................             $      4,778,400             $      6,989,800
Non-capital losses................................                   34,959,000                   20,903,500
Investment tax credits............................                    2,624,700                    1,704,300
Fixed assets......................................                    3,116,000                    2,414,800
Share issue costs.................................                    1,143,200                    2,662,900
Warranty and other provisions.....................                    1,433,100                      537,300
                                                               ----------------             ----------------
                                                                     48,054,400                   35,212,600
Valuation allowance...............................                  (48,054,400)                 (35,212,600)
                                                               ----------------             ----------------
Net deferred tax asset (liability)................             $              -             $              -
                                                               ================             ================

The valuation allowance increased by $12,841,800 during 2001 (2000 - $9,203,900). Realization of the future tax benefits related to the deferred tax assets is dependent upon many factors, including the Company's ability to generate taxable income within the loss carryforward periods.

NOTE 13 - SEGMENTED INFORMATION

The Company follows SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" with disclosure based upon the internal organization used by management for making operating decisions and assessing performance. SFAS No. 131 also requires disclosures as to products and services, geographic areas and major customers. The Company's reportable segments are Sequencing Systems, Genotyping Kits and Other Consumables, and Testing Services. The accounting

                              VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - CONTINUED

policies of the segments are the same as those described above in Note 2, "Summary of significant accounting policies."

2001

                                                     GENOTYPING KITS
                                    SEQUENCING          AND OTHER           TESTING           RECONCILING
                                      SYSTEMS         CONSUMABLES           SERVICES                ITEMS          TOTAL
                                    ----------        --------------        --------          -----------          -----
Revenues....................      $  2,667,994         $ 10,662,352      $   249,568       $            -       $ 13,579,914

Depreciation and
  amortization..............        (1,932,063)          (5,151,120)        (703,580)                   -         (7,786,763)
Loss from operations
  before interest...........        (8,714,785)         (34,316,948)        (127,296)                   -        (43,159,029)

Additions to fixed assets...           568,102           12,483,334          140,601                    -         13,192,037
Total assets................         3,049,353           35,717,218        1,407,653           53,194,851(1)      93,369,075

2000

                                                     GENOTYPING KITS
                                    SEQUENCING          AND OTHER           TESTING           RECONCILING
                                      SYSTEMS         CONSUMABLES           SERVICES                ITEMS          TOTAL
                                    ----------       ---------------        --------          -----------          -----
Revenues....................      $  4,522,661         $  8,137,122      $   412,780       $            -       $ 13,072,563

Depreciation and
  amortization..............        (1,512,839)          (3,507,732)        (411,398)                   -         (5,431,969)
Loss from operations
  before interest...........       (12,023,931)         (24,089,606)        (124,652)                   -        (36,238,189)

Additions to fixed assets...         2,079,845            5,543,748        1,645,452                    -          9,269,045
Total assets................         3,254,096           24,356,264        2,166,347           80,398,990(1)      110,175,697

1999

                                                     GENOTYPING KITS
                                    SEQUENCING          AND OTHER           TESTING           RECONCILING
                                      SYSTEMS         CONSUMABLES           SERVICES                ITEMS          TOTAL
                                    ----------        -----------           --------          -----------          -----
Revenues....................      $  7,725,910         $  4,729,865      $ 1,171,145       $            -       $ 13,626,920

Depreciation and
  amortization..............        (1,184,981)            (999,571)        (383,398)                   -         (2,567,950)
Profit (loss) from
  operations before
  interest.................        (13,889,277)         (10,099,584)           4,939                    -        (23,983,922)

Additions to fixed assets...           697,030              849,144          372,918                    -          1,919,092
Total assets................         7,466,062            6,724,730        1,760,794           42,687,963(1)      58,639,549

Reconciling items consist of:     (1) Cash, cash equivalents and short-term
                                      investments

                              VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - CONTINUED

     GEOGRAPHIC INFORMATION
     REVENUES, BY CUSTOMER LOCATION                                   YEARS ENDED DECEMBER 31
     ------------------------------              --------------------------------------------------------------
                                                                  2001                  2000                 1999
                                                                  ----                  ----                 ----
     Canada                                              $     357,495          $    822,568          $    468,535
     United States                                           6,239,804             5,798,864             4,686,868
                                                         -------------          ------------          ------------
            North America                                    6,597,299             6,621,432             5,155,403
                                                         -------------          ------------          ------------

     France                                                    855,379               760,742             1,252,222
     Italy                                                   1,295,486               839,243               602,484
     Other Europe                                            3,217,229             3,371,016             3,696,261
                                                         -------------          ------------          ------------
            Europe                                           5,368,094             4,971,001             5,550,967
                                                         -------------          ------------          ------------

     Japan                                                   1,195,099               927,644             1,609,799
     Other Asia and Latin America                              419,422               552,486             1,310,751
                                                         -------------          ------------          ------------
            Asia and Latin America                           1,614,521             1,480,130             2,920,550
                                                         -------------          ------------          ------------

                                                         $  13,579,914          $ 13,072,563          $ 13,626,920
                                                         =============          ============          ============

     GEOGRAPHIC INFORMATION
     FIXED ASSETS                                                           DECEMBER 31
     ------------                                  --------------------------------------------------------------
                                                                  2001                 2000                 1999
                                                                  ----                 ----                 ----
     Canada                                              $   1,790,281          $  2,614,017          $ 2,530,222
     United States                                          14,710,160             6,486,653              955,161
     Europe                                                  2,156,554             1,191,612              687,952
                                                         -------------          ------------          -----------
                                                         $  18,656,995          $ 10,292,282          $ 4,173,335
                                                         =============          ===========          ============

In 2001, one customer accounted for 9% of sales, of which 8% comprised Sequencing Systems and 1% comprised Genotyping Kits and Other Consumables. (2000
- one customer accounted for 11% of sales, of which 10% comprised Sequencing Systems and 1% comprised Genotyping Kits and Other Consumables; 1999 - one customer accounted for 21% of sales, of which 19% comprised Sequencing Systems and 2% comprised Genotyping Kits and Other Consumables).

                              VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - COMMITMENTS AND CONTINGENCIES

COMMITMENTS

The Company is committed to make payments under a license agreement of $5,000,000 per year in each of the years 2002 and 2003. The Company has collaborative arrangements with certain third parties that provide for royalty payments (see Note 3).

The Company has entered into operating leases for premises and equipment as follows:

        2002                         $       1,803,010
        2003                                 1,030,443
        2004                                   926,480
        2005                                 1,077,553
        2006 and thereafter                  6,088,748
                                     -----------------
                                     $      10,926,234
                                     =================

Rent expense was $2,329,495 in 2001 (2000 - $1,768,346; 1999 - $851,876).

CONTINGENCIES

During 2000 and 2001 the Company sub-leased certain facilities it had vacated (see Note 11). In the event of default by the sub-lessees the Company remains contingently liable for remaining future lease commitments of approximately $1,568,000 related to these sub-leases.

In September 2001, a lawsuit was filed in the United States District Court for the Northern District of California against the Company by The Board of Trustees of the Leland Stanford Junior University claiming that the Company's TRUGENE HIV-1 Genotyping Kit infringes patents owned by the university. The Company has received an attorney opinion that it does not infringe any claim of the patents-in-suit. No amount has been provided in these consolidated financial statements in respect of these allegations, as the amount of loss, if any, cannot be determined and the results of such allegations cannot be predicted with certainty.

NOTE 15 - RELATED PARTY TRANSACTIONS

During 2001, the Company incurred consulting fees to a director of the Company in the amount of $13,283 (2000 and 1999 - nil). During 2000, the Company incurred consulting fees to a firm, of which the president was a director of the Company, in the amount of $64,487 (1999 - $291,115). During 2000, the Company incurred legal fees to a law firm, in which a partner was a former director of the Company, in the amount of $10,939 (2001 - nil; 1999 - $246,210). During 2000, the Company also incurred consulting fees to a former director of the Company, in the amount of $28,250 (2001 - nil; 1999 - $58,269).

NOTE 16 - COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current year.

                              VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - SUBSEQUENT EVENT

On February 27, 2002, the Company received notice of a lawsuit that has been filed in Milan, Italy against Visible Genetics Inc. and two of the Company's wholly-owned subsidiaries by Nuclear Laser Medicine Srl. The lawsuit seeks unspecified damages and specific performance relating to an alleged distribution agreement pertaining to the Company's Hepatitis C and HIV products in Italy. No amount has been provided in these consolidated financial statements in respect of these allegations, as the amount of loss, if any, cannot be determined and the results of such allegations cannot be predicted with certainty.

                                  EXHIBIT INDEX

EXHIBITS
NUMBER                              DESCRIPTION OF DOCUMENT                                                          PAGE
------                              -----------------------                                                          ----
       8   See Item 4.  Information on the Company-Organizational Structure
   10.27   Common  Shares  Purchase  Agreement,  dated  December 24, 2001,  by and among  Visible  Genetics
           Inc. and the  Investors who are  signatories thereto.
   10.28   Registration Rights Agreement,  dated December 24, 2001, by and among Visible Genetics Inc. and the
           Investors who are signatories thereto.
   10.29   Amended and Restated Employment  Agreement,  dated as of February 1, 2002, among Visible Genetics
           Corporation,  Visible Genetics Inc. and Richard T. Daly.
   10.30   Amended and Restated  Employment  Agreement,  dated as of February 1, 2002, among Visible Genetics
           Inc., Visible Genetics UK Ltd. and Arthur Cole.
   10.31   Employment  Agreement,  dated as of February 1, 2002,  among Visible Genetics Inc.,  Visible
           Genetics  Corporation and Thomas J. Clarke.
   10.32   Employment Agreement, dated as of February 1, 2002, among Visible Genetics Inc., Visible Genetics
           Corporation and Tim Ellis.
   10.33   Employment Agreement, dated as of February 1, 2002, between Visible Genetics Inc. and Marguerite
           Ethier.
   10.34   Service Agreement, dated December 15, 2001, between Visible Genetics UK Ltd. and Brendan Larder.
   10.35   Deed,  dated  September  12,  2001,  by and among  Visible  Genetics  Inc.,  Visible  Genetics
           UK Ltd.,  Virco U.K.  Limited and Tibotec-Virco N.V.
   10.36   Licence to Assign, dated October 10, 2001, by and among Visible Genetics Inc., Visible Genetics
           UK Ltd., Virco UK Limited and The Master Fellows and Scholars of Trinity College Cambridge, including that certain Lease, dated January 19, 1999, by and among The Master Fellows and Scholars of
           Trinity College Cambridge, Virco U.K. Limited and Virco NV, attached as Schedule A thereto.